    As Filed with the Securities and Exchange Commission on October 1, 2007
                                                           File Nos. 333-143228

                                                                      811-07467
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         Pre-Effective Amendment No. 1


                                      And

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                       Post-Effective Amendment No. 108


                 ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                          (Exact Name of Registrant)

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                              (Name of Depositor)

                               100 Motor Parkway
                                   Suite 132
                           Hauppauge, New York 11788
                                 631-357-8920
   (Address and Telephone Number of Depositor's Principal Executive Offices)

                              MICHAEL J. VELOTTA
                 Vice President, Secretary and General Counsel
                  Allstate Life Insurance Company of New York
                               3100 Sanders Road
                          Northbrook, Illinois 60062
                                 847-402-5000
           (Name, Address and Telephone Number of Agent for Service)

                                   Copy to:

                                Angela M. Bandi
                               Associate Counsel
                  Allstate Life Insurance Company of New York
                         3100 Sanders Road, Suite J5B
                             Northbrook, IL 60062

Approximate Date of Proposed Offering: Continuous.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Offered: Units of interest in the Allstate Life of New York Separate Account A under deferred variable annuity contracts.


================================================================================

                                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

                                         P.O. Box 70178, Philadelphia, PA 19176


 ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY B SERIES ("B SERIES")

 ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY L SERIES ("L SERIES")

 ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY X SERIES ("X SERIES")

 Flexible Premium Deferred Annuities


 PROSPECTUS:           , 2007


                      ------------------------


 This prospectus describes three different flexible premium deferred annuity classes offered by Allstate Life Insurance Company of New York ("Allstate New York", "we", "our", or "us"). Each of the B Series, L Series, and X Series is a class within a single annuity contract, rather than a separate annuity contract under State insurance law. For convenience in this prospectus, we sometimes refer to each of these annuity classes as an "Annuity", and to the classes collectively as the "Annuities." We also sometimes refer to each class by its specific name (e.g., the "B Series"). Each Annuity has different features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. This Prospectus describes the important features of the Annuities and what you should consider before purchasing one of the Annuities. The Prospectus also describes differences among the Annuities which include differences in the fees and charges you pay and variations in some product features such as the availability of certain bonus amounts. These differences among the products are discussed more fully in the Prospectus and summarized in Appendix B entitled "Selecting the Variable Annuity That's Right for You". Please note that the total asset-based charges and the Contingent Deferred Sales Charge
 (CDSC) for the X Series are higher than the B Series or the L Series. These additional charges may more than offset the amount of the Purchase Credit provided by the X Series. There may also be differences in the compensation paid to your Financial Professional for each Annuity. In addition, selling broker-dealer firms through which each Annuity is sold may decline to make available to their customers certain of the optional features offered generally under the Annuity. Alternatively, such firms may restrict the availability of the optional benefits that they do make available to their customers (e.g., by imposing a lower maximum issue age for certain optional benefits than what is prescribed generally under the Annuity). Please speak to your registered representative for further details. Each Annuity or certain of its investment options and/or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and/or regulations. For more information about variations applicable to your state, please refer to your Annuity contract or consult your Financial Professional. Certain terms are capitalized in this Prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.


 THE SUB-ACCOUNTS
 Each Sub-account of the Allstate Life of New York Separate Account A ("Separate Account") invests in an underlying mutual fund portfolio ("Portfolio"). Currently, portfolios of Advanced Series Trust (formerly named American Skandia Trust) are being offered. See the following page for a complete list of Sub-accounts.

 PLEASE READ THIS PROSPECTUS
 Please read this Prospectus and the current prospectus for the underlying mutual funds. Keep them for future reference. If you are purchasing one of the Annuities as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur when replacing your existing coverage and that this Annuity may be subject to a contingent deferred sales charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need.

 AVAILABLE INFORMATION

 We have also filed a Statement of Additional Information, dated           ,
 2007 that is available from us, without charge, upon your request. The
 contents of the Statement of Additional Information are described on page   .
 This Prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C., 20549. (See file number 333-143228). These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

                 FOR FURTHER INFORMATION CALL: 1-877-234-8688

 These annuities are NOT deposits or obligations of, or issued, guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

--------------------------------------------------------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
 THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                              INVESTMENT OPTIONS

                             Advanced Series Trust
   AST Advanced Strategies
   AST Aggressive Asset Allocation
   AST AllianceBernstein Core Value
   AST AllianceBernstein Managed Index 500
   AST AllianceBernstein Growth & Income
   AST American Century Income & Growth
   AST American Century Strategic Allocation
   AST Balanced Asset Allocation
   AST Capital Growth Asset Allocation
   AST Cohen & Steers Realty
   AST Conservative Asset Allocation
   AST DeAM Large-Cap Value
   AST DeAM Small-Cap Value
   AST Federated Aggressive Growth
   AST First Trust Balanced Target
   AST First Trust Capital Appreciation Target
   AST Goldman Sachs Concentrated Growth
   AST Goldman Sachs Mid-Cap Growth
   AST High Yield
   AST International Growth
   AST International Value
   AST JPMorgan International Equity
   AST Large-Cap Value
   AST Lord Abbett Bond Debenture
   AST Marsico Capital Growth
   AST MFS Global Equity
   AST MFS Growth
   AST Mid-Cap Value
   AST Money Market
   AST Neuberger Berman Mid-Cap Growth
   AST Neuberger Berman Mid-Cap Value
   AST Neuberger Berman Small-Cap Growth Portfolio
   AST PIMCO Limited Maturity Bond
   AST PIMCO Total Return Bond
   AST Preservation Asset Allocation
   AST Small-Cap Growth
   AST Small-Cap Value
   AST T. Rowe Price Asset Allocation
   AST T. Rowe Price Large-Cap Growth
   AST T. Rowe Price Global Bond
   AST T. Rowe Price Natural Resources
   AST UBS Dynamic Alpha

                                   CONTENTS


INTRODUCTION..............................................................................  1

 WHY WOULD I CHOOSE TO PURCHASE ONE OF THE ANNUITIES?.....................................  1
 WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITIES?......................................  1
 HOW DO I PURCHASE ONE OF THE ANNUITIES?..................................................  2

GLOSSARY OF TERMS.........................................................................  3

SUMMARY OF CONTRACT FEES AND CHARGES......................................................  5

EXPENSE EXAMPLES..........................................................................  9

INVESTMENT OPTIONS........................................................................ 10

 WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?....................... 10
 WHAT ARE THE FIXED RATE OPTIONS?......................................................... 17

FEES AND CHARGES.......................................................................... 19

 WHAT ARE THE CONTRACT FEES AND CHARGES?.................................................. 19
 WHAT CHARGES APPLY TO THE FIXED RATE OPTIONS?............................................ 20
 WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYMENT OPTION?................................ 21
 EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES................................................ 21

PURCHASING YOUR ANNUITY................................................................... 22

 WHAT ARE OUR REQUIREMENTS FOR PURCHASING ONE OF THE ANNUITIES?........................... 22

MANAGING YOUR ANNUITY..................................................................... 23

 MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?.......................... 23
 MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?............................................. 23
 MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?................................................. 23
 MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?............................. 23
 MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?......................... 23

MANAGING YOUR ACCOUNT VALUE............................................................... 24

 HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?............................................. 24
 HOW DO I RECEIVE A LONGEVITY CREDIT UNDER THE X SERIES?.................................. 24
 HOW ARE LONGEVITY CREDITS APPLIED TO MY ACCOUNT VALUE UNDER THE X SERIES?................ 24
 HOW DO I RECEIVE A PURCHASE CREDIT UNDER THE X SERIES?................................... 24
 HOW IS EACH PURCHASE CREDIT APPLIED TO MY ACCOUNT VALUE?................................. 24
 ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?............... 25
 DO YOU OFFER MORE THAN ONE DOLLAR COST AVERAGING PROGRAM?................................ 26
 DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?......................................... 27
 MAY I GIVE MY FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS?..... 27

ACCESS TO ACCOUNT VALUE................................................................... 28

 WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?......................................... 28
 ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?............................................ 28
 CAN I WITHDRAW A PORTION OF MY ANNUITY?.................................................. 28
 HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWALS?........................................... 28
 CAN I MAKE PERIODIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD?.......... 29
 DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTIONS 72(T)/72(Q) OF THE INTERNAL REVENUE
   CODE?.................................................................................. 29
 WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?....................... 29
 CAN I SURRENDER MY ANNUITY FOR ITS VALUE?................................................ 29
 WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?............................................. 30
 HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?..................................... 30

LIVING BENEFIT PROGRAMS................................................................... 31

 DO YOU OFFER PROGRAMS DESIGNED TO PROVIDE INVESTMENT PROTECTION FOR OWNERS WHILE THEY
   ARE ALIVE?............................................................................. 31
 GUARANTEED MINIMUM INCOME BENEFIT (GMIB)................................................. 31
 TRUEINCOME/SM/........................................................................... 35
 TRUEINCOME--SPOUSAL...................................................................... 40


DEATH BENEFIT...................................................  44

 WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?..................  44
 BASIC DEATH BENEFIT............................................  44
 OPTIONAL DEATH BENEFIT.........................................  44
 PAYMENT OF DEATH BENEFITS......................................  46

VALUING YOUR INVESTMENT.........................................  49

 HOW IS MY ACCOUNT VALUE DETERMINED?............................  49
 WHAT IS THE SURRENDER VALUE OF MY ANNUITY?.....................  49
 HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?....................  49
 WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?....................  49

TAX CONSIDERATIONS..............................................  51

GENERAL INFORMATION.............................................  58

 HOW WILL I RECEIVE STATEMENTS AND REPORTS?.....................  58
 WHO IS ALLSTATE NEW YORK?......................................  58
 WHAT IS THE SEPARATE ACCOUNT?..................................  58
 WHAT IS THE LEGAL STRUCTURE OF THE PORTFOLIOS?.................  58
 WHO DISTRIBUTES ANNUITIES OFFERED BY ALLSTATE NEW YORK?........  60
 FINANCIAL STATEMENTS...........................................  61
 HOW TO CONTACT US..............................................  61
 LEGAL PROCEEDINGS..............................................  61
 CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION............  62

APPENDIX A - ACCUMULATION UNIT VALUES........................... A-1

APPENDIX B - SELECTING THE VARIABLE ANNUITY THAT'S RIGHT FOR YOU B-1

                                 INTRODUCTION

 WHY WOULD I CHOOSE TO PURCHASE ONE OF THE ANNUITIES?
 The Annuities are frequently used for retirement planning because they allow you to accumulate retirement savings and also offer annuity payment options when you are ready to begin receiving income. Each Annuity also offers a choice of different optional benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive and one or more Death Benefits that can protect your retirement savings if you die during a period of declining markets. Each Annuity may be used as an investment vehicle for certain individual "qualified" investments, including an IRA, SEP-IRA, and Roth IRA. Each Annuity may also be used as an investment vehicle for "non-qualified" investments. Each Annuity allows you to invest your money in a number of Sub-accounts as well as in one or more Fixed Rate Options. This Prospectus describes three different Annuities including features that these Annuities have in common as well as differences. For a summary of each Annuity's features, please refer to Appendix B entitled, "Selecting the Variable Annuity That's Right for You."

 When an Annuity is purchased as a "non-qualified" investment, you generally are not taxed on any investment gains the Annuity earns until you make a withdrawal or begin to receive annuity payments. This feature, referred to as "tax-deferral", can be beneficial to the growth of your Account Value because money that would otherwise be needed to pay taxes on investment gains each year remains invested and can earn additional money. However, because the Annuity is designed for long-term retirement savings, a 10% penalty tax may be applied on withdrawals you make before you reach age 59 1/2. An Annuity purchased as a non-qualified investment is not subject to the maximum contribution limits that may apply to a qualified investment, and is not subject to required minimum distributions after age 70 1/2.

 When an Annuity is purchased as a "qualified" investment, you should consider that the Annuity does not provide any tax advantages in addition to the preferential treatment already available through your retirement plan under the Internal Revenue Code. In other words, you need not invest in an Annuity to gain the preferential tax treatment provided by your retirement plan. An Annuity, however, may offer features and benefits in addition to providing tax deferral that other investment vehicles may not offer, including Death Benefit protection for your beneficiaries, lifetime income options and the ability to make transfers between numerous Sub-accounts offered under the Annuity. You should consult with your Financial Professional as to whether the overall benefits and costs of the Annuity are appropriate considering your overall financial plan.

 WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITIES?

..    Each Annuity is a "flexible premium deferred annuity." It is called
     "flexible premium" because you have considerable flexibility in the timing and amount of Purchase Payments. Generally, investors "defer" receiving annuity payments until after an accumulation period.

..    Each Annuity offers both Sub-accounts and Fixed Rate Options. If you allocate your Account Value to Sub-accounts, the value of your Annuity will vary daily to reflect the investment performance of the underlying investment options. Fixed Rate Option interest is guaranteed by us.

..    Each Annuity features two distinct periods - the accumulation period and the payout period. During the accumulation period your Account Value is allocated to one or more investment options.

..    During the payout period, commonly called "annuitization," you can elect to receive annuity payments (1) for life; (2) for life with a guaranteed minimum number of payments; (3) based on joint lives; or (4) for a guaranteed number of payments. We currently make annuity payments available on a fixed basis only.

..    Each Annuity offers optional income benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive.

..    Each Annuity offers a basic Death Benefit. It also offers optional Death
     Benefits that provide an enhanced level of protection for your beneficiary(ies) for an additional charge.

..    You are allowed to withdraw a limited amount of money from each Annuity on an annual basis without any charges, although any optional guaranteed benefit you elect may be reduced. Other product features allow you to access your Account Value as necessary, although a charge may apply.

 Transfers between investment options are tax-free. Currently, you may make twenty transfers each year free of charge. We also offer several programs that enable you to manage your Account Value as your financial needs and investment performance change.

 WITH RESPECT TO THE X SERIES ONLY:

..    If you purchase this Annuity, we apply an additional amount ("Purchase
     Credit") to your Account Value with each Purchase Payment you make, including your initial Purchase Payment and any additional Purchase Payments.


..    Please note that the total asset-based charges for the X Series are higher than the B Series or the L Series. In addition, the Contingent Deferred Sales Charge (CDSC) on this Annuity is higher and is deducted for a longer period of time as compared to our other annuities. These additional charges may more than offset the amount of the Purchase Credit provided by the X Series. The Purchase Credit amount is included in your Account Value.


..    Allstate New York may take back all Purchase Credits if you return your
     Annuity under the "free-look" provision. In addition, Allstate New York may take back Purchase Credits associated with any Purchase Payment if the Purchase Credit was applied within twelve (12) months prior to the death of the Owner (or Annuitant if entity-owned). In these situations, your Account Value could be substantially reduced. The amount we take back will equal the Purchase Credit, without adjustment up or down for investment performance. Therefore, any gain on the Purchase Credit amount will not be taken back. But if there was a loss on the Purchase Credit, the amount we take back will still equal the amount of the Purchase Credit. Additional conditions and restrictions apply. We do not deduct a CDSC in any situation where we take back the Purchase Credit amount.

..    Beginning on the tenth Annuity Anniversary and on every Annuity
     Anniversary thereafter, we add a Longevity Credit to your Account Value with respect to Purchase Payments that have been in your Annuity more than 9 full Annuity years less withdrawals, subject to our rules and State availability.

..    Purchase Credits applied to Purchase Payments are not intended to offset surrender charge(s) of any annuity contract you may currently own. When replacing your current annuity, please consider all charges associated with that annuity. For more information on all available annuity classes, please see Appendix B of this prospectus.

 HOW DO I PURCHASE ONE OF THE ANNUITIES?
 We sell each Annuity through licensed, registered Financial Professionals. Each Annuity has minimum initial Purchase Payments as follows: $1,000 for the B Series and $10,000 for the X Series and the L Series. We may allow you to make a lower initial Purchase Payment provided you establish an electronic funds transfer program under which Purchase Payments received in the first Annuity Year total at least the minimum initial Purchase Payment for the Annuity purchased. Unless we agree otherwise and subject to our rules, if the Annuity is owned by an individual or individuals, the oldest of those Owners must not be older than a maximum issue age as of the Issue Date of the Annuity as follows: age 85 for the B Series and the L Series, and age 75 for the X Series. No additional Purchase Payments will be permitted after age 85 for any of the Annuities. If the Annuity is owned by an entity, the annuitant must not be older than the maximum issue age, as of the Issue Date of the Annuity unless we agree otherwise. The availability and level of protection of certain optional benefits may vary based on the age of the Owner on the Issue Date of the Annuity, on the date the benefit is elected or the date of the Owner's death.

                               GLOSSARY OF TERMS

 Many terms used within this Prospectus are described within the text where they appear. The description of those terms are not repeated in this Glossary of Terms.

 Account Value
 The value of each allocation to a Sub-account or a Fixed Rate Option prior to the Annuity Date, plus any earnings, and/or less any losses, distributions and charges. The Account Value is calculated before we assess any applicable Contingent Deferred Sales Charge ("CDSC" or "surrender charge") and/or, other than on an Annuity anniversary, any fee that is deducted from the contract annually in arrears. The Account Value is determined separately for each Sub-account and for each Fixed Rate Option, and then totaled to determine the Account Value for your entire Annuity. With respect to the X Series, the Account Value includes any Longevity Credit we apply, and any Purchase Credits we applied to your Purchase Payments that we are entitled to recover under certain circumstances and the Account Value includes any Longevity Credit we apply.

 Annuitization
 The application of Account Value (or Protected Income Value for the Guaranteed Minimum Income Benefit, if applicable) to one of the available annuity options for the Owner to begin receiving periodic payments for life (or joint lives), for a guaranteed minimum number of payments, or for life with a guaranteed minimum number of payments.

 Annuity Date
 The date you choose for annuity payments to commence. The Annuity Date must be no later than the first day of the month coinciding with or next following the 95/th/ birthday of the older of the Owner or Annuitant (unless we agree to another date).

 Annuity Year
 A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

 Code
 The Internal Revenue Code of 1986, as amended from time to time.

 Contingent Deferred Sales Charge (CDSC)
 This is a sales charge that may be deducted when you make a full or partial withdrawal under your Annuity. We refer to this as a "contingent" charge because it is imposed only if you make a withdrawal. The charge is a percentage of each applicable Purchase Payment that is being withdrawn. The period during which a particular percentage applies is measured from the effective date of each Purchase Payment. The amount and duration of the CDSC varies among the X Series, L Series, and B Series. See "Summary of Contract Fees and Charges" for details on the CDSC for each Annuity.

 Fixed Rate Option
 An investment option that offers a fixed rate of interest for a specified Guarantee Period during the accumulation period.

 Free Look
 Under state insurance laws, you have the right, during a limited period of time, to examine your Annuity and decide if you want to keep it. This right is referred to as your "free look" right. The length of this time period depends on the law of your state, and may vary depending on whether your purchase is a replacement or not. Check your Annuity contract for more details about your free look right.

 Guaranteed Minimum Income Benefit (GMIB)
 We offer a program that, for an additional cost, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on your total Purchase Payments and an annual increase of 5% on such Purchase Payments adjusted for withdrawals (called the "Protected Income Value"), regardless of the impact of market performance on your Account Value.

 Guarantee Period
 A period of time during the accumulation period where we credit a fixed rate of interest on a Fixed Rate Option.

 Highest Anniversary Value Death Benefit ("HAV")
 We offer an Optional Death Benefit that, for an additional cost, provides an enhanced level of protection for your beneficiary(ies) by providing a death benefit equal to the greater of the basic Death Benefit or the Highest Anniversary Value, less proportional withdrawals.

 Insurance Charge
 "Insurance Charge" refers to the combination of the Mortality & Expense Risk Charge and the Administration Charge.


 Issue Date
 The effective date of your Annuity.

 Owner
 With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity. With an Annuity issued as a certificate under a group annuity contract, the "Owner" refers to the person or entity who has the rights and benefits designated as to the "Participant" in the certificate.


 Protected Income Value
 Under the optional Guaranteed Minimum Income Benefit (GMIB), the Protected Income Value is a calculation that determines the basis for guaranteed annuity payments.

 Protected Withdrawal Value
 Under the optional TrueIncome and TrueIncome--Spousal, the Protected Withdrawal Value is a calculation that determines the basis for guaranteed withdrawals.


 Sub-Account
 We issue your Annuity through our Separate Account. See "What is the Separate Account?" under the General Information section. The Separate Account invests in underlying mutual fund portfolios ("Portfolios"). From an accounting perspective, we divide the Separate Account into a number of sections, each of which corresponds to a particular Portfolio. We refer to each such section of our Separate Account as a "Sub-account".

 Surrender Value
 The value of your Annuity available upon surrender prior to the Annuity Date. It equals the Account Value as of the date we price the surrender minus any applicable CDSC, Annual Maintenance Fee, Tax Charge and the charge for any optional benefits and any additional amounts we applied to your Purchase Payments that we may be entitled to recover under certain circumstances.


 TrueIncome/SM/

 We offer a program that, for an additional cost, guarantees your ability to withdraw amounts equal to a percentage of an initial principal value, regardless of the impact of market performance on your Account Value, subject to our program rules regarding the timing and amount of withdrawals.

 TrueIncome--Spousal
 We offer a program that, for an additional cost, guarantees until the later death of two Designated Lives (as defined in this Prospectus) the ability to withdraw an annual amount equal to 5% of an initial principal value regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals.

 Unit
 A measure used to calculate your Account Value in a Sub-account during the accumulation period.

 Valuation Day
 Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

                     SUMMARY OF CONTRACT FEES AND CHARGES


 Below is a summary of the fees and charges for the Annuities. Some fees and charges are assessed against each Annuity while others are assessed against assets allocated to the Sub-accounts. The fees and charges that are assessed against an Annuity include any applicable Contingent Deferred Sales Charge, Transfer Fee and Annual Maintenance Fee. The charges that are assessed against the Sub-accounts are the Mortality and Expense risk charge, the charge for Administration of the Annuity, and the charge for certain optional benefits you elect, other than the Guaranteed Minimum Income Benefit, which is assessed against the Protected Income Value. Each Portfolio assesses a charge for investment management, other expenses and if applicable, a 12b-1 charge. The prospectus for each Portfolio provides more detailed information about the expenses for the Portfolio.


 The following table provides a summary of the fees and charges you will pay if you surrender your Annuity or transfer Account Value among investment options. These fees and charges are described in more detail within this Prospectus.

                       YOUR TRANSACTION FEES AND CHARGES
                        (assessed against each Annuity)


                     CONTINGENT DEFERRED SALES CHARGE /1/
         -------------------------------------------------------------
                                   B SERIES
         -------------------------------------------------------------
         Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10+
         -------------------------------------------------------------
         7.0%  6.0%  5.0%  4.0%  3.0%  2.0%  1.0%  0.0%   --     --
         -------------------------------------------------------------



                                   L SERIES
         -------------------------------------------------------------
         Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10+
         -------------------------------------------------------------
         7.0%  6.0%  5.0%  4.0%  0.0%   --    --    --    --     --
         -------------------------------------------------------------



                                   X SERIES
         -------------------------------------------------------------
         Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10+
         -------------------------------------------------------------
         9.0%  8.5%  8.0%  7.0%  6.0%  5.0%  4.0%  3.0%  2.0%   0.0%
         -------------------------------------------------------------



                 1 The Contingent Deferred Sales Charges are assessed as a percentage of each applicable Purchase Payment and deducted upon surrender or withdrawal. For purposes of calculating this charge, we consider the year following the date of each Purchase Payment as Year 1.



----------------------------------------------------------------------------------
                        OTHER TRANSACTION FEES AND CHARGES
----------------------------------------------------------------------------------
   FEE/CHARGE          B SERIES              L SERIES              X SERIES
----------------------------------------------------------------------------------
Transfer Fee /2/ $20.00 maximum charge $20.00 maximum charge $20.00 maximum charge
                 $10.00 current charge $10.00 current charge $10.00 current charge
----------------------------------------------------------------------------------





/2/ Currently, we deduct $10 for each transfer after the 20/th/ transfer each Annuity Year. The maximum we may charge is $20 per transfer after the 8/th/ transfer each Annuity Year.


 The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the Portfolio annual expenses. These fees and charges are described in more detail within this Prospectus.

------------------------------------------------------------------------------------------------
                                 YOUR PERIODIC FEES AND CHARGES
                                (assessed against each Annuity)
------------------------------------------------------------------------------------------------
       FEE/CHARGE               B SERIES                L SERIES                X SERIES
------------------------------------------------------------------------------------------------
Annual Maintenance Fee * Smaller of $30 or 2% of Smaller of $30 or 2% of Smaller of $30 or 2% of
                             Account Value *         Account Value *         Account Value *
------------------------------------------------------------------------------------------------

 * Only applicable if Account Value is less than $100,000 (assessed annually on the Annuity's anniversary date or upon surrender). If you are a beneficiary under the Beneficiary Continuation Option, the Annual Maintenance Fee is the smaller of $30 or 2% of Account Value if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

            ----------------------------------------------------------------------
            ANNUAL FEES/CHARGES OF THE SUB-ACCOUNTS /1/
            (assessed as a percentage of the daily net assets of the sub-accounts)
            ----------------------------------------------------------------------
                     FEE/CHARGE               B SERIES     L SERIES    X SERIES
            ----------------------------------------------------------------------
            Mortality & Expense Risk           1.00%        1.35%       1.40%
            Charge /2/
            ----------------------------------------------------------------------
            Administration Charge /2/          0.15%        0.15%       0.15%
            ----------------------------------------------------------------------
            Settlement Service Charge /3/      1.00%        1.00%       1.00%
            ----------------------------------------------------------------------
            Total Annual Charges of the        1.15%        1.50%       1.55%
            Sub-accounts
            ----------------------------------------------------------------------


 (1)These charges are deducted daily and apply to the Sub-accounts only.
 (2)The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the "Insurance Charge" elsewhere in this Prospectus.
 (3)The Settlement Service Charge applies only if your beneficiary elects the Beneficiary Continuation Option. The Mortality & Expense Risk Charge and the Administration Charge do not apply if you are a beneficiary under the Beneficiary Continuation Option. Please refer to the section of this Prospectus that describes the Beneficiary Continuation Option for more detailed information about these options, including certain restrictions and limitations that may apply.

 The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above.


----------------------------------------------------------------------------------------------------------
                                 YOUR OPTIONAL BENEFIT FEES AND CHARGES
----------------------------------------------------------------------------------------------------------
          OPTIONAL BENEFIT                  OPTIONAL           TOTAL           TOTAL           TOTAL
                                          BENEFIT FEE/         ANNUAL          ANNUAL          ANNUAL
                                             CHARGE         CHARGE/ (1)/    CHARGE/ (1)/    CHARGE/ (1)/
                                                            FOR B SERIES    FOR L SERIES    FOR X SERIES
----------------------------------------------------------------------------------------------------------

GUARANTEED MINIMUM INCOME BENEFIT      (2.00% maximum)/ 2/ (3.15% maximum) (3.50% maximum) (3.55% maximum)
(GMIB)                                   0.50% currently   1.65% currently 2.00% currently 2.05% currently
----------------------------------------------------------------------------------------------------------

TRUEINCOME/SM/                         (1.50% maximum)/ 3/ (2.65% maximum) (3.00% maximum) (3.05% maximum)
                                         0.60% currently   1.75% currently 2.10% currently 2.15% currently
----------------------------------------------------------------------------------------------------------

TRUEINCOME--SPOUSAL                    (1.50% maximum)/ 3/ (2.65% maximum) (3.00% maximum) (3.05% maximum)
                                         0.75% currently   1.90% currently 2.25% currently 2.30% currently
----------------------------------------------------------------------------------------------------------

HIGHEST ANNIVERSARY VALUE DEATH             0.25%/ 4/           1.40%           1.75%           1.80%
BENEFIT ("HAV")
----------------------------------------------------------------------------------------------------------
Please refer to the section of this Prospectus that describes each optional benefit for a complete description of the benefit, including any restrictions or limitations that may apply.
----------------------------------------------------------------------------------------------------------



 (1)The Total Annual Charge includes the Insurance Charge assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit.
 (2)We reserve the right to increase the charge for GMIB to a maximum of 2.00% upon any reset of the Protected Income Value or upon a new election. The charge is assessed as a percentage of the average Protected Income Value during each year and deducted annually (and upon certain withdrawals) in arrears each Annuity Year.
 (3)We have the right to increase the charge for each of these benefits up to the 1.50% maximum upon a step-up, or for a new election of each such benefit. However, we have no present intention of increasing the charges for those benefits to that maximum level. The charge is assessed annually as a percentage of the average daily net assets of the Sub-accounts.
 (4)Assessed annually as a percentage of the average daily net assets of the Sub-accounts.


 The following table provides the range (minimum and maximum) of the total annual expenses for the Portfolios as of December 31, 2006. Each figure is stated as a percentage of the Portfolio's average daily net assets.

-----------------------------------------------------------------------------------------------------------------------
                                     TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES
-----------------------------------------------------------------------------------------------------------------------
                                                       MINIMUM                                 MAXIMUM
-----------------------------------------------------------------------------------------------------------------------
Total Portfolio Operating Expenses                      0.61%                                   1.25%
-----------------------------------------------------------------------------------------------------------------------

 The following are the total annual expenses for each Portfolio as of December 31, 2006 except as noted. The "Total Annual Portfolio Operating Expenses" reflect the combination of the Portfolio's investment management fee, other expenses, and any 12b-1 fees. Each figure is stated as a percentage of the Portfolio's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. For certain of the Portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed. The existence of any such fee waivers and/or reimbursements have been reflected in the footnotes. The following expenses are deducted by the Portfolio before it provides Allstate New York with the daily net asset value. The Portfolio information was provided by the Portfolio company and has not been independently verified by us. See the prospectuses or statements of additional information of the Portfolios for further details. The current prospectus and statement of additional information for the Portfolios can be obtained by calling 1-877-234-8688.



--------------------------------------------------------------------------------------------------------
                                      PORTFOLIO ANNUAL EXPENSES
                    (as a percentage of the average net assets of the portfolios)
--------------------------------------------------------------------------------------------------------
                                                        For the year ended December 31, 2006
                                               -------------------------------------------------------
                  Portfolio                                                                      Total
                                                                                   Acquired     Annual
                                               Investment                          Portfolio   Portfolio
                                               Management    Other                  Fees &     Operating
                                                  Fees    Expenses/ 1/ 12b-1 Fees Expenses/ 2/ Expenses
--------------------------------------------------------------------------------------------------------
Advanced Series Trust/ 3/
 AST Advanced Strategies                         0.85%       0.24%       0.00%       0.00%       1.09%
 AST Aggressive Asset Allocation                 0.15%       0.05%       0.00%       0.99%       1.19%
 AST AllianceBernstein Core Value                0.75%       0.14%       0.00%       0.00%       0.89%
 AST AllianceBernstein Managed Index 500         0.60%       0.14%       0.00%       0.00%       0.74%
 AST AllianceBernstein Growth & Income           0.75%       0.11%       0.00%       0.00%       0.86%
 AST American Century Income & Growth            0.75%       0.15%       0.00%       0.00%       0.90%
 AST American Century Strategic Allocation/ 4/   0.85%       0.21%       0.00%       0.00%       1.06%
 AST Balanced Asset Allocation                   0.15%       0.02%       0.00%       0.90%       1.07%
 AST Capital Growth Asset Allocation             0.15%       0.02%       0.00%       0.95%       1.12%
 AST Cohen & Steers Realty                       1.00%       0.13%       0.00%       0.00%       1.13%
 AST Conservative Asset Allocation               0.15%       0.04%       0.00%       0.89%       1.08%
 AST DeAM Large-Cap Value                        0.85%       0.15%       0.00%       0.00%       1.00%
 AST DeAM Small-Cap Value                        0.95%       0.23%       0.00%       0.00%       1.18%
 AST Federated Aggressive Growth                 0.95%       0.14%       0.00%       0.00%       1.09%
 AST First Trust Balanced Target                 0.85%       0.21%       0.00%       0.00%       1.06%
 AST First Trust Capital Appreciation Target     0.85%       0.19%       0.00%       0.00%       1.04%
 AST Goldman Sachs Concentrated Growth           0.90%       0.13%       0.00%       0.00%       1.03%
 AST Goldman Sachs Mid-Cap Growth                1.00%       0.15%       0.00%       0.00%       1.15%
 AST High Yield/ 5/                              0.75%       0.15%       0.00%       0.00%       0.90%
 AST International Growth /6/                    1.00%       0.15%       0.00%       0.00%       1.15%
 AST International Value/ 7/                     1.00%       0.13%       0.00%       0.00%       1.13%
 AST JPMorgan International Equity               0.87%       0.16%       0.00%       0.00%       1.03%
 AST Large-Cap Value                             0.75%       0.11%       0.00%       0.00%       0.86%
 AST Lord Abbett Bond Debenture                  0.80%       0.14%       0.00%       0.00%       0.94%
 AST Marsico Capital Growth                      0.90%       0.11%       0.00%       0.00%       1.01%
 AST MFS Global Equity                           1.00%       0.25%       0.00%       0.00%       1.25%
 AST MFS Growth                                  0.90%       0.13%       0.00%       0.00%       1.03%
 AST Mid-Cap Value                               0.95%       0.21%       0.00%       0.00%       1.16%
 AST Money Market                                0.50%       0.11%       0.00%       0.00%       0.61%
 AST Neuberger Berman Mid-Cap Growth             0.90%       0.14%       0.00%       0.00%       1.04%
 AST Neuberger Berman Mid-Cap Value              0.89%       0.11%       0.00%       0.00%       1.00%
 AST Neuberger Berman Small-Cap Growth/ 8/       0.95%       0.16%       0.00%       0.00%       1.11%
 AST PIMCO Limited Maturity Bond                 0.65%       0.12%       0.00%       0.00%       0.77%
 AST PIMCO Total Return Bond                     0.65%       0.12%       0.00%       0.00%       0.77%
 AST Preservation Asset Allocation               0.15%       0.08%       0.00%       0.82%       1.05%
 AST Small-Cap Growth                            0.90%       0.18%       0.00%       0.00%       1.08%
 AST Small-Cap Value/ 9/                         0.90%       0.13%       0.00%       0.00%       1.03%
 AST T. Rowe Price Asset Allocation              0.85%       0.14%       0.00%       0.00%       0.99%
 AST T. Rowe Price Large-Cap Growth              0.90%       0.11%       0.00%       0.00%       1.01%

----------------------------------------------------------------------------------------------
                                 PORTFOLIO ANNUAL EXPENSES
               (as a percentage of the average net assets of the portfolios)
----------------------------------------------------------------------------------------------
             PORTFOLIO                        For the year ended December 31, 2006
                                     -------------------------------------------------------
             Portfolio                                                                 Total
                                                                         Acquired     Annual
                                     Investment                          Portfolio   Portfolio
                                     Management    Other                  Fees &     Operating
                                        Fees    Expenses/ 1/ 12b-1 Fees Expenses/ 2/ Expenses
----------------------------------------------------------------------------------------------
 AST T. Rowe Price Global Bond         0.80%       0.16%       0.00%       0.00%       0.96%
 AST T. Rowe Price Natural Resources   0.90%       0.18%       0.00%       0.00%       1.08%
 AST UBS Dynamic Alpha/ 10/            1.00%       0.21%       0.00%       0.00%       1.21%



 1: As noted above, shares of the Portfolios generally are purchased through variable insurance products. Many of the Portfolios and/or their investment advisers and/or distributors have entered into arrangements with us as the issuer of each Annuity under which they compensate our service providers for providing ongoing services in lieu of the Trust providing such services. Amounts paid by a Portfolio under those arrangements are included under "Other Expenses." For more information see the prospectus for each portfolio and, "Service Fees payable to Allstate New York," later in this prospectus.

 2: The AST Aggressive Asset Allocation, the AST Balanced Asset Allocation, the
    AST Capital Growth Asset Allocation, the AST Conservative Asset Allocation and the AST Preservation Asset Allocation Portfolios (the "Dynamic Asset Allocation Portfolios") each invest in other investment companies (the Acquired Portfolios). For example, each Dynamic Asset Allocation Portfolio invests in shares of other Portfolios of the Advanced Series Trust, and some Portfolios invest in other funds, including the Dryden Core Investment Fund. Investors in a Portfolio indirectly bear the fees and expenses of the Acquired Portfolios. The expenses shown in the column "Acquired Portfolio Fees and Expenses" represent a weighted average of the expense ratios of the Acquired Portfolios in which each Dynamic Asset Allocation Portfolio invested during the year ended December 31, 2006. The Dynamic Asset Allocation Portfolios do not pay any transaction fees when they purchase or redeem shares of the Acquired Portfolios. Where "Acquired Portfolio Fees and Expenses" are less than 0.01%, such expenses are included in the column titled "Other Expenses." This may cause the Total Annual Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables in the prospectus for the Portfolios.
 3: The total actual operating expenses for certain of the Portfolios listed above for the year ended December 31, 2006 were less than the amounts shown in the table above, due to fee waivers, reimbursement of expenses, and expense offset arrangements ("Arrangements"). These Arrangements are voluntary and may be terminated at any time. In addition, the Arrangements may be modified periodically. For more information regarding the Arrangements, please see the prospectus and statement of additional information for the Portfolios.
 4: Prior to May 1, 2007 the Portfolio was named the "AST American Century
    Strategic Balanced Portfolio."
 5: Effective June 16, 2006, Goldman Sachs Asset Management L.P. no longer serves as a Co-Sub-advisor to the Portfolio.
 6: Effective November 13, 2006, Marsico Capital Management, LLC became a sub-advisor to the Portfolio along with William Blair & Company, LLC. Prior to November 13, 2006, William Blair & Company, LLC served as the sole Sub-advisor of the Portfolio, then named the "AST William Blair International Growth Portfolio."
 7: Effective November 13, 2006, Thornburg Investment Management, Inc. became a
    Sub-advisor to the Portfolio along with LSV Asset Management. Prior to November 13, 2006, LSV Asset Management served as the sole Sub-advisor of the Portfolio, then named the "AST LSV International Value Portfolio."
 8: Effective May 1, 2007, Neuberger Berman Management, Inc. became Sub-advisor to the Portfolio. Prior to May 1, 2007, Deutsche Asset Management, Inc. served as Sub-advisor of the Portfolio, then named the "AST DeAM Small-Cap Growth Portfolio."
 9: Effective December 2006, Salomon Brothers Asset Management, Inc. one of the
    Co-Sub-advisors to the Portfolio changed its name to ClearBridge Advisors, LLC.
 10:Prior to May 1, 2007 the Portfolio was named the "AST Global Allocation
    Portfolio." Expenses shown are the annualized estimated operating expense for AST UBS Dynamic Alpha Portfolio effective May 1, 2007. Operating expenses for the AST Global Allocation Portfolio based upon the year ended December 31, 2006 would be as follows: Shareholder Fees (fees paid directly from your investment) - None; Management Fees - .10%; Distribution (12b-1) Fees - None; Other Expenses - .09%; Acquired Portfolio Fees & Expenses - .88%; Total Annual Portfolio Operating Expenses - 1.07%.

                               EXPENSE EXAMPLES

 These examples are intended to help you compare the cost of investing in one Allstate New York Annuity with the cost of investing in other Allstate New York Annuities and/or other variable annuities. Below are examples for each Annuity showing what you would pay in expenses at the end of the stated time periods if you invested $10,000 in the Annuity and your investment had a 5% return each year.

 The examples reflect the following fees and charges for each Annuity as described in "Summary of Contract Fees and Charges":
..   Insurance Charge
..   Contingent Deferred Sales Charge (when and if applicable)
..   Annual Maintenance Fee

 The examples also assume the following for the period shown:
..   You allocate all of your Account Value to the Sub-account with the maximum total operating expenses, and those expenses remain the same each year
..   You make no withdrawals of Account Value
..   You make no transfers, or other transactions for which we charge a fee

..   You elect the Guaranteed Minimum Income Benefit (GMIB) and the Highest
    Anniversary Value Death Benefit (the maximum combination of optional benefit charges). The maximum charge, rather than the current charge, is deducted for these benefits in the examples

..   For the X Series example, the Purchase Credit applicable to the Annuity is
    5% of the Purchase Payment*
..   For the X Series example, the Longevity Credit does not apply

 Amounts shown in the examples are rounded to the nearest dollar.

 * The Purchase Credit that is applied to Purchase Payments received depends upon the age of the Owner when the Purchase Payment was made. (See "How do I Receive Purchase Credits?")

 The examples are illustrative only--they should not be considered a representation of past or future expenses of the Portfolios--actual expenses will be less than those shown if you elect a different combination of optional benefits than indicated in the examples or if you allocate Account Value to any other available Sub-accounts.

 Expense Examples are provided as follows: 1.) if you surrender the Annuity at the end of the stated time period; 2.) if you annuitize at the end of the stated time period; and 3.) if you do not surrender your Annuity. Since the Annuities are first being offered as of the effective date of this prospectus, no accumulation values are available.

 If you surrender your Annuity at the end of the applicable time period:


                                1 Yr  3 Yrs  5 Yrs  10 Yrs
                      ------------------------------------
                      B Series $1,125 $1,936 $2,748 $4,962
                      ------------------------------------
                      L Series $1,159 $2,123 $2,630 $5,221
                      ------------------------------------
                      X Series $1,344 $2,317 $3,192 $5,257
                      ------------------------------------


 If you annuitize your Annuity at the end of the applicable time period:/ 1/


                                1 Yr 3 Yrs  5 Yrs  10 Yrs
                       ----------------------------------
                       B Series N/A  $1,486 $2,478 $4,962
                       ----------------------------------
                       L Series N/A  $1,583 $2,630 $5,221
                       ----------------------------------
                       X Series N/A  $1,597 $2,652 $5,257
                       ----------------------------------


 If you do not surrender your Annuity:


                                1 Yr 3 Yrs  5 Yrs  10 Yrs
                       ----------------------------------
                       B Series $495 $1,486 $2,478 $4,962
                       ----------------------------------
                       L Series $529 $1,583 $2,630 $5,221
                       ----------------------------------
                       X Series $534 $1,597 $2,652 $5,257
                       ----------------------------------

 (1)You may not annuitize in the first Annuity Year.

                              INVESTMENT OPTIONS

 WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?
 Each variable investment option is a Sub-account of the Allstate Life of New York Separate Account A (see "What is the Separate Account" for more detailed information). Each Sub-account invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The following chart classifies each of the Portfolios based on our assessment of their investment style (as of the date of this Prospectus). The chart also provides a description of each Portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. There is no guarantee that any Portfolio will meet its investment objective. The Portfolios that you select are your choice--we do not recommend or endorse any particular Portfolio.

 The name of the advisor/sub-advisor for each Portfolio appears next to the description. The Portfolios of Advanced Series Trust are co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of The Prudential Insurance Company of America. However, a sub-advisor, as noted below, is engaged to conduct day-to-day management.


 The Portfolios are not publicly traded mutual funds. They are only available as investment options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the Portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the Portfolio may have been modeled after at its inception. Certain retail mutual funds may also have been modeled after a Portfolio. While the investment objective and policies of the retail mutual funds and the Portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named Portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds. The current prospectus and statement of additional information for the Portfolios can be obtained by calling 1-877-234-8688.


 Not all Portfolios offered as Sub-accounts are available if you elect certain optional benefits. The following table lists the currently allowable investment options when you choose certain optional benefits:


   If you select any one of               Then you may only invest among the
   the following optional benefits:       following Sub-accounts (the
                                          "Permitted Sub-accounts"):
   TrueIncome/SM/                        AST American Century Strategic
                                         Allocation Portfolio
                                         AST Capital Growth Asset Allocation
                                         Portfolio
                                         AST Balanced Asset Allocation
                                         Portfolio
                                         AST Conservative Asset Allocation
                                         Portfolio
   TrueIncome--Spousal                   AST Preservation Asset Allocation
                                         Portfolio
                                         AST Advanced Strategies Portfolio
   Highest Anniversary Value Death       AST First Trust Balanced Target
    Benefit                              Portfolio
                                         AST First Trust Capital Appreciation
                                         Target Portfolio
                                         AST T. Rowe Price Asset Allocation
                                         Portfolio
                                         AST UBS Dynamic Alpha Portfolio
 ------------------------------------------------------------------------------


 Additional Information regarding these optional benefits can be found in the "Living Benefits" and "Death Benefit" sections of this Prospectus.

    -----------------------------------------------------------------------
      STYLE/       INVESTMENT OBJECTIVES/POLICIES           PORTFOLIO
       TYPE                                                 ADVISOR/
                                                           SUB-ADVISOR
    -----------------------------------------------------------------------
                        ADVANCED SERIES TRUST
    -----------------------------------------------------------------------
       ASSET    AST Advanced Strategies Portfolio:          LSV Asset
    ALLOCATION/ seeks a high level of absolute             Management;
     BALANCED   return. The Portfolio invests            Marsico Capital
                primarily in a diversified portfolio     Management, LLC;
                of equity and fixed income securities   Pacific Investment
                across different investment                 Management
                categories and investment managers.        Company LLC
                The Portfolio pursues a combination      (PIMCO); T. Rowe
                of traditional and non-traditional      Price Associates,
                investment strategies.                 Inc.; William Blair
                                                        & Company, L.L.C.
    -----------------------------------------------------------------------
       ASSET    AST Aggressive Asset Allocation        Prudential Annuities
    ALLOCATION/ Portfolio: seeks the highest                Investment
     BALANCED   potential total return consistent        Services, Inc./
                with its specified level of risk            Prudential
                tolerance. The Portfolio will invest     Investments LLC
                its assets in several other Advanced
                Series Trust Portfolios ("Underlying
                Portfolios"). Under normal market
                conditions, the Portfolio will devote
                between 92.5% to 100% of its net
                assets to Underlying Portfolios
                investing primarily in equity
                securities, and 0% to 7.5% of its net
                assets to Underlying Portfolios
                investing primarily in debt
                securities and money market
                instruments.
    -----------------------------------------------------------------------
     LARGE CAP  AST AllianceBernstein Core Value        AllianceBernstein
       VALUE    Portfolio: seeks long-term capital             L.P.
                growth by investing primarily in
                common stocks. The subadviser expects
                that the majority of the Portfolio's
                assets will be invested in the common
                stocks of large companies that appear
                to be undervalued. Among other
                things, the Portfolio seeks to
                identify compelling buying
                opportunities created when companies
                are undervalued on the basis of
                investor reactions to near-term
                problems or circumstances even though
                their long-term prospects remain
                sound. The subadviser seeks to
                identify individual companies with
                earnings growth potential that may
                not be recognized by the market at
                large.
    -----------------------------------------------------------------------
     LARGE CAP  AST AllianceBernstein Growth & Income   AllianceBernstein
       VALUE    Portfolio: seeks long-term growth of           L.P.
                capital and income while attempting
                to avoid excessive fluctuations in
                market value. The Portfolio normally
                will invest in common stocks (and
                securities convertible into common
                stocks). The subadviser will take a
                value-oriented approach, in that it
                will try to keep the Portfolio's
                assets invested in securities that
                are selling at reasonable valuations
                in relation to their fundamental
                business prospects.
    -----------------------------------------------------------------------
     LARGE CAP  AST AllianceBernstein Managed Index     AllianceBernstein
       BLEND    500 Portfolio: seeks to outperform             L.P.
                the Standard & Poor's 500 Composite
                Stock Price Index (the "S&P500")
                through stock selection resulting in
                different weightings of common stocks
                relative to the index. The Portfolio
                will invest, under normal
                circumstances, at least 80% of its
                net assets in securities included in
                the S&P(R)500.
    -----------------------------------------------------------------------
     LARGE CAP  AST American Century Income & Growth     American Century
       VALUE    Portfolio: seeks capital growth with        Investment
                current income as a secondary            Management, Inc.
                objective. The Portfolio invests
                primarily in common stocks that offer
                potential for capital growth, and
                may, consistent with its investment
                objective, invest in stocks that
                offer potential for current income.
                The subadviser utilizes a
                quantitative management technique
                with a goal of building an equity
                portfolio that provides better
                returns than the S&P 500 Index
                without taking on significant
                additional risk and while attempting
                to create a dividend yield that will
                be greater than the S&P 500 Index.
    -----------------------------------------------------------------------
       ASSET    AST American Century Strategic           American Century
    ALLOCATION/ Allocation Portfolio (formerly known        Investment
     BALANCED   as AST American Century Strategic        Management, Inc.
                Balanced Portfolio): long-term
                capital growth with some regular
                income. The Portfolio will invest,
                under normal circumstances, in any
                type of U.S. or foreign equity
                security that meets certain
                fundamental and technical standards.
                The portfolio managers will draw on
                growth, value and quantitative
                investment techniques in managing the
                equity portion of the Portfolio and
                diversify the Portfolio's investments
                among small, medium and large
                companies.
    -----------------------------------------------------------------------

    -----------------------------------------------------------------------
      STYLE/       INVESTMENT OBJECTIVES/POLICIES           PORTFOLIO
       TYPE                                                 ADVISOR/
                                                           SUB-ADVISOR
    -----------------------------------------------------------------------
       ASSET    AST Balanced Asset Allocation          Prudential Annuities
    ALLOCATION/ Portfolio: seeks the highest                Investment
     BALANCED   potential total return consistent        Services, Inc./
                with its specified level of risk            Prudential
                tolerance. The Portfolio will invest     Investments LLC
                its assets in several other Advanced
                Series Trust Portfolios. Under normal
                market conditions, the Portfolio will
                devote between 57.5% to 72.5% of its
                net assets to Underlying Portfolios
                investing primarily in equity
                securities, and 27.5% to 42.5% of its
                net assets to Underlying Portfolios
                investing primarily in debt
                securities and money market
                instruments.
    -----------------------------------------------------------------------
       ASSET    AST Capital Growth Asset Allocation    Prudential Annuities
    ALLOCATION/ Portfolio: seeks the highest                Investment
     BALANCED   potential total return consistent        Services, Inc./
                with its specified level of risk            Prudential
                tolerance. The Portfolio will invest     Investments LLC
                its assets in several other Advanced
                Series Trust Portfolios. Under normal
                market conditions, the Portfolio will
                devote between 72.5% to 87.5% of its
                net assets to Underlying Portfolios
                investing primarily in equity
                securities, and 12.5% to 27.5% of its
                net assets to Underlying Portfolios
                investing primarily in debt
                securities and money market
                instruments.
    -----------------------------------------------------------------------
     SPECIALTY  AST Cohen & Steers Realty Portfolio:      Cohen & Steers
                seeks to maximize total return               Capital
                through investment in real estate        Management, Inc.
                securities. The Portfolio pursues its
                investment objective by investing,
                under normal circumstances, at least
                80% of its net assets in securities
                of real estate issuers. Under normal
                circumstances, the Portfolio will
                invest substantially all of its
                assets in the equity securities of
                real estate companies, i.e., a
                company that derives at least 50% of
                its revenues from the ownership,
                construction, financing, management
                or sale of real estate or that has at
                least 50% of its assets in real
                estate. Real estate companies may
                include real estate investment trusts
                (REITs).
    -----------------------------------------------------------------------
       ASSET    AST Conservative Asset Allocation      Prudential Annuities
    ALLOCATION/ Portfolio: seeks the highest                Investment
     BALANCED   potential total return consistent        Services, Inc./
                with its specified level of risk            Prudential
                tolerance. The Portfolio will invest     Investments LLC
                its assets in several other Advanced
                Series Trust Portfolios. Under normal
                market conditions, the Portfolio will
                devote between 47.5% to 62.5% of its
                net assets to Underlying Portfolios
                investing primarily in equity
                securities, and 37.5% to 52.5% of its
                net assets to Underlying Portfolios
                investing primarily in debt
                securities and money market
                instruments.
    -----------------------------------------------------------------------
     LARGE CAP  AST DeAM Large-Cap Value Portfolio:          Deutsche
       VALUE    seeks maximum growth of capital by          Investment
                investing primarily in the value            Management
                stocks of larger companies. The           Americas, Inc.
                Portfolio pursues its objective,
                under normal market conditions, by
                primarily investing at least 80% of
                the value of its assets in the equity
                securities of large-sized companies
                included in the Russell 1000(R) Value
                Index. The subadviser employs an
                investment strategy designed to
                maintain a portfolio of equity
                securities which approximates the
                market risk of those stocks included
                in the Russell 1000(R) Value Index,
                but which attempts to outperform the
                Russell 1000(R) Value Index through
                active stock selection.
    -----------------------------------------------------------------------
     SMALL CAP  AST DeAM Small-Cap Value Portfolio:          Deutsche
       VALUE    seeks maximum growth of investors'          Investment
                capital by investing primarily in the       Management
                value stocks of smaller companies.        Americas, Inc.
                The Portfolio pursues its objective,
                under normal market conditions, by
                primarily investing at least 80% of
                its total assets in the equity
                securities of small-sized companies
                included in the Russell 2000(R) Value
                Index. The subadviser employs an
                investment strategy designed to
                maintain a portfolio of equity
                securities which approximates the
                market risk of those stocks included
                in the Russell 2000(R) Value Index,
                but which attempts to outperform the
                Russell 2000(R) Value Index.
    -----------------------------------------------------------------------
     SMALL CAP  AST Federated Aggressive Growth          Federated Equity
      GROWTH    Portfolio: seeks capital growth. The        Management
                Portfolio pursues its investment            Company of
                objective by investing primarily in       Pennsylvania/
                the stocks of small companies that       Federated Global
                are traded on national security             Investment
                exchanges, NASDAQ stock exchange and    Management Corp.;
                the over-the-counter-market. Small        Federated MDTA
                companies will be defined as                   LLC
                companies with market capitalizations
                similar to companies in the Russell
                2000 Growth Index.
    -----------------------------------------------------------------------

    -----------------------------------------------------------------------
      STYLE/       INVESTMENT OBJECTIVES/POLICIES           PORTFOLIO
       TYPE                                                 ADVISOR/
                                                           SUB-ADVISOR
    -----------------------------------------------------------------------
       ASSET    AST First Trust Balanced Target        First Trust Advisors
    ALLOCATION/ Portfolio: seeks long-term capital             L.P.
     BALANCED   growth balanced by current income.
                The Portfolio seeks to achieve its
                objective by investing approximately
                65% in common stocks and 35% in fixed
                income securities. The Portfolio
                allocates the equity portion of the
                portfolio across five uniquely
                specialized strategies--the Dow/sm/
                Target Dividend, the Value Line(R)
                Target 25, the Global Dividend Target
                15, the NYSE(R) International Target
                25, and the Target Small Cap. Each
                strategy employs a quantitative
                approach by screening common stocks
                for certain attributes and/or using a
                multi-factor scoring system to select
                the common stocks. The fixed income
                allocation is determined by the Dow
                Jones Income strategy which utilizes
                certain screens to select bonds from
                the Dow Jones Corporate Bond Index or
                like-bonds not in the index.
    -----------------------------------------------------------------------
       ASSET    AST First Trust Capital Appreciation   First Trust Advisors
    ALLOCATION/ Target Portfolio: seeks long-term              L.P.
     BALANCED   growth of capital. The Portfolio
                seeks to achieve its objective by
                investing approximately 80% in common
                stocks and 20% in fixed income
                securities. The portfolio allocates
                the equity portion of the portfolio
                across five uniquely specialized
                strategies--the Value Line(R) Target
                25, the Global Dividend Target 15,
                the Target Small Cap, the Nasdaq(R)
                Target 15, and the NYSE(R)
                International Target 25. Each
                strategy employs a quantitative
                approach by screening common stocks
                for certain attributes and/or using a
                multi-factor scoring system to select
                the common stocks. The fixed income
                allocation is determined by the Dow
                Jones Income strategy utilizes
                certain screens to select bonds from
                the Dow Jones Corporate Bond Index or
                like-bonds not in the index.
    -----------------------------------------------------------------------
     LARGE CAP  AST Goldman Sachs Concentrated Growth     Goldman Sachs
      GROWTH    Portfolio: seeks growth of capital in   Asset Management,
                a manner consistent with the                   L.P.
                preservation of capital. The
                Portfolio will pursue its objective
                by investing primarily in equity
                securities of companies that the
                subadviser believes have the
                potential to achieve capital
                appreciation over the long-term. The
                Portfolio seeks to achieve its
                investment objective by investing,
                under normal circumstances, in
                approximately 30 - 45 companies that
                are considered by the subadviser to
                be positioned for long-term growth.
    -----------------------------------------------------------------------
      MID CAP   AST Goldman Sachs Mid-Cap Growth          Goldman Sachs
      GROWTH    Portfolio: seeks long-term capital      Asset Management,
                growth. The Portfolio pursues its              L.P.
                investment objective, by investing
                primarily in equity securities
                selected for their growth potential,
                and normally invests at least 80% of
                the value of its assets in
                medium-sized companies. Medium-sized
                companies are those whose market
                capitalizations (measured at the time
                of investment) fall within the range
                of companies in the Russell Mid-cap
                Growth Index. The subadviser seeks to
                identify individual companies with
                earnings growth potential that may
                not be recognized by the market at
                large.
    -----------------------------------------------------------------------
       FIXED    AST High Yield Portfolio: seeks a       Pacific Investment
      INCOME    high level of current income and may        Management
                also consider the potential for            Company LLC
                capital appreciation. The Portfolio          (PIMCO)
                invests, under normal circumstances,
                at least 80% of its net assets plus
                any borrowings for investment
                purposes (measured at time of
                purchase) in high yield, fixed-income
                securities that, at the time of
                purchase, are non-investment grade
                securities. Such securities are
                commonly referred to as "junk bonds".
    -----------------------------------------------------------------------
       INTER    AST International Growth Portfolio       Marsico Capital
     NATIONAL   (formerly, AST William Blair             Management, LLC;
      EQUITY    International Growth Portfolio):         William Blair &
                seeks long-term capital growth. Under    Company, L.L.C.
                normal circumstances, the Portfolio
                invests at least 80% of the value of
                its assets in securities of issuers
                that are economically tied to
                countries other than the United
                States. Although the Portfolio
                intends to invest at least 80% of its
                assets in the securities of issuers
                located outside the United States, it
                may at times invest in U.S. issuers
                and it may invest all of its assets
                in fewer than five countries or even
                a single country. The Portfolio looks
                primarily for stocks of companies
                whose earnings are growing at a
                faster rate than other companies or
                which offer attractive growth.
    -----------------------------------------------------------------------

      -------------------------------------------------------------------
       STYLE/      INVESTMENT OBJECTIVES/POLICIES          PORTFOLIO
        TYPE                                               ADVISOR/
                                                          SUB-ADVISOR
      -------------------------------------------------------------------
        INTER   AST International Value Portfolio          LSV Asset
      NATIONAL  (formerly known as AST LSV                Management;
       EQUITY   International Value Portfolio): seeks      Thornburg
                long-term capital appreciation. The        Investment
                Portfolio normally invests at least     Management, Inc.
                80% of the Portfolio's assets in
                equity securities. The Portfolio will
                invest at least 65% of its net assets
                in the equity securities of companies
                in at least three different
                countries, without limit as to the
                amount of assets that may be invested
                in a single country.
      -------------------------------------------------------------------
        INTER   AST JPMorgan International Equity         J.P. Morgan
      NATIONAL  Portfolio: seeks long-term capital         Investment
       EQUITY   growth by investing in a diversified    Management Inc.
                portfolio of international equity
                securities. The Portfolio seeks to
                meet its objective by investing,
                under normal market conditions, at
                least 80% of its assets in a
                diversified portfolio of equity
                securities of companies located or
                operating in developed non-U.S.
                countries and emerging markets of the
                world. The equity securities will
                ordinarily be traded on a recognized
                foreign securities exchange or traded
                in a foreign over-the-counter market
                in the country where the issuer is
                principally based, but may also be
                traded in other countries including
                the United States.
      -------------------------------------------------------------------
      LARGE CAP AST Large-Cap Value Portfolio: seeks      Dreman Value
        VALUE   current income and long-term growth     Management LLC,
                of income, as well as capital          Hotchkis and Wiley
                appreciation. The Portfolio invests,        Capital
                under normal circumstances, at least    Management LLC;
                80% of its net assets in common           J.P. Morgan
                stocks of large capitalization             Investment
                companies. Large capitalization         Management, Inc.
                companies are those companies with
                market capitalizations within the
                market capitalization range of the
                Russell 1000 Value Index.
      -------------------------------------------------------------------
        FIXED   AST Lord Abbett Bond-Debenture         Lord, Abbett & Co.
       INCOME   Portfolio: seeks high current income          LLC
                and the opportunity for capital
                appreciation to produce a high total
                return. The Portfolio invests, under
                normal circumstances, at least 80% of
                the value of its assets in fixed
                income securities. To pursue its
                objective, the Portfolio normally
                invests primarily in high yield and
                investment grade debt securities,
                securities convertible into common
                stock and preferred stocks. The
                Portfolio may find good value in high
                yield, fixed income securities that,
                at the time of purchase, are
                non-investment grade securities,
                commonly referred to as "junk bonds,"
                and frequently may have more than
                half of its assets invested in those
                securities. At least 20% of the
                Portfolio's assets must be invested
                in any combination of investment
                grade debt securities, U.S.
                Government securities and cash
                equivalents. The Portfolio may also
                make significant investments in
                mortgage-backed securities. Although
                the Portfolio expects to maintain a
                weighted average maturity in the
                range of five to twelve years, there
                are no restrictions on the overall
                Portfolio or on individual
                securities. The Portfolio may invest
                up to 20% of its net assets in equity
                securities.
      -------------------------------------------------------------------
      LARGE CAP AST Marsico Capital Growth Portfolio:   Marsico Capital
       GROWTH   seeks capital growth. Income            Management, LLC
                realization is not an investment
                objective and any income realized on
                the Portfolio's investments,
                therefore, will be incidental to the
                Portfolio's objective. The Portfolio
                will pursue its objective by
                investing primarily in common stocks
                of large companies that are selected
                for their growth potential. Large
                capitalization companies are
                companies with market capitalizations
                within the market capitalization
                range of the Russell 1000 Growth
                Index. In selecting investments for
                the Portfolio, the subadviser uses an
                approach that combines "top down"
                macroeconomic analysis with "bottom
                up" stock selection. The "top down"
                approach identifies sectors,
                industries and companies that may
                benefit from the trends the
                subadviser has observed. The
                subadviser then looks for individual
                companies with earnings growth
                potential that may not be recognized
                by the market at large, utilizing a
                "bottom up" stock selection process.
                The Portfolio will normally hold a
                core position of between 35 and 50
                common stocks. The Portfolio may hold
                a limited number of additional common
                stocks at times when the Portfolio
                manager is accumulating new
                positions, phasing out existing or
                responding to exceptional market
                conditions.
      -------------------------------------------------------------------

      -------------------------------------------------------------------
       STYLE/      INVESTMENT OBJECTIVES/POLICIES          PORTFOLIO
        TYPE                                               ADVISOR/
                                                          SUB-ADVISOR
      -------------------------------------------------------------------
        INTER   AST MFS Global Equity Portfolio:         Massachusetts
      NATIONAL  seeks capital growth. Under normal     Financial Services
       EQUITY   circumstances the Portfolio invests         Company
                at least 80% of its assets in equity
                securities. The Portfolio will invest
                in the securities of U.S. and foreign
                issuers (including issuers in
                developing countries). While the
                portfolio may invest its assets in
                companies of any size, the Portfolio
                generally focuses on companies with
                relatively large market
                capitalizations relative to the
                markets in which they are traded.
      -------------------------------------------------------------------
      LARGE CAP AST MFS Growth Portfolio: seeks          Massachusetts
       GROWTH   long-term capital growth and future,   Financial Services
                rather than current income. Under           Company
                normal market conditions, the
                Portfolio invests at least 80% of its
                net assets in common stocks and
                related securities, such as preferred
                stocks, convertible securities and
                depositary receipts, of companies
                that the subadviser believes offer
                better than average prospects for
                long-term growth. The subadviser uses
                a "bottom up" as opposed to a "top
                down" investment style in managing
                the Portfolio.
      -------------------------------------------------------------------
       MID CAP  AST Mid Cap Value Portfolio: seeks to   EARNEST Partners
        VALUE   provide capital growth by investing        LLC/WEDGE
                primarily in mid-capitalization             Capital
                stocks that appear to be undervalued.   Management, LLP
                The Portfolio generally invests,
                under normal circumstances, at least
                80% of the value of its net assets in
                mid-capitalization companies.
                Mid-capitalization companies are
                generally those that have market
                capitalizations, at the time of
                purchase, within the market
                capitalization range of companies
                included in the Russell Midcap Value
                Index during the previous 12-months
                based on month-end data.
      -------------------------------------------------------------------
        FIXED   AST Money Market Portfolio: seeks          Prudential
       INCOME   high current income while maintaining      Investment
                high levels of liquidity. The           Management, Inc.
                Portfolio invests in high-quality,
                short-term, U.S. dollar denominated
                corporate, bank and government
                obligations. The Portfolio will
                invest in securities which have
                effective maturities of not more than
                397 days.
      -------------------------------------------------------------------
       MID CAP  AST Neuberger Berman Mid-Cap Growth     Neuberger Berman
       GROWTH   Portfolio: seeks capital growth.        Management Inc.
                Under normal market conditions, the
                Portfolio invests at least 80% of its
                net assets in the common stocks of
                mid-capitalization companies.
                Mid-capitalization companies are
                those companies whose market
                capitalization is within the range of
                market capitalizations of companies
                in the Russell Midcap Growth Index.
                Using fundamental research and
                quantitative analysis, the subadviser
                looks for fast-growing companies that
                are in new or rapidly evolving
                industries.
      -------------------------------------------------------------------
       MID CAP  AST Neuberger Berman Mid-Cap Value      Neuberger Berman
        VALUE   Portfolio: seeks capital growth.        Management Inc.
                Under normal market conditions, the
                Portfolio invests at least 80% of its
                net assets in the common stocks of
                medium capitalization companies. For
                purposes of the Portfolio, companies
                with market capitalizations that fall
                within the range of the Russell
                Midcap(R) Index at the time of
                investment are considered medium
                capitalization companies. Some of the
                Portfolio's assets may be invested in
                the securities of large-cap companies
                as well as in small-cap companies.
                Under the Portfolio's value-oriented
                investment approach, the subadviser
                looks for well-managed companies
                whose stock prices are undervalued
                and that may rise in price before
                other investors realize their worth.
      -------------------------------------------------------------------
      SMALL CAP AST Neuberger Berman Small-Cap Growth   Neuberger Berman
       GROWTH   Portfolio (formerly known as AST DeAM   Management Inc.
                Small-Cap Growth Portfolio): seeks
                maximum growth of investors' capital
                from a portfolio of growth stocks of
                smaller companies. The Portfolio
                pursues its objective, under normal
                circumstances, by primarily investing
                at least 80% of its total assets in
                the equity securities of small-sized
                companies included in the Russell
                2000 Growth(R) Index.
      -------------------------------------------------------------------
        FIXED   AST PIMCO Limited Maturity Bond        Pacific Investment
       INCOME   Portfolio: seeks to maximize total         Management
                return consistent with preservation       Company LLC
                of capital. The Portfolio will invest       (PIMCO)
                in a portfolio of fixed-income
                investment instruments of varying
                maturities. The average portfolio
                duration of the Portfolio generally
                will vary within a one- to three-year
                time frame based on the subadviser's
                forecast for interest rates.
      -------------------------------------------------------------------

    -----------------------------------------------------------------------
      STYLE/       INVESTMENT OBJECTIVES/POLICIES           PORTFOLIO
       TYPE                                                 ADVISOR/
                                                           SUB-ADVISOR
    -----------------------------------------------------------------------
       FIXED    AST PIMCO Total Return Bond             Pacific Investment
      INCOME    Portfolio: seeks to maximize total          Management
                return consistent with preservation        Company LLC
                of capital . The Portfolio will              (PIMCO)
                invest in a portfolio of fixed-income
                investment instruments of varying
                maturities. The average portfolio
                duration of the Portfolio generally
                will vary within a three- to six-year
                time frame based on the subadviser's
                forecast for interest rates.
    -----------------------------------------------------------------------
       ASSET    AST Preservation Asset Allocation      Prudential Annuities
    ALLOCATION/ Portfolio: seeks the highest                Investment
     BALANCED   potential total return consistent        Services, Inc./
                with its specified level of risk            Prudential
                tolerance. The Portfolio will invest     Investments LLC
                its assets in several other Advanced
                Series Trust Portfolios. Under normal
                market conditions, the Portfolio will
                devote between 27.5% to 42.5% of its
                net assets to Underlying Portfolios
                investing primarily in equity
                securities, and 57.5% to 72.5% of its
                net assets to Underlying Portfolios
                investing primarily in debt
                securities and money market
                instruments.
    -----------------------------------------------------------------------
     SMALL CAP  AST Small-Cap Growth Portfolio: seeks      Eagle Asset
      GROWTH    long-term capital growth. The              Management/
                Portfolio pursues its objective by       Neuberger Berman
                investing, under normal                  Management Inc.
                circumstances, at least 80% of the
                value of its assets in
                small-capitalization companies.
                Small-capitalization companies are
                those companies with a market
                capitalization, at the time of
                purchase, no larger than the largest
                capitalized company included in the
                Russell 2000 Index at the time of the
                Portfolio's investment.
    -----------------------------------------------------------------------
     SMALL CAP  AST Small-Cap Value Portfolio: seeks       ClearBridge
       VALUE    to provide long-term capital growth       Advisors, LLC;
                by investing primarily in                  Dreman Value
                small-capitalization stocks that         Management LLC;
                appear to be undervalued. The              J.P. Morgan
                Portfolio invests, under normal             Investment
                circumstances, at least 80% of the      Management, Inc.;
                value of its net assets in small            Lee Munder
                capitalization stocks. Small             Investments, Ltd
                capitalization stocks are the stocks
                of companies with market
                capitalization that are within the
                market capitalization range of the
                Russell 2000 Value Index. The
                Portfolio will focus on common stocks
                that appear to be undervalued.
    -----------------------------------------------------------------------
       ASSET    AST T. Rowe Price Asset Allocation        T. Rowe Price
    ALLOCATION/ Portfolio: seeks a high level of         Associates, Inc.
     BALANCED   total return by investing primarily
                in a diversified portfolio of fixed
                income and equity securities. The
                Portfolio normally invests
                approximately 60% of its total assets
                in equity securities and 40% in fixed
                income securities. This mix may vary
                depending on the subadviser's outlook
                for the markets. The subadviser
                concentrates common stock investments
                in larger, more established
                companies, but the Portfolio may
                include small and medium-sized
                companies with good growth prospects.
                The fixed income portion of the
                Portfolio will be allocated among
                investment grade securities, "junk
                bonds," emerging market securities,
                foreign high quality debt securities
                and cash reserves.
    -----------------------------------------------------------------------
       FIXED    AST T. Rowe Price Global Bond             T. Rowe Price
      INCOME    Portfolio: seeks to provide high       International, Inc.
                current income and capital growth by
                investing in high-quality foreign and
                U.S. dollar-denominated bonds. The
                Portfolio will invest at least 80% of
                its total assets in fixed income
                securities. The Portfolio invests in
                all types of bonds, including high
                quality bonds issued or guaranteed by
                U.S. or foreign governments or their
                agencies and by foreign authorities,
                provinces and municipalities as well
                as investment grade corporate bonds
                and mortgage and asset-backed
                securities of U.S. and foreign
                issuers. The Portfolio generally
                invests in countries where the
                combination of fixed-income returns
                and currency exchange rates appears
                attractive, or, if the currency trend
                is unfavorable, where the subadviser
                believes that the currency risk can
                be minimized through hedging. The
                Portfolio may also invest up to 20%
                of its assets in the aggregate in
                high yield, fixed-income securities
                that, at the time of purchase, are
                non-investment grade securities,
                commonly referred to as "junk bonds".
                In addition, the Portfolio may invest
                up to 30% of its assets in
                mortgage-related (including
                derivatives, such as collateralized
                mortgage obligations and stripped
                mortgage securities) and asset-backed
                securities.
    -----------------------------------------------------------------------

      -------------------------------------------------------------------
        STYLE/       INVESTMENT OBJECTIVES/POLICIES         PORTFOLIO
         TYPE                                               ADVISOR/
                                                           SUB-ADVISOR
      -------------------------------------------------------------------
       LARGE CAP  AST T. Rowe Price Large-Cap Growth      T. Rowe Price
        GROWTH    Portfolio: seeks long-term growth of   Associates, Inc.
                  capital by investing predominantly in
                  the equity securities of a limited
                  number of large, carefully selected,
                  high-quality U.S. companies that are
                  judged likely to achieve superior
                  earnings growth. The Portfolio takes
                  a growth approach to investment
                  selection and normally invests at
                  least 80% of its net assets in the
                  common stocks of large companies.
                  Large companies are those whose
                  market cap is larger than the median
                  market cap of companies in the
                  Russell 1000 Growth Index as of the
                  time of purchase.
      -------------------------------------------------------------------
       SPECIALTY  AST T. Rowe Price Natural Resources     T. Rowe Price
                  Portfolio: seeks long-term capital     Associates, Inc.
                  growth primarily through the common
                  stocks of companies that own or
                  develop natural resources (such as
                  energy products, precious metals and
                  forest products) and other basic
                  commodities. The Portfolio invests,
                  under normal circumstances, at least
                  80% of the value of its assets in
                  natural resource companies. The
                  Portfolio looks for companies that
                  have the ability to expand
                  production, to maintain superior
                  exploration programs and production
                  facilities, and the potential to
                  accumulate new resources. Although at
                  least 50% of Portfolio assets will be
                  invested in U.S. securities, up to
                  50% of total assets also may be
                  invested in foreign securities.
      -------------------------------------------------------------------
         ASSET    AST UBS Dynamic Alpha Portfolio        UBS Global Asset
      ALLOCATION/ (formerly known as AST Global             Management
       BALANCED   Allocation Portfolio): seeks to        (Americas) Inc.
                  maximize total return, consisting of
                  capital appreciation and current
                  income. The Portfolio invests in
                  securities and financial instruments
                  to gain exposure to global equity,
                  global fixed income and cash
                  equivalent markets, including global
                  currencies. The Portfolio may invest
                  in equity and fixed income securities
                  of issuers located within and outside
                  the United States or in open-end
                  investment companies advised by UBS
                  Global Asset Management (Americas)
                  Inc., the Portfolio's subadviser, to
                  gain exposure to certain global
                  equity and global fixed income
                  markets.
      -------------------------------------------------------------------

 WHAT ARE THE FIXED RATE OPTIONS?

 ONE-YEAR FIXED INTEREST RATE OPTION
 We offer a one-year Fixed Rate Option. When you select this option, your payment will earn interest at the established rate for the applicable interest rate period. A new interest rate period is established every time you allocate or transfer money into a Fixed Rate Option. You may have money allocated in more than one interest rate period at the same time. This could result in your money earning interest at different rates and each interest rate period maturing at a different time. While these interest rates may change from time to time the minimum interest rate is what is set forth in your Annuity contract. Amounts allocated to the Fixed Rate Option become part of Allstate New York's general assets.

 We set a one-year base guaranteed annual interest rate for the one-year Fixed Rate Option. We may also provide an additional interest rate on each purchase payment allocated to this option for the first year after the payment. This additional interest rate will not apply to amounts transferred from other investment options within an Annuity or amounts remaining in this option for more than one year. We will permit transfers out of the one-year Fixed Rate Option only during the 30 day period following the end of the one-year period. We retain the right to limit the amount of Account Value that may be transferred into or out of the one-year Fixed Rate Option. In addition, we reserve the right to cease offering this investment option for periods of time.


 OTHER FIXED RATE INTEREST OPTIONS WE MAY OFFER FROM TIME TO TIME
 If available, you may allocate all or part of any Purchase Payment to the Enhanced Fixed Rate Option. The Enhanced Fixed Rate Option is only available through the Enhanced Dollar Cost Averaging ("DCA") program, if available. Through the Enhanced DCA program, you choose a period of time (six or twelve months) to systematically transfer amounts from the Enhanced Fixed Rate Option into one or more Sub-accounts that you select. By periodically transferring amounts from the Enhanced Fixed Rate Option into the Sub-accounts you select, the Enhanced DCA program allows you to invest amounts into the Sub-accounts on a regular basis, instead of investing the total amount at one time. This strategy may decrease the effect of market fluctuation on the investment of your Purchase Payment. Of course, a Dollar Cost Averaging program cannot ensure a profit or protect against loss in a declining market.

 Under the Enhanced DCA program, the first periodic transfer will occur on the date you allocate your Purchase Payment to the Enhanced Fixed Rate Option or the date following the end of any free-look period, if later. Subsequent transfers will occur on the monthly anniversary of the first transfer. The amount of each periodic transfer will be based on the period of time during which transfers are scheduled to occur. For example, if you choose a six-payment transfer schedule, each transfer generally will equal 1/6th of the amount you allocated to the Enhanced Fixed Rate Option. The final transfer amount generally will also include the credited interest. You may change at any time the Sub-accounts into which the Enhanced Fixed Rate Option assets are transferred, provided that any such Sub-account is one that we permit. You may make a one time transfer of the remaining value out of your Enhanced Fixed Rate Option, if you so choose. Transfers from the Enhanced Fixed Rate Option do not count toward the maximum number of free transfers allowed under the contract. If you wish, you may allocate Purchase Payments to more than one transfer period.

 The Enhanced DCA program is subject to certain terms and restrictions. We reserve the right at any time to limit the Sub-accounts into which Enhanced Fixed Rate Option assets are transferred. After selecting the time period over which transfers will occur, you may not thereafter change the period during which transfers will be made. No transfers into the Enhanced Fixed Rate Option are permitted, as the Enhanced Fixed Rate Option is only available for allocation of a Purchase Payment for use with the Enhanced DCA program.

 If you make a withdrawal or have a fee assessed from your Annuity, and all or part of that withdrawal or fee comes out of the Enhanced Fixed Rate Option, we will recalculate the periodic transfer amount to reflect the change. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer.


 NOTE: When a DCA program is established from a Fixed Rate Option, the fixed rate of interest we credit to your Account Value is applied to a declining balance due to the transfers of Account Value to the Sub-accounts during the Guarantee Period. This will reduce the effective rate of return on the Fixed Rate Option over the Guarantee Period.

                               FEES AND CHARGES

 The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise we will incur a loss. For example, Allstate New York may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations under an Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose, including payment of other expenses that Allstate New York incurs in promoting, distributing, issuing and administering an Annuity and, in the case of the X Series, to offset a portion of the costs associated with offering the Credit features which are funded through Allstate New York's general account.

 The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk, nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contract. A portion of the proceeds that Allstate New York receives from charges that apply to the Sub-accounts may include amounts based on market appreciation of the Sub-account values including, for the X Series, appreciation on amounts that represent any Purchase Credit or Longevity Credit.

 WHAT ARE THE CONTRACT FEES AND CHARGES?

 Contingent Deferred Sales Charge (CDSC): We do not deduct a sales charge from Purchase Payments you make to your Annuity. However, we may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each Purchase Payment being withdrawn was made. If a withdrawal is effective on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply. The CDSC percentages for the B Series, the L Series, and the X Series are shown under "Summary of Contract Fees and Charges." If you purchase the X Series and make a withdrawal that is subject to a CDSC, we may use part of that CDSC to recoup our costs of providing the Credit. However, we do not impose any CDSC on your withdrawal of a Credit amount.

 With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see How Much Can I Withdraw as a Free Withdrawal?). If the free withdrawal amount is not sufficient, we then assume that withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity.

 For purposes of calculating any applicable CDSC on a surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. In that scenario, we would determine the CDSC amount as the applicable percentage of the Purchase Payments being withdrawn, rather than as a percentage of the remaining Account Value or withdrawal request. Thus, the CDSC would be greater than if it were calculated as a percentage of remaining Account Value or withdrawal amount.

 We may waive any applicable CDSC when taking a Minimum Distribution from an Annuity purchased as a "qualified" investment. Free Withdrawals and Minimum Distributions are each explained more fully in the section entitled "Access to Account Value."

 Transfer Fee: Currently, you may make twenty (20) free transfers between investment options each Annuity Year. We will charge $10.00 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or asset allocation program when we count the twenty free transfers. All transfers made on the same day will be treated as one (1) transfer. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period are not subject to the Transfer Fee and are not counted toward the twenty free transfers. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee unless you make use of electronic means to transmit your transfer requests. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.

 Annual Maintenance Fee: During the accumulation period we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is $30.00 or 2% of your Account Value invested in the Sub-account, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender. Currently, the Annual Maintenance Fee is only deducted if your Account Value is less than $100,000 on the anniversary of the Issue Date or at the time of surrender. We do not impose the Annual Maintenance Fee upon annuitization, or the payment of a Death Benefit. We may increase the Annual Maintenance Fee. However, any increase will only apply to Annuities issued after the date of the increase.

 If you are a beneficiary under the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Account Value if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

 Tax Charge: Currently, New York does not impose any premium tax. However, we reserve the right to deduct such a charge if the State of New York imposes this type to tax in the future. We may assess a charge against the Sub-accounts and the Fixed Rate Options equal to any taxes which may be imposed upon the Separate Account.

 We will pay company income taxes on the taxable corporate earnings created by this Separate Account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

 In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividends received deductions. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because
 (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract.

 Insurance Charge: We deduct an Insurance Charge daily. The charge is assessed against the average daily assets allocated to the Sub-accounts and is equal to the amount indicated under "Summary of Contract Fees and Charges". The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Allstate New York for providing the insurance benefits under each Annuity, including each Annuity's basic Death Benefit that provides guaranteed benefits to your beneficiaries even if the market declines and the risk that persons to whom we guarantee annuity payments will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under each Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. We may increase the portion of the total Insurance Charge that is deducted for administrative costs; however, any increase will only apply to Annuities issued after the date of the increase.

 The Insurance Charge is not deducted against assets allocated to a Fixed Rate Option. However, the amount we credit to Fixed Rate Options may also reflect similar assumptions about the insurance guarantees provided under each Annuity.

 Optional Benefits for which we assess a charge: If you elect to purchase certain optional benefits, we will deduct an additional charge on a daily basis solely from your Account Value allocated to the Sub-accounts. The additional charge is included in the daily calculation of the Unit Price for each Sub-account. We may assess charges for other optional benefits on a different basis. Please refer to the sections entitled "Living Benefit Programs" and "Death Benefit" for a description of the charge for each Optional Benefit.

 Settlement Service Charge: If your beneficiary takes the death benefit under a Beneficiary Continuation Option, we deduct a Settlement Service Charge. The charge is assessed daily against the average assets allocated to the Sub-accounts and is equal to an annual charge of 1.00%.

 Fees and expenses incurred by the Portfolios: Each Portfolio incurs total annual operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees that may apply. These fees and expenses are reflected daily by each Portfolio before it provides Allstate New York with the net asset value as of the close of business each day. More detailed information about fees and expenses can be found in the prospectuses for the Portfolios.

 WHAT CHARGES APPLY TO THE FIXED RATE OPTIONS?
 No specific fees or expenses are deducted when determining the rate we credit to a Fixed Rate Option. However, for some of the same reasons that we deduct the Insurance Charge against Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to Fixed Rate Options. Any CDSC or Tax Charge applies to amounts that are taken from the Sub-accounts or the Fixed Rate Options.

 WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYMENT OPTION?
 If you select a fixed payment option, the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply (see "Tax Charge" above).

 EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
 We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments; (d) whether an annuity is reinstated pursuant to our rules; and/or (e) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

                            PURCHASING YOUR ANNUITY

 WHAT ARE OUR REQUIREMENTS FOR PURCHASING ONE OF THE ANNUITIES?

 Initial Purchase Payment: You must make a minimum initial Purchase Payment as follows: $1,000 for the B Series and $10,000 for the X Series and the L Series. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we will accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased. Where allowed by law, we must approve any initial and additional Purchase Payments of $1,000,000 or more. We may apply certain limitations and/or restrictions on an Annuity as a condition of our acceptance, including limiting the liquidity features or the Death Benefit protection provided under an Annuity, limiting the right to make additional Purchase Payments, changing the number of transfers allowable under an Annuity or restricting the Sub-accounts or Fixed Rate Options that are available. Other limitations and/or restrictions may apply. Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block a contract owner's ability to make certain transactions, and thereby refuse to accept purchase payments or requests for transfers, partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your contract to government regulators.

 Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Allstate New York. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Allstate New York via wiring funds through your Financial Professional's broker-dealer firm. Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

 Age Restrictions: Unless we agree otherwise and subject to our rules, the Owner (or Annuitant if entity owned) must not be older than a maximum issue age as of the Issue Date of the Annuity as follows: age 85 for the B Series and the L Series and age 75 for the X Series. No additional Purchase Payments will be permitted after age 85 for any of the Annuities. If an Annuity is owned jointly, the oldest of the Owners must not be older than the maximum issue age on the Issue Date. You should consider your need to access your Account Value and whether the Annuity's liquidity features will satisfy that need. If you take a distribution prior to age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. The availability and level of protection of certain optional benefits may vary based on the age of the Owner on the Issue Date of the Annuity or the date of the Owner's death.

 Owner, Annuitant and Beneficiary Designations: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

..   Owner: The Owner(s) holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint owners are required to act jointly; however, if each owner provides us with an instruction that we find acceptable, we will permit each owner to act separately. All information and documents that we are required to send you will be sent to the first named owner. The co-ownership by entity-owners or an entity-owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term "Owner."
..   Annuitant: The Annuitant is the person upon whose life we continue to make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the accumulation period. In limited circumstances we may allow you to name one or more Contingent Annuitants with our prior approval. A Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations section of the Prospectus.
..   Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your beneficiary designation should be the exact name of your beneficiary, not only a reference to the beneficiary's relationship to you. If you use a designation of "surviving spouse," we will pay the Death Benefit to the individual that is your spouse at the time of your death (as defined under the federal tax laws and regulations). If no beneficiary is named, the Death Benefit will be paid to you or your estate. Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

                             MANAGING YOUR ANNUITY

 MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?
 You may change the Owner, Annuitant and Beneficiary designations by sending us a request in writing. Upon an ownership change, any automated investment or withdrawal programs will be canceled. The new owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Some of the changes we will not accept include, but are not limited to:
..   A new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death;
..   A new Annuitant subsequent to the Annuity Date;
..   A new Annuitant if the latest Annuity Date would be earlier than prior to the change;
..   For "non-qualified" investments, a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
..   A change in Beneficiary if the Owner had previously made the designation irrevocable.

 There may be restrictions on designation changes when you have elected certain optional benefits.

 Spousal Owners/Spousal Beneficiaries/Spousal Annuitants

 If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-owner unless you elect an alternative Beneficiary designation. Unless you elect an alternative Beneficiary designation, upon the death of either spousal Owner, the surviving spouse may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. The Death Benefit that would have been payable will be the new Account Value of the Annuity as of the date of due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For TrueIncome/SM/--Spousal, the eligible surviving spouse will also be able to assume the benefit with the Annuity. See the description of this benefit in the "Living Benefit Programs" section of this Prospectus. For purposes of determining any future Death Benefit for the beneficiary of the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including the CDSC when applicable.


 MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?

 If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a "free-look." Under New York law the right to cancel period is 10 days, measured from the time that you received your Annuity. If you are purchasing the Annuity through an exchange of another annuity, the right to cancel period is 60 days. If you return your Annuity during the applicable period, we will refund your current Account Value, less any applicable federal and state income tax withholding. The amount returned to you may be higher or lower than the Purchase Payment(s) applied during the right to cancel period. Where required by law, we will return the greater of your current Account Value or the amount of your Purchase Payment(s) applied during the right to cancel period, less any applicable federal and state income tax withholding. With respect to the X Series, if you return your Annuity, we will not return any Purchase Credits we applied to your Annuity based on your Purchase Payments.


 MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?
 The minimum amount that we accept as an additional Purchase Payment is $100 unless you participate in Allstate New York's Systematic Investment Plan or a periodic purchase payment program. Additional Purchase Payments may be paid at any time before the Annuity Date and prior to the Owner's 86th birthday.

 MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?
 You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity. We call our electronic funds transfer program "Allstate New York's Systematic Investment Plan." We may allow you to invest in your Annuity with a lower initial Purchase Payment, as long as you authorize payments through an electronic funds transfer that will equal at least the minimum Purchase Payment set forth above during the first 12 months of your Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

 MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?
 These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program as long as the allocations are made only to Sub-accounts and the periodic Purchase Payments received in the first year total at least the minimum Purchase Payment set forth above.

                          MANAGING YOUR ACCOUNT VALUE

 HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?
 (See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase Payments.)

 Initial Purchase Payment: Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions for allocating your Account Value. The Purchase Payment is your initial Purchase Payment minus any tax charges that may apply. You can allocate Account Value to one or more Sub-accounts or a Fixed Rate Option. Investment restrictions will apply if you elect certain optional benefits.

 Subsequent Purchase Payments: Unless you have provided us with other specific allocation instructions for one, more than one, or all subsequent Purchase Payments, we will allocate any additional Purchase Payments you make according to your initial Purchase Payment allocation instructions. If you so instruct us, we will allocate subsequent Purchase Payments according to any new allocation instructions.

 HOW DO I RECEIVE A LONGEVITY CREDIT UNDER THE X SERIES?

 We apply a Longevity Credit to your Annuity's Account Value beginning at the end of your tenth Annuity Year ("tenth Annuity Anniversary") and every Annuity Anniversary thereafter. The Longevity Credit is equal to 0.40% of the sum of all Purchase Payments that have been in the Annuity for more than 9 years less the cumulative amount of withdrawals made (including the deduction of any CDSC amounts) through the end of the period. On any Annuity Anniversary, if the total Purchase Payments that have been in the Annuity for more than 9 years are less than the cumulative amount of withdrawals made, no Longevity Credit will be applied to your Annuity. Also, no Longevity Credit will be applied to your Annuity if your Account Value is zero when a Longevity Credit would otherwise be paid. This would include any situation where the Annuity is still in force due to the fact that payments are being made under an optional benefit such as TrueIncome/SM/. In addition, no Longevity Credit will be applied to your Annuity if before the Annuity Anniversary when a Longevity Credit would otherwise be paid: (i) you have surrendered your Annuity;
 (ii) you have annuitized your Annuity; or (iii) we have received due proof of your death (and there has been no spousal continuation election made). If your spouse continues the contract under our spousal continuation option, we will apply the Longevity Credit to your Annuity beginning on the tenth Annuity Anniversary measured from the date that we originally issued you the Annuity. Since the Longevity Credit is applied to the Account Value only, any guarantees that are not based on Account Value will not reflect the Longevity Credit. Similarly, guarantees that are made against a loss in Account Value will not be triggered in certain very limited circumstances where they otherwise would have been, had no Longevity Credit been applied to the Account Value.


 HOW ARE LONGEVITY CREDITS APPLIED TO MY ACCOUNT VALUE UNDER THE X SERIES?
 Any Longevity Credit that is allocated to your Account Value will be allocated to a Fixed Rate Option and Sub-accounts in the same percentages as Purchase Payments are then being allocated to your Annuity.

 HOW DO I RECEIVE A PURCHASE CREDIT UNDER THE X SERIES?
 We apply a "Purchase Credit" to your Annuity's Account Value each time you make a Purchase Payment. The amount of the Purchase Credit is payable from our general account. The amount of the Purchase Credit depends on the age of the oldest Owner (or Annuitant if entity-owned) when the Purchase Payment is applied to the Annuity according to the table below:

OLDEST OWNER'S AGE ON THE DATE THAT THE PURCHASE PURCHASE CREDIT ON PURCHASE PAYMENTS AS THEY ARE
       PAYMENT IS APPLIED TO THE ANNUITY                      APPLIED TO THE ANNUITY
------------------------------------------------ ------------------------------------------------
                    0 - 80                                             5.00%
                    81 - 85                                            3.00%

 HOW IS EACH PURCHASE CREDIT APPLIED TO ACCOUNT VALUE UNDER THE X SERIES
 ANNUITY?
 Each Purchase Credit is allocated to your Account Value at the time the Purchase Payment is applied to your Account Value. The amount of the Purchase Credit is allocated to the investment options in the same ratio as the applicable Purchase Payment is applied.

 EXAMPLES OF APPLYING THE PURCHASE CREDIT
 Initial Purchase Payment
 Assume you are 65 years old and you make an initial Purchase Payment of $450,000. We would apply a 5.0% Purchase Credit to your Purchase Payment and allocate the amount of the Purchase Credit ($22,500 = $450,000 X .05) to your Account Value in the same proportion that your Purchase Payment is allocated.

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

 The amount of any Purchase Credit applied to your X Series Account Value can be recovered by Allstate New York under certain circumstances:
  . Any Purchase Credit applied to your Account Value on Purchase Payments made within the 12 months before the Owner's (or Annuitant's if entity-owned) date of death will be recovered; and
  . If you elect to "free-look" your Annuity, the amount returned to you will not include the amount of any Purchase Credit.

 The Account Value may be substantially reduced if Allstate New York recovers the Purchase Credit amount under these circumstances. The amount we take back will equal the Purchase Credit, without adjustment up or down for investment performance. Therefore, any gain on the Purchase Credit amount will not be taken back. But if there was a loss on the Purchase Credit, the amount we take back will still equal the amount of the Purchase Credit. We do not deduct a CDSC in any situation in which we recover the Purchase Credit amount.

 GENERAL INFORMATION ABOUT THE PURCHASE CREDIT FEATURE

..    We do not consider a Purchase Credit to be "investment in the contract"
     for income tax purposes.
..    You may not withdraw the amount of any Purchase Credit under the Free
     Withdrawal provision. The Free Withdrawal provision only applies to withdrawals of Purchase Payments.

 ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS? During the accumulation period you may transfer Account Value between investment options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account to which you allocate Account Value at the time of any allocation or transfer.

 We may impose specific restrictions on financial transactions (including transfer requests) for certain Portfolios based on the Portfolio's investment and/or transfer restrictions. We may do so to conform to any present or future restriction that is imposed by any Portfolio available under an Annuity. Currently, we charge $10.00 for each transfer you make after the twentieth (20/th/) in each Annuity Year. Transfers made as part of a Dollar Cost Averaging or Automatic Rebalancing program do not count toward the twenty free transfer limit. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period or pursuant to the Enhanced Fixed Rate Option are not subject to the transfer charge. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee unless you make use of electronic means to transmit your transfer requests. We may also increase the Transfer Fee that we charge to $20.00 for each transfer you make after you have reached your free transfer limit. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.

 Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in good order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and
 (iii) do not count any transfer that solely involves Sub-accounts corresponding to the AST Money Market Portfolio, or any transfer that involves one of our systematic programs, such as automated withdrawals.

 Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a Portfolio manager to manage a Portfolio's investments. Frequent transfers may cause the Portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance.

 In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the Portfolios; or
 (b) we are informed by a Portfolio (e.g., by the Portfolio's portfolio manager) that the purchase or redemption of shares in the Portfolio must be restricted because the Portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected Portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:
  . With respect to each Sub-account (other than the AST Money Market Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the "Restricted Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international Portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international Portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as automated withdrawals; (ii) do not count any transfer that solely involves the AST Money Market Portfolio; and (iii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.
  . We reserve the right to effect exchanges on a delayed basis for all contracts. That is, we may price an exchange involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the exchange request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.

 If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial. There are contract owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract owners who are subject to such limitations. Finally, there are contract owners of other variable annuity contracts or variable life contracts that are issued by Allstate New York as well as other insurance companies that may have the same Portfolios available to them. Since some contract owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract owners. Similarly, while contracts managed by a Financial Professional or third party investment advisor are subject to the restrictions on transfers between investment options that are discussed above, if the advisor manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by a Financial Professional) and will not waive a transfer restriction for any contract owner.

 The Portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the excessive trading policies established by the Portfolio. In addition, you should be aware that some Portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios.

 A Portfolio also may assess a short term trading fee in connection with a transfer out of the Sub-account investing in that Portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each Portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the Portfolio and is not retained by us. The fee will be deducted from your Account Value.

 Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

 DO YOU OFFER MORE THAN ONE DOLLAR COST AVERAGING PROGRAM?
 Yes. We offer Dollar Cost Averaging during the accumulation period. Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts. By investing amounts on a regular basis instead of investing the total amount at one time, Dollar Cost Averaging may decrease the effect of market fluctuation on the investment of your Purchase Payment. This may result in a lower average cost of units over time. However, there is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market. There is no minimum Account Value required to enroll in a Dollar Cost Averaging program and we do not deduct a charge for participating in a Dollar Cost Averaging program. The Dollar Cost Averaging Program is in addition to any Dollar Cost Averaging program that would be made available in connection with any Enhanced Fixed Rate Option we may offer from time to time as described above.

 DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?
 Yes. During the accumulation period, we offer Automatic Rebalancing among the Sub-accounts you choose. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you chose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift.

 Any transfer to or from any Sub-account that is not part of your Automatic Rebalancing program, will be made; however, that Sub-account will not become part of your rebalancing program unless we receive instructions from you indicating that you would like such option to become part of the program.

 There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a systematic withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.

 MAY I GIVE MY FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS?
 Yes. Subject to our rules, your Financial Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving investment options. If your Financial Professional has this authority, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these privileges at any time. We will notify you if we do.

 Please Note: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between investment options that are discussed in the section entitled "ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?" Since transfer activity under contracts managed by a Financial Professional may result in unfavorable consequences to all contract owners invested in the affected options we reserve the right to limit the investment options available to a particular Owner whose contract is managed by the Financial Professional or impose other transfer restrictions we deem necessary. Your Financial Professional will be informed of all such restrictions on an ongoing basis. We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.accessallstate.com). Limitations that we may impose on your Financial Professional under the terms of the administrative agreement do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this Prospectus.

                            ACCESS TO ACCOUNT VALUE

 WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?
 During the accumulation period you can access your Account Value through partial withdrawals, Systematic Withdrawals, and where required for tax purposes, Minimum Distributions. You can also surrender your Annuity at any time. We may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC, if applicable. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, any Tax Charge that applies and the charge for any optional benefits. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free Withdrawals." Unless you notify us differently, withdrawals are taken pro-rata based on the Account Value in the investment options at the time we receive your withdrawal request (i.e. "pro-rata" meaning that the percentage of each investment option withdrawn is the same percentage that the investment option bears to the total Account Value). Each of these types of distributions is described more fully below.

 ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
 (For more information, see "Tax Considerations.")

 DURING THE ACCUMULATION PERIOD
 A distribution during the accumulation period is deemed to come first from any "gain" in your Annuity and second as a return of your "tax basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.

 DURING THE ANNUITIZATION PERIOD
 During the annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any tax basis you have in your Annuity. Once the tax basis in your Annuity has been distributed, the remaining annuity payments are fully taxable as ordinary income. The tax basis in your Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

 CAN I WITHDRAW A PORTION OF MY ANNUITY?
 Yes, you can make a withdrawal during the accumulation period.

..   To meet liquidity needs, you can withdraw a limited amount from your
    Annuity during each Annuity Year without application of any CDSC. We call this the "Free Withdrawal" amount. The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity. The minimum Free Withdrawal you may request is $100.
..   You can also make withdrawals in excess of the Free Withdrawal amount. The maximum amount that you may withdraw will depend on your Annuity's Surrender Value as of the date we process the withdrawal request. After any partial withdrawal, your Annuity must have a Surrender Value of at least $1,000, or we may treat the partial withdrawal request as a request to fully surrender your Annuity. The minimum partial withdrawal you may request is $100. To determine if a CDSC applies to partial withdrawals, we:
    1. First determine what, if any, amounts qualify as a Free Withdrawal. These amounts are not subject to the CDSC. 2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts are subject to the CDSC. Purchase Payments are withdrawn on a first-in, first-out basis. We withdraw your oldest Purchase Payments first so that the lowest CDSC will apply to the amount withdrawn. 3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.

 You may request a withdrawal for an exact dollar amount after deduction of any CDSC that applies (called a "net withdrawal") or request a gross withdrawal from which we will deduct any CDSC that applies, resulting in less money being payable to you than the amount you requested. If you request a net withdrawal, the amount deducted from your Account Value to pay the CDSC may also be subject to a CDSC.

 Partial withdrawals may also be available following annuitization but only if you choose certain annuity payment options.


 To request the forms necessary to make a withdrawal from your Annuity, call 1-877-234-8688 or visit our Internet Website at www.accessallstate.com.


 HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?
 The maximum Free Withdrawal amount during each Annuity Year is equal to 10% of all Purchase Payments that are subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.

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

 CAN I MAKE PERIODIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD? Yes. We call these "Systematic Withdrawals." You can receive Systematic Withdrawals of earnings only, or a flat dollar amount. Systematic Withdrawals may be subject to a CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.

 Systematic Withdrawals can be made from Account Value allocated to the Sub-accounts or the Fixed Rate Option. Generally, Systematic Withdrawals from the Fixed Rate Option are limited to earnings accrued after the program of Systematic Withdrawals begins, or payments of fixed dollar amounts that do not exceed such earnings. Systematic Withdrawals are available on a monthly, quarterly, semi-annual or annual basis. There is no minimum Surrender Value we require to allow you to begin a program of Systematic Withdrawals.

 The minimum amount for each Systematic Withdrawal is $100. If any scheduled Systematic Withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

 DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE?
 Yes. If your Annuity is used as an investment vehicle for certain retirement plans that receive special tax treatment under Sections 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of "substantially equal periodic payments." For contracts issued as non-qualified annuities, the Internal Revenue Code provides for the same exemption from penalty under Section 72(q) of the Code. Distributions received under these provisions in any Annuity Year that exceed the maximum amount available as a free withdrawal will be subject to any applicable CDSC. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

 You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.

 WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?
 (See "Tax Considerations" for a further discussion of Minimum Distributions.) Minimum Distributions are a type of Systematic Withdrawal we allow to meet distribution requirements under Section 401(a)(9) of the Code. The minimum distribution requirements under Section 401(a)(9) apply to an Annuity issued as part of an IRA or SEP IRA. Minimum distribution rules do not apply to Roth IRAs during the owner's lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make Systematic Withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC on Minimum Distributions from your Annuity if you are required by law to take such Minimum Distribution from your Annuity at the time it is taken. However, a CDSC (if applicable) may be assessed on that portion of a Systematic Withdrawal that is taken to satisfy the minimum distribution requirements in relation to other savings or investment plans under other qualified retirement plans not maintained with Allstate New York.

 The amount of the required Minimum Distribution for your particular situation may depend on other annuities, savings or investments. We will only calculate the amount of your required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to Systematic Withdrawals applies to monthly minimum distributions but does not apply to minimum distributions taken out on a quarterly, semi-annual or annual basis.

 You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Minimum Distribution requirements under the Code.

 CAN I SURRENDER MY ANNUITY FOR ITS VALUE?
 Yes. During the accumulation period you can surrender your Annuity at any time. Upon surrender, you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity.

 For purposes of calculating any applicable CDSC on surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior withdrawals under the Free Withdrawal provision or if your Account Value has declined in value due to negative market performance. In that scenario, we would determine the CDSC amount as the applicable percentage of the Purchase Payments being withdrawn, rather than as a percentage of the remaining Account Value or withdrawal request. Thus, the CDSC would be greater than if it were calculated as a percentage of remaining Account Value or withdrawal amount.

 Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.


 To request the forms necessary to surrender your Annuity, call 1-877-234-8688 or visit our Internet Website at www.accessallstate.com.


 WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?

 We currently make annuity options available that provide fixed annuity payments. Fixed options provide the same amount with each payment. We do not guarantee to make any annuity payment options available in the future other than those fixed annuitization options guaranteed in your Annuity. Please refer to the "Guaranteed Minimum Income Benefit," "TrueIncome/SM/," and "TrueIncome--Spousal," under "Living Benefits" below for a description of annuity options that are available when you elect these benefits.


 When you purchase an Annuity, or at a later date, you may choose an Annuity Date, an annuity option and the frequency of annuity payments. You may change your choices before the Annuity Date under the terms of your contract. For non-qualified annuity contracts, your Annuity Date must be no later than the first day of the month coinciding with or next following the 95th birthday of the older of the Owner or Annuitant (unless we agree to another date), and certain annuity options may not be available depending on the age of the Owner or Annuitant. For qualified contracts, generally your Annuity Date must be no later than the first day of the month coinciding with or next following the 92nd birthday of the Annuitant (unless we agree to another date) and certain annuity options may not be available depending on the age of the Annuitant. Certain States may have different requirements, based on applicable laws. Please refer to your Annuity contract.

 Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

 Please note, you may not annuitize within the first Annuity Year.

 Option 1
 Annuity Payments For A Fixed Period: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the annuitant dies during the income phase, payments will continue to the beneficiary for the remainder of the fixed period or, if the beneficiary so chooses, we will make a single lump-sum payment. The amount of the lump-sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. The interest rate will be at least 3% a year.

 Option 2

 Life Income Annuity with 120 Months Certain Period Option: Under this option, we will make annuity payments monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years worth of payments, we will pay the beneficiary in one lump sum the present value of the annuity payments scheduled to have been made over the remaining portion of that 10 year period, unless we were specifically instructed that such remaining annuity payments continue to be paid to the beneficiary. The present value of the remaining annuity payments is calculated by using the interest rate used to compute the amount of the original 120 payments. The interest rate will be at least 3% a year.

 If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you, unless prohibited by applicable law. If the life income annuity with 120 months certain period option is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.


 OTHER ANNUITY OPTIONS
 We currently offer a variety of other annuity options not described above. At the time annuity payments are chosen, we may make available to you any of the fixed annuity options that are offered at your Annuity Date.

 HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?
 Unless prohibited by law, we require that you elect either a life annuity or an annuity with a certain period of at least 5 years if any CDSC would apply were you to surrender your Annuity on the Annuity Date. Certain annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply.

 You have a right to choose your annuity start date provided that it is no later than the latest Annuity Date indicated above. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the latest Annuity Date indicated above.

 Please note that annuitization essentially involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit).

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

                            LIVING BENEFIT PROGRAMS

 DO YOU OFFER PROGRAMS DESIGNED TO PROVIDE INVESTMENT PROTECTION FOR OWNERS WHILE THEY ARE ALIVE?
 Allstate New York offers different optional benefits, for an additional charge, that can provide investment protection for Owners while they are alive. Notwithstanding the additional protection provided under the optional Living Benefit Programs, the additional cost has the impact of reducing net performance of the investment options. Each optional benefit offers a distinct type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. Depending on which optional benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:
  . Protecting a principal amount from decreases in value due to investment performance;
  . Taking withdrawals with a guarantee that you will be able to withdraw not less than a principal amount over time;
  . Guaranteeing a minimum amount of growth will be applied to your principal, if it is to be used as the basis for lifetime income payments; or
  .   Providing spousal continuation of certain benefits.


 The "living benefits" that Allstate New York offers are the Guaranteed Minimum Income Benefit (GMIB), TrueIncome/SM/, and TrueIncome--Spousal. With the help of your Financial Professional, you may choose an optional living benefit that best suits your own financial needs. Each benefit offers a distinct type of guarantee, and there are many factors to consider. For example, the tax implications are different depending if you choose a living benefit that offers annuity payments or a withdrawal guarantee. Some benefits are designed for use with spouses while others are not. Some benefits provide a guarantee for life, while others provide a guarantee until a principal amount is depleted. Some benefits have different guarantees that calculate yearly or quarterly. Some benefits have different restrictions on the types of investments that must be maintained to sustain the guarantee. Please carefully read the following pages that describe the terms, conditions and limitations of each optional benefit in detail, and consult with your Financial Professional to choose an optional benefit best suited to your needs.

 See the chart in the "Investment Options" section of the Prospectus for a list of investment options available and permitted with each benefit.


 GUARANTEED MINIMUM INCOME BENEFIT (GMIB)
 The Guaranteed Minimum Income Benefit program described below is only being offered in those jurisdictions where we have received regulatory approval, and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Currently, the program can only be elected by new purchasers on the Issue Date of their Annuity. We may offer the program to existing Annuity Owners in the future, subject to our eligibility rules and restrictions. The Guaranteed Minimum Income Benefit program is not available if you elect any other optional living benefit.

 We offer a program that, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on a guaranteed minimum value (called the "Protected Income Value") that increases after the waiting period begins, regardless of the impact of market performance on your Account Value. The program may be appropriate for you if you anticipate using your Annuity as a future source of periodic fixed income payments for the remainder of your life and wish to ensure that the basis upon which your income payments will be calculated will achieve at least a minimum amount despite fluctuations in market performance. There is an additional charge if you elect the GMIB program.

 KEY FEATURE--PROTECTED INCOME VALUE
 The Protected Income Value is the minimum amount that we guarantee will be available (net of any applicable tax charge), after a waiting period of at least seven years, as a basis to begin receiving fixed annuity payments. The Protected Income Value is initially established on the effective date of the GMIB program and is equal to your Account Value on such date. Currently, since the GMIB program may only be elected at issue, the effective date is the Issue Date of your Annuity. The Protected Income Value is increased daily based on an annual growth rate of 5%, subject to the limitations described below. The Protected Income Value is referred to as the "Protected Value" in the rider we issue for this benefit. The 5% annual growth rate is referred to as the "Roll-Up Percentage" in the rider we issue for this benefit.

 The Protected Income Value is subject to a limit of 200% (2X) of the sum of the Protected Income Value established on the effective date of the GMIB program, or the effective date of any step-up value, plus any additional Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series) made after the waiting period begins ("Maximum Protected Income Value"), minus the sum of any reductions in the Protected Income Value due to withdrawals you make from your Annuity after the waiting period begins.

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  .   Subject to the maximum age/durational limits described immediately below, we will no longer increase the Protected Income Value by the 5% annual growth rate once you reach the Maximum Protected Income Value. However, we will increase the Protected Income Value by the amount of any additional Purchase Payments after you reach the Maximum Protected Income Value. Further, if you make withdrawals after you reach the Maximum Protected Income Value, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.

  . Subject to the Maximum Protected Income Value, we will no longer increase the Protected Income Value by the 5% annual growth rate after the later of (1) the anniversary date on or immediately following the Annuitant's 80th birthday or (2) the 7th anniversary of the later of the effective date of the GMIB program or the effective date of the most recent step-up. However, we will increase the Protected Income Value by the amount of any additional Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series). Further, if you make withdrawals after the Annuitant reaches the maximum age/ duration limits, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.

  . Subject to the Maximum Protected Income Value, if you make an additional Purchase Payment, we will increase the Protected Income Value by the amount of the Purchase Payment (and any Purchase Credit that is applied to such Purchase Payment in the case of the X Series) and will apply the 5% annual growth rate on the new amount from the date the Purchase Payment is applied.

  . As described below, after the waiting period begins, cumulative withdrawals each Annuity Year that are up to 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value by the amount of the withdrawal. Cumulative withdrawals each Annuity Year in excess of 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value proportionately. All withdrawals after the Maximum Protected Income Value is reached will reduce the Protected Income Value proportionately. The 5% annual growth rate will be applied to the reduced Protected Income Value from the date of the withdrawal.


 Stepping-Up the Protected Income Value--You may elect to "step-up" or "reset" your Protected Income Value if your Account Value is greater than the current Protected Income Value. Upon exercise of the step-up provision, your initial Protected Income Value will be reset equal to your current Account Value. From the date that you elect to step-up the Protected Income Value, we will apply the 5% annual growth rate to the stepped-up Protected Income Value, as described above. You can exercise the step-up provision twice while the GMIB program is in effect, and only while the Annuitant is less than age 76.

  . A new seven-year waiting period will be established upon the effective date of your election to step-up the Protected Income Value. You cannot exercise your right to begin receiving annuity payments under the GMIB program until the end of the new waiting period. In light of this waiting period upon resets, it is not recommended that you reset your GMIB if the required beginning date under IRS minimum distribution requirements would commence during the 7 year waiting period. See "Tax Considerations"
      section in this prospectus for additional information on IRS requirements.

  . The Maximum Protected Income Value will be reset as of the effective date of any step-up. The new Maximum Protected Income Value will be equal to 200% of the sum of the Protected Income Value as of the effective date of the step-up plus any subsequent Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series), minus the impact of any withdrawals after the date of the step-up.

  . When determining the guaranteed annuity purchase rates for annuity payments under the GMIB program, we will apply such rates based on the number of years since the most recent step-up.

  . If you elect to step-up the Protected Income Value under the program, and on the date you elect to step-up, the charges under the GMIB program have changed for new purchasers, your program may be subject to the new charge going forward.

 A step-up will increase the dollar for dollar limit on the anniversary of the Issue Date of the Annuity following such step-up.

 Impact of Withdrawals on the Protected Income Value--Cumulative withdrawals each Annuity Year up to 5% of the Protected Income Value will reduce the Protected Income Value on a "dollar-for-dollar" basis (the Protected Income Value is reduced by the actual amount of the withdrawal). Cumulative withdrawals in any Annuity Year in excess of 5% of the Protected Income Value will reduce the Protected Income Value proportionately (see the examples of this calculation below). The 5% annual withdrawal amount is determined on each anniversary of the Issue Date (or on the Issue Date for the first Annuity
 Year) and applies to any withdrawals during the Annuity Year. This means that the amount available for withdrawals each Annuity Year on a "dollar-for-dollar" basis is adjusted on each Annuity anniversary to reflect changes in the Protected Income Value during the prior Annuity Year.

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 The following examples of dollar-for-dollar and proportional reductions assume that: 1.) the Issue Date and the effective date of the GMIB program are October 13, 2007; 2.) an initial Purchase Payment of $250,000 (includes any Purchase Credit in the case of the X Series); 3.) an initial Protected Income Value of $250,000; and 4.) a dollar-for-dollar limit of $12,500 (5% of $250,000). The values set forth here are purely hypothetical and do not reflect the charge for GMIB.

 EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
 A $10,000 withdrawal is taken on November 13, 2007 (in the first Annuity
 Year). No prior withdrawals have been taken. Immediately prior to the withdrawal, the Protected Income Value is $251,038.10 (the initial value accumulated for 31 days at an annual effective rate of 5%). As the amount withdrawn is less than the dollar-for-dollar limit:
  . the Protected Income Value is reduced by the amount withdrawn (i.e., by $10,000, from $251,038.10 to $241,038.10).
  . The remaining dollar-for-dollar limit ("Remaining Limit") for the balance of the first Annuity Year is also reduced by the amount withdrawn (from $12,500 to $2,500).

 EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
 A second $10,000 withdrawal is taken on December 13, 2007 (still within the first Annuity Year). Immediately before the withdrawal, the Account Value is $220,000 and the Protected Income Value is $242,006.64. As the amount withdrawn exceeds the Remaining Limit of $2,500 from Example 1:
  . the Protected Income Value is first reduced by the Remaining Limit (from $242,006.64 to $239,506.64);
  .   The result is then further reduced by the ratio of A to B, where:
       --A is the amount withdrawn less the Remaining Limit ($10,000--$2,500, or $7,500).
       --B is the Account Value less the Remaining Limit ($220,000--$2,500, or $217,500).

       The resulting Protected Income Value is: $239,506.64 x (1--$7,500 / $217,500), or $231,247.79.
  . The Remaining Limit is set to zero (0) for the balance of the first Annuity Year.

 EXAMPLE 3. RESET OF THE DOLLAR-FOR-DOLLAR LIMIT
 A $10,000 withdrawal is made on the first anniversary of the Issue Date, October 13, 2008 (second Annuity Year). Prior to the withdrawal, the Protected Income Value is $240,838.37. The Remaining Limit is reset to 5% of this amount, or $12,041.92. As the amount withdrawn is less than the dollar-for-dollar limit:
  . the Protected Income Value is reduced by the amount withdrawn (i.e., reduced by $10,000, from $240,838.37 to $230,838.37).
  . The Remaining Limit for the balance of the second Annuity Year is also reduced by the amount withdrawn (from $12,041.92 to $2,041.92).

 KEY FEATURE -- GMIB ANNUITY PAYMENTS
 You can elect to apply the Protected Income Value to one of the available GMIB Annuity Payment Options on any anniversary date following the initial waiting period, or any subsequent waiting period established upon your election to step-up the Protected Income Value. Once you have completed the waiting period, you will have a 30-day period each year, after the Annuity anniversary, during which you may elect to begin receiving annuity payments under one of the available GMIB Annuity Payment Options. You must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's Issue Date on or immediately following the Annuitant's 95/th/ birthday, except for Annuities used as a funding vehicle for an IRA or SEP IRA, in which case you must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's Issue Date on or immediately following the Annuitant's 92/nd/ birthday.

 The amount of each GMIB Annuity Payment will be determined based on the age and, where permitted by law, sex of the Annuitant by applying the Protected Income Value (net of any applicable tax charge that may be due) to the GMIB Annuity Payment Option you choose. We use special annuity purchase rates to calculate the amount of each payment due under the GMIB Annuity Payment Options. These special rates for the GMIB Annuity Payment Options are calculated using an assumed interest rate factor that provides for lower growth in the value applied to produce annuity payments than if you elected an annuity payment option that is not part of the GMIB program. These special rates also are calculated using other factors such as "age setbacks" (use of an age lower than the Annuitant's actual age) that result in lower payments than would result if you elected an annuity payment option that is not part of the GMIB program. Use of an age setback entails a longer assumed life for the Annuitant which in turn results in lower annuity payments.

 On the date that you elect to begin receiving GMIB Annuity Payments, we guarantee that your payments will be calculated based on your Account Value and our then current annuity purchase rates if the payment amount calculated on this basis would be higher than it would be based on the Protected Income Value and the special GMIB annuity purchase rates.

 GMIB ANNUITY PAYMENT OPTION 1--PAYMENTS FOR LIFE WITH A CERTAIN PERIOD Under this option, monthly annuity payments will be made until the death of the Annuitant. If the Annuitant dies before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.

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 GMIB ANNUITY PAYMENT OPTION 2--PAYMENTS FOR JOINT LIVES WITH A CERTAIN PERIOD
 Under this option, monthly annuity payments will be made until the death of both the Annuitant and the Joint Annuitant. If the Annuitant and the Joint Annuitant die before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.

..   If the Annuitant dies first, we will continue to make payments until the later of the death of the Joint Annuitant and the end of the period certain. However, if the Joint Annuitant is still receiving annuity payments following the end of the certain period, we will reduce the amount of each subsequent payment to 50% of the original payment amount.
..   If the Joint Annuitant dies first, we will continue to make payments until the later of the death of the Annuitant and the end of the period certain.

 You cannot withdraw your Account Value or the Protected Income Value under either GMIB Annuity Payment Option once annuity payments have begun. We may make other payout frequencies available, such as quarterly, semi-annually or annually.

 OTHER IMPORTANT CONSIDERATIONS

..    You should note that GMIB is designed to provide a type of insurance that serves as a safety net only in the event your Account Value declines significantly due to negative investment performance. If your contract value is not significantly affected by negative investment performance, it is unlikely that the purchase of the GMIB will result in your receiving larger annuity payments than if you had not purchased GMIB. This is because the assumptions that we use in computing the GMIB, such as the annuity purchase rates, (which include assumptions as to age-setbacks and assumed interest rates), are more conservative than the assumptions that we use in computing annuity payout options outside of GMIB. Therefore, you may generate higher income payments if you were to annuitize a lower Account Value at the current annuity purchase rates, than if you were to annuitize under the GMIB with a higher Protected Value than your Account Value but, at the annuity purchase rates guaranteed under the GMIB. The GMIB program does not directly affect an Annuity's Account Value,
     Surrender Value or the amount payable under either the basic Death Benefit provision of the Annuity or any optional Death Benefit provision. If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Income Value. The Protected Income Value is only applicable if you elect to begin receiving annuity payments under one of the GMIB annuity options after the waiting period.
..    Each Annuity offers other annuity payment options that you can elect which do not impose an additional charge, but which do not offer to guarantee a minimum value on which to make annuity payments.
..    Where allowed by law, we reserve the right to limit subsequent Purchase
     Payments if we determine, at our sole discretion, that based on the timing of your Purchase Payments and withdrawals, your Protected Income Value is increasing in ways we did not intend. In determining whether to limit Purchase Payments, we will look at Purchase Payments which are disproportionately larger than your initial Purchase Payment and other actions that may artificially increase the Protected Income Value.
..    In general, you must allocate your Account Value in accordance with the then-available option(s) that we may prescribe, in order to elect and maintain GMIB. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, that new requirement will apply only to new elections of the benefit, and will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. All subsequent transfers and purchase payments will be subject to the new investment limitations.
..    If you change the Annuitant after the effective date of the GMIB program, the period of time during which we will apply the 5% annual growth rate may be changed based on the age of the new Annuitant. If the new Annuitant would not be eligible for the GMIB program based on his or her age at the time of the change, then the GMIB program will terminate.
..    Annuity payments made under the GMIB program are subject to the same tax treatment as any other annuity payment.
..    At the time you elect to begin receiving annuity payments under the GMIB program or under any other annuity payment option we make available, the protection provided by an Annuity's basic Death Benefit or any optional Death Benefit provision you elected will no longer apply.

 ELECTION OF THE PROGRAM
 Currently, the GMIB program can only be elected at the time that you purchase your Annuity. The Annuitant must be age 75 or less as of the effective date of the GMIB program. In the future, we may offer existing Annuity Owners the option to elect the GMIB program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. If you elect the GMIB program after the Issue Date of your Annuity, the program will be effective as of the date of election. Your Account Value as of that date will be used to calculate the Protected Income Value as of the effective date of the program.

 TERMINATION OF THE PROGRAM
 The GMIB program cannot be terminated by the Owner once elected. The GMIB program automatically terminates as of the date your Annuity is fully surrendered, on the date the Death Benefit is payable to your Beneficiary (unless your surviving spouse elects to continue your Annuity), or on the date that your Account Value is transferred to begin making annuity payments. The GMIB program may also be terminated if you designate a new Annuitant who would not be eligible for the GMIB program based on his or her age at the time of the change.

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 Upon termination of the GMIB program we will deduct the charge from your
 Account Value for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).

 CHARGES UNDER THE PROGRAM
 Currently, we deduct a charge equal to 0.50% per year of the average Protected Income Value for the period the charge applies. The maximum GMIB charge is 1.00% of the average Protected Income Value. Because the charge is calculated based on the average Protected Income Value, it does not increase or decrease based on changes to the Annuity's Account Value due to market performance. The dollar amount you pay each year will increase in any year the Protected Income Value increases, and it will decrease in any year the Protected Income Value decreases due to withdrawal, irrespective of whether your Account Value increases or decreases.

 The charge is deducted annually in arrears each Annuity Year on the anniversary of the Issue Date of an Annuity. We deduct the amount of the charge pro-rata from the Account Value allocated to the Sub-accounts and the Fixed Rate Options. If you surrender your Annuity, begin receiving annuity payments under the GMIB program or any other annuity payment option we make available during an Annuity Year, or the GMIB program terminates, we will deduct the charge for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).

 No charge applies after the Annuity Date.


 TRUEINCOME/SM/
 The TrueIncome/SM/ program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. TrueIncome can be elected only where the Annuitant and the Owner are the same person or, if the Annuity Owner is an entity, where there is only one Annuitant. Currently, if you elect TrueIncome and subsequently terminate the benefit, there will be a restriction on your ability to re-elect TrueIncome and TrueIncome--Spousal (see "Election of the Program" below for details). The Annuitant must be at least 45 years old when the program is elected. TrueIncome is not available if you elect any other optional living benefit. As long as TrueIncome is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.


 We offer a program that guarantees your ability to withdraw amounts equal to a percentage of an initial principal value (called the "Protected Withdrawal Value"), regardless of the impact of market performance on your Account Value, subject to our program rules regarding the timing and amount of withdrawals. There are two options--one is designed to provide an annual withdrawal amount for life (the "Life Income Benefit") and the other is designed to provide a greater annual withdrawal amount as long as there is Protected Withdrawal Value (adjusted as described below) (the "Withdrawal Benefit"). If there is no Protected Withdrawal Value, the withdrawal benefit will be zero. You do not choose between these two options; each option will continue to be available as long as your Annuity has an Account Value and TrueIncome is in effect. Certain benefits under TrueIncome may remain in effect even if the Account Value of your Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your Annuity and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program--the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.

 KEY FEATURE--PROTECTED WITHDRAWAL VALUE
 The Protected Withdrawal Value is initially used to determine the amount of each initial annual payment under the Life Income Benefit and the Withdrawal Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under your Annuity following your election of TrueIncome. The initial Protected Withdrawal Value is equal to the greater of

 (A)the Account Value on the date you elect TrueIncome, plus any additional Purchase Payments growing at 5% per year from the date of your election of the program, or application of the Purchase Payment to your Annuity, as applicable, until the date of your first withdrawal or the 10th anniversary of the benefit effective date, if earlier
 (B)the Account Value as of the date of the first withdrawal from your Annuity, prior to the withdrawal, and
 (C)the highest Account Value on each Annuity anniversary prior to the first withdrawal or on the first 10 Annuity anniversaries if earlier than the date of your first withdrawal after the benefit effective date.

 With respect to (A) and (C) above, each value is increased by the amount of any subsequent Purchase Payments. With respect to the X Series, Purchase Credits are added to Purchase Payments for purposes of calculating the Protected Withdrawal Value, the Annual Income Amount, and the Annual Withdrawal Amount (see below for a description of Annual Income Amount and Annual Withdrawal Amount).

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..   If you elect TrueIncome/SM/ at the time you purchase your Annuity, the
    Account Value will be your initial Purchase Payment.

..   For existing Owners who are electing TrueIncome, the Account Value on the date of your election of TrueIncome will be used to determine the initial Protected Withdrawal Value.
..   If you make additional Purchase Payments after your first withdrawal, the
    Protected Withdrawal Value will be increased by the amount of each additional Purchase Payment.

 Step-Up of the Protected Withdrawal Value: You may elect to step-up your Protected Withdrawal Value if, due to positive market performance, your Account Value is greater than the Protected Withdrawal Value. You are eligible to step-up the Protected Withdrawal Value on or after the 1st anniversary of the first withdrawal under TrueIncome. The Protected Withdrawal Value can be stepped up again on or after the 1st anniversary following the preceding step-up.

 If you elect to step-up the Protected Withdrawal Value, and on the date you elect to step-up, the charges under TrueIncome have changed for new purchasers, you may be subject to the new charge at the time of step-up. Upon election of the step-up, we increase the Protected Withdrawal Value to be equal to the then current Account Value. For example, assume your initial Protected Withdrawal Value was $100,000 and you have made cumulative withdrawals of $40,000, reducing the Protected Withdrawal Value to $60,000. On the date you are eligible to step-up the Protected Withdrawal Value, your Account Value is equal to $75,000. You could elect to step-up the Protected Withdrawal Value to $75,000 on the date you are eligible. If your current Annual Income Amount and Annual Withdrawal Amount are less than they would be if we did not reflect the step-up in Protected Withdrawal Value, then we will increase these amounts to reflect the step-up as described below.

 An optional automatic step-up ("Auto Step-Up") feature is available for this benefit. This feature may be elected at the time TrueIncome is elected or at any time while TrueIncome is in force.

 If you elected the Auto Step-Up feature:

..   The first Auto Step-Up opportunity will occur on the 1st Annuity
    Anniversary that is at least one year after the later of (1) the date of the first withdrawal under TrueIncome or (2) the most recent step-up.
..   Your Protected Withdrawal Value will only be stepped-up if 5% of the
    Account Value is greater than the Annual Income Amount by any amount.
..   If at the time of the first Auto Step-Up opportunity, 5% of the Account
    Value is not greater than the Annual Income Amount, an Auto Step-Up opportunity will occur on each successive Annuity Anniversary until a step-up occurs.
..   Once a step-up occurs, the next Auto Step-Up opportunity will occur on the
    1st Annuity Anniversary that is at least one year after the most recent step-up.

 The Protected Withdrawal Value is reduced each time a withdrawal is made on a dollar-for-dollar basis up to 7% per Annuity Year of the Protected Withdrawal Value and on the greater of a dollar-for-dollar basis or a proportional basis (see examples below) for withdrawals in an Annuity Year in excess of that amount until the Protected Withdrawal Value is reduced to zero. At that point the Annual Withdrawal Amount will be zero until such time (if any) as the Annuity reflects a Protected Withdrawal Value (for example, due to a step-up or additional Purchase Payments being made into the Annuity).

 KEY FEATURE--ANNUAL INCOME AMOUNT UNDER THE LIFE INCOME BENEFIT
 The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under TrueIncome, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A withdrawal can be considered Excess Income under the Life Income Benefit even though it does not exceed the Annual Withdrawal Amount under the Withdrawal Benefit. When you elect a step-up (or an auto step-up is effected), your Annual Income Amount increases to equal 5% of your Account Value after the step-up if such amount is greater than your Annual Income Amount. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5% of any additional Purchase Payments. Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.

 KEY FEATURE--ANNUAL WITHDRAWAL AMOUNT UNDER THE WITHDRAWAL BENEFIT
 The initial Annual Withdrawal Amount is equal to 7% of the initial Protected Withdrawal Value. Under TrueIncome, if your cumulative withdrawals each Annuity Year are less than or equal to the Annual Withdrawal Amount, your Protected Withdrawal Value will be reduced on a dollar-for-dollar basis. If your cumulative withdrawals are in excess of the Annual Withdrawal Amount ("Excess Withdrawal"), your Annual Withdrawal Amount will be reduced (except with regard to required minimum distributions)

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

 by the result of the ratio of the Excess Withdrawal to the Account Value immediately prior to such withdrawal (see the examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. When you elect a step-up (or an auto step-up is effected), your Annual Withdrawal Amount increases to equal 7% of your Account Value after the step-up if such amount is greater than your Annual Withdrawal Amount. Your Annual Withdrawal Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 7% of any additional Purchase Payments (and associated Purchase Credits in the case of the X Series). A determination of whether you have exceeded your Annual Withdrawal Amount is made at the time of each withdrawal; therefore, a subsequent increase in the Annual Withdrawal Amount will not offset the effect of a withdrawal that exceeded the Annual Withdrawal Amount at the time the withdrawal was made.


 TrueIncome/SM/ does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount and the Annual Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Withdrawal Amount or Annual Income Amount in each Annuity Year.

..   If, cumulatively, you withdraw an amount less than the Annual Withdrawal
    Amount under the Withdrawal Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Withdrawal Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Withdrawal Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.
..   If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Income Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.

 The following examples of dollar-for-dollar and proportional reductions and the step-up of the Protected Withdrawal Value, Annual Withdrawal Amount and Annual Income Amount assume: 1.) the Issue Date and the Effective Date of TrueIncome are February 1, 2007; 2.) an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2008 is equal to $265,000; and 4.) the first withdrawal occurs on March 1, 2008 when the Account Value is equal to $263,000. The values set forth here are purely hypothetical, and do not reflect the charge for TrueIncome.

 The initial Protected Withdrawal Value is calculated as the greatest of (a),
 (b) and (c): (a) Purchase payment accumulated at 5% per year from February 1, 2007 until March 1, 2008 (394 days) = $250,000 X 1.05/(394/365)/ = $263,519.55
 (b) Account Value on March 1, 2008 (the date of the first withdrawal) = $263,000 (c) Account Value on February 1, 2008 (the first Annuity Anniversary) = $265,000.

 Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Withdrawal Amount is equal to $18,550 under the Withdrawal Benefit (7% of $265,000). The Annual Income Amount is equal to $13,250 under the Life Income Benefit (5% of $265,000).

 EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
 If $10,000 was withdrawn (less than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2008, then the following values would result:
  . Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 - $10,000 = $8,550 Annual Withdrawal Amount for future Annuity Years remains at $18,550
  . Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000 = $3,250 Annual Income Amount for future Annuity Years remains at $13,250
  .   Protected Withdrawal Value is reduced by $10,000 from $265,000 to $255,000

 EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
 (a) If $15,000 was withdrawn (more than the Annual Income Amount but less than the Annual Withdrawal Amount) on March 1, 2008, then the following values would result:
  . Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 - $15,000 = $3,550 Annual Withdrawal Amount for future Annuity Years remains at $18,550
  . Remaining Annual Income Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.
  . Reduction to Annual Income Amount = Excess Income/ Account Value before Excess Income X Annual Income Amount = $1,750 / ($263,000 - $13,250) X $13,250 = $93 Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157
  .   Protected Withdrawal Value is reduced by $15,000 from $265,000 to $250,000

 (b) If $25,000 was withdrawn (more than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2008, then the following values would result:
  . Remaining Annual Withdrawal Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Withdrawal Amount ($25,000 - $18,550 = $6,450) reduces Annual Withdrawal Amount for future Annuity Years.

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  .   Reduction to Annual Withdrawal Amount = Excess Withdrawal/Account Value
      before Excess Withdrawal X Annual Withdrawal Amount = $6,450 / ($263,000
      - $18,550) X $18,550 = $489 Annual Withdrawal Amount for future Annuity Years = $18,550 - $489 = $18,061
  . Remaining Annual Income Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Income Amount ($25,000 - $13,250 = $11,750) reduces Annual Income Amount for future Annuity Years.
  . Reduction to Annual Income Amount = Excess Income/ Account Value before Excess Income X Annual Income Amount = $11,750 / ($263,000 - $13,250) X $13,250 = $623 Annual Income Amount for future Annuity Years = $13,250 - $623 = $12,627
  . Protected Withdrawal Value is first reduced by the Annual Withdrawal Amount ($18,550) from $265,000 to $246,450. It is further reduced by the greater of a dollar-for-dollar reduction or a proportional reduction. Dollar-for-dollar reduction = $25,000 - $18,550 = $6,450
  . Proportional reduction = Excess Withdrawal / Account Value before Excess Withdrawal X Protected Withdrawal Value = $6,450 / ($263,000 - $18,550) X $246,450 = $6,503 Protected Withdrawal Value = $246,450 - max {$6,450,
      $6,503} = $239,947

 EXAMPLE 3. STEP-UP OF THE PROTECTED WITHDRAWAL VALUE
 If the Annual Income Amount ($13,250) is withdrawn each year starting on
 March 1, 2008 for a period of 3 years, the Protected Withdrawal Value on February 1, 2014 would be reduced to $225,250 {$265,000 - ($13,250 X 3)}. If a step-up is elected on February 1, 2014, and the Account Value on February 1, 2014 is $280,000, then the following values would result:
  .   Protected Withdrawal Value = Account Value on February 1, 2014 = $280,000
  . Annual Income Amount is equal to the greater of the current Annual Income Amount or 5% of the stepped up Protected Withdrawal Value. Current Annual Income Amount is $13,250. 5% of the stepped up Protected Withdrawal Value is 5% of $280,000, which is $14,000. Therefore, the Annual Income Amount is increased to $14,000.
  . Annual Withdrawal Amount is equal to the greater of the current Annual Withdrawal Amount or 7% of the stepped up Protected Withdrawal Value. Current Annual Withdrawal Amount is $18,550. 7% of the stepped-up Protected Withdrawal Value is 7% of $280,000, which is $19,600. Therefore the Annual Withdrawal Amount is increased to $19,600.


 BENEFITS UNDER TRUEINCOME/SM/

..   If your Account Value is equal to zero, and the cumulative withdrawals in the current Annuity Year are greater than the Annual Withdrawal Amount, TrueIncome will terminate. To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under both the Life Income Benefit and the Withdrawal Benefit, you will be given the choice of receiving the payments under the Life Income Benefit or under the Withdrawal Benefit. Thus, in that scenario, the remaining amounts under the Life Income Benefit and the Withdrawal Benefit would be payable, even though your Account Value was reduced to zero. Once you make this election we will make an additional payment for that Annuity Year equal to either the remaining Annual Income Amount or Annual Withdrawal Amount for the Annuity Year, if any, depending on the option you choose. In subsequent Annuity Years we make payments that equal either the Annual Income Amount or the Annual Withdrawal Amount as described in this Prospectus. You will not be able to change the option after your election and no further Purchase Payments will be accepted under your Annuity. If you do not make an election, we will pay you annually under the Life Income Benefit. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount but less than or equal to the Annual Withdrawal Amount and amounts are still payable under the Withdrawal Benefit, you will receive the payments under the Withdrawal Benefit. In the year of a withdrawal that reduced your Account Value to zero, we will make an additional payment to equal any remaining Annual Withdrawal Amount and make payments equal to the Annual Withdrawal Amount in each subsequent year (until the Protected Withdrawal Value is depleted). Once your Account Value equals zero no further Purchase Payments will be accepted under your Annuity.

..   If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years or any remaining Protected Withdrawal Value, you can elect one of the following three options:
    (1) apply your Account Value to any annuity option available; or
    (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We make such annuity payments until the Annuitant's death; or (3) request that, as of the date annuity payments are to begin, we pay out any remaining Protected Withdrawal Value as annuity payments. Each year such annuity payments will equal the Annual Withdrawal Amount or the remaining Protected Withdrawal Value if less. We make such annuity payments until the earlier of the Annuitant's death or the date the Protected Withdrawal Value is depleted. We must receive your request in a form acceptable to us at our office.

..   In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a single life fixed annuity with five payments certain using the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of:
    (1) the present value of future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and (2) the Account Value.

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

..   If no withdrawal was ever taken, we will determine a Protected Withdrawal
    Value and calculate an Annual Income Amount and an Annual Withdrawal Amount as if you made your first withdrawal on the date the annuity payments are to begin.

 OTHER IMPORTANT CONSIDERATIONS


 Withdrawals under TrueIncome/SM/ are subject to all of the terms and conditions of your Annuity, including any applicable CDSC.


..   Withdrawals made while TrueIncome is in effect will be treated, for tax purposes, in the same way as any other withdrawals under your Annuity. TrueIncome does not directly affect your Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Withdrawal Value.

..   You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing TrueIncome. TrueIncome provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Protected Withdrawal Value or Annual Income Amount in the form of periodic benefit payments.

..   In general, you must allocate your Account Value in accordance with the then-available option(s) that we may prescribe, in order to elect and maintain TrueIncome. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, that new requirement will apply only to new elections of the benefit, and will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. All subsequent transfers and purchase payments will be subject to the new investment limitations.

 ELECTION OF THE PROGRAM
 TrueIncome can be elected at the time that you purchase your Annuity. We also offer existing Owners the option to elect TrueIncome after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your Account Value as the date of election will be used as a basis to calculate the initial Protected Withdrawal Value, the initial Protected Annual Withdrawal Amount, and the Annual Income Amount.

 Currently, if you terminate the program, you will only be permitted to re-elect TrueIncome or elect TrueIncome--Spousal on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.

 We reserve the right to further limit the election/re-election frequency in the future. Before making any such change to the election/re-election frequency, we will provide prior notice to Owners who have an effective TrueIncome.

 TERMINATION OF THE PROGRAM
 The program terminates automatically when your Protected Withdrawal Value and Annual Income Amount equal zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. The program terminates upon your surrender of your Annuity, upon the death of the Annuitant, upon a change in ownership of your Annuity that changes the tax identification number of the Owner, upon change in the Annuitant or upon your election to begin receiving annuity payments. While you may terminate your program at any time, we may not terminate the program other than in the circumstances listed above. However, we may stop offering the program for new elections or re-elections at any time in the future.

 Upon the death of the Annuitant, your surviving spouse may elect a new TrueIncome if your spouse elects the spousal continuance option. Your spouse would then be eligible to elect the benefit as if he or she was a new purchaser.

 The charge for TrueIncome will no longer be deducted from your Account Value upon termination of the program.

 ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS
 If you purchase an Annuity as an investment vehicle for "qualified" investments, including an IRA or SEP-IRA, the minimum distribution rules under the Code require that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Withdrawal Amount and the Annual Income Amount, which will cause us to increase the Annual Income Amount and the Annual Withdrawal Amount in any Annuity Year that required minimum distributions due from your Annuity are greater than such amounts. Any such payments will reduce your Protected Withdrawal Value. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

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


 TRUEINCOME/SM/--SPOUSAL

 The TrueIncome--Spousal program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Currently, if you elect TrueIncome--Spousal and subsequently terminate the benefit, there will be a restriction on your ability to re-elect TrueIncome--Spousal and TrueIncome (see "Election of the Program" below for details). TrueIncome--Spousal must be elected based on two Designated Lives, as described below. Each Designated Life must be at least 55 years old when the benefit is elected. TrueIncome--Spousal is not available if you elect any other optional living benefit or Death Benefit. As long as TrueIncome--Spousal is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.

 The TrueIncome--Spousal program guarantees until the later death of two natural persons that are each other's spouses (the "Designated Lives", each a "Designated Life") the ability to withdraw an annual amount ("Spousal Life Income Benefit") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The Designated Lives must be each other's spouses at the time of election of TrueIncome--Spousal and at the time of the first death of one of them. The Spousal Life Income Benefit may remain in effect even if the Account Value of the Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that market performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue the Spousal Life Income Benefit after the death of the first. You are not required to make withdrawals as part of the program--the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.

 KEY FEATURE--INITIAL PROTECTED WITHDRAWAL VALUE
 The initial Protected Withdrawal Value is used to determine the amount of initial annual payment under the Spousal Life Income Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under the Annuity following your election of TrueIncome--Spousal. The initial Protected Withdrawal Value is equal to the greater of

    (A)the Account Value on the date you elect TrueIncome--Spousal, plus any additional Purchase Payments each growing at 5% per year from the date of your election of the program or application of the Purchase Payment to your Annuity, as applicable, until the date of your first withdrawal or the 10th anniversary of the benefit effective date, if earlier,
    (B)the Account Value as of the date of the first withdrawal from your Annuity, prior to the withdrawal, and
    (C)the highest Account Value on each Annuity anniversary prior to the first withdrawal or on the first 10 Annuity anniversaries if earlier than the date of your first withdrawal after the benefit effective date.

 With respect to (A) and (C) above, each value is increased by the amount of any subsequent Purchase Payments. With respect to the X Series, Purchase Credits are added to Purchase Payments for purposes of calculating the Protected Withdrawal Value and the Annual Income Amount (see below for a description of Annual Income Amount).

..   If you elect TrueIncome--Spousal at the time you purchase your Annuity, the
    Account Value will be your initial Purchase Payment.
..   For existing Owners who are electing TrueIncome--Spousal, the Account Value on the date of your election of the TrueIncome--Spousal program will be used to determine the initial Protected Withdrawal Value.

 KEY FEATURE--ANNUAL INCOME AMOUNT UNDER THE SPOUSAL LIFE INCOME BENEFIT
 The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under TrueIncome--Spousal, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply.

 You may elect to step-up your Annual Income Amount if, due to positive market performance, 5% of your Account Value is greater than the Annual Income Amount. You are eligible to step-up the Annual Income Amount on or after the 1st anniversary of the first withdrawal under TrueIncome--Spousal. The Annual Income Amount can be stepped up again on or after the 1st anniversary of the preceding step-up. If you elect to step-up the Annual Income Amount, and on the date you elect to step-up, the charges under TrueIncome--Spousal have changed for new purchasers, you may be subject to the new charge at the time of such step-up. When you elect a step-up, your Annual Income Amount increases to equal 5% of your Account Value after the step-up. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5% of any additional Purchase Payments. Any increase will be added to your Annual Income Amount beginning on the day that the

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

 step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.


 An optional automatic step-up ("Auto Step-Up") feature is available for this benefit. This feature may be elected at the time the benefit is elected or at any time while the benefit is in force. If you elect this feature, the first Auto Step-Up opportunity will occur on the 1st Annuity Anniversary that is at least one year after the later of (1) the date of the first withdrawal under TrueIncome/SM/--Spousal or (2) the most recent step-up. At this time, your Annual Income Amount will be stepped-up if 5% of your Account Value is greater than the Annual Income Amount by any amount. If 5% of the Account Value does not exceed the Annual Income Amount, then an Auto Step-Up opportunity will occur on each successive Annuity Anniversary until a step-up occurs. Once a step-up occurs, the next Auto Step-Up opportunity will occur on the 1st Annuity Anniversary that is at least 1 year after the most recent step-up. If, on the date that we implement an Auto Step-Up to your Annual Income Amount, the charge for TrueIncome--Spousal has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Subject to our rules and restrictions, you will still be permitted to manually step-up the Annual Income Amount even if you elect the Auto Step-Up feature.


 TrueIncome--Spousal does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount. Under TrueIncome--Spousal, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount under TrueIncome--Spousal in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years.

 The following examples of dollar-for-dollar and proportional reductions and the step-up of the Annual Income Amount assume: 1.) the Issue Date and the Effective Date of TrueIncome--Spousal are February 1, 2007; 2.) an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2008 is equal to $265,000; 4.) the first withdrawal occurs on March 1, 2008 when the Account Value is equal to $263,000; and 5.) the Account Value on February 1, 2012 is equal to $280,000. The values set forth here are purely hypothetical, and do not reflect the charge for TrueIncome--Spousal.

 The initial Protected Withdrawal Value is calculated as the greatest of (a),
 (b) and (c):

 (a)Purchase payment accumulated at 5% per year from February 1, 2007 until March 1, 2008 (394 days) = $250,000 X 1.05/(394/365)/ = $263,519.55
 (b)Account Value on March 1, 2008 (the date of the first withdrawal) = $263,000
 (c)Account Value on February 1, 2008 (the first Annuity Anniversary) = $265,000

 Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Income Amount is equal to $13,250 under the Spousal Life Income Benefit (5% of $265,000).

 EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
 If $10,000 was withdrawn (less than the Annual Income Amount) on March 1, 2008, then the following values would result:
  . Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000 = $3,250 Annual Income Amount for future Annuity Years remains at $13,250

 EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
 (a) If $15,000 was withdrawn (more than the Annual Income Amount) on March 1, 2008, then the following values would result:
  . Remaining Annual Income Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.
  . Reduction to Annual Income Amount = Excess Income/ Account Value before Excess Income X Annual Income Amount = $1,750 / ($263,000 - $13,250) X $13,250 = $93 Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157

 EXAMPLE 3. STEP-UP OF THE ANNUAL INCOME AMOUNT
 If a step-up of the Annual Income Amount is requested on February 1, 2012 or the Auto Step-Up feature was elected, the step-up would occur because 5% of the Account Value, which is $14,000 (5% of $280,000), is greater than the Annual Income Amount of $13,250. The new Annual Income Amount will be equal to $14,000.

 BENEFITS UNDER TRUEINCOME--SPOUSAL
 To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under the Spousal Life Income Benefit, we will make an additional payment for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year, if any. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this Prospectus. No further Purchase Payments

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

 will be accepted under your Annuity. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, the Spousal Life Income Benefit terminates and no additional payments will be made.

..   If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options: (1) apply your Account Value to any annuity option available; or (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death. We must receive your request in a form acceptable to us at our office.
..   In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with five payments certain using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of: (1) the present value of future Annual Income Amount payments. Such present value will be calculated using the same basis that is used to calculate the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and (2) the Account Value. If no withdrawal was ever taken, we will determine an initial Protected Withdrawal Value and calculate an Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

 OTHER IMPORTANT CONSIDERATIONS


..    Withdrawals under TrueIncome/SM/--Spousal are subject to all of the terms and conditions of the Annuity, including any CDSC.


..    Withdrawals made while TrueIncome--Spousal is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. TrueIncome--Spousal does not directly affect the Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value.

..    You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing TrueIncome--Spousal.
     TrueIncome--Spousal provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Annual Income Amount in the form of periodic benefit payments.

..    In general, you must allocate your Account Value in accordance with the then-available option(s) that we may prescribe, in order to elect and maintain TrueIncome--Spousal. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, that new requirement will apply only to new elections of the benefit, and will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. All subsequent transfers and purchase payments will be subject to the new investment limitations.

..    There may be circumstances where you will continue to be charged the full amount for TrueIncome--Spousal even when the benefit is only providing a guarantee of income based on one life with no survivorship.

..    In order for the Surviving Designated Life to continue
     TrueIncome--Spousal, upon the death of an Owner, the Designated Life must elect to assume ownership of the Annuity under the spousal continuation option. See "Spousal Owners/Spousal Beneficiaries" and "Spousal Beneficiary--Assumption of Annuity" in this Prospectus.

 Election of and Designations under the Program
 TrueIncome--Spousal can only be elected based on two Designated Lives. Designated Lives must be natural persons who are each other's spouses at the time of election of the program and at the death of the first of the Designated Lives to die. Currently, the program may only be elected where the Owner, Annuitant and Beneficiary designations are as follows:

..    One Annuity Owner, where the Annuitant and the Owner are the same person and the beneficiary is the Owner's spouse. The Owner/Annuitant and the beneficiary each must be at least 55 years old at the time of election; or

..    Co-Annuity Owners, where the Owners are each other's spouses. The
     Beneficiary designation must be the surviving spouse. The first named Owner must be the Annuitant. Both Owners must each be at least 55 years old at the time of election.

 No Ownership changes or Annuitant changes will be permitted once this program is elected. However, if the Annuity is co-owned, the Owner who is not the Annuitant may be removed without affecting the benefit.

 TrueIncome--Spousal can be elected at the time that you purchase your Annuity. We also offer existing Owners the option to elect TrueIncome--Spousal after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your Account Value as the date of election will be used as a basis to calculate the initial Protected Withdrawal Value and the Annual Income Amount.

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


 Currently, if you terminate the program, you will only be permitted to re-elect TrueIncome/SM/--Spousal or elect TrueIncome on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.


 We reserve the right to further limit the election frequency in the future. Before making any such change to the election frequency, we will provide prior notice to Owners who have an effective TrueIncome--Spousal.

 Termination of the Program
 The program terminates automatically when your Annual Income Amount equals zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. We reserve the right to further limit the frequency election in the future. The program terminates upon your surrender of the Annuity, upon the first Designated Life to die if the Annuity is not continued, upon the second Designated Life to die or upon your election to begin receiving annuity payments.

 The charge for TrueIncome--Spousal will no longer be deducted from your Account Value upon termination of the program.

 Additional Tax Considerations for Qualified Contracts/Arrangements
 If you purchase an Annuity as an investment vehicle for "qualified" investments, including an IRA or SEP-IRA, the minimum distribution rules under the Code require that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that required minimum distributions due from your Annuity are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

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                                 DEATH BENEFIT

 WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?
 Each Annuity provides a Death Benefit during its accumulation period. If an Annuity is owned by one or more natural persons, the Death Benefit is payable upon the first death of an Owner. If an Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death. The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

 BASIC DEATH BENEFIT
 Each Annuity provides a basic Death Benefit at no additional charge. The Insurance Charge we deduct daily from your Account Value allocated to the Sub-accounts is used, in part, to pay us for the risk we assume in providing the basic Death Benefit guarantee under an Annuity. Each Annuity also offers two different optional Death Benefits that can be purchased for an additional charge. The additional charge is deducted to compensate Allstate New York for providing increased insurance protection under the optional Death Benefits. Notwithstanding the additional protection provided under the optional Death Benefits, the additional cost has the impact of reducing the net performance of the investment options. In addition, with respect to the X Series, under certain circumstances, your Death Benefit may be reduced by the amount of any Purchase Credits we applied to your Purchase Payments. (See "How are Purchase Credits Applied to My Accounts Value".) The basic Death Benefit is equal to the greater of:

  . The sum of all Purchase Payments (and, for the X series, the amount of any Purchase Credits received more than 12 months prior to death) less the sum of all proportional withdrawals.
  . The sum of your Account Value in the Sub-accounts and the Fixed Rate Options (less the amount of any Purchase Credits applied within 12-months prior to the date of death, in the case of the X Series).

 "Proportional withdrawals" are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. For example, a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments for purposes of calculating the basic Death Benefit.

 OPTIONAL DEATH BENEFIT
 One optional Death Benefit is offered for purchase with your Annuity to provide an enhanced level of protection for your beneficiaries. Key terms that we use to describe these optional death benefits are set forth within the description of each optional death benefit.


 Currently, the optional benefit must be elected at the time that you purchase your Annuity. However, with respect to the L Series, if not previously elected, this death benefit may be elected on the fifth Annuity anniversary and each Annuity anniversary thereafter, but not later than the tenth Annuity anniversary. We may, at a later date, allow existing Annuity Owners to purchase the optional Death Benefit subject to our rules and any changes or restrictions in the benefits. Certain terms and conditions may differ if you purchase your Annuity as part of an exchange, replacement or transfer, in whole or in part, from any other Annuity we issue. If you elect TrueIncome/SM/--Spousal, you are not permitted to elect the optional Death Benefit. With respect to the X Series, under certain circumstances, the Optional Death Benefit that you elect may be reduced by the amount of Purchase Credits applied to your Purchase Payments.


 HIGHEST ANNIVERSARY VALUE DEATH BENEFIT ("HAV")

 If an Annuity has one Owner, the Owner must be age 79 or less at the time the Highest Anniversary Value Death Benefit is elected. If an Annuity has joint Owners, the older Owner must be age 79 or less. If there are joint Owners, death of the Owner refers to the first to die of the joint Owners. If an Annuity is owned by an entity, the Annuitant must be age 79 or less and death of the Owner refers to the death of the Annuitant.

 If you elect this benefit, you must allocate your Account Value in accordance with the then permitted and available option(s) with this benefit. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, that new requirement will apply only to new elections of the benefit, and will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. All subsequent transfers and purchase payments will be subject to the new investment limitations.

 Calculation of Highest Anniversary Value Death Benefit
 The HAV Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

       If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:

       1. the basic Death Benefit described above; and
       2. the HAV as of the Owner's date of death.

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

       If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

       1. the basic Death Benefit described above; and
       2. the HAV on the Death Benefit Target Date plus the sum of all Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to the date of death in the case of the X Series) less the sum of all proportional withdrawals since the Death Benefit Target Date.


       The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any proportional withdrawals since such date. The amount calculated in Items 1&2 above (before, on or after the Death Benefit Target Date) may be reduced by any Purchase Credits applied to your Account Value on Purchase Payments made within the 12 months before the Owner's (or Annuitant's if entity-owned) date of death.


 Please refer to the definition of Death Benefit Target Date below. This death benefit may not be an appropriate feature where the Owner's age is near the age specified in the Death Benefit Target Date. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer contract anniversaries before the Death Benefit Target Date is reached.

 Key Terms Used with the Highest Anniversary Value Death Benefit:

..   The Death Benefit Target Date for the Highest Anniversary Value Death
    Benefit is the Annuity anniversary on or after the 80th birthday of either the current Owner, or the older of either joint Owners, or the Annuitant, if entity owned.

..   The Highest Anniversary Value equals the highest of all previous
    "Anniversary Values" less proportional withdrawals since such anniversary and plus any Purchase Payments (plus associated Purchase Credits applied more than twelve (12) months prior to the date of death in the case of the X Series) since such anniversary.

..   The Anniversary Value is the Account Value as of each anniversary of the
    Issue Date of the Annuity. The Anniversary Value on the Issue Date is equal to your Purchase Payment (plus associated Purchase Credits applied more than twelve (12) months prior to the date of death in the case of the X Series).

..   Proportional withdrawals are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. Proportional withdrawals result in a reduction to the Highest Anniversary Value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Anniversary Value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), when calculating the optional Death Benefit we will reduce your Highest Anniversary Value ($125,000) by 10% or $12,500.

 Annuities with Joint Owners
 For Annuities with joint Owners, the Death Benefits are calculated as shown above except that the age of the older of the joint Owners is used to determine the Death Benefit Target Date. NOTE: If you and your spouse own your Annuity jointly, we will pay the Death Benefit to the Beneficiary. If the sole primary Beneficiary is the surviving spouse, then the surviving spouse can elect to assume ownership of your Annuity and continue the Annuity instead of receiving the Death Benefit.

 Annuities Owned by Entities
 For Annuities owned by an entity, the Death Benefits are calculated as shown above except that the age of the Annuitant is used to determine the Death Benefit Target Date. Payment of the Death Benefit is based on the death of the Annuitant.

 Can I Terminate the Optional HAV Death Benefit? Does the Optional HAV Death Benefit terminate under other circumstances?
 For the B Series and the X Series, the HAV Death Benefit may not be terminated once elected. With respect to the L Series only, (i) if the HAV Death Benefit is elected on the Issue Date, then you may elect to terminate the benefit on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary), but if you do terminate you will revert to the base death benefit, and you may not thereafter re-elect the optional benefit and (ii) if you did not elect the HAV death benefit on the Issue Date, then you may elect the HAV Death Benefit on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary), but you may not thereafter terminate that election. The HAV Death Benefit will terminate automatically on the Annuity Date. We may also terminate the optional Death Benefit if necessary to comply with our interpretation of the Code and applicable regulations.

 What are the Charges for the Optional Death Benefits?
 We deduct a charge equal to 0.25% per year of the average daily net assets of the Sub-accounts for the HAV Death Benefit. We deduct the charge for this benefit to compensate Allstate New York for providing increased insurance protection under the HAV Death Benefit. The additional annual charge is deducted daily against your Account Value allocated to the Sub-accounts.

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

 Please refer to the section entitled "Tax Considerations" for additional considerations in relation to the optional Death Benefit.

 PAYMENT OF DEATH BENEFITS

 Alternative Death Benefit Payment Options--Annuities owned by Individuals (not associated with Tax-Favored Plans)
 Except in the case of a spousal assumption as described below, upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.

 If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

 In the event of your death before the Annuity Date, the Death Benefit must be distributed:

..   within five (5) years of the date of death; or

..   as a series of payments not extending beyond the life expectancy of the
    Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death.

 Unless you have made an election prior to Death Benefit proceeds becoming due, a Beneficiary can elect to receive the Death Benefit proceeds under the Beneficiary Continuation Option as described below in the section entitled "Beneficiary Continuation Option," as a series of annuity payments. Upon our receipt of proof of death, we will send to the beneficiary materials that list these payment options.

 Alternative Death Benefit Payment Options--Annuities Held by Tax-Favored Plans The Code provides for alternative death benefit payment options when an Annuity is used as an IRA or other "qualified investment" that requires Minimum Distributions. Upon the Owner's death under an IRA or other "qualified investment", a Beneficiary may generally elect to continue the Annuity and receive Minimum Distributions under the Annuity instead of receiving the death benefit in a single payment. The available payment options will depend on whether the Owner died on or before the date he or she was required to begin receiving Minimum Distributions under the Code and whether the Beneficiary is the surviving spouse.

  . If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life expectancy of the designated beneficiary (provided such payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.

  . If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated beneficiary.

  . If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated beneficiary.

 A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

 Until withdrawn, amounts in an IRA or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Minimum Distribution rules, are generally subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

 For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date Minimum Distributions must begin under the Code.

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

 The tax consequences to the beneficiary may vary among the different death benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

 Beneficiary Continuation Option
 Instead of receiving the death benefit in a single payment, or under an Annuity Option, a beneficiary may take the death benefit under an alternative death benefit payment option, as provided by the Code and described above under the sections entitled "Payment of Death Benefit to Beneficiary" and "Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans." This "Beneficiary Continuation Option" is described below and is only available for an IRA, Roth IRA, SEP IRA, or a non-qualified Annuity.

 Under the Beneficiary Continuation Option:

..   The Owner's Annuity contract will be continued in the Owner's name, for the benefit of the beneficiary.
..   The beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. For non-qualified and qualified Annuities, the charge is 1.00% per year.
..   The beneficiary will incur an annual maintenance fee equal to the lesser of
    $30 or 2% of Account Value if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.
..   The initial Account Value will be equal to any death benefit (including any optional death benefit) that would have been payable to the beneficiary if they had taken a lump sum distribution.
..   The available Sub-accounts will be among those available to the Owner at the time of death; however certain Sub-Accounts may not be available.
..   The beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.
..   No Fixed Allocations or fixed interest rate options will be offered.
..   No additional Purchase Payments can be applied to the Annuity.
..   The basic death benefit and any optional benefits elected by the Owner will no longer apply to the beneficiary.
..   The beneficiary can request a withdrawal of all or a portion of the Account
    Value at any time without application of any applicable CDSC.
..   Upon the death of the beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the beneficiary, unless the beneficiary named a successor who may continue receiving payments.

 Currently all Investment Options corresponding to Portfolios of the Advanced Series Trust are available under the Beneficiary Continuation Option.

 Your Beneficiary will be provided with a prospectus and settlement option that will describe this option at the time he or she elects this option. We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a beneficiary under the Beneficiary Continuation Option.

 Spousal Beneficiary--Assumption of Annuity
 You may name your spouse as your Beneficiary. If you and your spouse own your Annuity jointly, we assume that the sole primary Beneficiary will be the surviving spouse unless you elect an alternative Beneficiary designation. Unless you elect an alternative Beneficiary designation, the spouse Beneficiary may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. Any Death Benefit (including any optional Death Benefits) that would have been payable to the Beneficiary will become the new Account Value as of the date we receive due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For purposes of determining any future Death Benefit for the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including any CDSC that may apply to the additional Purchase Payments.

 ARE THERE ANY EXCEPTIONS TO THESE RULES FOR PAYING THE DEATH BENEFIT?
 Yes, there are exceptions that apply no matter how your Death Benefit is calculated. There are exceptions to the Death Benefit if the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death. Any Death Benefit (including any optional Death Benefit) that applies will be suspended for a two-year period from the date he or she first became Owner or Annuitant. After the two-year suspension period is completed, the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

 WHEN DO YOU DETERMINE THE DEATH BENEFIT?
 We determine the amount of the Death Benefit as of the date we receive "due proof of death", any instructions we require to determine the method of payment and any other written representations we require to determine the proper payment of the Death Benefit to all Beneficiaries. "Due proof of death" may include a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death or other satisfactory proof of death. Upon our receipt of "due proof of death" we automatically transfer the Death Benefit to the AST Money Market Sub-account until we further determine the universe of eligible Beneficiaries. Once the universe of eligible Beneficiaries has been determined each eligible Beneficiary may allocate his or her eligible share of the Death Benefit to an eligible annuity payment option.

Each Beneficiary must make an election as to the method they wish to receive their portion of the Death Benefit. Absent an election of a Death Benefit payment method, no Death Benefit can be paid to the Beneficiary. We may require written acknowledgment of all named Beneficiaries before we can pay the Death Benefit. During the period from the date of death until we receive all required paper work, the amount of the Death Benefit may be subject to market fluctuations.

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                            VALUING YOUR INVESTMENT

 HOW IS MY ACCOUNT VALUE DETERMINED?
 During the accumulation period, your Annuity has an Account Value. The Account Value is determined separately for each Sub-account allocation and for each Fixed Rate Option. The Account Value is the sum of the values of each Sub-account allocation and the value of each Fixed Rate Option. The Account Value does not reflect any CDSC that may apply to a withdrawal or surrender. With respect to the X Series, the Account Value includes any Purchase Credits we applied to your Purchase Payments which we are entitled to recover under certain circumstances.

 WHAT IS THE SURRENDER VALUE OF MY ANNUITY?
 The Surrender Value of your Annuity is the value available to you on any day during the accumulation period. The Surrender Value is defined under "Glossary of Terms" above.

 HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?

 When you allocate Account Value to a Sub-account, you are purchasing units of the Sub-account. Each Sub-account invests exclusively in shares of a Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annual charge is deducted daily, the additional charge made for such benefits. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section entitled "What Happens to My Units When There is a Change in Daily Asset-Based Charges?" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.


 Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.

 EXAMPLE
 Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79. To transfer $3,000, we sell 178.677 Units at the current Unit Price, leaving you 158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

 WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?
 Allstate New York is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Financial transactions requested before the close of the NYSE which meet our requirements will be processed according to the value next determined following the close of business. Financial transactions requested on a non-Valuation Day or after the close of the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of the NYSE will be used when valuing and processing transactions.

 There may be circumstances where the NYSE is open, but, due to inclement weather, natural disaster or other circumstances beyond our control, our offices may be closed or our business processing capabilities may be restricted. Under those circumstances, your Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request.

 The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders.

 Allstate New York will also not process financial transactions involving purchase or redemption orders or transfers on any day that:

..   trading on the NYSE is restricted;

..   an emergency exists, as determined by the SEC, making redemption or valuation of securities held in the Separate Account impractical; or

..   the SEC, by order, permits the suspension or postponement for the protection of security holders.

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


 Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) Valuation Days after we receive all of our requirements at our office to issue an Annuity. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment (and any associated Purchase Credit with respect to the X Series) and issue an Annuity within two (2) Valuation Days. With respect to the amount of your initial Purchase Payment that is pending investment in our separate account, we may hold that amount temporarily in our general account until your Annuity is issued.

 Additional Purchase Payments: We will apply any additional Purchase Payments (and any associated Purchase Credit with respect to the X Series) on the Valuation Day that we receive the Purchase Payment at our office.


 Scheduled Transactions: Scheduled transactions include transfers under Dollar Cost Averaging, the Asset Allocation Program, Auto-Rebalancing, Systematic Withdrawals, Systematic Investments, required Minimum Distributions, substantially equal periodic payments under section 72(q) or 72(t) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to required Minimum Distributions, substantially equal periodic payments under section 72(q) or 72(t) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

 Unscheduled Transactions: "Unscheduled" transactions include any other non-scheduled transfers and requests for Partial Withdrawals or Free Withdrawals or Surrenders. Unscheduled transactions are processed and valued as of the Valuation Day we receive the request at our Office and have all of the required information.

 Death Benefits: Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Office all supporting documentation we require for such transactions and that are satisfactory to us.

 Termination of Optional Benefits: Except for the Guaranteed Minimum Income Benefit and Highest Anniversary Value Death Benefit, which generally cannot be terminated by the owner once elected, if any optional benefit terminates, we will no longer deduct the charge we apply to purchase the optional benefit. Certain optional benefits may be added after you have purchased your Annuity. On the date a charge no longer applies or a charge for an optional benefit begins to be deducted, your Annuity will become subject to a different daily asset-based charge. This change may result in the number of Units attributed to your Annuity and the value of those Units being different than it was before the change; however, the adjustment in the number of Units and Unit Price will not affect your Account Value (although the change in charges that are deducted will affect your Account Value).

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                              TAX CONSIDERATIONS

 The tax considerations associated with each Annuity vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan (including contracts held by a non-natural person, such as a trust acting as an agent for a natural person), or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relates to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments.

 Each Annuity may also be purchased as a non-qualified annuity by a trust or custodial IRA or Roth IRA account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for IRAs or Roth IRAs, as applicable, are the responsibility of the applicable trustee or custodian.

 CONTRACTS OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED RETIREMENT
 PLANS)

 TAXES PAYABLE BY YOU
 We believe each Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract.

 Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract owner.

 It is possible that the Internal Revenue Service (IRS) would assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving owner will be provided with a notice from us describing available alternatives regarding these benefits. If you choose to defer the Annuity Date beyond the default date for your Annuity, the IRS may not consider your contract to be an annuity under the tax law. For more information, see "How and When Do I Choose the Annuity Payment Option?".

 TAXES ON WITHDRAWALS AND SURRENDER
 If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Payments received in excess of all gain in the contract will be treated as a nontaxable return of Purchase Payments. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefit programs or as a systematic payment are taxed under these rules.

 If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal.

 If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or, under most circumstances, if you transfer the contract incident to divorce.

 TAXES ON ANNUITY PAYMENTS
 A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract.

 After the full amount of your Purchase Payments has been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.

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 TAX PENALTY ON WITHDRAWALS AND ANNUITY PAYMENTS
 Any taxable amount you receive under your contract may be subject to a 10% tax penalty. Amounts are not subject to this tax penalty if:

..   the amount is paid on or after you reach age 59 1/2 or die;

..   the amount received is attributable to your becoming disabled;

..   generally the amount paid or received is in the form of substantially equal payments not less frequently than annually (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.); or

..   the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

 SPECIAL RULES IN RELATION TO TAX-FREE EXCHANGES UNDER SECTION 1035
 Section 1035 of the Internal Revenue Code of 1986, as amended (Code) permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. (See Federal Tax Status section in the Statement of Additional Information.)

 Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. The IRS has reserved the right to treat transactions it considers abusive as ineligible for this favorable partial 1035 exchange treatment. We do not know what transactions may be considered abusive. For example we do not know how the IRS may view early withdrawals or annuitizations after a partial exchange. In addition, it is unclear how the IRS will treat a partial exchange from an annuity contract into an immediate annuity. As of the date of this prospectus, we will accept a partial 1035 exchange from a non-qualified annuity into an immediate annuity as a "tax-free" exchange for future tax reporting purposes, except to the extent that we, as a reporting and withholding agent, believe that we would be expected to deem the transaction to be abusive. However, some insurance companies may not recognize these partial surrenders as tax-free exchanges and may report them as taxable distributions to the extent of any gain distributed as well as subjecting the taxable portion of the distribution to the 10% tax penalty. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

 TAXES PAYABLE BY BENEFICIARIES
 The Death Benefit options are subject to income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the owner's estate. Generally, the same tax rules described above would also apply to amounts received by your beneficiary. Choosing any option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below.

 Tax consequences to the beneficiary vary among the Death Benefit payment options.

..   Choice 1: the beneficiary is taxed on earnings in the contract.

..   Choice 2: the beneficiary is taxed as amounts are withdrawn (in this case earnings are treated as being distributed first).

..   Choice 3: the beneficiary is taxed on each payment (part will be treated as earnings and part as return of premiums).

 Considerations for Contingent Annuitants: The designation of a Contingent Annuitant is generally not permitted on an Annuity held by an entity. Under the Code, if the annuitant is changed on a non-qualified Annuity held by an entity, that change is treated as the death of the Annuitant and triggers the requirement for distribution of death benefits.

 REPORTING AND WITHHOLDING ON DISTRIBUTIONS
 Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with 3 exemptions unless you designate a different withholding status. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide. Note: If we do not have your correct taxpayer identification number, you may not elect out of withholding and withholding on periodic payments must be computed as if you were a single taxpayer with no exemptions.

 State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a non-resident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for tax favored plans (for example, an IRA).

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 Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

 ANNUITY QUALIFICATION
 Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of each Annuity must be diversified, according to certain rules under the Internal Revenue Code. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the portfolios underlying the variable investment options of the Annuities meet these diversification requirements.

 An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines may have on transfers between the investment options offered pursuant to this Prospectus. We reserve the right to take any action, including modifications to your Annuity or the investment options, required to comply with such guidelines if promulgated.

 Please refer to the Statement of Additional Information for further information on these Diversification and Investor Control issues. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

 Required Distributions Upon Your Death for Annuities Owned by Individuals (Not Associated with Tax-Favored Plans). Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.

 If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

 If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of such designated beneficiary (provided such payments begin within one year of your death). Your designated beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life or a period exceeding five years.

 If an Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.

 Changes In Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract owners and you will be given notice to the extent feasible under the circumstances.

 ADDITIONAL INFORMATION
 You should refer to the Statement of Additional Information if:

..   The contract is held by a corporation or other entity instead of by an individual or as agent for an individual.

..   Your contract was issued in exchange for a contract containing Purchase
    Payments made before August 14, 1982.

..   You transfer your contract to, or designate, a beneficiary who is either
    37 1/2 years younger than you or a grandchild.

 CONTRACTS HELD BY TAX-FAVORED PLANS
 The following discussion covers annuity contracts held under tax-favored retirement plans. An Annuity may not be purchased or owned by a 401(a) trust or plan, a 403(b) plan, a 457 plan, a SIMPLE IRA or a SARSEP. The non-spousal beneficiary of any tax-favored retirement plan may not use the death benefit from that plan to purchase an Annuity as an IRA.

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

 Currently, an Annuity may be purchased for use in connection with individual retirement accounts and annuities (IRAs) which are subject to Sections 408(a) and 408(b) of the Code and Roth IRAs under Section 408A of the Code. This description assumes that you have satisfied the requirements for eligibility for these products.

 Each Annuity may also be purchased as a non-qualified annuity by a trust or custodial IRA or Roth IRA account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for IRAs or Roth IRAs, as applicable, are the responsibility of the applicable trustee or custodian.

 You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

 TYPES OF TAX-FAVORED PLANS
 IRAs. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free-look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

 Contributions Limits/Rollovers. Because of the way each Annuity is designed, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, as a current contribution for Series B, or if you are age 50 or older, by making a single contribution consisting of your IRA contributions and catch-up contributions attributable to the prior year and the current year during the period from January 1 to April 15 for Series X and L. In 2006 the contribution limit is $4,000; increasing to $5,000 in 2008. After 2008 the contribution amount will be indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year.

 The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if after-tax contributions from a 401(a) plan, 403(b) annuity or 457 governmental plan are rolled over to an IRA, they may not subsequently be rolled over to a 401(a) plan, 403(b) annuity or 457 governmental plan.

 Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

..   You, as owner of the contract, must be the "annuitant" under the contract
    (except in certain cases involving the division of property under a decree of divorce);
..   Your rights as owner are non-forfeitable;
..   You cannot sell, assign or pledge the contract;
..   The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);
..   The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age
    70 1/2; and
..   Death and annuity payments must meet "minimum distribution requirements"
    described below.

 Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a roll-over is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

..   A 10% "early distribution penalty" described below;
..   Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or
..   Failure to take a minimum distribution also described below.

 SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

..   If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of
    (a) $45,000 in 2007 ($44,000 in 2006) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2007, this limit is $225,000 ($220,000 for 2006);

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

..   SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs.

 You will also be provided the same information, and have the same "free-look" period, as you would have if you purchased the contract for a standard IRA.

 ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

  .   Contributions to a Roth IRA cannot be deducted from your gross income;

  . "Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2; (b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and
      (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and earnings will be taxed generally in the same manner as distributions from a traditional IRA.

  . If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

 Because of the way each Annuity is designed, if you meet certain income limitations you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA or Roth IRA for Series B with a current contribution or, for Series X and L, if you are age 50 or older by making a single contribution consisting of your Roth IRA contributions and catch-up contributions attributable to the prior year and the current year during the period from January 1 to April 15 of the current year. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000) who are not married filing a separate return and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. Beginning January 2008, an individual receiving an eligible rollover distribution from a Qualified plan can directly roll over contributions to a Roth IRA, subject to the same income limits. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, as of January 1, 2006, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular or conversion contributions to a Roth IRA. If you are considering rolling over funds from your Roth account under an employer plan, please contact your Financial Professional prior to purchase to confirm whether such rollovers are being accepted.

 REQUIRED MINIMUM DISTRIBUTION REQUIREMENTS AND PAYMENT OPTION
 If you hold the contract under an IRA (or other tax-favored plan), IRS minimum distribution requirements must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

 Effective in 2006, in accordance with recent changes in laws and regulations, required minimum distributions will be calculated based on the sum of the contract value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the contract value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity owner, and a reduction of death benefits and the benefits of any optional riders.

 You can use the Minimum Distribution option to satisfy the IRS minimum distribution requirements for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you this minimum distribution amount, less any other partial withdrawals that you made during the year.

 Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one Roth IRA from the same owner, similar rules apply.

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 Required Distributions Upon Your Death for Qualified Contracts Held by
 Tax-Favored Plans
 Upon your death under an IRA or other "qualified investment", the designated beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were required to begin, whether you have named a designated beneficiary and whether that beneficiary is your surviving spouse.

..   If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.

..   If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated beneficiary.

..   If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated beneficiary.

 A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules. Until withdrawn, amounts in an IRA or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation. For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

 PENALTY FOR EARLY WITHDRAWALS
 You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, or Roth IRA before you attain age 59 1/2. Amounts are not subject to this tax penalty if:
..   the amount is paid on or after you reach age 59 1/2 or die;
..   the amount received is attributable to your being disabled; or
..   generally the amount paid or received is in the form of substantially equal payments not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.)

 Other exceptions to this tax may apply. You should consult your tax advisor for further details.

 WITHHOLDING
 Unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:
..   For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; and
..   For all other distributions, we will withhold at a 10% rate.

 We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements. Note: If we do not have your correct taxpayer identification number, you may not elect out of withholding and withholding on periodic payments must be computed as if you were a single taxpayer with no exemptions.

 State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country.

 ERISA REQUIREMENTS
 ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.

 Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this Prospectus.

 Information about sales representatives and commissions may be found in the sections of this Prospectus addressing distribution of the Annuities.

 Please consult your tax advisor if you have any additional questions.

 ADDITIONAL INFORMATION
 For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

                              GENERAL INFORMATION

 HOW WILL I RECEIVE STATEMENTS AND REPORTS?
 We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.accessallstate.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm regularly scheduled transactions, such as the Annual Maintenance Fee, Systematic Withdrawals (including 72(q) and 72(t) payments and required minimum distributions), electronic funds transfer, Dollar Cost Averaging, and static rebalancing, in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. We may also send an annual report and a semi-annual report containing applicable financial statements for the Separate Account and the Portfolios, as of December 31 and June 30, respectively, to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

 WHAT IS ALLSTATE NEW YORK?
 Allstate New York is the issuer of the Annuities. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York."

 Allstate New York is currently licensed to operate in New York. Our home office is located at 100 Motor Parkway, Hauppauge, NY 11788-5107.

 Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of the State of Illinois. With the exception of directors' qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

 Effective June 1, 2006, Allstate New York entered into an agreement ("the Agreement") with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America ("PICA") pursuant to which Allstate New York sold, through a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. Pursuant to the Agreement Allstate New York and PICA also have entered into an administrative services agreement which provides that PICA or an affiliate will administer the Separate Account and the Annuities after a transition period that may last up to two years. The benefits and provisions of the Annuities have not been changed by these transactions and agreements. None of the transactions or agreements have changed the fact that we are primarily liable to you under your Annuity.

 WHAT IS THE SEPARATE ACCOUNT?
 Allstate New York established the Allstate Life of New York Separate Account A on December 15, 1995. We have registered the Separate Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Separate Account or Allstate New York.

 We own the assets of the Separate Account. The Separate Account is a segregated asset account under New York law. That means we account for the Separate Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Separate Account that are in excess of the reserves and other Annuity liabilities with respect to the Separate Account are subject to liabilities relating to our other operations. Our obligations arising under the Annuities are general corporate obligations of Allstate New York.

 The Separate Account consists of multiple Sub-accounts, each of which invests in a corresponding Portfolio. We may add new Sub-accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Separate Account, its Sub-accounts or the Portfolios. We may use the Separate Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Separate Account.


 WHAT IS THE LEGAL STRUCTURE OF THE PORTFOLIOS?
 Each Portfolio is registered as an open-end management investment company under the Investment Company Act. Shares of the Portfolios are sold to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

 VOTING RIGHTS

 We are the legal owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If a Portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as "mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under "mirror voting", it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose Portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

 Advanced Series Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Incorporated ("ASISI") and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by ASISI, Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of Portfolios other than the Trust that is managed by an affiliate. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other Portfolios in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.


 MATERIAL CONFLICTS

 It is possible that differences may occur between companies that offer shares of a Portfolio to their respective separate accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of a Portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.


 SERVICE FEES

 Allstate New York has entered into an agreement with the Advanced Series Trust, which provides the Portfolios available within this Annuity. Under the terms of the agreement, Allstate New York, or its designee, may provide administrative and/or support services to the Portfolios for which it receives a fee of up to 0.10% annually of the average assets allocated to the Portfolios. In addition, under the terms of the reinsurance agreement between Allstate New York and The Prudential Insurance Company of America (PICA) (see "What Is Allstate New York"), the fee is payable to PICA from Allstate New York. PICA and the Advanced Series Trust are affiliates.


 PICA or its affiliates have entered into agreements with the investment managers of the Advanced Series Trust where PICA or its affiliates may provide administrative and/or support services to the Advanced Series Trust for which a fee or reimbursement is payable.


 In addition, an investment adviser, sub-adviser or distributor of the Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms' registered representatives, and creating marketing material discussing the contract, available options, and Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, sub-adviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser's, sub-adviser's or distributor's participation. These payments or reimbursements may not be offered by all advisers, sub-advisers, or distributors, and the amounts of such payments may vary between and among each adviser, sub-adviser, and distributor depending on their respective participation.

 WHO DISTRIBUTES ANNUITIES OFFERED BY ALLSTATE NEW YORK?
 Allstate Distributors, L.L.C. ("Allstate Distributors"), located at 3100 Sanders Road, Northbrook, IL 60062, is the principal underwriter and distributor of the Annuities. Allstate Distributors is a wholly owned subsidiary of Allstate Life. Allstate Distributors is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

 Allstate Distributors does not sell Annuities directly to purchasers. Allstate Distributors enters into selling agreements with affiliated and unaffiliated broker-dealers and banks to sell the Annuities through their registered representatives. The broker-dealers are registered with the SEC and are NASD member firms. Their registered representatives are also licensed as insurance agents by applicable state insurance authorities and appointed as agents of Allstate New York in order to sell the Annuities. Annuities also may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

 We will pay commissions to broker-dealers and banks which sell the Annuities. Commissions paid vary, but we may pay up to a maximum sales commission of 7.5% of total purchase payments. In addition, we may pay ongoing annual compensation of up to 1.25% of Account Value. Individual representatives receive a portion of compensation paid to the broker-dealer or bank with which they are associated in accordance with the broker-dealer's or bank's practices. We estimate that commissions and annual compensation, when combined, will not exceed 8.5% of total purchase payments. However, commissions and annual compensation could exceed that amount because ongoing annual compensation is related to Account Value and the number of years the Annuity is held.

 From time to time, we pay asset-based compensation and/or marketing allowances to banks and broker-dealers. These payments vary among individual banks and broker dealers, and the asset-based payments may be up to 0.25% of Account Value annually. These payments are intended to contribute to the promotion and marketing of the Annuities, and they vary among banks and broker-dealers. The marketing and distribution support services include but are not limited to:
 (1) placement of the Annuities on a list of preferred or recommended products in the bank's or broker-dealer's distribution system; (2) sales promotions with regard to the Annuities; (3) participation in sales conferences; and
 (4) helping to defray the costs of sales conferences and educational seminars for the bank or broker-dealer's registered representatives. A list of broker-dealers and banks that Allstate Distributors paid pursuant to such arrangements is provided in the Statement of Additional Information, which is available upon request. For a free copy, please write or call us at the address or telephone number listed on the front page of this prospectus, or go to the SEC's Web site (http://www.sec.gov).

 To the extent permitted by NASD rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. We may not offer the arrangements to all broker-dealers and banks and the terms of the arrangement may differ among broker-dealers and banks.

 Individual registered representatives, broker-dealers, banks, and branch managers within some broker-dealers and banks participating in one of these compensation arrangements may receive greater compensation for selling the contract than for selling a different contact that is not eligible for the compensation arrangement. While we take the compensation into account when establishing contract charges, any such compensation will be paid by us or Allstate Distributors and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply to the sale of the Annuity.

 Allstate New York does not pay Allstate Distributors a commission for distribution of the Annuities. Allstate Distributors compensates its representatives who act as wholesalers, and their sales management personnel, for Annuity sales. This compensation is based on a percentage of premium payments and/or a percentage of Account Values. The underwriting agreement with Allstate Distributors provides that we will reimburse Allstate Distributors for expenses incurred in distributing the Annuities, including any liability to Annuity owners arising out of services rendered or Annuities issued.

 Further information about the firms that are part of these compensation arrangements appears in the Statement of Additional Information, which is available without charge upon request.

 ADMINISTRATION
 We have primary responsibility for all administration of the Annuities and the Separate Account. We entered into an administrative services agreement with The Prudential Insurance Company of America ("PICA") on June 1, 2006 whereby, after a transition period that may last up to two years, PICA or an affiliate will provide administrative services to the Separate Account and the Annuities on our behalf.

 We provide the following administrative services, among others:

..   issuance of the Annuities;

..   maintenance of Annuity owner records;

..   Annuity owner services;

..   calculation of unit values;

..   maintenance of the Separate Account; and

..   preparation of Annuity owner reports.

 We will send you Annuity statements at least annually. We will also send you transaction confirmations. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement or a confirmation. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error. We will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

 FINANCIAL STATEMENTS
 The financial statements of the Separate Account and Allstate New York are included in the Statement of Additional Information.

 HOW TO CONTACT US
 You can contact us by:


..   calling our Customer Service Team at 1-877-234-8688 during our normal business hours, 8:30 a.m. EST to 8:00 p.m. EST, Monday through Friday,

..   writing to us via regular mail at Annuity Service Center, P.O. Box 70178,
    Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.


..   accessing information about your Annuity through our Internet Website at
    www.accessallstate.com.

 You can obtain account information by calling our automated response system and at www.accessallstate.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.accessallstate.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

 Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

 Allstate New York does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Allstate New York reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

 LEGAL MATTERS
 All matters of Illinois law pertaining to the Annuities, including the validity of the Annuities and Allstate New York's right to issue such Annuities under New York law, have been passed upon by Michael J. Velotta, General Counsel of Allstate New York.

 CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
 The following are the contents of the Statement of Additional Information:

..   Additions, Deletions or Substitutions of Investments

..   The Annuities

..   Tax-Free Exchanges (1035 Exchanges, Rollovers and Transfers)

..   Company

..   Principal Underwriter

..   Distribution

..   Allocation of Initial Purchase Payment

..   Determination of Accumulation Unit Values

..   General Matters

..   Federal Tax Status

..   Experts

..   Financial Statements

..   Separate Account Financial Information

..   Company Financial Information

                     APPENDIX A - ACCUMULATION UNIT VALUES


 As we have indicated throughout this prospectus, each Annuity is a contract that allows you to select or decline any of several features that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each combination of such contract features. Here we depict the historical unit values corresponding to the contract features bearing the highest and lowest combinations of asset-based charges. The remaining unit values appear in the Statement of Additional Information, which you may obtain free of charge, by calling 1-877-234-8688 or by writing to us at the Annuity Service Center, P.O. Box 70178, Philadelphia, PA 19176. As discussed in the prospectus, if you select certain optional benefits, we limit the investment options to which you may allocate your Account Value. In certain of these accumulation unit value tables, we set forth accumulation unit values that assume election of one or more of such optional benefits and allocation of Account Value to portfolios that currently are not permitted as part of such optional benefits. Such unit values are set forth for general reference purposes only, and are not intended to indicate that such portfolios may be acquired along with those optional benefits.


 There is no information shown for the accumulation unit values of the Sub-accounts because, as of December 31, 2006, the Sub-accounts had not yet commenced operations.

       APPENDIX B - SELECTING THE VARIABLE ANNUITY THAT'S RIGHT FOR YOU


 Allstate Life Insurance Company of New York offers several deferred variable annuity products. Each Annuity has different features and benefits that may be appropriate for you based on your individual financial situation and how you intend to use the annuity. Not all of these annuities may be available to you, depending on your state of residence and/or the broker-dealer through which your Annuity was sold. You can verify which of these Annuities is available to you by speaking to your Financial Professional or calling 1-877-234-8688.


 The different features and benefits may include variations on your ability to access funds in your annuity without the imposition of a withdrawal charge as well as different ongoing fees and charges you pay to stay in the contract. Additionally, differences may exist on various optional benefits such as guaranteed living benefits or Death Benefit protection.

 Among the factors you should consider when choosing which annuity product may be most appropriate for your individual needs are the following:
..   Your age;
..   The amount of your investment and any planned future deposits into the annuity;
..   How long you intend to hold the annuity (also referred to as investment time horizon);
..   Your desire to make withdrawals from the annuity;
..   Your investment return objectives;
..   The effect of optional benefits that may be elected, and
..   Your desire to minimize costs and/or maximize return associated with the annuity.

 The following chart outlines some of the different features for the X Series, L Series, and B Series. The availability of optional features, such as those noted in the chart, may increase the cost of the contract. Therefore you should carefully consider which features you plan to use when selecting your annuity. You should also consider the investment objectives, risks, charges and expenses of an investment carefully before investing.

 In addition, the hypothetical illustrations below reflect the Account Value and surrender value of each variable annuity over a variety of holding periods. These charts are meant to reflect how your annuities can grow or decrease depending on market conditions and the comparable value of each of the annuities (which reflects the charges associated with the annuities) under the assumptions noted.

 Your registered Financial Professional can provide you with the prospectus for the Annuities, and can guide you to Selecting the Variable Annuity That's Right for You.

 ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY SERIES COMPARISON

 Below is a summary of the Allstate RetirementAccess Variable Annuity X Series, L Series, and B Series. You should consider the investment objectives, risks, charges and expenses of an investment in any Annuity carefully before investing. This prospectus for the Annuities, as well as the Portfolio prospectuses, contain this and other information about the variable annuities and underlying investment options. Your registered Financial Professional can provide you with the prospectuses for the Portfolios and can help you decide upon the Annuity that would be most advantageous for you given your individual needs. Please read the prospectuses carefully before investing.

-------------------------------------------------------------------------------------------------------------
                                     X SERIES                     L SERIES                  B SERIES
-------------------------------------------------------------------------------------------------------------
Minimum Investment             $10,000                    $10,000                   $1,000
-------------------------------------------------------------------------------------------------------------
Maximum Issue Age              75                         85                        85
-------------------------------------------------------------------------------------------------------------
Contingent Deferred Sales      9 Years (based on date of  4 Years (based on date of 7 Years (based on date of
 Charge                        each purchase payment)     each purchase payment)    each purchase payment)
                               (9%, 8.5%, 8%, 7%, 6%,     (7%, 6%, 5%, 4%)          (7%, 6%, 5%, 4%, 3%,
                               5%, 4%, 3%, 2%)                                      2%, 1%)
-------------------------------------------------------------------------------------------------------------
Insurance Charge               1.55%                      1.50%                     1.15%
-------------------------------------------------------------------------------------------------------------
Annual Maintenance Fee         Lesser of $30 or 2% of     Lesser of $30 or 2% of    Lesser of $30 or 2% of
                               Account Value              Account Value             Account Value
-------------------------------------------------------------------------------------------------------------
Purchase Credit                For purchase payments      No                        No
                               made up to and including
                               age 80, 5%, regardless of
                               the purchase payment
                               amount.

                               For purchase payments
                               made between ages 81-
                               85, 3%, regardless of the
                               purchase payment
                               amount.

                               Recaptured on (i) free-
                               look, or (ii) death
                               occurring within 12
                               months after the date the
                               credit is applied.
-------------------------------------------------------------------------------------------------------------
Longevity Credit               0.40% of the sum of all    No                        No
                               purchase payments that
                               have been in the Annuity
                               for more than 9 years
                               less the cumulative
                               amount of withdrawals
                               made (including CDSC)
                               through the end of the
                               period applied annually
                               beginning on the 10/th/
                               Annuity Anniversary.
-------------------------------------------------------------------------------------------------------------
Fixed Rate Option              Currently offering         Currently offering        Currently offering
                               duration of 1 year only.   duration of 1 year only.  duration of 1 year only.
-------------------------------------------------------------------------------------------------------------
Variable Investment Options    Advanced Series Trust      Advanced Series Trust     Advanced Series Trust
-------------------------------------------------------------------------------------------------------------
Basic Death Benefit            The greater of: purchase   The greater of: purchase  The greater of: purchase
                               payments minus             payments minus            payments minus
                               proportional               proportional              proportional
                               withdrawals; and           withdrawals; and          withdrawals; and
                               unadjusted Account         unadjusted Account        unadjusted Account
                               Value, less an amount      Value                     Value
                               equal to all credits
                               applied within 12 months
                               prior to the date of death
-------------------------------------------------------------------------------------------------------------
Optional Death Benefit         Highest Anniversary        HAV                       HAV
(for an additional cost)       Value (HAV)
-------------------------------------------------------------------------------------------------------------
Living Benefits                Guaranteed Minimum         Guaranteed Minimum        Guaranteed Minimum
(for an additional cost)       Income Benefit (GMIB)/     Income Benefit (GMIB)/    Income Benefit (GMIB)/
                               TrueIncome/SM//            TrueIncome/               TrueIncome/
                               TrueIncome--Spousal        TrueIncome--Spousal       TrueIncome--Spousal

 HYPOTHETICAL ILLUSTRATION

 The following examples outline the value of each Annuity as well as the amount that would be available to an investor as a result of full surrender at the end of each of the Annuity years specified. The values shown below are based on the following assumptions:
 An initial investment of $100,000 is made into each Annuity earning a gross rate of return of 0% and 6% respectively.
..   No subsequent deposits or withdrawals are made from the Annuity.

..   The hypothetical gross rates of return are reduced by the arithmetic average of the fees and expenses of the Portfolios and the charges that are deducted from the Annuity at the Separate Account level as follows:
    -- 1.02% based on the fees and expenses of the Portfolios as of December 31, 2006. The arithmetic average of all fund expenses is computed by adding portfolio management fees, 12b-1 fees and other expenses of all of the portfolios and then dividing by the number of Portfolios. For purposes of the illustrations, we do not reflect any expense reimbursements or expense waivers that might apply and are described in the prospectus fee table.

    -- The Separate Account level charges refer to the Insurance Charge.
..   The Annuity Value and Surrender Value are further reduced by the annual maintenance fee. For the X Series, the Annuity Value and Surrender Value also reflect the addition of any applicable Purchase Credits and Longevity Credits.


 The Account Value assumes no surrender, while the Surrender Value assumes a 100% surrender two days prior to the anniversary of the Issue Date of the Annuity ("Annuity Anniversary"), therefore reflecting the withdrawal charge applicable to that Annuity year. Note that a withdrawal on the Annuity Anniversary, or the day before the Annuity Anniversary, would be subject to the withdrawal charge applicable to the next Annuity year, which usually is lower. The surrender charge is calculated based on the date that the Purchase Payment was made and for purposes of these illustrations, we assume that a single purchase payment of $100,000 was made on the Issue Date. The values that you actually experience under an Annuity will be different from what is depicted here if any of the assumptions we make here differ from your circumstances, however the relative values for each Annuity reflected below will remain the same. (We will provide you with a personalized illustration upon request). Shaded cells represent the Annuity with the highest customer Surrender Value for the Annuity Year. Multiple shaded cells represent a tie between two or more annuities. The L Series annuity, in light of its contingent deferred sales charges and insurance charge, and the fact that (unlike the X Series) it does not offer a Purchase Credit, has the highest surrender value of the three Annuities only in year five. Thus, with regard to surrender value alone, either the B Series or the X Series will provide higher surrender values in years other than year 5 in the 6% illustration. On the other hand, the L Series offers more flexibility with regard to the optional death benefit than the B Series and X Series. For the B Series and the X Series, the HAV Death Benefit may not be terminated once elected. In contrast, as detailed in the prospectus, the L Series permits the first-time election of the HAV death benefit, and the termination of that death benefit, on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary). Please note, however, that the HAV death benefit is not available with TrueIncome/SM/--Spousal on any annuity, so unless you elect to terminate the TrueIncome--Spousal benefit on the L Series at the time you choose to elect the HAV death benefit, the HAV death benefit will not be permitted. Please also note that the optional death benefits may not be available in certain states.

 0% GROSS RATE OF RETURN

               --------------------------------------------
                                                            X SHARE
                    L SHARE           B SHARE      X SHARE ---------
               --------------------------------------------
               -----------------------------------------------------
                 NET               NET               NET
           -    RATE=   -2.50%    RATE=   -2.14%    RATE=   -2.52%
           ---------------------------------------------------------
               ANNUITY SURRENDER ANNUITY SURRENDER ANNUITY SURRENDER
           YR   VALUE    VALUE    VALUE    VALUE    VALUE    VALUE
           ----
           ---------------------------------------------------------
           1   97,534   90,534   97,871   90,871   102,360  93,360
           ---------------------------------------------------------
           ---------------------------------------------------------
           2   95,088   89,088   95,747   89,747    99,780  91,280
           ---------------------------------------------------------
           ---------------------------------------------------------
           3   92,703   87,703   93,668   88,668    97,231  89,231
           ---------------------------------------------------------
           ---------------------------------------------------------
           4   90,376   86,376   91,634   87,634    94,746  87,746
           ---------------------------------------------------------
           ---------------------------------------------------------
           5   88,107   88,107   89,643   86,643    92,323  86,323
           ---------------------------------------------------------
           ---------------------------------------------------------
           6   85,895   85,895   87,695   85,695    89,962  84,962
           ---------------------------------------------------------
           ---------------------------------------------------------
           7   83,737   83,737   85,788   84,788    87,660  83,660
           ---------------------------------------------------------
           ---------------------------------------------------------
           8   81,632   81,632   83,922   83,922    85,416  82,416
           ---------------------------------------------------------
           ---------------------------------------------------------
           9   79,579   79,579   82,096   82,096    83,229  81,229
           ---------------------------------------------------------
           ---------------------------------------------------------
           10  77,577   77,577   80,308   80,308    81,487  81,487
           ---------------------------------------------------------
           ---------------------------------------------------------
           11  75,625   75,625   78,559   78,559    79,789  79,789
           ---------------------------------------------------------
           ---------------------------------------------------------
           12  73,721   73,721   76,848   76,848    78,133  78,133
           ---------------------------------------------------------
           ---------------------------------------------------------
           13  71,864   71,864   75,173   75,173    76,520  76,520
           ---------------------------------------------------------
           ---------------------------------------------------------
           14  70,053   70,053   73,533   73,533    74,947  74,947
           ---------------------------------------------------------
           ---------------------------------------------------------
           15  68,286   68,286   71,929   71,929    73,413  73,413
           ---------------------------------------------------------
           ---------------------------------------------------------
           16  66,564   66,564   70,359   70,359    71,919  71,919
           ---------------------------------------------------------
           ---------------------------------------------------------
           17  64,884   64,884   68,822   68,822    70,462  70,462
           ---------------------------------------------------------
           ---------------------------------------------------------
           18  63,245   63,245   67,319   67,319    69,041  69,041
           ---------------------------------------------------------
           ---------------------------------------------------------
           19  61,647   61,647   65,847   65,847    67,657  67,657
           ---------------------------------------------------------
           ---------------------------------------------------------
           20  60,089   60,089   64,407   64,407    66,307  66,307
           ---------------------------------------------------------
           ---------------------------------------------------------
           21  58,569   58,569   62,997   62,997    64,992  64,992
           ---------------------------------------------------------
           ---------------------------------------------------------
           22  57,086   57,086   61,618   61,618    63,709  63,709
           ---------------------------------------------------------
           ---------------------------------------------------------
           23  55,641   55,641   60,268   60,268    62,459  62,459
           ---------------------------------------------------------
           ---------------------------------------------------------
           24  54,231   54,231   58,947   58,947    61,240  61,240
           ---------------------------------------------------------
           ---------------------------------------------------------
           25  52,856   52,856   57,654   57,654    60,053  60,053
           ---------------------------------------------------------
           ---------------------------------------------------------
           26  51,515   51,515   56,389   56,389    58,895  58,895
           ---------------------------------------------------------
           ---------------------------------------------------------
           27  50,207   50,207   55,150   55,150    57,766  57,766
           ---------------------------------------------------------
           ---------------------------------------------------------
           28  48,931   48,931   53,939   53,939    56,666  56,666
           ---------------------------------------------------------
           ---------------------------------------------------------
           29  47,687   47,687   52,753   52,753    55,593  55,593
           ---------------------------------------------------------
           ---------------------------------------------------------
           30  46,474   46,474   51,592   51,592    54,547  54,547
           ---------------------------------------------------------

 Assumptions:

 a. $100,000 initial investment

 b. Fund Expenses = 1.02%

 c. No optional death benefits or living benefits elected

 d. Surrender value assumes surrender 2 days prior to contract anniversary

 6% GROSS RATE OF RETURN

               -----------------------------------------------------
           -        L SHARE           B SHARE           X SHARE
               -----------------------------------------------------
                 NET               NET               NET
           -    RATE=    3.35%    RATE=    3.74%    RATE=    3.33%
           ---------------------------------------------------------
               ANNUITY SURRENDER ANNUITY SURRENDER ANNUITY SURRENDER
           YR   VALUE    VALUE    VALUE    VALUE    VALUE    VALUE
           ----
           ---------------------------------------------------------
           1   103,370   96,370  103,726   96,726  108,485   99,485
           ----
           ---------------------------------------------------------
           2   106,862  100,862  107,602  101,602  112,095  103,595
           ----
           ---------------------------------------------------------
           3   110,473  105,473  111,623  106,623  115,826  107,826
           ----
           ---------------------------------------------------------
           4   114,206  110,206  115,794  111,794  119,680  112,680
           ----
           ---------------------------------------------------------
           5   118,065  118,065  120,121  117,121  123,663  117,663
           ----
           ---------------------------------------------------------
           6   122,054  122,054  124,609  122,609  127,779  122,779
           ----
           ---------------------------------------------------------
           7   126,178  126,178  129,266  128,266  132,031  128,031
           ----
           ---------------------------------------------------------
           8   130,442  130,442  134,096  134,096  136,426  133,426
           ----
           ---------------------------------------------------------
           9   134,849  134,849  139,106  139,106  140,966  138,966
           ----
           ---------------------------------------------------------
           10  139,406  139,406  144,304  144,304  146,071  146,071
           ----
           ---------------------------------------------------------
           11  144,116  144,116  149,697  149,697  151,345  151,345
           ----
           ---------------------------------------------------------
           12  148,986  148,986  155,290  155,290  156,795  156,795
           ----
           ---------------------------------------------------------
           13  154,020  154,020  161,093  161,093  162,427  162,427
           ----
           ---------------------------------------------------------
           14  159,224  159,224  167,113  167,113  168,246  168,246
           ----
           ---------------------------------------------------------
           15  164,604  164,604  173,357  173,357  174,258  174,258
           ----
           ---------------------------------------------------------
           16  170,166  170,166  179,835  179,835  180,471  180,471
           ----
           ---------------------------------------------------------
           17  175,916  175,916  186,555  186,555  186,890  186,890
           ----
           ---------------------------------------------------------
           18  181,860  181,860  193,526  193,526  193,523  193,523
           ----
           ---------------------------------------------------------
           19  188,005  188,005  200,757  200,757  200,377  200,377
           ----
           ---------------------------------------------------------
           20  194,358  194,358  208,259  208,259  207,459  207,459
           ----
           ---------------------------------------------------------
           21  200,925  200,925  216,041  216,041  214,776  214,776
           ----
           ---------------------------------------------------------
           22  207,714  207,714  224,113  224,113  222,338  222,338
           ----
           ---------------------------------------------------------
           23  214,733  214,733  232,488  232,488  230,150  230,150
           ----
           ---------------------------------------------------------
           24  221,988  221,988  241,175  241,175  238,223  238,223
           ----
           ---------------------------------------------------------
           25  229,489  229,489  250,187  250,187  246,564  246,564
           ----
           ---------------------------------------------------------
           26  237,244  237,244  259,536  259,536  255,183  255,183
           ----
           ---------------------------------------------------------
           27  245,260  245,260  269,234  269,234  264,089  264,089
           ----
           ---------------------------------------------------------
           28  253,547  253,547  279,294  279,294  273,292  273,292
           ----
           ---------------------------------------------------------
           29  262,114  262,114  289,730  289,730  282,800  282,800
           ----
               -----------------------------------------------------
           30  270,971  270,971  300,557  300,557  292,625  292,625
           ---------------------------------------------------------

 Assumptions:

 a. $100,000 initial investment

 b. Fund Expenses = 1.02%

 c. No optional death benefits or living benefits elected

 d. Surrender value assumes surrender 2 days prior to contract anniversary

 In addition, the following charts indicate the days (measured from the Issue
 Date) in which each annuity product would have the highest Surrender Value amongst the products listed given the above assumptions.

 0% GROSS RATE OF RETURN

-------------------------------------------------------------------------------------------------------
                               Total Days in             Years from the           Days within the
                              which Product's         Issue Date in which       period in which the
                             Surrender Value is      the Surrender Value is      Surrender Value is
Product Name                      highest                   highest                   highest
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
L Series                            730                        4                        1460
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               5                     1461-1825
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               6                     1826-2189
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
B Series                           1,095                       6                        2190
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               7                     2191-2555
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               8                     2556-2920
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               9                     2921-3284
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
X Series                           9,125                      1-4                      1-1459
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               9                        3285
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                             10-30                   3286-3650
-------------------------------------------------------------------------------------------------------

 6% GROSS RATE OF RETURN

-------------------------------------------------------------------------------------------------------
                               Total Days in             Years from the           Days within the
                              which Product's         Issue Date in which       period in which the
                             Surrender Value is      the Surrender Value is      Surrender Value is
Product Name                      highest                   highest                   highest
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
L Series                            365                        4                        1460
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               5                     1461-1824
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
B Series                           4,868                       7                     2346-2555
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               8                     2556-2919
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               9                     3178-3284
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               18                    6568-6570
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               19                    6759-6935
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                             20-30                   6944-10950
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
X Series                           5,717                      1-3                      1-1095
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               4                     1096-1459
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               5                        1825
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               6                     1826-2190
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               7                     2191-2345
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               8                        2920
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               9                     2921-3178
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                             10-18                   3286-6567
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               19                    6571-6758
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               20                    6936-6943
-------------------------------------------------------------------------------------------------------

 Days listed assume 365 days per year and do not account for Leap Years.
 *  Annual maintenance fee is waived for Account Values of $100,000 or more.
 1) For more information on these benefits, refer to the "Death Benefit"
    section in the Prospectus.
 2) For more information on these benefits, refer to the "Living Benefit Programs" section in the Prospectus.
 3) These reductions result in hypothetical net rates of return corresponding to the 0% and 6% gross rates of return, respectively as follows: L Series -2.50% and 3.35%; B Series -2.14% and 3.74%; X Series -2.52% and 3.33%.

                      STATEMENT OF ADDITIONAL INFORMATION

                                         , 2007


                 ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                  ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY

Allstate RetirementAccess variable annuity contracts (the "Annuities" or the "Annuity") are individual variable annuity contracts issued by Allstate Life Insurance Company of New York ("Allstate New York"), a stock life insurance company that is a wholly-owned subsidiary of Allstate Life Insurance Company and is funded through the Allstate Life of New York Separate Account A (the "Separate Account"). Each Annuity is purchased by making an initial purchase payment of $10,000 or more (except for the B Series, which has a $1,000 minimum initial purchase payment). With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.


This Statement of Additional Information is not a prospectus and should be read in conjunction with the B Series, L Series, and X Series prospectus dated
         __, 2007. To obtain a copy of the prospectus, without charge, you can write to the Annuity Service Center, P.O. Box 70178, Philadelphia, Pennsylvania 19176, or contact us by telephone at (877) 234-8688.


This Statement of Additional Information uses the same defined terms as the prospectus for the Annuities, except as specifically noted.

                               TABLE OF CONTENTS

                                                                    Page
                                                                    ----
       Additions, Deletions or Substitutions of Investments          2
       The Annuities                                                 2
       Tax-Free Exchanges (1035 Exchanges), Rollovers and Transfers  2
       Company                                                       2
       Principal Underwriter                                         3
       Distribution                                                  3
       Allocation of Initial Purchase Payment                        5
       Determination of Accumulation Unit Values                     5
       General Matters                                               5
       Federal Tax Status                                            6
       Experts                                                       7
       Financial Statements                                          7
       Separate Account Financial Information                        X
       Company Financial Information                                 X

             ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Sub-account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different underlying mutual fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Separate Account.

We will not substitute shares attributable to an Owner's interest in a Sub-account until we have notified the Owner of the change, and until the SEC has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Separate Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Owners.

We also may establish additional Sub-accounts or series of Sub-accounts. Each additional Sub-account would purchase shares in a new Portfolio of the same or different underlying mutual fund. We may establish new Sub-accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Sub-accounts in conjunction with the Annuity to existing Owners. We may eliminate one or more Sub-accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Annuity as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Annuities would be served, we may operate the Separate Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

                                 THE ANNUITIES

The Annuities are primarily designed to aid individuals in long-term financial planning. You can use them for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

         TAX-FREE EXCHANGES (1035 EXCHANGES), ROLLOVERS AND TRANSFERS

We accept purchase payments that are the proceeds of an Annuity in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Annuity, we do not differentiate between
Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Annuities qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other qualified contract that is eligible to "rollover" into an IRA. We differentiate among non-qualified contracts, IRAs and other qualified contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of IRAs so the Annuities will continue to qualify for special tax treatment. An Owner contemplating any such exchange, rollover or transfer of an Annuity should contact a competent tax adviser with respect to the potential effects of such a transaction.

                                    COMPANY

Allstate Life Insurance Company of New York ("Allstate New York") is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York."

Allstate New York is currently licensed to operate in New York. Our home office is located at 100 Motor Parkway, Hauppauge, NY 11788-5107.

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of the State of Illinois. With the exception of directors' qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

On June 1, 2006, Allstate New York entered into an agreement ("the Agreement") with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America ("PICA") pursuant to which Allstate New York sold, pursuant to a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. Allstate New York and PICA also entered into an administrative services agreement pursuant to which PICA or an affiliate will administer the Separate Account and the Annuities after a transition period that may last up to two years. The benefits and provisions of the Annuities will not be changed by these transactions and agreements. None of the transactions or agreements will change the fact that we are primarily liable to you under your Annuity.

                             PRINCIPAL UNDERWRITER

We offer the Annuities to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. Allstate Distributors, L.L.C. ("Allstate Distributors"), a wholly owned subsidiary of Allstate New York, serves as the principal underwriter for the Separate Account and distributes the Annuities. The offering of the Annuities is continuous. We do not anticipate discontinuing the offering of the Annuities, but we reserve the right to do so at any time. Commission income of Allstate Distributors is as follows:

                Allstate Distributors, L.L.C. Commission Income

           Fiscal Year Ended                      Commission Income
           -----------------            -------------------------------------
                 2006                                    $0
                 2005                                    $0
                 2004                                    $0

                                 DISTRIBUTION

In addition to the commissions paid to the selling registered representative, we may make other payments to promote the sale of our Annuities. To contribute to the promotion and marketing of the Annuities, we may enter into compensation arrangements with certain selling broker-dealers or banks (collectively "firms") under which the firm will provide marketing and distribution support services.

The general types of payments that we make are:

    . Percentage Payments based upon Account Value. This type of payment is a percentage payment that is based upon the total Account Value of all Annuities that were sold through the firm.

    . Based upon Percentage Payments Sales. This type of payment is a percentage payment that is based upon the total amount received as purchase payments for Annuities sold through the firm.

    . Fixed payments. These types of payments are made directly to the firm in a fixed sum without regard to the value of Annuities sold. We may make payments upon the initiation of a relationship or subsequent payments for systems, operational and other support. Examples of other arrangements under which such payments may be made currently include, but are not limited to, sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope.

To the extent permitted by NASD rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation.

We are aware that the following firms received payment of more than $5,000 under one or more of these types of arrangements during the last calendar year or are expected to receive such payment during the current calendar year. The compensation includes payments in connection with variable annuity contracts issued by Allstate Life Insurance Company and Allstate Life Insurance Company of New York. Some payments may support the sale of all Allstate products offered through the firm which could include fixed annuities as well as life insurance products.

We do not offer the arrangements to all firms, and the terms of the arrangements may differ among firms. While all firms appearing below received payments under one or more of the general types listed above, payments are determined on a firm by firm basis. In fact, a listed firm may not request or accept certain types of payments listed above. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity.

NAME OF FIRM:

A.G. Edwards and Sons, Inc.
American General Securities, Inc.
Associated Investment Services, Inc.
Bank Insurance & Securities
Bancnorth Investment Group, Inc.
Citicorp Investment Services
Comerica Securities
Compass Brokerage, Inc.
CUNA Brokerage Services. Inc.
Cuso Financial Services, Inc.
FSC Securities Corporation
First Merit Securities, Inc.
HSBC Brokerage, Inc.
Independent Financial Marketing Group, Inc.
LPL Financial Services
Merrill Lynch
National City Investments, Inc.
National Planning Corporation
PNC Investments LLC
Primevest Financial Services, Inc.
Putnam
Royal Alliance Associates, Inc.
SII Investments, Inc.
Sentra Securities
Spelman & Co.
Stifel, Nicolaus & Company, Inc.
SunAmerica Securities, Inc.
Suntrust Securities, Inc.
UBS Financial Services, Inc.
Union Bank of California (UBOC)
US Bank
UVEST Financial Services Group, Inc.
Webster Investment Services, Inc.
Wescom Financial

                    ALLOCATION OF INITIAL PURCHASE PAYMENT

As discussed in the prospectus, we generally will credit the initial purchase payment to your Annuity within two business days from the day on which we receive your payment at the Annuity Service Center. However, we may employ a different procedure than this if your Annuity purchase is in the form of several amounts originating from different sources. Specifically, if the first of such sums that we receive amounts to less than the minimum initial purchase payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 90 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial purchase payment and any other "good order" information that we need, we will thereafter allocate your purchase payment in the manner that you have specified.

                   DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a Unit in each Sub-account will be determined by multiplying the value of a Unit of that Sub-account for the preceding business day by the net investment factor for that Sub-account for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the Sub-account for that day by the value of the assets of the Sub-account for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the annual charge for all insurance and administrative expenses. The value of the assets of a Sub-account is determined by multiplying the number of shares of American Skandia Trust (the "Trust") or other fund held by that Sub-account by the net asset value of each share and adding the value of dividends declared by the Trust or other fund but not yet paid. As we have indicated in the prospectus, each Annuity allows you to select or decline any of several benefit options that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each such annuity feature.

                                GENERAL MATTERS

Safekeeping of the Separate Account's Assets

We hold title to the assets of the Separate Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Sub-accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Separate Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.

Premium Taxes

Applicable premium tax rates depend on the Owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

Tax Reserves

We do not establish capital gains tax reserves for any Sub-account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Separate Account will not be taxable.

                              FEDERAL TAX STATUS

Other Tax Rules.

1. Diversification

The Internal Revenue Code provides that the underlying investments for the variable investment options must satisfy certain diversification requirements. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. We believe the portfolios underlying the variable investment options for the Annuities meet these diversification requirements.

2. Investor Control.

Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of us, to be considered the owner of the underlying assets. Because of this uncertainty, or in response to other changes in tax laws or regulations, we reserve the right to make such changes as we deem necessary to assure that each Annuity qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

3. Entity Owners.

Where an annuity is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the annuity will not be taxed as an annuity and increases in the value of the annuity over its cost basis will be subject to tax annually.

4. Purchase Payments Made Before August 14, 1982.

If your Annuity was issued in exchange for an annuity containing purchase payments made before August 14, 1982, favorable tax rules may apply to certain withdrawals from the Annuity. Generally, withdrawals are treated as a recovery of your investment in the Annuity first until purchase payments made before August 14, 1982 are withdrawn. Once all pre-August 14, 1982 purchase payments are withdrawn, then further withdrawals will come first from the income allocable to those purchase payments. That income is not subject to the 10% tax penalty.

5. Generation-Skipping Transfers.

If you transfer your Annuity to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

                                    EXPERTS


The consolidated financial statements of Allstate Life Insurance Company of New York as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and the related consolidated financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Allstate Life of New York Separate Account A as of December 31, 2006 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             FINANCIAL STATEMENTS

The following financial statements (and accompanying Reports of Independent Registered Public Accounting Firm) appear in the pages that follow:

    . consolidated financial statements of Allstate New York as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and related consolidated financial statement schedules, and

    . the financial statements of Allstate Life of New York Separate Account A, which are comprised of the underlying financial statements of the Sub-accounts as of December 31, 2006 and for each of the periods in the two years then ended.

The consolidated financial statements and schedules of Allstate New York included herein should be considered only as bearing upon the ability of Allstate New York to meet its obligations under the Annuities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

We have audited the accompanying Statements of Financial Position of Allstate Life Insurance Company of New York (the "Company", an affiliate of The Allstate Corporation) as of December 31, 2006 and 2005 and the related Statements of Operations and Comprehensive Income, Shareholder's Equity, and Cash Flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Life Insurance Company of New York as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for certain nontraditional long-duration contracts and separate accounts in 2004.


/s/ Deloitte & Touche LLP
-------------------------
Chicago, Illinois
March 9, 2007

               ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  ------------------------------
(IN THOUSANDS)                                                                      2006       2005       2004
                                                                                  --------   --------   --------
REVENUES
Premiums (net of reinsurance ceded of $20,837, $16,046 and $16,133)               $ 84,313   $ 68,538   $ 76,550
Contract charges (net of reinsurance ceded of $12,295, $835 and $1)                 63,426     66,280     59,834
Net investment income                                                              373,064    356,162    302,055
Realized capital gains and losses                                                  (22,085)    (5,192)    (9,297)
                                                                                  --------   --------   --------
                                                                                   498,718    485,788    429,142
                                                                                  --------   --------   --------
COSTS AND EXPENSES
Contract benefits (net of reinsurance recoveries of $16,085, $8,510 and $7,536)    190,506    183,227    182,150
Interest credited to contractholder funds                                          167,171    161,936    129,804
Amortization of deferred policy acquisition costs                                   31,672     41,663     25,971
Operating costs and expenses                                                        46,578     43,497     42,115
                                                                                  --------   --------   --------
                                                                                   435,927    430,323    380,040
(Loss) gain on disposition of operations                                           (10,694)         1      1,326
                                                                                  --------   --------   --------
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT OF
   CHANGE IN ACCOUNTING PRINCIPLE, AFTER-TAX                                        52,097     55,466     50,428
Income tax expense                                                                  17,755     20,945     17,925
                                                                                  --------   --------   --------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, AFTER-TAX        34,342     34,521     32,503
Cumulative effect of change in accounting principle, after-tax                          --         --     (7,586)
                                                                                  --------   --------   --------
NET INCOME                                                                          34,342     34,521     24,917
                                                                                  --------   --------   --------
OTHER COMPREHENSIVE (LOSS) INCOME, AFTER TAX
Change in unrealized net capital gains and losses                                  (50,930)   (26,287)    16,531
                                                                                  --------   --------   --------
COMPREHENSIVE (LOSS) INCOME                                                       $(16,588)  $  8,234   $ 41,448
                                                                                  ========   ========   ========

                       See notes to financial statements.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                        STATEMENTS OF FINANCIAL POSITION

                                                                                             DECEMBER 31,
                                                                                       -----------------------
(IN THOUSANDS, EXCEPT PAR VALUE DATA)                                                     2006         2005
                                                                                       ----------   ----------
ASSETS
Investments
   Fixed income securities, at fair value (amortized cost $5,542,227 and $5,535,396)   $5,887,139   $5,989,263
   Mortgage loans                                                                         708,449      633,789
   Short-term                                                                             142,334       63,057
   Policy loans                                                                            38,168       36,698
   Other                                                                                    3,784        3,740
                                                                                       ----------   ----------
      Total investments                                                                 6,779,874    6,726,547
Cash                                                                                        7,090        3,818
Deferred policy acquisition costs                                                         278,625      318,551
Accrued investment income                                                                  63,843       62,452
Reinsurance recoverables                                                                  437,422       12,729
Current income taxes receivable                                                               862           --
Other assets                                                                               42,488       35,760
Separate Accounts                                                                       1,009,784      928,824
                                                                                       ----------   ----------
        TOTAL ASSETS                                                                   $8,619,988   $8,088,681
                                                                                       ==========   ==========
LIABILITIES
Reserve for life-contingent contract benefits                                          $1,926,492   $1,869,875
Contractholder funds                                                                    4,708,428    4,349,395
Deferred income taxes                                                                      47,940       73,399
Other liabilities and accrued expenses                                                    243,338      188,123
Payable to affiliates, net                                                                 30,031        5,249
Current income tax payable                                                                     --        5,412
Reinsurance payable to parent                                                                 979          971
Separate Accounts                                                                       1,009,784      928,824
                                                                                       ----------   ----------
        TOTAL LIABILITIES                                                               7,966,992    7,421,248
                                                                                       ----------   ----------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 11)

SHAREHOLDER'S EQUITY
Common stock, $25 par value, 100 thousand shares authorized, issued and outstanding         2,500        2,500
Additional capital paid-in                                                                140,000      140,000
Retained income                                                                           432,458      395,965
Accumulated other comprehensive income:
   Unrealized net capital gains and losses                                                 78,038      128,968
                                                                                       ----------   ----------
        Total accumulated other comprehensive income                                       78,038      128,968
                                                                                       ----------   ----------
        TOTAL SHAREHOLDER'S EQUITY                                                        652,996      667,433
                                                                                       ----------   ----------
        TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                     $8,619,988   $8,088,681
                                                                                       ==========   ==========

                       See notes to financial statements.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                  DECEMBER 31,
                                                         -------------------------------
(IN THOUSANDS)                                             2006       2005         2004
                                                         --------   --------    --------
COMMON STOCK                                             $  2,500   $  2,500    $  2,500
                                                         --------   --------    --------
ADDITIONAL CAPITAL PAID IN
Balance, beginning of year                                140,000    120,000      55,787
Capital contribution                                           --     20,000      64,213
                                                         --------   --------    --------
Balance, end of year                                      140,000    140,000     120,000
                                                         --------   --------    --------
RETAINED INCOME
Balance, beginning of year                                395,965    361,480     336,563
Net income                                                 34,342     34,521      24,917
Gain on recapture of reinsurance agreement with parent      2,151         --          --
Dividend-in-kind                                               --        (36)         --
                                                         --------   --------    --------
Balance, end of year                                      432,458    395,965     361,480
                                                         --------   --------    --------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                                128,968    155,255     138,724
Change in unrealized net capital gains and losses         (50,930)   (26,287)     16,531
                                                         --------   --------    --------
Balance, end of year                                       78,038    128,968     155,255
                                                         --------   --------    --------
TOTAL SHAREHOLDER'S EQUITY                               $652,996   $667,433    $639,235
                                                         ========   ========    ========

                       See notes to financial statements.

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                            STATEMENTS OF CASH FLOWS

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------------
(IN THOUSANDS)                                                                        2006         2005          2004
                                                                                   ---------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                         $  34,342   $    34,521   $    24,917
Adjustments to reconcile net income to net cash provided by operating activities
   Amortization and other non-cash items                                             (72,250)      (58,887)      (51,544)
   Realized capital gains and losses                                                  22,085         5,192         9,297
   Loss (gain) on disposition of operations                                           10,694            (1)       (1,326)
   Cumulative effect of change in accounting principle                                    --            --         7,586
   Interest credited to contractholder funds                                         167,171       161,936       129,804
   Changes in:
      Reserve for life-contingent contract benefits and contractholder funds          26,648        36,533        32,492
      Deferred policy acquisition costs                                              (31,265)      (26,542)      (66,532)
      Income taxes                                                                    (5,467)        2,591        12,091
      Other operating assets and liabilities                                          23,605       (15,285)       (7,442)
                                                                                   ---------   -----------   -----------
         Net cash provided by operating activities                                   175,563       140,058        89,343
                                                                                   ---------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of fixed income securities                                       877,430       481,745       485,522
Investment collections
   Fixed income securities                                                           115,003       160,281       184,317
   Mortgage loans                                                                     73,110        54,795        26,714
Investments purchases
   Fixed income securities                                                          (954,087)   (1,086,370)   (1,758,452)
   Mortgage loans                                                                   (144,267)     (205,389)     (119,953)
Change in short-term investments, net                                                (28,239)       29,687       (29,248)
Change in other investments, net                                                       3,486         2,305         2,678
Disposition of operations                                                           (389,601)           --            --
Change in policy loans                                                               (1,470)        (1,750)         (841)
                                                                                   ---------   -----------   -----------
         Net cash used in investing activities                                      (448,635)     (564,696)   (1,209,263)
                                                                                   ---------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution                                                                      --        20,000        64,213
Contractholder fund deposits                                                         793,233       878,614     1,385,364
Contractholder fund withdrawals                                                     (516,889)     (478,782)     (331,764)
                                                                                   ---------   -----------   -----------
         Net cash provided by financing activities                                   276,344       419,832     1,117,813
                                                                                   ---------   -----------   -----------
NET INCREASE (DECREASE) IN CASH                                                        3,272        (4,806)       (2,107)
CASH AT BEGINNING OF YEAR                                                              3,818         8,624        10,731
                                                                                   ---------   -----------   -----------
CASH AT END OF YEAR                                                                $   7,090   $     3,818   $     8,624
                                                                                   =========   ===========   ===========

                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. GENERAL

BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of Allstate Life Insurance Company of New York (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Management has identified the Company as a single segment entity.

     To conform to the current year presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NATURE OF OPERATIONS

     The Company sells life insurance, retirement, investment and supplemental accident and health insurance products to individual customers. The principal products are traditional, interest-sensitive and variable life insurance, supplemental accident and health insurance, and deferred and immediate fixed annuities.

     The Company is authorized to sell life insurance and retirement products in the state of New York. The Company distributes its products to individuals through several distribution channels, including Allstate exclusive agencies, independent agents (including master brokerage agencies and workplace enrolling agents), financial services firms, such as broker/dealers and specialized structured settlement brokers. Although the Company currently benefits from agreements with financial services entities that market and distribute its products, change in control of these non-affiliated entities could negatively impact the Company's sales.

     The Company monitors economic and regulatory developments that have the potential to impact its business. The ability of banks to affiliate with insurers may have a material adverse effect on all of the Company's product lines by substantially increasing the number, size and financial strength of potential competitors. Furthermore, federal and state laws and regulations affect the taxation of insurance companies and life insurance and annuity products. Congress and various state legislatures have considered proposals that, if enacted, could impose a greater tax burden on the Company or could have an adverse impact on the tax treatment of some insurance products offered by the Company, including favorable policyholder tax treatment currently applicable to life insurance and annuities. Legislation that reduced the federal income tax rates applicable to certain dividends and capital gains realized by individuals, or other proposals, if adopted, that reduce the taxation, or permit the establishment, of certain products or investments that may compete with life insurance or annuities could have an adverse effect on the Company's financial position or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

     Fixed income securities include bonds, commercial mortgage-backed, asset-backed and mortgage-backed securities, and redeemable preferred stocks. Fixed income securities may be sold prior to their contractual maturity ("available for sale") and are carried at fair value. The fair value of publicly traded fixed income securities is based upon independent market quotations. The fair value of non-publicly traded securities is based on either widely accepted pricing valuation models which use internally developed ratings and independent third party data (e.g., term structures of interest rates and current publicly traded bond prices) as inputs or independent third party pricing sources. The valuation models use security specific information such as ratings, industry, coupon, and maturity along with third party data and publicly traded bond prices to determine security specific spreads. These spreads are then adjusted for illiquidity based on historical analysis and broker surveys. The difference between amortized cost and fair value, net of deferred income taxes, certain life and annuity deferred policy acquisition costs, certain deferred sales inducement costs, and certain reserves for life-contingent contract benefits, are reflected as a component of accumulated other comprehensive income. Cash received from calls, principal payments and make-whole payments is reflected as a component of proceeds from sales. Cash received from maturities and pay-downs is reflected as a component of investment collections.

     Mortgage loans are carried at outstanding principal balances, net of unamortized premium or discount and valuation allowances, if any. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate.

     Short-term investments are carried at cost or amortized cost that approximates fair value, and include the investment of collateral received in connection with securities lending business activities. For these transactions, the Company records an offsetting liability in other liabilities and accrued expenses for the Company's obligation to return the collateral or funds received. We also purchase securities under agreements to resell.

     Policy loans are carried at the unpaid principle balances. Other investments consist primarily of derivative financial instruments.

     Investment income consists primarily of interest and is recognized on an accrual basis. Interest income on mortgage-backed, commercial mortgage-backed and asset-backed securities is determined using the effective yield method, considering estimated principal repayments when applicable. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt.

     Realized capital gains and losses include gains and losses on investment dispositions, write-downs in value due to other-than-temporary declines in fair value and changes in the fair value of certain derivatives including related periodic and final settlements. Dispositions include sales, losses recognized in anticipation of dispositions and other transactions such as calls and prepayments. Realized capital gains and losses on investment dispositions are determined on a specific identification basis.

     The Company recognizes other-than-temporary impairment losses on fixed income securities when the decline in fair value is deemed other-than-temporary (see Note 6).

DERIVATIVE AND EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments include foreign currency swaps, interest rate caps, interest rate futures, and re-investment related and equity market risk transfer reinsurance agreements with ALIC that meet the accounting definition of a derivative (see Note 5). Foreign currency swaps involve the future exchange or delivery of foreign currency on terms negotiated at the inception of the contract. Interest rate cap agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap, applied to a notional amount. Interest rate futures are defined as commitments to buy or sell designated financial instruments based on specified prices or yields. Derivatives that are required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in certain variable life and annuity contracts.

     All derivatives are accounted for on a fair value basis and reported as other investments, reinsurance recoverables, other assets, other liabilities and accrued expenses or contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contracts. The change in the fair value of derivatives embedded in liabilities and subject to bifurcation is reported in contract benefits or realized capital gains and losses.

     When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability or an unrecognized firm commitment attributable to a particular risk. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess the effectiveness of the hedging instrument in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk, or in the case of a cash flow hedge, the exposure to changes in the hedged item's or transaction's variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges is reported in realized capital gains and losses.

     CASH FLOW HEDGES The Company designates certain of its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. The Company's cash flow exposure may be associated with an existing asset, liability, or a forecasted transaction. Anticipated transactions must be probable of occurrence and their significant terms and specific characteristics must be identified.

     For hedging instruments used in cash flow hedges, the changes in fair value of the derivatives are reported in accumulated other comprehensive income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged transaction affects net income or when the forecasted transaction affects net income. Accrued periodic settlements on derivatives used in cash flow hedges are reported in net investment income. The amount reported in accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to net income; or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from accumulated other comprehensive income to net income. If the Company expects at any time that the loss reported in accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

     TERMINATION OF HEDGE ACCOUNTING If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished, the occurrence of a hedged forecasted transaction is no longer probable, or the hedged asset becomes other-than-temporarily impaired), the Company may terminate the derivative position. The Company may also terminate derivative instruments or redesignate them as non-hedge as a result of other events or circumstances. If the derivative financial instrument is not terminated when a fair value hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a fair value hedge is no longer effective, is redesignated as a non-hedge, or when the derivative has been terminated, the fair value gain or loss on the hedged asset, liability or portion thereof used to adjust the book value of the asset, liability or portion thereof, which has already been recognized in income while the hedge was in place, is amortized over the remaining life of the hedged asset, liability or portion thereof to net investment income or interest credited to contractholder funds beginning in the period that hedge accounting is no longer applied. If the hedged item of a fair value hedge is an asset, which has become other-than-temporarily impaired, the adjustment made to the book value of the asset is subject to the accounting policies applied to other-than-temporarily impaired assets. When a derivative financial instrument used in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to net income as the hedged risk impacts net income, beginning in the period hedge accounting is no longer applied or the derivative instrument is terminated. If the derivative financial instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a derivative financial instrument used in a cash flow hedge of a forecasted transaction is terminated because the forecasted transaction is no longer probable, the gain or loss recognized on the derivative is immediately reclassified from accumulated other comprehensive income to realized capital gains and losses in the period that hedge accounting is no longer applied. If the cash flow hedge is no longer effective, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to net income as the remaining hedged item affects net income.

     NON-HEDGE DERIVATIVE FINANCIAL INSTRUMENTS The Company also has certain derivatives that are used in interest rate and equity price risk management strategies for which hedge accounting is not applied. These derivatives consist of interest rate caps, financial futures contracts, and re-investment related and equity market risk transfer reinsurance agreements with ALIC that meet the accounting definition of a derivative.

     Based upon the type of derivative instrument and strategy, the income statement effects of these derivatives are reported in a single line item, with the results of the associated risk. Therefore, the derivatives' fair value gains and losses and accrued periodic settlements are recognized together in one of the following during the reporting period: realized capital gains and losses or contract benefits. Cash flows from embedded derivatives requiring bifurcation and derivatives receiving hedge accounting are reported consistently with the host contracts and hedged risks respectively within the Statements of Cash Flows. Cash flows from other derivatives are reported in cash flows from investing activities within the Statements of Cash Flows.

SECURITIES LOANED

     The Company's business activities include securities lending transactions, which are used primarily to generate net investment income. These transactions are short-term in nature (usually 30 days or less).

     The Company receives collateral for securities loaned in an amount generally equal to 102% of the fair value of securities and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to redeem the securities loaned on short notice. Substantially all of the Company's securities loaned are placed with large brokerage firms.

RECOGNITION OF PREMIUM REVENUES AND CONTRACT CHARGES, AND RELATED BENEFITS AND INTEREST CREDITED

     Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due from policyholders. Benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy and are reflected in contract benefits.

     Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Premiums from these products are recognized as revenue when received at the inception of the contract. Benefits and expenses are recognized in relation to such revenue such that profits are recognized over the lives of the contracts.

     Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and any amounts assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for cost of insurance (mortality risk), contract administration and early surrender. These revenues are recognized when assessed against the contractholder account balance. Contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

     Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities and immediate annuities without life contingencies are considered investment contracts. Consideration received for such contracts is reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for maintenance, administration, and surrender of the contract prior to contractually specified dates, and are recognized when assessed against the contractholder account balance.

     Interest credited to contractholder funds represents interest accrued or paid on interest-sensitive life contracts and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Pursuant to the adoption of Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1") in 2004, interest credited also includes amortization of deferred sales inducement ("DSI") expenses. DSI is amortized into interest credited using the same method used to amortize deferred policy acquisition costs ("DAC").

     Contract charges for variable life and variable annuity products consist of fees assessed against the contractholder account values for contract maintenance, administration, mortality, expense and early surrender. Contract benefits incurred include guaranteed minimum death, income, withdrawal and accumulation benefits. Subsequent to our disposal of all of our variable annuity business through reinsurance agreements with Prudential in 2006 (see Note 3), the contract charges and contract benefits related thereto are reported net of reinsurance ceded.

DEFERRED POLICY ACQUISITION AND SALES INDUCEMENT COSTS

     Costs that vary with and are primarily related to acquiring life insurance and investment contracts are deferred and recorded as DAC. These costs are principally agents' and brokers' remuneration and certain underwriting costs. DSI costs, which are deferred and recorded as other assets, relate to sales inducements offered on sales to new customers, principally on annuities and primarily in the form of additional credits to the customer's account value or enhancements to interest credited for a specified period, which are beyond amounts currently being credited to existing contracts. All other acquisition costs are expensed as incurred and included in operating costs and expenses on the Statements of Operations and Comprehensive Income. DAC is amortized to income and included in amortization of deferred policy acquisition costs on the Statements of Operations and Comprehensive Income. DSI is reported in other assets and amortized to income using the same methodology and assumptions as DAC and is included in interest credited to contractholder funds on the Statements of Operations and Comprehensive Income. DAC and DSI are periodically reviewed for recoverability and written down if necessary.

     For traditional life insurance and other premium paying contracts, DAC is amortized in proportion to the estimated revenues on such business. Assumptions used in amortization of DAC and reserve calculations are determined based upon conditions as of the date of policy issuance and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies change the rate of amortization in the period such events occur. Generally, the amortization period for these contracts approximates the estimated lives of the policies.

     For internal exchanges of traditional life insurance, the unamortized balance of costs previously deferred under the original contracts are charged to income. The new costs associated with the exchange are deferred and amortized to income.

     For interest-sensitive life, annuities and other investment contracts, DAC and DSI are amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") earned over the estimated lives of the contracts. Actual amortization periods range from 15-30 years; however, incorporating estimates of customer surrender rates, partial withdrawals and deaths generally result in the majority of deferred costs being amortized over the surrender charge period. The rate of amortization during this term is matched to the pattern of total gross profits. AGP and EGP consist of the following components: benefit margins, primarily from mortality; investment margin including realized capital gains and losses; and contract administration, surrender and other contract charges, less maintenance expenses.

     Changes in the amount or timing of EGP result in adjustments to the cumulative amortization of DAC and DSI. All such adjustments are reflected in the current results of operations.

     The Company performs quarterly reviews of DAC and DSI recoverability for interest-sensitive life, annuities and investment contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC and DSI not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively, on the Statements of Operations and Comprehensive Income.

     Any amortization of DAC or DSI that would result from changes in unrealized gains or losses had those gains or losses actually been realized during the reporting period is recorded net of tax in other comprehensive income.

REINSURANCE

     In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance from reinsurers (see Note 9). The Company has also used reinsurance to effect the disposition of its variable annuity business (see Note 3). The amounts reported in the Statements of Financial Position as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities and contractholder funds that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract. Insurance liabilities are reported gross of reinsurance recoverables. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of the reinsurers and establishes allowances for uncollectible reinsurance recoverables as appropriate.

     The Company has a reinsurance treaty with ALIC through which it cedes primarily re-investment related risk on its structured settlement annuities. The terms of the treaty meet the accounting definition of a derivative under Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". Accordingly, the treaty is recorded in the Statement of Financial Position at fair value. Changes in the fair value of the treaty and premiums paid to ALIC are recognized in realized capital gains and losses (see Note 5).

     Prior to the Company's disposition of the variable annuity business through reinsurance with Prudential effective June 1, 2006 (see Note 3), the Company had a reinsurance treaty through which it ceded contract benefits on its guaranteed minimum accumulation benefits ("GMABs"), guaranteed minimum withdrawal benefits ("GMWBs") and certain guaranteed minimum death benefits ("GMDBs") to ALIC. The terms of the treaty met the accounting definition of a derivative under Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". Accordingly, the treaty was recorded in the Statement of Financial Position at fair value. Changes in the fair value of the treaty were recognized in contract benefits. The reinsurance treaty was recaptured in 2006 (see Note 5).

INCOME TAXES

     The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses on fixed income securities, insurance reserves and DAC. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized.

RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS

     The reserve for life-contingent contract benefits, which relates to traditional life and supplemental accident and health insurance and immediate annuities with life contingencies, is computed on the basis of long-term actuarial assumptions as to future investment yields, mortality, morbidity, policy terminations and expenses (see Note 8). These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

CONTRACTHOLDER FUNDS

     Contractholder funds represent interest-bearing liabilities arising from the sale of products, such as interest-sensitive life, fixed annuities, and variable annuity and life deposits allocated to fixed accounts. Contractholder funds are comprised primarily of deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, mortality charges and administrative expenses (see Note 8). Contractholder funds also include reserves for secondary guarantees on variable annuities, which were reinsured to Prudential in 2006.

SEPARATE ACCOUNTS

     Separate accounts assets and liabilities are carried at fair value. The assets of the separate accounts are legally segregated and available only to settle separate account contract obligations. Separate accounts liabilities represent the contractholders' claims to the related assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore, are not included in the Company's Statements of Operations and Comprehensive Income. Deposits to, and surrenders and withdrawals from, the separate accounts are not included in cash flows.

     Absent any contract provision wherein the Company provides a guarantee, which for variable annuities was reinsured to Prudential in 2006, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     Commitments to extend mortgage loans and purchase private placement securities have off-balance-sheet risk because their contractual amounts are not recorded in the Company's Statements of Financial Position (see Note 7).

ADOPTED ACCOUNTING STANDARDS

FINANCIAL ACCOUNTING STANDARDS BOARD STAFF POSITION NO. FAS 115-1, "THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS" ("FSP FAS 115-1")

     The Company adopted Financial Accounting Standards Board ("FASB") FSP FAS 115-1 as of January 1, 2006. FSP FAS 115-1 nullifies the guidance in paragraphs 10-18 of Emerging Issues Task Force Issue No. 03-1 ("EITF Issue 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and references existing other-than-temporary impairment guidance. FSP FAS 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell the security has not been made, and also provides guidance on the subsequent accounting for income recognition on an impaired debt security. The adoption of FSP FAS 115-1 was required on a prospective basis and did not have a material effect on the results of operations or financial position of the Company.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 154, "ACCOUNTING CHANGES AND ERROR CORRECTIONS" ("SFAS NO. 154")

     The Company adopted SFAS No. 154 on January 1, 2006. SFAS No. 154 replaces Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless determination of either the period specific effects or the cumulative effect of the change is impracticable or otherwise promulgated. The Company had no accounting changes or error corrections affected by the new standard.

SECURITIES AND EXCHANGE COMMISSION ("SEC") STAFF ACCOUNTING BULLETIN NO. 108, "CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS" ("SAB 108")

     In September 2006, the SEC issued SAB 108 in order to eliminate the diversity of practice in the process by which misstatements are quantified for purposes of assessing materiality on the financial statements. SAB 108 is intended to eliminate the potential for the build up of improper amounts on the balance sheet due to the limitations of certain methods of materiality assessment utilized in current practice. SAB 108 establishes a single quantification framework wherein the significance measurement is based on the effects of the misstatements on each of the financial statements as well as the related financial statement disclosures. If a company's existing methods for assessing the materiality of misstatements are not in compliance with the provisions of SAB 108, the initial application of the provisions may be adopted by restating prior period financial statements under certain circumstances or otherwise by recording the cumulative effect of initially applying the provisions of SAB 108 as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The provisions of SAB 108 must be applied no later than the annual financial statements issued for the first fiscal year ending after November 15, 2006. The Company's adoption of SAB 108 in the fourth quarter of 2006 for the fiscal year then ended did not have any effect on its results of operations or financial position.

STATEMENT OF POSITION 03-1, "ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS" ("SOP 03-1")

     On January 1, 2004, the Company adopted SOP 03-1. The major provisions of the SOP that affected the Company at the time of adoption are listed below. The provisions were primarily applicable to the business that was subsequently reinsured on June 1, 2006 (see Note 3 for more information):

- Establishment of reserves primarily related to death benefit and income benefit guarantees provided under variable annuity contracts;

- Deferral of sales inducements that meet certain criteria, and amortization using the same method used for DAC.

     The cumulative effect of the change in accounting principle from implementing SOP 03-1 was a loss of $7.6 million, after-tax ($11.7 million, pre-tax). It was comprised of an increase in benefit reserves (primarily for variable annuity contracts) of $942 thousand, pre-tax, and a reduction in DAC and DSI of $10.7 million, pre-tax.

     The SOP required consideration of a range of potential results to estimate the cost of variable annuity death benefits and income benefits, which generally necessitated the use of stochastic modeling techniques. To maintain consistency with the assumptions used in the establishment of reserves for variable annuity guarantees, the Company utilized the results of this stochastic modeling to estimate expected gross profits, which form the basis for determining the amortization of DAC and DSI. This new modeling approach resulted in a lower estimate of expected gross profits, and therefore resulted in a write-down of DAC and DSI.

     DSI and related amortization is classified within the Statements of Financial Position and Operations and Comprehensive Income as other assets and interest credited to contractholder funds, respectively (see Note 10).

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ("AICPA") TECHNICAL PRACTICE AID ("TPA") RE. SOP 03-1

     In September 2004, the staff of the AICPA, aided by industry experts, issued a set of technical questions and answers on financial accounting and reporting issues related to SOP 03-1. The TPA addresses a number of issues related to SOP 03-1 including when it was necessary to establish a liability in addition to the account balance for certain contracts such as single premium and universal life that meet the definition of an insurance contract and have amounts assessed against the contractholder in a manner that is expected to result in profits in earlier years and losses in subsequent years from the insurance benefit function. The impact of adopting the provisions of the TPAs did not have a material effect on the results of operations or financial position of the Company.

PENDING ACCOUNTING STANDARDS

STATEMENT OF POSITION 05-1, "ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS" ("SOP 05-1")

     In October 2005, the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1. SOP 05-1 provides accounting guidance for deferred policy acquisition costs associated with internal replacements of insurance and investment contracts other than those already described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments". SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. In February 2007, the AICPA issued a set of twelve TPAs that provide interpretive guidance to be utilized, if applicable, at the date of adoption. The provisions of SOP 05-1 are effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Based on the issued standard and the TPAs released in February 2007, the Company's estimated impact of adoption will not have a material effect on its results of operations or financial position.

SFAS NO. 155, "ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS - AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140" ("SFAS NO. 155")

     In February 2006, the FASB issued SFAS No. 155, which permits the fair value remeasurement at the date of adoption of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under paragraph 12 or 13 of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments that contain embedded derivatives requiring bifurcation; and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. The provisions of SFAS No. 155 are effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of the first fiscal year that begins after September 15, 2006. The Company elected not to remeasure its existing hybrid financial instruments at the date of adoption that contained embedded derivatives requiring bifurcation pursuant to paragraph 12 or 13 of SFAS No. 133. The adoption of SFAS No. 155 is not expected to have a material effect on the results of operations or financial position of the Company.

FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES", ("FIN 48")

     In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 requires an entity to recognize the benefit of tax positions only when it is more likely than not, based on the position's technical merits, that the position would be sustained upon examination by the respective taxing authorities. The tax benefit is measured as the largest benefit that is more than fifty-percent likely of being realized upon final settlement with the respective taxing authorities. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 will not have a material effect on the results of operations or financial position of the Company.

SFAS NO. 157, "FAIR VALUE MEASUREMENTS" ("SFAS NO. 157")

     In September 2006, the FASB issued SFAS No. 157 which redefines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The effects of adoption will be determined by the types of instruments carried at fair value in the Company's financial statements at the time of adoption as well as the method utilized to determine their fair values prior to adoption. Based on the Company's current use of fair value measurements, SFAS No. 157 is not expected to have a material effect on the results of operations or financial position of the Company.

SFAS NO. 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES" ("SFAS NO. 159")

     In February 2007, the FASB issued SFAS No. 159 which provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users' understanding of a reporting entity's choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS No. 159 is effective as of the beginning of a reporting entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS No. 159 would be applied, which has yet to be determined, as is any decision concerning the early adoption of the standard.

3. DISPOSITION

     On June 1, 2006, the Company, its parent ALIC, and the Corporation, completed the disposal of its variable annuity business pursuant to a definitive agreement (the "Agreement") with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America (collectively "Prudential"). The disposal was effected through a combination of coinsurance and modified coinsurance reinsurance agreements (the "Reinsurance Agreements").

     As a result of the modified coinsurance reinsurance, the separate account assets remain on the Company's Statements of Financial Position, but the related results of operations are fully reinsured to Prudential beginning on June 1, 2006 and presented net of reinsurance on the Statements of Operations and Comprehensive Income. In contrast, $440.0 million of assets supporting general account liabilities have been transferred to Prudential, net of consideration, under the coinsurance reinsurance provisions. The general account liabilities, however, remain on the Statements of Financial Position with a corresponding reinsurance recoverable. For purposes of presentation in the Statements of Cash Flows, the Company treated the reinsurance of its variable annuity business as a disposition of operations, consistent with the substance of the transaction which was the disposition of a block of business accomplished through reinsurance. Accordingly, the net consideration transferred to Prudential of $388.4 million (computed as $440.0 million of general account insurance liabilities transferred to Prudential on the closing date less consideration of $51.6 million) and the costs of executing the transaction of $1.2 million, pretax, were classified as a disposition of operations in the cash flows from investing activities section of the Statements of Cash Flows. The Reinsurance Agreements do not extinguish the Company's primary liability under the variable annuity contracts.

     Under the Agreement, the Company, ALIC and the Corporation have indemnified Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of the Company and ALIC and liabilities specifically excluded from the transaction) that the Company and ALIC have agreed to retain. In addition, the Company, ALIC and the Corporation will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of the Company and ALIC, and their agents, including in connection with the Company's and ALIC's provision of transition services.

     The terms of the Agreement give Prudential the right to be the exclusive provider of its variable annuity products through the Allstate proprietary agency force for three years and a non-exclusive preferred provider for the following two years. During a transition period, the Company and ALIC will continue to issue new variable annuity contracts, accept additional deposits on existing business from existing contractholders on behalf of Prudential and, for a period of twenty-four months or less, service the reinsured business while Prudential prepares for the migration of the business onto its servicing platform.

     Pursuant to the Agreement, the consideration was $51.6 million. The disposal resulted in a reinsurance loss of $9.3 million, pretax, which was included as a component of loss on disposition of operations on the Statements of Operations and Comprehensive Income along with other transactional expenses incurred. The total loss for this transaction totaled $10.7 million, pretax ($7.0 million, after-tax). DAC and DSI were reduced by $79.7 million and $6.2 million, respectively, as of the effective date of the transaction for balances related to the variable annuity business subject to the Reinsurance Agreements.

     The separate account balances related to the modified coinsurance reinsurance were $1.01 billion as of December 31, 2006. Separate account balances totaling approximately $2.7 million at December 31, 2006 related to the variable life business retained by the Company.

     In the five months of 2006 prior to its disposition, the Company's variable annuity business generated approximately $7.5 million in contract charges. In 2005 and 2004, the Company's variable annuity business generated approximately $16.7 million and $13.2 million in contract charges, respectively. The separate account balances were $927.4 million and general account balances were $501.2 million as of December 31, 2005.

4. SUPPLEMENTAL CASH FLOW INFORMATION

     Non-cash investment modifications, which reflect refinancings of fixed income securities, totaled $5.8 million, $4.5 million and $1.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     Liabilities for collateral received in conjunction with the Company's securities lending business activities were $199.5 million, $149.5 million and $133.4 million at December 31, 2006, 2005 and 2004, respectively, and are reported as a component of other liabilities and accrued expenses in Statements of Financial Position. The accompanying cash flows are included in cash flows from operating activities in the Statements of Cash Flows along the activities resulting from management of the proceeds, which for the years ended December 31 are as follows:

(IN THOUSANDS)                                                             2006        2005        2004
                                                                        ---------   ---------   ---------
NET CHANGE IN PROCEEDS MANAGED
Net change in fixed income securities                                   $ (10,816)  $ (36,652)  $  59,856
Net change in short-term investments                                      (39,205)     20,555     (58,735)
                                                                        ---------   ---------   ---------
   Operating cash flow (used) provided                                  $ (50,021)  $ (16,097)  $   1,121
                                                                        =========   =========   =========
NET CHANGE IN LIABILITIES
Liabilities for collateral and security repurchase, beginning of year   $(149,465)  $(133,368)  $(134,489)
Liabilities for collateral and security repurchase, end of year          (199,486)   (149,465)   (133,368)
                                                                        ---------   ---------   ---------
   Operating cash flow provided (used)                                  $  50,021   $  16,097   $  (1,121)
                                                                        =========   =========   =========

5. RELATED PARTY TRANSACTIONS

BUSINESS OPERATIONS

     The Company utilizes services performed by its affiliates, AIC, ALIC and Allstate Investments LLC, and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses its affiliates for the operating expenses incurred on its behalf. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs, allocated to the Company were $53.7 million, $53.8 million and $44.8 million in 2006, 2005 and 2004, respectively. A portion of these expenses relate to the acquisition of business and is deferred and amortized into income.

STRUCTURED SETTLEMENT ANNUITIES

     The Company issued $15.0 million, $16.0 million and $19.4 million of structured settlement annuities, a type of immediate annuity, in 2006, 2005 and 2004, respectively, at prices based upon interest rates in effect at the time of issuance, to fund structured settlement annuities in matters involving AIC. Of these amounts, $1.5 million, $2.0 million and $5.4 million relate to structured settlement annuities with life contingencies and are included in premium income in 2006, 2005 and 2004, respectively. In most cases, these annuities were issued under a "qualified assignment," whereby prior to July 1, 2001 Allstate Settlement Corporation ("ASC"), and on and subsequent to July 1, 2001 Allstate Assignment Corporation ("AAC"), both wholly owned subsidiaries of ALIC, purchased annuities from the Company and assumed AIC's obligation to make future payments.

     Reserves recorded by the Company for annuities issued to ASC and AAC, including annuities to fund structured settlement annuities in matters involving AIC, were $1.86 billion and $1.78 billion at December 31, 2006 and 2005, respectively.

BROKER/DEALER AGREEMENTS

     The Company has a service agreement with Allstate Distributors, L.L.C. ('ADLLC"), a broker-dealer company owned by ALIC, whereby ADLLC promotes and markets the fixed and variable annuities sold by the Company to unaffiliated financial services firms. In addition, ADLLC also acts as the underwriter of variable annuities sold by the Company. In return for these services, the Company recorded commission expense of $6.0 million, $7.1 million and $5.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company receives underwriting and distribution services from Allstate Financial Services, LLC ("AFS"), an affiliated broker/dealer company, for certain variable annuity and variable life insurance contracts sold by Allstate exclusive agencies. The Company incurred $1.4 million, $1.3 million and $1.4 million of commission and other distribution expenses for the years ended December 31, 2006, 2005 and 2004, respectively.

REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with unaffiliated reinsurers and ALIC in order to limit aggregate and single exposure on large risks. A portion of the Company's premiums and policy benefits are ceded to ALIC and reflected net of such reinsurance in the Statements of Operations and Comprehensive Income. Reinsurance recoverables and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the Statements of Financial Position. The Company continues to have primary liability as the direct insurer for risks reinsured (see Note 9).

     Additionally, the Company entered into a reinsurance treaty through which it primarily cedes re-investment related risk on its structured settlement annuities to ALIC. Under the terms of the treaty, the Company pays a premium to ALIC that varies with the aggregate structured settlement annuity statutory reserve balance. In return, ALIC guarantees that the yield on the portion of the Company's investment portfolio that supports structured settlement annuity liabilities will not fall below contractually determined rates. The Company ceded premium related to structured settlement annuities to ALIC of $3.0 million, $2.9 million and $2.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005, the carrying value of the structured settlement reinsurance treaty was $(1.9) million and $(1.5) million, respectively, which is recorded in other assets. The premiums ceded and changes in the fair value of the reinsurance treaty are reflected as a component of realized capital gains and losses on the Statements of Operations and Comprehensive income as the treaty is recorded as a derivative instrument pursuant to the requirements of SFAS No. 133.

     Prior to the Company's disposition of the variable annuity business through reinsurance with Prudential effective June 1, 2006 (see Note 3), the Company had a reinsurance treaty through which it ceded contract benefits on its GMABs, GMWBs and certain GMDBs to ALIC. The reinsurance treaty was recaptured in 2006 and, in accordance therewith, the Company received cash in excess of the liabilities subject to the treaty resulting in a pre-tax gain of $3.3 million. The after-tax gain of $2.2 million was recorded as an adjustment to retained income since the transaction was between affiliates under common control. As of December 31, 2005, the carrying value of the treaty, which was recorded as a component of reinsurance recoverables was $(447) thousand.

CAPITAL CONTRIBUTION

     The Company received cash capital contributions from ALIC of $20.0 million and $64.2 million in 2005 and 2004, respectively, which were recorded as additional capital paid-in on the Statements of Financial Position.

DEBT

     The Company has an intercompany loan agreement with The Allstate Corporation. The amount of intercompany loans available to the Company is at the discretion of The Allstate Corporation. The maximum amount of loans The Allstate Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. The Company had no amounts outstanding under the inter-company loan agreement at December 31, 2006 and 2005. The Allstate Corporation uses commercial paper borrowings, bank lines of credit and repurchase agreements to fund inter-company borrowings.

INCOME TAXES

     The Company is a party to a federal income tax allocation agreement with the Corporation (see Note 12).

6. INVESTMENTS

FAIR VALUES

     The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

                                                       GROSS UNREALIZED
                                         AMORTIZED   -------------------      FAIR
(IN THOUSANDS)                             COST        GAINS     LOSSES       VALUE
                                        ----------   --------   --------   ----------
AT DECEMBER 31, 2006
U.S. government and agencies            $  541,877   $187,234   $     --   $  729,111
Municipal                                  314,768     12,979     (4,744)     323,003
Corporate                                3,214,504    125,379    (35,121)   3,304,762
Foreign government                         244,544     60,614       (211)     304,947
Mortgage-backed securities                 439,938      2,514     (9,256)     433,196
Commercial mortgage-backed securities      669,303      8,192     (4,316)     673,179
Asset-backed securities                    107,922      1,728       (628)     109,022
Redeemable preferred stock                   9,371        548         --        9,919
                                        ----------   --------   --------   ----------
   Total fixed income securities        $5,542,227   $399,188   $(54,276)  $5,887,139
                                        ==========   ========   ========   ==========

AT DECEMBER 31, 2005
U.S. government and agencies            $  510,362   $213,421   $     --   $  723,783
Municipal                                  308,219     20,193       (776)     327,636
Corporate                                3,286,652    182,630    (28,020)   3,441,262
Foreign government                         236,078     70,433       (176)     306,335
Mortgage-backed securities                 569,712      4,050    (10,712)     563,050
Commercial mortgage-backed securities      490,985      3,999     (3,149)     491,835
Asset-backed securities                    123,981      1,068       (679)     124,370
Redeemable preferred stock                   9,407      1,585         --       10,992
                                        ----------   --------   --------   ----------
   Total fixed income securities        $5,535,396   $497,379   $(43,512)  $5,989,263
                                        ==========   ========   ========   ==========

SCHEDULED MATURITIES

The scheduled maturities for fixed income securities are as follows at December 31, 2006:

                                          AMORTIZED     FAIR
(IN THOUSANDS)                              COST        VALUE
                                         ----------   ----------
Due in one year or less                  $   48,495   $   48,844
Due after one year through five years       799,478      807,453
Due after five years through ten years    1,494,665    1,564,283
Due after ten years                       2,651,729    2,924,341
                                         ----------   ----------
                                          4,994,367    5,344,921
Mortgage- and asset-backed securities       547,860      542,218
                                         ----------   ----------
  Total                                  $5,542,227   $5,887,139
                                         ==========   =========

     Actual maturities may differ from those scheduled as a result of prepayments by the issuers. Because of the potential for prepayment on mortgage- and asset-backed securities, they are not categorized by contractual maturity. The commercial mortgage-backed securities are categorized by contractual maturity because they generally are not subject to prepayment risk.

NET INVESTMENT INCOME

     Net investment income for the years ended December 31 is as follows:

(IN THOUSANDS)                             2006       2005       2004
                                         --------   --------   --------
Fixed income securities                  $343,115   $330,567   $278,522
Mortgage loans                             38,576     33,373     27,198
Other                                      14,763      6,723      4,039
                                         --------   --------   --------
   Investment income, before expense      396,454    370,663    309,759
   Investment expense                      23,390     14,501      7,704
                                         --------   --------   --------
      Net investment income              $373,064   $356,162   $302,055
                                         ========   ========   ========

REALIZED CAPITAL GAINS AND LOSSES, AFTER-TAX

     Realized capital gains and losses by security type for the years ended December 31 are as follows:

(IN THOUSANDS)                                      2006       2005      2004
                                                  --------   -------   -------
Fixed income securities                           $(25,398)  $(6,596)  $(7,666)
Mortgage loans                                       3,572     3,000     1,480
Other                                                 (259)   (1,596)   (3,111)
                                                  --------   -------   -------
   Realized capital gains and losses, pre-tax      (22,085)   (5,192)   (9,297)
   Income tax benefit                                8,216     1,972     3,453
                                                  --------   -------   -------
   Realized capital gains and losses, after-tax   $(13,869)  $(3,220)  $(5,844)
                                                  ========   =======   =======

     Realized capital gains and losses by transaction type for the years ended December 31 are as follows:

(IN THOUSANDS)                                      2006       2005      2004
                                                  --------   -------   -------
Write-downs                                       $   (258)  $(1,543)  $(3,402)
Dispositions (1)                                   (21,568)   (2,053)   (2,784)
Valuation of derivative instruments                 (5,429)   (4,469)   (5,777)
Settlement of derivative instruments                 5,170     2,873     2,666
                                                  --------   -------   -------
   Realized capital gains and losses, pre-tax      (22,085)   (5,192)   (9,297)
   Income tax benefit                                8,216     1,972     3,453
                                                  --------   -------   -------
   Realized capital gains and losses, after-tax   $(13,869)  $(3,220)  $(5,844)
                                                  ========   =======   =======
----------
(1) Dispositions include sales, losses recognized in anticipation of dispositions and other transactions such as calls and prepayments. The Company recognized losses of $16.5 million and $6.8 million in 2006 and 2005, respectively, due to a change in intent to hold impaired securities. There were no losses recognized due to a change in intent during 2004.

     Gross gains of $5.9 million, $5.8 million and $5.2 million and gross losses of $18.8 million, $7.4 million and $13.3 million were realized on sales of fixed income securities during 2006, 2005 and 2004, respectively.

UNREALIZED NET CAPITAL GAINS AND LOSSES

     Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

                                                                            GROSS UNREALIZED
                                                                FAIR      -------------------   UNREALIZED
(IN THOUSANDS)                                                 VALUE       GAINS      LOSSES     NET GAINS
                                                             ----------   --------   --------   ----------
AT DECEMBER 31, 2006
Fixed income securities                                      $5,887,139   $399,188   $(54,276)  $ 344,912
Derivative instruments and other investments                       (892)        --       (892)       (892)
                                                                                                ---------
   Total                                                                                          344,020
Amounts recognized for: (1)
   Premium deficiency reserve                                                                    (235,656)
   Deferred policy acquisition and sales inducements costs                                         11,694
                                                                                                ---------
      Total                                                                                      (223,962)
Deferred income taxes                                                                             (42,020)
                                                                                                ---------
Unrealized net capital gains and losses                                                         $  78,038
                                                                                                =========

                                                                            GROSS UNREALIZED
                                                                FAIR      -------------------   UNREALIZED
(IN THOUSANDS)                                                  VALUE       GAINS     LOSSES     NET GAINS
                                                             ----------   --------   --------   ----------
AT DECEMBER 31, 2005
Fixed income securities                                      $5,989,263   $497,379   $(43,512)  $ 453,867
Derivative instruments and other investments                       (154)        --       (154)       (154)
                                                                                                ---------
   Total                                                                                          453,713
Amounts recognized for: (1)
   Premium deficiency reserve                                                                    (257,473)
   Deferred policy acquisition and sales inducement costs                                           2,172
                                                                                                ---------
      Total                                                                                      (255,301)
Deferred income taxes                                                                             (69,444)
                                                                                                ---------
Unrealized net capital gains and losses                                                         $ 128,968
                                                                                                =========

----------
(1) See Note 2, Summary of Significant Accounting Policies for deferred policy acquisition and sales inducement costs and reserve for life contingent contract benefits.

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

     The change in unrealized net capital gains and losses for the years ended December 31 is as follows:

(IN THOUSANDS)                                                      2006       2005       2004
                                                                 ---------   --------   --------
Fixed income securities                                          $(108,955)  $(78,803)  $ 52,790
Derivative instruments and other investments                          (738)       566       (720)
                                                                 ---------   --------   --------
  Total                                                           (109,693)   (78,237)    52,070
Amounts recognized for:
  Premium deficiency reserve                                        21,817    (17,063)   (25,011)
  Deferred policy acquisition and sales inducement
    costs                                                            9,522     54,858     (1,627)
                                                                 ---------   --------   --------
      Total                                                         31,339     37,795    (26,638)
Deferred income taxes                                               27,424     14,155     (8,901)
                                                                 ---------   --------   --------
(Decrease) increase in unrealized net capital gains and losses   $ (50,930)  $(26,287)  $ 16,531
                                                                 =========   ========   ========

PORTFOLIO MONITORING

     Inherent in the Company's evaluation of a particular security are assumptions and estimates about the operations of the issuer and its future earnings potential. Some of the factors considered in evaluating whether a decline in fair value is other-than-temporary are: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the recoverability of principal and interest;
3) the duration and extent to which the fair value has been less than amortized cost; 4) the financial condition, near-term and long-term prospects of the issuer, including relevant industry conditions and trends, and implications of rating agency actions and offering prices; and 5) the specific reasons that a security is in a significant unrealized loss position, including market conditions which could affect access to liquidity.

     The following table summarizes the gross unrealized losses and fair value of fixed income securities by the length of time that individual securities have been in a continuous unrealized loss position.

                                       LESS THAN 12 MONTHS                 12 MONTHS OR MORE
                                --------------------------------   --------------------------------      TOTAL
($ IN THOUSANDS)               NUMBER OF    FAIR      UNREALIZED   NUMBER OF   FAIR      UNREALIZED   UNREALIZED
AT DECEMBER 31, 2006            ISSUES      VALUE       LOSSES     ISSUES      VALUE       LOSSES       LOSSES
                                ------   ----------   ----------   ------   ----------   ----------   ----------
Fixed income securities
   Municipal                       19    $   85,322    $ (2,417)      10    $   52,910   $ (2,327)    $ (4,744)
   Corporate                      118       619,716      (8,721)     164       775,483    (26,400)     (35,121)
   Foreign government               1         4,934         (41)       2        10,067       (170)        (211)
   Mortgage-backed securities       7        57,005        (701)      28       267,323     (8,555)      (9,256)
   Commercial mortgage-backed
      securities                   18       166,545        (831)      33       192,775     (3,485)      (4,316)
   Asset-backed securities          6        16,010        (283)       3        12,635       (345)        (628)
                                  ---    ----------    --------      ---    ----------   --------     --------
      Total                       169    $  949,532    $(12,994)     240    $1,311,193   $(41,282)    $(54,276)
                                  ===    ==========    ========      ===    ==========   ========     ========
Investment grade fixed income
   securities                     153    $  919,918    $(12,448)     220    $1,274,151   $(38,837)    $(51,285)
Below investment grade fixed
   income securities               16        29,614        (546)      20        37,042     (2,445)      (2,991)
                                  ---    ----------    --------      ---    ----------   --------     --------
      Total fixed income
         securities               169    $  949,532    $(12,994)     240    $1,311,193   $(41,282)    $(54,276)
                                  ===    ==========    ========      ===    ==========   ========     ========
AT DECEMBER 31, 2005
Fixed income securities
   Municipal                       12    $   80,350    $   (776)      --    $       --   $     --     $   (776)
   Corporate                      227     1,078,813     (20,810)      27       159,782     (7,210)     (28,020)
   Foreign government               2        10,186        (176)      --            --         --         (176)
   Mortgage-backed securities      32       313,090      (7,089)      11       101,796     (3,623)     (10,712)
   Commercial mortgage-backed
      securities                   46       282,391      (3,149)      --            --         --       (3,149)
   Asset-backed securities         13        33,085        (427)       1         5,747       (252)        (679)
                                  ---    ----------    --------      ---    ----------   --------     --------
      Total                       332    $1,797,915    $(32,427)      39    $  267,325   $(11,085)    $(43,512)
                                  ===    ==========    ========      ===    ==========   ========     ========
Investment grade fixed income
   securities                     300    $1,746,340    $(30,717)      37    $  257,086   $(10,324)    $(41,041)
Below investment grade fixed
   income securities               32        51,575      (1,710)       2        10,239       (761)      (2,471)
                                  ---    ----------    --------      ---    ----------   --------     --------
      Total fixed income
         securities               332    $1,797,915    $(32,427)      39    $  267,325   $(11,085)    $(43,512)
                                  ===    ==========    ========      ===    ==========   ========     ========

     As of December 31, 2006, all of the unrealized losses related to securities with an unrealized loss position less than 20% of amortized cost, the degree of which suggests that these securities do not pose a high risk of being other-than-temporarily impaired. Of the $54.3 million in unrealized losses, $51.3 million related to unrealized losses on investment grade securities. Investment grade is defined as a security having a rating from the National Association of Insurance Commissioners ("NAIC") of 1 or 2; a rating of Aaa, Aa, A or Baa from Moody's or a rating of AAA, AA, A or BBB from Standard & Poor's ("S&P"), Fitch or Dominion, or a rating of aaa, aa, a or bbb from A.M. Best; or a comparable internal rating if an externally provided rating is not available. Unrealized losses on investment grade securities are principally related to rising interest rates or changes in credit spreads since the securities were acquired.

     As of December 31, 2006, the Company had the intent and ability to hold the fixed income securities with unrealized losses for a period of time sufficient for them to recover.

MORTGAGE LOAN IMPAIRMENT

     A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Interest income for impaired loans is recognized on an accrual basis if payments are expected to continue to be received; otherwise a cash basis is used. The Company had no impaired loans in 2006 or 2005.

INVESTMENT CONCENTRATION FOR MUNICIPAL BOND AND COMMERCIAL MORTGAGE PORTFOLIOS

     The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio. No other state represented more than 5% of the portfolio at December 31, 2006 and 2005.

(% OF MUNICIPAL BOND PORTFOLIO CARRYING VALUE)        2006   2005
                                                      ----   ----
 California                                           30.2%  35.4%
 Texas                                                10.9    9.0
 Oregon                                                7.2    7.3
 Virginia                                              6.3    5.1
 New York                                              5.8     --
 Missouri                                              5.4    8.8
 Connecticut                                           5.0     --
 Illinois                                              4.7    6.1

     The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The following table shows the principal geographic distribution of commercial real estate represented in the Company's mortgage portfolio. No other state represented more than 5.0% of the portfolio at December 31, 2006 and 2005.

(% OF COMMERCIAL MORTGAGE PORTFOLIO CARRYING VALUE)   2006   2005
                                                      ----   ----
California                                            18.9%  23.4%
Illinois                                              14.0   11.5
Pennsylvania                                           8.6    8.2
Texas                                                  7.2    5.9
Arizona                                                5.6    3.4
New York                                               5.6    6.5
Ohio                                                   5.2    6.0
New Jersey                                             4.6    7.1

     The types of properties collateralizing the commercial mortgage loans at December 31 are as follows:

(% OF COMMERCIAL MORTGAGE PORTFOLIO CARRYING VALUE)    2006    2005
                                                      -----   -----
Office buildings                                       31.4%   29.0%
Warehouse                                              30.6    31.3
Retail                                                 17.1    17.4
Apartment complex                                      17.0    17.2
Industrial                                              1.0     2.2
Other                                                   2.9     2.9
                                                      -----   -----
   Total                                              100.0%  100.0%
                                                      =====   =====

     The contractual maturities of the commercial mortgage loan portfolio as of December 31, 2006 for loans that were not in foreclosure are as follows:

                   NUMBER OF   CARRYING
($ IN THOUSANDS)     LOANS       VALUE    PERCENT
                   ---------   --------   -------
2007                    4      $  9,792      1.4%
2008                    2        14,236      2.0
2009                   17        69,516      9.8
2010                   22       103,161     14.6
2011                   17        83,873     11.8
Thereafter             88       427,871     60.4
                      ---      --------    -----
   Total              150      $708,449    100.0%
                      ===      ========    =====

     In 2006, $13.4 million of commercial mortgage loans became contractually due. Of these, 11.7% were paid as due and 88.3% were refinanced at prevailing market terms. None were foreclosed or in the process of foreclosure, and none were in the process of refinancing or restructuring discussions.

CONCENTRATION OF CREDIT RISK

     At December 31, 2006, the Company is not exposed to any credit concentration of risk of a single issuer and its affiliates greater than 10% of the Company's shareholder's equity.

SECURITIES LOANED

     The Company's business activities include securities lending programs with third parties, mostly large brokerage firms. At December 31, 2006 and 2005, fixed income securities with a carrying value of $191.9 million and $143.2 million, respectively, were on loan under these agreements. In return, the Company receives cash that it invests and includes in short-term investments and fixed income securities, with an offsetting liability recorded in other liabilities and accrued expenses to account for the Company's obligation to return the collateral. Interest income on collateral, net of fees, was $455 thousand, $430 thousand and $300 thousand, for the years ending December 31, 2006, 2005 and 2004, respectively.

OTHER INVESTMENT INFORMATION

     Included in fixed income securities are below investment grade assets totaling $186.9 million and $201.7 million at December 31, 2006 and 2005, respectively.

     At December 31, 2006, fixed income securities with a carrying value of $2.6 million were on deposit with regulatory authorities as required by law.

     At December 31, 2006, the carrying value of fixed income securities that were non-income producing was $6.8 million. No other investments were non-income producing at December 31, 2006.

7. FINANCIAL INSTRUMENTS

     In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including DAC and DSI and reinsurance recoverables) and liabilities (including reserve for life-contingent contract benefits, contractholoder funds pertaining to interest-sensitive life contracts and deferred income taxes) are not included in accordance with SFAS No. 107. Other assets and liabilities considered financial instruments such as accrued investment income and cash are generally of a short-term nature. Their carrying values are deemed to approximate fair value.

FINANCIAL ASSETS

(IN THOUSANDS)               DECEMBER 31, 2006        DECEMBER 31, 2005
                          ----------------------   -----------------------
                           CARRYING       FAIR      CARRYING       FAIR
                             VALUE       VALUE        VALUE        VALUE
                          ----------   ----------   ----------   ----------
Fixed income securities   $5,887,139   $5,887,139   $5,989,263   $5,989,263
Mortgage loans               708,449      711,866      633,789      647,068
Short-term investments       142,334      142,334       63,057       63,057
Policy loans                  38,168       38,168       36,698       36,698
Separate accounts          1,009,784    1,009,784      928,824      928,824

     Fair values of publicly traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-publicly traded securities, primarily privately placed corporate obligations, is based on either widely accepted pricing valuation models, which use internally developed ratings and independent third party data (e.g., term structures and current publicly traded bond prices) as inputs, or independent third party pricing sources. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Short-term investments are highly liquid investments with maturities of one year or less whose carrying values are deemed to approximate fair value. The carrying value of policy loans is deemed to approximate fair value. Separate accounts assets are carried in the Statements of Financial Position at fair value based upon quoted market prices.

FINANCIAL LIABILITIES

(IN THOUSANDS)                                    DECEMBER 31, 2006        DECEMBER 31, 2005
                                               ----------------------   -----------------------
                                                CARRYING       FAIR      CARRYING       FAIR
                                                  VALUE       VALUE        VALUE        VALUE
                                               ----------  ----------   ----------   ----------
Contractholder funds on investment contracts   $4,231,688  $4,099,923   $3,921,872   $3,815,608
Liability for collateral                          199,486     199,486      149,465      149,465
Separate accounts                               1,009,784   1,009,784      928,824      928,824

     Contractholder funds include interest-sensitive life insurance contracts and investment contracts. Interest-sensitive life insurance contracts are not considered financial instruments subject to fair value disclosure requirements under the provisions of SFAS No.107. The fair value of investment contracts is based on the terms of the underlying contracts. Fixed annuities are valued at the account balance less surrender charges. Immediate annuities without life contingencies are valued at the present value of future benefits using current interest rates. Market value adjusted annuities' fair value is estimated to be the market adjusted surrender value. The liability for collateral is valued at carrying value due to its short-term nature. Separate accounts liabilities are carried at the fair value of the underlying assets.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company primarily uses derivatives for risk reduction. With the exception of embedded derivatives which are required to be separated, all of the Company's derivatives are evaluated for their on-going effectiveness as either accounting or non-hedge derivative financial instruments on at least a quarterly basis (see Note 2). The Company does not use derivatives for trading purposes. Non-hedge accounting is used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements prescribed in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") to permit the application of SFAS 133's hedge accounting model. The principal benefit of a "portfolio" level strategy is in its cost savings through its ability to use fewer derivatives with larger notional amounts.

     Asset-liability management is a risk management strategy that is principally employed to align the respective interest-rate sensitivities of assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate caps are acquired to change the interest rate characteristics of existing assets and liabilities to ensure a proper matched relationship is maintained and to reduce exposure to rising or falling interest rates. The Company uses financial futures to hedge anticipated asset and liability purchases.

     The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are not representative of the potential for gain or loss on these agreements.

     Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive (pay) to terminate the derivative contracts at the reporting date. For exchange traded derivative contracts, the fair value is based on dealer or exchange quotes. The fair value of non-exchange traded derivative contracts is based on either independent third party pricing sources, including dealer quotes, or widely accepted pricing and valuation models which use independent third party data as inputs.

     The following table summarizes the notional amount, fair value and carrying value of the Company's derivative financial instruments at December 31, 2006.

                                                             CARRYING
                                       NOTIONAL     FAIR       VALUE      CARRYING VALUE
(IN THOUSANDS)                          AMOUNT     VALUE    ASSETS (1)   (LIABILITIES) (1)
                                       --------   -------   ----------   -----------------
AT DECEMBER 31, 2006
Financial futures contracts            $194,100   $    50    $    93          $  (43)
Interest rate cap agreements            264,300     1,410      1,920            (510)
                                       --------   -------    -------          ------
Total interest rate contracts          $458,400   $ 1,460    $ 2,013          $ (553)
                                       ========   =======    =======          ======
Foreign currency swap agreements       $  7,500   $  (892)   $    --          $ (892)
                                       ========   =======    =======          ======
Structured settlement annuity
   reinsurance agreement               $     --   $(1,927)   $(1,927)         $   --
                                       ========   =======    =======          ======
Guaranteed accumulation benefits (2)   $251,825   $ 1,304    $    --          $1,304
                                       ========   =======    =======          ======
Guaranteed withdrawal benefits (2)     $ 52,757   $   (50)   $    --          $  (50)
                                       ========   =======    =======          ======
Other embedded derivative financial
   instruments (2)                     $  1,501   $    (3)   $    --          $   (3)
                                       ========   =======    =======          ======

----------
(1) Carrying value includes the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements, which are reported in accrued investment income or other invested assets.

(2) These embedded derivative financial instruments relate to the company's variable annuity business, which was fully reinsured by Prudential effective June 1, 2006 (see Note 3).

     The following table summarizes the notional amount, fair value and carrying value of the Company's derivative financial instruments at December 31, 2005.

                                                            CARRYING
                                      NOTIONAL     FAIR      VALUE        CARRYING VALUE
(IN THOUSANDS)                         AMOUNT     VALUE    ASSETS (1)   (LIABILITIES) (1)
                                      --------   -------   ----------   -----------------
AT DECEMBER 31, 2005
Financial futures contracts           $169,100   $    25     $    71         $ (46)
Interest rate cap agreements           186,300     2,721       2,912          (191)
                                      --------   -------     -------         -----
Total interest rate contracts         $355,400   $ 2,746     $ 2,983         $(237)
                                      ========   =======     =======         =====
Foreign currency swap agreements      $  7,500   $  (154)    $    --         $(154)
                                      ========   =======     =======         =====
Structured settlement annuity
   reinsurance agreement              $     --   $(1,473)    $(1,473)        $  --
                                      ========   =======     =======         =====
Guaranteed accumulation benefits      $194,098   $   553     $    --         $ 553
                                      ========   =======     =======         =====
Guaranteed accumulation benefits
   reinsurance agreement              $194,098   $  (553)    $  (553)        $  --
                                      ========   =======     =======         =====
Guaranteed withdrawal benefits        $ 21,746   $    (2)    $    --         $  (2)
                                      ========   =======     =======         =====
Guaranteed withdrawal benefits
   reinsurance agreement              $ 21,746   $     2     $     2         $  --
                                      ========   =======     =======         =====
Other embedded derivative financial
   instruments                        $  1,762   $    (3)    $    --         $  (3)
                                      ========   =======     =======         =====

----------
(1) Carrying value includes the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements, which are reported in accrued investment income or other invested assets.

     The Company manages its exposure to credit risk primarily by establishing risk control limits. The Company uses master netting agreements for over-the-counter derivative transactions, including foreign currency swap and interest rate cap agreements. These agreements permit either party to net payments due for transactions covered by the agreements. Under the provisions of the agreements, collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Futures contracts are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any associated potential credit risk.

     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     The contractual amounts and fair values of off-balance-sheet financial instruments at December 31 are as follows:

                                                  2006                      2005
                                       ------------------------   ------------------------
                                       CONTRACTUAL                CONTRACTUAL
(IN THOUSANDS)                           AMOUNT      FAIR VALUE     AMOUNT      FAIR VALUE
                                       -----------   ----------   -----------   ----------
Commitments to extend mortgage loans     $14,723         $147        $12,516        $125
Private placement commitments                 --           --         15,000          --

     The contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

     Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

     Private placement commitments represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company regularly enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final.

8. RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS

     At December 31, the reserve for life-contingent contract benefits consists of the following:

(IN THOUSANDS)                                              2006         2005
                                                         ----------   ----------
Immediate annuities:
   Structured settlement annuities                       $1,793,706   $1,752,386
   Other immediate annuities                                  9,815        7,998
Traditional life                                            117,419      105,393
Other                                                         5,552        4,098
                                                         ----------   ----------
   Total reserve for life-contingent contract benefits   $1,926,492   $1,869,875
                                                         ==========   ==========

     The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits:

       PRODUCT                         MORTALITY                INTEREST RATE         ESTIMATION METHOD
Structured settlement       U.S. population with projected   Interest rate        Present value of
annuities                   calendar year improvements;      assumptions range    contractually specified
                            mortality rates adjusted for     from 4.5% to 9.5%    future benefits
                            each impaired live based on
                            reduction in life expectancy
                            and nature of impairment

Other immediate annuities   1983 group annuity mortality     Interest rate        Present value of expected
                            table                            assumptions range    future benefits based on
                            1983 individual annuity          from 2.4% to 11.5%   historical experience
                            mortality table
                            Annuity 2000 mortality table

Traditional life            Actual company experience plus   Interest rate        Net level premium reserve
                            loading                          assumptions range    method using the
                                                             from 4.0% to 8.0%    Company's withdrawal
                                                                                  experience rates
Other:
   Variable annuity         90% of 1994 group annuity        Interest rate        Projected benefit ratio
   guaranteed minimum       mortality table with internal    assumptions range    applied to cumulative
   death benefits           modifications                    from 6.5% to 7.0%    assessments

   Supplemental             Actual company experience plus                        Unearned premium;
   accident and health      loading                                               additional contract
                                                                                  reserves for traditional
                                                                                  life

     To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve has been recorded for certain immediate annuities with life contingencies. A liability of $235.7 million and $257.5 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2006 and 2005, respectively. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

     At December 31, contractholder funds consists of the following:

(IN THOUSANDS)                        2006         2005
                                   ----------   ----------
Interest-sensitive life            $  476,729   $  427,523
Investment contracts:
   Fixed annuities                  3,667,459    3,381,034
   Immediate annuities and other      564,240      540,838
                                   ----------   ----------
      Total contractholder funds   $4,708,428   $4,349,395
                                   ==========   ==========

     The following table highlights the key contract provisions relating to contractholder funds:

           PRODUCT                      INTEREST RATE                   WITHDRAWAL/SURRENDER CHARGES
Interest-sensitive life        Interest rates credited range   Either a percentage of account balance or
                               from 2.7% to 5.5%               dollar amount grading off generally over 20
                                                               years

Fixed and immediate            Interest rates credited range   Either a declining or a level percentage
   annuities                   from 1.8% to 11.5% for          charge generally over nine years or less.
                               immediate annuities and 1.9%    Additionally, approximately 5.4% of fixed
                               to 6.7% for fixed annuities     annuities are subject to a market value
                                                               adjustment for discretionary withdrawals

Other:
   Variable guaranteed         Interest rates used in          Withdrawal and surrender charges are based on
      minimum income           establishing reserves range     the terms of the related variable annuity or
      benefit and secondary    from 1.8% to 10.3%              interest-sensitive life contract
      guarantees on
      variable annuities (1)

----------
(1) In 2006, the Company disposed its variable annuity business through reinsurance agreements with Prudential (see Note 3).

     Contractholder funds activity for the years ended December 31 is as follows:

(IN THOUSANDS)                           2006        2005
                                     ----------   ----------
BALANCE, BEGINNING OF YEAR           $4,349,395   $3,802,846
Deposits                                804,825      883,814
Interest credited                       178,493      173,984
Benefits                               (137,090)    (168,813)
Surrenders and partial withdrawals     (361,670)    (270,161)
Contract charges                        (44,954)     (41,856)
Net transfers to separate accounts      (18,127)     (39,765)
Other adjustments                       (62,444)       9,346
                                     ----------   ----------
BALANCE, END OF YEAR                 $4,708,428   $4,349,395
                                     ==========   ==========

     The Company offers various guarantees to variable annuity contractholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (death benefits), upon annuitization (income benefits), upon periodic withdrawal (withdrawal benefits), or at specified dates during the accumulation period (accumulation benefits). Liabilities for variable contract guarantees related to death benefits are included in reserve for life-contingent contract benefits and the liabilities related to the income, withdrawal and accumulation benefits are included in contractholder funds in the Statements of Financial Position. All liabilities for variable contracts guarantees are reported on a gross basis on the balance sheet with a corresponding reinsurance recoverable asset for those contracts subject to the Prudential Reinsurance Agreements as disclosed in Note 3.

     Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death, a specified contract anniversary date, partial withdrawal or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. The account balances of variable annuities contracts' separate accounts with guarantees included $954.2 million and $882.2 million of equity, fixed income and balanced mutual funds and $51.0 million and $44.0 million of money market mutual funds at December 31, 2006 and 2005, respectively.

     The table below presents information regarding the Company's variable annuity contracts with guarantees. The Company's variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts' separate accounts with guarantees.

                                                                                DECEMBER 31,
                                                                           ---------------------
   ($ IN MILLIONS)                                                            2006        2005
                                                                           ---------   ---------
IN THE EVENT OF DEATH
   Separate account value                                                  $ 1,005.2   $   926.3
   Net amount at risk (1)                                                  $    24.4   $    38.2
   Average attained age of contractholders                                  67 years    66 years
AT ANNUITIZATION
   Separate account value                                                  $    39.4   $    41.8
   Net amount at risk (2)                                                  $      --   $      --
   Weighted average waiting period until annuitization options available     7 years     8 years
FOR CUMULATIVE PERIODIC WITHDRAWALS
   Separate account value                                                  $    50.3   $    19.8
   Net amount at risk (3)                                                  $      --   $      --
ACCUMULATION AT SPECIFIED DATES
   Separate account value                                                  $   249.2   $   188.9
   Net amount at risk (4)                                                  $      --   $      --
   Weighted average waiting period until guarantee date                     10 years    11 years

----------
(1) Defined as the estimated current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(2) Defined as the estimated present value of the guaranteed minimum annuity payments in excess of the current account balance.

(3) Defined as the estimated current guaranteed minimum withdrawal balance (initial deposit) in excess of the current account balance at the balance sheet date.

(4) Defined as the estimated present value of the guaranteed minimum accumulation balance in excess of the current account balance.

     The following summarizes the liabilities for guarantees:

                                                                     LIABILITY FOR
                                         LIABILITY                     GUARANTEES
                                           FOR       LIABILITY FOR     RELATED TO
                                        GUARANTEES     GUARANTEES     ACCUMULATION
                                        RELATED TO     RELATED TO          AND
                                          DEATH          INCOME        WITHDRAWAL
(IN THOUSANDS)                           BENEFITS       BENEFITS        BENEFITS      TOTAL
                                        ----------   -------------   -------------   -------
Balance at December 31, 2004              $   662        $  81         $  (141)      $   602
   Less reinsurance recoverables               --           --             141           141
                                          -------        -----         -------       -------
Net balance at December 31, 2004              662           81              --           743

Incurred guaranteed benefits                1,582           28              --         1,610
Paid guarantee benefits                    (2,084)          (4)             --        (2,088)
                                          -------        -----         -------       -------
   Net change                                (502)          24              --          (478)

Net balance at December 31, 2005              160          105              --           265
   Plus reinsurance recoverables              104           --            (551)         (447)
                                          -------        -----         -------       -------
Balance, December 31, 2005 (1)            $   264        $ 105         $  (551)      $  (182)
   Less reinsurance recoverables             (104)          --             551           447
Net balance at December 31, 2005              160          105              --           265
Variable annuity business disposition
   related reinsurance recoverables          (304)         (97)             --          (401)
Incurred guaranteed benefits                  648           (7)             --           641
Paid guarantee benefits                      (504)          (1)             --          (505)
                                          -------        -----         -------       -------
   Net change                                (160)        (105)             --          (265)

Net balance at December 31, 2006               --           --              --            --
   Plus reinsurance recoverables            1,026           99          (1,353)         (228)
                                          -------        -----         -------       -------
Balance, December 31, 2006 (2)            $ 1,026        $  99         $(1,353)      $  (228)
                                          =======        =====         =======       =======

----------
(1) Included in the total liability balance are reserves for variable annuity death benefits of $264 thousand, variable annuity income benefits of $46 thousand, variable annuity accumulation benefits of $(553) thousand, variable annuity withdrawal benefits of $2 thousand and other guarantees of $59 thousand.

(2) Included in the total liability balance at December 31, 2006 are reserves for variable annuity death benefits of $1.03 million, variable annuity income benefits of $58 thousand, variable annuity accumulation benefits of $(1.3) million and other guarantees of $41 thousand.

9. REINSURANCE

     The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments.

     Mortality risk on policies in excess of $250 thousand per life is ceded to ALIC. As of December 31, 2006 and 2005, 39.4% and 37.6%, respectively, of our face amount of life insurance in force was reinsured to non-affiliates and ALIC.

     In addition, the Company has used reinsurance to effect the disposition of certain blocks of business. As of December 31, 2006, the Company had reinsurance recoverables of $415.7 million due from Prudential related to the disposal of our variable annuity business that was effected through Reinsurance Agreements (see Note 3). In 2006, premiums and contract charges of $11.6 million, contract benefits of $1.6 million, interest credited to contractholder funds of $9.7 million, and operating costs and expenses of $4.8 million were ceded to Prudential pursuant to the Reinsurance Agreements. Prior to this disposal, the Company ceded 100% of the mortality and certain other risks related to product features on certain in-force variable annuity contracts. In addition, as of December 31, 2006 and 2005, the Company had reinsurance recoverables of $1.6 million and $1.4 million, respectively, due from subsidiaries of Citigroup and Scottish Re (U.S.) Inc. in connection with the disposition of the direct response distribution business in 2003.

     The effects of reinsurance on premiums and contract charges for the years ended December 31 are as follows:

(IN THOUSANDS)                                              2006       2005       2004
                                                          --------   --------   --------
PREMIUMS AND CONTRACT CHARGES
Direct                                                    $179,504   $150,749   $151,799
Assumed - non-affiliate                                      1,367        950        719
Ceded
   Affiliate                                                (4,614)    (4,795)    (4,329)
   Non-affiliate                                           (28,518)   (12,086)   (11,805)
                                                          --------   --------   --------
      Premiums and contract charges, net of reinsurance   $147,739   $134,818   $136,384
                                                          ========   ========   ========

     The effects of reinsurance on contract benefits and interest credited to contractholder funds for the years ended December 31 are as follows:

(IN THOUSANDS)                                        2006       2005       2004
                                                    --------   --------   --------
CONTRACT BENEFITS AND INTEREST CREDITED TO
   CONTRACTHOLDER FUNDS
Direct                                              $382,633   $353,277   $319,217
Assumed - non-affiliate                                  827        396        273
Ceded
   Affiliate                                          (1,427)    (1,154)      (985)
   Non-affiliate                                     (24,356)    (7,356)    (6,551)
                                                    --------   --------   --------
      Contract benefits and interest credited to
         contractholder funds, net of reinsurance   $357,677   $345,163   $311,954
                                                    ========   ========   ========

     In addition to amounts included in the table above are reinsurance premium ceded to ALIC of $3.0 million, $2.9 million and $2.7 million of premiums and contract charges ceded to ALIC during 2006, 2005 and 2004, respectively, under the terms of the structured settlement annuity reinsurance agreement (See Note
5).

10.  DEFERRED POLICY ACQUISITION AND SALES INDUCEMENT COSTS

     Deferred policy acquisitions costs for the years ended December 31 are as follows:

(IN THOUSANDS)                               2006       2005       2004
                                           --------   --------   --------
BALANCE, BEGINNING OF YEAR                 $318,551   $238,173   $187,437
   Disposition of operations (1) (2)        (79,670)        --     (3,213)
   Impact of adoption of SOP 03-1 (3)            --         --    (11,140)
   Acquisition costs deferred                62,937     68,205     92,502
   Amortization charged to income           (31,672)   (41,663)   (25,971)
   Effect of unrealized gains and losses      8,479     53,836     (1,442)
                                           --------   --------   --------
BALANCE, END OF YEAR                       $278,625   $318,551   $238,173
                                           ========   ========   ========

----------
(1) In 2006, DAC was reduced in connection with the disposition through reinsurance agreements of the Company's variable annuity business (see Note
     3).

(2) In 2004, DAC was reduced in connection with the disposition of the Company's direct response distribution business.

(3) In 2004, the impact of adoption of SOP 03-1 included a write-down in variable annuity DAC of $7.7 million, the reclassification of DSI from DAC to other assets resulting in a decrease to DAC of $4.1 million and an increase to DAC of $691 thousand for an adjustment to the effect of unrealized capital gains and losses.

     Net amortization charged to income includes $14.1 million, $3.7 million and $2.1 million in 2006, 2005 and 2004, respectively, due to realized capital gains and losses.

     As disclosed in Note 3, DAC and DSI balances were reduced during 2006 related to the disposal through reinsurance agreements of all of the variable annuity business. During 2005 and 2004, DAC and DSI amortization was estimated using stochastic modeling and was significantly impacted by the anticipated return on the underlying funds. The Company's long-term expectation of separate accounts fund performance, net of fees, was approximately 7% in 2005 and 8% in 2004. Whenever actual separate accounts fund performance based on the two most recent years varied from the expectation, the Company projected performance levels over the next five years such that the mean return over a seven-year period equaled the long-term expectation. This approach is commonly referred to as "reversion to the mean" and is commonly used by the life insurance industry as an appropriate method for amortizing variable annuity and life DAC and DSI. In applying the reversion to the mean process, the Company did not allow the future mean rates of return including fees projected over the five-year period to exceed 12.75% or fall below 0%. The Company periodically evaluated the results of utilization of this process to confirm that it was reasonably possible that variable annuity and life fund performance would revert to the expected long-term mean within this time horizon.

     DSI activity for the twelve months ended December 31 was as follows:

(IN THOUSANDS)                            2006      2005    2004(2)
                                        -------   -------   -------
BALANCE, BEGINNING OF YEAR              $18,527   $ 2,955   $2,369
Disposition of operation (1)             (6,162)       --       --
Sales inducements deferred               15,740    16,923    1,531
Amortization charged to income           (4,417)   (2,373)    (760)
Effect of unrealized gains and losses     1,043     1,022     (185)
                                        -------   -------   ------
BALANCE, END OF YEAR                    $24,731   $18,527   $2,955
                                        =======   =======   ======
----------
(1) In 2006, DSI was reduced in connection with the disposition through reinsurance agreements of the Company's variable annuity business (see Note
     3).

(2) The January 1, 2004, balance includes a $3.0 million write-down of DSI due to the adoption of SOP 03-1 (see Note 2).

11.  COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES

GUARANTEES

     In the normal course of business, the Company provides standard indemnifications to counterparties in contracts in connection with numerous transactions, including acquisitions and divestures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

     The aggregate liability balance related to all guarantees was not material as of December 31, 2006.

REGULATION

     The Company is subject to changing social, economic and regulatory conditions. From time to time regulatory authorities or legislative bodies seek to impose additional regulations regarding agent and broker compensation and otherwise expand overall regulation of insurance products and the insurance industry. The ultimate changes and eventual effects of these initiatives on the Company's business, if any, are uncertain.

LEGAL AND REGULATORY PROCEEDINGS AND INQUIRIES

BACKGROUND

     The Company and certain affiliates are involved in a number of lawsuits, regulatory inquiries, and other legal proceedings arising out of various aspects of its business. As background to the "Proceedings" sub-section below, please note the following:

     - These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including but not limited to, the underlying facts of each matter; novel legal issues; variations between jurisdictions in which matters are being litigated, heard or investigated; differences in applicable laws and judicial interpretations; the length of time before many of these matters might be resolved by settlement, through litigation or otherwise and, in some cases, the timing of their resolutions relative to other similar matters involving other companies; the fact that some of the lawsuits are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined; the fact that some of the lawsuits involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear; and the current challenging legal environment faced by large corporations and insurance companies.

     - In the lawsuits, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. In some cases, the monetary damages sought include punitive damages. Often specific information about the relief sought, such as the amount of damages, is not available because plaintiffs have not requested specific relief in their pleadings. In our experience, when specific monetary demands are made in pleadings, they bear little relation to the ultimate loss, if any, to the Company.

     - In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution and changes in business practices. The Company may not be advised of the nature and extent of relief sought until the final stages of the examination or proceeding.

     - For the reasons specified above, it is often not possible to make meaningful estimates of the amount or range of loss that could result from the matters described below in the "Proceedings" subsection. The Company reviews these matters on an on-going basis and follows the provisions of SFAS No. 5, "Accounting for Contingencies" when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, the Company bases its decisions on its assessment of the ultimate outcome following all appeals.

     - Due to the complexity and scope of the matters disclosed in the "Proceedings" subsection below and the many uncertainties that exist, the ultimate outcome of these matters cannot be reasonably predicted. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently reserved and may be material to the Company's operating results or cash flows for a particular quarter or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described below as they are resolved over time is not likely to have a material adverse effect on the financial position of the Company.

PROCEEDINGS

     Legal proceedings involving Allstate agencies and AIC may impact the Company, even when the Company is not directly involved, because the Company sells its products through several distribution channels including Allstate agencies. Consequently, information about the more significant of these proceedings is provided in the following paragraph.

     AIC is defending certain matters relating to its agency program reorganization announced in 1999. These matters include a lawsuit filed in December 2001 by the U.S. Equal Employment Opportunity Commission ("EEOC") alleging retaliation under federal civil rights laws (the "EEOC I" suit) and a class action filed in August 2001 by former employee agents alleging retaliation and age discrimination under the Age Discrimination in Employment Act ("ADEA"), breach of contract and ERISA violations (the "Romero I" suit). In March 2004, in the consolidated EEOC I and Romero I litigation, the trial court issued a memorandum and order that, among other things, certified classes of agents, including a mandatory class of agents who had signed a release, for purposes of effecting the court's declaratory judgment that the release is voidable at the option of the release signer. The court also ordered that an agent who voids the release must return to AIC "any and all benefits received by the [agent] in exchange for signing the release." The court also stated that, "on the undisputed facts of record, there is no basis for claims of age discrimination." The EEOC and plaintiffs have asked the court to clarify and/or reconsider its memorandum and order and on January 16, 2007, the judge denied their request. The case otherwise remains pending. The EEOC also filed another lawsuit in October 2004 alleging age discrimination with respect to a policy limiting the rehire of agents affected by the agency program reorganization (the "EEOC II" suit). In EEOC II, in October 2006, the court granted partial summary judgment to the EEOC. Although the court did not determine that AIC was liable for age discrimination under the ADEA, it determined that the rehire policy resulted in a disparate impact, reserving for trial the determination on whether AIC had reasonable factors other than age to support the rehire policy. AIC filed a motion for interlocutory appeal from the partial summary judgment, which was granted by the trial court on January 4, 2007. AIC has filed a petition for immediate review of two controlling issues of law to the Court of Appeals for the Eighth Circuit and that petition is currently pending. AIC is also defending a certified class action filed by former employee agents who terminated their employment prior to the agency program reorganization. These plaintiffs have asserted breach of contract and ERISA claims. A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, including a worker classification issue. These plaintiffs are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. This matter was dismissed with prejudice by the trial court, was the subject of further proceedings on appeal, and was reversed and remanded to the trial court in April 2005. In all of these various matters, plaintiffs seek compensatory and punitive damages, and equitable relief. AIC has been vigorously defending these lawsuits and other matters related to its agency program reorganization. The outcome of these disputes is currently uncertain.

     The Company recently concluded a periodic examination by state insurance regulators. Regulators focused, as they have with other insurers, on the Company's compliance with the state's replacement sales and record-keeping processes with regard to life insurance and annuities among other issues. They found that the Company failed to meet the requirements of applicable regulations. The Company has settled this examination and has substantially completed customer remediation related to replacement sales and is completing its other obligations arising from the examination.

OTHER MATTERS

     The Corporation and some of its subsidiaries, including the Company, have received interrogatories and demands for information from regulatory and enforcement authorities relating to various insurance products and practices. The areas of inquiry include variable annuity market timing and late trading. The Corporation and some of its subsidiaries, including the Company, have also received interrogatories and demands for information from authorities seeking information relevant to on-going investigations into the possible violation of antitrust or insurance laws by unnamed parties and, in particular, seeking information as to whether any person engaged in activities for the purpose of price fixing, market allocation, or bid rigging. The Company believes that these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various authorities into the practices, policies and procedures relating to insurance and financial services products. Moreover, the Corporation has not received any communication from authorities related to the variable annuity market timing and late trading inquiries since November 2005. The Corporation and its subsidiaries have responded and will continue to respond to these inquiries.

     Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of a number of lawsuits and proceedings, some of which involve claims for substantial or indeterminate amounts. These actions are based on a variety of issues and target a range of the Company's practices. The outcome of these disputes is currently unpredictable.

     One or more of these matters could have an adverse effect on the Company's operating results or cash flows for a particular quarter or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described in this "Other Matters" subsection, in excess of amounts currently reserved, as they are resolved over time is not likely to have a material effect on the operating results, cash flows or financial position of the Company.

12. INCOME TAXES

     The Company joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

     The Internal Revenue Service ("IRS") has completed its review of the Corporation's federal income tax returns through the 2002 tax year and the statute of limitations has expired for these years. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the results of operations, cash flows or financial position of the Company.

     The components of the deferred income tax assets and liabilities at December 31 are as follows:

(IN THOUSANDS)                              2006        2005
                                         ---------   ---------
DEFERRED ASSETS
Life and annuity reserves                $  67,529   $  80,180
Other assets                                 1,924       1,376
                                         ---------   ---------
   Total deferred assets                    69,453      81,556
                                         ---------   ---------
DEFERRED LIABILITIES
Deferred policy acquisition costs          (59,986)    (78,316)
Unrealized net capital gains               (42,020)    (69,444)
Difference in tax bases of investments     (14,127)     (6,011)
Other liabilities                           (1,260)     (1,184)
                                         ---------   ---------
   Total deferred liabilities             (117,393)   (154,955)
                                         ---------   ---------
   Net deferred liability                $ (47,940)  $ (73,399)
                                         =========   =========

     Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved.

     The components of income tax expense for the years ended December 31 are as follows:

(IN THOUSANDS)                  2006      2005      2004
                              -------   -------   -------
Current                       $16,949   $24,132   $13,640
Deferred                          806    (3,187)    4,285
                              -------   -------   -------
   Total income tax expense   $17,755   $20,945   $17,925
                              =======   =======   =======

     The Company paid income taxes of $23.2 million, $18.4 million and $5.8 million in 2006, 2005 and 2004, respectively.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

                                            2006   2005   2004
                                            ----   ----   ----
Statutory federal income tax rate           35.0%  35.0%  35.0%
State income tax expense                     2.7    3.0    2.1
Adjustment for prior year tax liabilities   (1.9)   0.3   (0.4)
Other                                       (1.7)  (0.5)  (1.2)
                                            ----   ----   ----
Effective income tax rate                   34.1%  37.8%  35.5%
                                            ====   ====   ====

13. STATUTORY FINANCIAL INFORMATION

     The Company prepares its statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the State of New York. The State of New York requires insurance companies domiciled in its state to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the State of New York Insurance Superintendent. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

     Statutory accounting practices primarily differ from GAAP since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing investments and establishing deferred taxes on a different basis.

     Statutory net income for 2006, 2005 and 2004 was $33.4 million, $35.9 million and $13.6 million, respectively. Statutory capital and surplus as of December 31, 2006 and 2005 was $444.6 million and $410.3 million, respectively.

DIVIDENDS

     The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by the Company without prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that the Company can distribute during 2007 without prior approval of the New York State Insurance Department is $26.2 million. In the twelve-month period beginning January 1, 2006, the Company did not pay any dividends.

14. BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT PLANS

     The Company utilizes the services of AIC employees. AIC provides various benefits, described in the following paragraphs, to its employees. The Company is allocated an appropriate share of the costs associated with these benefits in accordance with a service and expense agreement.

     Defined pension plans, sponsored by AIC, cover most full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. The Company uses the accrual method for its defined benefit plans in accordance with accepted actuarial methods. AIC's funding policy for the pension plans is to make annual contributions at a minimum level that is at least in accordance with regulations under the Internal Revenue Code and in accordance with generally accepted actuarial principles. The allocated cost to the Company included in net income for the pension plans in 2006, 2005 and 2004 was $3.3 million, $1.8 million and $1.5 million, respectively.

     AIC also provides certain health care and life insurance subsidies for employees hired before January 1, 2003 when they retire ("postretirement benefits"). Qualified employees may become eligible for these benefits if they retire in accordance with AIC's established retirement policy and are continuously insured under AIC's group plans or other approved plans in accordance with the plan's participation requirements. AIC shares the cost of the retiree medical benefits with retirees based on years of service, with AIC's share being subject to a 5% limit on annual medical cost inflation after retirement. AIC has the right to modify or terminate these plans. The allocated cost to the Company included in net income was $509 thousand, $543 thousand and $588 thousand for postretirement benefits other than pension plans in 2006, 2005 and 2004, respectively.

PROFIT SHARING PLAN

     Employees of AIC are eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and performance. The Company's allocation of profit sharing expense from the Corporation was $1.4 million, $764 thousand and $1.3 million in 2006, 2005 and 2004, respectively.

15. OTHER COMPREHENSIVE INCOME

     The components of other comprehensive (loss) income on a pretax and after-tax basis for the years ended December 31 are as follows:

                                                            2006
                                               ------------------------------
                                                                      AFTER-
(IN THOUSANDS)                                   PRETAX      TAX        TAX
                                               ---------   -------   --------
Unrealized holding losses arising during the
   period                                      $(102,314)  $35,810   $(66,504)
Less: reclassification adjustment                (23,960)    8,386    (15,574)
                                               ---------   -------   --------
Unrealized net capital gains and losses          (78,354)   27,424    (50,930)
                                               ---------   -------   --------
Other comprehensive loss
                                               $ (78,354)  $27,424   $(50,930)
                                               =========   =======   ========

                                                            2005
                                               -----------------------------
                                                                     AFTER-
(IN THOUSANDS)                                  PRETAX      TAX        TAX
                                               --------   -------   --------
Unrealized holding losses arising during the
   period                                      $(46,529)  $16,285   $(30,244)
Less: reclassification adjustment                (6,087)    2,130     (3,957)
                                               --------   -------   --------
Unrealized net capital gains and losses         (40,442)   14,155    (26,287)
                                               --------   -------   --------
Other comprehensive loss                       $(40,442)  $14,155   $(26,287)
                                               ========   =======   ========

                                                           2004
                                               ---------------------------
                                                                    AFTER-
(IN THOUSANDS)                                  PRETAX     TAX       TAX
                                               -------   -------   -------
Unrealized holding gains arising during the
   period                                      $20,221   $(7,077)  $13,144
Less: reclassification adjustment               (5,211)    1,824    (3,387)
                                               -------   -------   -------
Unrealized net capital gains and losses         25,432    (8,901)   16,531
                                               -------   -------   -------
Other comprehensive income                     $25,432   $(8,901)  $16,531
                                               =======   =======   =======

                    --------------------------------------------------
                    ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                    FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND FOR THE PERIODS ENDED DECEMBER 31, 2006 AND 2005, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Allstate Life Insurance Company of New York:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life of New York Separate Account A (the "Account") as of December 31, 2006, the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two year period then ended and the financial highlights for each of the periods in the five year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements and financial highlights are the responsibility of management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Allstate Life of New York Separate Account A as of December 31, 2006, the results of operations for the period then ended, the changes in net assets for each of the periods in the two year period then ended and the financial highlights for each of the periods in the five year period then ended for each of the individual sub-accounts which comprise the Account in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Chicago, Illinois
March 14, 2007

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------

                               AIM Variable   AIM Variable   AIM Variable   AIM Variable   AIM Variable   AIM Variable
                                 Insurance      Insurance      Insurance      Insurance      Insurance      Insurance
                                   Funds          Funds          Funds          Funds          Funds          Funds
                                Sub-Account    Sub-Account    Sub-Account    Sub-Account    Sub-Account    Sub-Account
                               ------------   ------------   ------------   ------------   ------------   ------------
                                 AIM V. I.                     AIM V. I.      AIM V. I.                     AIM V. I.
                                   Basic        AIM V. I.       Capital        Capital       AIM V. I.     Diversified
                                 Balanced      Basic Value   Appreciation    Development    Core Equity      Income
                               ------------   ------------   ------------   ------------   ------------   ------------
ASSETS
Investments at fair value       $7,923,984     $4,906,575     $16,961,769    $1,346,887     $23,068,973    $3,388,414
                                ----------     ----------     -----------    ----------     -----------    ----------
   Total assets                 $7,923,984     $4,906,575     $16,961,769    $1,346,887     $23,068,973    $3,388,414
                                ==========     ==========     ===========    ==========     ===========    ==========
NET ASSETS
Accumulation units              $7,916,906     $4,906,575     $16,952,023    $1,343,619     $23,049,970    $3,377,905
Contracts in payout
   (annuitization) period            7,078             --           9,746         3,268          19,003        10,509

   Total net assets             $7,923,984     $4,906,575     $16,961,769    $1,346,887     $23,068,973    $3,388,414
                                ==========     ==========     ===========    ==========     ===========    ==========
FUND SHARE INFORMATION
Number of shares                   664,764        367,259         646,902        73,081         847,501       409,229
                                ==========     ==========     ===========    ==========     ===========    ==========
Cost of investments             $7,228,314     $3,885,421     $16,542,340    $1,063,756     $20,695,947    $3,718,575
                                ==========     ==========     ===========    ==========     ===========    ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                       $     9.62     $    13.16     $      6.56    $    15.20     $      8.23    $    11.46
                                ==========     ==========     ===========    ==========     ===========    ==========
   Highest                      $    12.18     $    14.68     $     15.94    $    16.60     $     20.23    $    13.84
                                ==========     ==========     ===========    ==========     ===========    ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-----------------------------------------------------------------------------------------------------------------------

                               AIM Variable   AIM Variable   AIM Variable    AIM Variable   AIM Variable   AIM Variable
                                 Insurance      Insurance      Insurance       Insurance      Insurance      Insurance
                                   Funds          Funds          Funds           Funds          Funds          Funds
                                Sub-Account    Sub-Account    Sub-Account     Sub-Account    Sub-Account    Sub-Account
                               ------------   ------------   -------------   ------------   ------------   ------------
                                 AIM V. I.                     AIM V. I.       AIM V. I.      AIM V. I.
                                Government      AIM V. I.    International     Large Cap       Mid Cap       AIM V. I.
                                Securities     High Yield       Growth          Growth       Core Equity   Money Market
                               ------------   ------------   -------------   ------------   ------------   ------------
ASSETS
Investments at fair value       $5,269,239     $2,360,830     $7,283,810      $6,029,470     $1,925,321     $2,507,365
                                ----------     ----------     ----------      ----------     ----------     ----------
   Total assets                 $5,269,239     $2,360,830     $7,283,810      $6,029,470     $1,925,321     $2,507,365
                                ==========     ==========     ==========      ==========     ==========     ==========
NET ASSETS
Accumulation units              $5,269,239     $2,360,830     $7,283,810      $6,020,587     $1,925,321     $2,507,365
Contracts in payout
   (annuitization) period               --             --             --           8,883             --             --

   Total net assets             $5,269,239     $2,360,830     $7,283,810      $6,029,470     $1,925,321     $2,507,365
                                ==========     ==========     ==========      ==========     ==========     ==========
FUND SHARE INFORMATION
Number of shares                   446,546        385,756        247,496         439,786        142,405      2,507,365
                                ==========     ==========     ==========      ==========     ==========     ==========
Cost of investments             $5,354,108     $2,333,651     $4,884,408      $5,411,641     $1,758,829     $2,507,365
                                ==========     ==========     ==========      ==========     ==========     ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                       $    10.84     $    10.56     $    11.69      $    11.07     $    12.59     $    10.06
                                ==========     ==========     ==========      ==========     ==========     ==========
   Highest                      $    14.17     $    14.02     $    22.74      $    11.11     $    16.59     $    12.46
                                ==========     ==========     ==========      ==========     ==========     ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------

                                                             AIM Variable    AIM Variable     AIM Variable      AIM Variable
                               AIM Variable   AIM Variable    Insurance        Insurance       Insurance         Insurance
                                 Insurance      Insurance       Funds            Funds           Funds             Funds
                                   Funds          Funds       Series II        Series II       Series II         Series II
                                Sub-Account    Sub-Account   Sub-Account      Sub-Account     Sub-Account       Sub-Account
                               ------------   ------------   ------------   --------------   ---------------   --------------
                                                               AIM V. I.                        AIM V. I.         AIM V. I.
                                 AIM V. I.      AIM V. I.       Basic          AIM V. I.         Capital           Capital
                                Technology      Utilities     Balanced II   Basic Value II   Appreciation II   Development II
                               ------------   ------------   ------------   --------------   ---------------   --------------
ASSETS
Investments at fair value        $680,007      $ 2,067,952     $638,697       $1,618,311        $758,699          $24,424
                                 --------      -----------     --------       ----------        --------          -------
    Total assets                 $680,007      $ 2,067,952     $638,697       $1,618,311        $758,699          $24,424
                                 ========      ===========     ========       ==========        ========          =======
NET ASSETS
Accumulation units               $680,007      $ 2,067,952     $638,697       $1,618,311        $758,699          $24,424
Contracts in payout
   (annuitization) period              --               --           --               --              --               --

   Total net assets              $680,007      $ 2,067,952     $638,697       $1,618,311        $758,699          $24,424
                                 ========      ===========     ========       ==========        ========          =======
FUND SHARE INFORMATION
Number of shares                   48,503           97,407       53,944          122,229          29,282            1,343
                                 ========      ===========     ========       ==========        ========          =======
Cost of investments              $540,402      $ 1,393,828     $521,364       $1,282,169        $630,864          $17,345
                                 ========      ===========     ========       ==========        ========          =======
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $  12.08      $     17.30     $  11.09       $    12.51        $  10.96          $ 14.23
                                 ========      ===========     ========       ==========        ========          =======
   Highest                       $  12.28      $     17.58     $  11.34       $    16.40        $  14.45          $ 14.38
                                 ========      ===========     ========       ==========        ========          =======

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
--------------------------------------------------------------------------------------------------------------------

                               AIM Variable  AIM Variable   AIM Variable   AIM Variable   AIM Variable  AIM Variable
                                 Insurance     Insurance     Insurance      Insurance      Insurance     Insurance
                                   Funds         Funds         Funds          Funds          Funds         Funds
                                 Series II     Series II     Series II      Series II      Series II     Series II
                                Sub-Account   Sub-Account   Sub-Account    Sub-Account    Sub-Account   Sub-Account
                               ------------  ------------  -------------  -------------  -------------  ------------
                                 AIM V. I.     AIM V. I.     AIM V. I.                     AIM V. I.     AIM V. I.
                                   Core       Diversified   Government      AIM V. I.    International   Large Cap
                                 Equity II     Income II   Securities II  High Yield II    Growth II     Growth II
                               ------------  ------------  -------------  -------------  -------------  ------------
ASSETS
Investments at fair value        $428,241      $160,750       $153,788       $187,261       $226,301      $215,293
                                 --------      --------       --------       --------       --------      --------
   Total assets                  $428,241      $160,750       $153,788       $187,261       $226,301      $215,293
                                 ========      ========       ========       ========       ========      ========
NET ASSETS
Accumulation units               $428,241      $160,750       $153,788       $187,261       $226,301      $215,293
Contracts in payout
   (annuitization) period              --            --             --             --             --            --

   Total net assets              $428,241      $160,750       $153,788       $187,261       $226,301      $215,293
                                 ========      ========       ========       ========       ========      ========
FUND SHARE INFORMATION
Number of shares                   15,849        19,580         13,099         30,749          7,763        15,761
                                 ========      ========       ========       ========       ========      ========
Cost of investments              $369,702      $171,160       $160,983       $186,001       $123,613      $192,922
                                 ========      ========       ========       ========       ========      ========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $  10.76      $  11.36       $  10.92       $  14.02       $  18.44      $  11.06
                                 ========      ========       ========       ========       ========      ========
   Highest                       $  13.02      $  11.61       $  11.06       $  14.20       $  18.87      $  11.09
                                 ========      ========       ========       ========       ========      ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------------------------

                                                                                            Alliance     Alliance
                                AIM Variable   AIM Variable  AIM Variable   AIM Variable   Bernstein    Bernstein
                                  Insurance      Insurance     Insurance      Insurance    Variable     Variable
                                    Funds          Funds         Funds          Funds       Product      Product
                                  Series II      Series II     Series II      Series II   Series Fund  Series Fund
                                 Sub-Account    Sub-Account   Sub-Account    Sub-Account  Sub-Account  Sub-Account
                               --------------  ------------  -------------  ------------  -----------  -----------
                                                                                                        Alliance
                                  AIM V. I.      AIM V. I.                                 Alliance     Bernstein
                                   Mid Cap         Money       AIM V. I.      AIM V. I.    Bernstein    Growth &
                               Core Equity II    Market II   Technology II  Utilities II    Growth       Income
                               --------------  ------------  -------------  ------------  -----------  -----------
ASSETS
Investments at fair value         $733,429       $197,887       $10,086        $21,356     $2,684,722   $6,367,328
                                  --------       --------       -------        -------     ----------   ----------
   Total assets                   $733,429       $197,887       $10,086        $21,356     $2,684,722   $6,367,328
                                  ========       ========       =======        =======     ==========   ==========
NET ASSETS
Accumulation units                $733,429       $197,887       $10,086        $21,356     $2,684,722   $6,364,462
Contracts in payout
   (annuitization) period               --             --            --             --             --        2,866

   Total net assets               $733,429       $197,887       $10,086        $21,356     $2,684,722   $6,367,328
                                  ========       ========       =======        =======     ==========   ==========
FUND SHARE INFORMATION
Number of shares                    54,652        197,887           725          1,011        134,911      236,440
                                  ========       ========       =======        =======     ==========   ==========
Cost of investments               $700,100       $197,887       $ 8,083        $15,105     $2,322,568   $4,952,061
                                  ========       ========       =======        =======     ==========   ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                         $  12.36       $   9.93       $ 11.98        $ 17.20     $     6.94   $    12.37
                                  ========       ========       =======        =======     ==========   ==========
   Highest                        $  14.29       $  10.13       $ 11.98        $ 17.38     $    15.16   $    16.12
                                  ========       ========       =======        =======     ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-------------------------------------------------------------------------------------------------------------------

                                 Alliance      Alliance     Alliance       Alliance      Alliance
                                 Bernstein     Bernstein    Bernstein      Bernstein     Bernstein
                                 Variable      Variable     Variable       Variable      Variable    Delaware Group
                                  Product       Product      Product        Product       Product        Premium
                                Series Fund   Series Fund  Series Fund    Series Fund   Series Fund    Fund, Inc.
                                Sub-Account   Sub-Account  Sub-Account    Sub-Account   Sub-Account    Sub-Account
                               -------------  -----------  -----------  --------------  -----------  --------------
                                 Alliance      Alliance     Alliance
                                 Bernstein     Bernstein    Bernstein      Alliance      Alliance       Delaware
                               International   Large Cap    Small/Mid      Bernstein     Bernstein    VIP GP Small
                                   Value        Growth      Cap Value   Utility Income     Value        Cap Value
                               -------------  -----------  -----------  --------------  -----------  --------------
ASSETS
Investments at fair value         $871,429      $759,818    $3,015,039     $125,706       $19,891      $4,198,041
                                  --------      --------    ----------     --------       -------      ----------
   Total assets                   $871,429      $759,818    $3,015,039     $125,706       $19,891      $4,198,041
                                  ========      ========    ==========     ========       =======      ==========
NET ASSETS
Accumulation units                $871,429      $759,818    $3,015,039     $125,706       $19,891      $4,198,041
Contracts in payout
   (annuitization) period               --            --            --           --            --              --

   Total net assets               $871,429      $759,818    $3,015,039     $125,706       $19,891      $4,198,041
                                  ========      ========    ==========     ========       =======      ==========
FUND SHARE INFORMATION
Number of shares                    35,223        28,814       167,502        5,085         1,331         125,615
                                  ========      ========    ==========     ========       =======      ==========
Cost of investments               $709,094      $737,858    $2,519,440     $104,013       $17,527      $2,925,949
                                  ========      ========    ==========     ========       =======      ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                         $  15.71      $   6.26    $    18.61     $  13.25       $ 12.72      $    24.89
                                  ========      ========    ==========     ========       =======      ==========
   Highest                        $  15.88      $  13.69    $    19.03     $  13.38       $ 12.81      $    24.89
                                  ========      ========    ==========     ========       =======      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-----------------------------------------------------------------------------------------------------------------------

                                                   Dreyfus
                                                   Socially                        Dreyfus       Dreyfus        DWS
                               Delaware Group     Responsible                     Variable      Variable     Variable
                                   Premium          Growth       Dreyfus Stock   Investment    Investment   Investment
                                 Fund, Inc.       Fund, Inc.      Index Fund        Fund          Fund       Series I
                                 Sub-Account      Sub-Account     Sub-Account    Sub-Account   Sub-Account  Sub-Account
                               --------------  ----------------  -------------  ------------  ------------  -----------
                                  Delaware     Dreyfus Socially
                                     VIP          Responsible    Dreyfus Stock   VIF Capital       VIF        DWS VIP
                                  GP Trend        Growth Fund     Index Fund    Appreciation  Money Market     Bond A
                               --------------  ----------------  -------------  ------------  ------------  -----------
ASSETS
Investments at fair value        $1,089,581         $265,845       $6,488,938      $804,955    $2,667,167     $45,669
                                 ----------         --------       ----------      --------    ----------     -------
   Total assets                  $1,089,581         $265,845       $6,488,938      $804,955    $2,667,167     $45,669
                                 ==========         ========       ==========      ========    ==========     =======
NET ASSETS
Accumulation units               $1,089,581         $265,845       $6,488,938      $804,955    $2,667,167     $45,669
Contracts in payout
   (annuitization) period                --               --               --            --            --          --

   Total net assets              $1,089,581         $265,845       $6,488,938      $804,955    $2,667,167     $45,669
                                 ==========         ========       ==========      ========    ==========     =======
FUND SHARE INFORMATION
Number of shares                     31,131            9,344          179,500        18,918     2,667,167       6,496
                                 ==========         ========       ==========      ========    ==========     =======
Cost of investments              $  763,385         $257,606       $4,862,734      $634,012    $2,667,167     $44,608
                                 ==========         ========       ==========      ========    ==========     =======
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $    10.09         $   7.15       $    10.22      $  10.77    $    10.38     $ 13.90
                                 ==========         ========       ==========      ========    ==========     =======
   Highest                       $    10.09         $   7.15       $    10.22      $  10.77    $    10.38     $ 14.01
                                 ==========         ========       ==========      ========    ==========     =======

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------------------------

                                   DWS          DWS           DWS              DWS             DWS         Fidelity
                                Variable     Variable      Variable         Variable        Variable       Variable
                               Investment   Investment    Investment       Investment      Investment      Insurance
                                Series I     Series I      Series I         Series II       Series II    Products Fund
                               Sub-Account  Sub-Account   Sub-Account      Sub-Account     Sub-Account    Sub-Account
                               -----------  -----------  -------------  -----------------  -----------  --------------
                                 DWS VIP      DWS VIP                                        DWS VIP
                                 Capital    Growth and      DWS VIP          DWS VIP        Small Cap
                                Growth A     Income A    International  Money Market A II   Growth A    VIP Contrafund
                               -----------  -----------  -------------  -----------------  -----------  --------------
ASSETS
Investments at fair value        $3,501        $4,924        $5,343          $71,044          $3,210      $5,753,227
                                 ------        ------        ------          -------          ------      ----------
   Total assets                  $3,501        $4,924        $5,343          $71,044          $3,210      $5,753,227
                                 ======        ======        ======          =======          ======      ==========
NET ASSETS
Accumulation units               $3,501        $4,924        $5,343          $71,044          $3,210      $5,753,227
Contracts in payout
   (annuitization) period            --            --            --               --              --              --

   Total net assets              $3,501        $4,924        $5,343          $71,044          $3,210      $5,753,227
                                 ======        ======        ======          =======          ======      ==========
FUND SHARE INFORMATION
Number of shares                    192           450           398           71,044             226         182,816
                                 ======        ======        ======          =======          ======      ==========
Cost of investments              $2,902        $4,558        $5,163          $71,044          $2,611      $4,446,290
                                 ======        ======        ======          =======          ======      ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $11.41        $11.32        $14.59          $ 10.06          $12.13      $    13.43
                                 ======        ======        ======          =======          ======      ==========
   Highest                       $11.41        $11.32        $14.59          $ 10.07          $12.13      $    14.23
                                 ======        ======        ======          =======          ======      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------------------------------

                                 Fidelity       Fidelity       Fidelity       Fidelity       Fidelity        Fidelity
                                 Variable       Variable       Variable       Variable       Variable        Variable
                                 Insurance      Insurance      Insurance      Insurance      Insurance       Insurance
                               Products Fund  Products Fund  Products Fund  Products Fund  Products Fund   Products Fund
                                Sub-Account    Sub-Account    Sub-Account    Sub-Account    Sub-Account     Sub-Account
                               -------------  -------------  -------------  -------------  -------------  --------------
                                    VIP                       VIP Growth      VIP High                    VIP Investment
                               Equity-Income   VIP Growth    Opportunities     Income      VIP Index 500    Grade Bond
                               -------------  -------------  -------------  -------------  -------------  --------------
ASSETS
Investments at fair value        $5,469,122     $4,644,338      $682,648      $1,020,410     $4,200,441     $2,206,705
                                 ----------     ----------      --------      ----------     ----------     ----------
   Total assets                  $5,469,122     $4,644,338      $682,648      $1,020,410     $4,200,441     $2,206,705
                                 ==========     ==========      ========      ==========     ==========     ==========
NET ASSETS
Accumulation units               $5,469,122     $4,644,338      $682,648      $1,020,410     $4,200,441     $2,206,705
Contracts in payout
   (annuitization) period                --             --            --              --             --             --

   Total net assets              $5,469,122     $4,644,338      $682,648      $1,020,410     $4,200,441     $2,206,705
                                 ==========     ==========      ========      ==========     ==========     ==========
FUND SHARE INFORMATION
Number of shares                    208,745        129,477        37,591         160,694         26,031        172,939
                                 ==========     ==========      ========      ==========     ==========     ==========
Cost of investments              $4,511,877     $3,972,226      $551,395      $1,029,111     $3,238,270     $2,240,432
                                 ==========     ==========      ========      ==========     ==========     ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $    14.64     $     7.07      $   9.27      $    11.33     $     9.87     $    13.58
                                 ==========     ==========      ========      ==========     ==========     ==========
   Highest                       $    14.64     $     7.78      $   9.27      $    11.33     $     9.87     $    13.58
                                 ==========     ==========      ========      ==========     ==========     ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
---------------------------------------------------------------------------------------------------------------------------------

                                                Fidelity         Fidelity          Fidelity          Fidelity          Fidelity
                                Fidelity       Variable          Variable          Variable          Variable          Variable
                                Variable       Insurance         Insurance         Insurance         Insurance         Insurance
                               Insurance     Products Fund     Products Fund     Products Fund     Products Fund     Products Fund
                             Products Fund (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2)
                              Sub-Account     Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                             ------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                                                                                      VIP Freedom
                                                                VIP Freedom       VIP Freedom       VIP Freedom      Growth Stock
                                            VIP Contrafund    2010 Portfolio    2020 Portfolio    2030 Portfolio      Portfolio
                             VIP Overseas  (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2)
                             ------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments at fair value      $2,044,166      $2,768,111         $103,208          $164,768          $325,207          $12,445
                               ----------      ----------         --------          --------          --------          -------
   Total assets                $2,044,166      $2,768,111         $103,208          $164,768          $325,207          $12,445
                               ==========      ==========         ========          ========          ========          =======
NET ASSETS
Accumulation units             $2,044,166      $2,768,111         $103,208          $164,768          $325,207          $12,445
Contracts in payout
   (annuitization) period              --              --               --                --                --               --

   Total net assets            $2,044,166      $2,768,111         $103,208          $164,768          $325,207          $12,445
                               ==========      ==========         ========          ========          ========          =======
FUND SHARE INFORMATION
Number of shares                   85,280          88,978            8,928            13,640            26,184            1,041
                               ==========      ==========         ========          ========          ========          =======
Cost of investments            $1,481,926      $2,778,531         $102,143          $159,837          $312,259          $12,554
                               ==========      ==========         ========          ========          ========          =======
ACCUMULATION UNIT FAIR VALUE
   Lowest                      $    11.97      $    10.25         $  10.45          $  10.48          $  10.49          $  9.75
                               ==========      ==========         ========          ========          ========          =======
   Highest                     $    12.43      $    13.11         $  10.48          $  10.51          $  10.52          $  9.75
                               ==========      ==========         ========          ========          ========          =======

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

                             Fidelity          Fidelity          Fidelity          Fidelity          Fidelity          Fidelity
                             Variable          Variable          Variable          Variable          Variable          Variable
                             Insurance         Insurance         Insurance         Insurance         Insurance         Insurance
                           Products Fund     Products Fund     Products Fund     Products Fund     Products Fund     Products Fund
                         (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2)
                            Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                            VIP Freedom       VIP Growth         VIP High                                              VIP Money
                         Income Portfolio      & Income           Income         VIP Index 500      VIP MidCap          Market
                         (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2)
                         ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments at fair value     $109,541          $235,599          $215,760          $343,302         $1,417,829         $28,852
                              --------          --------          --------          --------         ----------         -------
   Total assets               $109,541          $235,599          $215,760          $343,302         $1,417,829         $28,852
                              ========          ========          ========          ========         ==========         =======
NET ASSETS
Accumulation units            $109,541          $235,599          $215,760          $343,302         $1,417,829         $28,852
Contracts in payout
   (annuitization) period           --                --                --                --                  -              --

   Total net assets           $109,541          $235,599          $215,760          $343,302         $1,417,829         $28,852
                              ========          ========          ========          ========         ==========         =======
FUND SHARE INFORMATION
Number of shares                10,247            14,855            34,522             2,147             41,396          28,852
                              ========          ========          ========          ========         ==========         =======
Cost of investments           $112,005          $214,495          $217,358          $316,818         $1,324,706         $28,852
                              ========          ========          ========          ========         ==========         =======
ACCUMULATION UNIT FAIR VALUE
   Lowest                     $  10.36          $ 12.26           $  11.39          $  10.81         $     9.86         $ 10.23
                              ========          ========          ========          ========         ==========         =======
   Highest                    $  10.37          $ 12.38           $  11.51          $  10.85         $    13.47         $ 10.23
                              ========          ========          ========          ========         ==========         =======

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------------------------------------

                                  Franklin         Franklin        Franklin        Franklin        Franklin        Franklin
                                  Templeton       Templeton       Templeton       Templeton       Templeton       Templeton
                                  Variable         Variable        Variable        Variable        Variable        Variable
                                  Insurance       Insurance        Insurance       Insurance       Insurance       Insurance
                               Products Trust  Products Trust   Products Trust  Products Trust  Products Trust  Products Trust
                                 Sub-Account     Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account
                               --------------  ---------------  --------------  --------------  --------------  --------------
                                Franklin Flex  Franklin Growth                     Franklin     Franklin Large  Franklin Small
                                 Cap Growth      and Income      Franklin High      Income        Cap Growth       Cap Value
                                 Securities      Securities      Income Sec 2     Securities      Securities      Securities
                               --------------  ---------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value         $141,032       $13,221,326       $579,724       $24,045,956     $14,848,985     $9,998,606
                                  --------       -----------       --------       -----------     -----------     ----------
   Total assets                   $141,032       $13,221,326       $579,724       $24,045,956     $14,848,985     $9,998,606
                                  ========       ===========       ========       ===========     ===========     ==========
NET ASSETS
Accumulation units                $141,032       $13,188,981       $579,724       $24,045,956     $14,848,985     $9,998,606
Contracts in payout
   (annuitization) period               --            32,345             --                --              --             --

    Total net assets              $141,032       $13,221,326       $579,724       $24,045,956     $14,848,985     $9,998,606
                                  ========       ===========       ========       ===========     ===========     ==========
FUND SHARE INFORMATION
Number of shares                    12,660           795,507         84,631         1,385,136         901,578        532,124
                                  ========       ===========       ========       ===========     ===========     ==========
Cost of investments               $135,625       $11,671,013       $562,203       $21,716,898     $13,535,057     $8,321,261
                                  ========       ===========       ========       ===========     ===========     ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                         $  11.49       $     11.97       $  11.61       $     12.06     $     11.29     $    12.98
                                  ========       ===========       ========       ===========     ===========     ==========
   Highest                        $  11.61       $     17.33       $  11.80       $     13.19     $     11.50     $    22.19
                                  ========       ===========       ========       ===========     ===========     ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                  Franklin         Franklin         Franklin         Franklin         Franklin         Franklin
                                  Templeton        Templeton        Templeton        Templeton        Templeton        Templeton
                                  Variable         Variable         Variable         Variable         Variable         Variable
                                  Insurance        Insurance        Insurance        Insurance        Insurance        Insurance
                               Products Trust   Products Trust   Products Trust   Products Trust   Products Trust   Products Trust
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                               --------------   --------------   --------------   --------------   --------------   --------------
                                                                                                      Templeton
                                                                                                     Developing        Templeton
                                Franklin U.S.       Mutual        Mutual Shares      Templeton         Markets          Foreign
                                 Government        Discovery       Securities     Asset Strategy     Securities       Securities
                               --------------   --------------   --------------   --------------   --------------   --------------
ASSETS
Investments at fair value        $5,720,118        $625,540        $19,035,221       $993,881        $5,224,976       $19,659,069
                                 ----------        --------        -----------       --------        ----------       -----------
   Total assets                  $5,720,118        $625,540        $19,035,221       $993,881        $5,224,976       $19,659,069
                                 ==========        ========        ===========       ========        ==========       ===========
NET ASSETS
Accumulation units               $5,720,118        $625,540        $19,035,221       $993,881        $5,224,976       $19,655,857
Contracts in payout
   (annuitization) period                --              --                 --             --                --             3,212

   Total net assets              $5,720,118        $625,540        $19,035,221       $993,881        $5,224,976       $19,659,069
                                 ==========        ========        ===========       ========        ==========       ===========
FUND SHARE INFORMATION
Number of shares                    456,878          28,787            929,908         45,696           378,896         1,050,164
                                 ==========        ========        ===========       ========        ==========       ===========
Cost of investments              $5,763,399        $585,724        $15,502,124       $854,477        $3,815,798       $15,854,949
                                 ==========        ========        ===========       ========        ==========       ===========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $    10.26        $  11.00        $     12.81       $  15.97        $    15.96       $     13.27
                                 ==========        ========        ===========       ========        ==========       ===========
   Highest                       $    10.66        $  13.71        $     18.10       $  15.97        $    33.24       $     20.87
                                 ==========        ========        ===========       ========        ==========       ===========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                Goldman Sachs   Goldman Sachs   Goldman Sachs   Goldman Sachs       Lord           Lord
                                  Variable         Variable        Variable        Variable        Abbett         Abbett
                                  Insurance       Insurance       Insurance       Insurance        Series         Series
                                    Trust           Trust           Trust           Trust           Fund           Fund
                                 Sub-Account     Sub-Account     Sub-Account     Sub-Account    Sub-Account     Sub-Account
                               --------------   -------------   -------------   -------------   -----------   --------------
                                                                     VIT             VIT
                                                                  Structured      Structured
                               VIT Growth and        VIT          Small Cap      U.S. Equity
                                   Income       Mid Cap Value    Equity Fund         Fund        All Value    Bond-Debenture
                               --------------   -------------   -------------   -------------   -----------   --------------
ASSETS
Investments at fair value          $93,739         $372,217        $434,733        $181,193      $2,488,891     $6,858,167
                                   -------         --------        --------        --------      ----------     ----------
   Total assets                    $93,739         $372,217        $434,733        $181,193      $2,488,891     $6,858,167
                                   =======         ========        ========        ========      ==========     ==========
NET ASSETS
Accumulation units                 $93,739         $372,217        $434,733        $181,193      $2,488,891     $6,858,167
Contracts in payout
   (annuitization) period               --               --              --              --              --             --

   Total net assets                $93,739         $372,217        $434,733        $181,193      $2,488,891     $6,858,167
                                   =======         ========        ========        ========      ==========     ==========
FUND SHARE INFORMATION
Number of shares                     6,739           23,133          30,106          12,351         151,025        579,237
                                   =======         ========        ========        ========      ==========     ==========
Cost of investments                $82,623         $373,271        $439,658        $165,503      $2,211,658     $6,908,908
                                   =======         ========        ========        ========      ==========     ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                          $ 12.64         $  12.94        $  12.47        $  12.46      $    12.55     $    11.02
                                   =======         ========        ========        ========      ==========     ==========
   Highest                         $ 12.77         $  13.07        $  12.60        $  12.59      $    13.05     $    11.27
                                   =======         ========        ========        ========      ==========     ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------

                                   Lord           Lord           Lord
                                  Abbett         Abbett         Abbett     MFS Variable    MFS Variable   MFS Variable
                                  Series         Series         Series       Insurance      Insurance       Insurance
                                   Fund           Fund           Fund          Trust          Trust          Trust
                               Sub-Account    Sub-Account    Sub-Account    Sub-Account    Sub-Account     Sub-Account
                               -----------   -------------   -----------   ------------   -------------   ------------
                                Growth and       Growth        Mid-Cap         MFS        MFS Investors      MFS New
                                  Income     Opportunities      Value       High Income       Trust         Discovery
                               -----------   -------------   -----------   ------------   -------------   ------------
ASSETS
Investments at fair value       $4,356,835     $2,768,523     $7,384,959     $567,950        $913,143       $771,040
                                ----------     ----------     ----------     --------        --------       --------
   Total assets                 $4,356,835     $2,768,523     $7,384,959     $567,950        $913,143       $771,040
                                ==========     ==========     ==========     ========        ========       ========
NET ASSETS
Accumulation units              $4,356,835     $2,763,204     $7,384,959     $567,950        $913,143       $771,040
Contracts in payout
   (annuitization) period               --          5,319             --           --              --             --

   Total net assets             $4,356,835     $2,768,523     $7,384,959     $567,950        $913,143       $771,040
                                ==========     ==========     ==========     ========        ========       ========
FUND SHARE INFORMATION
Number of shares                   148,495        188,720        339,071       56,569          42,100         44,262
                                ==========     ==========     ==========     ========        ========       ========
Cost of investments             $4,045,790     $2,595,291     $7,215,015     $547,891        $680,524       $585,132
                                ==========     ==========     ==========     ========        ========       ========
ACCUMULATION UNIT FAIR VALUE
   Lowest                       $    12.28     $    11.71     $    12.39     $  13.00        $   9.89       $   9.08
                                ==========     ==========     ==========     ========        ========       ========
   Highest                      $    12.87     $    12.27     $    13.18     $  13.00        $   9.89       $   9.08
                                ==========     ==========     ==========     ========        ========       ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
---------------------------------------------------------------------------------------------------------------------------

                                             Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                               MFS Variable     Variable        Variable        Variable        Variable        Variable
                                 Insurance     Investment      Investment      Investment      Investment      Investment
                                   Trust         Series          Series          Series          Series          Series
                                Sub-Account    Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                               ------------  --------------  --------------  --------------  --------------  --------------
                               MFS Research    Aggressive       Dividend                        European         Global
                                   Bond          Equity          Growth          Equity          Growth         Advantage
                               ------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value       $1,206,501     $1,257,973      $25,995,652     $14,736,463     $8,684,365       $826,920
                                ----------     ----------      -----------     -----------     ----------       --------
   Total assets                 $1,206,501     $1,257,973      $25,995,652     $14,736,463     $8,684,365       $826,920
                                ==========     ==========      ===========     ===========     ==========       ========
NET ASSETS
Accumulation units              $1,206,501     $1,257,973      $25,834,455     $14,700,149     $8,649,763       $826,920
Contracts in payout
   (annuitization) period               --             --          161,197          36,314         34,602             --

   Total net assets             $1,206,501     $1,257,973      $25,995,652     $14,736,463     $8,684,365       $826,920
                                ==========     ==========      ===========     ===========     ==========       ========
FUND SHARE INFORMATION
Number of shares                   104,822         84,712        1,572,635         497,349        342,578         80,754
                                ==========     ==========      ===========     ===========     ==========       ========
Cost of investments             $1,220,761     $1,176,044      $24,601,070     $16,395,425     $6,546,086       $829,197
                                ==========     ==========      ===========     ===========     ==========       ========
ACCUMULATION UNIT FAIR VALUE
   Lowest                       $    13.97     $    13.39      $     37.57     $     13.30     $    49.30       $  10.27
                                ==========     ==========      ===========     ===========     ==========       ========
   Highest                      $    13.97     $    14.88      $     42.88     $    105.84     $    52.86       $  10.38
                                ==========     ==========      ===========     ===========     ==========       ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------

                               Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                  Variable        Variable        Variable        Variable        Variable        Variable
                                 Investment      Investment      Investment      Investment      Investment      Investment
                                   Series          Series          Series          Series          Series          Series
                                 Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                               --------------  --------------  --------------  --------------  --------------  --------------
                                   Global
                                  Dividend                                         Limited                         Quality
                                   Growth        High Yield    Income Builder     Duration      Money Market     Income Plus
                               --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value        $9,000,441      $1,032,136      $1,576,538      $1,275,567      $5,169,639      $11,174,774
                                 ----------      ----------      ----------      ----------      ----------      -----------
   Total assets                  $9,000,441      $1,032,136      $1,576,538      $1,275,567      $5,169,639      $11,174,774
                                 ==========      ==========      ==========      ==========      ==========      ===========
NET ASSETS
Accumulation units               $8,978,082      $1,029,733      $1,576,538      $1,037,021      $5,158,385      $10,951,386
Contracts in payout
   (annuitization) period            22,359           2,403              --         238,546          11,254          223,388

   Total net assets              $9,000,441      $1,032,136      $1,576,538      $1,275,567      $5,169,639      $11,174,774
                                 ==========      ==========      ==========      ==========      ==========      ===========
FUND SHARE INFORMATION
Number of shares                    505,359         889,772         116,007         134,412       5,169,639        1,063,252
                                 ==========      ==========      ==========      ==========      ==========      ===========
Cost of investments              $6,366,238      $2,398,493      $1,294,414      $1,336,631      $5,169,639      $11,158,162
                                 ==========      ==========      ==========      ==========      ==========      ===========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $    27.13      $    14.07      $    14.22      $    10.90      $    14.72      $     12.58
                                 ==========      ==========      ==========      ==========      ==========      ===========
   Highest                       $    28.79      $    18.36      $    18.33      $    11.86      $    24.26      $     34.48
                                 ==========      ==========      ==========      ==========      ==========      ===========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                Morgan Stanley    Morgan Stanley    Morgan Stanley
                               Morgan Stanley  Morgan Stanley  Morgan Stanley      Variable          Variable          Variable
                                  Variable        Variable        Variable        Investment        Investment        Investment
                                 Investment      Investment      Investment         Series            Series            Series
                                   Series          Series          Series      (Class Y Shares)  (Class Y Shares)  (Class Y Shares)
                                 Sub-Account     Sub-Account     Sub-Account      Sub-Account       Sub-Account       Sub-Account
                               --------------  --------------  --------------  ----------------  ----------------  ----------------
                                                                                  Aggressive         Dividend
                                                                                    Equity            Growth            Equity
                                S&P 500 Index    Strategist       Utilities    (Class Y Shares)  (Class Y Shares)  (Class Y Shares)
                               --------------  --------------  --------------  ----------------  ----------------  ----------------
ASSETS
Investments at fair value        $4,947,043      $13,729,887     $9,541,840       $1,605,464        $3,547,690        $2,149,003
                                 ----------      -----------     ----------       ----------        ----------        ----------
   Total assets                  $4,947,043      $13,729,887     $9,541,840       $1,605,464        $3,547,690        $2,149,003
                                 ==========      ===========     ==========       ==========        ==========        ==========
NET ASSETS
Accumulation units               $4,947,043      $13,667,367     $9,325,788       $1,605,464        $3,547,690        $2,149,003
Contracts in payout
   (annuitization) period                --           62,520        216,052               --                --                --

   Total net assets              $4,947,043      $13,729,887     $9,541,840       $1,605,464        $3,547,690        $2,149,003
                                 ==========      ===========     ==========       ==========        ==========        ==========
FUND SHARE INFORMATION
Number of shares                    379,957          830,604        490,835          109,588           214,881            72,996
                                 ==========      ===========     ==========       ==========        ==========        ==========
Cost of investments              $4,312,968      $12,509,307     $7,974,280       $1,028,128        $2,814,886        $1,586,996
                                 ==========      ===========     ==========       ==========        ==========        ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $    12.52      $     39.88     $    33.97       $     8.54        $    11.40        $     7.88
                                 ==========      ===========     ==========       ==========        ==========        ==========
   Highest                       $    12.66      $     50.41     $    36.08       $    17.48        $    14.90        $    15.53
                                 ==========      ===========     ==========       ==========        ==========        ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

                                Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                   Variable         Variable         Variable         Variable         Variable         Variable
                                  Investment       Investment       Investment       Investment       Investment       Investment
                                    Series           Series           Series           Series           Series           Series
                               (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares)
                                  Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                               ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
                                   European          Global           Global                                             Limited
                                    Growth          Advantage     Dividend Growth    High Yield     Income Builder      Duration
                               (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares)
                               ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
ASSETS
Investments at fair value         $1,196,402        $228,393        $2,003,470       $1,967,599       $2,029,154       $4,394,847
                                  ----------        --------        ----------       ----------       ----------       ----------
   Total assets                   $1,196,402        $228,393        $2,003,470       $1,967,599       $2,029,154       $4,394,847
                                  ==========        ========        ==========       ==========       ==========       ==========
NET ASSETS
Accumulation units                $1,196,402        $228,393        $2,003,470       $1,967,599       $2,029,154       $4,394,847
Contracts in payout
   (annuitization) period                 --              --                --               --               --               --

   Total net assets               $1,196,402        $228,393        $2,003,470       $1,967,599       $2,029,154       $4,394,847
                                  ==========        ========        ==========       ==========       ==========       ==========
FUND SHARE INFORMATION
Number of shares                      47,495          22,413           113,447        1,696,206          149,643          464,081
                                  ==========        ========        ==========       ==========       ==========       ==========
Cost of investments               $  775,906        $162,161        $1,455,026       $1,933,825       $1,545,438       $4,601,833
                                  ==========        ========        ==========       ==========       ==========       ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                         $    12.61        $  12.20        $    15.31       $     6.78       $    13.36       $    10.07
                                  ==========        ========        ==========       ==========       ==========       ==========
   Highest                        $    19.32        $  17.15        $    18.47       $    13.27       $    15.11       $    11.16
                                  ==========        ========        ==========       ==========       ==========       ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

                              Morgan Stanley    Morgan Stanley    Morgan Stanley    Morgan Stanley    Morgan Stanley
                                 Variable          Variable          Variable          Variable          Variable
                                Investment        Investment        Investment        Investment        Investment      Oppenheimer
                                  Series            Series            Series            Series            Series         Variable
                             (Class Y Shares)  (Class Y Shares)  (Class Y Shares)  (Class Y Shares)  (Class Y Shares)  Account Funds
                                Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account     Sub-Account
                             ----------------  ----------------  ----------------  ----------------  ----------------  -------------
                                                    Quality                                                             Oppenheimer
                               Money Market       Income Plus      S&P 500 Index      Strategist         Utilities        Capital
                             (Class Y Shares)  (Class Y Shares)  (Class Y Shares)  (Class Y Shares)  (Class Y Shares)  Appreciation
                             ----------------  ----------------  ----------------  ----------------  ----------------  -------------
ASSETS
Investments at fair value       $3,237,932        $5,575,712        $5,029,227        $3,058,975         $986,553        $2,035,958
                                ----------        ----------        ----------        ----------         --------        ----------
   Total assets                 $3,237,932        $5,575,712        $5,029,227        $3,058,975         $986,553        $2,035,958
                                ==========        ==========        ==========        ==========         ========        ==========
NET ASSETS
Accumulation units              $3,237,932        $5,575,712        $5,029,227        $3,058,975         $986,553        $2,035,958
Contracts in payout
   (annuitization) period               --                --                --                --               --                --

   Total net assets             $3,237,932        $5,575,712        $5,029,227        $3,058,975         $986,553        $2,035,958
                                ==========        ==========        ==========        ==========         ========        ==========
FUND SHARE INFORMATION
Number of shares                 3,237,932           531,526           389,259           185,280           50,775            49,142
                                ==========        ==========        ==========        ==========         ========        ==========
Cost of investments             $3,237,932        $5,602,572        $3,826,914        $2,686,893         $713,123        $1,661,603
                                ==========        ==========        ==========        ==========         ========        ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                       $    10.06        $    11.06        $     9.79        $    12.30         $   9.66        $     8.43
                                ==========        ==========        ==========        ==========         ========        ==========
   Highest                      $    10.49        $    13.55        $    15.46        $    15.81         $  18.27        $     8.43
                                ==========        ==========        ==========        ==========         ========        ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                Oppenheimer     Oppenheimer     Oppenheimer     Oppenheimer     Oppenheimer     Oppenheimer
                                 Variable        Variable        Variable        Variable        Variable        Variable
                               Account Funds   Account Funds   Account Funds   Account Funds   Account Funds   Account Funds
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                               -------------   -------------   -------------   -------------   -------------   -------------
                                                                                                Oppenheimer
                                                Oppenheimer                                     Main Street     Oppenheimer
                                Oppenheimer       Global        Oppenheimer     Oppenheimer      Small Cap        MidCap
                                 Core Bond      Securities      High Income     Main Street       Growth           Fund
                               -------------   -------------   -------------   -------------   -------------   -------------
ASSETS
Investments at fair value        $1,862,735      $1,884,283      $1,244,305      $5,208,804      $2,540,549      $2,074,827
                                 ----------      ----------      ----------      ----------      ----------      ----------
   Total assets                  $1,862,735      $1,884,283      $1,244,305      $5,208,804      $2,540,549      $2,074,827
                                 ==========      ==========      ==========      ==========      ==========      ==========
NET ASSETS
Accumulation units               $1,862,735      $1,884,283      $1,244,305      $5,208,804      $2,540,549      $2,074,827
Contracts in payout
   (annuitization) period                --              --              --              --              --              --

   Total net assets              $1,862,735      $1,884,283      $1,244,305      $5,208,804      $2,540,549      $2,074,827
                                 ==========      ==========      ==========      ==========      ==========      ==========
FUND SHARE INFORMATION
Number of shares                    166,912          51,217         145,533         210,202         132,666          40,803
                                 ==========      ==========      ==========      ==========      ==========      ==========
Cost of investments              $1,838,890      $1,273,507      $1,184,645      $3,880,615      $1,819,362      $1,620,116
                                 ==========      ==========      ==========      ==========      ==========      ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $    13.53      $    14.02      $    13.20      $    10.61      $    14.81      $     7.34
                                 ==========      ==========      ==========      ==========      ==========      ==========
   Highest                       $    13.53      $    14.02      $    13.20      $    10.61      $    14.81      $     7.34
                                 ==========      ==========      ==========      ==========      ==========      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
---------------------------------------------------------------------------------------------------------------------------------

                                                 Oppenheimer      Oppenheimer       Oppenheimer     Oppenheimer     Oppenheimer
                                                  Variable         Variable          Variable        Variable         Variable
                                 Oppenheimer    Account Funds    Account Funds     Account Funds   Account Funds    Account Funds
                                  Variable     (Service Class   (Service Class    (Service Class  (Service Class   (Service Class
                                Account Funds      ("SC"))          ("SC"))           ("SC"))         ("SC"))          ("SC"))
                                 Sub-Account     Sub-Account      Sub-Account       Sub-Account     Sub-Account      Sub-Account
                               --------------  --------------  -----------------  --------------  ---------------  --------------
                                                                  Oppenheimer                       Oppenheimer      Oppenheimer
                                 Oppenheimer     Oppenheimer        Capital         Oppenheimer       Global            High
                               Strategic Bond   Balanced (SC)  Appreciation (SC)  Core Bond (SC)  Securities (SC)    Income (SC)
                               --------------  --------------  -----------------  --------------  ---------------  --------------
ASSETS
Investments at fair value        $3,347,563      $7,832,758       $17,255,050       $7,295,142       $4,214,366      $10,267,462
                                 ----------      ----------       -----------       ----------       ----------      -----------
   Total assets                  $3,347,563      $7,832,758       $17,255,050       $7,295,142       $4,214,366      $10,267,462
                                 ==========      ==========       ===========       ==========       ==========      ===========

NET ASSETS
Accumulation units               $3,347,563      $7,832,758       $17,226,625       $7,285,217       $4,214,366      $10,262,257
Contracts in payout
   (annuitization) period                --              --            28,425            9,925               --            5,205

   Total net assets              $3,347,563      $7,832,758       $17,255,050       $7,295,142       $4,214,366      $10,267,462
                                 ==========      ==========       ===========       ==========       ==========      ===========
FUND SHARE INFORMATION
Number of shares                    636,419         445,803           419,933          657,220          115,494        1,207,937
                                 ==========      ==========       ===========       ==========       ==========      ===========
Cost of investments              $2,950,670      $7,262,160       $15,293,357       $7,173,614       $3,115,226      $10,037,161
                                 ==========      ==========       ===========       ==========       ==========      ===========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $    15.27      $    11.38       $     11.48       $    10.29       $    13.78      $     11.10
                                 ==========      ==========       ===========       ==========       ==========      ===========
   Highest                       $    15.27      $    15.99       $     14.27       $    10.59       $    21.92      $     15.19
                                 ==========      ==========       ===========       ==========       ==========      ===========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------------------------------------

                                Oppenheimer     Oppenheimer       Oppenheimer     Oppenheimer
                                  Variable        Variable         Variable         Variable        PIMCO           PIMCO
                                Account Funds   Account Funds    Account Funds    Account Funds   Variable        Variable
                               (Service Class  (Service Class   (Service Class   (Service Class   Insurance       Insurance
                                   ("SC"))         ("SC"))          ("SC"))          ("SC"))        Trust           Trust
                                 Sub-Account     Sub-Account      Sub-Account      Sub-Account   Sub-Account     Sub-Account
                               --------------  --------------  ----------------  --------------  -----------  ----------------
                                                 Oppenheimer                                      PIMCO VIT
                                 Oppenheimer     Main Street                       Oppenheimer    Commodity       PIMCO VIT
                                    Main          Small Cap       Oppenheimer       Strategic    Real Return     Real Return
                                 Street (SC)     Growth (SC)   MidCap Fund (SC)     Bond (SC)     Strategy    (Advisor Shares)
                               --------------  --------------  ----------------  --------------  -----------  ----------------
ASSETS
Investments at fair value        $25,860,248     $10,427,707      $3,983,980       $29,149,469      $8,724         $7,437
                                 -----------     -----------      ----------       -----------      ------         ------
   Total assets                  $25,860,248     $10,427,707      $3,983,980       $29,149,469      $8,724         $7,437
                                 ===========     ===========      ==========       ===========      ======         ======

NET ASSETS
Accumulation units               $25,858,197     $10,421,863      $3,983,980       $29,134,766      $8,724         $7,437
Contracts in payout
   (annuitization) period              2,051           5,844              --            14,703          --             --

   Total net assets              $25,860,248     $10,427,707      $3,983,980       $29,149,469      $8,724         $7,437
                                 ===========     ===========      ==========       ===========      ======         ======
FUND SHARE INFORMATION
Number of shares                   1,052,085         549,405          79,378         5,458,702         772            623
                                 ===========     ===========      ==========       ===========      ======         ======
Cost of investments              $21,618,858     $ 8,672,928      $3,462,678       $27,804,231      $9,121         $7,637
                                 ===========     ===========      ==========       ===========      ======         ======
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $     12.23     $     13.29      $    11.79       $     10.74      $ 9.50         $10.13
                                 ===========     ===========      ==========       ===========      ======         ======
   Highest                       $     16.20     $     21.28      $    16.47       $     14.00      $ 9.50         $10.13
                                 ===========     ===========      ==========       ===========      ======         ======

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-------------------------------------------------------------------------------------------------------------------------------

                                     PIMCO
                                   Variable
                                   Insurance         Putnam          Putnam          Putnam          Putnam          Putnam
                                     Trust       Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                  Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                               ----------------  --------------  --------------  --------------  --------------  --------------
                                   PIMCO VIT       VT American
                                 Total Return      Government      VT Capital      VT Capital     VT Discovery   VT Diversified
                               (Advisor Shares)      Income       Appreciation    Opportunities      Growth          Income
                               ----------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments at fair value          $174,505        $5,747,708      $1,134,303       $503,406       $1,419,343      $8,673,492
                                   --------        ----------      ----------       --------       ----------      ----------
   Total assets                    $174,505        $5,747,708      $1,134,303       $503,406       $1,419,343      $8,673,492
                                   ========        ==========      ==========       ========       ==========      ==========

NET ASSETS
Accumulation units                 $174,505        $5,747,708      $1,097,472       $503,406       $1,419,343      $8,651,635
Contracts in payout
   (annuitization) period                --                --          36,831             --               --          21,857

   Total net assets                $174,505        $5,747,708      $1,134,303       $503,406       $1,419,343      $8,673,492
                                   ========        ==========      ==========       ========       ==========      ==========
FUND SHARE INFORMATION
Number of shares                     17,244           506,853         119,024         29,543          239,754         987,869
                                   ========        ==========      ==========       ========       ==========      ==========
Cost of investments                $174,378        $5,901,342      $  923,823       $445,978       $1,037,937      $8,553,726
                                   ========        ==========      ==========       ========       ==========      ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                          $  10.29        $    12.31      $     9.57       $  18.40       $     5.45      $    13.96
                                   ========        ==========      ==========       ========       ==========      ==========
   Highest                         $  10.33        $    13.04      $     9.82       $  18.67       $     5.59      $    14.20
                                   ========        ==========      ==========       ========       ==========      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                   Putnam           Putnam           Putnam           Putnam           Putnam           Putnam
                               Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                               --------------   --------------   --------------   --------------   --------------   --------------
                                                 VT The George         VT
                                     VT           Putnam Fund     Global Asset          VT          VT Growth and      VT Growth
                                Equity Income      Of Boston       Allocation      Global Equity       Income        Opportunities
                               --------------   --------------   --------------   --------------   --------------   --------------
ASSETS
Investments at fair value        $1,746,367       $16,503,539      $9,403,641       $6,466,066       $47,644,614      $1,870,258
                                 ----------       -----------      ----------       ----------       -----------      ----------
   Total assets                  $1,746,367       $16,503,539      $9,403,641       $6,466,066       $47,644,614      $1,870,258
                                 ==========       ===========      ==========       ==========       ===========      ==========
NET ASSETS
Accumulation units               $1,746,367       $16,483,313      $9,403,641       $6,443,873       $47,610,274      $1,867,724
Contracts in payout
   (annuitization) period                --            20,226              --           22,193            34,340           2,534

   Total net assets              $1,746,367       $16,503,539      $9,403,641       $6,466,066       $47,644,614      $1,870,258
                                 ==========       ===========      ==========       ==========       ===========      ==========
FUND SHARE INFORMATION
Number of shares                    110,600         1,330,931         568,539          476,497         1,622,773         356,919
                                 ==========       ===========      ==========       ==========       ===========      ==========
Cost of investments              $1,438,490       $14,141,376      $7,884,368       $6,564,525       $38,552,836      $2,541,144
                                 ==========       ===========      ==========       ==========       ===========      ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $    16.03       $     11.47      $    11.29       $     6.91       $     11.87      $     4.52
                                 ==========       ===========      ==========       ==========       ===========      ==========
   Highest                       $    16.27       $     14.73      $    15.85       $    10.82       $     17.71      $     4.67
                                 ==========       ===========      ==========       ==========       ===========      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                                   Putnam          Putnam          Putnam           Putnam            Putnam            Putnam
                               Variable Trust  Variable Trust  Variable Trust   Variable Trust    Variable Trust    Variable Trust
                                 Sub-Account     Sub-Account     Sub-Account      Sub-Account       Sub-Account       Sub-Account
                               --------------  --------------  --------------  ----------------  ----------------  ----------------
                                     VT                                                          VT International  VT International
                                   Health                                      VT International     Growth and            New
                                  Sciences      VT High Yield     VT Income         Equity            Income         Opportunities
                               --------------  --------------  --------------  ----------------  ----------------  ----------------
ASSETS
Investments at fair value        $6,022,217      $10,335,040     $28,341,299      $20,213,497       $4,643,073        $2,737,416
                                 ----------      -----------     -----------      -----------       ----------        ----------
    Total assets                 $6,022,217      $10,335,040     $28,341,299      $20,213,497       $4,643,073        $2,737,416
                                 ==========      ===========     ===========      ===========       ==========        ==========
NET ASSETS
Accumulation units               $6,018,811      $10,290,177     $28,312,429      $20,079,508       $4,567,809        $2,737,416
Contracts in payout
   (annuitization) period             3,406           44,863          28,870          133,989           75,264                --

   Total net assets              $6,022,217      $10,335,040     $28,341,299      $20,213,497       $4,643,073        $2,737,416
                                 ==========      ===========     ===========      ===========       ==========        ==========
FUND SHARE INFORMATION
Number of shares                    442,810        1,328,411       2,247,526          979,336          241,701           149,995
                                 ==========      ===========     ===========      ===========       ==========        ==========
Cost of investments              $5,359,845      $10,167,631     $28,006,373      $14,175,206       $3,106,333        $2,333,849
                                 ==========      ===========     ===========      ===========       ==========        ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $    10.30      $     11.28     $     10.24      $     11.16       $    14.94        $     7.13
                                 ==========      ===========     ===========      ===========       ==========        ==========
   Highest                       $    13.64      $     16.27     $     12.97      $     21.57       $    16.83        $    14.14
                                 ==========      ===========     ===========      ===========       ==========        ==========

See notes to financial stat  ements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                   Putnam           Putnam           Putnam           Putnam           Putnam           Putnam
                               Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                               --------------   --------------   --------------   --------------   --------------   --------------
                                                                                                                       VT OTC &
                                                      VT               VT             VT New                           Emerging
                                VT Investors     Mid Cap Value    Money Market     Opportunities    VT New Value        Growth
                               --------------   --------------   --------------   --------------   --------------   --------------
ASSETS
Investments at fair value        $16,820,246      $1,630,389       $25,940,051      $10,781,630      $16,532,847      $2,137,803
                                 -----------      ----------       -----------      -----------      -----------      ----------
   Total assets                  $16,820,246      $1,630,389       $25,940,051      $10,781,630      $16,532,847      $2,137,803
                                 ===========      ==========       ===========      ===========      ===========      ==========
NET ASSETS
Accumulation units               $16,778,313      $1,587,538       $25,935,094      $10,767,170      $16,439,813      $2,137,803
Contracts in payout
   (annuitization) period             41,933          42,851             4,957           14,460           93,034              --

   Total net assets              $16,820,246      $1,630,389       $25,940,051      $10,781,630      $16,532,847      $2,137,803
                                 ===========      ==========       ===========      ===========      ===========      ==========
FUND SHARE INFORMATION
Number of shares                   1,377,580          91,905        25,940,051          538,005          901,464         294,869
                                 ===========      ==========       ===========      ===========      ===========      ==========
Cost of investments              $15,943,542      $1,306,182       $25,940,051      $14,480,992      $13,516,158      $3,480,798
                                 ===========      ==========       ===========      ===========      ===========      ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $      7.69      $    18.14       $      9.97      $      5.23      $     12.39      $     2.44
                                 ===========      ==========       ===========      ===========      ===========      ==========
   Highest                       $     17.56      $    18.41       $     11.27      $     17.21      $     20.00      $     5.84
                                 ===========      ==========       ===========      ===========      ===========      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     The Universal
                                   Putnam           Putnam           Putnam           Putnam           Putnam        Institutional
                               Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust     Funds, Inc.
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                               --------------   --------------   --------------   --------------   --------------   --------------
                                                                  VT Utilities                                        Van Kampen
                                                 VT Small Cap      Growth and                                        UIF Emerging
                                 VT Research         Value           Income          VT Vista        VT Voyager     Markets Equity
                               --------------   --------------   --------------   --------------   --------------   --------------
ASSETS
Investments at fair value        $6,409,955       $11,078,369      $5,466,307       $7,273,056       $22,102,568      $1,744,779
                                 ----------       -----------      ----------       ----------       -----------      ----------
   Total assets                  $6,409,955       $11,078,369      $5,466,307       $7,273,056       $22,102,568      $1,744,779
                                 ==========       ===========      ==========       ==========       ===========      ==========
NET ASSETS
Accumulation units               $6,406,582       $11,045,395      $5,447,799       $7,273,056       $22,083,302      $1,744,779
Contracts in payout
   (annuitization) period             3,373            32,974          18,508               --            19,266              --

   Total net assets              $6,409,955       $11,078,369      $5,466,307       $7,273,056       $22,102,568      $1,744,779
                                 ==========       ===========      ==========       ==========       ===========      ==========
FUND SHARE INFORMATION
Number of shares                    488,564           456,463         307,961          494,766           735,037          89,293
                                 ==========       ===========      ==========       ==========       ===========      ==========
Cost of investments              $5,848,634       $ 7,516,866      $4,293,460       $7,351,931       $26,937,685      $  974,019
                                 ==========       ===========      ==========       ==========       ===========      ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $     8.63       $     16.24      $    12.52       $     6.60       $      6.07      $    21.37
                                 ==========       ===========      ==========       ==========       ===========      ==========
   Highest                       $    15.94       $     26.88      $    22.82       $    18.41       $     14.04      $    28.17
                                 ==========       ===========      ==========       ==========       ===========      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                    The Universal
                               The Universal     The Universal      The Universal   The Universal   The Universal   Institutional
                               Institutional     Institutional      Institutional   Institutional   Institutional    Funds, Inc.
                                Funds, Inc.       Funds, Inc.        Funds, Inc.     Funds, Inc.     Funds, Inc.      (Class II)
                                Sub-Account       Sub-Account        Sub-Account     Sub-Account     Sub-Account     Sub-Account
                               -------------   -----------------   --------------   -------------   -------------   -------------
                                                                                                                      Van Kampen
                                 Van Kampen        Van Kampen        Van Kampen       Van Kampen      Van Kampen     UIF Emerging
                                    UIF        UIF International        UIF            UIF U.S.        UIF U.S.      Markets Debt
                               Equity Growth         Magnum        Mid Cap Growth   Mid Cap Value    Real Estate      (Class II)
                               -------------   -----------------   --------------   -------------   -------------   -------------
ASSETS
Investments at fair value        $2,766,205        $1,101,602        $1,107,756       $5,131,453      $2,384,795      $5,334,427
                                 ----------        ----------        ----------       ----------      ----------      ----------
   Total assets                  $2,766,205        $1,101,602        $1,107,756       $5,131,453      $2,384,795      $5,334,427
                                 ==========        ==========        ==========       ==========      ==========      ==========
NET ASSETS
Accumulation units               $2,766,205        $1,101,602        $1,107,756       $5,131,453      $2,384,795      $5,334,427
Contracts in payout
   (annuitization) period                --                --                --               --              --              --

   Total net assets              $2,766,205        $1,101,602        $1,107,756       $5,131,453      $2,384,795      $5,334,427
                                 ==========        ==========        ==========       ==========      ==========      ==========
FUND SHARE INFORMATION
Number of shares                    167,852            77,251            88,763          259,952          81,226         600,048
                                 ==========        ==========        ==========       ==========      ==========      ==========
Cost of investments              $2,500,386        $  836,773        $  803,403       $3,861,935      $1,281,541      $5,189,903
                                 ==========        ==========        ==========       ==========      ==========      ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $     7.89        $    13.29        $    15.21       $    14.11      $    26.59      $    11.97
                                 ==========        ==========        ==========       ==========      ==========      ==========
   Highest                       $    12.66        $    14.73        $    16.36       $    16.55      $    34.22      $    18.37
                                 ==========        ==========        ==========       ==========      ==========      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-------------------------------------------------------------------------------------------------------------------------------

                                The Universal    The Universal   The Universal   The Universal   The Universal    The Universal
                                Institutional    Institutional   Institutional   Institutional   Institutional    Institutional
                                 Funds, Inc.      Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.      Funds, Inc.
                                 (Class II)       (Class II)       (Class II)      (Class II)      (Class II)      (Class II)
                                 Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account
                               --------------   --------------   -------------   -------------   -------------   --------------
                                 Van Kampen       Van Kampen       Van Kampen      Van Kampen      Van Kampen      Van Kampen
                                UIF Emerging    UIF Equity and        UIF         UIF Global       UIF Int'l          UIF
                               Markets Equity       Income       Equity Growth     Franchise     Growth Equity   Mid Cap Growth
                                 (Class II)       (Class II)       (Class II)      (Class II)      (Class II)      (Class II)
                               --------------   --------------   -------------   -------------   -------------   --------------
ASSETS
Investments at fair value        $1,657,066       $5,876,522       $1,308,710      $8,343,510       $69,149        $3,785,178
                                 ----------       ----------       ----------      ----------       -------        ----------
   Total assets                  $1,657,066       $5,876,522       $1,308,710      $8,343,510       $69,149        $3,785,178
                                 ==========       ==========       ==========      ==========       =======        ==========
NET ASSETS
Accumulation units               $1,657,066       $5,876,522       $1,308,710      $8,343,510       $69,149        $3,785,178
Contracts in payout
   (annuitization) period                --               --               --              --            --                --

   Total net assets              $1,657,066       $5,876,522       $1,308,710      $8,343,510       $69,149        $3,785,178
                                 ==========       ==========       ==========      ==========       =======        ==========
FUND SHARE INFORMATION
Number of shares                     84,891          394,662           80,092         462,757         6,379           304,765
                                 ==========       ==========       ==========      ==========       =======        ==========
Cost of investments              $  934,248       $5,126,186       $1,058,050      $6,734,510       $65,905        $3,231,765
                                 ==========       ==========       ==========      ==========       =======        ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $    31.66       $    11.91       $    12.33      $    12.63       $ 10.72        $     9.81
                                 ==========       ==========       ==========      ==========       =======        ==========
   Highest                       $    32.37       $    15.07       $    14.51      $    18.08       $ 10.76        $    19.62
                                 ==========       ==========       ==========      ==========       =======        ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------

                                The Universal    The Universal   The Universal    Van Kampen      Van Kampen      Van Kampen
                                Institutional    Institutional   Institutional       Life            Life            Life
                                 Funds, Inc.      Funds, Inc.     Funds, Inc.     Investment      Investment      Investment
                                 (Class II)       (Class II)      (Class II)         Trust           Trust           Trust
                                 Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                               --------------   --------------   -------------   ------------   --------------   ------------
                               Van Kampen UIF   Van Kampen UIF    Van Kampen
                                Small Company    U.S. Mid Cap      UIF U.S.
                                   Growth            Value        Real Estate                                         LIT
                                 (Class II)       (Class II)      (Class II)     LIT Comstock   LIT Government   Money Market
                               --------------   --------------   -------------   ------------   --------------   ------------
ASSETS
Investments at fair value        $2,350,064       $7,654,267      $12,670,299     $6,506,780       $548,703       $1,949,788
                                 ----------       ----------      -----------     ----------       --------       ----------
   Total assets                  $2,350,064       $7,654,267      $12,670,299     $6,506,780       $548,703       $1,949,788
                                 ==========       ==========      ===========     ==========       ========       ==========
NET ASSETS
Accumulation units               $2,350,064       $7,654,267      $12,670,299     $6,503,939       $548,703       $1,949,788
Contracts in payout
   (annuitization) period                --               --               --          2,841             --               --

   Total net assets              $2,350,064       $7,654,267      $12,670,299     $6,506,780       $548,703       $1,949,788
                                 ==========       ==========      ===========     ==========       ========       ==========
FUND SHARE INFORMATION
Number of shares                    130,996          388,936          435,405        441,138         59,000        1,949,788
                                 ==========       ==========      ===========     ==========       ========       ==========
Cost of investments              $1,916,282       $6,401,953      $ 8,448,091     $5,202,503       $553,796       $1,949,788
                                 ==========       ==========      ===========     ==========       ========       ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $    13.07       $    13.52      $     15.78     $    14.16       $  11.48       $    10.73
                                 ==========       ==========      ===========     ==========       ========       ==========
   Highest                       $    19.67       $    19.98      $     30.72     $    15.84       $  11.48       $    10.73
                                 ==========       ==========      ===========     ==========       ========       ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------------------------------

                                               Van Kampen      Van Kampen      Van Kampen      Van Kampen    Van Kampen
                               Van Kampen         Life            Life            Life            Life          Life
                                  Life         Investment      Investment      Investment      Investment    Investment
                               Investment         Trust           Trust           Trust           Trust         Trust
                                  Trust        (Class II)      (Class II)      (Class II)      (Class II)    (Class II)
                               Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account   Sub-Account
                               -----------   --------------   ------------   --------------   ------------   -----------
                                             LIT Aggressive                  LIT Growth and        LIT
                                  Strat          Growth       LIT Comstock       Income       Money Market      Strat
                                 Growth        (Class II)      (Class II)      (Class II)      (Class II)     Growth II
                               -----------   --------------   ------------   --------------   ------------   -----------
ASSETS
Investments at fair value       $2,212,670     $1,764,104      $23,967,865     $15,462,344     $9,297,635     $3,404,165
                                ----------     ----------      -----------     -----------     ----------     ----------
   Total assets                 $2,212,670     $1,764,104      $23,967,865     $15,462,344     $9,297,635     $3,404,165
                                ==========     ==========      ===========     ===========     ==========     ==========
NET ASSETS
Accumulation units              $2,212,670     $1,764,104      $23,967,865     $15,462,344     $9,292,686     $3,404,165
Contracts in payout
   (annuitization) period               --             --               --              --          4,949             --

   Total net assets             $2,212,670     $1,764,104      $23,967,865     $15,462,344     $9,297,635     $3,404,165
                                ==========     ==========      ===========     ===========     ==========     ==========
FUND SHARE INFORMATION
Number of shares                    76,802        336,661        1,630,467         704,114      9,297,635        119,277
                                ==========     ==========      ===========     ===========     ==========     ==========
Cost of investments             $2,676,138     $1,510,946      $20,202,644     $13,055,513     $9,297,635     $2,928,164
                                ==========     ==========      ===========     ===========     ==========     ==========
ACCUMULATION UNIT FAIR VALUE
   Lowest                       $     4.85     $    12.09      $     11.98     $     12.44     $    10.10     $     8.22
                                ==========     ==========      ===========     ===========     ==========     ==========
   Highest                      $    13.84     $    16.57      $     17.09     $     18.77     $    10.35     $    13.45
                                ==========     ==========      ===========     ===========     ==========     ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF NET ASSETS
December 31, 2006
-------------------------------------------------------------------------

                               Wells Fargo    Wells Fargo     Wells Fargo
                                Variable       Variable        Variable
                                  Trust          Trust           Trust
                               Sub-Account    Sub-Account     Sub-Account
                               -----------   -------------   ------------
                               Wells Fargo                    Wells Fargo
                                Advantage     Wells Fargo      Advantage
                                  Asset        Advantage         Large
                               Allocation    Equity Income   Company Core
                               -----------   -------------   ------------
ASSETS
Investments at fair value        $644,723       $513,511       $521,345
                                 --------       --------       --------
   Total assets                  $644,723       $513,511       $521,345
                                 ========       ========       ========
NET ASSETS
Accumulation units               $644,723       $513,511       $521,345
Contracts in payout
   (annuitization) period              --             --             --
   Total net assets              $644,723       $513,511       $521,345
                                 ========       ========       ========
FUND SHARE INFORMATION
Number of shares                   45,628         26,001         33,420
                                 ========       ========       ========
Cost of investments              $536,956       $395,231       $419,847
                                 ========       ========       ========
ACCUMULATION UNIT FAIR VALUE
   Lowest                        $  11.83       $  12.94       $   7.61
                                 ========       ========       ========
   Highest                       $  11.83       $  12.94       $   7.61
                                 ========       ========       ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------

                                     AIM Variable  AIM Variable  AIM Variable  AIM Variable   AIM Variable  AIM Variable
                                       Insurance     Insurance    Insurance      Insurance     Insurance      Insurance
                                         Funds         Funds        Funds          Funds         Funds          Funds
                                      Sub-Account   Sub-Account  Sub-Account    Sub-Account    Sub-Account   Sub-Account
                                     ------------  ------------  ------------  -------------  ------------  ------------
                                                                                               AIM V. I.
                                       AIM V. I.     AIM V. I.                                  Capital       AIM V. I.
                                      Aggressive       Basic      AIM V. I.      AIM V. I.    Appreciation     Capital
                                      Growth (a)     Balanced    Basic Value   Blue Chip (b)  (a) (c) (d)    Development
                                     ------------  ------------  ------------  -------------  ------------  ------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $       --    $  150,821    $ 18,440     $   16,048     $    9,857    $      --
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk          (13,891)      (94,680)    (56,674)       (33,318)      (169,439)     (13,846)
      Administrative expense               (1,220)       (8,177)     (4,718)        (2,930)       (14,156)      (1,209)
                                       ----------    ----------    --------     ----------     ----------    ---------
      Net investment income (loss)        (15,111)       47,964     (42,952)       (20,200)      (173,738)     (15,055)
                                       ----------    ----------    --------     ----------     ----------    ---------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               3,922,054     1,449,895     879,929      6,428,362      3,456,667      307,259
      Cost of investments sold          3,669,684     1,352,179     706,075      7,263,089      3,499,355      241,878
                                       ----------    ----------    --------     ----------     ----------    ---------
         Realized gains (losses)
            on fund shares                252,370        97,716     173,854       (834,727)       (42,688)      65,381

Realized gain distributions                    --            --     203,891             --             --       23,333
                                       ----------    ----------    --------     ----------     ----------    ---------
      Net realized gains (losses)         252,370        97,716     377,745       (834,727)       (42,688)      88,714

Change in unrealized gains (losses)        87,345       567,700     187,915        495,814        530,143       84,147
                                       ----------    ----------    --------     ----------     ----------    ---------
      Net realized and unrealized
         gains (losses) on investments    339,715       665,416     565,660       (338,913)       487,455      172,861
                                       ----------    ----------    --------     ----------     ----------    ---------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $  324,604    $  713,380    $522,708     $ (359,113)    $  313,717    $ 157,806
                                       ==========    ==========    ========     ==========     ==========    =========

(a)  On May 1, 2006, AIM V. I. Aggressive Growth merged into AIM V. I Capital Appreciation
(b)  On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap Growth
(c)  On May 1, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(d)  On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Capital Appreciation

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
--------------------------------------------------------------------------------------------------------------------------

                                       AIM Variable   AIM Variable  AIM Variable  AIM Variable  AIM Variable  AIM Variable
                                         Insurance      Insurance    Insurance      Insurance    Insurance      Insurance
                                           Funds          Funds        Funds          Funds        Funds          Funds
                                       Sub-Account     Sub-Account   Sub-Account   Sub-Account   Sub-Account   Sub-Account
                                     ---------------  ------------  ------------  ------------  ------------  ------------
                                                        AIM V. I.     AIM V. I.     AIM V. I.
                                        AIM V. I.      Demographic   Diversified   Government     AIM V. I.     AIM V. I.
                                     Core Equity (e)   Trends (c)      Income      Securities    Growth (d)    High Yield
                                     ---------------  ------------  ------------  ------------  ------------  ------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $  127,214     $       --     $210,922     $  222,939    $        --    $196,630
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk          (238,048)       (12,482)     (41,925)       (67,871)       (21,768)    (24,308)
      Administrative expense               (19,576)        (1,118)      (3,486)        (5,846)        (1,785)     (2,094)
                                        ----------     ----------     --------     ----------    -----------    --------
      Net investment income (loss)        (130,410)       (13,600)     165,511        149,222        (23,553)    170,228
                                        ----------     ----------     --------     ----------    -----------    --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                6,365,715      1,483,553      838,882      1,572,358      5,969,147     535,967
      Cost of investments sold           6,184,133      1,890,549      938,283      1,578,756      7,066,317     506,358
                                        ----------     ----------     --------     ----------    -----------    --------
         Realized gains (losses)
            on fund shares                 181,582       (406,996)     (99,401)        (6,398)    (1,097,170)     29,609

Realized gain distributions                     --        144,790           --             --             --          --
                                        ----------     ----------     --------     ----------    -----------    --------
      Net realized gains (losses)          181,582       (262,206)     (99,401)        (6,398)    (1,097,170)     29,609

Change in unrealized gains (losses)      2,335,688        317,496       44,957        (19,398)     1,485,090      (8,774)
                                        ----------     ----------     --------     ----------    -----------    --------
      Net realized and unrealized
         gains (losses) on investments   2,517,270         55,290      (54,444)       (25,796)       387,920      20,835
                                        ----------     ----------     --------     ----------    -----------    --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $2,386,860     $   41,690     $111,067     $  123,426    $   364,367    $191,063
                                        ==========     ==========     ========     ==========    ===========    ========

(c)  On May 1, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(d)  On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Capital Appreciation
(e)  On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
--------------------------------------------------------------------------------------------------------------------------------

                                      AIM Variable   AIM Variable   AIM Variable  AIM Variable     AIM Variable     AIM Variable
                                       Insurance       Insurance      Insurance     Insurance        Insurance        Insurance
                                         Funds           Funds         Funds          Funds            Funds            Funds
                                      Sub-Account     Sub-Account   Sub-Account    Sub-Account     Sub-Account       Sub-Account
                                     -------------  --------------  ------------  ------------  ------------------  ------------
                                       AIM V. I.       AIM V. I.     AIM V. I.
                                     International     Large Cap      Mid Cap       AIM V. I.       AIM V. I.         AIM V. I.
                                        Growth      Growth (b) (f)  Core Equity   Money Market  Premier Equity (e)   Technology
                                     -------------  --------------  ------------  ------------  ------------------  ------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $   67,567      $ 10,106       $ 17,291     $   95,656      $   160,136        $     --
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk          (78,570)      (38,113)       (23,269)       (27,235)         (62,974)         (9,187)
      Administrative expense               (6,643)       (3,359)        (1,828)        (2,269)          (5,150)           (815)
                                       ----------      --------       --------     ----------      -----------        --------
      Net investment income (loss)        (17,646)      (31,366)        (7,806)        66,152           92,012         (10,002)
                                       ----------      --------       --------     ----------      -----------        --------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               1,807,962       848,890        409,087      1,248,882       16,958,232         308,833
      Cost of investments sold          1,379,873       809,970        354,192      1,248,882       18,481,477         259,013
                                       ----------      --------       --------     ----------      -----------        --------
         Realized gains (losses)
            on fund shares                428,089        38,920         54,895             --       (1,523,245)         49,820

Realized gain distributions                    --            --        184,238             --               --              --
                                       ----------      --------       --------     ----------      -----------        --------
      Net realized gains (losses)         428,089        38,920        239,133             --       (1,523,245)         49,820

Change in unrealized gains (losses)     1,184,150       617,829        (60,469)            --        2,443,556          30,170
                                       ----------      --------       --------     ----------      -----------        --------
      Net realized and unrealized
         gains (losses) on investments  1,612,239       656,749        178,664             --          920,311          79,990
                                       ----------      --------       --------     ----------      -----------        --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $1,594,593      $625,383       $170,858     $   66,152      $ 1,012,323        $ 69,988
                                       ==========      ========       ========     ==========      ===========        ========

(b)  On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap Growth
(e)  On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity
(f)  For the period beginning June 12, 2006, and ended December 31, 2006

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                    AIM Variable   AIM Variable   AIM Variable      AIM Variable    AIM Variable
                                     AIM Variable    Insurance      Insurance       Insurance        Insurance        Insurance
                                       Insurance       Funds          Funds           Funds            Funds            Funds
                                         Funds       Series II      Series II       Series II        Series II        Series II
                                      Sub-Account   Sub-Account    Sub-Account     Sub-Account      Sub-Account      Sub-Account
                                     ------------  -------------  -------------  --------------  ----------------  ---------------
                                                                                                                       AIM V. I.
                                                     AIM V. I.       AIM V. I.                                         Capital
                                       AIM V. I.    Aggressive        Basic         AIM V. I.        AIM V. I.     Appreciation II
                                       Utilities   Growth II (g)   Balanced II   Basic Value II  Blue Chip II (h)   (g) (i) (j)
                                     ------------  -------------  -------------  --------------  ----------------  ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $ 67,565        $   --        $ 11,567       $  2,083          $    --         $     --
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk        (23,646)         (155)         (9,393)       (27,961)          (2,130)         (11,681)
      Administrative expense             (2,001)          (11)           (701)        (3,368)            (149)          (1,244)
                                       --------        ------        --------       --------          -------         --------
      Net investment income (loss)       41,918          (166)          1,473        (29,246)          (2,279)         (12,925)
                                       --------        ------        --------       --------          -------         --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               592,273        33,996         132,600        676,945          325,578          252,131
      Cost of investments sold          409,962        25,306         109,958        520,808          285,555          216,409
                                       --------        ------        --------       --------          -------         --------
         Realized gains (losses)
            on fund shares              182,311         8,690          22,642        156,137           40,023           35,722

Realized gain distributions              41,714            --              --         72,400               --               --
                                       --------        ------        --------       --------          -------         --------
   Net realized gains (losses)          224,025         8,690          22,642        228,537           40,023           35,722

Change in unrealized gains (losses)     167,528        (5,746)         34,608         11,506          (51,525)           9,384
                                       --------        ------        --------       --------          -------         --------
   Net realized and unrealized
      gains (losses) on investments     391,553         2,944          57,250        240,043          (11,502)          45,106
                                       --------        ------        --------       --------          -------         --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $433,471        $2,778        $ 58,723       $210,797         $(13,781)        $ 32,181
                                       ========        ======        ========       ========         ========         ========

(g)  On May 1, 2006, AIM V. I. Aggressive Growth II merged into AIM V. I Capital Appreciation II
(h)  On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(i)  On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(j)  On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                      AIM Variable      AIM Variable      AIM Variable  AIM Variable   AIM Variable  AIM Variable
                                        Insurance         Insurance        Insurance      Insurance     Insurance      Insurance
                                          Funds             Funds            Funds          Funds         Funds          Funds
                                        Series II         Series II        Series II      Series II     Series II      Series II
                                       Sub-Account       Sub-Account      Sub-Account    Sub-Account   Sub-Account    Sub-Account
                                     --------------  ------------------  -------------  ------------  -------------  -------------
                                        AIM V. I.                          AIM V. I.      AIM V. I.     AIM V. I.
                                         Capital          AIM V. I.       Demographic    Diversified    Government     AIM V. I.
                                     Development II  Core Equity II (k)  Trends II (i)    Income II   Securities II  Growth II (j)
                                     --------------  ------------------  -------------  ------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $    --          $  2,347          $    --        $ 9,277       $  6,251      $     --
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk            (683)           (5,168)          (1,293)        (2,335)        (3,558)         (379)
      Administrative expense                 (47)             (488)             (89)          (174)          (261)          (24)
                                         -------          --------          -------        -------       --------      --------
      Net investment income (loss)          (730)           (3,309)          (1,382)         6,768          2,432          (403)
                                         -------          --------          -------        -------       --------      --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                 29,583           135,218          106,536         59,554        502,581        82,122
      Cost of investments sold            19,811           124,630           93,442         61,672        524,277        58,220
                                         -------          --------          -------        -------       --------      --------
         Realized gains (losses)
            on fund shares                 9,772            10,588           13,094         (2,118)       (21,696)       23,902
Realized gain distributions                  427                --           11,953             --             --            --
                                         -------          --------          -------        -------       --------      --------
      Net realized gains (losses)         10,199            10,588           25,047         (2,118)       (21,696)       23,902

Change in unrealized gains (losses)       (2,890)           38,761          (20,969)           458         19,292       (18,618)
                                         -------          --------          -------        -------       --------      --------
      Net realized and unrealized
         gains (losses) on investments     7,309            49,349            4,078         (1,660)        (2,404)        5,284
                                         -------          --------          -------        -------       --------      --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $ 6,579          $ 46,040          $ 2,696        $ 5,108       $     28      $  4,881
                                         =======          ========          =======        =======       ========      ========

(i)  On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(j)  On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II
(k)  On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                     AIM Variable   AIM Variable      AIM Variable     AIM Variable   AIM Variable  AIM Variable
                                       Insurance      Insurance        Insurance         Insurance      Insurance      Insurance
                                         Funds          Funds            Funds             Funds          Funds          Funds
                                       Series II      Series II        Series II         Series II      Series II      Series II
                                      Sub-Account    Sub-Account      Sub-Account       Sub-Account    Sub-Account    Sub-Account
                                     -------------  -------------  -----------------  --------------  ------------  --------------
                                                      AIM V. I.        AIM V. I.         AIM V. I.      AIM V. I.      AIM V. I.
                                       AIM V. I.    International      Large Cap          Mid Cap         Money         Premier
                                     High Yield II    Growth II    Growth II (f) (h)  Core Equity II    Market II    Equity II (k)
                                     -------------  -------------  -----------------  --------------  ------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $ 15,055       $ 1,979          $     --         $  5,308       $  7,801       $  2,805
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk          (3,437)       (2,985)           (2,557)         (11,660)        (2,819)        (1,815)
      Administrative expense                (270)         (228)             (177)          (1,217)          (201)          (184)
                                        --------       -------          --------         --------       --------       --------
      Net investment income (loss)        11,348        (1,234)           (2,734)          (7,569)         4,781            806
                                        --------       -------          --------         --------       --------       --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                567,112        43,698           157,762          142,102        190,205        414,656
      Cost of investments sold           577,230        25,818           142,991          128,956        190,205        347,135
                                        --------       -------          --------         --------       --------       --------
         Realized gains (losses)
            on fund shares               (10,118)       17,880            14,771           13,146             --         67,521

Realized gain distributions                   --            --                --           75,796             --              -
                                        --------       -------          --------         --------       --------       --------
      Net realized gains (losses)        (10,118)       17,880            14,771           88,942             --         67,521

Change in unrealized gains (losses)       24,133        35,402            22,371          (11,531)            --        (49,821)
                                        --------       -------          --------         --------       --------       --------
      Net realized and unrealized
         gains (losses) on investments    14,015        53,282            37,142           77,411             --         17,700
                                        --------       -------          --------         --------       --------       --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $ 25,363       $52,048          $ 34,408         $ 69,842       $  4,781       $ 18,506
                                        ========       =======          ========         ========       ========       ========

(f)  For the period beginning June 12, 2006, and ended December 31, 2006
(h)  On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(k)  On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-----------------------------------------------------------------------------------------------------------------------

                                                                    Alliance      Alliance      Alliance      Alliance
                                      AIM Variable   AIM Variable   Bernstein    Bernstein     Bernstein     Bernstein
                                       Insurance      Insurance     Variable      Variable       Variable     Variable
                                         Funds          Funds        Product      Product       Product       Product
                                       Series II      Series II    Series Fund  Series Fund   Series Fund   Series Fund
                                      Sub-Account    Sub-Account   Sub-Account  Sub-Account   Sub-Account   Sub-Account
                                     -------------  -------------  -----------  -----------  -------------  -----------
                                                                                 Alliance       Alliance     Alliance
                                                                     Alliance    Bernstein     Bernstein     Bernstein
                                       AIM V. I.      AIM V. I.     Bernstein    Growth &    International   Large Cap
                                     Technology II  Utilities II      Growth      Income         Value        Growth
                                     -------------  -------------  -----------  -----------  -------------  -----------
NET INVESTMENT INCOME (LOSS)
Dividends                                $   --        $ 1,015      $      --   $   76,792     $  7,940      $     --
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk           (156)          (422)       (42,628)     (89,724)      (9,078)       (9,089)
      Administrative expense                (10)           (30)        (4,607)      (8,382)      (1,155)         (861)
                                         ------        -------      ---------   ----------       ------      --------
      Net investment income (loss)         (166)           563        (47,235)     (21,314)      (2,293)       (9,950)
                                         ------        -------      ---------   ----------       ------      --------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                   842         17,663        568,694    1,319,226      144,266       241,990
      Cost of investments sold              683         10,975        504,518    1,114,583      122,688       248,166
                                         ------        -------      ---------   ----------      -------      --------
         Realized gains (losses)
            on fund shares                  159          6,688         64,176      204,643       21,578        (6,176)

Realized gain distributions                  --            641             --      344,792       11,286            --
                                         ------        -------      ---------   ----------     --------      --------
      Net realized gains (losses)           159          7,329         64,176      549,435       32,864        (6,176)

Change in unrealized gains (losses)         842         (1,200)      (117,711)     376,653      139,223        11,091
                                         ------        -------      ---------   ----------     --------      --------
      Net realized and unrealized
         gains (losses) on investments    1,001          6,129        (53,535)     926,088      172,087         4,915
                                         ------        -------      ---------   ----------     --------      --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $  835        $ 6,692      $(100,770)  $  904,774     $169,794      $ (5,035)
                                         ======        =======      =========   ==========     ========      ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                        Alliance       Alliance       Alliance                                     Dreyfus
                                        Bernstein      Bernstein     Bernstein                                    Socially
                                        Variable       Variable       Variable   Delaware Group  Delaware Group  Responsible
                                         Product        Product       Product        Premium        Premium        Growth
                                       Series Fund    Series Fund   Series Fund    Fund, Inc.      Fund, Inc.    Fund, Inc.
                                       Sub-Account    Sub-Account   Sub-Account    Sub-Account    Sub-Account    Sub-Account
                                       -----------  --------------  -----------  --------------  --------------  -----------
                                        Alliance                                                                   Dreyfus
                                        Bernstein      Alliance       Alliance      Delaware                      Socially
                                        Small/Mid      Bernstein     Bernstein    VIP GP Small      Delaware     Responsible
                                        Cap Value   Utility Income     Value        Cap Value     VIP GP Trend   Growth Fund
                                       -----------  --------------  -----------  --------------  --------------  -----------
NET INVESTMENT INCOME (LOSS)
Dividends                              $  7,439       $ 2,273        $   175       $  9,458        $     --       $   270
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk        (46,756)       (1,487)          (331)       (44,028)        (13,411)       (2,899)
      Administrative expense             (5,937)         (193)           (40)        (3,829)         (1,166)         (252)
                                       --------       -------        -------       --------        --------       -------
      Net investment income (loss)      (45,254)          593           (196)       (38,399)        (14,577)       (2,881)
                                       --------       -------        -------       --------        --------       -------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               527,897         5,296         15,578        402,687         200,978        12,238
      Cost of investments sold          453,954         4,858         14,203        280,357         144,669        12,643
                                       --------       -------        -------       --------        --------       -------
         Realized gains (losses)
            on fund shares               73,943           438          1,375        122,330          56,309          (405)
Realized gain distributions             219,622            --            497        251,088              --            --
                                       --------       -------        -------       --------        --------       -------
      Net realized gains (losses)       293,565           438          1,872        373,418          56,309          (405)

Change in unrealized gains (losses)     111,827        19,353          2,044        183,573          25,984        22,624
                                       --------       -------        -------       --------        --------       -------
      Net realized and unrealized
         gains (losses) on investments  405,392        19,791          3,916        556,991          82,293        22,219
                                       --------       -------        -------       --------        --------       -------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $360,138       $20,384        $ 3,720       $518,592        $ 67,716       $19,338
                                       ========       =======        =======       ========        ========       =======

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
---------------------------------------------------------------------------------------------------------------------------------

                                                       Dreyfus      Dreyfus           DWS              DWS              DWS
                                                      Variable      Variable       Variable          Variable        Variable
                                     Dreyfus Stock   Investment    Investment     Investment        Investment      Investment
                                      Index Fund        Fund          Fund         Series I          Series I        Series I
                                      Sub-Account    Sub-Account   Sub-Account  Sub-Account (l)  Sub-Account (l)  Sub-Account (l)
                                     -------------  ------------  ------------  ---------------  ---------------  ---------------
                                                                                                     DWS VIP          DWS VIP
                                     Dreyfus Stock   VIF Capital      VIF           DWS VIP          Capital        Growth and
                                      Index Fund    Appreciation  Money Market    Bond A (m)       Growth A (n)    Income A (o)
                                     -------------  ------------  ------------  ---------------  ---------------  ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $101,954       $ 12,211      $130,407         $1,670           $ 19            $   43
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk        (70,462)        (9,235)      (33,445)          (216)           (14)              (22)
      Administrative expense             (6,127)          (803)       (2,908)          (133)           (10)              (16)
                                       --------       --------      --------         ------           ----            ------
      Net investment income (loss)       25,365          2,173        94,054          1,321             (5)                5
                                       --------       --------      --------         ------           ----            ------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               586,788        169,258       911,785            345             21             4,001
      Cost of investments sold          470,396        142,959       911,785            346             20             3,117
                                       --------       --------      --------         ------           ----            ------
         Realized gains (losses)
            on fund shares              116,392         26,299            --             (1)             1               884

Realized gain distributions                  --             --            --             53             --                --
                                       --------       --------      --------         ------           ----            ------
      Net realized gains (losses)       116,392         26,299            --             52              1               884

Change in unrealized gains (losses)     681,227         85,670            --            339            256              (194)
                                       --------       --------      --------         ------           ----            ------
      Net realized and unrealized
         gains (losses) on investments  797,619        111,969            --            391            257               690
                                       --------       --------      --------         ------           ----            ------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $822,984       $114,142      $ 94,054         $1,712           $252            $  695
                                       ========       ========      ========         ======           ====            ======

(l)  Previously known as Scudder Variable Series I Sub-Account
(m)  Previously known as Bond
(n)  Previously known as Capital Growth
(o)  Previously known as Growth & Income

See  notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                         Fidelity
                                        DWS               DWS             DWS               DWS              DWS         Variable
                                      Variable         Variable         Variable         Variable          Variable     Insurance
                                     Investment       Investment       Investment       Investment        Investment     Products
                                      Series I          Series I        Series II         Series II        Series II       Fund
                                  Sub-Account (l)   Sub-Account (l) Sub-Account (p)   Sub-Account (p)  Sub-Account (p) Sub-Account
                                 ----------------- ---------------- --------------- ------------------ --------------- -----------
                                                        DWS VIP                           DWS VIP          DWS VIP
                                      DWS VIP            Money          DWS VIP            Money          Small Cap        VIP
                                 International (q) Market A (r) (s)  Balanced A (t) Market A II (s)(u)   Growth A (v)   Contrafund
                                 ----------------- ---------------- --------------- ------------------ --------------- -----------
NET INVESTMENT INCOME (LOSS)
Dividends                              $   88           $ 1,387         $   --            $  406             $ --       $  70,776
Charges from Allstate Life
   Insurance Company of New York:
         Mortality and expense risk       (19)             (126)            (4)              (46)             (13)        (63,490)
      Administrative expense              (14)              (87)            (2)              (33)             (10)         (5,521)
                                       ------           -------         ------            ------             ----       ---------
      Net investment income (loss)         55             1,174             (6)              327              (23)          1,765
                                       ------           -------         ------            ------             ----       ---------
NET REALIZED AND UNREALIZED
    GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                  31            76,930          3,582             1,078               22         726,810
      Cost of investments sold             35            76,930          3,240             1,078               20         518,387
                                       ------           -------         ------            ------             ----       ---------
         Realized gains (losses)
            on fund shares                 (4)               --            342                --                2         208,423

Realized gain distributions                --                --             --                --               --         456,390
                                       ------           -------         ------            ------             ----       ---------
      Net realized gains (losses)          (4)               --            342                --                2         664,813

Change in unrealized gains (losses)     1,018                --           (225)               --              160        (112,078)
                                       ------           -------         ------            ------             ----       ---------
      Net realized and unrealized
         gains (losses) on investments  1,014                --            117                --              162         552,735
                                       ------           -------         ------            ------             ----       ---------
INCREASE (DECREASE) IN NET ASSETS
      FROM OPERATIONS                  $1,069           $ 1,174         $  111            $  327             $139       $ 554,500
                                       ======           =======         ======            ======             ====       =========

(l)  Previously known as Scudder Variable Series I Sub-Account
(p)  Previously known as Scudder Variable Series II Sub-Account
(q)  Previously known as International
(r)  Previously known as Money Market
(s)  On November 3, 2006, DWS Money Market A merged into DWS Money Market A II
(t)  Previously known as Total Return
(u)  For period beginning November 3, 2006, and ended December 31, 2006
(v)  Previously known as Small Cap Growth

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------

                                        Fidelity       Fidelity       Fidelity       Fidelity       Fidelity       Fidelity
                                        Variable       Variable       Variable       Variable       Variable       Variable
                                       Insurance      Insurance      Insurance      Insurance      Insurance       Insurance
                                     Products Fund  Products Fund  Products Fund  Products Fund  Products Fund   Products Fund
                                      Sub-Account    Sub-Account    Sub-Account    Sub-Account    Sub-Account     Sub-Account
                                     -------------  -------------  -------------  -------------  -------------  --------------
                                          VIP                        VIP Growth      VIP High                   VIP Investment
                                     Equity-Income    VIP Growth   Opportunities      Income     VIP Index 500    Grade Bond
                                     -------------  -------------  -------------  -------------  -------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $176,320       $ 17,675       $  4,830       $ 76,288       $ 70,259       $ 96,425
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk         (60,924)       (52,922)        (7,571)       (12,055)       (45,653)       (26,732)
      Administrative expense              (5,298)        (4,602)          (658)        (1,048)        (3,970)        (2,325)
                                        --------       --------       --------       --------       --------       --------
      Net investment income (loss)       110,098        (39,849)        (3,399)        63,185         20,636         67,368
                                        --------       --------       --------       --------       --------       --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                800,824        656,542        115,405        207,514        498,486        539,286
      Cost of investments sold           650,807        574,377         96,231        200,691        419,311        563,356
                                        --------       --------       --------       --------       --------       --------
         Realized gains (losses)
            on fund shares               150,017         82,165         19,174          6,823         79,175        (24,070)

Realized gain distributions              637,653             --             --             --             --          5,774
                                        --------       --------       --------       --------       --------       --------
      Net realized gains (losses)        787,670         82,165         19,174          6,823         79,175        (18,296)

Change in unrealized gains (losses)       22,647        205,911         14,639         30,107        441,587         16,172
                                        --------       --------       --------       --------       --------       --------
      Net realized and unrealized
         gains (losses) on investments   810,317        288,076         33,813         36,930        520,762         (2,124)
                                        --------       --------       --------       --------       --------       --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $920,415       $248,227       $ 30,414       $100,115       $541,398       $ 65,244
                                        ========       ========       ========       ========       ========       ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-------------------------------------------------------------------------------------------------------------------------------

                                                       Fidelity        Fidelity        Fidelity        Fidelity       Fidelity
                                                       Variable        Variable        Variable        Variable       Variable
                                        Fidelity       Insurance       Insurance       Insurance       Insurance      Insurance
                                        Variable     Products Fund   Products Fund   Products Fund   Products Fund  Products Fund
                                       Insurance       (Service        (Service        (Service        (Service       (Service
                                     Products Fund     Class 2)        Class 2)        Class 2)        Class 2)        Class 2)
                                      Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account    Sub-Account
                                     -------------  --------------  --------------  --------------  --------------  -------------
                                                                                                                     VIP Freedom
                                                                     VIP  Freedom    VIP  Freedom    VIP  Freedom    Growth Stock
                                                    VIP Contrafund  2010 Portfolio  2020 Portfolio  2030 Portfolio    Portfolio
                                                       (Service        (Service        (Service        (Service       (Service
                                      VIP Overseas     Class 2)      Class 2) (w)    Class 2) (w)    Class 2) (w)    Class 2) (w)
                                     -------------  --------------  --------------  --------------  --------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $ 14,586       $ 19,430         $1,584          $ 2,201         $ 4,246         $  --
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk         (20,879)       (22,475)          (274)            (589)         (1,040)          (22)
      Administrative expense              (1,816)        (3,009)           (43)             (98)           (171)           (3)
                                        --------       --------         ------          -------         -------         -----
      Net investment income (loss)        (8,109)        (6,054)         1,267            1,514           3,035           (25)
                                        --------       --------         ------          -------         -------         -----
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                865,301        435,750          1,600           10,406           1,153            23
      Cost of investments sold           692,875        408,220          1,618           10,550           1,101            23
                                        --------       --------         ------          -------         -------         -----
         Realized gains (losses)
            on fund shares               172,426         27,530            (18)            (144)             52            --

Realized gain distributions               10,140        206,782            438            1,467           3,325            --
                                        --------       --------         ------          -------         -------         -----
      Net realized gains (losses)        182,566        234,312            420            1,323           3,377            --

Change in unrealized gains (losses)      120,263        (37,886)         1,065            4,931          12,948          (109)
                                        --------       --------         ------          -------         -------         -----
      Net realized and unrealized
         gains (losses) on investments   302,829        196,426          1,485            6,254          16,325          (109)
                                        --------       --------         ------          -------         -------         -----
INCREASE (DECREASE) IN NET ASSETS
    FROM OPERATIONS                     $294,720       $190,372         $2,752          $ 7,768         $19,360         $(134)
                                        ========       ========         ======          =======         =======         =====

(w) For the period beginning May 1, 2006, and ended December 31, 2006

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                                               Fidelity       Fidelity     Fidelity      Fidelity      Fidelity      Fidelity
                                               Variable       Variable     Variable      Variable      Variable      Variable
                                              Insurance      Insurance     Insurance     Insurance    Insurance     Insurance
                                            Products Fund  Products Fund Products Fund Products Fund Products Fund Products Fund
                                              (Service       (Service      (Service      (Service      (Service      (Service
                                              Class 2)       Class 2)      Class 2)      Class 2)      Class 2)      Class 2)
                                             Sub-Account    Sub-Account   Sub-Account   Sub-Account   Sub-Account   Sub-Account
                                          ---------------- ------------- ------------- ------------- ------------- -------------
                                             VIP Freedom    VIP Growth &   VIP High        VIP                         VIP
                                          Income Portfolio     Income       Income      Index 500     VIP MidCap   Money Market
                                              (Service        (Service     (Service      (Service     (Service       (Service
                                            Class 2) (w)      Class 2)     Class 2)    Class 2) (w)   Class 2)     Class 2) (w)
                                          ---------------- ------------- ------------- ------------- ------------- -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                      $ 2,977        $   858       $15,951      $    --       $    630      $   882
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk                  (174)        (2,362)       (3,101)      (1,792)       (12,416)        (250)
      Administrative expense                       (30)          (316)         (409)        (248)        (1,587)         (35)
                                               -------        -------       -------      -------       --------      -------
      Net investment income (loss)               2,773         (1,820)       12,441       (2,040)       (13,373)         597
                                               -------        -------       -------      -------       --------      -------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                          180         13,184        56,356       59,675        154,653       51,208
      Cost of investments sold                     179         12,161        54,804       55,634        148,490       51,208
                                               -------        -------       -------      -------       --------      -------
         Realized gains (losses)
            on fund shares                           1          1,023         1,552        4,041          6,163           --

Realized gain distributions                        496          3,106            --           --         42,030           --
                                               -------        -------       -------      -------       --------      -------
      Net realized gains (losses)                  497          4,129         1,552        4,041         48,193           --

Change in unrealized gains (losses)             (2,464)        15,386         5,060       26,484         73,202           --
                                               -------        -------       -------      -------       --------      -------
      Net realized and unrealized
         gains (losses) on investments          (1,967)        19,515         6,612       30,525        121,395           --
                                               -------        -------       -------      -------       --------      -------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                             $   806        $17,695       $19,053      $28,485       $108,022      $   597
                                               =======        =======       =======      =======       ========      =======

(w) For period beginning May 1, 2006, and ended December 31, 2006

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-------------------------------------------------------------------------------------------------------------------------------

                                         Franklin       Franklin         Franklin        Franklin       Franklin      Franklin
                                         Templeton      Templeton       Templeton        Templeton     Templeton      Templeton
                                         Variable       Variable         Variable        Variable       Variable      Variable
                                         Insurance      Insurance       Insurance        Insurance     Insurance      Insurance
                                      Products Trust Products Trust   Products Trust  Products Trust Products Trust Products Trust
                                        Sub-Account    Sub-Account     Sub-Account      Sub-Account   Sub-Account     Sub-Account
                                      -------------- --------------- ---------------- -------------- -------------- --------------
                                       Franklin Flex Franklin Growth                     Franklin    Franklin Large Franklin Small
                                        Cap Growth     and Income      Franklin High      Income       Cap Growth      Cap Value
                                        Securities     Securities    Income Sec 2 (x)   Securities     Securities     Securities
                                      -------------- --------------- ---------------- -------------- -------------- --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                 $     7       $  305,849       $ 42,056       $  651,074     $   89,395     $   59,441
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk           (1,011)        (169,939)        (8,844)        (251,380)      (153,810)      (123,583)
      Administrative expense                 (136)         (23,989)        (1,133)         (34,363)       (21,876)       (17,365)
                                          -------       ----------       --------       ----------     ----------     ----------
      Net investment income (loss)         (1,140)         111,921         32,079          365,331        (86,291)       (81,507)
                                          -------       ----------       --------       ----------     ----------     ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                   3,948        1,923,864        143,938        3,007,555      1,842,092      1,341,784
      Cost of investments sold              3,817        1,781,057        141,192        2,807,862      1,766,205      1,125,615
                                          -------       ----------       --------       ----------     ----------     ----------
         Realized gains (losses)
            on fund shares                    131          142,807          2,746          199,693         75,887        216,169

Realized gain distributions                    --          634,379             --           87,089             --        332,614
                                          -------       ----------       --------       ----------     ----------     ----------
      Net realized gains (losses)             131          777,186          2,746          286,782         75,887        548,783

Change in unrealized gains (losses)         3,460          906,181         11,645        2,283,887      1,188,735        732,724
                                          -------       ----------       --------       ----------     ----------     ----------
      Net realized and unrealized
         gains (losses) on investments      3,591        1,683,367         14,391        2,570,669      1,264,622      1,281,507
                                          -------       ----------       --------       ----------     ----------     ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                        $ 2,451       $1,795,288       $ 46,470       $2,936,000     $1,178,331     $1,200,000
                                          =======       ==========       ========       ==========     ==========     ==========

(x) Previously known as Franklin High Income

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                        Franklin        Franklin        Franklin        Franklin        Franklin        Franklin
                                        Templeton       Templeton      Templeton        Templeton      Templeton        Templeton
                                        Variable        Variable        Variable        Variable        Variable        Variable
                                        Insurance       Insurance      Insurance        Insurance      Insurance        Insurance
                                     Products Trust  Products Trust  Products Trust  Products Trust  Products Trust  Products Trust
                                       Sub-Account     Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                                       Templeton
                                                                                                       Developing       Templeton
                                      Franklin U.S.      Mutual      Mutual Shares      Templeton       Markets          Foreign
                                       Government       Discovery      Securities    Asset Strategy    Securities      Securities
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $227,240         $   799       $  211,491       $ 42,314       $   49,533     $  180,796
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk         (71,222)         (2,178)        (221,062)        (7,045)         (59,200)      (197,787)
      Administrative expense             (10,143)           (286)         (30,290)          (613)          (8,313)       (26,270)
                                        --------         -------       ----------       --------       ----------     ----------
      Net investment income (loss)       145,875          (1,665)         (39,861)        34,656          (17,980)       (43,261)
                                        --------         -------       ----------       --------       ----------     ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                961,657          22,924        2,478,611         42,250        1,515,895      2,085,060
      Cost of investments sold           978,332          22,295        2,071,259         33,790        1,239,143      1,737,809
                                        --------         -------       ----------       --------       ----------     ----------
         Realized gains (losses)
            on fund shares               (16,675)            629          407,352          8,460          276,752        347,251

Realized gain distributions                   --           2,827          538,614         37,827               --             --
                                        --------         -------       ----------       --------       ----------     ----------
      Net realized gains (losses)        (16,675)          3,456          945,966         46,287          276,752        347,251

Change in unrealized gains (losses)       10,953          39,710        1,668,509         31,131          740,970      2,487,837
                                        --------         -------       ----------       --------       ----------     ----------
      Net realized and unrealized
         gains (losses) on investments    (5,722)         43,166        2,614,475         77,418        1,017,722      2,835,088
                                        --------         -------       ----------       --------       ----------     ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $140,153         $41,501       $2,574,614       $112,074       $  999,742     $2,791,827
                                        ========         =======       ==========       ========       ==========     ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
--------------------------------------------------------------------------------------------------------------------------------

                                     Goldman Sachs  Goldman Sachs   Goldman Sachs   Goldman Sachs       Lord          Lord
                                       Variable       Variable         Variable       Variable         Abbett        Abbett
                                       Insurance      Insurance       Insurance       Insurance        Series        Series
                                         Trust          Trust           Trust           Trust           Fund          Fund
                                      Sub-Account    Sub-Account     Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                     -------------  -------------  ---------------   -------------   -----------  --------------
                                                                         VIT             VIT
                                          VIT            VIT          Structured     Structured
                                      Growth and       Mid Cap        Small Cap      U.S. Equity
                                        Income          Value      Equity Fund (y)    Fund (z)       All Value   Bond-Debenture
                                     -------------  -------------  --------------   --------------   -----------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $ 1,451       $ 3,373        $  2,797        $ 1,850         $ 13,832      $390,321
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense              (1,145)       (5,422)         (7,216)        (1,708)         (28,451)      (72,457)
      Administrative expense               (149)         (709)           (962)          (219)          (4,116)      (10,492)
                                        -------       -------        --------        -------         --------      --------
      Net investment income (loss)          157        (2,758)         (5,381)           (77)         (18,735)      307,372
                                        -------       -------        --------        -------         --------      --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                 8,851        71,317         196,733         11,997          268,616       638,445
      Cost of investments sold            7,681        64,813         183,465         10,935          235,183       629,085
                                        -------       -------        --------        -------         --------      --------
         Realized gains (losses)
            on fund shares                1,170         6,504          13,268          1,062           33,433         9,360

Realized gain distributions               3,488        37,157          30,531             --           60,886            --
                                        -------       -------        --------        -------         --------      --------

      Net realized gains (losses)         4,658        43,661          43,799          1,062           94,319         9,360

Change in unrealized gains (losses)       9,981         8,874           7,035         11,700          177,328       109,774
                                        -------       -------        --------        -------         --------      --------
      Net realized and unrealized
         gains (losses) on investments   14,639        52,535          50,834         12,762          271,647       119,134
                                        -------       -------        --------        -------         --------      --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $14,796       $49,777        $ 45,453        $12,685         $252,912      $426,506
                                        =======       =======        ========        =======         ========      ========

(y) Previously known as VIT CORE Small Cap Equity
(z) Previously known as VIT CORE U.S. Equity

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                             Lord          Lord           Lord
                                            Abbett        Abbett         Abbett    MFS Variable   MFS Variable  MFS Variable
                                            Series        Series         Series      Insurance     Insurance      Insurance
                                             Fund          Fund           Fund         Trust         Trust          Trust
                                          Sub-Account   Sub-Account   Sub-Account   Sub-Account   Sub-Account    Sub-Account
                                          -----------  -------------  -----------  ------------  -------------  ------------
                                          Growth and      Growth        Mid-Cap         MFS      MFS Investors     MFS New
                                            Income     Opportunities     Value      High Income      Trust        Discovery
                                          -----------  -------------  -----------  ------------  -------------  ------------
NET INVESTMENT INCOME (LOSS)
Dividends                                 $   52,392     $     --     $   35,926     $43,516       $  4,891       $    --
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk             (53,873)     (26,073)       (91,275)     (6,408)       (11,570)       (8,536)
      Administrative expense                  (7,462)      (3,651)       (12,725)       (557)        (1,006)         (738)
                                          ----------     --------     ----------     -------       --------       -------
      Net investment income (loss)            (8,943)     (29,724)       (68,074)     36,551         (7,685)       (9,274)
                                          ----------     --------     ----------     -------       --------       -------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                  1,017,097      260,733      1,379,187      56,180        318,295        63,297
      Cost of investments sold               957,249      243,060      1,329,761      55,262        248,511        52,178
                                          ----------     --------     ----------     -------       --------       -------
         Realized gains (losses)
            on fund shares                    59,848       17,673         49,426         918         69,784        11,119

Realized gain distributions                  140,394       26,778        559,768          --             --        13,236
                                          ----------     --------     ----------     -------       --------       -------

      Net realized gains (losses)            200,242       44,451        609,194         918         69,784        24,355

Change in unrealized gains (losses)          369,570      117,021        156,596      11,232         51,521        66,546
                                          ----------     --------     ----------     -------       --------       -------
      Net realized and unrealized
         gains (losses) on investments       569,812      161,472        765,790      12,150        121,305        90,901
                                          ----------     --------     ----------     -------       --------       -------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                        $  560,869     $131,748     $  697,716     $48,701       $113,620       $81,627
                                          ==========     ========     ==========     =======       ========       =======

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
---------------------------------------------------------------------------------------------------------------------------------

                                                   Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                     MFS Variable     Variable        Variable        Variable        Variable        Variable
                                       Insurance     Investment      Investment      Investment      Investment      Investment
                                         Trust         Series          Series          Series          Series          Series
                                      Sub-Account    Sub-Account    Sub-Account      Sub-Account    Sub-Account      Sub-Account
                                     ------------  --------------  --------------  --------------  --------------  --------------
                                     MFS Research    Aggressive       Dividend                        European         Global
                                         Bond          Equity          Growth          Equity          Growth         Advantage
                                     ------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $ 51,013       $     --       $  379,421     $        --      $  145,221       $  7,194
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk        (14,345)       (18,179)        (353,502)       (220,982)       (109,120)       (11,869)
      Administrative expense             (1,247)        (1,375)         (26,905)        (16,878)         (8,429)          (884)
                                       --------       --------       ----------     -----------      ----------       --------
      Net investment income (loss)       35,421        (19,554)            (986)       (237,860)         27,672         (5,559)
                                       --------       --------       ----------     -----------      ----------       --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               292,749        406,082        7,825,561       6,468,875       2,138,551        261,968
      Cost of investments sold          298,021        398,513        8,034,296       7,814,680       1,827,695        292,101
                                       --------       --------       ----------     -----------      ----------       --------
         Realized gains (losses)
            on fund shares               (5,272)         7,569         (208,735)     (1,345,805)        310,856        (30,133)

Realized gain distributions               5,769             --               --              --              --             --
                                       --------       --------       ----------     -----------      ----------       --------
      Net realized gains (losses)           497          7,569         (208,735)     (1,345,805)        310,856        (30,133)

Change in unrealized gains (losses)      (4,332)        95,682        2,599,660       1,891,584       1,800,677        167,564
                                       --------       --------       ----------     -----------      ----------       --------
      Net realized and unrealized
         gains (losses) on investments   (3,835)       103,251        2,390,925         545,779       2,111,533        137,431
                                       --------       --------       ----------     -----------      ----------       --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $ 31,586       $ 83,697       $2,389,939     $   307,919      $2,139,205       $131,872
                                       ========       ========       ==========     ===========      ==========       ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                       Morgan Stanley Morgan Stanley Morgan Stanley  Morgan Stanley  Morgan Stanley Morgan Stanley
                                          Variable       Variable       Variable        Variable        Variable       Variable
                                         Investment     Investment     Investment      Investment      Investment     Investment
                                           Series         Series         Series          Series          Series         Series
                                         Sub-Account    Sub-Account   Sub-Account      Sub-Account    Sub-Account     Sub-Account
                                       -------------- -------------- -------------- ---------------- -------------- --------------
                                           Global
                                          Dividend                                                      Limited
                                           Growth       High Yield   Income Builder Information (aa)    Duration     Money Market
                                       -------------- -------------- -------------- ---------------- -------------- --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $  179,445     $  79,887       $ 41,476        $     --        $ 66,203      $  300,853
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk           (114,969)      (14,332)       (20,706)           (568)        (18,607)        (85,665)
      Administrative expense                 (8,914)       (1,067)        (1,568)            (42)         (1,423)         (6,438)
                                         ----------     ---------       --------        --------        --------      ----------
      Net investment income (loss)           55,562        64,488         19,202            (610)         46,173         208,750
                                         ----------     ---------       --------        --------        --------      ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                 2,286,633       333,722        460,868          98,514         851,147       6,087,515
      Cost of investments sold            1,784,424       816,090        399,600         107,302         900,031       6,087,515
                                         ----------     ---------       --------        --------        --------      ----------
         Realized gains (losses)
            on fund shares                  502,209      (482,368)        61,268          (8,788)        (48,884)             --

Realized gain distributions                 114,346            --             --              --              --              --
                                         ----------     ---------       --------        --------        --------      ----------
      Net realized gains (losses)           616,555      (482,368)        61,268          (8,788)        (48,884)             --

Change in unrealized gains (losses)         974,461       500,690         99,822           2,123          41,247              --
                                         ----------     ---------       --------        --------        --------      ----------
      Net realized and unrealized
         gains (losses) on investments    1,591,016        18,322        161,090          (6,665)         (7,637)             --
                                         ----------     ---------       --------        --------        --------      ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $1,646,578     $  82,810       $180,292        $ (7,275)       $ 38,536      $  208,750
                                         ==========     =========       ========        ========        ========      ==========

(aa) For the period beginning January 1, 2006, and ended June 23, 2006

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Morgan Stanley   Morgan Stanley
                                      Morgan Stanley Morgan Stanley Morgan Stanley Morgan Stanley     Variable         Variable
                                         Variable       Variable       Variable       Variable       Investment       Investment
                                        Investment     Investment     Investment     Investment        Series           Series
                                          Series         Series         Series         Series     (Class Y Shares) (Class Y Shares)
                                        Sub-Account    Sub-Account   Sub-Account     Sub-Account    Sub-Account       Sub-Account
                                      -------------- -------------- -------------- -------------- ---------------- ----------------
                                                                                                     Aggressive        Dividend
                                          Quality                                                      Equity           Growth
                                        Income Plus   S&P 500 Index   Strategist      Utilities   (Class Y Shares) (Class Y Shares)
                                      -------------- -------------- -------------- -------------- ---------------- ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $  627,958     $   82,676     $  372,281    $   196,102       $     --        $   45,754
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk          (154,976)       (67,094)      (187,322)      (120,798)       (23,937)          (56,551)
      Administrative expense               (11,526)        (5,013)       (14,203)        (9,171)        (2,704)           (5,639)
                                        ----------     ----------     ----------    -----------       --------        ----------
      Net investment income (loss)         461,456         10,569        170,756         66,133        (26,641)          (16,436)
                                        ----------     ----------     ----------    -----------       --------        ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                3,656,405      1,794,224      4,654,009      2,078,778        264,716         1,103,212
      Cost of investments sold           3,722,615      1,669,948      4,202,972      2,011,618        169,575           904,728
                                        ----------     ----------     ----------    -----------       --------        ----------
         Realized gains (losses)
            on fund shares                 (66,210)       124,276        451,037         67,160         95,141           198,484

Realized gain distributions                     --             --      1,114,983             --             --                --
                                        ----------     ----------     ----------    -----------       --------        ----------
      Net realized gains (losses)          (66,210)       124,276      1,566,020         67,160         95,141           198,484

Change in unrealized gains (losses)         49,759        495,983         98,436      1,467,996         31,096           174,135
                                        ----------     ----------     ----------    -----------       --------        ----------
      Net realized and unrealized
         gains (losses) on investments     (16,451)       620,259      1,664,456      1,535,156        126,237           372,619
                                        ----------     ----------     ----------    -----------       --------        ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $  445,005     $  630,828     $1,835,212    $ 1,601,289       $ 99,596        $  356,183
                                        ==========     ==========     ==========    ===========       ========        ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                       Morgan Stanley Morgan Stanley Morgan Stanley Morgan Stanley  Morgan Stanley  Morgan Stanley
                                          Variable       Variable       Variable       Variable        Variable       Variable
                                         Investment     Investment     Investment     Investment      Investment     Investment
                                           Series         Series         Series         Series          Series         Series
                                          (Class Y       (Class Y       (Class Y       (Class Y        (Class Y       (Class Y
                                           Shares)        Shares)        Shares)        Shares)         Shares)        Shares)
                                         Sub-Account    Sub-Account   Sub-Account     Sub-Account    Sub-Account     Sub-Account
                                       -------------- -------------- -------------- ---------------  -------------- --------------
                                                         European        Global         Global
                                           Equity         Growth       Advantage    Dividend Growth   High Yield    Income Builder
                                          (Class Y       (Class Y       (Class Y       (Class Y        (Class Y       (Class Y
                                           Shares)        Shares)        Shares)        Shares)         Shares)        Shares)
                                       -------------- -------------- -------------- ---------------  -------------- --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $       --      $ 17,761        $ 1,310       $ 35,452        $147,795       $ 50,432
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk            (40,219)      (15,933)        (3,376)       (26,229)        (31,506)       (28,401)
      Administrative expense                 (4,376)       (1,685)          (403)        (3,011)         (3,228)        (2,682)
                                         ----------      --------        -------       --------        --------       --------
      Net investment income (loss)          (44,595)          143         (2,469)         6,212         113,061         19,349
                                         ----------      --------        -------       --------        --------       --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                 1,155,936       231,071         37,831        310,779         500,788        381,482
      Cost of investments sold              897,847       155,235         30,729        229,143         496,715        313,132
                                         ----------      --------        -------       --------        --------       --------
         Realized gains (losses)
            on fund shares                  258,089        75,836          7,102         81,636           4,073         68,350

Realized gain distributions                      --            --             --         25,681              --             --
                                         ----------      --------        -------       --------        --------       --------
      Net realized gains (losses)           258,089        75,836          7,102        107,317           4,073         68,350

Change in unrealized gains (losses)        (181,602)      211,644         31,476        244,597          35,321        159,092
                                         ----------      --------        -------       --------        --------       --------
      Net realized and unrealized
         gains (losses) on investments       76,487       287,480         38,578        351,914          39,394        227,442
                                         ----------      --------        -------       --------        --------       --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $   31,892      $287,623        $36,109       $358,126        $152,455       $246,791
                                         ==========      ========        =======       ========        ========       ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------

                                     Morgan Stanley Morgan Stanley Morgan Stanley Morgan Stanley Morgan Stanley Morgan Stanley
                                        Variable       Variable       Variable       Variable       Variable       Variable
                                       Investment     Investment     Investment     Investment     Investment     Investment
                                         Series         Series         Series         Series         Series         Series
                                        (Class Y       (Class Y       (Class Y       (Class Y       (Class Y       (Class Y
                                         Shares)        Shares)        Shares)        Shares)        Shares)        Shares)
                                       Sub-Account    Sub-Account   Sub-Account     Sub-Account   Sub-Account     Sub-Account
                                     -------------- -------------- -------------- -------------- -------------- --------------
                                                        Limited                       Quality
                                       Information     Duration     Money Market    Income Plus  S&P 500 Index    Strategist
                                        (Class Y       (Class Y       (Class Y       (Class Y       (Class Y       (Class Y
                                      Shares) (aa)      Shares)     Shares) (aa)      Shares)        Shares)        Shares)
                                     -------------- -------------- -------------- -------------- -------------- --------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $     --      $  235,170     $  158,853     $  318,004     $   75,130      $ 76,568
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk            (816)        (73,569)       (51,035)       (87,539)       (74,745)      (44,290)
      Administrative expense                 (96)         (7,711)        (6,237)        (9,271)        (7,827)       (3,828)
                                        --------      ----------     ----------     ----------     ----------      --------
      Net investment income (loss)          (912)        153,890        101,581        221,194         (7,442)       28,450
                                        --------      ----------     ----------     ----------     ----------      --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                115,776       1,816,407      2,469,951      1,872,951      1,065,060       792,449
      Cost of investments sold           112,933       1,898,780      2,469,951      1,902,324        826,530       695,506
                                        --------      ----------     ----------     ----------     ----------      --------
         Realized gains (losses)
            on fund shares                 2,843         (82,373)            --        (29,373)       238,530        96,943

Realized gain distributions                   --              --             --             --             --       263,488
                                        --------      ----------     ----------     ----------     ----------      --------
      Net realized gains (losses)          2,843         (82,373)            --        (29,373)       238,530       360,431

Change in unrealized gains (losses)      (11,107)         56,096             --         36,059        434,046         9,853
                                        --------      ----------     ----------     ----------     ----------      --------
      Net realized and unrealized
         gains (losses) on investments    (8,264)        (26,277)            --          6,686        672,576       370,284
                                        --------      ----------     ----------     ----------     ----------      --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $ (9,176)     $  127,613     $  101,581     $  227,880     $  665,134      $398,734
                                        ========      ==========     ==========     ==========     ==========      ========

(aa) For the period beginning January 1, 2006, and ended June 23, 2006

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
--------------------------------------------------------------------------------------------------------------------------------

                                      Morgan Stanley
                                         Variable
                                        Investment      Oppenheimer    Oppenheimer    Oppenheimer    Oppenheimer    Oppenheimer
                                          Series         Variable        Variable      Variable        Variable      Variable
                                     (Class Y Shares)  Account Funds  Account Funds  Account Funds  Account Funds  Account Funds
                                        Sub-Account     Sub-Account    Sub-Account    Sub-Account    Sub-Account    Sub-Account
                                     ----------------  -------------  -------------  -------------  -------------  -------------
                                                        Oppenheimer                   Oppenheimer
                                         Utilities        Capital      Oppenheimer      Global       Oppenheimer    Oppenheimer
                                     (Class Y Shares)  Appreciation     Core Bond     Securities     High Income    Main Street
                                     ----------------  -------------  -------------  -------------  -------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $ 17,784        $  7,711       $ 98,373       $ 17,940       $ 91,343       $ 56,093
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk          (13,217)        (23,285)       (21,351)       (20,196)       (14,152)       (57,433)
      Administrative expense               (1,372)         (2,025)        (1,857)        (1,756)        (1,231)        (4,994)
                                         --------        --------       --------       --------       --------       --------
      Net investment income (loss)          3,195         (17,599)        75,165         (4,012)        75,960         (6,334)
                                         --------        --------       --------       --------       --------       --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                 231,023         215,985        245,909        163,248        128,706        436,083
      Cost of investments sold            186,381         186,756        251,709        120,701        127,150        342,900
                                         --------        --------       --------       --------       --------       --------
         Realized gains (losses)
            on fund shares                 44,642          29,229         (5,800)        42,547          1,556         93,183

Realized gain distributions                    --              --             --         93,712             --              -
                                         --------        --------       --------       --------       --------       --------
      Net realized gains (losses)          44,642          29,229         (5,800)       136,259          1,556         93,183

Change in unrealized gains (losses)       117,656         115,032          3,279        132,968         18,483        558,711
                                         --------        --------       --------       --------       --------       --------
      Net realized and unrealized
         gains (losses) on investments    162,298         144,261         (2,521)       269,227         20,039        651,894
                                         --------        --------       --------       --------       --------       --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $165,493        $126,662       $ 72,644       $265,215       $ 95,999       $645,560
                                         ========        ========       ========       ========       ========       ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

                                                                                     Oppenheimer      Oppenheimer       Oppenheimer
                                                                                      Variable          Variable         Variable
                                      Oppenheimer    Oppenheimer    Oppenheimer     Account Funds    Account Funds     Account Funds
                                       Variable       Variable        Variable     (Service Class    (Service Class   (Service Class
                                     Account Funds  Account Funds  Account Funds       ("SC"))          ("SC"))           ("SC"))
                                      Sub-Account    Sub-Account    Sub-Account      Sub-Account      Sub-Account       Sub-Account
                                     -------------  -------------  --------------  --------------  -----------------  --------------
                                      Oppenheimer
                                      Main Street    Oppenheimer                                      Oppenheimer       Oppenheimer
                                       Small Cap       MidCap       Oppenheimer      Oppenheimer        Capital            Core
                                        Growth        Fund (ab)    Strategic Bond   Balanced (SC)  Appreciation (SC)     Bond (SC)
                                     -------------  -------------  --------------  --------------  -----------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $  3,875       $     --        $157,278       $  145,601       $   29,437         $134,797
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk        (29,660)       (24,647)        (41,437)        (100,118)        (224,192)         (53,451)
      Administrative expense             (2,579)        (2,143)         (3,603)         (14,420)         (31,389)          (7,806)
                                       --------       --------        --------       ----------       ----------         --------
      Net investment income (loss)      (28,364)       (26,790)        112,238           31,063         (226,144)          73,540
                                       --------       --------        --------       ----------       ----------         --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               466,927        206,510         756,859        1,299,872        2,843,006          411,825
      Cost of investments sold          344,646        161,525         683,287        1,280,948        2,614,978          414,765
                                       --------       --------        --------       ----------       ----------         --------
         Realized gains (losses)
            on fund shares              122,281         44,985          73,572           18,924          228,028           (2,940)

Realized gain distributions              76,479             --              --          353,425               --                -
                                       --------       --------        --------       ----------       ----------         --------
      Net realized gains (losses)       198,760         44,985          73,572          372,349          228,028           (2,940)

Change in unrealized gains (losses)     151,356         19,810          29,864          277,276          949,498          128,990
                                       --------       --------        --------       ----------       ----------         --------
      Net realized and unrealized
         gains (losses) on investments  350,116         64,795         103,436          649,625        1,177,526          126,050
                                       --------       --------        --------       ----------       ----------         --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $321,752       $ 38,005        $215,674       $  680,688       $  951,382         $199,590
                                       ========       ========        ========       ==========       ==========         ========

(ab) Previously known as Oppenheimer Aggressive Growth

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

                                       Oppenheimer      Oppenheimer     Oppenheimer     Oppenheimer     Oppenheimer     Oppenheimer
                                         Variable        Variable        Variable        Variable        Variable        Variable
                                      Account Funds    Account Funds   Account Funds  Account Funds    Account Funds   Account Funds
                                      (Service Class  (Service Class  (Service Class  (Service Class  (Service Class  (Service Class
                                         ("SC"))          ("SC"))         ("SC"))        ("SC"))         ("SC"))          ("SC"))
                                       Sub-Account      Sub-Account     Sub-Account    Sub-Account     Sub-Account      Sub-Account
                                     ---------------  --------------  --------------  --------------  --------------  --------------
                                                                                        Oppenheimer
                                        Oppenheimer     Oppenheimer     Oppenheimer     Main Street     Oppenheimer     Oppenheimer
                                          Global           High             Main         Small Cap        MidCap         Strategic
                                     Securities (SC)    Income (SC)     Street (SC)     Growth (SC)   Fund (SC) (ac)     Bond (SC)
                                     ---------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $ 35,751       $  716,366      $  212,651      $    2,131       $     --       $1,055,823
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk          (56,736)        (139,984)       (314,926)       (131,299)       (55,055)        (370,471)
      Administrative expense               (7,879)         (19,504)        (45,217)        (18,445)        (7,550)         (52,547)
                                         --------        ---------      ----------      ----------       --------       ----------
      Net investment income (loss)        (28,864)         556,878        (147,492)       (147,613)       (62,605)         632,805
                                         --------       ----------      ----------      ----------       --------       ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                 904,447        1,842,343       3,662,895       1,884,021        729,262        3,061,853
      Cost of investments sold            686,647        1,853,970       3,195,851       1,606,393        629,647        3,006,561
                                         --------       ----------      ----------      ----------       --------       ----------
         Realized gains (losses)
            on fund shares                217,800          (11,627)        467,044         277,628         99,615           55,292

Realized gain distributions               221,447               --              --         269,028             --               --
                                         --------       ----------      ----------      ----------       --------       ----------
      Net realized gains (losses)         439,247          (11,627)        467,044         546,656         99,615           55,292

Change in unrealized gains (losses)       190,462          206,223       2,622,052         720,122         (7,110)         837,364
                                         --------       ----------      ----------      ----------       --------       ----------
      Net realized and unrealized
         gains (losses) on investments    629,709          194,596       3,089,096       1,266,778         92,505          892,656
                                         --------       ----------      ----------      ----------       --------       ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                       $600,845       $  751,474      $2,941,604      $1,119,165       $ 29,900       $1,525,461
                                         ========       ==========      ==========      ==========       ========       ==========

(ac) Previously known as Oppenheimer Aggressive Growth (SC)

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

                                        PIMCO          PIMCO            PIMCO             PIMCO
                                      Variable       Variable          Variable         Variable
                                      Insurance      Insurance        Insurance         Insurance         Putnam          Putnam
                                        Trust          Trust            Trust             Trust       Variable Trust  Variable Trust
                                     Sub-Account    Sub-Account      Sub-Account       Sub-Account      Sub-Account     Sub-Account
                                    ------------  --------------  ----------------  ----------------  --------------  --------------
                                                     PIMCO VIT
                                      PIMCO VIT      Emerging         PIMCO VIT         PIMCO VIT
                                      Commodity    Markets Bond      Real Return      Total Return     VT American
                                     Real Return      (Admin           (Advisor         (Advisor        Government      VT Capital
                                    Strategy (w)    Shares) (w)       Shares) (w)      Shares) (w)        Income       Appreciation
                                    ------------  --------------  ----------------  ----------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $   568        $   153          $   673           $ 2,936        $  282,842       $  1,224
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk          (206)           (44)            (206)             (819)          (83,686)       (15,237)
      Administrative expense               (29)            (6)             (29)             (122)               --             --
                                       -------        -------          -------           -------        ----------       --------
      Net investment income (loss)         333            103              438             1,995           199,156        (14,013)
                                       -------        -------          -------           -------        ----------       --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               29,860         13,161           32,652            55,689         1,855,470        247,990
      Cost of investments sold          29,330         12,899           32,838            55,586         1,941,716        210,229
                                       -------        -------          -------           -------        ----------       --------
         Realized gains (losses)
            on fund shares                 530            262             (186)              103           (86,246)        37,761

Realized gain distributions                 86            176              525             1,074                --        104,559
                                       -------        -------          -------           -------        ----------       --------
      Net realized gains (losses)          616            438              339             1,177           (86,246)       142,320

Change in unrealized gains (losses)       (397)            --             (200)              127            (3,872)       (13,922)
                                       -------        -------          -------           -------        ----------       --------
      Net realized and unrealized
         gains (losses) on investments     219            438              139             1,304           (90,118)       128,398
                                       -------        -------          -------           -------        ----------       --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $   552        $   541          $   577           $ 3,299        $  109,038       $114,385
                                       =======        =======          =======           =======        ==========       ========

(w)  For period beginning May 1, 2006, and ended December 31, 2006

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                                         Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                                     Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                       Sub-Account     Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                                      VT The George        VT
                                       VT Capital     VT Discovery   VT Diversified        VT          Putnam Fund    Global Asset
                                      Opportunities      Growth          Income       Equity Income     Of Boston      Allocation
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $    382        $     --       $  511,497       $ 17,301       $  415,657      $  259,506
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk          (6,172)        (20,489)        (114,641)       (20,400)        (223,171)       (130,312)
      Administrative expense                  --              --               --             --           (8,677)         (8,470)
                                        --------        --------       ----------       --------       ----------      ----------
      Net investment income (loss)        (5,790)        (20,489)         396,856         (3,099)         183,809         120,724
                                        --------        --------       ----------       --------       ----------      ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                157,402         356,157        1,621,414        507,915        3,415,941       2,566,634
      Cost of investments sold           152,039         267,375        1,630,757        440,137        3,049,771       2,210,960
                                        --------        --------       ----------       --------       ----------      ----------
         Realized gains (losses)
            on fund shares                 5,363          88,782           (9,343)        67,778          366,170         355,674

Realized gain distributions               27,843              --               --         46,802          590,746              --
                                        --------        --------       ----------       --------       ----------      ----------
      Net realized gains (losses)         33,206          88,782           (9,343)       114,580          956,916         355,674

Change in unrealized gains (losses)       18,381          72,408           45,141        151,793          548,724         571,043
                                        --------        --------       ----------       --------       ----------      ----------
      Net realized and unrealized
         gains (losses) on investments    51,587         161,190           35,798        266,373        1,505,640         926,717
                                        --------        --------       ----------       --------       ----------      ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $ 45,797        $140,701       $  432,654       $263,274       $1,689,449      $1,047,441
                                        ========        ========       ==========       ========       ==========      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

                                          Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                                      Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                        Sub-Account     Sub-Account    Sub-Account      Sub-Account    Sub-Account      Sub-Account
                                      --------------  --------------  --------------  --------------  --------------  --------------
                                            VT         VT Growth and    VT Growth        VT Health
                                       Global Equity      Income      Opportunities      Sciences     VT High Yield      VT Income
                                      --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                               $   21,431      $  760,831      $   1,226       $   20,945      $  753,401      $1,153,557
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk           (80,422)       (635,126)       (24,753)         (86,453)       (134,442)       (365,167)
      Administrative expense                    --         (11,231)            --           (1,094)         (9,829)        (26,086)
                                        ----------      ----------      ---------       ----------      ----------      ----------
      Net investment income (loss)         (58,991)        114,474        (23,527)         (66,602)        609,130         762,304
                                        ----------      ----------      ---------       ----------      ----------      ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
       Proceeds from sales               1,258,307       9,953,083        434,939        1,535,896       2,014,461       5,233,260
       Cost of investments sold          1,413,474       8,528,196        606,151        1,388,991       2,056,475       5,276,381
                                        ----------      ----------      ---------       ----------      ----------      ----------
          Realized gains (losses)
             on fund shares               (155,167)      1,424,887       (171,212)         146,905         (42,014)        (43,121)

Realized gain distributions                     --       1,185,141             --               --              --              --
                                        ----------      ----------      ---------       ----------      ----------      ----------
       Net realized gains (losses)        (155,167)      2,610,028       (171,212)         146,905         (42,014)        (43,121)

Change in unrealized gains (losses)      1,454,199       3,866,032        330,028              405         302,072         171,590
                                        ----------      ----------      ---------       ----------      ----------      ----------
       Net realized and unrealized
          gains (losses) on investments  1,299,032       6,476,060        158,816          147,310         260,058         128,469
                                        ----------      ----------      ---------       ----------      ----------      ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                      $1,240,041      $6,590,534      $ 135,289       $   80,708      $  869,188      $  890,773
                                        ==========      ==========      =========       ==========      ==========      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

                                         Putnam           Putnam           Putnam          Putnam         Putnam         Putnam
                                     Variable Trust   Variable Trust   Variable Trust  Variable Trust Variable Trust Variable Trust
                                       Sub-Account      Sub-Account     Sub-Account      Sub-Account   Sub-Account     Sub-Account
                                    ---------------- ---------------- ---------------- -------------- -------------- --------------
                                                     VT International VT International
                                    VT International    Growth and          New                             VT             VT
                                         Equity           Income       Opportunities    VT Investors  Mid Cap Value   Money Market
                                    ---------------- ---------------- ---------------- -------------- -------------- --------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $  107,762        $ 46,484         $ 33,886       $   66,962      $  3,697      $  972,041
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk         (230,853)        (52,982)         (33,088)        (209,700)      (23,584)       (299,137)
      Administrative expense               (9,893)             --               --           (1,743)           --         (32,949)
                                       ----------        --------         --------       ----------      --------      ----------
      Net investment income (loss)       (132,984)         (6,498)             798         (144,481)      (19,887)        639,955
                                       ----------        --------         --------       ----------      --------      ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               3,522,270         762,292          633,808        2,650,665       584,322       7,373,232
      Cost of investments sold          2,681,426         540,240          600,749        2,714,806       505,048       7,373,232
                                       ----------        --------         --------       ----------      --------      ----------
         Realized gains (losses)
            on fund shares                840,844         222,052           33,059          (64,141)       79,274              --

Realized gain distributions                    --              --               --               --        78,457              --
                                       ----------        --------         --------       ----------      --------      ----------
      Net realized gains (losses)         840,844         222,052           33,059          (64,141)      157,731              --

Change in unrealized gains (losses)     3,459,951         719,486          529,841        2,135,709        65,859              --
                                       ----------        --------         --------       ----------      --------      ----------
      Net realized and unrealized
         gains (losses) on investments  4,300,795         941,538          562,900        2,071,568       223,590              --
                                       ----------        --------         --------       ----------      --------      ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $4,167,811        $935,040         $563,698       $1,927,087      $203,703      $  639,955
                                       ==========        ========         ========       ==========      ========      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                                         Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                                     Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                       Sub-Account     Sub-Account    Sub-Account      Sub-Account    Sub-Account      Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                        VT OTC &                                      VT Utilities
                                         VT New                         Emerging                      VT Small Cap     Growth and
                                      Opportunities   VT New Value       Growth        VT Research       Value           Income
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $       --      $  155,625      $      --       $   36,664      $   37,424      $  155,160
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk         (145,104)       (198,955)       (27,233)         (84,737)       (146,685)        (67,912)
      Administrative expense               (1,067)        (12,871)            --           (1,215)         (1,084)         (1,119)
                                       ----------      ----------      ---------       ----------      ----------      ----------
      Net investment income (loss)       (146,171)        (56,201)       (27,233)         (49,288)       (110,345)         86,129
                                       ----------      ----------      ---------       ----------      ----------      ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               1,901,835       2,921,773        302,203        1,279,618       2,419,590       1,223,165
      Cost of investments sold          2,549,790       2,462,365        500,280        1,211,886       1,702,605       1,069,928
                                       ----------      ----------      ---------       ----------      ----------      ----------
         Realized gains (losses)
            on fund shares               (647,955)        459,408       (198,077)          67,732         716,985         153,237

Realized gain distributions                    --         987,274             --               --       1,145,918              --
                                       ----------      ----------      ---------       ----------      ----------      ----------
      Net realized gains (losses)        (647,955)      1,446,682       (198,077)          67,732       1,862,903         153,237

Change in unrealized gains (losses)     1,560,361         706,573        452,522          609,443        (111,417)        974,515
                                       ----------      ----------      ---------       ----------      ----------      ----------
      Net realized and unrealized
         gains (losses) on investments    912,406       2,153,255        254,445          677,175       1,751,486       1,127,752
                                       ----------      ----------      ---------       ----------      ----------      ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $  766,235      $2,097,054      $ 227,212       $  627,887      $1,641,141      $1,213,881
                                       ==========      ==========      =========       ==========      ==========      ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

                                                                    The Universal   The Universal    The Universal     The Universal
                                         Putnam         Putnam      Institutional   Institutional    Institutional     Institutional
                                     Variable Trust Variable Trust   Funds, Inc.     Funds, Inc.      Funds, Inc.       Funds, Inc.
                                       Sub-Account    Sub-Account    Sub-Account     Sub-Account      Sub-Account       Sub-Account
                                     -------------- --------------  --------------  -------------  -----------------  --------------
                                                                      Van Kampen     Van Kampen        Van Kampen       Van Kampen
                                                                     UIF Emerging        UIF       UIF International        UIF
                                        VT Vista      VT Voyager    Markets Equity  Equity Growth        Magnum       Mid Cap Growth
                                     -------------- --------------  --------------  -------------  -----------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $       --     $    26,239      $ 13,427        $     --         $    959         $     --
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk         (100,514)       (304,377)      (23,854)        (40,914)         (13,252)         (16,478)
      Administrative expense               (1,624)        (10,479)       (1,782)         (3,979)            (989)          (1,233)
                                       ----------     -----------      --------        --------         --------         --------
      Net investment income (loss)       (102,138)       (288,617)      (12,209)        (44,893)         (13,282)         (17,711)
                                       ----------     -----------      --------        --------         --------         --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               1,436,061       4,707,599       765,949         744,403          229,454          456,690
      Cost of investments sold          1,499,805       5,924,312       468,502         663,808          195,820          338,400
                                       ----------     -----------      --------        --------         --------         --------
         Realized gains (losses)
            on fund shares                (63,744)     (1,216,713)      297,447          80,595           33,634          118,290

Realized gain distributions                    --              --        41,235              --           76,937           79,122
                                       ----------     -----------      --------        --------         --------         --------
      Net realized gains (losses)         (63,744)     (1,216,713)      338,682          80,595          110,571          197,412

Change in unrealized gains (losses)       460,155       2,367,857       174,502          29,454          112,007          (96,216)
                                       ----------     -----------      --------        --------         --------         --------
      Net realized and unrealized
         gains (losses) on investments    396,411       1,151,144       513,184         110,049          222,578          101,196
                                       ----------     -----------      --------        --------         --------         --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $  294,273     $   862,527      $500,975        $ 65,156         $209,296         $ 83,485
                                       ==========     ===========      ========        ========         ========         ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
--------------------------------------------------------------------------------------------------------------------------------

                                                                   The Universal   The Universal  The Universal   The Universal
                                     The Universal  The Universal  Institutional   Institutional  Institutional   Institutional
                                     Institutional  Institutional   Funds, Inc.     Funds, Inc.    Funds, Inc.     Funds, Inc.
                                      Funds, Inc.    Funds, Inc.     (Class II)     (Class II)      (Class II)     (Class II)
                                      Sub-Account    Sub-Account    Sub-Account     Sub-Account    Sub-Account     Sub-Account
                                     -------------  -------------  -------------  --------------  --------------  -------------
                                                                     Van Kampen     Van Kampen      Van Kampen     Van Kampen
                                      Van Kampen     Van Kampen     UIF Emerging   UIF Emerging   UIF Equity and       UIF
                                       UIF U.S.       UIF U.S.      Markets Debt  Markets Equity      Income      Equity Growth
                                     Mid Cap Value   Real Estate     (Class II)     (Class II)      (Class II)     (Class II)
                                     -------------  -------------  -------------  --------------  --------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $   15,592      $ 26,202      $  467,087      $ 10,519       $   71,128       $     --
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk          (72,979)      (31,433)        (67,664)      (20,098)         (87,106)       (20,573)
      Administrative expense               (7,649)       (2,352)         (9,935)       (2,684)         (11,445)        (2,737)
                                       ----------      --------      ----------      --------       ----------       --------
      Net investment income (loss)        (65,036)       (7,583)        389,488       (12,263)         (27,423)       (23,310)
                                       ----------      --------      ----------      --------       ----------       --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               1,613,297       721,805       1,195,033       150,550        1,258,750        340,729
      Cost of investments sold          1,269,739       418,202       1,181,163        90,637        1,128,925        275,007
                                       ----------      --------      ----------      --------       ----------       --------
         Realized gains (losses)
            on fund shares                343,558       303,603          13,870        59,913          129,825         65,722

Realized gain distributions               672,650       157,307         101,924        33,029          135,327             --
                                       ----------      --------      ----------      --------       ----------       --------
      Net realized gains (losses)       1,016,208       460,910         115,794        92,942          265,152         65,722

Change in unrealized gains (losses)       (34,165)      264,520         (28,536)      346,352          384,190         (9,807)
                                       ----------      --------      ----------      --------       ----------       --------
      Net realized and unrealized
         gains (losses) on investments    982,043       725,430          87,258       439,294          649,342         55,915
                                       ----------      --------      ----------      --------       ----------       --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $  917,007      $717,847      $  476,746      $427,031       $  621,919       $ 32,605
                                       ==========      ========      ==========      ========       ==========       ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
---------------------------------------------------------------------------------------------------------------------------------

                                     The Universal   The Universal  The Universal    The Universal  The Universal   The Universal
                                     Institutional   Institutional  Institutional    Institutional  Institutional   Institutional
                                      Funds, Inc.     Funds, Inc.    Funds, Inc.      Funds, Inc.    Funds, Inc.     Funds, Inc.
                                      (Class II)      (Class II)      (Class II)      (Class II)      (Class II)     (Class II)
                                      Sub-Account     Sub-Account    Sub-Account      Sub-Account    Sub-Account     Sub-Account
                                     -------------  --------------  --------------  --------------  --------------  -------------
                                      Van Kampen      Van Kampen      Van Kampen    Van Kampen UIF  Van Kampen UIF   Van Kampen
                                      UIF Global       UIF Int'l         UIF         Small Company   U.S. Mid Cap     UIF U.S.
                                       Franchise     Growth Equity  Mid Cap Growth      Growth          Value        Real Estate
                                      (Class II)    (Class II) (w)    (Class II)      (Class II)      (Class II)     (Class II)
                                     -------------  --------------  --------------  --------------  --------------  -------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $  100,515       $   97         $     --        $     --       $   14,455      $  114,202
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk         (101,802)         (88)         (40,459)        (32,628)         (96,550)       (154,528)
      Administrative expense              (13,698)         (12)          (5,336)         (4,410)         (12,826)        (22,164)
                                       ----------       ------         --------        --------       ----------      ----------
      Net investment income (loss)        (14,985)          (3)         (45,795)        (37,038)         (94,921)        (62,490)
                                       ----------       ------         --------        --------       ----------      ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               1,033,374        5,552          603,948         318,118        1,558,000       2,683,668
      Cost of investments sold            856,734        5,226          491,884         257,554        1,322,880       1,910,912
                                       ----------       ------         --------        --------       ----------      ----------
         Realized gains (losses)
            on fund shares                176,640          326          112,064          60,564          235,120         772,756

Realized gain distributions               165,335           --          163,176         173,470          797,535         783,388
                                       ----------       ------         --------        --------       ----------      ----------
      Net realized gains (losses)         341,975          326          275,240         234,034        1,032,655       1,556,144

Change in unrealized gains (losses)       983,594        3,244           38,613          28,530          299,129       2,095,524
                                       ----------       ------         --------        --------       ----------      ----------
      Net realized and unrealized
         gains (losses) on investments  1,325,569        3,570          313,853         262,564        1,331,784       3,651,668
                                       ----------       ------         --------        --------       ----------      ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $1,310,584       $3,567         $268,058        $225,526       $1,236,863      $3,589,178
                                       ==========       ======         ========        ========       ==========      ==========


(w)  For period beginning May 1, 2006, and ended December 31, 2006

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                       Van Kampen     Van Kampen
                                           Van Kampen     Van Kampen     Van Kampen     Van Kampen        Life           Life
                                              Life           Life           Life           Life        Investment     Investment
                                           Investment     Investment     Investment     Investment        Trust          Trust
                                              Trust          Trust         Trust          Trust        (Class II)     (Class II)
                                           Sub-Account    Sub-Account   Sub-Account    Sub-Account     Sub-Account    Sub-Account
                                          ------------  --------------  ------------  -------------  --------------  ------------
                                                                                           LIT       LIT Aggressive
                                                                            LIT           Strat          Growth      LIT Comstock
                                          LIT Comstock  LIT Government  Money Market  Growth I (ad)    (Class II)     (Class II)
                                          ------------  --------------  ------------  -------------  --------------  ------------
NET INVESTMENT INCOME (LOSS)
Dividends                                  $   97,820      $ 24,755      $   86,665     $      --       $      --     $  297,207
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk              (79,628)       (6,133)        (22,936)      (29,971)        (26,902)      (339,022)
      Administrative expense                   (6,386)         (533)         (1,994)       (2,370)         (3,544)       (42,322)
                                           ----------      --------      ----------     ---------       ---------     ----------
      Net investment income (loss)             11,806        18,089          61,735       (32,341)        (30,446)       (84,137)
                                           ----------      --------      ----------     ---------       ---------     ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                   1,508,464       104,107       1,058,615       569,346         377,096      5,048,278
         Cost of investments sold           1,309,565       107,832       1,058,615       764,939         322,992      4,416,985
                                           ----------      --------      ----------     ---------       ---------     ----------
         Realized gains (losses)
            on fund shares                    198,899        (3,725)             --      (195,593)         54,104        631,293

Realized gain distributions                   400,330            --              --            --         155,530      1,381,817
                                           ----------      --------      ----------     ---------       ---------     ----------
      Net realized gains (losses)             599,229        (3,725)             --      (195,593)        209,634      2,013,110

Change in unrealized gains (losses)           265,521        (4,380)             --       259,347        (112,370)     1,289,717
                                           ----------      --------      ----------     ---------       ---------     ----------
      Net realized and unrealized
         gains (losses) on investments        864,750        (8,105)             --        63,754          97,264      3,302,827
                                           ----------      --------      ----------     ---------       ---------     ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                         $  876,556      $  9,984      $   61,735     $  31,413       $  66,818     $3,218,690
                                           ==========      ========      ==========     =========       =========     ==========

(ad) Previously known as LIT Emerging Growth

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                       Van Kampen     Van Kampen     Van Kampen
                                          Life           Life           Life
                                       Investment     Investment     Investment      Wells Fargo    Wells Fargo     Wells Fargo
                                          Trust          Trust          Trust          Variable       Variable        Variable
                                       (Class II)     (Class II)     (Class II)         Trust          Trust           Trust
                                       Sub-Account    Sub-Account    Sub-Account     Sub-Account    Sub-Account     Sub-Account
                                     --------------  ------------  --------------  ---------------  -----------  -----------------
                                                                                     Wells Fargo    Wells Fargo     Wells Fargo
                                     LIT Growth and       LIT           LIT           Advantage      Advantage       Advantage
                                         Income      Money Market      Strat            Asset         Equity           Large
                                       (Class II)     (Class II)   Growth II (ae)  Allocation (af)  Income (ag)  Company Core (ah)
                                     --------------  ------------  --------------  ---------------  -----------  -----------------
NET INVESTMENT INCOME (LOSS)
Dividends                              $  136,576     $  375,623      $     --         $14,112        $ 6,828         $ 3,451
Charges from Allstate Life
   Insurance Company of New York:
      Mortality and expense risk         (204,494)      (120,171)      (52,947)         (6,972)        (4,869)         (5,513)
      Administrative expense              (28,329)       (17,430)       (6,746)           (606)          (423)           (479)
                                       ----------     ----------      --------         -------        -------         -------
      Net investment income (loss)        (96,247)       238,022       (59,693)          6,534          1,536          (2,541)
                                       ----------     ----------      --------         -------        -------         -------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               2,760,617      1,640,365       993,779          99,983         31,320          39,591
      Cost of investments sold          2,447,918      1,640,365       859,376          86,016         25,736          35,356
                                       ----------     ----------      --------         -------        -------         -------
         Realized gains (losses)
            on fund shares                312,699             --       134,403          13,967          5,584           4,235

Realized gain distributions               907,173             --            --           6,985          1,020              --
                                       ----------     ----------      --------         -------        -------         -------
      Net realized gains (losses)       1,219,872             --       134,403          20,952          6,604           4,235

Change in unrealized gains (losses)       899,852             --       (45,595)         38,658         61,086          64,119
                                       ----------     ----------      --------         -------        -------         -------
      Net realized and unrealized
         gains (losses) on investments  2,119,724             --        88,808          59,610         67,690          68,354
                                       ----------     ----------      --------         -------        -------         -------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                     $2,023,477     $  238,022      $ 29,115         $66,144        $69,226         $65,813
                                       ==========     ==========      ========         =======        =======         =======

(ae) Previously known as LIT Emerging Growth (Class II)
(af) Previously known as Wells Fargo VT Advantage Asset Allocation
(ag) Previously known as Wells Fargo VT Advantage Equity Income
(ah) Previously known as Wells Fargo VT Advantage Large Company Core

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------

                                                     AIM Variable               AIM Variable               AIM Variable
                                                       Insurance                  Insurance                 Insurance
                                                         Funds                      Funds                     Funds
                                                      Sub-Account                Sub-Account               Sub-Account
                                               ------------------------   ------------------------   -----------------------
                                                       AIM V. I.
                                                      Aggressive               AIM V. I. Basic           AIM V. I. Basic
                                                        Growth                    Balanced                    Value
                                               ------------------------   ------------------------   -----------------------
                                                 2006 (a)       2005          2006         2005         2006         2005
                                               -----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                   $   (15,111)  $  (43,541)  $    47,964   $   15,148   $  (42,952)  $  (53,769)
Net realized gains (losses)                        252,370      (68,323)       97,716      (15,185)     377,745      144,929
Change in unrealized gains (losses)                 87,345      261,679       567,700      322,055      187,915      102,600
                                               -----------   ----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                                 324,604      149,815       713,380      322,018      522,708      193,760
                                               -----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                               837        4,335        19,368       33,082        4,456       27,787
Benefit payments                                    (3,107)     (25,403)     (222,193)    (109,948)     (35,420)     (15,043)
Payments on termination                           (103,359)    (263,367)   (1,022,389)    (638,928)    (602,816)    (430,903)
Contract Maintenance Charge                         (1,088)      (3,181)       (5,558)      (6,213)      (3,642)      (3,857)
Transfers among the sub-accounts
   and with the Fixed Account - net             (3,795,240)      27,516       117,631      269,284      437,140      517,126
                                               -----------   ----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions                   (3,901,957)    (260,100)   (1,113,141)    (452,723)    (200,282)      95,110
                                               -----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS               (3,577,353)    (110,285)     (399,761)    (130,705)     322,426      288,870
NET ASSETS AT BEGINNING OF PERIOD                3,577,353    3,687,638     8,323,745    8,454,450    4,584,149    4,295,279
                                               -----------   ----------   -----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD                    $        --   $3,577,353   $ 7,923,984   $8,323,745   $4,906,575   $4,584,149
                                               ===========   ==========   ===========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                       391,256      422,017       911,768      964,522      359,893      352,935
         Units issued                                2,118       58,084        73,262       89,333       66,092       62,258
         Units redeemed                           (393,374)     (88,845)     (188,363)    (142,087)     (81,930)     (55,300)
                                               -----------   ----------   -----------   ----------   ----------   ----------
   Units outstanding at end of period                   --      391,256       796,667      911,768      344,055      359,893
                                               ===========   ==========   ===========   ==========   ==========   ==========

(a)  On May 1, 2006, AIM V. I. Aggressive Growth merged into AIM V. I Capital Appreciation

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------------

                                                    AIM Variable                AIM Variable                  AIM Variable
                                                      Insurance                   Insurance                    Insurance
                                                        Funds                       Funds                        Funds
                                                     Sub-Account                 Sub-Account                  Sub-Account
                                            ------------------------   ------------------------------   -----------------------
                                                  AIM V. I. Blue                  AIM V. I.                   AIM V. I.
                                                       Chip                  Capital Appreciation         Capital Development
                                            ------------------------   ------------------------------   -----------------------
                                              2006 (b)        2005     2006 (a) (c) (d)      2005          2006         2005
                                            -----------   ----------   ----------------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                $   (20,200)  $  (42,980)    $  (173,738)     $  (119,917)  $  (15,055)  $  (12,326)
Net realized gains (losses)                    (834,727)     (97,209)        (42,688)        (213,335)      88,714       31,992
Change in unrealized gains (losses)             495,814      275,802         530,143        1,008,422       84,147       57,232
                                            -----------   ----------     -----------      -----------   ----------   ----------
Increase (decrease) in net assets
   from operations                             (359,113)     135,613         313,717          675,170      157,806       76,898
                                            -----------   ----------     -----------      -----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                         48,389       23,848          25,709          108,130          300        6,900
Benefit payments                                (36,003)     (60,290)       (319,570)        (203,926)     (38,891)     (31,182)
Payments on termination                        (248,532)    (478,548)     (2,445,512)        (979,130)    (226,580)    (103,617)
Contract Maintenance Charge                      (4,165)      (8,574)        (10,211)          (6,308)        (698)        (734)
Transfers among the sub-accounts
   and with the Fixed Account - net          (5,935,004)      41,695      10,089,891         (299,803)     409,614      129,639
                                            -----------   ----------     -----------      -----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions                (6,175,315)    (481,869)      7,340,307       (1,381,037)     143,745        1,006
                                            -----------   ----------     -----------      -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS            (6,534,428)    (346,256)      7,654,024         (705,867)     301,551       77,904
NET ASSETS AT BEGINNING OF PERIOD             6,534,428    6,880,684       9,307,745       10,013,612    1,045,336      967,432
                                            -----------   ----------     -----------      -----------   ----------   ----------
NET ASSETS AT END OF PERIOD                 $        --   $6,534,428     $16,961,769      $ 9,307,745   $1,346,887   $1,045,336
                                            ===========   ==========     ===========      ===========   ==========   ==========

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                    985,348    1,062,153       1,032,142        1,141,925       76,374       76,375
         Units issued                            57,502       71,041       1,241,969           91,670       31,615       17,874
         Units redeemed                      (1,042,850)    (147,846)       (416,274)        (201,453)     (22,372)     (17,875)
                                            -----------   ----------     -----------      -----------   ----------   ----------
   Units outstanding at end of period                --      985,348       1,857,837        1,032,142       85,617       76,374
                                            ===========   ==========     ===========      ===========   ==========   ==========

(a)  On May 1, 2006, AIM V. I. Aggressive Growth merged into AIM V. I Capital Appreciation
(b)  On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap Growth
(c)  On May 1, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(d)  On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Capital Appreciation

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------

                                               AIM Variable              AIM Variable               AIM Variable
                                                 Insurance                 Insurance                 Insurance
                                                   Funds                     Funds                     Funds
                                                Sub-Account               Sub-Account               Sub-Account
                                        -------------------------   ------------------------   -----------------------
                                                 AIM V. I.                 AIM V. I.                 AIM V. I.
                                                Core Equity            Demographic Trends        Diversified Income
                                        -------------------------   ------------------------   -----------------------
                                          2006 (e)        2005        2006 (c)       2005         2006         2005
                                        -----------   -----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (130,410)  $     8,486   $   (13,600)  $  (16,753)  $  165,511   $  166,248
Net realized gains (losses)                 181,582       (65,910)     (262,206)     (70,191)     (99,401)     (64,180)
Change in unrealized gains (losses)       2,335,688       483,332       317,496      146,859       44,957      (46,049)
                                        -----------   -----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                        2,386,860       425,908        41,690       59,915      111,067       56,019
                                        -----------   -----------   -----------   ----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     34,113        85,651         2,691        2,110        6,651       61,712
Benefit payments                           (711,446)     (373,057)       (7,324)     (40,282)    (177,699)    (194,538)
Payments on termination                  (4,307,034)   (1,366,196)      (48,248)    (110,728)    (524,616)    (490,696)
Contract Maintenance Charge                 (16,925)       (8,532)         (871)      (1,159)      (1,391)      (1,685)
Transfers among the sub-accounts
   and with the Fixed Account - net      14,659,202      (383,029)   (1,343,472)     (66,809)     501,923      142,483
                                        -----------   -----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions             9,657,910    (2,045,163)   (1,397,224)    (216,868)    (195,132)    (482,724)
                                        -----------   -----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS        12,044,770    (1,619,255)   (1,355,534)    (156,953)     (84,065)    (426,705)
NET ASSETS AT BEGINNING OF PERIOD        11,024,203    12,643,458     1,355,534    1,512,487    3,472,479    3,899,184
                                        -----------   -----------   -----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $23,068,973   $11,024,203   $        --   $1,355,534   $3,388,414   $3,472,479
                                        ===========   ===========   ===========   ==========   ==========   ==========

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                              1,035,514     1,181,850       248,071      289,032      285,016      322,653
         Units issued                     1,551,446        70,851         8,231       10,009       69,362       38,484
         Units redeemed                    (599,652)     (217,187)     (256,302)     (50,970)     (80,415)     (76,121)
                                        -----------   -----------   -----------   ----------   ----------   ----------
   Units outstanding at end of period     1,987,308     1,035,514            --      248,071      273,963      285,016
                                        ===========   ===========   ===========   ==========   ==========   ==========

(c)  On May 1, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(e)  On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------

                                              AIM Variable                AIM Variable               AIM Variable
                                                Insurance                   Insurance                 Insurance
                                                  Funds                       Funds                     Funds
                                               Sub-Account                 Sub-Account               Sub-Account
                                        ------------------------   -------------------------   -----------------------
                                                AIM V. I.                   AIM V. I.                 AIM V. I.
                                          Government Securities               Growth                  High Yield
                                        ------------------------   -------------------------   -----------------------
                                            2006         2005        2006 (d)        2005        2006          2005
                                        -----------   ----------   -----------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   149,222   $  125,908   $   (23,553)  $   (77,810)  $  170,228   $  167,463
Net realized gains (losses)                  (6,398)      20,626    (1,097,170)     (623,443)      29,609       16,427
Change in unrealized gains (losses)         (19,398)    (121,518)    1,485,090     1,032,618       (8,774)    (152,451)
                                        -----------   ----------   -----------   -----------   ----------   ----------
Increase (decrease) in net assets
   from operations                          123,426       25,016       364,367       331,365      191,063       31,439
                                        -----------   ----------   -----------   -----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     12,036       71,863         1,325        12,397          640        5,070
Benefit payments                           (118,235)     (77,680)      (21,764)     (194,535)    (173,262)      (9,628)
Payments on termination                    (935,705)    (788,398)     (553,966)     (598,271)    (140,114)    (100,058)
Contract Maintenance Charge                  (2,965)      (3,559)       (1,670)       (5,000)      (1,019)      (1,116)
Transfers among the sub-accounts
   and with the Fixed Account - net        (258,258)     123,942    (5,262,946)     (432,639)     302,328      179,787
                                        -----------   ----------   -----------   -----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions            (1,303,127)    (673,832)   (5,839,021)   (1,218,048)     (11,427)      74,055
                                        -----------   ----------   -----------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS        (1,179,701)    (648,816)   (5,474,654)     (886,683)     179,636      105,494
NET ASSETS AT BEGINNING OF PERIOD         6,448,940    7,097,756     5,474,654     6,361,337    2,181,194    2,075,700
                                        -----------   ----------   -----------   -----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $ 5,269,239   $6,448,940   $        --   $ 5,474,654   $2,360,830   $2,181,194
                                        ===========   ==========   ===========   ===========   ==========   ==========

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                513,854      565,982       769,650       904,660      212,575      206,211
         Units issued                        31,585       41,504        36,276        58,143       74,081       24,078
         Units redeemed                    (132,990)     (93,632)     (805,926)     (193,153)     (76,381)     (17,714)
                                        -----------   ----------   -----------   -----------   ----------   ----------
   Units outstanding at end of period       412,449      513,854            --       769,650      210,275      212,575
                                        ===========   ==========   ===========   ===========   ==========   ==========

(d)  On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Capital Appreciation

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------

                                             AIM Variable          AIM Variable        AIM Variable
                                               Insurance             Insurance           Insurance
                                                 Funds                 Funds               Funds
                                              Sub-Account           Sub-Account         Sub-Account
                                        ------------------------   ------------   -----------------------
                                                                     AIM V. I.
                                               AIM V. I.             Large Cap           AIM V. I.
                                          International Growth        Growth        Mid Cap Core Equity
                                        ------------------------   ------------   -----------------------
                                            2006         2005      2006 (b) (f)      2006         2005
                                        -----------   ----------   ------------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (17,646)  $  (39,058)   $  (31,366)   $   (7,806)  $  (13,790)
Net realized gains (losses)                 428,089       84,173        38,920       239,133      100,270
Change in unrealized gains (losses)       1,184,150      899,749       617,829       (60,469)      11,260
                                        -----------   ----------    ----------    ----------   ----------
Increase (decrease) in net assets
   from operations                        1,594,593      944,864       625,383       170,858       97,740
                                        -----------   ----------    ----------    ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     25,362       62,569         5,633         9,711        3,700
Benefit payments                           (114,090)    (123,874)      (97,038)      (18,857)      (3,852)
Payments on termination                  (1,247,441)    (647,639)     (499,715)     (256,518)    (181,843)
Contract Maintenance Charge                  (4,001)      (3,638)       (3,733)         (970)      (1,049)
Transfers among the sub-accounts
   and with the Fixed Account - net         636,003      435,243     5,998,940       261,551      288,108
                                        -----------   ----------    ----------    ----------   ----------
Increase (decrease) in net assets
   from contract transactions              (704,167)    (277,339)    5,404,087        (5,083)     105,064
                                        -----------   ----------    ----------    ----------   ----------
INCREASE (DECREASE) IN NET ASSETS           890,426      667,525     6,029,470       165,775      202,804
NET ASSETS AT BEGINNING OF PERIOD         6,393,384    5,725,859            --     1,759,546    1,556,742
                                        -----------   ----------    ----------    ----------   ----------
NET ASSETS AT END OF PERIOD             $ 7,283,810   $6,393,384    $6,029,470    $1,925,321   $1,759,546
                                        ===========   ==========    ==========    ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                561,536      566,320            --       123,674      114,451
         Units issued                       146,317       96,771       644,104        33,271       36,305
         Units redeemed                    (184,385)    (101,555)     (100,805)      (33,616)     (27,082)
                                        -----------   ----------    ----------    ----------   ----------
   Units outstanding at end of period       523,468      561,536       543,299       123,329      123,674
                                        ===========   ==========    ==========    ==========   ==========

(b)  On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap Growth
(f)  For the period beginning June 12, 2006, and ended December 31, 2006

See notes to financial statements.


ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------

                                              AIM Variable               AIM Variable               AIM Variable
                                                Insurance                  Insurance                 Insurance
                                                  Funds                      Funds                     Funds
                                               Sub-Account                Sub-Account               Sub-Account
                                        ------------------------   --------------------------   --------------------
                                                AIM V. I.                  AIM V. I.                 AIM V. I.
                                              Money Market               Premier Equity              Technology
                                        ------------------------   --------------------------   --------------------
                                           2006          2005        2006 (e)         2005         2006       2005
                                        ----------   -----------   ------------   -----------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   66,152   $    27,095   $     92,012   $   (85,682)  $ (10,002)  $(10,613)
Net realized gains (losses)                     --            --     (1,523,245)     (674,470)     49,820      7,391
Change in unrealized gains (losses)             --            --      2,443,556     1,403,099      30,170      7,839
                                        ----------   -----------   ------------   -----------   ---------   --------
Increase (decrease) in net assets
   from operations                          66,152        27,095      1,012,323       642,947      69,988      4,617
                                        ----------   -----------   ------------   -----------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    39,285        21,428       (201,222)       74,251       1,814      3,540
Benefit payments                          (570,694)     (966,517)       (55,312)     (429,478)    (37,946)    (2,188)
Payments on termination                   (932,632)   (1,508,563)      (994,076)   (1,614,022)   (131,843)   (65,737)
Contract Maintenance Charge                 (1,124)       (1,208)        (4,319)      (15,685)       (774)      (861)
Transfers among the sub-accounts
   and with the Fixed Account - net      1,731,873     2,084,886    (15,525,561)     (705,177)    (92,988)   (17,485)
                                        ----------   -----------   ------------   -----------   ---------   --------
Increase (decrease) in net assets
   from contract transactions              266,708      (369,974)   (16,780,490)   (2,690,111)   (261,737)   (82,731)
                                        ----------   -----------   ------------   -----------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS          332,860      (342,879)   (15,768,167)   (2,047,164)   (191,749)   (78,114)
NET ASSETS AT BEGINNING OF PERIOD        2,174,505     2,517,384     15,768,167    17,815,331     871,756    949,870
                                        ----------   -----------   ------------   -----------   ---------   --------
NET ASSETS AT END OF PERIOD             $2,507,365   $ 2,174,505   $         --   $15,768,167   $ 680,007   $871,756
                                        ==========   ===========   ============   ===========   =========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               196,304       232,558      1,748,351     2,010,906      77,757     85,520
         Units issued                      361,797       240,192         33,425        77,828       9,680      6,964
         Units redeemed                   (341,371)     (276,446)    (1,781,776)     (340,383)    (31,880)   (14,727)
                                        ----------   -----------   ------------   -----------   ---------   --------
   Units outstanding at end of period      216,730       196,304             --     1,748,351      55,557     77,757
                                        ==========   ===========   ============   ===========   =========   ========

(e)  On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------

                                              AIM Variable            AIM Variable           AIM Variable
                                                Insurance               Insurance             Insurance
                                                  Funds              Funds Series II       Funds Series II
                                               Sub-Account             Sub-Account           Sub-Account
                                        ------------------------   ------------------   --------------------
                                                                        AIM V. I.
                                                AIM V. I.               Aggressive         AIM V. I. Basic
                                                Utilities               Growth II             Balanced II
                                        ------------------------   ------------------   --------------------
                                           2006          2005      2006 (g)     2005       2006       2005
                                        ----------   -----------   --------   -------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   41,918   $    18,993   $   (166)  $  (456)  $   1,473   $ (1,382)
Net realized gains (losses)                224,025        95,084      8,690     1,818      22,642      7,808
Change in unrealized gains (losses)        167,528       163,154     (5,746)      (62)     34,608     18,265
                                        ----------   -----------   --------   -------   ---------   --------
Increase (decrease) in net assets
   from operations                         433,471       277,231      2,778     1,300      58,723     24,691
                                        ----------   -----------   --------   -------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     6,300         9,200         --        --          25     13,300
Benefit payments                           (88,555)      (68,926)        --    (5,761)         --     (5,497)
Payments on termination                   (365,197)     (249,557)      (735)     (356)   (104,012)   (49,908)
Contract Maintenance Charge                 (1,443)       (1,449)        --        --          --         --
Transfers among the sub-accounts
   and with the Fixed Account - net        131,523       129,737    (33,095)    8,924     (14,337)    (7,810)
                                        ----------   -----------   --------   -------   ---------   --------
Increase (decrease) in net assets
   from contract transactions             (317,372)     (180,995)   (33,830)    2,807    (118,324)   (49,915)
                                        ----------   -----------   --------   -------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS          116,099        96,236    (31,052)    4,107     (59,601)   (25,224)
NET ASSETS AT BEGINNING OF PERIOD        1,951,853     1,855,617     31,052    26,945     698,298    723,522
                                        ----------   -----------   --------   -------   ---------   --------
NET ASSETS AT END OF PERIOD             $2,067,952   $ 1,951,853   $     --   $31,052   $ 638,697   $698,298
                                        ==========   ===========   ========   =======   =========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               138,201       151,575      2,726     2,457      67,376     72,241
         Units issued                       37,373        24,608         --     1,303         403      2,938
         Units redeemed                    (57,367)      (37,982)    (2,726)   (1,034)    (11,064)    (7,803)
                                        ----------   -----------   --------   -------   ---------   --------
   Units outstanding at end of period      118,207       138,201         --     2,726      56,715     67,376
                                        ==========   ===========   ========   =======   =========   ========

(g)  On May 1, 2006, AIM V. I. Aggressive Growth II merged into AIM V. I Capital Appreciation II

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
------------------------------------------------------------------------------------------------------------------

                                              AIM Variable            AIM Variable              AIM Variable
                                               Insurance                Insurance                Insurance
                                            Funds Series II          Funds Series II          Funds Series II
                                              Sub-Account              Sub-Account              Sub-Account
                                        -----------------------   --------------------   -------------------------
                                            AIM V. I. Basic          AIM V. I. Blue          AIM V. I. Capital
                                                Value II                 Chip II              Appreciation II
                                        -----------------------   --------------------   -------------------------
                                           2006         2005       2006 (h)     2005     2006 (g)(i)(j)     2005
                                        ----------   ----------   ---------   --------   --------------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (29,246)  $  (31,355)  $  (2,279)  $ (4,204)     $ (12,925)    $(11,286)
Net realized gains (losses)                228,537       56,208      40,023      9,497         35,722        6,874
Change in unrealized gains (losses)         11,506       51,701     (51,525)       601          9,384       51,508
                                        ----------   ----------   ---------   --------      ---------     --------
Increase (decrease) in net assets
   from operations                         210,797       76,554     (13,781)     5,894         32,181       47,096
                                        ----------   ----------   ---------   --------      ---------     --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                        25      192,019          --     12,250            200        2,250
Benefit payments                            (7,376)     (22,346)         --     (3,973)        (1,223)      (4,865)
Payments on termination                   (607,445)     (91,614)     (7,185)   (43,531)      (194,325)      (5,169)
Contract Maintenance Charge                 (5,833)      (6,317)         --         --         (2,773)      (2,774)
Transfers among the sub-accounts
   and with the Fixed Account - net          5,890      (22,412)   (311,016)   (16,449)       201,335      (10,737)
                                        ----------   ----------   ---------   --------      ---------     --------
Increase (decrease) in net assets
   from contract transactions             (614,739)      49,330    (318,201)   (51,703)         3,214      (21,295)
                                        ----------   ----------   ---------   --------      ---------     --------
INCREASE (DECREASE) IN NET ASSETS         (403,942)     125,884    (331,982)   (45,809)        35,395       25,801
NET ASSETS AT BEGINNING OF PERIOD        2,022,253    1,896,369     331,982    377,791        723,304      697,503
                                        ----------   ----------   ---------   --------      ---------     --------
NET ASSETS AT END OF PERIOD             $1,618,311   $2,022,253   $      --   $331,982      $ 758,699     $723,304
                                        ==========   ==========   =========   ========      =========     ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               148,034      145,431      33,582     38,854         57,568       58,451
         Units issued                        3,931       37,987       2,672      1,909         24,165        8,443
         Units redeemed                    (46,452)     (35,384)    (36,254)    (7,181)       (22,928)      (9,326)
                                        ----------   ----------   ---------   --------      ---------     --------
   Units outstanding at end of period      105,513      148,034          --     33,582         58,805       57,568
                                        ==========   ==========   =========   ========      =========     ========

(g)  On May 1, 2006, AIM V. I. Aggressive Growth II merged into AIM V. I Capital Appreciation II
(h)  On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(i)  On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(j)  On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------

                                           AIM Variable          AIM Variable           AIM Variable
                                             Insurance             Insurance              Insurance
                                          Funds Series II       Funds Series II        Funds Series II
                                            Sub-Account           Sub-Account            Sub-Account
                                        ------------------   --------------------   --------------------
                                             AIM V. I.                                    AIM V. I.
                                              Capital           AIM V. I. Core           Demographic
                                          Development II           Equity II              Trends II
                                        ------------------   --------------------   --------------------
                                          2006       2005     2006 (k)     2005      2006 (i)     2005
                                        --------   -------   ---------   --------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (730)  $  (698)  $  (3,309)  $   (161)  $  (1,382)  $ (1,431)
Net realized gains (losses)               10,199     1,628      10,588      4,727      25,047        311
Change in unrealized gains (losses)       (2,890)    2,629      38,761        105     (20,969)     5,580
                                        --------   -------   ---------   --------   ---------   --------
Increase (decrease) in net assets
   from operations                         6,579     3,559      46,040      4,671       2,696      4,460
                                        --------   -------   ---------   --------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                      --        --       6,916         --          --     10,000
Benefit payments                              --    (7,020)         --    (12,228)         --         --
Payments on termination                  (28,910)     (611)   (122,383)   (10,109)       (540)      (577)
Contract Maintenance Charge                   --        --        (665)        --          --         --
Transfers among the sub-accounts
   and with the Fixed Account - net           50     8,915     387,791      5,971    (106,274)     2,077
                                        --------   -------   ---------   --------   ---------   --------
Increase (decrease) in net assets
   from contract transactions            (28,860)    1,284     271,659    (16,366)   (106,814)    11,500
                                        --------   -------   ---------   --------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS        (22,281)    4,843     317,699    (11,695)   (104,118)    15,960

NET ASSETS AT BEGINNING OF PERIOD         46,705    41,862     110,542    122,237     104,118     88,158
                                        --------   -------   ---------   --------   ---------   --------
NET ASSETS AT END OF PERIOD             $ 24,424   $46,705   $ 428,241   $110,542   $      --   $104,118
                                        ========   =======   =========   ========   =========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               3,728     3,594       9,784     11,214      10,410      9,209
         Units issued                         --     1,295      37,001      1,635           6      1,284
         Units redeemed                   (2,025)   (1,161)    (11,404)    (3,065)    (10,416)       (83)
                                        --------   -------   ---------   --------   ---------   --------
   Units outstanding at end of period      1,703     3,728      35,381      9,784          --     10,410
                                        ========   =======   =========   ========   =========   ========

(i)  On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(k)  On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------

                                            AIM Variable           AIM Variable            AIM Variable
                                             Insurance               Insurance              Insurance
                                          Funds Series II         Funds Series II        Funds Series II
                                            Sub-Account             Sub-Account            Sub-Account
                                        -------------------   ----------------------   -------------------
                                             AIM V. I.               AIM V. I.
                                            Diversified             Government              AIM V. I.
                                             Income II             Securities II            Growth II
                                        -------------------   ----------------------   -------------------
                                          2006       2005        2006        2005      2006 (j)     2005
                                        --------   --------   ---------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  6,768   $  9,005   $   2,432   $    7,409   $   (403)  $ (1,363)
Net realized gains (losses)               (2,118)    (2,453)    (21,696)     (14,103)    23,902      4,085
Change in unrealized gains (losses)          458     (4,056)     19,292        5,181    (18,618)     2,112
                                        --------   --------   ---------   ----------   --------   --------
Increase (decrease) in net assets
   from operations                         5,108      2,496          28       (1,513)     4,881      4,834
                                        --------   --------   ---------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                      --         --          --           --         25        300
Benefit payments                              --    (14,609)         --      (56,669)        --    (12,088)
Payments on termination                  (56,946)   (43,151)   (498,738)     (60,853)    (5,077)    (2,363)
Contract Maintenance Charge                   --         --          --           --         --         --
Transfers among the sub-accounts
   and with the Fixed Account - net       42,097      4,148          84     (502,675)   (76,659)      (185)
                                        --------   --------   ---------   ----------   --------   --------
Increase (decrease) in net assets
   from contract transactions            (14,849)   (53,612)   (498,654)    (620,197)   (81,711)   (14,336)
                                        --------   --------   ---------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS         (9,741)   (51,116)   (498,626)    (621,710)   (76,830)    (9,502)
NET ASSETS AT BEGINNING OF PERIOD        170,491    221,607     652,414    1,274,124     76,830     86,332
                                        --------   --------   ---------   ----------   --------   --------
NET ASSETS AT END OF PERIOD             $160,750   $170,491   $ 153,788   $  652,414   $     --   $ 76,830
                                        ========   ========   =========   ==========   ========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                              15,178     19,957      60,557      118,106      7,855      9,301
         Units issued                      3,752      2,124           7        5,682          2      1,253
         Units redeemed                   (5,004)    (6,903)    (46,557)     (63,231)    (7,857)    (2,699)
                                        --------   --------   ---------   ----------   --------   --------
   Units outstanding at end of period     13,926     15,178      14,007       60,557         --      7,855
                                        ========   ========   =========   ==========   ========   ========

(j)  On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------

                                            AIM Variable           AIM Variable        AIM Variable
                                              Insurance             Insurance           Insurance
                                           Funds Series II       Funds Series II     Funds Series II
                                             Sub-Account           Sub-Account         Sub-Account
                                        --------------------   -------------------   ---------------
                                                                    AIM V. I.           AIM V. I.
                                           AIM V. I. High         International         Large Cap
                                               Yield II             Growth II           Growth II
                                        --------------------   -------------------   ---------------
                                           2006       2005       2006       2005       2006 (f)(h)
                                        ---------   --------   --------   --------   ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  11,348   $ 57,080   $ (1,234)  $ (1,629)     $  (2,734)
Net realized gains (losses)               (10,118)     2,861     17,880      8,581         14,771
Change in unrealized gains (losses)        24,133    (41,644)    35,402     23,185         22,371
                                        ---------   --------   --------   --------      ---------
Increase (decrease) in net assets
   from operations                         25,363     18,297     52,048     30,137         34,408
                                        ---------   --------   --------   --------      ---------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                       --         --         --         --             --
Benefit payments                               --     (8,821)        --     (3,050)            --
Payments on termination                  (557,007)   (26,424)   (40,667)   (25,966)      (154,831)
Contract Maintenance Charge                    --         --         --         --             --
Transfers among the sub-accounts
   and with the Fixed Account - net        (6,406)   506,714      9,220     17,137        335,716
                                        ---------   --------   --------   --------      ---------
Increase (decrease) in net assets
   from contract transactions            (563,413)   471,469    (31,447)   (11,879)       180,885
                                        ---------   --------   --------   --------      ---------
INCREASE (DECREASE) IN NET ASSETS        (538,050)   489,766     20,601     18,258        215,293
NET ASSETS AT BEGINNING OF PERIOD         725,311    235,545    205,700    187,442             --
                                        ---------   --------   --------   --------      ---------
NET ASSETS AT END OF PERIOD             $ 187,261   $725,311   $226,301   $205,700      $ 215,293
                                        =========   ========   ========   ========      =========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               55,954     18,319     13,822     14,618             --
         Units issued                       1,732     41,061        543      1,996         33,571
         Units redeemed                   (44,471)    (3,426)    (2,318)    (2,792)       (14,125)
                                        ---------   --------   --------   --------      ---------
   Units outstanding at end of period      13,215     55,954     12,047     13,822         19,446
                                        =========   ========   ========   ========      =========

(f)  For the period beginning June 12, 2006, and ended December 31, 2006
(h)  On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------

                                            AIM Variable            AIM Variable           AIM Variable
                                              Insurance              Insurance               Insurance
                                           Funds Series II        Funds Series II         Funds Series II
                                             Sub-Account            Sub-Account             Sub-Account
                                        --------------------   ---------------------   --------------------
                                            AIM V. I. Mid
                                               Cap Core              AIM V. I.               AIM V. I.
                                              Equity II             Money Market II      Premier Equity II
                                        --------------------   ---------------------   --------------------
                                           2006       2005        2006        2005      2006 (k)     2005
                                        ---------   --------   ---------   ---------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (7,569)  $ (9,421)  $   4,781   $   2,232   $     806   $ (3,057)
Net realized gains (losses)                88,942     31,360          --          --      67,521      2,080
Change in unrealized gains (losses)       (11,531)    19,545          --          --     (49,821)    15,340
                                        ---------   --------   ---------   ---------   ---------   --------
Increase (decrease) in net assets
   from operations                         69,842     41,484       4,781       2,232      18,506     14,363
                                        ---------   --------   ---------   ---------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    3,085    141,648          --       1,081          --     40,500
Benefit payments                               --     (4,353)         --     (13,882)         --         --
Payments on termination                  (126,000)   (36,459)   (187,111)   (156,165)     (2,421)    (8,279)
Contract Maintenance Charge                (2,072)    (1,511)         --          --        (278)      (773)
Transfers among the sub-accounts
   and with the Fixed Account - net        30,626     52,564      94,574       7,805    (390,479)    49,642
                                        ---------   --------   ---------   ---------   ---------   --------
Increase (decrease) in net assets
   from contract transactions             (94,361)   151,889     (92,537)   (161,161)   (393,178)    81,090
                                        ---------   --------   ---------   ---------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS         (24,519)   193,373     (87,756)   (158,929)   (374,672)    95,453
NET ASSETS AT BEGINNING OF PERIOD         757,948    564,575     285,643     444,572     374,672    279,219
                                        ---------   --------   ---------   ---------   ---------   --------
NET ASSETS AT END OF PERIOD             $ 733,429   $757,948   $ 197,887   $ 285,643   $      --   $374,672
                                        =========   ========   =========   =========   =========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               63,491     49,329      29,174      45,744      35,322     28,670
         Units issued                       2,769     36,453      18,819       8,782       1,551     12,524
         Units redeemed                    (9,853)   (22,291)    (28,269)    (25,352)    (36,873)    (5,872)
                                        ---------   --------   ---------   ---------   ---------   --------
   Units outstanding at end of period      56,407     63,491      19,724      29,174          --     35,322
                                        =========   ========   =========   =========   =========   ========

(k)  On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------

                                                                                          Alliance
                                                                                         Bernstein
                                           AIM Variable         AIM Variable              Variable
                                            Insurance            Insurance             Product Series
                                         Funds Series II      Funds Series II               Fund
                                           Sub-Account          Sub-Account             Sub-Account
                                        -----------------   -------------------   -----------------------
                                                                                          Alliance
                                            AIM V. I.            AIM V. I.               Bernstein
                                          Technology II         Utilities II               Growth
                                        -----------------   -------------------   -----------------------
                                          2006      2005      2006       2005        2006         2005
                                        -------   -------   --------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (166)  $  (160)  $    563   $     33   $  (47,235)  $  (41,120)
Net realized gains (losses)                 159        23      7,329      7,529       64,176       76,283
Change in unrealized gains (losses)         842       138     (1,200)    (1,091)    (117,711)     266,423
                                        -------   -------   --------   --------   ----------   ----------
Increase (decrease) in net assets
   from operations                          835         1      6,692      6,471     (100,770)     301,586
                                        -------   -------   --------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     --        --         --         --      147,473      851,599
Benefit payments                             --        --         --     (8,574)     (28,168)    (146,167)
Payments on termination                    (677)     (200)   (11,708)   (24,387)    (302,826)     (97,938)
Contract Maintenance Charge                  --        --         --         --       (8,367)      (4,938)
Transfers among the sub-accounts
   and with the Fixed Account - net           1      (180)    (2,143)      (196)     (22,731)     220,359
                                        -------   -------   --------   --------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions              (676)     (380)   (13,851)   (33,157)    (214,619)     822,915
                                        -------   -------   --------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS           159      (379)    (7,159)   (26,686)    (315,389)   1,124,501
NET ASSETS AT BEGINNING OF PERIOD         9,927    10,306     28,515     55,201    3,000,111    1,875,610
                                        -------   -------   --------   --------   ----------   ----------
NET ASSETS AT END OF PERIOD             $10,086   $ 9,927   $ 21,356   $ 28,515   $2,684,722   $3,000,111
                                        =======   =======   ========   ========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                897       934      2,034      4,522      251,153      203,243
         Units issued                        --        --        217        776       30,822      224,123
         Units redeemed                     (55)      (37)    (1,011)    (3,264)     (56,768)    (176,213)
                                        -------   -------   --------   --------   ----------   ----------
   Units outstanding at end of period       842       897      1,240      2,034      225,207      251,153
                                        =======   =======   ========   ========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------

                                                Alliance                 Alliance               Alliance
                                                Bernstein                Bernstein              Bernstein
                                                Variable                 Variable               Variable
                                             Product Series           Product Series         Product Series
                                                  Fund                     Fund                   Fund
                                               Sub-Account              Sub-Account            Sub-Account
                                        ------------------------   --------------------   --------------------
                                                Alliance                 Alliance               Alliance
                                                Bernstein                Bernstein              Bernstein
                                                 Growth &              International            Large Cap
                                                  Income                   Value                 Growth
                                        ------------------------   --------------------   --------------------
                                            2006          2005        2006     2005 (ai)    2006        2005
                                        -----------   ----------   ---------   --------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (21,314)  $  (15,459)  $  (2,293)  $ (1,860)  $  (9,950)  $ (9,183)
Net realized gains (losses)                 549,435      135,898      32,864      9,194      (6,176)   (20,303)
Change in unrealized gains (losses)         376,653       68,971     139,223     23,112      11,091    108,644
                                        -----------   ----------   ---------   --------   ---------   --------
Increase (decrease) in net assets
   from operations                          904,774      189,410     169,794     30,446      (5,035)    79,158
                                        -----------   ----------   ---------   --------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                      3,996      110,961     307,424    245,331       1,600         --
Benefit payments                            (59,789)    (116,015)         --         --     (21,115)        --
Payments on termination                    (869,670)    (443,624)   (101,779)      (949)   (211,247)   (47,227)
Contract Maintenance Charge                 (13,157)     (12,399)     (2,364)      (657)     (1,122)    (1,132)
Transfers among the sub-accounts
   and with the Fixed Account - net        (192,886)      19,659     156,367     67,816     260,504     48,311
                                        -----------   ----------   ---------   --------   ---------   --------
Increase (decrease) in net assets
   from contract transactions            (1,131,506)    (441,418)    359,648    311,541      28,620        (48)
                                        -----------   ----------   ---------   --------   ---------   --------
INCREASE (DECREASE) IN NET ASSETS          (226,732)    (252,008)    529,442    341,987      23,585     79,110
NET ASSETS AT BEGINNING OF PERIOD         6,594,060    6,846,068     341,987         --     736,233    657,123
                                        -----------   ----------   ---------   --------   ---------   --------
NET ASSETS AT END OF PERIOD             $ 6,367,328   $6,594,060   $ 871,429   $341,987   $ 759,818   $736,233
                                        ===========   ==========   =========   ========   =========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                542,541      585,600      28,796         --      89,170     91,751
         Units issued                        26,104       74,400      35,679     45,854      44,901     13,564
         Units redeemed                    (114,040)    (117,459)     (9,186)   (17,058)    (37,836)   (16,145)
                                        -----------   ----------   ---------   --------   ---------   --------
   Units outstanding at end of period       454,605      542,541      55,289     28,796      96,235     89,170
                                        ===========   ==========   =========   ========   =========   ========

(ai) For the period beginning April 29, 2005 and ended December 31, 2005

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------

                                                Alliance                Alliance               Alliance
                                                Bernstein               Bernstein              Bernstein
                                                Variable                Variable               Variable
                                             Product Series          Product Series         Product Series
                                                  Fund                    Fund                   Fund
                                               Sub-Account             Sub-Account            Sub-Account
                                        -----------------------   --------------------   --------------------
                                                Alliance
                                                Bernstein               Alliance               Alliance
                                              Small/Mid Cap             Bernstein              Bernstein
                                                  Value               Utility Income             Value
                                        -----------------------   --------------------   --------------------
                                           2006         2005        2006     2005 (ai)     2006     2005 (ai)
                                        ----------   ----------   --------   ---------   --------   ---------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (45,254)  $  (29,136)  $    593    $  (155)   $   (196)   $  (46)
Net realized gains (losses)                293,565      114,957        438     (1,104)      1,872      (141)
Change in unrealized gains (losses)        111,827       57,587     19,353      2,340       2,044       320
                                        ----------   ----------   --------    -------    --------    ------
Increase (decrease) in net assets
   from operations                         360,138      143,408     20,384      1,081       3,720       133
                                        ----------   ----------   --------    -------    --------    ------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                   162,495      537,719     18,042     69,824      25,072     6,400
Benefit payments                            (1,987)     (33,273)        --         --          --        --
Payments on termination                   (390,468)     (29,775)    (1,196)      (321)    (14,624)       --
Contract Maintenance Charge                (15,780)     (12,523)      (320)       (46)        (54)       (1)
Transfers among the sub-accounts
   and with the Fixed Account - net        (31,118)     156,740     10,746      7,512        (517)     (238)
                                        ----------   ----------   --------    -------    --------    ------
Increase (decrease) in net assets
   from contract transactions             (276,858)     618,888     27,272     76,969       9,877     6,161
                                        ----------   ----------   --------    -------    --------    ------
INCREASE (DECREASE) IN NET ASSETS           83,280      762,296     47,656     78,050      13,597     6,294
NET ASSETS AT BEGINNING OF PERIOD        2,931,759    2,169,463     78,050         --       6,294        --
                                        ----------   ----------   --------    -------    --------    ------
NET ASSETS AT END OF PERIOD             $3,015,039   $2,931,759   $125,706    $78,050    $ 19,891    $6,294
                                        ==========   ==========   ========    =======    ========    ======
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               175,516      136,165      7,130         --         587        --
         Units issued                       13,501      111,663      2,622     13,233       2,213     1,161
         Units redeemed                    (28,269)     (72,312)      (305)    (6,103)     (1,239)     (574)
                                        ----------   ----------   --------    -------    --------    ------
   Units outstanding at end of period      160,748      175,516      9,447      7,130       1,561       587
                                        ==========   ==========   ========    =======    ========    ======

(ai) For the period beginning April 29, 2005 and ended December 31, 2005

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------

                                                                                                  Dreyfus
                                                                                                  Socially
                                            Delaware Group            Delaware Group            Responsible
                                           Premium Fund, Inc         Premium Fund, Inc        Growth Fund, Inc
                                              Sub-Account               Sub-Account             Sub-Account
                                        -----------------------   -----------------------   -------------------
                                                                                                  Dreyfus
                                            Delaware VIP GP                                       Socially
                                               Small Cap              Delaware VIP GP            Responsible
                                                 Value                     Trend                 Growth Fund
                                        -----------------------   -----------------------   -------------------
                                           2006         2005         2006         2005        2006       2005
                                        ----------   ----------   ----------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (38,399)  $  (29,833)  $  (14,577)  $  (13,123)  $ (2,881)  $ (3,087)
Net realized gains (losses)                373,418      297,607       56,309       18,580       (405)    (2,059)
Change in unrealized gains (losses)        183,573        4,273       25,984       53,040     22,624     10,616
                                        ----------   ----------   ----------   ----------   --------   --------
Increase (decrease) in net assets
   from operations                         518,592      272,047       67,716       58,497     19,338      5,470
                                        ----------   ----------   ----------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    16,255       51,681        3,823       19,385         --        750
Benefit payments                           (21,582)     (24,693)     (57,024)      (5,193)    (1,065)        --
Payments on termination                   (259,954)    (152,604)    (109,428)     (71,810)    (7,154)   (15,245)
Contract Maintenance Charge                 (1,721)      (1,777)        (338)        (366)      (214)      (269)
Transfers among the sub-accounts
   and with the Fixed Account - net        377,278      173,397       35,140      105,770     10,550     (2,614)
                                        ----------   ----------   ----------   ----------   --------   --------
Increase (decrease) in net assets
   from contract transactions              110,276       46,004     (127,827)      47,786      2,117    (17,378)
                                        ----------   ----------   ----------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS          628,868      318,051      (60,111)     106,283     21,455    (11,908)
NET ASSETS AT BEGINNING OF PERIOD        3,569,173    3,251,122    1,149,692    1,043,409    244,390    256,298
                                        ----------   ----------   ----------   ----------   --------   --------
NET ASSETS AT END OF PERIOD             $4,198,041   $3,569,173   $1,089,581   $1,149,692   $265,845   $244,390
                                        ==========   ==========   ==========   ==========   ========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               164,545      161,968      121,053      114,857     36,879     39,582
         Units issued                       22,887       19,326       12,895       17,953      1,698        156
         Units redeemed                    (18,770)     (16,749)     (25,982)     (11,757)    (1,379)    (2,859)
                                        ----------   ----------   ----------   ----------   --------   --------
   Units outstanding at end of period      168,662      164,545      107,966      121,053     37,198     36,879
                                        ==========   ==========   ==========   ==========   ========   ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------

                                                                        Dreyfus                  Dreyfus
                                                                       Variable                  Variable
                                             Dreyfus Stock            Investment                Investment
                                              Index Fund                 Fund                      Fund
                                              Sub-Account             Sub-Account              Sub-Account
                                        -----------------------   --------------------   -----------------------
                                             Dreyfus Stock            VIF Capital               VIF Money
                                               Index Fund             Appreciation                Market
                                        -----------------------   --------------------   -----------------------
                                           2006         2005         2006       2005        2006         2005
                                        ----------   ----------   ---------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   25,365   $   21,694   $   2,173   $(10,136)  $   94,054   $   42,685
Net realized gains (losses)                116,392       48,079      26,299      4,635           --           --
Change in unrealized gains (losses)        681,227      131,328      85,670     29,797           --           --
                                        ----------   ----------   ---------   --------   ----------   ----------
Increase (decrease) in net assets
   from operations                         822,984      201,101     114,142     24,296       94,054       42,685
                                        ----------   ----------   ---------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    24,633       51,320         602      2,803      106,650       64,140
Benefit payments                           (72,076)     (12,557)         --         --      (96,323)     (47,643)
Payments on termination                   (395,483)    (281,455)   (107,418)   (52,274)    (695,945)    (180,737)
Contract Maintenance Charge                 (2,719)      (2,879)       (181)      (197)      (1,407)      (1,624)
Transfers among the sub-accounts
   and with the Fixed Account - net         66,591      217,126     (24,624)      (149)     170,712      (54,977)
                                        ----------   ----------   ---------   --------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions             (379,054)     (28,445)   (131,621)   (49,817)    (516,313)    (220,841)
                                        ----------   ----------   ---------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS          443,930      172,656     (17,479)   (25,521)    (422,259)    (178,156)
NET ASSETS AT BEGINNING OF PERIOD        6,045,008    5,872,352     822,434    847,955    3,089,426    3,267,582
                                        ----------   ----------   ---------   --------   ----------   ----------
NET ASSETS AT END OF PERIOD             $6,488,938   $6,045,008   $ 804,955   $822,434   $2,667,167   $3,089,426
                                        ==========   ==========   =========   ========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               674,891      677,883      87,877     93,398      307,461      329,692
      Units issued                          28,839       44,602       3,369      1,244      327,522       68,945
      Units redeemed                       (68,619)     (47,594)    (16,477)    (6,765)    (378,008)     (91,176)
                                        ----------   ----------   ---------   --------   ----------   ----------
   Units outstanding at end of period      635,111      674,891      74,769     87,877      256,975      307,461
                                        ==========   ==========   =========   ========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
------------------------------------------------------------------------------------------------------------

                                           DWS Variable           DWS Variable           DWS Variable
                                        Investment Series I    Investment Series I   Investment Series I
                                          Sub-Account (l)        Sub-Account (l)       Sub-Account (l)
                                        -------------------   --------------------   -----------------------
                                              DWS VIP                DWS VIP                DWS VIP
                                             Bond A (m)       Capital Growth A (n)   Growth and Income A (o)
                                        -------------------   --------------------   -----------------------
                                          2006       2005        2006       2005        2006         2005
                                        --------   --------   --------   ---------   ---------    ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)             $ 1,321    $ 1,198    $   (5)    $  (15)     $     5       $   42
Net realized gains (losses)                   52        398         1         (1)         884           --
Change in unrealized gains (losses)          339       (819)      256        343         (194)         369
                                         -------    -------    ------     ------      -------       ------
Increase (decrease) in net assets
   from operations                         1,712        777       252        327          695          411
                                         -------    -------    ------     ------      -------       ------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                      --         --        --         --           --           --
Benefit payments                              --         --        --         --           --           --
Payments on termination                       --         --        --         --       (3,905)          --
Contract Maintenance Charge                   --         --        --         --           --           --
Transfers among the sub-accounts
   and with the Fixed Account - net          (1)        (1)       --       2,922          (60)          (1)
                                         -------    -------    ------     ------      -------       ------
Increase (decrease) in net assets
   from contract transactions                 (1)        (1)       --      2,922       (3,965)          (1)
                                         -------    -------    ------     ------      -------       ------
INCREASE (DECREASE) IN NET ASSETS          1,711        776       252      3,249       (3,270)         410
NET ASSETS AT BEGINNING OF PERIOD         43,958     43,182     3,249         --        8,194        7,784
                                         -------    -------    ------     ------      -------       ------
NET ASSETS AT END OF PERIOD              $45,669    $43,958    $3,501     $3,249      $ 4,924       $8,194
                                         =======    =======    ======     ======      =======       ======
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               3,283      3,283       307         --          820          820
         Units issued                         --         --        --        307           --           --
         Units redeemed                       --         --        --         --         (385)          --
                                         -------    -------    ------     ------      -------       ------
   Units outstanding at end of period      3,283      3,283       307        307          435          820
                                         =======    =======    ======     ======      =======       ======

(l)  Previously known as Scudder Variable Series I Sub- Account
(m)  Previously known as Bond
(n)  Previously known as Capital Growth
(o)  Previously known as Growth & Income

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
------------------------------------------------------------------------------------------------------------

                                           DWS Variable          DWS Variable             DWS Variable
                                        Investment Series I   Investment Series I     Investment Series II
                                          Sub-Account (l)       Sub-Account (l)         Sub-Account (p)
                                        -------------------   -------------------   ------------------------
                                              DWS VIP               DWS VIP                 DWS VIP
                                         International (q)     Money Market A (r)        Balanced A (t)
                                        -------------------   -------------------   ------------------------
                                          2006       2005     2006 (s)     2005       2006     2005 (ai)(ak)
                                        --------   --------   --------   --------   --------   -------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $     55    $   35    $  1,174    $   219    $    (6)     $  (19)
Net realized gains (losses)                   (4)      (10)         --         --        342          (1)
Change in unrealized gains (losses)        1,018       544          --         --       (225)        225
                                        --------    ------    --------    -------    -------      ------
Increase (decrease) in net assets
   from operations                         1,069       569       1,174        219        111         205
                                        --------    ------    --------    -------    -------      ------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                      --        --          --         --         --          --
Benefit payments                              --        --          --         --         --          --
Payments on termination                       --        --      (5,000)        --     (3,542)         --
Contract Maintenance Charge                   --        --          --         --         --          --
Transfers among the sub-accounts
   and with the Fixed Account - net            1        --      (7,940)        --        (34)      3,260
                                        --------    ------    --------    -------    -------      ------
Increase (decrease) in net assets
   from contract transactions                  1        --     (12,940)        --     (3,576)      3,260
                                        --------    ------    --------    -------    -------      ------
INCREASE (DECREASE) IN NET ASSETS          1,070       569     (11,766)       219     (3,465)      3,465
NET ASSETS AT BEGINNING OF PERIOD          4,273     3,704      11,766     11,547      3,465          --
                                        --------    ------    --------    -------    -------      ------
NET ASSETS AT END OF PERIOD             $  5,343    $4,273    $     --    $11,766    $    --      $3,465
                                        ========    ======    ========    =======    =======      ======
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                 366       366       1,009      1,009        326          --
         Units issued                         --        --       5,330         --         --         326
         Units redeemed                       --        --      (6,339)        --       (326)         --
                                        --------    ------    --------    -------    -------      ------
   Units outstanding at end of period        366       366          --      1,009         --         326
                                        ========    ======    ========    =======    =======      ======

(l)  Previously known as Scudder Variable Series I Sub-Account
(p)  Previously known as Scudder Variable Series II Sub-Account
(q)  Previously known as International
(r)  Previously known as Money Market
(s)  On November 3, 2006, DWS Money Market A merged into DWS Money Market A II
(t)  Previously known as Total Return
(ai) For the period beginning April 29, 2005 and ended December 31, 2005
(ak) On April 29, 2005, Balanced merged into Total Return

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------

                                                                                          Fidelity
                                         DWS Variable                                     Variable
                                          Investment          DWS Variable                Insurance
                                           Series II      Investment Series II          Products Fund
                                        Sub-Account (s)     Sub-Account (s)              Sub-Account
                                        ---------------   ----------------------   -----------------------
                                         DWS VIP Money           DWS VIP
                                          Market A II     Small Cap Growth A (v)        VIP Contrafund
                                        ---------------   ----------------------   -----------------------
                                          2006 (s)(u)        2006    2005 (aj)        2006         2005
                                        ---------------     ------   ---------     -----------  ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                $   327         $  (23)   $  (14)      $    1,765   $  (43,655)
Net realized gains (losses)                      --              2         1          664,813       69,267
Change in unrealized gains (losses)              --            160       439         (112,078)     647,472
                                            -------         ------    ------       ----------   ----------
Increase (decrease) in net assets
   from operations                              327            139       426          554,500      673,084
                                            -------         ------    ------       ----------   ----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                         --             --        --           27,491      212,722
Benefit payments                                 --             --        --          (10,209)          --
Payments on termination                      (1,000)            --        --         (490,406)    (186,722)
Contract Maintenance Charge                      --             --        --           (2,351)      (2,167)
Transfers among the sub-accounts
   and with the Fixed Account - net          71,717             --     2,645          489,381      795,476
                                            -------         ------    ------       ----------   ----------
Increase (decrease) in net assets
   from contract transactions                70,717             --     2,645           13,906      819,309
                                            -------         ------    ------       ----------   ----------
INCREASE (DECREASE) IN NET ASSETS            71,044            139     3,071          568,406    1,492,393
NET ASSETS AT BEGINNING OF PERIOD                --          3,071        --        5,184,821    3,692,428
                                            -------         ------    ------       ----------   ----------
NET ASSETS AT END OF PERIOD                 $71,044         $3,210    $3,071       $5,753,227   $5,184,821
                                            =======         ======    ======       ==========   ==========

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                     --            265        --          417,035      341,822
         Units issued                        13,130             --       265           62,219      109,892
         Units redeemed                      (6,072)            --        --          (59,986)     (34,679)
                                            -------         ------    ------       ----------   ----------
   Units outstanding at end of period         7,058            265       265          419,268      417,035
                                            =======         ======    ======       ==========   ==========

(p)  Previously known as Scudder Variable Series II Sub-Account
(s)  On November 3, 2006, DWS Money Market A merged into DWS Money Market A II
(u)  For the period beginning November 3, 2006 and ended December 31, 2006
(v)  Previously known as Small Cap Growth
(aj) On April 29, 2005, 21st Century Growth merged into Small Cap Growth

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------

                                                 Fidelity                 Fidelity                Fidelity
                                                 Variable                 Variable                Variable
                                                Insurance                Insurance               Insurance
                                              Products Fund            Products Fund           Products Fund
                                               Sub-Account              Sub-Account             Sub-Account
                                        -----------------------   -----------------------   -------------------
                                                  VIP                       VIP                 VIP Growth
                                             Equity-Income              VIP Growth             Opportunities
                                        -----------------------   -----------------------   -------------------
                                           2006         2005         2006         2005        2006       2005
                                        ----------   ----------   ----------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  110,098   $   17,644   $  (39,849)  $  (32,792)  $ (3,399)  $ (2,519)
Net realized gains (losses)                787,670      223,876       82,165       23,752     19,174      3,480
Change in unrealized gains (losses)         22,647      (13,725)     205,911      207,903     14,639     51,869
                                        ----------   ----------   ----------   ----------   --------   --------
Increase (decrease) in net assets
   from operations                         920,415      227,795      248,227      198,863     30,414     52,830
                                        ----------   ----------   ----------   ----------   --------   --------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    13,849       43,659       24,992      166,206      5,600     18,980
Benefit payments                          (123,450)     (26,602)      (9,603)     (11,324)        --         --
Payments on termination                   (411,103)    (251,468)    (510,094)    (241,591)   (17,868)   (22,638)
Contract Maintenance Charge                 (2,193)      (2,305)      (1,767)      (1,726)      (261)      (281)
Transfers among the sub-accounts
   and with the Fixed Account - net       (141,407)     182,435      410,097       69,926    (68,597)    61,719
                                        ----------   ----------   ----------   ----------   --------   --------
Increase (decrease) in net assets
   from contract transactions             (664,304)     (54,281)     (86,375)     (18,509)   (81,126)    57,780
                                        ----------   ----------   ----------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS          256,111      173,514      161,852      180,354    (50,712)   110,610
NET ASSETS AT BEGINNING OF PERIOD        5,213,011    5,039,497    4,482,486    4,302,132    733,360    622,750
                                        ----------   ----------   ----------   ----------   --------   --------
NET ASSETS AT END OF PERIOD             $5,469,122   $5,213,011   $4,644,338   $4,482,486   $682,648   $733,360
                                        ==========   ==========   ==========   ==========   ========   ========

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               422,755      427,303      641,501      642,178     82,379     75,230
         Units issued                       17,800       29,623       76,753       75,945      3,327     12,431
         Units redeemed                    (66,919)     (34,171)     (89,057)     (76,622)   (12,078)    (5,282)
                                        ----------   ----------   ----------   ----------   --------   --------
   Units outstanding at end of period      373,636      422,755      629,197      641,501     73,628     82,379
                                        ==========   ==========   ==========   ==========   ========   ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------

                                                Fidelity                  Fidelity                  Fidelity
                                                Variable                  Variable                  Variable
                                               Insurance                 Insurance                 Insurance
                                             Products Fund             Products Fund             Products Fund
                                              Sub-Account               Sub-Account               Sub-Account
                                        -----------------------   -----------------------   -----------------------
                                               VIP High                                         VIP Investment
                                                 Income               VIP Index 500               Grade Bond
                                        -----------------------   -----------------------   -----------------------
                                           2006         2005         2006         2005         2006         2005
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   63,185   $  139,631   $   20,636   $   14,328   $   67,368   $   58,860
Net realized gains (losses)                  6,823        2,474       79,175       28,597      (18,296)      49,334
Change in unrealized gains (losses)         30,107     (127,338)     441,587       95,451       16,172      (85,155)
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                         100,115       14,767      541,398      138,376       65,244       23,039
                                        ----------   ----------   ----------   ----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     2,895       25,725       66,835      163,345       28,558       98,109
Benefit payments                                --           --       (5,642)     (19,696)      (3,678)     (50,333)
Payments on termination                   (182,487)     (64,111)    (350,772)    (266,116)    (184,686)    (197,045)
Contract Maintenance Charge                   (361)        (373)      (1,281)      (1,179)      (1,067)      (1,116)
Transfers among the sub-accounts
   and with the Fixed Account - net         61,354       12,929      (31,585)     589,769     (162,013)      36,656
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions             (118,599)     (25,830)    (322,445)     466,123     (322,886)    (113,729)
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS          (18,484)     (11,063)     218,953      604,499     (257,642)     (90,690)
NET ASSETS AT BEGINNING OF PERIOD        1,038,894    1,049,957    3,981,488    3,376,989    2,464,347    2,555,037
                                        ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $1,020,410   $1,038,894   $4,200,441   $3,981,488   $2,206,705   $2,464,347
                                        ==========   ==========   ==========   ==========   ==========   ==========

UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               100,757      103,283      460,874      404,672      187,058      195,735
         Units issued                        7,568        4,983       22,493      108,423       16,310       18,970
         Units redeemed                    (18,242)      (7,509)     (57,962)     (52,221)     (40,834)     (27,647)
                                        ----------   ----------   ----------   ----------   ----------   ----------
   Units outstanding at end of period       90,083      100,757      425,405      460,874      162,534      187,058
                                        ==========   ==========   ==========   ==========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------

                                                                       Fidelity            Fidelity           Fidelity
                                               Fidelity                Variable            Variable           Variable
                                               Variable               Insurance            Insurance         Insurance
                                               Insurance            Products Fund        Products Fund     Products Fund
                                             Products Fund        (Service Class 2)    (Service Class 2)  (Service Class 2)
                                              Sub-Account            Sub-Account          Sub-Account        Sub-Account
                                        ----------------------  ---------------------  -----------------  -----------------
                                                                                         VIP Freedom        VIP Freedom
                                                   VIP              VIP Contrafund      2010 Portfolio     2020 Portfolio
                                              VIP Overseas        (Service Class 2)    (Service Class 2)  (Service Class 2)
                                        ----------------------  ---------------------  -----------------  -----------------
                                           2006        2005        2006     2005 (ai)       2006 (w)           2006 (w)
                                        ----------  ----------  ----------  ---------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (8,109) $   (8,354) $   (6,054) $ (2,813)      $  1,267           $  1,514
Net realized gains (losses)                182,566      29,555     234,312     5,910            420              1,323
Change in unrealized gains (losses)        120,263     215,553     (37,886)   27,466          1,065              4,931
                                        ----------  ----------  ----------  --------       --------           --------
Increase (decrease) in net assets
   from operations                         294,720     236,754     190,372    30,563          2,752              7,768
                                        ----------  ----------  ----------  --------       --------           --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    11,439      13,237   1,004,506   468,897          2,000            123,365
Benefit payments                           (16,205)         --          --   (20,947)            --                 --
Payments on termination                   (151,252)    (54,981)   (406,650)     (201)        (1,320)           (11,388)
Contract Maintenance Charge                   (609)       (558)     (3,298)     (755)            --                (29)
Transfers among the sub-accounts
   and with the Fixed Account - net        293,206     172,142   1,324,111   181,513         99,776             45,052
                                        ----------  ----------  ----------  --------       --------           --------
Increase (decrease) in net assets
   from contract transactions              136,579     129,840   1,918,669   628,507        100,456            157,000
                                        ----------  ----------  ----------  --------       --------           --------
INCREASE (DECREASE) IN NET ASSETS          431,299     366,594   2,109,041   659,070        103,208            164,768
NET ASSETS AT BEGINNING OF PERIOD        1,612,867   1,246,273     659,070        --             --                 --
                                        ----------  ----------  ----------  --------       --------           --------
NET ASSETS AT END OF PERIOD             $2,044,166  $1,612,867  $2,768,111  $659,070       $103,208           $164,768
                                        ==========  ==========  ==========  ========       ========           ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               153,756     139,386      55,420        --             --                 --
         Units issued                      105,117      31,366     238,077    89,683          9,983             16,907
         Units redeemed                    (91,330)    (16,996)    (43,376)  (34,263)          (135)            (1,231)
                                        ----------  ----------  ----------  --------       --------           --------
   Units outstanding at end of period      167,543     153,756     250,121    55,420          9,848             15,676
                                        ==========  ==========  ==========  ========       ========           ========

(w)  For the period beginning May 1, 2006, and ended December 31, 2006
(ai) For the period beginning April 29, 2005 and ended December 31, 2005

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------

                                             Fidelity           Fidelity           Fidelity            Fidelity
                                             Variable           Variable           Variable            Variable
                                            Insurance          Insurance          Insurance           Insurance
                                          Products Fund      Products Fund      Products Fund       Products Fund
                                        (Service Class 2)  (Service Class 2)  (Service Class 2)   (Service Class 2)
                                           Sub-Account        Sub-Account        Sub-Account         Sub-Account
                                        -----------------  -----------------  -----------------  -------------------
                                           VIP Freedom        VIP Freedom        VIP Freedom         VIP Growth &
                                          2030 Portfolio      Growth Stock          Income              Income
                                        (Service Class 2)  (Service Class 2)  (Service Class 2)   (Service Class 2)
                                        -----------------  -----------------  -----------------  -------------------
                                            2006 (w)            2006 (w)           2006 (w)        2006    2005 (ai)
                                        -----------------  -----------------  -----------------  --------  ---------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                 $  3,035           $   (25)          $   2,773      $ (1,820)  $   (574)
Net realized gains (losses)                     3,377                --                 497         4,129        597
Change in unrealized gains (losses)            12,948              (109)             (2,464)       15,386      5,718
                                             --------           -------           ---------      --------   --------
Increase (decrease) in net assets
   from operations                             19,360              (134)                806        17,695      5,741
                                             --------           -------           ---------      --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                       39,954            10,783              41,233       122,721     89,642
Benefit payments                                   --                --                  --            --         --
Payments on termination                            --                --                  --        (9,361)      (305)
Contract Maintenance Charge                        --                --                  --          (414)       (46)
Transfers among the sub-accounts
   and with the Fixed Account - net           265,893             1,796              67,502         3,851      6,075
                                             --------           -------           ---------      --------   --------
Increase (decrease) in net assets
   from contract transactions                 305,847            12,579             108,735       116,797     95,366
                                             --------           -------           ---------      --------   --------
INCREASE (DECREASE) IN NET ASSETS             325,207            12,445             109,541       134,492    101,107
NET ASSETS AT BEGINNING OF PERIOD                  --                --                  --       101,107         --
                                             --------           -------           ---------      --------   --------
NET ASSETS AT END OF PERIOD                  $325,207           $12,445           $ 109,541      $235,599   $101,107
                                             ========           =======           =========      ========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
         period                                    --                --                  --         9,113         --
         Units issued                          30,916             1,276              10,560        10,787     15,955
         Units redeemed                            --                --                  --          (768)    (6,842)
                                             --------           -------           ---------      --------   --------
   Units outstanding at end of period          30,916             1,276              10,560        19,132      9,113
                                             ========           =======           =========      ========   ========

(w)  For the period beginning May 1, 2006, and ended December 31, 2006
(ai) For the period beginning April 29, 2005 and ended December 31, 2005

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------

                                              Fidelity            Fidelity             Fidelity
                                              Variable            Variable             Variable
                                             Insurance           Insurance            Insurance
                                           Products Fund       Products Fund        Products Fund
                                         (Service Class 2)   (Service Class 2)    (Service Class 2)
                                            Sub-Account         Sub-Account          Sub-Account
                                        -------------------  -----------------  ---------------------
                                          VIP High Income      VIP Index 500          VIP MidCap
                                         (Service Class 2)   (Service Class 2)    (Service Class 2)
                                        -------------------  -----------------  ---------------------
                                          2006    2005 (ai)      2006 (w)          2006     2005 (ai)
                                        --------  ---------  -----------------  ----------  ---------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $ 12,441  $  8,102       $ (2,040)      $  (13,373) $ (1,943)
Net realized gains (losses)                1,552       197          4,041           48,193     6,507
Change in unrealized gains (losses)        5,060    (6,658)        26,484           73,202    19,921
                                        --------  --------       --------       ----------  --------
Increase (decrease) in net assets
   from operations                        19,053     1,641         28,485          108,022    24,485
                                        --------  --------       --------       ----------  --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                  90,716    90,449        167,032          749,156   236,737
Benefit payments                              --        --             --               --        --
Payments on termination                  (21,279)     (591)        (2,090)         (90,952)     (454)
Contract Maintenance Charge                 (730)     (138)            (3)          (1,628)      (79)
Transfers among the sub-accounts
   and with the Fixed Account - net       (8,126)   44,765        149,878          345,149    47,393
                                        --------  --------       --------       ----------  --------
Increase (decrease) in net assets
   from contract transactions             60,581   134,485        314,817        1,001,725   283,597
                                        --------  --------       --------       ----------  --------
INCREASE (DECREASE) IN NET ASSETS         79,634   136,126        343,302        1,109,747   308,082
NET ASSETS AT BEGINNING OF PERIOD        136,126        --             --          308,082        --
                                        --------  --------       --------       ----------  --------
NET ASSETS AT END OF PERIOD             $215,760  $136,126       $343,302       $1,417,829  $308,082
                                        ========  ========       ========       ==========  ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                              13,002        --             --           25,461        --
         Units issued                     10,657    20,328         37,700          120,803    43,311
         Units redeemed                   (4,812)   (7,326)        (5,996)         (13,833)  (17,850)
                                        --------  --------       --------       ----------  --------
   Units outstanding at end of period     18,847    13,002         31,704          132,431    25,461
                                        ========  ========       ========       ==========  ========

(w)  For the period beginning May 1, 2006, and ended December 31, 2006
(ai) For the period beginning April 29, 2005 and ended December 31, 2005

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
------------------------------------------------------------------------------------------------------------

                                            Fidelity              Franklin                  Franklin
                                            Variable             Templeton                  Templeton
                                            Insurance             Variable                  Variable
                                          Products Fund          Insurance                  Insurance
                                        (Service Class 2)      Products Trust            Products Trust
                                           Sub-Account          Sub-Account                Sub-Account
                                        -----------------   --------------------   -------------------------
                                            VIP Money          Franklin Flex             Franklin Growth
                                              Market             Cap Growth                 and Income
                                        (Service Class 2)        Securities                 Securities
                                        -----------------   --------------------   -------------------------
                                            2006 (w)          2006     2005 (ai)       2006          2005
                                        -----------------   --------   ---------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)                $    597        $ (1,140)   $  (171)   $   111,921   $   116,159
Net realized gains (losses)                       --             131         19        777,186       131,580
Change in unrealized gains (losses)               --           3,460      1,947        906,181        (9,732)
                                            --------        --------    -------    -----------   -----------
Increase (decrease) in net
   assets from operations                        597           2,451      1,795      1,795,288       238,007
                                            --------        --------    -------    -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                      27,887         102,714         --        542,469     2,415,054
Benefit payments                                  --              --         --       (140,916)      (91,754)
Payments on termination                      (50,926)             --         --     (1,247,461)     (394,243)
Contract Maintenance Charge                       --            (205)      (152)       (46,370)      (32,659)
Transfers among the sub-accounts
   and with the Fixed Account - net           51,294           8,902     25,527        758,998     1,068,905
                                            --------        --------    -------    -----------   -----------
Increase (decrease) in net assets
   from contract transactions                 28,255         111,411     25,375       (133,280)    2,965,303
                                            --------        --------    -------    -----------   -----------
INCREASE (DECREASE) IN NET ASSETS             28,852         113,862     27,170      1,662,008     3,203,310
NET ASSETS AT BEGINNING OF PERIOD                 --          27,170         --     11,559,318     8,356,008
                                            --------        --------    -------    -----------   -----------
NET ASSETS AT END OF PERIOD                 $ 28,852        $141,032    $27,170    $13,221,326   $11,559,318
                                            ========        ========    =======    ===========   ===========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                      --           2,439         --        774,773       570,569
         Units issued                          7,785           9,936      3,046        140,401       286,982
         Units redeemed                       (4,966)           (166)      (607)      (144,126)      (82,778)
                                            --------        --------    -------    -----------   -----------
   Units outstanding at end of period          2,819          12,209      2,439        771,048       774,773
                                            ========        ========    =======    ===========   ===========

(w)  For the period beginning May 1, 2006, and ended December 31, 2006
(ai) For the period beginning April 29, 2005 and ended December 31, 2005

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------

                                             Franklin                  Franklin                    Franklin
                                             Templeton                 Templeton                  Templeton
                                             Variable                  Variable                    Variable
                                             Insurance                 Insurance                  Insurance
                                          Products Trust            Products Trust              Products Trust
                                            Sub-Account               Sub-Account                Sub-Account
                                        --------------------   -------------------------   ------------------------
                                                                                                Franklin Large
                                           Franklin High            Franklin Income               Cap Growth
                                          Income Sec 2 (x)             Securities                 Securities
                                        --------------------   -------------------------   ------------------------
                                           2006       2005         2006         2005          2006          2005
                                        ---------   --------   -----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  32,079   $ 24,537   $   365,331   $   154,233   $   (86,291)  $  (34,264)
Net realized gains (losses)                 2,746     12,288       286,782        20,210        75,887        5,885
Change in unrealized gains (losses)        11,645     (8,064)    2,283,887      (145,753)    1,188,735      109,061
                                        ---------   --------   -----------   -----------   -----------   ----------
Increase (decrease) in net assets
   from operations                         46,470     28,761     2,936,000        28,690     1,178,331       80,682
                                        ---------   --------   -----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                      668     81,328     6,172,517     7,508,204     5,925,595    5,190,170
Benefit payments                          (11,397)    (3,522)     (233,795)      (82,918)      (60,596)     (18,075)
Payments on termination                  (118,586)   (10,831)   (2,347,015)     (451,280)   (1,030,922)     (44,306)
Contract Maintenance Charge                (2,437)    (2,129)      (45,050)      (12,873)      (32,643)      (3,898)
Transfers among the sub-accounts
   and with the Fixed Account - net        54,587    118,283     3,982,684     3,038,286     1,753,876    1,280,603
                                        ---------   --------   -----------   -----------   -----------   ----------
Increase (decrease) in net assets
   from contract transactions             (77,165)   183,129     7,529,341     9,999,419     6,555,310    6,404,494
                                        ---------   --------   -----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS         (30,695)   211,890    10,465,341    10,028,109     7,733,641    6,485,176
NET ASSETS AT BEGINNING OF PERIOD         610,419    398,529    13,580,615     3,552,506     7,115,344      630,168
                                        ---------   --------   -----------   -----------   -----------   ----------
NET ASSETS AT END OF PERIOD             $ 579,724   $610,419   $24,045,956   $13,580,615   $14,848,985   $7,115,344
                                        =========   ========   ===========   ===========   ===========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               56,121     37,246     1,207,491       315,776       679,646       59,865
         Units issued                       5,699     33,181       938,675     1,168,761       909,188      666,424
         Units redeemed                   (12,334)   (14,306)     (307,095)     (277,046)     (290,755)     (46,643)
                                        ---------   --------   -----------   -----------   -----------   ----------
   Units outstanding at end of period      49,486     56,121     1,839,071     1,207,491     1,298,079      679,646
                                        =========   ========   ===========   ===========   ===========   ==========

(x)  Previously known as Franklin High Income

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------

                                                Franklin                  Franklin                Franklin
                                                Templeton                 Templeton              Templeton
                                                Variable                  Variable                Variable
                                                Insurance                 Insurance              Insurance
                                             Products Trust            Products Trust          Products Trust
                                               Sub-Account               Sub-Account            Sub-Account
                                        -----------------------   -----------------------   --------------------
                                             Franklin Small
                                                Cap Value               Franklin U.S.              Mutual
                                                Securities                Government              Discovery
                                        -----------------------   -----------------------   --------------------
                                           2006         2005         2006         2005        2006     2005 (ai)
                                        ----------   ----------   ----------   ----------   --------   ---------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (81,507)  $  (41,836)  $  145,875   $  107,242   $ (1,665)   $   (12)
Net realized gains (losses)                548,783       80,328      (16,675)      (2,105)     3,456         --
Change in unrealized gains (losses)        732,724      382,338       10,953      (71,606)    39,710        106
                                        ----------   ----------   ----------   ----------   --------    -------
Increase (decrease) in net assets
   from operations                       1,200,000      420,830      140,153       33,531     41,501         94
                                        ----------   ----------   ----------   ----------   --------    -------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                 2,055,993    2,550,592      553,512    2,224,141    258,231     21,839
Benefit payments                           (29,453)     (31,967)     (30,862)          --         --         --
Payments on termination                   (692,955)    (163,785)    (660,191)    (172,298)      (362)        --
Contract Maintenance Charge                (28,557)     (14,594)     (22,205)      (9,202)      (204)        --
Transfers among the sub-accounts
   and with the Fixed Account - net        409,357      753,568      756,450    1,027,122    304,244        197
                                        ----------   ----------   ----------   ----------   --------    -------
Increase (decrease) in net assets
   from contract transactions            1,714,385    3,093,814      596,704    3,069,763    561,909     22,036
                                        ----------   ----------   ----------   ----------   --------    -------
INCREASE (DECREASE) IN NET ASSETS        2,914,385    3,514,644      736,857    3,103,294    603,410     22,130
NET ASSETS AT BEGINNING OF PERIOD        7,084,221    3,569,577    4,983,261    1,879,967     22,130         --
                                        ----------   ----------   ----------   ----------   --------    -------
NET ASSETS AT END OF PERIOD             $9,998,606   $7,084,221   $5,720,118   $4,983,261   $625,540    $22,130
                                        ==========   ==========   ==========   ==========   ========    =======
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               381,493      200,438      481,764      183,262      1,948         --
         Units issued                      176,576      206,062      157,921      388,691     68,359      1,948
         Units redeemed                    (84,843)     (25,007)     (99,966)     (90,189)   (14,849)        --
                                        ----------   ----------   ----------   ----------   --------    -------
   Units outstanding at end of period      473,226      381,493      539,719      481,764     55,458      1,948
                                        ==========   ==========   ==========   ==========   ========    =======

(ai) For the period beginning April 29, 2005 and ended December 31, 2005

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------

                                                Franklin                  Franklin                Franklin
                                                Templeton                 Templeton              Templeton
                                                Variable                  Variable                Variable
                                                Insurance                 Insurance              Insurance
                                              Products Trust           Products Trust          Products Trust
                                                Sub-Account             Sub-Account             Sub-Account
                                        -------------------------   -------------------   -----------------------
                                                                                                 Templeton
                                                                                                 Developing
                                              Mutual Shares              Templeton                Markets
                                                Securities             Asset Strategy            Securities
                                        -------------------------   -------------------   -----------------------
                                            2006          2005        2006       2005        2006         2005
                                        -----------   -----------   --------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (39,861)  $   (73,473)  $ 34,656   $ 12,762   $  (17,980)  $   (4,079)
Net realized gains (losses)                 945,966       137,638     46,287      8,494      276,752       68,757
Change in unrealized gains (losses)       1,668,509     1,017,951     31,131     (7,691)     740,970      461,362
                                        -----------   -----------   --------   --------   ----------   ----------
Increase (decrease) in net assets
   from operations                        2,574,614     1,082,116    112,074     13,565      999,742      526,040
                                        -----------   -----------   --------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                  2,247,841     3,159,335      1,100      4,749    1,186,482    1,049,726
Benefit payments                            (56,541)      (76,288)      (140)        --       (6,908)     (16,277)
Payments on termination                  (1,777,532)     (364,150)   (22,754)   (31,666)    (324,723)     (58,660)
Contract Maintenance Charge                 (50,625)      (37,820)      (251)      (248)     (12,533)      (5,238)
Transfers among the sub-accounts
   and with the Fixed Account - net       2,194,505     1,345,220    339,693     79,970      498,068      221,995
                                        -----------   -----------   --------   --------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions             2,557,648     4,026,297    317,648     52,805    1,340,386    1,191,546
                                        -----------   -----------   --------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS         5,132,262     5,108,413    429,722     66,370    2,340,128    1,717,586
NET ASSETS AT BEGINNING OF PERIOD        13,902,959     8,794,546    564,159    497,789    2,884,848    1,167,262
                                        -----------   -----------   --------   --------   ----------   ----------
NET ASSETS AT END OF PERIOD             $19,035,221   $13,902,959   $993,881   $564,159   $5,224,976   $2,884,848
                                        ===========   ===========   ========   ========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                932,602       630,362     42,252     38,129      115,116       56,176
         Units issued                       439,899       430,916     22,514      8,513      107,161       75,044
         Units redeemed                    (273,666)     (128,676)    (2,534)    (4,390)     (55,742)     (16,104)
                                        -----------   -----------   --------   --------   ----------   ----------
   Units outstanding at end of period     1,098,835       932,602     62,232     42,252      166,535      115,116
                                        ===========   ===========   ========   ========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------

                                                 Franklin
                                                 Templeton             Goldman Sachs          Goldman Sachs
                                                 Variable                 Variable              Variable
                                                 Insurance               Insurance             Insurance
                                              Products Trust               Trust                  Trust
                                                Sub-Account             Sub-Account            Sub-Account
                                        -------------------------   -------------------   --------------------
                                                 Templeton                                         VIT
                                                  Foreign              VIT Growth and            Mid Cap
                                                 Securities                Income                 Value
                                        -------------------------   -------------------   --------------------
                                            2006          2005        2006    2005 (ai)     2006     2005 (ai)
                                        -----------   -----------   -------   ---------   --------   ---------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (43,261)  $   (25,117)  $   157    $   522    $ (2,758)  $   (291)
Net realized gains (losses)                 347,251        96,877     4,658     (1,021)     43,661     19,225
Change in unrealized gains (losses)       2,487,837       679,976     9,981      1,135       8,874     (9,928)
                                        -----------   -----------   -------   --------    --------   --------
Increase (decrease) in net assets
   from operations                        2,791,827       751,736    14,796        636      49,777      9,006
                                        -----------   -----------   -------   --------    --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                  5,264,584     3,971,532    18,456     54,162      88,770    201,076
Benefit payments                           (116,013)      (40,603)       --         --          --         --
Payments on termination                  (1,407,340)     (269,830)   (4,486)      (179)    (59,678)      (214)
Contract Maintenance Charge                 (35,766)      (14,006)     (272)        (1)     (1,063)       (37)
Transfers among the sub-accounts
   and with the Fixed Account - net       2,817,665     1,549,111    (2,045)    12,672       9,357     75,223
                                        -----------   -----------   -------   --------    --------   --------
Increase (decrease) in net assets
   from contract transactions             6,523,130     5,196,204    11,653     66,654      37,386    276,048
                                        -----------   -----------   -------   --------    --------   --------
INCREASE (DECREASE) IN NET ASSETS         9,314,957     5,947,940    26,449     67,290      87,163    285,054
NET ASSETS AT BEGINNING OF PERIOD        10,344,112     4,396,172    67,290         --     285,054         --
                                        -----------   -----------   -------   --------    --------   --------
NET ASSETS AT END OF PERIOD             $19,659,069   $10,344,112   $93,739    $67,290    $372,217   $285,054
                                        ===========   ===========   =======    =======    ========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                688,032       325,820     6,396         --      25,060         --
         Units issued                       562,967       478,410     1,662     10,584       8,638     40,108
         Units redeemed                    (190,816)     (116,198)     (667)    (4,189)     (5,052)   (15,048)
                                        -----------   -----------   -------   --------    --------   --------
   Units outstanding at end of period     1,060,183       688,032     7,391      6,395      28,646     25,060
                                        ===========   ===========   =======    =======    ========   ========

(ai) For the period beginning April 29, 2005 and ended December 31, 2005

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------

                                             Goldman Sachs           Goldman Sachs
                                               Variable                Variable
                                               Insurance               Insurance              Lord Abbett
                                                 Trust                   Trust                Series Fund
                                              Sub-Account             Sub-Account             Sub-Account
                                        ----------------------   --------------------   -----------------------
                                            VIT Structured                VIT
                                               Small Cap              Structured
                                            Equity Fund (y)      U.S. Equity Fund (z)          All Value
                                        ----------------------   --------------------   -----------------------
                                            2006        2005       2006     2005 (ai)      2006         2005
                                        -----------   --------   --------   ---------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (5,381)    $   (766)  $    (77)  $     39    $  (18,735)  $   (8,974)
Net realized gains (losses)                43,799       13,120      1,062       (173)       94,319        6,683
Change in unrealized gains (losses)         7,035      (11,960)    11,700      3,990       177,328       95,961
                                        ---------     --------   --------   --------    ----------   ----------
Increase (decrease) in net assets
   from operations                         45,453          394     12,685      3,856       252,912       93,670
                                        ---------     --------   --------   --------    ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                  147,754      201,013     96,797     74,688       565,481      694,183
Benefit payments                               --           --         --         --       (15,049)          --
Payments on termination                  (183,229)        (613)    (8,649)      (301)     (102,716)     (12,516)
Contract Maintenance Charge                (1,148)        (774)      (363)        --        (7,289)      (1,402)
Transfers among the sub-accounts
   and with the Fixed Account - net        41,556      184,327      3,093       (613)      188,796      687,012
                                        ---------     --------   --------   --------    ----------   ----------
Increase (decrease) in net assets
   from contract transactions               4,933      383,953     90,878     73,774       629,223    1,367,277
                                        ---------     --------   --------   --------    ----------   ----------
INCREASE (DECREASE) IN NET ASSETS          50,386      384,347    103,563     77,630       882,135    1,460,947
NET ASSETS AT BEGINNING OF PERIOD         384,347           --     77,630         --     1,606,756      145,809
                                        ---------     --------   --------   --------    ----------   ----------
NET ASSETS AT END OF PERIOD             $ 434,733     $384,347   $181,193   $ 77,630    $2,488,891   $1,606,756
                                        =========     ========   ========   ========    ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               33,874           --      6,888         --       139,782       13,357
         Units issued                      16,113       43,402      8,268     12,400        75,938      141,810
         Units redeemed                   (15,243)      (9,528)      (674)    (5,512)      (23,008)     (15,385)
                                        ---------     --------   --------   --------    ----------   ----------
   Units outstanding at end of period      34,744       33,874     14,482      6,888       192,712      139,782
                                        =========     ========   ========   ========    ==========   ==========

(y)  Previously known as VIT CORE Small Cap Equity
(z)  Previously known as VIT CORE U.S. Equity
(ai) For the period beginning April 29, 2005 and ended December 31, 2005

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------

                                               Lord Abbett              Lord Abbett              Lord Abbett
                                               Series Fund              Series Fund              Series Fund
                                               Sub-Account              Sub-Account              Sub-Account
                                        -----------------------   -----------------------   -----------------------
                                                                        Growth and                  Growth
                                             Bond-Debenture               Income                 Opportunities
                                        -----------------------   -----------------------   -----------------------
                                            2006        2005         2006         2005          2006        2005
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  307,372   $  134,769   $   (8,943)  $   (1,745)  $  (29,724)  $  (12,471)
Net realized gains (losses)                  9,360       33,165      200,242      167,229       44,451       19,155
Change in unrealized gains (losses)        109,774     (144,603)     369,570      (64,998)     117,021       49,446
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                         426,506       23,331      560,869      100,486      131,748       56,130
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                 2,265,530    2,525,891    1,425,448    1,687,000    1,026,205      781,352
Benefit payments                           (53,394)      (5,733)      (2,906)      (7,544)      (2,269)          --
Payments on termination                   (512,093)     (26,686)    (539,175)     (38,631)    (166,001)     (22,548)
Contract Maintenance Charge                (15,448)      (2,109)     (11,787)      (2,559)      (5,371)      (1,341)
Transfers among the sub-accounts
   and with the Fixed Account - net      1,158,101      670,985       88,282      786,212      541,221      210,661
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions            2,842,696    3,162,348      959,862    2,424,478    1,393,785      968,124
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS        3,269,202    3,185,679    1,520,731    2,524,964    1,525,533    1,024,254
NET ASSETS AT BEGINNING OF PERIOD        3,588,965      403,286    2,836,104      311,140    1,242,990      218,736
                                        ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $6,858,167   $3,588,965   $4,356,835   $2,836,104   $2,768,523   $1,242,990
                                        ==========   ==========   ==========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               346,634       38,907      256,142       28,548      108,258       19,624
         Units issued                      371,456      349,396      172,548      277,685      151,012      101,625
         Units redeemed                   (103,175)     (41,669)     (87,941)     (50,091)     (31,764)     (12,991)
                                        ----------   ----------   ----------   ----------   ----------   ----------
   Units outstanding at end of period      614,915      346,634      340,749      256,142      227,506      108,258
                                        ==========   ==========   ==========   ==========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------

                                                                      MFS Variable           MFS Variable
                                              Lord Abbett               Insurance             Insurance
                                              Series Fund                 Trust                 Trust
                                              Sub-Account              Sub-Account           Sub-Account
                                        -----------------------   -------------------   -----------------------
                                                                                             MFS Investors
                                             Mid-Cap Value          MFS High Income              Trust
                                        -----------------------   -------------------   -----------------------
                                           2006         2005        2006       2005       2006         2005
                                        ----------   ----------   --------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (68,074)  $  (25,227)  $ 36,551   $ 24,608   $   (7,685)  $   (7,259)
Net realized gains (losses)                609,194      293,849        918      6,523       69,784        8,342
Change in unrealized gains (losses)        156,596        3,333     11,232    (29,470)      51,521       62,598
                                        ----------   ----------   --------   --------   ----------   ----------
Increase (decrease) in net assets
   from operations                         697,716      271,955     48,701      1,661      113,620       63,681
                                        ----------   ----------   --------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                 2,012,975    3,043,786      3,320     24,177        3,886       89,373
Benefit payments                           (39,274)     (12,243)        --         --       (5,504)          --
Payments on termination                   (649,580)     (35,216)   (46,005)   (17,350)    (273,939)     (50,903)
Contract Maintenance Charge                (21,183)      (4,421)      (190)      (171)        (523)        (437)
Transfers among the sub-accounts
   and with the Fixed Account - net        251,877    1,411,780     25,867    (57,875)     (11,003)      30,055
                                        ----------   ----------   --------   --------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions            1,554,815    4,403,686    (17,008)   (51,219)    (287,083)      68,088
                                        ----------   ----------   --------   --------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS        2,252,531    4,675,641     31,693    (49,558)    (173,463)     131,769
NET ASSETS AT BEGINNING OF PERIOD        5,132,428      456,787    536,257    585,815    1,086,606      954,837
                                        ----------   ----------   --------   --------   ----------   ----------
NET ASSETS AT END OF PERIOD             $7,384,959   $5,132,428   $567,950   $536,257   $  913,143   $1,086,606
                                        ==========   ==========   ========   ========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               435,018       41,040     44,956     49,548      122,603      114,181
         Units issued                      266,631      476,210      4,636      9,590        1,876       14,668
         Units redeemed                   (134,380)     (82,232)    (5,913)   (14,182)     (32,153)      (6,246)
                                        ----------   ----------   --------   --------   ----------   ----------
   Units outstanding at end of period      567,269      435,018     43,679     44,956       92,326      122,603
                                        ==========   ==========   ========   ========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------

                                                                                             Morgan Stanley
                                           MFS Variable            MFS Variable                 Variable
                                             Insurance               Insurance                 Investment
                                               Trust                   Trust                     Series
                                            Sub-Account             Sub-Account               Sub-Account
                                        -------------------   -----------------------   ------------------------
                                              MFS New              MFS Research                Aggressive
                                             Discovery                  Bond                     Equity
                                        -------------------   -----------------------   ------------------------
                                          2006       2005        2006         2005         2006         2005
                                        --------   --------   ----------   ----------   ----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $ (9,274)  $ (8,224)  $   35,421   $   57,269   $  (19,554)  $  (22,213)
Net realized gains (losses)               24,355      5,718          497       13,735        7,569     (102,587)
Change in unrealized gains (losses)       66,546     29,192       (4,332)     (67,195)      95,682      408,919
                                        --------   --------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                        81,627     26,686       31,586        3,809       83,697      284,119
                                        --------   --------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                   5,860     25,476        2,705       23,155           --           --
Benefit payments                          (2,100)        --           --       (5,524)     (15,337)     (61,877)
Payments on termination                  (31,212)   (38,900)    (200,818)    (163,967)    (122,585)    (105,443)
Contract Maintenance Charge                 (262)      (246)        (396)        (457)        (600)        (630)
Transfers among the sub-accounts
   and with the Fixed Account - net        5,290     24,631      (29,419)      50,556     (181,600)    (371,702)
                                        --------   --------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions            (22,424)    10,961     (227,928)     (96,237)    (320,122)    (539,652)
                                        --------   --------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS         59,203     37,647     (196,342)     (92,428)    (236,425)    (255,533)
NET ASSETS AT BEGINNING OF PERIOD        711,837    674,190    1,402,843    1,495,271    1,494,398    1,749,931
                                        --------   --------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $771,040   $711,837   $1,206,501   $1,402,843   $1,257,973   $1,494,398
                                        ========   ========   ==========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                              87,612     86,243      103,172      110,249      118,126      167,822
         Units issued                      4,961     10,551        4,091        8,462        9,104       11,590
         Units redeemed                   (7,693)    (9,182)     (20,912)     (15,539)     (33,824)     (61,286)
                                        --------   --------   ----------   ----------   ----------   ----------
   Units outstanding at end of period     84,880     87,612       86,351      103,172       93,406      118,126
                                        ========   ========   ==========   ==========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------------

                                              Morgan Stanley              Morgan Stanley              Morgan Stanley
                                                Variable                    Variable                    Variable
                                               Investment                  Investment                  Investment
                                                 Series                      Series                      Series
                                               Sub-Account                 Sub-Account                 Sub-Account
                                        -------------------------   -------------------------   -------------------------
                                                 Dividend                                                European
                                                  Growth                     Equity                       Growth
                                        -------------------------   -------------------------   -------------------------
                                            2006          2005          2006          2005          2006          2005
                                        -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $      (986)  $   (21,985)  $  (237,860)  $  (276,411)  $    27,672   $   (13,394)
Net realized gains (losses)                (208,735)     (558,190)   (1,345,805)   (1,298,470)      310,856       (38,226)
Change in unrealized gains (losses)       2,599,660     1,809,930     1,891,584     4,605,461     1,800,677       634,840
                                        -----------   -----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets
   from operations                        2,389,939     1,229,755       307,919     3,030,580     2,139,205       583,220
                                        -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     61,795        43,716         2,878         4,524            --         2,672
Benefit payments                         (1,302,377)     (550,577)     (473,712)     (209,996)     (306,146)     (150,625)
Payments on termination                  (4,671,255)   (4,477,183)   (3,736,032)   (2,537,853)   (1,308,412)   (1,214,114)
Contract Maintenance Charge                 (15,465)      (19,740)       (9,600)      (11,990)       (4,742)       (5,458)
Transfers among the sub-accounts
   and with the Fixed Account - net      (1,154,279)     (792,822)   (1,947,887)     (825,288)     (325,977)     (293,673)
                                        -----------   -----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets
   from contract transactions            (7,081,581)   (5,796,606)   (6,164,353)   (3,580,603)   (1,945,277)   (1,661,198)
                                        -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS        (4,691,642)   (4,566,851)   (5,856,434)     (550,023)      193,928    (1,077,978)
NET ASSETS AT BEGINNING OF PERIOD        30,687,294    35,254,145    20,592,897    21,142,920     8,490,437     9,568,415
                                        -----------   -----------   -----------   -----------   -----------   -----------
NET ASSETS AT END OF PERIOD             $25,995,652   $30,687,294   $14,736,463   $20,592,897   $ 8,684,365   $ 8,490,437
                                        ===========   ===========   ===========   ===========   ===========   ===========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                790,278       945,887       350,133       418,866       218,868       264,422
         Units issued                        54,304        26,219        14,127         6,991        12,358         6,858
         Units redeemed                    (233,626)     (181,828)     (121,225)      (75,724)      (56,929)      (52,412)
                                        -----------   -----------   -----------   -----------   -----------   -----------
   Units outstanding at end of period       610,956       790,278       243,035       350,133       174,297       218,868
                                        ===========   ===========   ===========   ===========   ===========   ===========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------

                                            Morgan Stanley             Morgan Stanley             Morgan Stanley
                                               Variable                   Variable                   Variable
                                              Investment                 Investment                 Investment
                                                Series                     Series                     Series
                                              Sub-Account                Sub-Account               Sub-Account
                                        ----------------------   -------------------------   ------------------------
                                                 Global                Global Dividend
                                               Advantage                    Growth                  High Yield
                                        ----------------------   -------------------------   ------------------------
                                           2006         2005         2006          2005          2006        2005
                                        ---------   ----------   -----------   -----------   ----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (5,559)  $  (11,328)  $    55,562   $    26,249   $   64,488   $   79,376
Net realized gains (losses)               (30,133)     (64,491)      616,555       272,848     (482,368)    (409,658)
Change in unrealized gains (losses)       167,564      119,390       974,461       143,472      500,690      339,158
                                        ---------   ----------   -----------   -----------   ----------   ----------
Increase (decrease) in net assets
   from operations                        131,872       43,571     1,646,578       442,569       82,810        8,876
                                        ---------   ----------   -----------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                       --           --         7,935        26,106           --           --
Benefit payments                           (3,888)      (9,991)     (213,994)     (170,056)     (24,369)     (77,096)
Payments on termination                  (228,452)    (151,122)   (1,561,461)   (1,371,604)    (257,972)    (142,661)
Contract Maintenance Charge                  (679)        (789)       (4,773)       (5,452)        (664)        (885)
Transfers among the sub-accounts
   and with the Fixed Account - net         1,779      (39,550)     (194,766)       38,631       (9,857)     (41,910)
                                        ---------   ----------   -----------   -----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions            (231,240)    (201,452)   (1,967,059)   (1,482,375)    (292,862)    (262,552)
                                        ---------   ----------   -----------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS         (99,368)    (157,881)     (320,481)   (1,039,806)    (210,052)    (253,676)
NET ASSETS AT BEGINNING OF PERIOD         926,288    1,084,169     9,320,922    10,360,728    1,242,188    1,495,864
                                        ---------   ----------   -----------   -----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $ 826,920   $  926,288   $ 9,000,441   $ 9,320,922   $1,032,136   $1,242,188
                                        =========   ==========   ===========   ===========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                              105,111      129,485       408,538       476,266       93,161      113,320
         Units issued                       2,794        4,174        21,577        20,380        5,598        6,445
         Units redeemed                   (27,624)     (28,548)     (102,201)      (88,108)     (27,074)     (26,604)
                                        ---------   ----------   -----------   -----------   ----------   ----------
   Units outstanding at end of period      80,281      105,111       327,914       408,538       71,685       93,161
                                        =========   ==========   ===========   ===========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
------------------------------------------------------------------------------------------------------------------

                                             Morgan Stanley           Morgan Stanley           Morgan Stanley
                                                Variable                 Variable                 Variable
                                               Investment               Investment               Investment
                                                 Series                   Series                   Series
                                               Sub-Account              Sub-Account             Sub-Account
                                        -----------------------   ---------------------   ------------------------
                                                                                                   Limited
                                              Income Builder            Information               Duration
                                        -----------------------   ---------------------   ------------------------
                                           2006         2005      2006 (aa)      2005        2006         2005
                                        ----------   ----------   ---------   ---------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   19,202   $   23,333   $   (610)   $  (3,403)  $   46,173   $   49,829
Net realized gains (losses)                 61,268       40,250     (8,788)      (7,462)     (48,884)     (23,854)
Change in unrealized gains (losses)         99,822       32,097      2,123       (2,186)      41,247      (17,971)
                                        ----------   ----------   --------    ---------   ----------   ----------
Increase (decrease) in net assets
   from operations                         180,292       95,680     (7,275)     (13,051)      38,536        8,004
                                        ----------   ----------   --------    ---------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                        --           --         --           --           --           --
Benefit payments                           (34,390)     (53,448)        --      (13,462)     (25,445)          --
Payments on termination                   (398,854)    (297,478)        --      (11,583)    (467,113)    (387,685)
Contract Maintenance Charge                   (762)      (1,003)       (13)        (106)        (850)      (1,216)
Transfers among the sub-accounts
   and with the Fixed Account - net        112,276      (32,020)   (84,368)    (260,178)     (79,048)      35,331
                                        ----------   ----------   --------    ---------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions             (321,730)    (383,949)   (84,381)    (285,329)    (572,456)    (353,570)
                                        ----------   ----------   --------    ---------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS         (141,438)    (288,269)   (91,656)    (298,380)    (533,920)    (345,566)
NET ASSETS AT BEGINNING OF PERIOD        1,717,976    2,006,245     91,656      390,036    1,809,487    2,155,053
                                        ----------   ----------   --------    ---------   ----------   ----------
NET ASSETS AT END OF PERIOD             $1,576,538   $1,717,976   $     --    $  91,656   $1,275,567   $1,809,487
                                        ==========   ==========   ========    =========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
         period                            106,434      131,061     19,442       81,847      157,751      188,711
         Units issued                       11,013        7,367      3,023       13,767       26,974       10,305
         Units redeemed                    (30,646)     (31,994)   (22,465)     (76,172)     (76,563)     (41,265)
                                        ----------   ----------   --------    ---------   ----------   ----------
   Units outstanding at end of period       86,801      106,434         --       19,442      108,162      157,751
                                        ==========   ==========   ========    =========   ==========   ==========

(aa) For the period beginning January 1, 2006, and ended June 23, 2006

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------

                                              Morgan Stanley             Morgan Stanley              Morgan Stanley
                                                 Variable                   Variable                    Variable
                                                Investment                 Investment                  Investment
                                                  Series                     Series                      Series
                                                Sub-Account                Sub-Account                Sub-Account
                                        -------------------------   -------------------------   -------------------------
                                                                         Quality Income
                                                Money Market                   Plus                   S&P 500 Index
                                        -------------------------   -------------------------   -------------------------
                                            2006          2005          2006          2005          2006         2005
                                        -----------   -----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   208,750   $    94,188   $   461,456   $   597,700   $    10,569   $   11,877
Net realized gains (losses)                      --            --       (66,210)       49,717       124,276       (8,914)
Change in unrealized gains (losses)              --            --        49,759      (332,735)      495,983      159,680
                                        -----------   -----------   -----------   -----------   -----------   ----------
Increase (decrease) in net assets
   from operations                          208,750        94,188       445,005       314,682       630,828      162,643
                                        -----------   -----------   -----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                        960           960        16,103            --         1,617           --
Benefit payments                           (308,146)     (633,573)     (400,101)   (1,172,676)     (103,801)    (159,578)
Payments on termination                  (5,227,888)   (1,413,479)   (2,320,361)   (2,451,352)   (1,036,817)    (642,423)
Contract Maintenance Charge                  (3,601)       (4,484)       (5,789)       (7,719)       (2,986)      (3,783)
Transfers among the sub-accounts
   and with the Fixed Account - net       3,555,095     1,481,194      (460,676)     (519,438)     (117,081)    (101,443)
                                        -----------   -----------   -----------   -----------   -----------   ----------
Increase (decrease) in net assets
   from contract transactions            (1,983,580)     (569,382)   (3,170,824)   (4,151,185)   (1,259,068)    (907,227)
                                        -----------   -----------   -----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS        (1,774,830)     (475,194)   (2,725,819)   (3,836,503)     (628,240)    (744,584)
NET ASSETS AT BEGINNING OF PERIOD         6,944,469     7,419,663    13,900,593    17,737,096     5,575,283    6,319,867
                                        -----------   -----------   -----------   -----------   -----------   ----------
NET ASSETS AT END OF PERIOD             $ 5,169,639   $ 6,944,469   $11,174,774   $13,900,593   $ 4,947,043   $5,575,283
                                        ===========   ===========   ===========   ===========   ===========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                476,341       516,021       544,961       710,196       505,505      591,023
         Units issued                       333,040       246,633        39,021        40,293        44,136       47,623
         Units redeemed                    (466,880)     (286,313)     (164,783)     (205,528)     (155,699)    (133,141)
                                        -----------   -----------   -----------   -----------   -----------   ----------
   Units outstanding at end of period       342,501       476,341       419,199       544,961       393,942      505,505
                                        ===========   ===========   ===========   ===========   ===========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------

                                                                                                     Morgan Stanley
                                              Morgan Stanley              Morgan Stanley                Variable
                                                 Variable                    Variable                  Investment
                                                Investment                  Investment                   Series
                                                  Series                      Series                (Class Y Shares)
                                                Sub-Account                 Sub-Account               Sub-Account
                                        -------------------------   -------------------------   -------------------------
                                                                                                       Aggressive
                                                                                                         Equity
                                                 Strategist                  Utilities              (Class Y Shares)
                                        -------------------------   -------------------------   -------------------------
                                            2006          2005          2006          2005         2006         2005
                                        -----------   -----------   -----------   -----------   ----------   ------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   170,756   $    97,984   $    66,133   $    93,178   $  (26,641)  $  (24,143)
Net realized gains (losses)               1,566,020     1,706,040        67,160       (32,025)      95,141       59,873
Change in unrealized gains (losses)          98,436      (714,649)    1,467,996     1,144,781       31,096      260,317
                                        -----------   -----------   -----------   -----------   ----------   ----------
Increase (decrease) in net assets
   from operations                        1,835,212     1,089,375     1,601,289     1,205,934       99,596      296,047
                                        -----------   -----------   -----------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                         --         5,512        18,101         7,675       37,350        9,020
Benefit payments                           (845,041)     (287,408)     (325,519)     (126,102)          --       (2,783)
Payments on termination                  (2,796,904)   (1,843,326)   (1,468,126)     (889,493)     (74,490)    (162,388)
Contract Maintenance Charge                  (7,422)       (9,239)       (4,795)       (5,351)      (5,492)      (5,779)
Transfers among the sub-accounts
   and with the Fixed Account - net        (560,782)     (451,591)      (20,922)      (49,402)    (159,271)     (97,241)
                                        -----------   -----------   -----------   -----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions            (4,210,149)   (2,586,052)   (1,801,261)   (1,062,673)    (201,903)    (259,171)
                                        -----------   -----------   -----------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS        (2,374,937)   (1,496,677)     (199,972)      143,261     (102,307)      36,876
NET ASSETS AT BEGINNING OF PERIOD        16,104,824    17,601,501     9,741,812     9,598,551    1,707,771    1,670,895
                                        -----------   -----------   -----------   -----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $13,729,887   $16,104,824   $ 9,541,840   $ 9,741,812   $1,605,464   $1,707,771
                                        ===========   ===========   ===========   ===========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                451,973       527,562       336,452       374,762      119,811      143,442
         Units issued                        35,362        14,879        20,047         8,942        5,419        3,168
         Units redeemed                    (147,606)      (90,468)      (78,932)      (47,252)     (20,078)     (26,799)
                                        -----------   -----------   -----------   -----------   ----------   ----------
   Units outstanding at end of period       339,729       451,973       277,567       336,452      105,152      119,811
                                        ===========   ===========   ===========   ===========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------

                                             Morgan Stanley             Morgan Stanley           Morgan Stanley
                                                Variable                   Variable                 Variable
                                               Investment                 Investment               Investment
                                                 Series                     Series                   Series
                                            (Class Y Shares)           (Class Y Shares)         (Class Y Shares)
                                               Sub-Account                Sub-Account             Sub-Account
                                        ------------------------   -----------------------   ------------------------
                                             Dividend Growth                Equity              European Growth
                                            (Class Y Shares)           (Class Y Shares)         (Class Y Shares)
                                        ------------------------   -----------------------   ------------------------
                                            2006         2005         2006         2005         2006         2005
                                        -----------   ----------   ----------   ----------   ----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (16,436)  $  (18,534)  $  (44,595)  $  (43,779)  $      143   $   (5,303)
Net realized gains (losses)                 198,484       49,289      258,089       58,367       75,836       20,777
Change in unrealized gains (losses)         174,135      118,346     (181,602)     424,791      211,644       49,951
                                        -----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                          356,183      149,101       31,892      439,379      287,623       65,425
                                        -----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     13,342       73,529       11,746      188,600       38,028       16,461
Benefit payments                            (68,252)     (41,240)     (56,721)     (32,473)        (651)     (14,532)
Payments on termination                    (781,505)    (142,515)    (809,716)     (55,677)    (189,932)     (28,907)
Contract Maintenance Charge                  (8,532)      (9,148)      (7,381)      (6,528)      (3,240)      (2,776)
Transfers among the sub-accounts
   and with the Fixed Account - net        (159,337)    (190,636)    (128,858)     (37,390)      34,521      (40,870)
                                        -----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions            (1,004,284)    (310,010)    (990,930)      56,532     (121,274)     (70,624)
                                        -----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS          (648,101)    (160,909)    (959,038)     495,911      166,349       (5,199)
NET ASSETS AT BEGINNING OF PERIOD         4,195,791    4,356,700    3,108,041    2,612,130    1,030,053    1,035,252
                                        -----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $ 3,547,690   $4,195,791   $2,149,003   $3,108,041   $1,196,402   $1,030,053
                                        ===========   ==========   ==========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                362,405      392,306      246,944      243,977       81,131       87,506
         Units issued                        15,288       53,640       21,263       78,514        6,619        5,392
         Units redeemed                     (97,998)     (83,541)    (105,966)     (75,547)     (14,575)     (11,767)
                                        -----------   ----------   ----------   ----------   ----------   ----------
   Units outstanding at end of period       279,695      362,405      162,241      246,944       73,175       81,131
                                        ===========   ==========   ==========   ==========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------

                                           Morgan Stanley          Morgan Stanley           Morgan Stanley
                                              Variable                Variable                 Variable
                                             Investment              Investment               Investment
                                               Series                  Series                   Series
                                          (Class Y Shares)        (Class Y Shares)         (Class Y Shares)
                                             Sub-Account             Sub-Account             Sub-Account
                                        -------------------   -----------------------   ------------------------
                                               Global              Global Dividend
                                              Advantage                 Growth                High Yield
                                          (Class Y Shares)        (Class Y Shares)         (Class Y Shares)
                                        -------------------   -----------------------   ------------------------
                                          2006       2005        2006         2005         2006         2005
                                        --------   --------   ----------   ----------   ----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $ (2,469)  $ (3,376)  $    6,212   $     (721)  $  113,061   $  120,062
Net realized gains (losses)                7,102      3,246      107,317       30,106        4,073        3,596
Change in unrealized gains (losses)       31,476     11,119      244,597       48,980       35,321     (115,311)
                                        --------   --------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                        36,109     10,989      358,126       78,365      152,455        8,347
                                        --------   --------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                      --     63,367       74,182      160,946        1,849      117,667
Benefit payments                              --         --      (30,194)          --       (6,251)          --
Payments on termination                  (33,208)    (6,684)    (169,008)     (48,982)    (309,987)     (68,623)
Contract Maintenance Charge                 (804)      (717)      (5,454)      (4,454)      (6,081)      (5,586)
Transfers among the sub-accounts
   and with the Fixed Account - net          (47)    (7,226)     (34,492)     (14,757)    (126,800)      87,005
                                        --------   --------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions            (34,059)    48,740     (164,966)      92,753     (447,270)     130,463
                                        --------   --------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS          2,050     59,729      193,160      171,118     (294,815)     138,810
NET ASSETS AT BEGINNING OF PERIOD        226,343    166,614    1,810,310    1,639,192    2,262,414    2,123,604
                                        --------   --------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $228,393   $226,343   $2,003,470   $1,810,310   $1,967,599   $2,262,414
                                        ========   ========   ==========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                              16,809     13,504      127,893      122,397      225,402      216,704
         Units issued                          1     11,244       10,785       26,714        4,492       43,517
         Units redeemed                   (2,173)    (7,939)     (21,687)     (21,218)     (45,752)     (34,819)
                                        --------   --------   ----------   ----------   ----------   ----------
   Units outstanding at end of period     14,637     16,809      116,991      127,893      184,142      225,402
                                        ========   ========   ==========   ==========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------

                                             Morgan Stanley          Morgan Stanley           Morgan Stanley
                                                Variable                Variable                 Variable
                                               Investment              Investment               Investment
                                                 Series                  Series                   Series
                                            (Class Y Shares)        (Class Y Shares)         (Class Y Shares)
                                               Sub-Account             Sub-Account             Sub-Account
                                        -----------------------   --------------------   ------------------------
                                             Income Builder            Information           Limited Duration
                                            (Class Y Shares)        (Class Y Shares)         (Class Y Shares)
                                        -----------------------   --------------------   ------------------------
                                           2006         2005      2006 (aa)     2005        2006          2005
                                        ----------   ----------   ---------   --------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   19,349   $   21,012   $    (912)  $ (2,153)  $   153,890   $  121,894
Net realized gains (losses)                 68,350       31,207       2,843      2,060       (82,373)     (43,211)
Change in unrealized gains (losses)        159,092       49,219     (11,107)    (2,349)       56,096      (79,898)
                                        ----------   ----------   ---------   --------   -----------   ----------
Increase (decrease) in net assets
   from operations                         246,791      101,438      (9,176)    (2,442)      127,613       (1,215)
                                        ----------   ----------   ---------   --------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                       840       54,112          --         --        81,174      429,790
Benefit payments                                --           --          --     (7,807)      (16,304)      (9,114)
Payments on termination                   (259,784)    (162,770)     (7,390)    (8,046)   (1,412,324)    (428,633)
Contract Maintenance Charge                 (2,549)      (2,471)        (16)      (598)      (11,456)     (10,901)
Transfers among the sub-accounts
   and with the Fixed Account - net        (62,127)      96,917    (107,450)    (8,001)      (71,739)     119,002
                                        ----------   ----------   ---------   --------   -----------   ----------
Increase (decrease) in net assets
   from contract transactions             (323,620)     (14,212)   (114,856)   (24,452)   (1,430,649)     100,144
                                        ----------   ----------   ---------   --------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS          (76,829)      87,226    (124,032)   (26,894)   (1,303,036)      98,929
NET ASSETS AT BEGINNING OF PERIOD        2,105,983    2,018,757     124,032    150,926     5,697,883    5,598,954
                                        ----------   ----------   ---------   --------   -----------   ----------
NET ASSETS AT END OF PERIOD             $2,029,154   $2,105,983   $      --   $124,032   $ 4,394,847   $5,697,883
                                        ==========   ==========   =========   ========   ===========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               170,835      172,814       9,995     12,389       555,277      542,023
         Units issued                        2,190       26,140          --      8,660        47,969      154,062
         Units redeemed                    (25,684)     (28,119)     (9,995)   (11,054)     (185,742)    (140,808)
                                        ----------   ----------   ---------   --------   -----------   ----------
   Units outstanding at end of period      147,341      170,835          --      9,995       417,504      555,277
                                        ==========   ==========   =========   ========   ===========   ==========

(aa) For the period beginning January 1, 2006, and ended June 23, 2006

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------

                                             Morgan Stanley             Morgan Stanley            Morgan Stanley
                                                Variable                   Variable                  Variable
                                               Investment                 Investment                Investment
                                                 Series                     Series                    Series
                                            (Class Y Shares)           (Class Y Shares)          (Class Y Shares)
                                               Sub-Account                Sub-Account              Sub-Account
                                        ------------------------   ------------------------   -----------------------
                                                                        Quality Income
                                               Money Market                   Plus                S&P 500 Index
                                            (Class Y Shares)           (Class Y Shares)          (Class Y Shares)
                                        ------------------------   ------------------------   -----------------------
                                            2006         2005          2006         2005         2006         2005
                                        -----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   101,581   $   35,673   $   221,194   $  216,024   $   (7,442)  $   (5,415)
Net realized gains (losses)                      --           --       (29,373)     (11,234)     238,530      104,453
Change in unrealized gains (losses)              --           --        36,059     (112,046)     434,046       46,479
                                        -----------   ----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                          101,581       35,673       227,880       92,744      665,134      145,517
                                        -----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    148,221      368,240       266,504      676,237      197,621      372,912
Benefit payments                           (171,936)     (11,673)     (253,615)     (38,016)     (29,974)     (54,325)
Payments on termination                  (1,787,411)    (677,095)   (1,266,898)    (293,333)    (791,440)    (182,121)
Contract Maintenance Charge                 (16,874)     (14,255)      (13,711)     (12,502)     (12,418)      (9,616)
Transfers among the sub-accounts
   and with the Fixed Account - net       1,216,991      113,781        23,365      155,405     (109,195)    (224,111)
                                        -----------   ----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions              (611,009)    (221,002)   (1,244,355)     487,791     (745,406)     (97,261)
                                        -----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS          (509,428)    (185,329)   (1,016,475)     580,535      (80,272)      48,256
NET ASSETS AT BEGINNING OF PERIOD         3,747,360    3,932,689     6,592,187    6,011,652    5,109,499    5,061,243
                                        -----------   ----------   -----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $ 3,237,932   $3,747,360   $ 5,575,712   $6,592,187   $5,029,227   $5,109,499
                                        ===========   ==========   ===========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                377,519      399,891       575,298      525,805      440,656      457,094
         Units issued                       257,964      339,624        81,215      159,928       23,857      101,732
         Units redeemed                    (318,118)    (361,996)     (188,996)    (110,435)     (88,270)    (118,170)
                                        -----------   ----------   -----------   ----------   ----------   ----------
   Units outstanding at end of period       317,365      377,519       467,517      575,298      376,243      440,656
                                        ===========   ==========   ===========   ==========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------

                                            Morgan Stanley             Morgan Stanley
                                               Variable                   Variable
                                              Investment                 Investment               Oppenheimer
                                                Series                     Series                   Variable
                                           (Class Y Shares)           (Class Y Shares)           Account Funds
                                              Sub-Account                Sub-Account              Sub-Account
                                        -----------------------   -----------------------   -----------------------
                                                                                                  Oppenheimer
                                              Strategist                  Utilities                  Capital
                                           (Class Y Shares)           (Class Y Shares)            Appreciation
                                        -----------------------   -----------------------   -----------------------
                                           2006         2005         2006         2005         2006         2005
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   28,450   $    8,563   $    3,195   $    5,928   $  (17,599)  $   (6,119)
Net realized gains (losses)                360,431      315,818       44,642       23,164       29,229       37,578
Change in unrealized gains (losses)          9,853     (125,019)     117,656       86,730      115,032       40,743
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                         398,734      199,362      165,493      115,822      126,662       72,202
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                        --          875           --       33,424       25,607      123,026
Benefit payments                            (7,201)          --      (75,164)          --       (5,557)      (4,431)
Payments on termination                   (656,289)    (172,227)     (95,921)     (30,502)     (82,856)    (131,846)
Contract Maintenance Charge                 (3,135)      (2,811)      (3,130)      (2,749)        (900)        (926)
Transfers among the sub-accounts
   and with the Fixed Account - net        115,360      (15,014)     (26,711)     (32,397)     (97,840)    (271,860)
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions             (551,265)    (189,177)    (200,926)     (32,224)    (161,546)    (286,037)
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS         (152,531)      10,185      (35,433)      83,598      (34,884)    (213,835)
NET ASSETS AT BEGINNING OF PERIOD        3,211,506    3,201,321    1,021,986      938,388    2,070,842    2,284,677
                                        ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $3,058,975   $3,211,506   $  986,553   $1,021,986   $2,035,958   $2,070,842
                                        ==========   ==========   ==========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               262,934      279,279       90,088       95,469      261,939      299,956
         Units issued                       15,181        6,362       17,122       20,266        7,375       32,164
         Units redeemed                    (56,708)     (22,707)     (34,246)     (25,647)     (27,756)     (70,181)
                                        ----------   ----------   ----------   ----------   ----------   ----------
   Units outstanding at end of period      221,407      262,934       72,964       90,088      241,558      261,939
                                        ==========   ==========   ==========   ==========   ==========   ==========

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------

                                               Oppenheimer              Oppenheimer              Oppenheimer
                                                Variable                 Variable                  Variable
                                              Account Funds            Account Funds            Account Funds
                                               Sub-Account              Sub-Account              Sub-Account
                                        -----------------------   -----------------------   -----------------------
                                                                        Oppenheimer
                                               Oppenheimer                 Global                Oppenheimer
                                                Core Bond                Securities               High Income
                                        -----------------------   -----------------------   -----------------------
                                           2006         2005         2006         2005         2006         2005
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   75,165   $   69,018   $   (4,012)  $   (3,737)  $   75,960   $   59,541
Net realized gains (losses)                 (5,800)       2,583      136,259       30,777        1,556        2,295
Change in unrealized gains (losses)          3,279      (47,282)     132,968      168,250       18,483      (48,363)
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                          72,644       24,319      265,215      195,290       95,999       13,473
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     7,046      101,266       23,630       97,265        8,502       79,193
Benefit payments                            (3,793)     (37,822)          --           --           --           --
Payments on termination                   (167,675)     (62,736)     (45,676)     (68,923)    (113,401)     (87,629)
Contract Maintenance Charge                   (722)        (803)        (545)        (497)        (277)        (270)
Transfers among the sub-accounts
   and with the Fixed Account - net         69,313       22,387      (55,746)      80,485       39,905       59,971
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions              (95,831)      22,292      (78,337)     108,330      (65,271)      51,265
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS          (23,187)      46,611      186,878      303,620       30,728       64,738
NET ASSETS AT BEGINNING OF PERIOD        1,885,922    1,839,311    1,697,405    1,393,785    1,213,577    1,148,839
                                        ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $1,862,735   $1,885,922   $1,884,283   $1,697,405   $1,244,305   $1,213,577
                                        ==========   ==========   ==========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               144,899      143,176      140,687      130,413       99,369       95,050
         Units issued                       11,193       27,865        6,566       29,881        4,269       14,353
         Units redeemed                    (18,445)     (26,142)     (12,890)     (19,607)      (9,359)     (10,034)
                                        ----------   ----------   ----------   ----------   ----------   ----------
   Units outstanding at end of period      137,647      144,899      134,363      140,687       94,279       99,369
                                        ==========   ==========   ==========   ==========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------

                                              Oppenheimer               Oppenheimer               Oppenheimer
                                               Variable                  Variable                   Variable
                                             Account Funds             Account Funds             Account Funds
                                              Sub-Account               Sub-Account               Sub-Account
                                        -----------------------   -----------------------   -----------------------
                                                                        Oppenheimer               Oppenheimer
                                              Oppenheimer               Main Street                  MidCap
                                              Main Street             Small Cap Growth             Fund (ab)
                                        -----------------------   -----------------------   -----------------------
                                           2006         2005         2006         2005         2006         2005
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (6,334)  $    3,019   $  (28,364)  $  (26,568)  $  (26,790)  $  (25,139)
Net realized gains (losses)                 93,183       39,391      198,760      101,379       44,985       16,043
Change in unrealized gains (losses)        558,711      174,770      151,356      109,948       19,810      229,053
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                         645,560      217,180      321,752      184,759       38,005      219,957
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    52,850       43,517        8,928      103,826        7,763       25,130
Benefit payments                           (19,475)     (10,819)          --       (3,334)     (55,615)        (458)
Payments on termination                   (333,901)    (218,695)    (274,022)     (79,988)    (120,841)     (88,358)
Contract Maintenance Charge                 (3,397)      (3,578)        (724)        (583)        (958)      (1,031)
Transfers among the sub-accounts
   and with the Fixed Account - net         94,298      172,475       85,252      216,133       22,601      116,548
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions             (209,625)     (17,100)    (180,566)     236,054     (147,050)      51,831
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS          435,935      200,080      141,186      420,813     (109,045)     271,788
NET ASSETS AT BEGINNING OF PERIOD        4,772,869    4,572,789    2,399,363    1,978,550    2,183,872    1,912,084
                                        ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $5,208,804   $4,772,869   $2,540,549   $2,399,363   $2,074,827   $2,183,872
                                        ==========   ==========   ==========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               511,014      512,442      183,989      164,702      302,678      293,993
         Units issued                       21,933       41,519       21,365       46,427       12,845       24,163
         Units redeemed                    (42,026)     (42,947)     (33,821)     (27,140)     (32,710)     (15,478)
                                        ----------   ----------   ----------   ----------   ----------   ----------
   Units outstanding at end of period      490,921      511,014      171,533      183,989      282,813      302,678
                                        ==========   ==========   ==========   ==========   ==========   ==========

(ab) Previously known as Oppenheimer Aggressive Growth

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------

                                                                        Oppenheimer                Oppenheimer
                                              Oppenheimer                Variable                   Variable
                                               Variable                Account Funds              Account Funds
                                             Account Funds        (Service Class ("SC"))     (Service Class ("SC"))
                                              Sub-Account               Sub-Account                Sub-Account
                                        -----------------------   -----------------------   -------------------------
                                                                                                   Oppenheimer
                                              Oppenheimer               Oppenheimer                   Capital
                                             Strategic Bond            Balanced (SC)             Appreciation (SC)
                                        -----------------------   -----------------------   -------------------------
                                           2006         2005         2006         2005          2006          2005
                                        ----------   ----------   ----------   ----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  112,238   $  120,070   $   31,063   $   (3,928)  $  (226,144)  $   (99,283)
Net realized gains (losses)                 73,572       30,817      372,349      204,686       228,028        41,396
Change in unrealized gains (losses)         29,864     (101,530)     277,276      (62,359)      949,498       583,879
                                        ----------   ----------   ----------   ----------   -----------   -----------
Increase (decrease) in net assets
   from operations                         215,674       49,357      680,688      138,399       951,382       525,992
                                        ----------   ----------   ----------   ----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    37,254       21,864      515,534    2,111,870     3,004,472     5,410,833
Benefit payments                           (87,106)     (38,541)     (26,760)      (3,872)     (106,303)      (76,754)
Payments on termination                   (537,969)    (180,486)    (766,799)    (177,875)   (1,958,951)     (356,410)
Contract Maintenance Charge                 (1,265)      (1,489)     (23,927)     (16,347)      (45,522)      (20,805)
Transfers among the sub-accounts
   and with the Fixed Account - net         44,495       90,587      220,312      714,518     1,393,272     2,147,888
                                        ----------   ----------   ----------   ----------   -----------   -----------
Increase (decrease) in net assets
   from contract transactions             (544,591)    (108,065)     (81,640)   2,628,294     2,286,968     7,104,752
                                        ----------   ----------   ----------   ----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS         (328,917)     (58,708)     599,048    2,766,693     3,238,350     7,630,744
NET ASSETS AT BEGINNING OF PERIOD        3,676,480    3,735,188    7,233,710    4,467,017    14,016,700     6,385,956
                                        ----------   ----------   ----------   ----------   -----------   -----------
NET ASSETS AT END OF PERIOD             $3,347,563   $3,676,480   $7,832,758   $7,233,710   $17,255,050   $14,016,700
                                        ==========   ==========   ==========   ==========   ===========   ===========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               255,618      263,324      501,277      314,295     1,057,596       494,542
         Units issued                       27,062       18,875      100,374      232,916       452,252       655,217
         Units redeemed                    (63,428)     (26,581)    (102,716)     (45,934)     (276,633)      (92,163)
                                        ----------   ----------   ----------   ----------   -----------   -----------
   Units outstanding at end of period      219,252      255,618      498,935      501,277     1,233,215     1,057,596
                                        ==========   ==========   ==========   ==========   ===========   ===========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------

                                              Oppenheimer               Oppenheimer               Oppenheimer
                                               Variable                  Variable                   Variable
                                             Account Funds             Account Funds             Account Funds
                                         (Service Class ("SC"))   (Service Class  ("SC"))    (Service Class ("SC"))
                                              Sub-Account               Sub-Account               Sub-Account
                                        -----------------------   -----------------------   ------------------------
                                                                        Oppenheimer
                                              Oppenheimer                  Global                 Oppenheimer
                                             Core Bond (SC)           Securities (SC)           High Income (SC)
                                        -----------------------   -----------------------   ------------------------
                                           2006         2005         2006         2005          2006         2005
                                        ----------   ----------   ----------   ----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   73,540   $   20,783   $  (28,864)  $  (24,432)  $   556,878   $  306,432
Net realized gains (losses)                 (2,940)      (1,747)     439,247       64,742       (11,627)      (6,942)
Change in unrealized gains (losses)        128,990       (9,856)     190,462      375,856       206,223     (245,513)
                                        ----------   ----------   ----------   ----------   -----------   ----------
Increase (decrease) in net assets
   from operations                         199,590        9,180      600,845      416,166       751,474       53,977
                                        ----------   ----------   ----------   ----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                 3,140,672    1,220,319      225,181      591,207       809,315    2,934,234
Benefit payments                           (19,390)          --       (3,691)      (7,322)     (125,383)     (76,267)
Payments on termination                   (369,768)     (28,503)    (468,268)    (139,405)   (1,276,508)    (385,402)
Contract Maintenance Charge                (11,077)      (2,472)     (12,171)     (12,851)      (42,012)     (26,469)
Transfers among the sub-accounts
   and with the Fixed Account - net      2,005,229      841,796       33,448      116,773       689,276    1,112,716
                                        ----------   ----------   ----------   ----------   -----------   ----------
Increase (decrease) in net assets
   from contract transactions            4,745,666    2,031,140     (225,501)     548,402        54,688    3,558,812
                                        ----------   ----------   ----------   ----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS        4,945,256    2,040,320      375,344      964,568       806,162    3,612,789
NET ASSETS AT BEGINNING OF PERIOD        2,349,886      309,566    3,839,022    2,874,454     9,461,300    5,848,511
                                        ----------   ----------   ----------   ----------   -----------   ----------
NET ASSETS AT END OF PERIOD             $7,295,142   $2,349,886   $4,214,366   $3,839,022   $10,267,462   $9,461,300
                                        ==========   ==========   ==========   ==========   ===========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               230,594       30,610      205,359      172,051       678,791      420,017
         Units issued                      555,478      222,791       38,429       53,826       143,631      330,517
         Units redeemed                    (93,636)     (22,807)     (46,462)     (20,518)     (136,091)     (71,743)
                                        ----------   ----------   ----------   ----------   -----------   ----------
   Units outstanding at end of period      692,436      230,594      197,326      205,359       686,331      678,791
                                        ==========   ==========   ==========   ==========   ===========   ==========

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------

                                                Oppenheimer              Oppenheimer                Oppenheimer
                                                 Variable                 Variable                    Variable
                                               Account Funds            Account Funds              Account Funds
                                          (Service Class ("SC"))    (Service Class  ("SC"))    (Service Class ("SC"))
                                                Sub-Account              Sub-Account                Sub-Account
                                        -------------------------   ------------------------   -----------------------
                                                                         Oppenheimer
                                                                         Main Street                Oppenheimer
                                                Oppenheimer               Small Cap                  MidCap Fund
                                              Main Street (SC)           Growth (SC)                  (SC) (ac)
                                        -------------------------   ------------------------   -----------------------
                                            2006          2005          2006         2005         2006         2005
                                        -----------   -----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (147,492)  $   (73,785)  $  (147,613)  $  (86,797)  $  (62,605)  $  (42,934)
Net realized gains (losses)                 467,044        69,909       546,656      164,997       99,615       32,450
Change in unrealized gains (losses)       2,622,052       706,737       720,122      511,395       (7,110)     329,967
                                        -----------   -----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                        2,941,604       702,861     1,119,165      589,595       29,900      319,483
                                        -----------   -----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                  5,658,937     5,753,105     2,264,409    2,873,108      606,052    1,309,861
Benefit payments                           (200,803)     (104,006)      (29,308)     (22,692)     (12,162)          --
Payments on termination                  (2,522,571)     (408,414)     (972,586)    (153,701)    (330,288)     (89,734)
Contract Maintenance Charge                 (72,202)      (41,658)      (27,751)     (13,480)     (14,131)      (8,077)
Transfers among the sub-accounts
   and with the Fixed Account - net       1,187,409     1,942,554       378,573      830,563      175,419      243,276
                                        -----------   -----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions             4,050,770     7,141,581     1,613,337    3,513,798      424,890    1,455,326
                                        -----------   -----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS         6,992,374     7,844,442     2,732,502    4,103,393      454,790    1,774,809
NET ASSETS AT BEGINNING OF PERIOD        18,867,874    11,023,432     7,695,205    3,591,812    3,529,190    1,754,381
                                        -----------   -----------   -----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $25,860,248   $18,867,874   $10,427,707   $7,695,205   $3,983,980   $3,529,190
                                        ===========   ===========   ===========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                              1,353,922       808,680       422,441      207,933      220,054      120,045
         Units issued                       665,472       661,489       218,642      247,604       80,451      120,009
         Units redeemed                    (362,672)     (116,247)     (123,626)     (33,096)     (51,250)     (20,000)
                                        -----------   -----------   -----------   ----------   ----------   ----------
   Units outstanding at end of period     1,656,722     1,353,922       517,457      422,441      249,255      220,054
                                        ===========   ===========   ===========   ==========   ==========   ==========

(ac) Previously known as Oppenheimer Aggressive Growth (SC)

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                 Oppenheimer
                                                  Variable           PIMCO Variable PIMCO Variable  PIMCO Variable   PIMCO Variable
                                                Account Funds          Insurance      Insurance       Insurance        Insurance
                                            (Service Class ("SC")         Trust          Trust           Trust            Trust
                                                 Sub-Account           Sub-Account    Sub-Account     Sub-Account      Sub-Account
                                          -------------------------  -------------- -------------- ---------------- ----------------
                                                                        PIMCO VIT     PIMCO VIT
                                                                     Commodity Real    Emerging     PIMCO VIT Real  PIMCO VIT Total
                                                 Oppenheimer             Return      Markets Bond       Return           Return
                                             Strategic Bond (SC)        Strategy    (Admin Shares) (Advisor Shares) (Advisor Shares)
                                          -------------------------  -------------- -------------- ---------------- ----------------
                                             2006           2005         2006 (w)       2006 (w)       2006 (w)         2006 (w)
                                          -----------   -----------  -------------- -------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)              $   632,805   $   354,853     $    333       $    103        $    438         $  1,995
Net realized gains (losses)                    55,292        15,318          616            438             339            1,177
Change in unrealized gains (losses)           837,364      (176,161)        (397)            --            (200)             127
                                          -----------   -----------     --------       --------        --------         --------
Increase (decrease) in net assets
   from operations                          1,525,461       194,010          552            541             577            3,299
                                          -----------   -----------     --------       --------        --------         --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    4,800,286     8,006,216        3,000             --              --          122,195
Benefit payments                             (266,379)     (172,707)          --             --              --               --
Payments on termination                    (2,368,340)     (672,650)     (29,572)       (13,064)        (32,385)         (52,204)
Contract Maintenance Charge                   (90,315)      (50,326)         (62)           (50)            (42)            (281)
Transfers among the sub-accounts
   and with the Fixed Account - net         2,556,098     3,292,408       34,806         12,573          39,287          101,496
                                          -----------   -----------     --------       --------        --------         --------
Increase (decrease) in net assets
   from contract transactions               4,631,350    10,402,941        8,172           (541)          6,860          171,206
                                          -----------   -----------     --------       --------        --------         --------
INCREASE (DECREASE) IN NET ASSETS           6,156,811    10,596,951        8,724             --           7,437          174,505
NET ASSETS AT BEGINNING OF PERIOD          22,992,658    12,395,707           --             --              --               --
                                          -----------   -----------     --------       --------        --------         --------
NET ASSETS AT END OF PERIOD               $29,149,469   $22,992,658     $  8,724       $     --        $  7,437         $174,505
                                          ===========   ===========     ========       ========        ========         ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                1,768,584       953,296           --             --              --               --
         Units issued                         687,604       957,232        3,974          1,219           3,900           30,227
         Units redeemed                      (321,254)     (141,944)      (3,056)        (1,219)         (3,166)         (13,314)
                                          -----------   -----------     --------       --------        --------         --------
   Units outstanding at end of period       2,134,934     1,768,584          918             --             734           16,913
                                          ===========   ===========     ========       ========        ========         ========

(w) For period beginning May 1, 2006, and ended December 31, 2006

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------

                                             Putnam Variable           Putnam Variable         Putnam Variable
                                                  Trust                     Trust                   Trust
                                               Sub-Account               Sub-Account             Sub-Account
                                        ------------------------   -----------------------   -------------------
                                               VT American
                                                Government               VT Capital               VT Capital
                                                  Income                 Appreciation            Opportunities
                                        ------------------------   -----------------------   -------------------
                                            2006         2005         2006         2005        2006       2005
                                        -----------   ----------   ----------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   199,156   $  149,377   $  (14,013)  $   (9,522)  $ (5,790)  $ (3,215)
Net realized gains (losses)                 (86,246)      (5,780)     142,320       32,768     33,206      2,397
Change in unrealized gains (losses)          (3,872)    (139,347)     (13,922)      44,042     18,381     25,026
                                        -----------   ----------   ----------   ----------   --------   --------
Increase (decrease) in net assets
   from operations                          109,038        4,250      114,385       67,288     45,797     24,208
                                        -----------   ----------   ----------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     15,370       71,328          550        7,830      6,600      1,155
Benefit payments                           (257,411)     (17,152)     (23,467)          --    (20,409)    (2,041)
Payments on termination                  (1,293,985)    (593,664)    (147,827)    (131,971)   (23,479)   (12,944)
Contract Maintenance Charge                    (150)        (155)         (51)         (49)       (14)        --
Transfers among the sub-accounts
   and with the Fixed Account - net          (6,944)    (253,341)      79,216      102,208    180,757    145,394
                                        -----------   ----------   ----------   ----------   --------   --------
Increase (decrease) in net assets
   from contract transactions            (1,543,120)    (792,984)     (91,579)     (21,982)   143,455    131,564
                                        -----------   ----------   ----------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS        (1,434,082)    (788,734)      22,806       45,306    189,252    155,772
NET ASSETS AT BEGINNING OF PERIOD         7,181,790    7,970,524    1,111,497    1,066,191    314,154    158,382
                                        -----------   ----------   ----------   ----------   --------   --------
NET ASSETS AT END OF PERIOD             $ 5,747,708   $7,181,790   $1,134,303   $1,111,497   $503,406   $314,154
                                        ===========   ==========   ==========   ==========   ========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                563,629      626,105      126,059      128,670     19,196     10,519
         Units issued                        57,928       30,524       25,495       23,139     21,916     10,331
         Units redeemed                    (179,248)     (93,000)     (35,479)     (25,750)   (14,042)    (1,654)
                                        -----------   ----------   ----------   ----------   --------   --------
   Units outstanding at end of period       442,309      563,629      116,075      126,059     27,070     19,196
                                        ===========   ==========   ==========   ==========   ========   ========

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------

                                            Putnam Variable            Putnam Variable          Putnam Variable
                                                 Trust                      Trust                    Trust
                                              Sub-Account                Sub-Account              Sub-Account
                                        -----------------------   ------------------------   -----------------------
                                             VT Discovery              VT Diversified              VT Equity
                                                 Growth                     Income                   Income
                                        -----------------------   ------------------------   -----------------------
                                           2006         2005         2006          2005         2006         2005
                                        ----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (20,489)  $  (20,486)  $   396,856   $  563,474   $   (3,099)  $   (5,740)
Net realized gains (losses)                 88,782       21,236        (9,343)      15,313      114,580       34,466
Change in unrealized gains (losses)         72,408       85,871        45,141     (417,063)     151,793       29,245
                                        ----------   ----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                         140,701       86,621       432,654      161,724      263,274       57,971
                                        ----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     4,696       10,036        15,305       91,563       14,462        6,726
Benefit payments                            (6,407)      (1,540)     (131,351)     (75,097)     (12,210)      (5,157)
Payments on termination                   (205,362)     (96,220)   (1,203,149)    (841,265)    (246,149)     (46,814)
Contract Maintenance Charge                   (105)        (141)         (254)        (248)         (77)          --
Transfers among the sub-accounts
   and with the Fixed Account - net        (89,775)      (6,817)      357,321      242,949      266,080      404,094
                                        ----------   ----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions             (296,953)     (94,682)     (962,128)    (582,098)      22,106      358,849
                                        ----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS         (156,252)      (8,061)     (529,474)    (420,374)     285,380      416,820
NET ASSETS AT BEGINNING OF PERIOD        1,575,595    1,583,656     9,202,966    9,623,340    1,460,987    1,044,167
                                        ----------   ----------   -----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $1,419,343   $1,575,595   $ 8,673,492   $9,202,966   $1,746,367   $1,460,987
                                        ==========   ==========   ===========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               310,552      330,207       680,827      724,310      105,484       78,523
         Units issued                       18,657        7,234        92,727       54,802       50,905       44,026
         Units redeemed                    (73,858)     (26,889)     (162,166)     (98,285)     (48,910)     (17,065)
                                        ----------   ----------   -----------   ----------   ----------   ----------
   Units outstanding at end of period      255,351      310,552       611,388      680,827      107,479      105,484
                                        ==========   ==========   ===========   ==========   ==========   ==========

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------

                                             Putnam Variable            Putnam Variable            Putnam Variable
                                                  Trust                      Trust                      Trust
                                               Sub-Account                Sub-Account                Sub-Account
                                        -------------------------   ------------------------   -----------------------
                                              VT The George
                                              Putnam Fund of            VT Global Asset               VT Global
                                                  Boston                   Allocation                   Equity
                                        -------------------------   ------------------------   -----------------------
                                            2006          2005         2006          2005         2006         2005
                                        -----------   -----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   183,809   $   109,469   $   120,724   $  (30,039)  $  (58,991)  $  (29,473)
Net realized gains (losses)                 956,916       240,663       355,674       77,991     (155,167)    (206,481)
Change in unrealized gains (losses)         548,724        82,706       571,043      428,923    1,454,199      673,104
                                        -----------   -----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                        1,689,449       432,838     1,047,441      476,875    1,240,041      437,150
                                        -----------   -----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    466,195     1,170,369       360,708    1,752,866        8,770       33,863
Benefit payments                           (217,312)     (175,871)      (35,971)     (33,409)    (104,377)     (77,073)
Payments on termination                  (2,458,202)   (1,408,660)   (2,345,215)    (677,403)    (832,339)    (378,966)
Contract Maintenance Charge                 (15,109)      (12,376)      (14,518)      (8,823)        (155)        (144)
Transfers among the sub-accounts
   and with the Fixed Account - net         (13,759)      220,324       790,266    1,220,644        6,145       43,605
                                        -----------   -----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions            (2,238,187)     (206,214)   (1,244,730)   2,253,875     (921,956)    (378,715)
                                        -----------   -----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS          (548,738)      226,624      (197,289)   2,730,750      318,085       58,435
NET ASSETS AT BEGINNING OF PERIOD        17,052,277    16,825,653     9,600,930    6,870,180    6,147,981    6,089,546
                                        -----------   -----------   -----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $16,503,539   $17,052,277   $ 9,403,641   $9,600,930   $6,466,066   $6,147,981
                                        ===========   ===========   ===========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                              1,429,117     1,458,699       808,102      633,500      716,098      760,426
         Units issued                       160,916       217,159       121,752      282,752       63,624       40,908
         Units redeemed                    (339,843)     (246,741)     (230,165)    (108,150)    (155,733)     (85,236)
                                        -----------   -----------   -----------   ----------   ----------   ----------
   Units outstanding at end of period     1,250,190     1,429,117       699,689      808,102      623,989      716,098
                                        ===========   ===========   ===========   ==========   ==========   ==========

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------

                                             Putnam Variable             Putnam Variable          Putnam Variable
                                                  Trust                       Trust                    Trust
                                               Sub-Account                 Sub-Account              Sub-Account
                                        -------------------------   -----------------------   ------------------------
                                              VT Growth and                 VT Growth                VT Health
                                                  Income                  Opportunities               Sciences
                                        -------------------------   -----------------------   ------------------------
                                           2006           2005         2006         2005          2006         2005
                                        -----------   -----------   ----------   ----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   114,474   $   121,315   $  (23,527)  $  (12,813)  $   (66,602)  $  (89,633)
Net realized gains (losses)               2,610,028       395,589     (171,212)    (286,382)      146,905       33,927
Change in unrealized gains (losses)       3,866,032     1,313,214      330,028      342,772           405      847,044
                                        -----------   -----------   ----------   ----------   -----------   ----------
Increase (decrease) in net assets
   from operations                        6,590,534     1,830,118      135,289       43,577        80,708      791,338
                                        -----------   -----------   ----------   ----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    598,821     1,552,554       19,119        9,962        15,849       40,167
Benefit payments                           (741,012)     (436,185)     (36,698)     (49,571)      (90,524)     (40,017)
Payments on termination                  (7,085,321)   (3,192,818)    (270,156)    (151,885)     (877,438)    (477,010)
Contract Maintenance Charge                 (15,353)      (10,261)         (66)         (79)       (2,192)      (3,003)
Transfers among the sub-accounts
   and with the Fixed Account - net        (747,644)      162,952       24,002     (214,123)     (355,851)    (135,147)
                                        -----------   -----------   ----------   ----------   -----------   ----------
Increase (decrease) in net assets
   from contract transactions            (7,990,509)   (1,923,758)    (263,799)    (405,696)   (1,310,156)    (615,010)
                                        -----------   -----------   ----------   ----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS        (1,399,975)      (93,640)    (128,510)    (362,119)   (1,229,448)     176,328
NET ASSETS AT BEGINNING OF PERIOD        49,044,589    49,138,229    1,998,768    2,360,887     7,251,665    7,075,337
                                        -----------   -----------   ----------   ----------   -----------   ----------

NET ASSETS AT END OF PERIOD             $47,644,614   $49,044,589   $1,870,258   $1,998,768   $ 6,022,217   $7,251,665
                                        ===========   ===========   ==========   ==========   ===========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                              4,520,149     4,755,029      458,973      557,273       589,918      642,078
         Units issued                       287,043       318,091       44,240       30,825        38,800       53,831
         Units redeemed                    (986,660)     (552,971)    (102,492)    (129,125)     (145,342)    (105,991)
                                        -----------   -----------   ----------   ----------   -----------   ----------
   Units outstanding at end of period     3,820,532     4,520,149      400,721      458,973       483,376      589,918
                                        ===========   ===========   ==========   ==========   ===========   ==========

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------

                                             Putnam Variable            Putnam Variable             Putnam Variable
                                                  Trust                      Trust                       Trust
                                               Sub-Account                Sub-Account                 Sub-Account
                                        ------------------------   -------------------------   -------------------------
                                                                                                           VT
                                                                                                      International
                                              VT High Yield                VT Income                     Equity
                                        ------------------------   -------------------------   -------------------------
                                           2006          2005         2006          2005          2006          2005
                                        -----------   ----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   609,130   $  596,542   $   762,304   $   384,240   $  (132,984)  $    13,413
Net realized gains (losses)                 (42,014)     (33,249)      (43,121)      237,126       840,844       206,690
Change in unrealized gains (losses)         302,072     (399,912)      171,590      (406,003)    3,459,951     1,341,279
                                        -----------   ----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets
   from operations                          869,188      163,381       890,773       215,363     4,167,811     1,561,382
                                        -----------   ----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    756,258    1,972,999     4,810,535     5,921,025     1,631,561     1,346,229
Benefit payments                           (185,648)     (67,876)     (281,620)     (284,314)     (134,340)     (115,086)
Payments on termination                  (1,513,585)    (495,891)   (3,887,403)   (2,305,363)   (1,661,060)   (1,047,067)
Contract Maintenance Charge                 (18,941)     (11,988)      (41,532)      (14,933)      (14,412)       (7,666)
Transfers among the sub-accounts
   and with the Fixed Account - net         482,559      129,151     1,723,387     1,073,336       333,900       499,166
                                        -----------   ----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets
   from contract transactions              (479,357)   1,526,395     2,323,367     4,389,751       155,649       675,576
                                        -----------   ----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS           389,831    1,689,776     3,214,140     4,605,114     4,323,460     2,236,958
NET ASSETS AT BEGINNING OF PERIOD         9,945,209    8,255,433    25,127,159    20,522,045    15,890,037    13,653,079
                                        -----------   ----------   -----------   -----------   -----------   -----------
NET ASSETS AT END OF PERIOD             $10,335,040   $9,945,209   $28,341,299   $25,127,159   $20,213,497   $15,890,037
                                        ===========   ==========   ===========   ===========   ===========   ===========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                738,822      636,935     2,133,798     1,696,634     1,187,419     1,162,082
         Units issued                       158,236      199,568       896,990       784,395       291,739       214,741
         Units redeemed                    (197,727)     (97,681)     (640,691)     (347,231)     (290,588)     (189,404)
                                        -----------   ----------   -----------   -----------   -----------   -----------
   Units outstanding at end of period       699,331      738,822     2,390,097     2,133,798     1,188,570     1,187,419
                                        ===========   ==========   ===========   ===========   ===========   ===========

See notes to financial statements.

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
STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------

                                            Putnam Variable           Putnam Variable            Putnam Variable
                                                 Trust                     Trust                      Trust
                                              Sub-Account               Sub-Account                Sub-Account
                                        -----------------------   -----------------------   -------------------------
                                                  VT                        VT
                                             International             International
                                               Growth and                   New
                                                 Income                Opportunities               VT Investors
                                        -----------------------   -----------------------   -------------------------
                                           2006         2005         2006         2005          2006          2005
                                        ----------   ----------   ----------   ----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (6,498)  $  (13,209)  $      798   $  (13,250)  $  (144,481)  $   (46,747)
Net realized gains (losses)                222,052       71,192       33,059      (87,781)      (64,141)     (268,413)
Change in unrealized gains (losses)        719,486      329,027      529,841      445,194     2,135,709     1,449,887
                                        ----------   ----------   ----------   ----------   -----------   -----------
Increase (decrease) in net assets
   from operations                         935,040      387,010      563,698      344,163     1,927,087     1,134,727
                                        ----------   ----------   ----------   ----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    14,818        6,886        2,339        3,352       388,242       241,005
Benefit payments                          (135,088)     (29,131)     (34,966)     (23,385)     (267,555)     (132,649)
Payments on termination                   (439,627)    (253,154)    (310,890)    (219,793)   (1,733,262)   (1,137,403)
Contract Maintenance Charge                   (123)        (107)         (91)         (81)       (3,095)       (1,753)
Transfers among the sub-accounts
   and with the Fixed Account - net        873,499      370,344      134,905      110,824       190,509       (88,322)
                                        ----------   ----------   ----------   ----------   -----------   -----------
Increase (decrease) in net assets
   from contract transactions              313,479       94,838     (208,703)    (129,083)   (1,425,161)   (1,119,122)
                                        ----------   ----------   ----------   ----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS        1,248,519      481,848      354,995      215,080       501,926        15,605
NET ASSETS AT BEGINNING OF PERIOD        3,394,554    2,912,706    2,382,421    2,167,341    16,318,320    16,302,715
                                        ----------   ----------   ----------   ----------   -----------   -----------
NET ASSETS AT END OF PERIOD             $4,643,073   $3,394,554   $2,737,416   $2,382,421   $16,820,246   $16,318,320
                                        ==========   ==========   ==========   ==========   ===========   ===========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               255,277      246,641      215,619      229,054     1,976,676     2,137,334
         Units issued                      104,455       55,805       44,103       50,657       201,848       121,858
         Units redeemed                    (81,144)     (47,169)     (58,804)     (64,092)     (387,272)     (282,516)
                                        ----------   ----------   ----------   ----------   -----------   -----------
   Units outstanding at end of period      278,588      255,277      200,918      215,619     1,791,252     1,976,676
                                        ==========   ==========   ==========   ==========   ============  ===========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------

                                            Putnam Variable            Putnam Variable             Putnam Variable
                                                 Trust                      Trust                       Trust
                                              Sub-Account                Sub-Account                 Sub-Account
                                        -----------------------   -------------------------   -------------------------
                                              VT Mid Cap                   VT Money                     VT New
                                                 Value                      Market                   Opportunities
                                        -----------------------   -------------------------   -------------------------
                                           2006         2005          2006          2005          2006          2005
                                        ----------   ----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (19,887)  $  (13,341)  $   639,955   $   151,016   $  (146,171)  $  (138,110)
Net realized gains (losses)                157,731       32,619            --            --      (647,955)     (997,820)
Change in unrealized gains (losses)         65,859      103,544            --            --     1,560,361     2,076,011
                                        ----------   ----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets
   from operations                         203,703      122,822       639,955       151,016       766,235       940,081
                                        ----------   ----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     8,140        4,995     4,653,658     6,529,100        67,476        22,986
Benefit payments                           (12,801)          --      (438,132)     (485,503)     (217,418)     (145,131)
Payments on termination                   (270,377)     (26,859)   (4,113,212)     (856,798)   (1,041,898)     (684,752)
Contract Maintenance Charge                   (101)        (108)      (82,859)      (31,624)       (1,936)       (1,976)
Transfers among the sub-accounts
   and with the Fixed Account - net        310,582      429,104     8,254,634     1,766,614      (437,541)     (642,633)
                                        ----------   ----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets
   from contract transactions               35,443      407,132     8,274,089     6,921,789    (1,631,317)   (1,451,506)
                                        ----------   ----------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS          239,146      529,954     8,914,044     7,072,805      (865,082)     (511,425)
NET ASSETS AT BEGINNING OF PERIOD        1,391,243      861,289    17,026,007     9,953,202    11,646,712    12,158,137
                                        ----------   ----------   -----------   -----------   -----------   -----------
NET ASSETS AT END OF PERIOD             $1,630,389   $1,391,243   $25,940,051   $17,026,007   $10,781,630   $11,646,712
                                        ==========   ==========   ===========   ===========   ===========   ===========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                86,176       59,201     1,677,119       971,344     1,453,260     1,646,691
         Units issued                       46,161       34,945     2,121,410     1,335,429        81,849        80,799
         Units redeemed                    (43,367)      (7,970)   (1,297,966)     (629,654)     (292,833)     (274,230)
                                        ----------   ----------   -----------   -----------   -----------   -----------
   Units outstanding at end of period       88,970       86,176     2,500,563     1,677,119     1,242,276     1,453,260
                                        ==========   ==========   ===========   ===========   ===========   ===========

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------

                                             Putnam Variable            Putnam Variable           Putnam Variable
                                                  Trust                      Trust                     Trust
                                               Sub-Account                Sub-Account               Sub-Account
                                        -------------------------   -----------------------   ------------------------
                                                                           VT OTC &
                                                                            Emerging
                                               VT New Value                  Growth                  VT Research
                                        -------------------------   -----------------------   ------------------------
                                            2006          2005         2006         2005          2006         2005
                                        -----------   -----------   ----------   ----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (56,201)  $   (61,771)  $  (27,233)  $  (27,831)  $   (49,288)  $  (31,010)
Net realized gains (losses)               1,446,682       215,092     (198,077)    (438,281)       67,732      (38,858)
Change in unrealized gains (losses)         706,573       396,578      452,522      597,311       609,443      316,111
                                        -----------   -----------   ----------   ----------   -----------   ----------
Increase (decrease) in net assets
   from operations                        2,097,054       549,899      227,212      131,199       627,887      246,243
                                        -----------   -----------   ----------   ----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                  2,555,101     2,223,232        4,229        4,010        24,761       35,092
Benefit payments                           (242,538)     (116,685)      (6,435)     (15,526)     (170,905)     (70,461)
Payments on termination                  (1,595,195)     (654,512)    (183,411)    (348,365)     (797,942)    (497,531)
Contract Maintenance Charge                 (18,485)       (7,773)         (11)         (17)       (2,518)      (2,737)
Transfers among the sub-accounts
   and with the Fixed Account - net         515,153     1,314,506      (45,054)     (47,264)      (67,104)    (226,461)
                                        -----------   -----------   ----------   ----------   -----------   ----------
Increase (decrease) in net assets
   from contract transactions             1,214,036     2,758,768     (230,682)    (407,162)   (1,013,708)    (762,098)
                                        -----------   -----------   ----------   ----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS         3,311,090     3,308,667       (3,470)    (275,963)     (385,821)    (515,855)
NET ASSETS AT BEGINNING OF PERIOD        13,221,757     9,913,090    2,141,273    2,417,236     6,795,776    7,311,631
                                        -----------   -----------   ----------   ----------   -----------   ----------
NET ASSETS AT END OF PERIOD             $16,532,847   $13,221,757   $2,137,803   $2,141,273   $ 6,409,955   $6,795,776
                                        ===========   ===========   ==========   ==========   ===========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                880,527       699,027      411,684      509,856       701,369      784,432
         Units issued                       306,521       293,509       24,597       44,799        57,025       33,722
         Units redeemed                    (235,753)     (112,009)     (64,531)    (142,971)     (152,885)    (116,785)
                                        -----------   -----------   ----------   ----------   -----------   ----------
   Units outstanding at end of period       951,295       880,527      371,750      411,684       605,509      701,369
                                        ===========   ===========   ==========   ==========   ===========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------

                                             Putnam Variable            Putnam Variable           Putnam Variable
                                                  Trust                      Trust                     Trust
                                               Sub-Account                Sub-Account               Sub-Account
                                        -------------------------   -----------------------   -----------------------
                                                                         VT Utilities
                                               VT Small Cap                Growth and
                                                  Value                      Income                   VT Vista
                                        -------------------------   -----------------------   -----------------------
                                            2006          2005         2006         2005         2006         2005
                                        -----------   -----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (110,345)  $  (126,953)  $   86,129   $   27,121   $ (102,138)  $  (99,600)
Net realized gains (losses)               1,862,903     1,326,225      153,237       12,136      (63,744)    (167,795)
Change in unrealized gains (losses)        (111,417)     (593,813)     974,515      291,663      460,155    1,060,438
                                        -----------   -----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                        1,641,141       605,459    1,213,881      330,920      294,273      793,043
                                        -----------   -----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     15,565        50,657       15,293       36,812       95,227      159,827
Benefit payments                            (82,906)     (115,249)     (68,200)     (53,431)    (108,030)     (86,334)
Payments on termination                  (1,304,787)     (924,670)    (930,826)    (204,088)    (780,929)    (591,273)
Contract Maintenance Charge                    (842)         (960)      (2,420)      (2,428)      (1,655)      (2,103)
Transfers among the sub-accounts
   and with the Fixed Account - net        (264,388)     (403,184)     118,717      391,065     (183,449)      22,372
                                        -----------   -----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions            (1,637,358)   (1,393,406)    (867,436)     167,930     (978,836)    (497,511)
                                        -----------   -----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS             3,783      (787,947)     346,445      498,850     (684,563)     295,532
NET ASSETS AT BEGINNING OF PERIOD        11,074,586    11,862,533    5,119,862    4,621,012    7,957,619    7,662,087
                                        -----------   -----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $11,078,369   $11,074,586   $5,466,307   $5,119,862   $7,273,056   $7,957,619
                                        ===========   ===========   ==========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                511,118       578,439      462,051      446,330      776,161      836,359
         Units issued                        55,630        57,883       45,098       66,413       68,596       83,044
         Units redeemed                    (123,092)     (125,204)    (113,025)     (50,692)    (157,165)    (143,242)
                                        -----------   -----------   ----------   ----------   ----------   ----------
   Units outstanding at end of period       443,656       511,118      394,124      462,051      687,592      776,161
                                        ===========   ===========   ==========   ==========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------

                                             Putnam Variable             Scudder             Scudder              Scudder
                                                  Trust             Variable Series I   Variable Series I   Variable Series II
                                               Sub-Account             Sub-Account         Sub-Account         Sub-Account
                                        -------------------------   -----------------   -----------------   ------------------
                                                                      21st Century
                                                VT Voyager               Growth              Balanced             Growth
                                        -------------------------   -----------------   -----------------   ------------------
                                            2006          2005          2005 (aj)           2005 (ak)           2005 (al)
                                        -----------   -----------   -----------------   -----------------   ------------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (288,617)  $  (159,015)       $    (7)            $    91             $    19
Net realized gains (losses)              (1,216,713)   (1,503,262)        (2,019)                135                (650)
Change in unrealized gains (losses)       2,367,857     2,673,681          1,766                (312)                531
                                        -----------   -----------        -------             -------             -------
Increase (decrease) in net assets
   from operations                          862,527     1,011,404           (260)                (86)               (100)
                                        -----------   -----------        -------             -------             -------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    541,445     1,170,626             --                  --                  --
Benefit payments                           (340,247)     (267,558)            --                  --                  --
Payments on termination                  (2,383,212)   (2,021,572)            --                  --                  --
Contract Maintenance Charge                 (17,575)      (14,777)            --                  --                  --
Transfers among the sub-accounts
   and with the Fixed Account - net      (1,104,656)     (700,983)        (2,636)             (3,269)             (2,921)
                                        -----------   -----------        -------             -------             -------
Increase (decrease) in net assets
   from contract transactions            (3,304,245)   (1,834,264)        (2,636)             (3,269)             (2,921)
                                        -----------   -----------        -------             -------             -------
INCREASE (DECREASE) IN NET ASSETS        (2,441,718)     (822,860)        (2,896)             (3,355)             (3,021)
NET ASSETS AT BEGINNING OF PERIOD        24,544,286    25,367,146          2,896               3,355               3,021
                                        -----------   -----------        -------             -------             -------
NET ASSETS AT END OF PERIOD             $22,102,568   $24,544,286        $    --             $    --             $    --
                                        ===========   ===========        =======             =======             =======
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                              2,746,081     3,027,372            336                 293                 395
         Units issued                       218,707       215,502             --                  --                  --
         Units redeemed                    (625,217)     (496,793)          (336)               (293)               (395)
                                        -----------   -----------        -------             -------             -------
   Units outstanding at end of period     2,339,571     2,746,081             --                  --                  --
                                        ===========   ===========        =======             =======             =======

(aj) On April 29, 2005, 21st Century Growth merged into Small Cap Growth
(ak) On April 29, 2005, Balanced merged into Total Return
(al) On April 29, 2005, Growth merged into the Capital Growth

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
------------------------------------------------------------------------------------------------------------------

                                             The Universal             The Universal            The Universal
                                             Institutional             Institutional            Institutional
                                              Funds, Inc.               Funds, Inc.              Funds, Inc.
                                              Sub-Account               Sub-Account              Sub-Account
                                        -----------------------   -----------------------   ----------------------
                                            Van Kampen UIF                                      Van Kampen UIF
                                                Emerging              Van Kampen UIF             International
                                             Markets Equity            Equity Growth                Magnum
                                        -----------------------   -----------------------   ----------------------
                                           2006         2005         2006         2005         2006        2005
                                        ----------   ----------   ----------   ----------   ----------   ---------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (12,209)  $  (14,363)  $  (44,893)  $  (29,219)  $  (13,282)  $  (1,865)
Net realized gains (losses)                338,682       68,269       80,595      (30,791)     110,571      17,987
Change in unrealized gains (losses)        174,502      336,417       29,454      445,420      112,007      68,729
                                        ----------   ----------   ----------   ----------   ----------   ---------
Increase (decrease) in net assets
   from operations                         500,975      390,323       65,156      385,410      209,296      84,851
                                        ----------   ----------   ----------   ----------   ----------   ---------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     8,262        3,847       45,087       20,655           --       1,827
Benefit payments                                --      (19,259)      (3,545)     (41,239)          --          --
Payments on termination                   (394,954)     (87,536)    (449,553)    (338,032)    (171,980)   (103,984)
Contract Maintenance Charge                   (561)        (556)      (4,415)      (4,464)        (411)       (430)
Transfers among the sub-accounts
   and with the Fixed Account - net         (9,784)     138,763      (34,665)     (70,160)     130,621      (9,331)
                                        ----------   ----------   ----------   ----------   ----------   ---------
Increase (decrease) in net assets
   from contract transactions             (397,037)      35,259     (447,091)    (433,240)     (41,770)   (111,918)
                                        ----------   ----------   ----------   ----------   ----------   ---------
INCREASE (DECREASE) IN NET ASSETS          103,938      425,582     (381,935)     (47,830)     167,526     (27,067)
NET ASSETS AT BEGINNING OF PERIOD        1,640,841    1,215,259    3,148,140    3,195,970      934,076     961,143
                                        ----------   ----------   ----------   ----------   ----------   ---------
NET ASSETS AT END OF PERIOD             $1,744,779   $1,640,841   $2,766,205   $3,148,140   $1,101,602   $ 934,076
                                        ==========   ==========   ==========   ==========   ==========   =========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                96,501       94,407      289,375      335,233       84,465      95,482
         Units issued                       18,572       21,800       27,026       20,058       14,327       8,453
         Units redeemed                    (39,896)     (19,706)     (73,627)     (65,916)     (18,231)    (19,470)
                                        ----------   ----------   ----------   ----------   ----------   ---------
   Units outstanding at end of period       75,177       96,501      242,774      289,375       80,561      84,465
                                        ==========   ==========   ==========   ==========   ==========   =========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------

                                             The Universal              The Universal             The Universal
                                             Institutional              Institutional             Institutional
                                              Funds, Inc.                Funds, Inc.               Funds, Inc.
                                              Sub-Account                Sub-Account               Sub-Account
                                        -----------------------   ------------------------   -----------------------
                                                                       Van Kampen UIF             Van Kampen UIF
                                            Van Kampen UIF               U.S. Mid Cap                U.S. Real
                                             Mid Cap Growth                 Value                     Estate
                                        -----------------------   ------------------------   -----------------------
                                           2006         2005          2006         2005         2006         2005
                                        ----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (17,711)  $  (15,956)  $   (65,036)  $  (62,584)  $   (7,583)  $   (4,701)
Net realized gains (losses)                197,412       58,910     1,016,208      246,106      460,910      291,355
Change in unrealized gains (losses)        (96,216)     130,172       (34,165)     363,610      264,520       40,364
                                        ----------   ----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                          83,485      173,126       917,007      547,132      717,847      327,018
                                        ----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                     7,890          960        11,155       38,047          120       17,105
Benefit payments                                --           --        (1,840)     (62,161)          --      (43,202)
Payments on termination                   (367,699)    (121,992)   (1,058,417)    (491,058)    (436,722)    (246,069)
Contract Maintenance Charge                   (450)        (442)      (11,663)     (11,701)        (864)        (947)
Transfers among the sub-accounts
   and with the Fixed Account - net         96,299      217,740      (215,620)     (47,417)    (145,947)    (152,032)
                                        ----------   ----------   -----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions             (263,960)      96,266    (1,276,385)    (574,290)    (583,413)    (425,145)
                                        ----------   ----------   -----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS         (180,475)     269,392      (359,378)     (27,158)     134,434      (98,127)
NET ASSETS AT BEGINNING OF PERIOD        1,288,231    1,018,839     5,490,831    5,517,989    2,250,361    2,348,488
                                        ----------   ----------   -----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $1,107,756   $1,288,231   $ 5,131,453   $5,490,831   $2,384,795   $2,250,361
                                        ==========   ==========   ===========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                90,610       83,017       446,495      496,240       96,604      115,960
         Units issued                       12,264       24,672        22,953       49,938        3,633       14,208
         Units redeemed                    (30,590)     (17,079)     (119,036)     (99,683)     (24,878)     (33,564)
                                        ----------   ----------   -----------   ----------   ----------   ----------
   Units outstanding at end of period       72,284       90,610       350,412      446,495       75,359       96,604
                                        ==========   ==========   ===========   ==========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------

                                             The Universal             The Universal             The Universal
                                             Institutional             Institutional             Institutional
                                              Funds, Inc.               Funds, Inc.               Funds, Inc.
                                              (Class II)                (Class II)                 (Class II)
                                              Sub-Account               Sub-Account               Sub-Account
                                        -----------------------   -----------------------   -----------------------
                                            Van Kampen UIF            Van Kampen UIF
                                                Emerging                  Emerging               Van Kampen UIF
                                              Markets Debt             Markets Equity              Equity and
                                               (Class II)                (Class II)             Income (Class II)
                                        -----------------------   -----------------------   -----------------------
                                           2006         2005         2006         2005         2006         2005
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  389,488   $  238,345   $  (12,263)  $  (11,172)  $  (27,423)  $  (36,641)
Net realized gains (losses)                115,794       78,365       92,942       44,392      265,152       70,066
Change in unrealized gains (losses)        (28,536)      96,070      346,352      243,366      384,190      233,571
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                         476,746      412,780      427,031      276,586      621,919      266,996
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                   604,277    1,359,778       85,504      165,405      603,266    2,350,100
Benefit payments                           (18,375)     (42,954)        (890)      (6,680)    (103,945)     (73,495)
Payments on termination                   (640,722)     (50,326)     (40,007)     (11,516)    (781,956)     (80,558)
Contract Maintenance Charge                (20,542)     (14,375)      (7,343)      (4,726)     (18,027)      (9,484)
Transfers among the sub-accounts
   and with the Fixed Account - net        113,057      541,685       44,883      (38,791)     313,804      674,194
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions               37,695    1,793,808       82,147      103,692       13,142    2,860,757
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS          514,441    2,206,588      509,178      380,278      635,061    3,127,753
NET ASSETS AT BEGINNING OF PERIOD        4,819,986    2,613,398    1,147,888      767,610    5,241,461    2,113,708
                                        ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $5,334,427   $4,819,986   $1,657,066   $1,147,888   $5,876,522   $5,241,461
                                        ==========   ==========   ==========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               296,493      179,468       48,380       42,573      426,691      175,586
         Units issued                       82,288      158,027        8,108       26,996      103,154      339,005
         Units redeemed                    (78,995)     (41,002)      (4,678)     (21,189)     (93,209)     (87,900)
                                        ----------   ----------   ----------   ----------   ----------   ----------
   Units outstanding at end of period      299,786      296,493       51,810       48,380      436,636      426,691
                                        ==========   ==========   ==========   ==========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------

                                              The Universal            The Universal         The Universal
                                              Institutional            Institutional         Institutional
                                               Funds, Inc.              Funds, Inc.           Funds, Inc.
                                               (Class II)               (Class II)             (Class II)
                                               Sub-Account              Sub-Account           Sub-Account
                                        -----------------------   -----------------------   -----------------
                                                                      Van Kampen UIF
                                             Van Kampen UIF                Global            Van Kampen UIF
                                              Equity Growth              Franchise            Int'l Growth
                                                (Class II)               (Class II)         Equity (Class II)
                                        -----------------------   -----------------------   -----------------
                                           2006         2005         2006         2005           2006 (w)
                                        ----------   ----------   ----------   ----------   -----------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (23,310)  $  (15,341)  $  (14,985)  $  (68,478)       $    (3)
Net realized gains (losses)                 65,722       14,001      341,975       56,185            326
Change in unrealized gains (losses)         (9,807)     170,874      983,594      440,402          3,244
                                        ----------   ----------   ----------   ----------        -------
Increase (decrease) in net assets
   from operations                          32,605      169,534    1,310,584      428,109          3,567
                                        ----------   ----------   ----------   ----------        -------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    24,518      220,720    1,211,180    1,914,351         70,948
Benefit payments                           (28,474)      (5,058)     (25,951)     (37,114)            --
Payments on termination                   (217,884)     (41,942)    (612,640)     (53,874)            --
Contract Maintenance Charge                 (3,780)      (3,819)     (24,899)     (12,609)            --
Transfers among the sub-accounts
   and with the Fixed Account - net         80,514       75,592      869,468      811,135         (5,366)
                                        ----------   ----------   ----------   ----------        -------
Increase (decrease) in net assets
   from contract transactions             (145,106)     245,493    1,417,158    2,621,889         65,582
                                        ----------   ----------   ----------   ----------        -------
INCREASE (DECREASE) IN NET ASSETS         (112,501)     415,027    2,727,742    3,049,998         69,149
NET ASSETS AT BEGINNING OF PERIOD        1,421,211    1,006,184    5,615,768    2,565,770             --
                                        ----------   ----------   ----------   ----------        -------
NET ASSETS AT END OF PERIOD             $1,308,710   $1,421,211   $8,343,510   $5,615,768        $69,149
                                        ==========   ==========   ==========   ==========        =======
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               109,141       86,056      421,462      206,241             --
         Units issued                       20,539       45,483      184,950      305,740          7,000
         Units redeemed                    (30,436)     (22,398)     (65,787)     (90,519)          (559)
                                        ----------   ----------   ----------   ----------        -------
   Units outstanding at end of period       99,244      109,141      540,625      421,462          6,441
                                        ==========   ==========   ==========   ==========        =======

(w) For the period beginning May 1, 2006, and ended December 31, 2006

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------

                                             The Universal             The Universal             The Universal
                                             Institutional             Institutional             Institutional
                                              Funds, Inc.               Funds, Inc.               Funds, Inc.
                                              (Class II)                (Class II)                 (Class II)
                                              Sub-Account               Sub-Account               Sub-Account
                                        -----------------------   -----------------------   -----------------------
                                            Van Kampen UIF            Van Kampen UIF             Van Kampen UIF
                                             Mid Cap Growth            Small Company              U.S. Mid Cap
                                               (Class II)            Growth (Class II)          Value (Class II)
                                        -----------------------   -----------------------   -----------------------
                                           2006         2005         2006         2005         2006         2005
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (45,795)  $  (31,204)  $  (37,038)  $  (30,350)  $  (94,921)  $  (65,784)
Net realized gains (losses)                275,240       33,544      234,034       44,357    1,032,655      146,584
Change in unrealized gains (losses)         38,613      291,257       28,530      195,694      299,129      443,025
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                         268,058      293,597      225,526      209,701    1,236,863      523,825
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                 1,208,586      330,992      117,245      343,870    1,358,493    1,157,553
Benefit payments                            (3,434)     (10,391)     (11,033)      (9,695)     (62,836)      (7,119)
Payments on termination                   (484,994)     (24,332)    (148,464)     (68,808)    (975,910)     (99,992)
Contract Maintenance Charge                (10,907)      (9,674)      (8,829)      (8,656)     (26,027)     (20,211)
Transfers among the sub-accounts
   and with the Fixed Account - net        521,359      174,110        8,393       (7,380)     347,892      250,044
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions            1,230,610      460,705      (42,688)     249,331      641,612    1,280,275
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS        1,498,668      754,302      182,838      459,032    1,878,475    1,804,100
NET ASSETS AT BEGINNING OF PERIOD        2,286,510    1,532,208    2,167,226    1,708,194    5,775,792    3,971,692
                                        ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $3,785,178   $2,286,510   $2,350,064   $2,167,226   $7,654,267   $5,775,792
                                        ==========   ==========   ==========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               126,789       98,011      124,330      107,308      393,092      290,411
         Units issued                      209,491       71,969       18,904       34,170      182,632      182,714
         Units redeemed                    (57,452)     (43,191)     (18,883)     (17,148)    (113,459)     (80,033)
                                        ----------   ----------   ----------   ----------   ----------   ----------
   Units outstanding at end of period      278,828      126,789      124,351      124,330      462,265      393,092
                                        ==========   ==========   ==========   ==========   ==========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------

                                                The Universal
                                                Institutional           Van Kampen Life         Van Kampen Life
                                                 Funds, Inc.              Investment               Investment
                                                 (Class II)                  Trust                   Trust
                                                 Sub-Account              Sub-Account              Sub-Account
                                        -------------------------   -----------------------   -------------------
                                               Van Kampen UIF
                                                  U.S. Real
                                              Estate (Class II)          LIT Comstock            LIT Government
                                        -------------------------   -----------------------   -------------------
                                            2006          2005         2006         2005        2006       2005
                                        -----------   -----------   ----------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (62,490)  $   (29,414)  $   11,806   $  (11,514)  $ 18,089   $ 14,604
Net realized gains (losses)               1,556,144       480,032      599,229      328,289     (3,725)      (833)
Change in unrealized gains (losses)       2,095,524       982,259      265,521     (122,984)    (4,380)    (1,127)
                                        -----------   -----------   ----------   ----------   --------   --------
Increase (decrease) in net assets
   from operations                        3,589,178     1,432,877      876,556      193,791      9,984     12,644
                                        -----------   -----------   ----------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    874,908     2,935,892       36,666      181,279      2,663     16,549
Benefit payments                            (84,437)      (58,297)     (36,237)     (56,357)        --         --
Payments on termination                  (1,114,438)     (275,248)    (739,345)    (619,495)   (38,207)   (68,342)
Contract Maintenance Charge                 (44,807)      (27,305)      (2,728)      (2,841)      (237)      (297)
Transfers among the sub-accounts
   and with the Fixed Account - net        (827,381)      260,925     (209,071)     873,548      9,035     66,115
                                        -----------   -----------   ----------   ----------   --------   --------
Increase (decrease) in net assets
   from contract transactions            (1,196,155)    2,835,967     (950,715)     376,134    (26,746)    14,025
                                        -----------   -----------   ----------   ----------   --------   --------
INCREASE (DECREASE) IN NET ASSETS         2,393,023     4,268,844      (74,159)     569,925    (16,762)    26,669
NET ASSETS AT BEGINNING OF PERIOD        10,277,276     6,008,432    6,580,939    6,011,014    565,465    538,796
                                        -----------   -----------   ----------   ----------   --------   --------
NET ASSETS AT END OF PERIOD             $12,670,299   $10,277,276   $6,506,780   $6,580,939   $548,703   $565,465
                                        ===========   ===========   ==========   ==========   ========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                                468,958       315,183      503,013      472,605     50,277     48,986
         Units issued                        84,041       256,793       43,157      118,716      5,129     10,148
         Units redeemed                    (124,879)     (103,018)    (114,093)     (88,308)    (7,604)    (8,857)
                                        -----------   -----------   ----------   ----------   --------   --------
   Units outstanding at end of period       428,120       468,958      432,077      503,013     47,802     50,277
                                        ===========   ===========   ==========   ==========   ========   ========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------

                                            Van Kampen Life           Van Kampen Life           Van Kampen Life
                                              Investment                Investment                 Investment
                                                 Trust                     Trust                Trust (Class II)
                                              Sub-Account               Sub-Account               Sub-Account
                                        -----------------------   -----------------------   -----------------------
                                               LIT Money                                     LIT Aggressive Growth
                                                 Market             Strat Growth I (ad)            (Class II)
                                        -----------------------   -----------------------   -----------------------
                                           2006         2005         2006         2005         2006         2005
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   61,735   $   27,718   $  (32,341)  $  (28,210)  $  (30,446)  $  (27,489)
Net realized gains (losses)                     --           --     (195,593)    (180,013)     209,634       35,738
Change in unrealized gains (losses)             --           --      259,347      365,879     (112,370)     148,585
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from operations                          61,735       27,718       31,413      157,656       66,818      156,834
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    50,123           --        5,131       48,281      105,936      136,885
Benefit payments                            (1,669)          --      (11,948)      (8,566)     (11,024)     (14,269)
Payments on termination                   (164,236)     (82,748)    (327,120)    (293,324)    (184,780)     (45,877)
Contract Maintenance Charge                   (575)        (659)      (1,413)      (1,724)      (7,414)      (7,871)
Transfers among the sub-accounts
   and with the Fixed Account - net        140,968     (128,757)     (96,147)      36,438      (81,743)    (139,089)
                                        ----------   ----------   ----------   ----------   ----------   ----------
Increase (decrease) in net assets
   from contract transactions               24,611     (212,164)    (431,497)    (218,895)    (179,025)     (70,221)
                                        ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS           86,346     (184,446)    (400,084)     (61,239)    (112,207)      86,613
NET ASSETS AT BEGINNING OF PERIOD        1,863,442    2,047,888    2,612,754    2,673,993    1,876,311    1,789,698
                                        ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF PERIOD             $1,949,788   $1,863,442   $2,212,670   $2,612,754   $1,764,104   $1,876,311
                                        ==========   ==========   ==========   ==========   ==========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               179,125      199,637      321,353      334,848      139,358      145,512
         Units issued                      107,279       64,504       19,607       40,073       15,774       25,608
         Units redeemed                   (104,669)     (85,016)     (60,751)     (53,568)     (28,521)     (31,762)
                                        ----------   ----------   ----------   ----------   ----------   ----------
   Units outstanding at end of period      181,735      179,125      280,209      321,353      126,611      139,358
                                        ==========   ==========   ==========   ==========   ==========   ==========

(ad) Previously known as LIT Emerging Growth

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------

                                              Van Kampen Life             Van Kampen Life           Van Kampen Life
                                                Investment                  Investment                 Investment
                                             Trust (Class II)            Trust (Class II)           Trust (Class II)
                                                Sub-Account                 Sub-Account               Sub-Account
                                        -------------------------   -------------------------   ------------------------
                                               LIT Comstock               LIT Growth and               LIT Money
                                                 (Class II)              Income (Class II)          Market (Class II)
                                        -------------------------   -------------------------   ------------------------
                                           2006          2005           2006         2005          2006          2005
                                        -----------   -----------   -----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $   (84,137)  $  (137,328)  $   (96,247)  $   (79,159)  $   238,022   $   74,512
Net realized gains (losses)               2,013,110       615,541     1,219,872       298,751            --           --
Change in unrealized gains (losses)       1,289,717       114,595       899,852       577,306            --           --
                                        -----------   -----------   -----------   -----------   -----------   ----------
Increase (decrease) in net assets
   from operations                        3,218,690       592,808     2,023,477       796,898       238,022       74,512
                                        -----------   -----------   -----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                  2,211,858     5,338,442     2,571,098     2,937,050       556,535    2,843,518
Benefit payments                           (129,952)      (86,002)     (143,264)     (122,762)      (60,763)          --
Payments on termination                  (3,586,590)     (400,370)   (1,669,776)     (289,392)   (1,095,900)    (315,433)
Contract Maintenance Charge                 (76,977)      (52,763)      (54,118)      (38,364)      (39,749)     (27,547)
Transfers among the sub-accounts
   and with the Fixed Account - net         715,381     1,576,819       282,883     1,106,105       794,405      843,079
                                        -----------   -----------   -----------   -----------   -----------   ----------
Increase (decrease) in net assets
   from contract transactions              (866,280)    6,376,126       986,823     3,592,637       154,528    3,343,617
                                        -----------   -----------   -----------   -----------   -----------   ----------
INCREASE (DECREASE) IN NET ASSETS         2,352,410     6,968,934     3,010,300     4,389,535       392,550    3,418,129
NET ASSETS AT BEGINNING OF PERIOD        21,615,455    14,646,521    12,452,044     8,062,509     8,905,085    5,486,956
                                        -----------   -----------   -----------   -----------   -----------   ----------
NET ASSETS AT END OF PERIOD             $23,967,865   $21,615,455   $15,462,344   $12,452,044   $ 9,297,635   $8,905,085
                                        ===========   ===========   ===========   ===========   ===========   ==========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                              1,621,871     1,092,918       803,748       553,156       890,732      553,962
         Units issued                       388,908       887,040       283,277       348,730       225,598      503,058
         Units redeemed                    (400,054)     (358,087)     (198,959)      (98,138)     (210,082)    (166,288)
                                        -----------   -----------   -----------   -----------   -----------   ----------
   Units outstanding at end of period     1,610,725     1,621,871       888,066       803,748       906,248      890,732
                                        ===========   ===========   ===========   ===========   ===========   ==========

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------

                                            Van Kampen Life
                                              Investment              Wells Fargo          Wells Fargo
                                           Trust (Class II)         Variable Trust        Variable Trust
                                              Sub-Account             Sub-Account          Sub-Account
                                        -----------------------   -------------------   -------------------
                                                                       Wells Fargo          Wells Fargo
                                                                    Advantage Asset          Advantage
                                          Strat Growth II (ae)      Allocation (af)      Equity Income (ag)
                                        -----------------------   -------------------   -------------------
                                           2006         2005        2006       2005       2006       2005
                                        ----------   ----------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (59,693)  $  (52,098)  $  6,534   $  4,978   $  1,536   $    677
Net realized gains (losses)                134,403       26,396     20,952     19,439      6,604      2,126
Change in unrealized gains (losses)        (45,595)     254,156     38,658     (2,959)    61,086     10,900
                                        ----------   ----------   --------   --------   --------   --------
Increase (decrease) in net assets
   from operations                          29,115      228,454     66,144     21,458     69,226     13,703
                                        ----------   ----------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                   348,527      614,736         --      2,979          2      2,356
Benefit payments                               (97)     (16,610)   (32,358)        --         --         --
Payments on termination                   (647,952)     (75,524)   (37,452)   (40,537)   (25,797)    (9,057)
Contract Maintenance Charge                (11,944)     (10,598)      (443)      (475)      (160)      (153)
Transfers among the sub-accounts
   and with the Fixed Account - net        (79,199)      74,594     35,563     18,196    125,284     15,516
                                        ----------   ----------   --------   --------   --------   --------
Increase (decrease) in net assets
   from contract transactions             (390,665)     586,598    (34,690)   (19,837)    99,329      8,662
                                        ----------   ----------   --------   --------   --------   --------
INCREASE (DECREASE) IN NET ASSETS         (361,550)     815,052     31,454      1,621    168,555     22,365
NET ASSETS AT BEGINNING OF PERIOD        3,765,715    2,950,663    613,269    611,648    344,956    322,591
                                        ----------   ----------   --------   --------   --------   --------
NET ASSETS AT END OF PERIOD             $3,404,165   $3,765,715   $644,723   $613,269   $513,511   $344,956
                                        ==========   ==========   ========   ========   ========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               315,988      270,451     57,390     59,351     31,219     30,383
         Units issued                       47,803       82,261      8,480      3,905     10,761      3,392
         Units redeemed                    (87,925)     (36,724)   (11,393)    (5,866)    (2,287)    (2,556)
                                        ----------   ----------   --------   --------   --------   --------
   Units outstanding at end of period      275,866      315,988     54,477     57,390     39,693     31,219
                                        ==========   ==========   ========   ========   ========   ========

(ae) Previously known as LIT Emerging Growth (Class II)
(af) Previously known as Wells Fargo VT Advantage Asset Allocation
(ag) Previously known as Wells Fargo VT Advantage Equity Income

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
------------------------------------------------------------
                                             Wells Fargo
                                           Variable Trust
                                             Sub-Account
                                        --------------------
                                             Wells Fargo
                                          Advantage Large
                                         Company Core (ah)
                                        --------------------
                                          2006        2005
                                        ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)            $  (2,541)  $ (2,670)
Net realized gains (losses)                 4,235      1,616
Change in unrealized gains (losses)        64,119     (9,779)
                                        ---------   --------
Increase (decrease) in net assets
   from operations                         65,813    (10,833)
                                        ---------   --------
INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                       --     14,000
Benefit payments                               --         --
Payments on termination                   (14,720)   (10,045)
Contract Maintenance Charge                   (77)       (88)
Transfers among the sub-accounts
   and with the Fixed Account - net       (17,494)   108,239
                                        ---------   --------
Increase (decrease) in net assets
   from contract transactions             (32,291)   112,106
                                        ---------   --------
INCREASE (DECREASE) IN NET ASSETS          33,522    101,273
NET ASSETS AT BEGINNING OF PERIOD         487,823    386,550
                                        ---------   --------
NET ASSETS AT END OF PERIOD             $ 521,345   $487,823
                                        =========   ========
UNITS OUTSTANDING
   Units outstanding at beginning of
      period                               73,183     55,986
         Units issued                         221     20,128
         Units redeemed                    (4,922)    (2,931)
                                        ---------   --------
   Units outstanding at end of period      68,482     73,183
                                        =========   ========

(ah) Previously known as Wells Fargo VT Advantage Large Company Core

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Allstate Life of New York Separate Account A (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company of New York ("Allstate New York"). The assets of the Account are legally segregated from those of Allstate New York. Allstate New York is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     On June 1, 2006, Allstate New York completed the disposal of substantially all of its variable annuity business through a combination of coinsurance and modified coinsurance reinsurance, and administrative services agreements with subsidiaries of Prudential Financial, Inc ("Prudential"). Subsequent to a transition period, Prudential will be responsible for servicing the individual annuity contracts, including those of the Account. The reinsurance agreements do not extinguish Allstate New York's contractual obligations to the contractholders. Allstate New York continues to be responsible for all contract terms and conditions. The obligations of Prudential under the reinsurance and services agreements are to Allstate New York.

     Allstate New York issues twenty-two variable annuity contracts. These contracts are: the AIM Lifetime Plus(sm) ("Lifetime Plus") - (C), the AIM Lifetime Plus(sm) II ("Lifetime Plus II") - (C), the AIM Lifetime Enhanced Choice ("Enhanced Choice"), the AIM Lifetime America Series ("America Series"), the Scudder Horizon Advantage ("Scudder") - (C), the Putnam Allstate Advisor ("Putnam") - (C), the Putnam Allstate Advisor Plus ("Putnam Plus") - (C), the Putnam Allstate Advisor Preferred ("Putnam Preferred") - (C), the Allstate Custom Portfolio ("Custom") - (C), the AFA SelectDirections ("SelectDirections"), the Allstate Provider ("Provider") -
     (C), the Provider Ultra ("Ultra") - (C), the Allstate Advisor ("Advisor"), the Allstate Advisor Plus ("Advisor Plus"), the Allstate Advisor Preferred ("Advisor Preferred"), Allstate Variable Annuity II - (C), Allstate Variable Annuity 3 Asset Manager - (C), Allstate Variable Annuity 3 - (C), the Preferred Client Variable Annuity, the Morgan Stanley Advisor, the Advisor Preferred, and the Allstate Variable Annuity I - (C) (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. Products marked with a "(C)" are closed to new contractholders but continue to accept deposits from existing contractholders. Absent any contract provisions wherein Allstate New York contractually guarantees either a minimum return or account value upon death, a specified contract anniversary date, or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

     AIM VARIABLE INSURANCE FUNDS             AIM VARIABLE INSURANCE FUNDS
           AIM V. I. Aggressive Growth           (CONTINUED)
              (Merged into AIM V. I.                AIM V. I. Government
              Capital Appreciation on                  Securities
              May 1, 2006)                          AIM V. I. Growth (Merged
           AIM V. I. Basic Balanced                    into AIM V. I. Capital
           AIM V. I. Basic Value                       Appreciation on
           AIM V. I. Blue Chip (Merged into            May 1, 2006)
              AIM V. I. Large Cap Growth on         AIM V. I. High Yield
              June 12, 2006)                        AIM V. I. International
           AIM V. I. Capital Appreciation              Growth
           AIM V. I. Capital Development            AIM V. I. Large Cap Growth
           AIM V. I. Core Equity (Merged            AIM V. I. Mid Cap Core
              into AIM V. I. Premier Equity            Equity
              on May 1, 2006)                       AIM V. I. Money Market
           AIM V. I. Demographic Trends             AIM V. I. Premier Equity
              (Merged into AIM V. I.                AIM V. I. Technology
              Capital Appreciation on               AIM V. I. Utilities
              May 1, 2006)                    AIM VARIABLE INSURANCE FUNDS
           AIM V. I. Diversified Income          SERIES II
                                                    AIM V. I. Aggressive Growth
                                                       II (Merged into AIM V. I.
                                                       Capital Appreciation II
                                                       on May 1, 2006)
                                                    AIM V. I. Basic Balanced II
                                                    AIM V. I. Basic Value II

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     AIM VARIABLE INSURANCE FUNDS SERIES II   DWS VARIABLE INVESTMENT SERIES I
        (CONTINUED)                              (CONTINUED)
           AIM V. I. Blue Chip II (Merged           DWS VIP Growth and Income A
              into AIM V. I. Large Cap                 (Previously known as
              Growth II on June 12, 2006)              Growth and Income)
           AIM V. I. Capital                        DWS VIP International
              Appreciation II                          (Previously known as
           AIM V. I. Capital Development II            International)
           AIM V. I. Core Equity II (Merged         DWS VIP Money Market A
              into AIM V. I. Premier Equity            (Previously known as
              II on May 1, 2006)                       Money Market. Merged into
           AIM V. I. Demographic Trends II             Money Market A II on
              (Merged into AIM V. I.                   November 3, 2006)
              Capital Appreciation II on      DWS VARIABLE INVESTMENT SERIES II
              May 1, 2006)                       (PREVIOUSLY KNOWN
           AIM V. I. Diversified Income II        AS SCUDDER VARIABLE
           AIM V. I. Government                   SERIES II)
              Securities II                         DWS VIP Balanced A
           AIM V. I. Growth II (Merged into            (Previously known as
              AIM V. I. Capital                        Total Return)
              Appreciation II on                    DWS VIP Money Market A II
              May 1, 2006)                          DWS VIP Small Cap Growth A
           AIM V. I. High Yield II                     (Previously known as
           AIM V. I. International                     Small Cap Growth)
              Growth II                       FIDELITY VARIABLE INSURANCE
           AIM V. I. Large Cap Growth II         PRODUCTS FUND
           AIM V. I. Mid Cap Core Equity II         VIP Contrafund
           AIM V. I. Money Market II                VIP Equity-Income
           AIM V. I. Premier Equity II              VIP Growth
           AIM V. I. Technology II                  VIP Growth Opportunities
           AIM V. I. Utilities II                   VIP High Income
     ALLIANCEBERNSTEIN VARIABLE PRODUCT             VIP Index 500
        SERIES FUND                                 VIP Investment Grade Bond
           AllianceBernstein Growth                 VIP Overseas
           AllianceBernstein                  FIDELITY VARIABLE INSURANCE
              Growth & Income                    PRODUCTS FUND (SERVICE CLASS 2)
           AllianceBernstein International          VIP Contrafund (Service
              Value                                    Class 2)
           AllianceBernstein Large Cap              VIP Freedom 2010 Portfolio
              Growth                                   (Service Class 2)
           AllianceBernstein Small/Mid                 (Started on May 1, 2006)
              Cap Value                             VIP Freedom 2020 Portfolio
           AllianceBernstein Utility Income            (Service Class 2)
           AllianceBernstein Value                     (Started on May 1, 2006)
     DELAWARE GROUP PREMIUM FUND, INC.              VIP Freedom 2030 Portfolio
           Delaware VIP GP Small Cap Value             (Service Class 2)
           Delaware VIP GP Trend                       (Started on May 1, 2006)
     DREYFUS SOCIALLY RESPONSIBLE GROWTH            VIP Freedom Growth Stock
        FUND, INC.                                     Portfolio (Service
           Dreyfus Socially Responsible                Class 2)
              Growth Fund                              (Started on May 1, 2006)
     DREYFUS STOCK INDEX FUND                       VIP Freedom Income Portfolio
           Dreyfus Stock Index Fund                    (Service Class 2)
     DREYFUS VARIABLE INVESTMENT FUND                  (Started on May 1, 2006)
           VIF Capital Appreciation                 VIP Growth & Income
           VIF Growth & Income *                       (Service Class 2)
           VIF Money Market                         VIP High Income
     DWS VARIABLE INVESTMENT SERIES I                  (Service Class 2)
        (PREVIOUSLY KNOWN AS SCUDDER                VIP Index 500
        VARIABLE SERIES I)                             (Service Class 2)
           DWS VIP Bond A (Previously known         VIP Mid Cap
              as Bond)                                 (Service Class 2)
           DWS VIP Capital Growth A                 VIP Money Market
              (Previously known as Capital             (Service Class 2)
              Growth)                         FRANKLIN TEMPLETON VARIABLE
           DWS VIP Global Opportunities*         INSURANCE PRODUCTS TRUST
              (Previously known as Global           Franklin Flex Cap Growth
              Discovery)                               Securities
                                                    Franklin Growth and Income
                                                       Securities
                                                    Franklin High Income Sec 2
                                                       (Previously known as
                                                       Franklin High Income)
                                                    Franklin Income Securities
                                                    Franklin Large Cap Growth
                                                       Securities
                                                    Franklin Small Cap Value
                                                       Securities
                                                    Franklin Small Mid-Cap
                                                       Growth Securities*
                                                    Franklin U.S. Government
                                                    Mutual Discovery
                                                    Mutual Shares Securities

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     FRANKLIN TEMPLETON VARIABLE INSURANCE    MORGAN STANLEY VARIABLE INVESTMENT
        PRODUCTS TRUST (CONTINUED)               SERIES (CLASS Y SHARES)
           Templeton Asset Strategy              (CONTINUED)
           Templeton Developing Markets             Quality Income Plus (Class Y
              Securities                               Shares)
           Templeton Foreign Securities             S&P 500 Index (Class Y
     GOLDMAN SACHS VARIABLE INSURANCE TRUST            Shares)
           VIT Growth and Income                    Strategist (Class Y Shares)
           VIT Mid Cap Value                        Utilities (Class Y Shares)
           VIT Structured Small Cap Equity    OPPENHEIMER VARIABLE ACCOUNT FUNDS
              Fund (Previously known as VIT         Oppenheimer Capital
              CORE Small Cap Equity)                   Appreciation
           VIT Structured U.S. Equity Fund          Oppenheimer Core Bond
              (Previously known as VIT CORE         Oppenheimer Global
              U.S. Equity)                             Securities
     LORD ABBETT SERIES FUND                        Oppenheimer High Income
           All Value                                Oppenheimer Main Street
           Bond-Debenture                           Oppenheimer Main Street
           Growth and Income                           Small Appreciation
           Growth Opportunities                     Oppenheimer MidCap Fund
           Mid-Cap Value                               (Previously known as
     MFS VARIABLE INSURANCE TRUST                      Oppenheimer Aggressive
           MFS Emerging Growth *                       Growth)
           MFS High Income                          Oppenheimer Strategic Bond
           MFS Investors Trust                OPPENHEIMER VARIABLE ACCOUNT FUNDS
           MFS New Discovery                     (SERVICE CLASS ("SC"))
           MFS Research Bond                        Oppenheimer Balanced (SC)
     MORGAN STANLEY VARIABLE INVESTMENT             Oppenheimer Capital
        SERIES                                         Appreciation (SC)
           Aggressive Equity                        Oppenheimer Core Bond (SC)
           Dividend Growth                          Oppenheimer Global
           Equity                                      Securities (SC)
           European Growth                          Oppenheimer High Income (SC)
           Global Advantage                         Oppenheimer Main Street (SC)
           Global Dividend Growth                   Oppenheimer Main Street
           High Yield                                  SmallCap Growth (SC)
           Income Builder                           Oppenheimer MidCap Fund (SC)
           Information (Closed on June 23,             (Previously known as
              2006)                                    Oppenheimer Aggressive
           Limited Duration                            Growth (SC))
           Money Market                             Oppenheimer Strategic Bond
           Quality Income Plus                         (SC)
           S&P 500 Index                      PIMCO VARIABLE INSURANCE TRUST
           Strategist                               PIMCO VIT Commodity Real
           Utilities                                   Return Strategy
     MORGAN STANLEY VARIABLE INVESTMENT             PIMCO VIT Emerging Markets
        SERIES (CLASS Y SHARES)                        Bond (Admin Shares)
           Aggressive Equity (Class Y               PIMCO VIT Real Return
              Shares)                                  (Advisor Shares)
           Dividend Growth (Class Y Shares)         PIMCO VIT Total Return
           Equity (Class Y Shares)                     (Advisor Shared)
           European Growth (Class Y Shares)   PUTNAM VARIABLE TRUST
           Global Advantage (Class Y                VT American Government
              Shares)                                  Income
           Global Dividend Growth (Class Y          VT Capital Appreciation
              Shares)                               VT Capital Opportunities
           High Yield (Class Y Shares)              VT Discovery Growth
           Income Builder (Class Y Shares)          VT Diversified Income
           Information (Class Y Shares)             VT Equity Income
              (Closed on June 23, 2006)             VT The George Putnam Fund of
           Limited Duration (Class Y                   Boston
              Shares)                               VT Global Asset Allocation
           Money Market (Class Y Shares)            VT Global Equity
                                                    VT Growth and Income
                                                    VT Growth Opportunities
                                                    VT Health Sciences
                                                    VT High Yield
                                                    VT Income
                                                    VT International Equity
                                                    VT International Growth and
                                                       Income
                                                    VT International New
                                                       Opportunities
                                                    VT Investors
                                                    VT Mid Cap Value

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     PUTNAM VARIABLE TRUST (CONTINUED)        THE UNIVERSAL INSTITUTIONAL FUNDS,
           VT Money Market                       INC. (CLASS II) (CONTINUED)
           VT New Opportunities                     Van Kampen UIF Int'l Growth
           VT New Value                                Equity (Class II)
           VT OTC & Emerging Growth                 Van Kampen UIF Mid Cap
           VT Research                                 Growth (Class II)
           VT Small Cap Value                       Van Kampen UIF Small Company
           VT Utilities Growth and Income              Growth (Class II)
           VT Vista                                 Van Kampen UIF U.S. Mid Cap
           VT Voyager                                  Value (Class II)
     SCUDDER VARIABLE SERIES I                      Van Kampen UIF U.S. Real
           21st Century Growth (Merged into            Estate (Class II)
              Small Cap Growth on             VAN KAMPEN LIFE INVESTMENT TRUST
              April 29, 2005)                       LIT Comstock
           Balanced (Merged into Total              LIT Government
              Return on April 29, 2005)             LIT Money Market
     SCUDDER VARIABLE SERIES II                     Strat Growth I (Previously
           Growth (Merged into Capital                 known as LIT Emerging
              Growth on April 29, 2005)                Growth)
     THE UNIVERSAL INSTITUTIONAL FUNDS,       VAN KAMPEN LIFE INVESTMENT TRUST
        INC.                                     (CLASS II)
           Van Kampen UIF Emerging Markets          LIT Aggressive Growth
              Equity                                   (Class II)
           Van Kampen UIF Equity Growth             LIT Comstock (Class II)
           Van Kampen UIF International             LIT Growth and Income
              Magnum                                   (Class II)
           Van Kampen UIF Mid Cap Growth            LIT Money Market (Class II)
           Van Kampen UIF U.S. Mid Cap              Strat Growth II (Previously
              Value                                    known as LIT Emerging
           Van Kampen UIF U.S. Real Estate             Growth (Class II))
     THE UNIVERSAL INSTITUTIONAL FUNDS,       WELLS FARGO VARIABLE TRUST
        INC. (CLASS II)                             Wells Fargo Advantage Asset
           Van Kampen UIF Emerging Markets             Allocation (Previously
              Debt (Class II)                          known as Wells Fargo VT
           Van Kampen UIF Emerging Markets             Advantage Asset
              Equity (Class II)                        Allocation)
           Van Kampen UIF Equity and Income         Wells Fargo Advantage Equity
              (Class II)                               Income (Previously known
           Van Kampen UIF Equity Growth                as Wells Fargo VT
              (Class II)                               Advantage Equity Income)
           Van Kampen UIF Global Franchise          Wells Fargo Advantage Large
              (Class II)                               Company Core (Previously
                                                       known as Wells Fargo VT
                                                       Advantage Large Company
                                                       Growth)

     * Fund was available, but no net assets as of December 31, 2006.

     The net assets are affected by the investment results of each fund, transactions by contractholders and certain contract expenses (see Note 3). The accompanying financial statements include only contractholders' purchase payments applicable to the variable portions of their contracts and exclude any purchase payments directed by the contractholders to the fixed account ("Fixed Account") in which the contractholders earn a fixed rate of return.

     A contractholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on net asset values of the Funds, which value their investment securities at fair value. The difference between cost and current market prices of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     DIVIDENDS - Dividends declared by the Funds are recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Distributions of net realized gains earned by the Funds are recorded on the Funds' ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Allstate New York. Allstate New York is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No federal income taxes are allocable to the Account, as the Account did not generate taxable income.

     USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

     PENDING ACCOUNTING STANDARD - In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") which redefines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The effects of adoption will be determined by the types of instruments carried at fair value in the Account's financial statements at the time of adoption as well as the method utilized to determine their fair values prior to adoption. Based on the Account's current use of fair value measurements, SFAS No. 157 is not expected to have a material effect on the financial statements of the Account.

3.   EXPENSES

     WITHDRAWAL CHARGE - In the event of withdrawal of the account value during a specified period, a withdrawal charge may be imposed. Except for the Scudder Horizon Advantage which does not have a withdrawal charge, the withdrawal charge varies by contract and ranges from 2%-8.5% in the first year of the contract and declines to 0% in various years as defined in the contract. The amounts are included in payments on terminations but are remitted to Allstate New York.

     MORTALITY AND EXPENSE RISK CHARGE - Allstate New York assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a range from 0.40% to 2.10% per annum of daily net assets of the Account, based on the contract and rider options selected. The mortality and expense risk charge is recognized as a reduction in accumulation unit values. The mortality and expense risk charge covers insurance benefits available with the Contracts and certain expenses of the Contracts. It also covers the risk

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     that the current charges will not be sufficient in the future to cover the cost of administering the Contracts. Allstate New York guarantees that the amount of this charge will not increase over the lives of the Contracts. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge.

     ADMINISTRATIVE EXPENSE CHARGE - Allstate New York deducts administrative expense charges daily at a rate ranging from 0% to 0.30% per annum of the average daily net assets of the Account. The contract will specify which rate applies. The administrative expense charge is recognized as a reduction in accumulation unit values.

     CONTRACT MAINTENANCE CHARGE - Allstate New York deducts an annual maintenance charge at a rate ranging from $30 - $35 on each Contract anniversary and guarantees that this charge will not increase over the lives of the Contracts. This charge will be waived if certain conditions are met. The contract maintenance charge is recognized as redemption of units.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the year ended December 31, 2006 were as follows:

                                                                      Purchases
Investments in the AIM Variable Insurance Funds                      -----------
   Sub-Accounts:
      AIM V. I. Aggressive Growth (a)                                $     4,986
      AIM V. I. Basic Balanced                                           384,717
      AIM V. I. Basic Value                                              840,585
      AIM V. I. Blue Chip (b)                                            232,847
      AIM V. I. Capital Appreciation (a) (c) (d)                      10,623,236
      AIM V. I. Capital Development                                      459,282
      AIM V. I. Core Equity                                           15,893,216
      AIM V. I. Demographic Trends (c)                                   217,520
      AIM V. I. Diversified Income                                       809,260
      AIM V. I. Government Securities                                    418,453
      AIM V. I. Growth (d)                                               106,574
      AIM V. I. High Yield                                               694,767
      AIM V. I. International Growth                                   1,086,148
      AIM V. I. Mid Cap Core Equity                                      580,437
      AIM V. I. Money Market                                           1,581,742
      AIM V. I. Premier Equity (e)                                       269,754
      AIM V. I. Technology                                                37,095
      AIM V. I. Utilities                                                358,533
      AIM V. I. Large Cap Growth (b) (f)                               6,221,611

Investments in the AIM Variable Insurance Funds
   Series II Sub-Accounts:
      AIM V. I. Basic Balanced II                                         15,749
      AIM V. I. Basic Value II                                           105,361
      AIM V. I. Blue Chip II (h)                                           5,098
      AIM V. I. Capital Appreciation II (g) (i) (j)                      242,419
      AIM V. I. Capital Development II                                       419
      AIM V. I. Core Equity II (k)                                       403,567
      AIM V. I. Demographic Trends II (j)                                 10,294
      AIM V. I. Diversified Income II                                     51,472

(a) On May 1, 2006, AIM V. I. Aggressive Growth merged into AIM V. I Capital Appreciation
(b) On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap Growth
(c) On May 1, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(d) On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Capital Appreciation
(e) On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity
(f) For the period beginning June 12, 2006, and ending December 31, 2006
(g) On May 1, 2006, AIM V. I. Aggressive Growth II merged into AIM V. I. Capital Appreciation II
(h) On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(i) On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(j) On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II
(k) On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                       Purchases
                                                                       ---------
Investments in the AIM Variable Insurance Funds
   Series II Sub-Accounts (continued):
      AIM V. I. Government Securities II                                $  6,359
      AIM V. I. Growth II (i)                                                  6
      AIM V. I. High Yield II                                             15,048
      AIM V. I. International Growth II                                   11,018
      AIM V. I. Mid Cap Core Equity II                                   115,970
      AIM V. I. Money Market II                                          102,449
      AIM V. I. Premier Equity II                                         22,283
      AIM V. I. Utilities II                                               5,016
      AIM V. I. Large Cap Growth II (h) (f)                              335,913

Investments in the AllianceBernstein Variable Product
   Series Fund Sub-Accounts:
      AllianceBernstein Growth                                           306,839
      AllianceBernstein Growth & Income                                  511,198
      AllianceBernstein International Value                              512,906
      AllianceBernstein Large Cap Growth                                 260,660
      AllianceBernstein Small/Mid Cap Value                              425,408
      AllianceBernstein Utility Income                                    33,162
      AllianceBernstein Value                                             25,756

Investments in the Delaware Group Premium Fund, Inc.
   Sub-Accounts:
      Delaware VIP GP Small Cap Value                                    725,653
      Delaware VIP GP Trend                                               58,573

Investments in the Dreyfus Socially Responsible Growth
   Fund, Inc. Sub-Accounts:
      Dreyfus Socially Responsible Growth Fund                            11,475

Investments in the Dreyfus Stock Index Fund Sub-Accounts:
      Dreyfus Stock Index Fund                                           233,098

Investments in the Dreyfus Variable Investment Fund
   Sub-Accounts:
      VIF Capital Appreciation                                            39,809
      VIF Money Market                                                   489,526

Investments in the DWS Variable Series Investment I
   Sub-Accounts: (l)
      DWS VIP Bond A (m)                                                   1,719

(f) For the period beginning June 12, 2006, and ending December 31, 2006
(h) On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(i) On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(l) Previously known as Scudder Variable Series I Sub-Account
(m) Previously known as Bond

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                       Purchases
                                                                      ----------
Investments in the DWS Variable Investment Series I
   Sub-Accounts (continued):(l)
      DWS VIP Capital Growth A (n)                                    $       17
      DWS VIP Growth and Income A (o)                                         40
      DWS VIP International (q)                                               85
      DWS VIP Money Market A (r) (s)                                      65,164

Investments in the DWS Variable Investment Series II
   Sub-Accounts:(p)
      DWS VIP Money Market A II (s) (u)                                   72,122
      DWS VIP Small Cap Growth A (v)                                           0

Investments in the Fidelity Variable Insurance Products
   Fund Sub-Accounts:
      VIP Contrafund                                                   1,198,871
      VIP Equity-Income                                                  884,272
      VIP Growth                                                         530,318
      VIP Growth Opportunities                                            30,881
      VIP High Income                                                    152,101
      VIP Index 500                                                      196,677
      VIP Investment Grade Bond                                          289,541
      VIP Overseas                                                     1,003,912

Investments in the Fidelity Variable Insurance Products
   Fund (Service Class 2) Sub-Accounts:
      VIP Contrafund (Service Class II)                                2,555,147
      VIP Freedom 2010 Portfolio (Service Class II) (w)                  103,760
      VIP Freedom 2020 Portfolio (Service Class II) (w)                  170,388
      VIP Freedom 2030 Portfolio (Service Class II) (w)                  313,359
      VIP Freedom Growth Stock Portfolio (Service Class II) (w)           12,576
      VIP Freedom Income Portfolio (Service Class II) (w)                112,184
      VIP Growth & Income (Service Class II)                             131,266
      VIP High Income (Service Class II)                                 129,379
      VIP Index 500 (Service Class II) (w)                               372,451
      VIP Mid Cap (Service Class II)                                   1,185,035

(l) Previously known as Scudder Variable Series I Sub-Account
(n) Previously known as Capital Growth
(o) Previously known as Growth & Income
(p) Previously known as Scudder Variable Series II Sub-Account
(q) Previously known as International
(r) Previously known as Money Market
(s) On November 3, 2006, DWS Money Market A merged into DWS Money Market A II
(u) For the period beginning November 3, 2006 and ending December 31, 2006
(v) Previously known as Small Cap Growth
(w) For the period beginning May 1, 2006, and ending December 31, 2006

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                      Purchases
                                                                     -----------
Investments in the Fidelity Variable Insurance
   Products Fund (Service Class 2) Sub-Accounts (continued):
      VIP Money Market (Service Class II) (w)                        $    80,059

Investments in the Franklin Templeton Variable Insurance
   Products Trust Sub-Accounts:
      Franklin Flex Cap Growth Securities                                114,218
      Franklin Growth and Income Securities                            2,536,883
      Franklin High Income (x)                                            98,851
      Franklin Income Securities                                      10,989,317
      Franklin Large Cap Growth Securities                             8,311,111
      Franklin Small Cap Value Securities                              3,307,276
      Franklin U.S. Government                                         1,704,236
      Mutual Discovery                                                   585,996
      Mutual Shares Securities                                         5,535,012
      Templeton Asset Strategy                                           432,382
      Templeton Developing Markets Securities                          2,838,301
      Templeton Foreign Securities                                     8,564,929

Investments in the Goldman Sachs Variable Insurance Trust
   Sub-Accounts:
      VIT Growth and Income                                               24,149
      VIT Mid Cap Value                                                  143,101
      VIT Structured Small Cap Equity (y)                                226,817
      VIT Structured U.S. Equity Fund (z)                                102,797

Investments in the Lord Abbett Series Fund Sub-Accounts:
      All Value                                                          939,990
      Bond-Debenture                                                   3,788,513
      Growth and Income                                                2,108,409
      Growth Opportunities                                             1,651,573
      Mid-Cap Value                                                    3,425,696

Investments in the MFS Variable Insurance Trust Sub-Accounts:
      MFS High Income                                                     75,723
      MFS Investors Trust                                                 23,527
      MFS New Discovery                                                   44,833
      MFS Research Bond                                                  106,009

(w) For the period beginning May 1, 2006, and ending December 31, 2006
(x) Previously known as Franklin High Income
(y) Previously known as VIT CORE Small Cap Equity
(z) Previously known as VIT CORE U.S. Equity

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                       Purchases
                                                                      ----------
Investments in the Morgan Stanley Variable Investment
   Series Sub-Accounts:
      Aggressive Equity                                               $   66,406
      Dividend Growth                                                    742,995
      Equity                                                              66,662
      European Growth                                                    220,945
      Global Advantage                                                    25,170
      Global Dividend Growth                                             489,482
      High Yield                                                         105,348
      Income Builder                                                     158,341
      Information                                                         13,522
      Limited Duration                                                   324,865
      Money Market                                                     4,312,686
      Quality Income Plus                                                947,037
      S&P 500 Index                                                      545,725
      Strategist                                                       1,729,600
      Utilities                                                          343,649

Investments in the Morgan Stanley Variable Investment
   Series (Class Y Shares) Sub-Accounts:
      Aggressive Equity (Class Y Shares)                                  36,172
      Dividend Growth (Class Y Shares)                                    82,493
      Equity (Class Y Shares)                                            120,411
      European Growth (Class Y Shares)                                   109,940
      Global Advantage (Class Y Shares)                                    1,302
      Global Dividend Growth (Class Y Shares)                            177,705
      High Yield (Class Y Shares)                                        166,580
      Income Builder (Class Y Shares)                                     77,212
      Information (Class Y Shares) (aa)                                        7
      Limited Duration (Class Y Shares)                                  539,647
      Money Market (Class Y Shares) (aa)                               1,960,523
      Quality Income Plus (Class Y Shares)                               849,791
      S&P 500 Index (Class Y Shares)                                     312,211
      Strategist (Class Y Shares)                                        533,122
      Utilities (Class Y Shares)                                          33,292

Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
      Oppenheimer Capital Appreciation                                    36,841
      Oppenheimer Core Bond                                              225,244
      Oppenheimer Global Securities                                      174,612

(aa) For the period beginning January 1, 2006, and ending June 23, 2006

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                       Purchases
                                                                      ----------
Investments in the Oppenheimer Variable Account Funds
   Sub-Accounts (continued):
      Oppenheimer High Income                                         $  139,395
      Oppenheimer Main Street                                            220,124
      Oppenheimer Main Street Small Cap Growth                           334,475
      Oppenheimer MidCap Fund (ab)                                        32,670
      Oppenheimer Strategic Bond                                         324,505

Investments in the Oppenheimer Variable Account Funds (Service
   Class ("SC")) Sub-Accounts:
      Oppenheimer Balanced (SC)                                        1,602,720
      Oppenheimer Capital Appreciation (SC)                            4,903,831
      Oppenheimer Core Bond (SC)                                       5,231,032
      Oppenheimer Global Securities (SC)                                 871,531
      Oppenheimer High Income (SC)                                     2,453,909
      Oppenheimer Main Street (SC)                                     7,566,173
      Oppenheimer Main Street Small Cap Growth (SC)                    3,618,773
      Oppenheimer MidCap Fund (SC) (ac)                                1,091,548
      Oppenheimer Strategic Bond (SC)                                  8,326,008

Investments in the PIMCO Variable Insurance Trust Sub-Accounts:
      PIMCO VIT Commodity Real Return Strategy (w)                        38,452
      PIMCO VIT Emerging Markets Bond (Admin Shares) (w)                  12,898
      PIMCO VIT Real Return (Advisor Shares) (w)                          40,475
      PIMCO VIT Total Return (Advisor Shares) (w)                        229,964

Investments in the Putnam Variable Trust Sub-Accounts:
      VT American Government Income                                      511,505
      VT Capital Appreciation                                            246,958
      VT Capital Opportunities                                           322,912
      VT Discovery Growth                                                 38,714
      VT Diversified Income                                            1,056,141
      VT Equity Income                                                   573,724
      VT The George Putnam Fund of Boston                              1,952,309
      VT Global Asset Allocation                                       1,442,628
      VT Global Equity                                                   277,360
      VT Growth and Income                                             3,262,189
      VT Growth Opportunities                                            147,613

(w)  For the period beginning May 1, 2006, and ending December 31, 2006
(ab) Previously known as Oppenheimer Aggressive Growth
(ac) Previously known as Oppenheimer Aggressive Growth (SC)

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                      Purchases
                                                                     -----------
Investments in the Putnam Variable Trust Sub-Accounts
   (continued):
      VT Health Sciences                                             $   159,137
      VT High Yield                                                    2,144,234
      VT Income                                                        8,318,932
      VT International Equity                                          3,544,934
      VT International Growth and Income                               1,069,272
      VT International New Opportunities                                 425,904
      VT Investors                                                     1,081,024
      VT Mid Cap Value                                                   678,336
      VT Money Market                                                 16,287,276
      VT New Opportunities                                               124,348
      VT New Value                                                     5,066,881
      VT OTC & Emerging Growth                                            44,287
      VT Research                                                        216,621
      VT Small Cap Value                                               1,817,805
      VT Utilities Growth and Income                                     441,859
      VT Vista                                                           355,088
      VT Voyager                                                       1,114,737

Investments in The Universal Institutional Funds, Inc.
   Sub-Accounts:
      Van Kampen UIF Emerging Markets Equity                             397,938
      Van Kampen UIF Equity Growth                                       252,419
      Van Kampen UIF International Magnum                                251,338
      Van Kampen UIF Mid Cap Growth                                      254,141
      Van Kampen UIF U.S. Mid Cap Value                                  944,527
      Van Kampen UIF U.S. Real Estate                                    288,115

Investments in The Universal Institutional Funds, Inc. (Class II)
   Sub-Accounts:
      Van Kampen UIF Emerging Markets Debt (Class II)                  1,724,141
      Van Kampen UIF Emerging Markets Equity (Class II)                  253,462
      Van Kampen UIF Equity and Income (Class II)                      1,379,797
      Van Kampen UIF Equity Growth (Class II)                            172,314
      Van Kampen UIF Global Franchise (Class II)                       2,600,882
      Van Kampen UIF Int'l Growth Equity (Class II) (w)                   71,132
      Van Kampen UIF Mid Cap Growth (Class II)                         1,951,940
      Van Kampen UIF Small Company Growth (Class II)                     411,861
      Van Kampen UIF U.S. Mid Cap Value (Class II)                     2,902,226
      Van Kampen UIF U.S. Real Estate (Class II)                       2,208,410

Investments in the Van Kampen Life Investment Trust
   Sub-Accounts:
      LIT Comstock                                                       969,886

(w) For the period beginning May 1, 2006, and ending December 31, 2006

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   PURCHASES OF INVESTMENTS (CONTINUED)

                                                                      Purchases
                                                                    ------------
Investments in the Van Kampen Life Investment
   Trust Sub-Accounts (continued):
      LIT Government                                                $     95,450
      LIT Money Market                                                 1,144,961
      LIT Strat Growth I (ad)                                            105,509

Investments in the Van Kampen Life Investment Trust (Class II)
   Sub-Accounts:
      LIT Aggressive Growth (Class II)                                   323,154
      LIT Comstock (Class II)                                          5,479,679
      LIT Growth and Income (Class II)                                 4,558,366
      LIT Money Market (Class II)                                      2,032,915
      LIT Strat Growth (Class II) (ae)                                   543,420

Investments in the Wells Fargo Variable Trust Sub-Accounts:
      Wells Fargo Advantage Asset Allocation (af)                         78,813
      Wells Fargo Advantage Equity Income (ag)                           133,205
      Wells Fargo Advantage Large Company Core (ah)                        4,761
                                                                    ------------
                                                                     249,999,751
                                                                    ============

(ad) Previously known as LIT Emerging Growth
(ae) Previously known as LIT Emerging Growth (Class II)
(af) Previously known as Wells Fargo VT Advantage Asset Allocation
(ag) Previously known as Wells Fargo VT Advantage Equity Income
(ah) Previously known as Wells Fargo VT Advantage Large Company Core

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS

     Allstate New York offers multiple variable annuity contracts through this Account that have unique combinations of features and fees that are assessed to the contractholders. Differences in these fee structures result in various contract expense rates and accumulation unit fair values which in turn result in various expense and total return ratios.

     In the table below, the units, the range of lowest to highest accumulation unit fair values, the investment income ratio, the range of lowest to highest expense ratios assessed by Allstate New York and the corresponding range of total return is presented for each rider option of the sub-accounts that had outstanding units during the period. These ranges of lowest to highest unit fair values and total return are based on the product groupings that represent lowest and highest expense ratio amounts. Therefore, some individual contract ratios are not within the ranges presented.

     As discussed in Note 3, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several accumulation unit values for each sub-account based upon those choices.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

     * INVESTMENT INCOME RATIO - These amounts represent dividends,excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of contract transactions.

     ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and contract administration charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund have been excluded.

     *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the Account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

          Since the total return for periods less than one year has not been annualized, the difference between the lowest and the highest total return in the range may be broader if one or both of the total returns relate to a product which was introduced during the reporting year.

          Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed funds is calculated from the beginning of period, or from the effective date, through the last day fund was open.

                                          At December 31,                          For the year ended December 31,
                              ---------------------------------------   -----------------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment     Expense Ratio**     Total Return***
                              (000s)   Lowest to Highest     (000s)     Income Ratio*   Lowest to Highest   Lowest to Highest
                              ------   -----------------   ----------   -------------   -----------------   -----------------
Investments in the AIM Variable
   Insurance Funds Sub-Accounts:
      AIM V. I. Aggressive
         Growth
         2006 (a)                --      $ N/A - $  N/A      $   --          0.00%         0.00% - 0.00%       N/A% -    N/A%
         2005                   391       8.92 -  11.22       3,577          0.00          1.10  - 1.70       3.97  -   4.59
         2004                   422       8.53 -  10.79       3,688          0.00          1.10  - 1.70       9.90  -  10.58
         2003                   443       7.71 -   9.82       3,492          0.00          1.10  - 1.70      24.52  -  25.29
         2002                   460       6.16 -   7.88       2,894          0.00          1.10  - 1.70     -23.51  - -21.16

(a) On May 1, 2006, AIM V. I. Aggressive Growth merged into AIM V. I Capital Appreciation
                                       154

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                             At December 31,                      For the year ended December 31,
                              ---------------------------------------   -----------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense           Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**         Return***
                              ------   -----------------   ----------   -------------   ------------   ----------------
Investments in the AIM
   Variable Insurance Funds
   Sub-Accounts (continued):
      AIM V. I. Basic
         Balanced
            2006                 797   $ 9.76 - $ 11.19      $ 7,924         1.86%      1.10% - 1.70%    8.69% -   9.35%
            2005                 912     8.93 -   10.29        8,324         1.43       1.10  - 1.70     3.51  -   4.14
            2004                 965     8.57 -    9.94        8,454         1.40       1.10  - 1.70     5.69  -   6.34
            2003               1,008     8.06 -    9.41        8,305         2.00       1.10  - 1.70    14.39  -  15.09
            2002                 990     7.00 -    8.22        7,053         2.72       1.10  - 1.70   -18.01  - -17.76
      AIM V. I. Basic Value
            2006                 344    13.16 -   14.68        4,907         0.39       1.10  - 1.70    11.30  -  11.97
            2005                 360    11.82 -   13.11        4,584         0.09       1.10  - 1.70     3.96  -   4.58
            2004                 353    11.37 -   12.53        4,295         0.00       1.10  - 1.70     9.18  -   9.85
            2003                 276    10.42 -   11.41        3,098         0.04       1.10  - 1.70    31.36  -  32.17
            2002                 208     7.93 -    8.63        1,785         0.00       1.10  - 1.70   -23.00  - -20.69
      AIM V. I. Blue Chip
            2006 (b)              --      N/A -     N/A           --         0.25       0.00  - 0.00      N/A  -    N/A
            2005                 985     6.50 -    9.47        6,534         0.57       1.10  - 1.70     1.75  -   2.37
            2004               1,062     6.35 -    9.31        6,881         0.10       1.10  - 1.70     2.89  -   3.53
            2003               1,088     6.13 -    9.05        6,731         0.00       1.10  - 1.70    23.02  -  23.78
            2002               1,090     4.95 -    7.35        5,407         0.00       1.10  - 1.70   -26.97  - -26.47
      AIM V. I. Capital
         Appreciation
            2006 (a) (c) (d)   1,858     8.27 -   11.40       16,962         0.08       1.10  - 1.70     4.51  -   5.14
            2005               1,032     7.87 -   10.90        9,308         0.06       1.10  - 1.70     7.00  -   7.65
            2004               1,142     7.31 -   10.19       10,014         0.00       1.10  - 1.70     4.81  -   5.46
            2003               1,133     6.93 -    9.72        9,672         0.00       1.10  - 1.70    27.32  -  28.10
            2002               1,123     5.41 -    7.64        7,711         0.00       1.10  - 1.70   -25.18  - -23.64
      AIM V. I. Capital
         Development
            2006                  86    15.20 -   15.66        1,347         0.00       1.10  - 1.70    14.56  -  15.25
            2005                  76    13.27 -   13.59        1,045         0.00       1.10  - 1.70     7.76  -   8.41
            2004                  76    12.31 -   12.53          967         0.00       1.10  - 1.70    13.54  -  14.24
            2003                  93    10.84 -   10.97        1,035         0.00       1.10  - 1.70    33.06  -  33.88
            2002                 101     8.15 -    8.19          837         0.00       1.10  - 1.70   -22.22  - -18.50

(a) On May 1, 2006, AIM V. I. Aggressive Growth merged into AIM V. I Capital Appreciation
(b) On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap Growth
(c) On May 1, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(d) On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Captial Appreciation

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ---------------------------------------   -----------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense          Total
                              (000s)   Lowest to Highest      (000s)    Income Ratio*      Ratio**          Return***
                              ------   -----------------   ----------   -------------   ------------   ----------------
Investments in the AIM
   Variable Insurance Funds
   Sub-Accounts (continued):
      AIM V. I. Core Equity
            2006 (e)           1,987    $ 9.25 - $13.13      $23,069         0.75%      1.10% - 1.70%   14.74% -  15.43%
            2005               1,036      8.01 -  11.44       11,024         1.39       1.10  - 1.70     3.54  -   4.16
            2004               1,182      7.69 -  11.05       12,643         0.95       1.10  - 1.70     7.12  -   7.78
            2003               1,258      7.13 -  10.31       12,745         0.97       1.10  - 1.70    22.31  -  23.06
            2002               1,313      5.80 -   8.43       11,066         0.31       1.10  - 1.70   -16.51  - -15.67
      AIM V. I. Demographic
         Trends
            2006 (c)              --       N/A -    N/A           --         0.00       0.00  - 0.00      N/A  -    N/A
            2005                 248      5.47 -  10.16        1,356         0.00       1.10  - 1.70     4.41  -   5.05
            2004                 289      5.21 -   9.73        1,512         0.00       1.10  - 1.70     6.41  -   7.07
            2003                 326      4.86 -   9.14        1,599         0.00       1.10  - 1.70    -8.59  -  35.97
            2002                 336      3.58 -   6.78        1,201         0.00       1.10  - 1.50   -32.94  - -32.21
      AIM V. I. Diversified
         Income
            2006                 274     11.46 -  12.06        3,388         6.15       1.10  - 1.70     2.72  -   3.34
            2005                 285     11.15 -  11.67        3,472         5.83       1.10  - 1.70     1.17  -   1.78
            2004                 323     11.02 -  11.46        3,899         5.49       1.10  - 1.70     3.25  -   3.89
            2003                 352     10.68 -  11.04        4,154         6.53       1.10  - 1.70     7.38  -   8.05
            2002                 324      9.94 -  10.21        3,570         7.98       1.10  - 1.70    -0.58  -   1.18
      AIM V. I. Global Utilities
            2004 (am)             --       N/A -    N/A           --         6.74       0.00  - 0.00      N/A  -    N/A
            2003                 197      6.26 -   8.70        1,531         3.62       1.10  - 1.70    17.01  -  17.73
            2002                 215      5.32 -   7.44        1,430         2.84       1.10  - 1.70   -26.35  - -25.63
      AIM V. I. Government
         Securities
            2006                 412     10.84 -  12.86        5,269         3.81       1.10  - 1.70     1.81  -   2.42
            2005                 514     10.65 -  12.55        6,449         3.10       1.10  - 1.70    -0.05  -   0.55
            2004                 566     10.66 -  12.48        7,098         3.49       1.10  - 1.70     0.82  -   1.44
            2003                 674     10.57 -  12.31        8,354         2.25       1.10  - 1.70    -0.65  -  -0.04
            2002                 739     10.64 -  12.31        9,278         2.40       1.10  - 1.70     6.39  -   8.40
      AIM V. I. Growth
            2006 (d)              --       N/A -    N/A           --         0.00       0.00  - 0.00      N/A  -    N/A
            2005                 770      5.49 -  10.00        5,475         0.00       1.10  - 1.70     5.67  -   6.30
            2004                 905      5.17 -   9.46        6,361         0.00       1.10  - 1.70     6.39  -   7.04
            2003                 953      4.83 -   8.89        6,366         0.00       1.10  - 1.70    29.01  -  29.81
            2002                 988      3.72 -   6.89        5,183         0.00       1.10  - 1.70   -31.73  - -31.06

(c) On May 1, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(d)  On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Capital Appreciation
(e)  On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity
(am) On April 30, 2004, AIM V. I. Global Utilities merged into AIM V. I.
     Utilities

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                        For the year ended December 31,
                              ---------------------------------------   -----------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense          Total
                              (000s)   Lowest to Highest      (000s)    Income Ratio*      Ratio**         Return***
                              ------   -----------------   ----------   -------------   ------------   ----------------
Investments in the AIM
   Variable Insurance Funds
   Sub-Accounts (continued):
      AIM V. I. High Yield
            2006                 210    $10.90 - $13.88      $ 2,361         8.66%      1.10% - 1.70%    8.88% -   9.53%
            2005                 213      9.95 -  12.75        2,181         9.13       1.10  - 1.70     0.99  -   1.60
            2004                 206      9.79 -  12.62        2,076         2.90       1.10  - 1.70     9.36  -  10.03
            2003                 225      8.90 -  11.54        2,038         9.02       1.10  - 1.70    25.86  -  26.64
            2002                 131      7.03 -   9.17          939         0.00       1.10  - 1.70    -8.29  -  -6.87
      AIM V. I. International
         Growth
            2006                 523     11.85 -  19.14        7,284         0.99       1.10  - 1.70    26.08  -  26.83
            2005                 562      9.34 -  15.18        6,393         0.65       1.10  - 1.70    15.94  -  16.64
            2004                 566      8.01 -  13.10        5,726         0.65       1.10  - 1.70    21.90  -  22.65
            2003                 533      6.53 -  10.74        4,572         0.52       1.10  - 1.70    26.87  -  27.65
            2002                 538      5.12 -   8.47        3,736         0.60       1.10  - 1.70   -16.60  - -15.32
      AIM V.I. Large Cap Growth
            2006 (b) (f)         543     11.07 -  11.11        6,029         0.34       1.10  - 1.70    10.69  -  11.06
      AIM V. I. Mid Cap Core
         Equity
            2006                 123     14.70 -  16.59        1,925         0.94       1.10  - 1.70     9.37  -  10.03
            2005                 124     13.44 -  15.08        1,760         0.53       1.10  - 1.70     5.80  -   6.44
            2004                 114     12.70 -  14.17        1,557         0.17       1.10  - 1.70    11.88  -  12.57
            2003                  90     11.35 -  12.58        1,106         0.00       1.10  - 1.70    25.15  -  25.92
            2002                  58      9.07 -   9.99          579         0.00       1.10  - 1.70   -12.07  -  -9.29
      AIM V. I. Money Market
            2006                 217     10.06 -  11.15        2,507         4.09       1.10  - 1.70     2.52  -   3.14
            2005                 196      9.81 -  10.81        2,175         2.41       1.10  - 1.70     0.78  -   1.40
            2004                 233      9.73 -  10.66        2,517         0.62       1.10  - 1.70    -1.02  -  -0.41
            2003                 288      9.83 -  10.70        3,176         0.57       1.10  - 1.70    -1.66  -  -0.52
            2002                 418     10.76 -  12.20        4,670         1.19       1.10  - 1.45    -0.27  -   0.08
      AIM V. I. New Technology
            2004 (an)             --       N/A -    N/A           --         0.00       0.00  - 0.00      N/A  -    N/A
            2003                 150      8.47 -   8.61        1,282         0.00       1.10  - 1.70    49.80  -  50.72
            2002                 139      5.66 -   5.71          791         0.00       1.10  - 1.70   -45.73  - -43.44
      AIM V. I. Premier Equity
            2006 (e)              --       N/A -    N/A           --         1.03       0.00  - 0.00      N/A  -    N/A
            2005               1,748      7.09 -   9.27       15,768         0.79       1.10  - 1.70     3.87  -   4.50
            2004               2,011      6.79 -   8.92       17,815         0.44       1.10  - 1.70     3.97  -   4.62
            2003               2,177      6.49 -   8.58       18,663         0.30       1.10  - 1.70    22.96  -  23.71
            2002               2,301      5.24 -   6.98       16,199         0.31       1.10  - 1.70   -31.02  - -30.22

(b)  On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap
     Growth
(e)  On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity
(f)  For the period beginning June 12, 2006, and ending December 31, 2006
(an) On April 30, 2004, AIM V. I. New Technology merged into AIM V. I.
     Technology

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                             At December 31,                      For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense            Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the AIM
   Variable Insurance Funds
   Sub-Accounts (continued):
      AIM V. I. Technology
            2006                 56     $12.08 - $12.28      $  680          0.00%      1.10% - 1.70%     8.62% -   9.28%
            2005                 78      11.12 -  11.23         872          0.00       1.10  - 1.70      0.46  -   1.06
            2004 (an) (ao)       86      11.07 -  11.12         950          0.00       1.10  - 1.70     10.71  -  11.17
      AIM V. I. Utilities
            2006                118      17.30 -  17.58       2,068          3.36       1.10  - 1.70     23.35  -  24.09
            2005                138      14.02 -  14.17       1,952          2.33       1.10  - 1.70     14.87  -  15.56
            2004 (am) (ao)      152      12.21 -  12.26       1,856          0.00       1.10  - 1.70     22.09  -  22.59

Investments in the AIM
   Variable Insurance Funds
   Series II Sub-Accounts:
      AIM V.I. Aggressive
         Growth II
            2006 (g)             --        N/A -    N/A          --          0.00       0.00  - 0.00       N/A  -    N/A
            2005                  3      11.32 -  11.51          31          0.00       1.30  - 1.70      3.74  -   4.17
            2004                  2      10.92 -  11.05          27          0.00       1.30  - 1.70      9.57  -  10.02
            2003                  3       9.96 -  10.04          29          0.00       1.30  - 1.70     -0.38  -   0.39
            2002 (ap)           < 1       8.04 -   8.04           3          0.00       1.45  - 1.50    -19.64  - -19.61
      AIM V.I. Basic
         Balanced II
            2006                 57      11.09 -  11.34         639          1.73       1.30  - 1.75      8.35  -   8.84
            2005                 67      10.24 -  10.42         698          1.24       1.30  - 1.75      3.21  -   3.64
            2004                 72       9.92 -  10.05         724          1.43       1.30  - 1.75      5.37  -   5.85
            2003                 64       9.42 -   9.50         604          3.28       1.30  - 1.75     -5.85  -  14.64
            2002 (ap)             8       8.27 -   8.29          70          5.05       1.30  - 1.55    -17.34  - -17.14
      AIM V.I. Basic Value II
            2006                106      16.04 -  16.40       1,618          0.11       1.29  - 1.89     10.81  -  11.49
            2005                148      14.48 -  14.71       2,022          0.00       1.29  - 1.89      3.44  -   4.07
            2004                145      13.99 -  14.14       1,896          0.00       1.29  - 1.89      8.74  -   9.41
            2003                 96      12.87 -  12.92       1,113          0.00       1.29  - 1.89     28.70  -  29.22
            2002 (ap)             9       7.63 -   7.66          71          0.00       1.30  - 1.70    -23.66  - -23.35

(g) On May 1, 2006, AIM V. I. Aggressive Growth II merged into AIM V. I Capital Appreciation II
(am) On April 30, 2004, AIM V. I. Global Utilities merged into AIM V. I.
     Utilities
(an) On April 30, 2004, AIM V. I. New Technology merged into AIM V. I.
     Technology
(ao) For the period beginning April 30, 2004 and ended December 31, 2004
(ap) For the period beginning June 3, 2002 and ending December 31, 2002

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                              At December 31,                      For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense            Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the AIM
   Variable Insurance Funds
   Series II Sub-Accounts
   (continued):
      AIM V.I. Blue Chip II
            2006 (h)             --     $  N/A - $  N/A       $ --           0.00%      0.00% - 0.00%      N/A% -    N/A%
            2005                 34       9.80 -   9.98        332           0.34       1.30  - 1.75      1.51  -   1.94
            2004                 39       9.66 -   9.78        378           0.00       1.30  - 1.75      2.46  -   2.93
            2003                 37       9.42 -   9.51        350           0.00       1.30  - 1.75     -5.76  -  23.19
            2002 (ap)             5       7.70 -   7.72         35           0.00       1.30  - 1.55    -23.00  - -22.83
      AIM V.I. Capital
         Appreciation II
            2006 (g) (i) (j)     59      14.13 -  14.45        759           0.00       1.29  - 1.89      4.06  -   4.69
            2005                 58      13.58 -  13.80        723           0.00       1.29  - 1.89      6.53  -   7.18
            2004                 58      12.75 -  12.88        698           0.00       1.29  - 1.89      4.32  -   4.96
            2003                 37      12.22 -  12.27        425           0.00       1.29  - 1.89     22.18  -  22.68
            2002 (ap)             1       7.42 -   7.45          5           0.00       1.30  - 1.70    -25.80  - -25.50
      AIM V.I. Capital
         Development II
            2006                  2      14.23 -  14.38         24           0.00       1.50  - 1.70     14.30  -  14.53
            2005                  4      12.45 -  12.55         47           0.00       1.50  - 1.70      7.42  -   7.64
            2004                  4      11.59 -  11.68         42           0.00       1.45  - 1.70     13.31  -  13.60
            2003                < 1      10.23 -  10.28          5           0.00       1.45  - 1.70      2.29  -  33.09
            2002 (ap)           < 1       7.72 -   7.73          3           0.00       1.45  - 1.50    -22.79  - -22.75
      AIM V.I. Core Equity II
            2006 (k)             35      10.76 -  13.02        428           0.87       1.30  - 1.89      7.60  -  14.92
            2005                 10      11.15 -  11.33        111           1.31       1.30  - 1.70      3.30  -   3.72
            2004                 11      10.79 -  10.92        122           0.84       1.30  - 1.70      6.83  -   7.26
            2003                 10      10.10 -  10.18        105           1.32       1.30  - 1.70      1.02  -  22.54
            2002 (ap)             3       8.29 -   8.31         27           0.70       1.30  - 1.55    -17.10  - -16.89
      AIM V.I. Demographic
         Trends II
            2006 (i)             --        N/A -    N/A         --           0.00       0.00  - 0.00       N/A  -    N/A
            2005                 10       9.94 -  10.10        104           0.00       1.30  - 1.70      4.28  -   4.72
            2004                  9       9.53 -   9.65         88           0.00       1.30  - 1.70      6.07  -   6.50
            2003                  9       8.99 -   9.06         77           0.00       1.30  - 1.70    -10.13  -  -9.39
            2002 (ap)             1       6.67 -   6.68          9           0.00       1.45  - 1.55    -33.31  - -33.24

(g) On May 1, 2006, AIM V. I. Aggressive Growth II merged into AIM V. I Capital Appreciation II
(h) On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(i) On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(j) On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II
(k) On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II
(ap) For the period beginning June 3, 2002 and ending December 31, 2002

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                             At December 31,                       For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense             Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**           Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the AIM
   Variable Insurance Funds
   Series II Sub-Accounts
   (continued):
      AIM V.I. Diversified
         Income II
            2006                 14     $11.36 - $11.61      $  161          5.60%      1.30% - 1.75%     2.83% -  13.57%
            2005                 15      11.12 -  11.29         170          6.10       1.30  - 1.70      0.93  -   1.34
            2004                 20      11.01 -  11.14         222          6.07       1.30  - 1.70      3.33  -  10.13
            2003                 18      10.69 -  10.78         193          9.75       1.30  - 1.75      6.90  -   7.60
            2002 (ap)             5      10.00 -  10.02          48         14.54       1.30  - 1.55     -0.01  -   0.22
      AIM V.I. Global
         Utilities II
            2004 (aq)            --        N/A -    N/A          --          7.04       1.30  - 1.75       N/A  -    N/A
            2003                  9       9.16 -   9.23          85          5.53       1.30  - 1.75     -8.42  -  -7.70
            2002 (ap)             3       7.85 -   7.85          22          7.06       1.50  - 1.50    -21.52  - -21.52
      AIM V.I. Government
         Securities II
            2006                 14      10.92 -  11.06         154          1.55       1.30  - 1.55      1.69  -   1.95
            2005                 61      10.74 -  10.85         652          2.14       1.30  - 1.55     -0.16  -   0.10
            2004                118      10.71 -  10.84       1,274          1.63       1.30  - 1.70      0.53  -   0.94
            2003                392      10.64 -  10.74       4,198          3.24       1.30  - 1.75     -0.39  -   6.44
            2002 (ap)           170      10.74 -  10.78       1,825          2.51       1.30  - 1.70      7.39  -   7.83
      AIM V.I. Growth II
            2006 (j)             --        N/A -    N/A          --          0.00       0.00  - 0.00       N/A  -    N/A
            2005                  8       9.73 -   9.90          77          0.00       1.30  - 1.75      5.33  -   5.78
            2004                  9       9.23 -   9.36          86          0.00       1.30  - 1.75      6.11  -   6.60
            2003                 10       8.70 -   8.78          91          0.00       1.30  - 1.75    -12.97  -  29.18
            2002 (ap)             1       6.77 -   6.80           8          0.00       1.30  - 1.70    -32.29  - -32.01
      AIM V.I. High Yield II
            2006                 13      14.02 -  14.20         187          3.30       1.30  - 1.55      8.72  -   8.99
            2005                 56      12.90 -  13.03         725         13.55       1.30  - 1.55      0.85  -   1.11
            2004                 18      12.79 -  12.88         236          1.49       1.30  - 1.55      9.41  -   9.69
            2003                 54      11.64 -  11.74         636         13.10       1.30  - 1.75     16.43  -  17.45
            2002 (ap)             1       9.28 -   9.29          11          0.00       1.45  - 1.55     -7.17  -  -7.08
      AIM V.I. International
         Growth II
            2006                 12      18.44 -  18.87         226          0.92       1.30  - 1.75     26.23  -  84.45
            2005                 14      14.71 -  14.95         206          0.58       1.30  - 1.70     15.71  -  16.18
            2004                 15      12.71 -  12.87         187          0.59       1.30  - 1.70     21.60  -  22.10
            2003                 10      10.45 -  10.54         103          0.58       1.30  - 1.70      4.52  -  26.93
            2002 (ap)           < 1       8.28 -   8.30           2          1.29       1.30  - 1.55    -17.19  - -16.98

(j) On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II
(ap) For the period beginning June 3, 2002 and ending December 31, 2002
(aq) On April 30, 2004, AIM V. I. Global Utilities II merged into AIM V. I. Utilities II

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                       At December 31,                          For the year ended December 31,
                               ---------------------------   ----------------------------------------------------------------
                                           Accumulation
                               Units      Unit Fair Value    Net Assets     Investment        Expense              Total
                               (000s)    Lowest to Highest     (000s)     Income Ratio*       Ratio**            Return***
                               ------   ------------------   ----------   -------------   ---------------   -----------------
Investments in the AIM
   Variable Insurance Funds
   Series II Sub-Accounts
   (continued):
      AIM V.I. Large Cap
         Growth II
            2006 (f) (h)         19       $11.06 - $11.09       $215          0.00%        1.30% - 1.75%     10.61% -  10.89%
      AIM V. I. Mid Cap Core
         Equity II
            2006                 56        12.36 -  12.56        733          0.71         1.29  - 1.89       8.89  -   9.55
            2005                 63        11.35 -  11.46        758          0.33         1.29  - 1.89       5.25  -   5.89
            2004                 49        10.78 -  10.83        565          0.03         1.29  - 1.89       7.82  -   8.26
            2003                  9        10.90 -  10.99         99          0.00         1.30  - 1.70       9.02  -  25.41
            2002 (ap)             1         8.74 -   8.76         11          0.00         1.30  - 1.55     -12.58  - -12.36
      AIM V. I. Money
         Market II
            2006                 20         9.93 -  10.13        198          3.23         1.30  - 1.70       2.27  -   2.67
            2005                 29         9.71 -   9.87        286          2.02         1.30  - 1.70      -2.90  -  -1.32
            2004                 46         9.70 -   9.73        445          0.43         1.45  - 1.55      -1.12  -  -1.02
            2003                 57         9.78 -   9.86        563          0.49         1.30  - 1.70      -1.38  -  -1.38
            2002 (ap)            24         9.92 -   9.94        239          0.27         1.45  - 1.70      -0.81  -  -0.56
      AIM V. I. New
         Technology II
            2004 (ar)            --          N/A -    N/A         --          0.00         1.30  - 1.70        N/A  -    N/A
            2003                  2         8.87 -   8.94         15          0.00         1.30  - 1.70     -11.30  - -10.61
            2002 (ap)           < 1         5.95 -   5.95        < 1          0.00         1.45  - 1.45     -40.48  - -40.48
      AIM V. I. Premier
         Equity II
            2006 (k)             --          N/A     N/A          --          0.73         1.30  - 1.75        N/A  -    N/A
            2005                 35        12.56 -  12.76        375          0.71         1.29  - 1.89       3.38  -   4.01
            2004                 29        12.15 -  12.27        279          0.37         1.29  - 1.89       3.50  -  22.72
            2003                 22         8.46 -  11.74        193          0.39         1.30  - 1.89     -15.42  -  17.37
            2002 (ap)             1         6.84 -   6.85         10          0.75         1.45  - 1.70     -31.63  - -31.45
      AIM V. I. Technology II
            2006                  1        11.98 -  11.98         10          0.00         1.70  - 1.70        8.37 -   8.37
            2005                  1        11.06 -  11.14         10          0.00         1.30  - 1.70        0.21 -   0.64
            2004 (ap) (ar)        1        11.04 -  11.07         10          0.00         1.30  - 1.70       10.36 -  10.66

(f)  For the period beginning June 12, 2006, and ending December 31, 2006
(h) On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(k) On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II
(ap) For the period beginning June 3, 2002 and ending December 31, 2002
(ar) On April 30, 2004, AIM V. I. New Technology II merged into AIM V. I. Technology II

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                           For the year ended December 31,
                               ---------------------------------------   --------------------------------------------------
                                           Accumulation
                               Units     Unit Fair Value    Net Assets     Investment       Expense             Total
                               (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**           Return***
                               ------   -----------------   ----------   -------------   -------------   ------------------
Investments in the AIM
   Variable Insurance Funds
   Series II Sub-Accounts
   (continued):
      AIM V. I. Utilities II
            2006                  1     $17.20  - $17.38       $   21         4.07%      1.30% -  1.70%   23.15% -  23.64%
            2005                  2      13.96  -  14.06           29         1.74       1.30  -  1.70    14.58  -  15.05
            2004 (ao) (aq)        5      12.19  -  12.22           55         0.00       1.30  -  1.70    21.87  -  22.20

Investments in the
   AllianceBernstein Variable
   Product Series Fund
   Sub-Accounts:
      AllianceBernstein Growth
            2006                 225      14.82 -  15.16        2,685         0.00       1.29  -  1.89    -3.10  -  -2.51
            2005                 251      15.30 -  15.55        3,000         0.00       1.29  -  1.89     9.53  -  10.20
            2004                 203      13.97 -  14.11        1,876         0.00       1.29  -  1.89    12.37  -  13.05
            2003                 161      12.43 -  12.48        1,156         0.00       1.29  -  1.89    24.29  -  24.79
            2002                  59       4.34 -   6.46          277         0.00       1.35  -  1.48   -29.32  - -29.23
      AllianceBernstein
         Growth & Income
            2006                 455      15.76 -  16.12        6,367         1.18       1.29  -  1.89    14.78  -  15.48
            2005                 543      13.73 -  13.96        6,594         1.25       1.29  -  1.89     2.62  -   3.25
            2004                 586      13.38 -  13.52        6,846         0.72       1.29  -  1.89     9.12  -   9.79
            2003                 569      12.26 -  12.31        5,976         0.00       1.29  -  1.89    22.63  -  23.13
            2002                 432       7.31 -   7.81        3,376         0.57       1.35  -  1.58   -23.49  - -23.31
      AllianceBernstein
         International Value
            2006                  55      15.71 -  15.88          871         1.31       1.29  -  1.89    32.57  -  33.38
            2005 (ai)             29      11.85 -  11.90          342         0.03       1.29  -  1.89    18.54  -  19.02
      AllianceBernstein
         Large Cap Growth
            2006                  96      13.39 -  13.69          760         0.00       1.29  -  1.89    -2.51  -  -1.92
            2005                  89      13.73 -  13.96          736         0.00       1.29  -  1.89    12.68  -  13.37
            2004                  92      10.64 -  12.19          657         0.00       0.83  -  1.89     6.30  -   6.44
            2003                  97      11.46 -  11.51          619         0.00       1.29  -  1.89    14.64  -  15.11
            2002                 113       4.37 -   4.94          535         0.00       1.35  -  1.58   -31.93  - -31.77

(ai) For the period beginning April 29, 2005 and ended December 31, 2005
(ao) For the period beginning April 30, 2004 and ended December 31, 2004
(aq) On April 30, 2004, AIM V. I. Global Utilities II merged into AIM V. I. Utilities II

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At December 31,                       For the year ended December 31,
                               ---------------------------------------   -------------------------------------------------
                                           Accumulation
                                Units     Unit Fair Value   Net Assets     Investment       Expense            Total
                               (000s)   Lowest to Highest      (000s)    Income Ratio*      Ratio**          Return***
                               ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the
   AllianceBernstein Variable
   Product Series Fund
   Sub-Accounts (continued):
      AllianceBernstein
         Small/Mid Cap Value
            2006                 161     $18.61 - $19.03      $3,015         0.25%       1.29% -  1.89%   12.05% -  12.73%
            2005                 176      16.61 -  16.88       2,932         0.59        1.29  -  1.89     4.62  -   5.26
            2004                 136      15.87 -  16.03       2,169         0.07        1.29  -  1.89    16.82  -  17.54
            2003 (as)             82      13.59 -  13.64       1,116         0.00        1.29  -  1.89    35.86  -  36.42
      AllianceBernstein
         Utility Income
            2006                   9      13.25 -  13.38         126         2.23        1.29  -  1.89    21.17  -  21.91
            2005 (ai)              7      10.93 -  10.98          78         0.87        1.29  -  1.89     9.33  -   9.78
      AllianceBernstein
         Value
            2006                   2      12.72 -  12.81          20         1.33        1.49  -  1.89    19.23  -  27.22
            2005 (ai)              1      10.73 -  10.74           6         0.28        1.49  -  1.69     7.28  -   7.42

Investments in the Delaware
   Group Premium Fund, Inc.
   Sub-Accounts:
      Delaware VIP GP Small
         Cap Value
            2006                 169      24.89 -  24.89       4,198         0.24        1.25  -  1.25    14.75  -  14.75
            2005                 165      21.69 -  21.69       3,569         0.35        1.25  -  1.25     8.06  -   8.06
            2004                 162      20.07 -  20.07       3,251         0.19        1.25  -  1.25    19.96  -  19.96
            2003                 158      16.73 -  16.73       2,636         0.36        1.25  -  1.25    40.21  -  40.21
            2002                 133      11.93 -  11.93       1,589         1.36        1.25  -  1.25    -6.78  -  -6.78
      Delaware VIP GP Trend
            2006                 108      10.09 -  10.09       1,090         0.00        1.25  -  1.25     6.26  -   6.26
            2005                 121       9.50 -   9.50       1,150         0.00        1.25  -  1.25     4.55  -   4.55
            2004                 115       9.08 -   9.08       1,043         0.00        1.25  -  1.25    11.20  -  11.20
            2003                 113       8.17 -   8.17         921         0.00        1.25  -  1.25    33.41  -  33.41
            2002                  80       6.12 -   6.12         490         0.00        1.25  -  1.25   -20.94  - -20.94

(ai) For the period beginning April 29, 2005 and ended December 31, 2005
(as) For the period beginning July 1, 2003 and ended December 31, 2003

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At December 31,                        For the year ended December 31,
                               ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets    Investment        Expense            Total
                               (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                               ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Dreyfus
   Socially Responsible Growth
   Fund, Inc. Sub-Account:
      Dreyfus Socially
         Responsible
         Growth Fund
            2006                  37     $ 7.15 - $ 7.15      $  266          0.11%      1.25% - 1.25%     7.85% -   7.85%
            2005                  37       6.63 -   6.63         244          0.00       1.25  - 1.25      2.34  -   2.34
            2004                  40       6.48 -   6.48         256          0.39       1.25  - 1.25      4.88  -   4.88
            2003                  42       6.17 -   6.17         258          0.12       1.25  - 1.25     24.43  -  24.43
            2002                  40       4.96 -   4.96         197          0.24       1.25  - 1.25    -29.84  - -29.84

Investmens in the Dreyfus
   Stock Index Fund
   Sub-Account:
      Dreyfus Stock Index
         Fund
            2006                 635      10.22 -  10.22       6,489          1.63       1.25  - 1.25     14.07  -  14.07
            2005                 675       8.96 -   8.96       6,045          1.59       1.25  - 1.25      3.40  -   3.40
            2004                 678       8.66 -   8.66       5,872          1.77       1.25  - 1.25      9.26  -   9.26
            2003                 704       7.93 -   7.93       5,581          1.49       1.25  - 1.25     26.76  -  26.76
            2002                 611       6.25 -   6.25       3,824          1.61       1.25  - 1.25    -23.33  - -23.33

Investments in the Dreyfus
   Variable Investment Fund
   Sub-Accounts:
      VIF Capital Appreciation
            2006                  75      10.77 -  10.77         805          1.50       1.25  - 1.25     15.03  -  15.03
            2005                  88       9.36 -   9.36         822          0.02       1.25  - 1.25      3.08  -   3.08
            2004                  93       9.08 -   9.08         848          1.66       1.25  - 1.25      3.73  -   3.73
            2003                  97       8.75 -   8.75         852          1.51       1.25  - 1.25     19.66  -  19.66
            2002                  80       7.31 -   7.31         585          1.71       1.25  - 1.25    -17.76  - -17.76
      VIF Growth & Income
            2006                  --         -- -     --          --          0.00       0.00  - 0.00      0.00  -   0.00
            2005                  --         -- -     --          --          0.00       0.00  - 0.00      0.00  -   0.00
            2004                  --         -- -     --          --          0.00       0.00  - 0.00      0.00  -   0.00
            2003                  --         -- -     --          --          0.00       0.00  - 0.00      0.00  -   0.00
            2002                 < 1       6.53 -   6.53         < 1          2.56       1.25  - 1.25    -34.71  - -34.71
      VIF Money Market
            2006                 257      10.38 -  10.38       2,667          4.53       1.25  - 1.25      3.29  -   3.29
            2005                 307      10.05 -  10.05       3,089          2.58       1.25  - 1.25      1.38  -   1.38
            2004                 330       9.91 -   9.91       3,268          0.79       1.25  - 1.25     -0.46  -  -0.46
            2003                 398       9.96 -   9.96       3,966          0.90       1.25  - 1.25     -0.43  -  -0.43
            2002                 < 1      10.43 -  10.43         < 1          0.00       1.25  - 1.25      4.27  -   4.27

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At December 31,                          For the year ended December 31,
                               ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets    Investment        Expense           Total
                               (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**         Return***
                               ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the DWS
   Variable Investment Series I
   Sub-Accounts (l):
      DWS VIP Bond A (m)
            2006                  3      $13.90 - $14.01       $46           3.73%       0.70% - 0.80%     3.88% -   3.98%
            2005                  3       13.38 -  13.47        44           3.54        0.70  - 0.80      1.78  -   1.89
            2004                  3       13.14 -  13.22        43           3.81        0.70  - 0.80      4.54  -   4.64
            2003                  3       12.57 -  12.64        41           7.40        0.70  - 0.80      4.22  -   4.33
            2002                  1       12.06 -  12.11        16           4.08        0.70  - 0.80      6.79  -   6.90
      DWS VIP Capital
         Growth A (n)
            2006                < 1       11.41 -  11.41         4           0.55        0.70  - 0.70      7.77  -   7.77
            2005 (aj)           < 1       10.59 -  10.59         3           0.00        0.70  - 0.70      5.92  -   5.92
            2004                 --          -- -     --        --           0.00        0.00  - 0.00      0.00  -   0.00
            2003                 --          -- -     --        --           2.84        0.00  - 0.00      0.00  -   0.00
            2002                  1        7.22 -   7.22         4           0.14        0.80  - 0.80    -29.75  - -29.75
      DWS VIP Global
         Opportunities (au)
            2006                 --          -- -     --        --           0.00        0.00  - 0.00      0.00  -   0.00
            2005                 --          -- -     --        --           0.00        0.00  - 0.00      0.00  -   0.00
            2004                 --          -- -     --        --           0.00        0.00  - 0.00      0.00  -   0.00
            2003                 --          -- -     --        --           0.00        0.00  - 0.00      0.00  -   0.00
            2002                < 1        9.98 -   9.98         4           0.00        0.80  - 0.80    -20.53  - -20.53
      DWS VIP Growth and
         Income A (o)
            2006                < 1       11.32 -  11.32         5           0.66        0.70  - 0.70     12.83  -  12.83
            2005                  1        9.96 -  10.03         8           1.26        0.70  - 0.80      5.22  -   5.33
            2004                  1        9.47 -   9.52         8           0.75        0.70  - 0.80      9.28  -   9.39
            2003                  1        8.66 -   8.71         7           0.63        0.70  - 0.80     25.73  -  25.85
            2002                  2        6.89 -   6.92        13           0.58        0.70  - 0.80    -23.74  - -23.66
      DWS VIP International (q)
            2006                < 1       14.59 -  14.59         5           1.82        0.70  - 0.70     25.03  -  25.03
            2005                < 1       11.67 -  11.67         4           1.52        0.70  - 0.70     15.36  -  15.36
            2004                < 1       10.12 -  10.12         4           1.23        0.70  - 0.70     15.72  -  15.72
            2003                < 1        8.74 -   8.74         3           0.40        0.70  - 0.70     26.86  -  26.86
            2002                  1        6.86 -   6.89         7           0.62        0.70  - 0.80    -19.02  - -18.94

(l)  Previously known as Scudder Variable Series I Sub-Account
(m)  Previously known as Bond
(n)  Previously known as Capital Growth
(o)  Previously known as Growth & Income
(q)  Previously known as International
(aj) On April 29, 2005, Growth merged into the Capital Growth
(au) Previously known as Global Discovery

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At December 31,                      For the year ended December 31,
                               ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets    Investment        Expense            Total
                               (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                               ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the DWS
   Variable Investment Series I
   Sub-Accounts (continued) (l):
      DWS VIP Money
         Market A (r)
            2006 (s)              --     $  N/A - $  N/A      $   --         3.32%       0.00% - 0.00%      N/A% -    N/A%
            2005                   1      11.66 -  11.66          12         2.68        0.80  - 0.80      1.90  -   1.90
            2004                   1      11.44 -  11.44          12         0.90        0.80  - 0.80      0.09  -   0.09
            2003                   1      11.43 -  11.43          12         1.50        0.80  - 0.80     14.33  -  14.33
            2002 (at)             --         -- -     --          --         0.00        0.00  - 0.00      0.00  -   0.00

Investments in the DWS
   Variable Investment Series II
   Sub-Account (p):
      DWS VIP Balanced A (t)
            2006                  --        N/A -    N/A          --         0.00        0.00  - 0.00       N/A  -    N/A
            2005 (ai) (al)       < 1      10.63 -  10.63           3         0.00        0.80  - 0.80      6.33  -   6.33
      DWS VIP Money
         Market A II
            2006 (s) (u)           7      10.06 -  10.07          71         1.14        0.70  - 0.80      0.64  -   0.66
      DWS VIP Small Cap
         Growth A (v)
            2006                 < 1      12.13 -  12.13           3         0.00        0.70  - 0.70      4.53  -   4.53
            2005 (ai) (ak)       < 1      11.61 -  11.61           3         0.00        0.70  - 0.70     16.06  -  16.06

Investments in the Fidelity
   Variable Insurance
   Products Fund
   Sub-Accounts:
      VIP Contrafund
            2006                 419      13.43 -  14.23       5,753         1.29        1.25  - 1.25     10.33  -  10.33
            2005                 417      12.17 -  12.89       5,185         0.26        1.25  - 1.25     15.49  -  15.49
            2004                 342      10.54 -  11.16       3,692         0.30        1.25  - 1.25     14.03  -  14.03
            2003                 290       9.24 -   9.79       2,762         0.39        1.25  - 1.25     26.86  -  26.86
            2002                 229       7.29 -   7.72       1,722         0.48        1.25  - 1.25    -10.48  - -10.48

(l)  Previously known as Scudder Variable Series I Sub-Account
(p)  Previously known as Scudder Variable Series II Sub-Account
(r)  Previously known as Money Market
(s)  On November 3, 2006, DWS Money Market A merged into DWS Money Market A II
(t)  Previously known as Total Return
(u)  For the period beginning November 3, 2006 and ended December 31, 2006
(v)  Previously known as Small Cap Growth
(ai) For the period beginning April 29, 2005 and ended December 31, 2005
(ak) On April 29, 2005, 21st Century Growth merged into Small Cap Growth
(al) On April 29, 2005, Balanced merged into Total Return
(at) Although available in 2002, there was no activity until 2003

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At December 31,                        For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment        Expense           Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*       Ratio**         Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Fidelity
   Variable Insurance
   Products Fund
   Sub-Accounts (continued):
      VIP Equity-Income
            2006                374    $14.64 - $14.64       $5,469         3.30%       1.25% - 1.25%    18.71% -  18.71%
            2005                423     12.33 -  12.33        5,213         1.57        1.25  - 1.25      4.56  -   4.56
            2004                427     11.79 -  11.79        5,039         1.49        1.25  - 1.25     10.14  -  10.14
            2003                427     10.71 -  10.71        4,574         1.54        1.25  - 1.25     28.70  -  28.70
            2002                343      8.32 -   8.32        2,857         0.91        1.25  - 1.25    -17.99  - -17.99
      VIP Growth
            2006                629      7.07 -   7.78        4,644         0.39        1.25  - 1.25      5.53  -   5.53
            2005                642      6.70 -   7.37        4,482         0.47        1.25  - 1.25      4.49  -   4.49
            2004                642      6.41 -   7.06        4,302         0.25        1.25  - 1.25      2.09  -   2.09
            2003                550      6.28 -   6.91        3,638         0.24        1.25  - 1.25     31.19  -  31.19
            2002                480      4.79 -   5.27        2,430         0.17        1.25  - 1.25    -30.98  - -30.98
      VIP Growth Opportunities
            2006                 74      9.27 -   9.27          683         0.68        1.25  - 1.25      4.15  -   4.15
            2005                 82      8.90 -   8.90          733         0.84        1.25  - 1.25      7.54  -   7.54
            2004                 75      8.28 -   8.28          623         0.49        1.25  - 1.25      5.85  -   5.85
            2003                 63      7.82 -   7.82          495         0.63        1.25  - 1.25     28.25  -  28.25
            2002                 49      6.10 -   6.10          300         0.78        1.25  - 1.25    -22.82  - -22.82
      VIP High Income
            2006                 90     11.33 -  11.33        1,020         7.41        1.25  - 1.25      9.86  -   9.86
            2005                101     10.31 -  10.31        1,039        14.62        1.25  - 1.25      1.43  -   1.43
            2004                103     10.17 -  10.17        1,050         7.93        1.25  - 1.25      8.22  -   8.22
            2003                 63      9.39 -   9.39          595         5.70        1.25  - 1.25     25.68  -  25.68
            2002                 43      7.47 -   7.47          322         6.67        1.25  - 1.25      2.15  -   2.15
      VIP Index 500
            2006                425      9.87 -   9.87        4,200         1.72        1.25  - 1.25     14.30  -  14.30
            2005                461      8.64 -   8.64        3,981         1.64        1.25  - 1.25      3.52  -   3.52
            2004                405      8.35 -   8.35        3,377         1.01        1.25  - 1.25      9.23  -   9.23
            2003                268      7.64 -   7.64        2,044         1.24        1.25  - 1.25     26.81  -  26.81
            2002                215      6.02 -   6.02        1,298         0.69        1.25  - 1.25    -23.22  - -23.22
      VIP Investment Grade
         Bond
            2006                163     13.58 -  13.58        2,207         4.13        1.25  - 1.25      3.06  -   3.06
            2005                187     13.17 -  13.17        2,464         3.57        1.25  - 1.25      0.92  -   0.92
            2004                196     13.05 -  13.05        2,555         4.09        1.25  - 1.25      3.15  -   3.15
            2003                203     12.65 -  12.65        2,565         3.24        1.25  - 1.25      3.89  -   3.89
            2002                144     12.18 -  12.18        1,750         1.43        1.25  - 1.25      8.96  -   8.96
      VIP Overseas
            2006                168     12.20 -  12.43        2,044         0.80        1.25  - 1.25     16.62  -  16.62
            2005                154     10.27 -  10.66        1,613         0.57        1.25  - 1.25     17.57  -  17.57
            2004                139      8.73 -   9.07        1,246         1.09        1.25  - 1.25     12.22  -  12.22
            2003                127      7.78 -   8.08        1,015         0.71        1.25  - 1.25     41.58  -  41.58
            2002                121      5.50 -   5.71          683         0.55        1.25  - 1.25    -21.28  - -21.28

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                             At December 31,                   For the year ended December 31,
                              ---------------------------------------   -----------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment        Expense          Total
                              (000s)   Lowest to Highest    (000s)      Income Ratio*       Ratio**        Return***
                              ------   -----------------   ----------   -------------   -------------   ---------------
Investments in the Fidelity
   Variable Insurance
   Products Fund (Service Class 2)
   Sub-Accounts:
      VIP Contrafund
         (Service Class 2)
            2006                250    $10.29 - $12.98       $2,768         1.13%       1.29% - 1.89%    2.91% -  9.33%
            2005 (ai)            55     11.87 -  11.92          659         0.00        1.29  - 1.89    18.68  - 19.17
      VIP Freedom 2010
         Portfolio
         (Service Class 2)
            2006 (w)             10     10.45 -  10.48          103         3.07        1.29  - 1.79     4.47  -  4.83
      VIP Freedom 2020
         Portfolio
         (Service Class 2)
            2006 (w)             16     10.48 -  10.51          165         2.67        1.29  - 1.79     4.77  -  5.13
      VIP Freedom 2030
         Portfolio
         (Service Class 2)
            2006 (w)             31     10.49 -  10.52          325         2.61        1.29  - 1.79     4.86  -  5.22
      VIP Freedom Growth
         Stock Portfolio
         (Service Class 2)
            2006 (w)              1      9.75 -   9.75           12         0.00        1.49  - 1.49    -2.47  - -2.47
      VIP Freedom Income
         Portfolio
         (Service Class 2)
            2006 (w)             11     10.36 -  10.37          110         5.44        1.29  - 1.49     3.59  -  3.73
      VIP Growth and Income
         (Service Class 2)
            2006                 19     12.26 -  12.38          236         0.51        1.29  - 1.89    10.73  - 11.40
            2005 (ai)             9     11.07 -  11.11          101         0.00        1.29  - 1.89    10.69  - 11.14
      VIP High Income
         (Service Class 2)
            2006                 19     11.39 -  11.51          216         9.07        1.29  - 1.89     8.93  -  9.60
            2005 (ai)            13     10.46 -  10.50          136        13.03        1.29  - 1.89     4.56  -  4.98
      VIP Index 500
         (Service Class 2)
            2006 (w)             32     10.81 -  10.85          343         0.00        1.29  - 1.79     8.09  -  8.46
      VIP Mid Cap
         (Service Class 2)
            2006                132      9.86 -  13.47        1,418         0.07        1.29  - 1.89    -1.42  - 10.96
            2005 (ai)            25     12.09 -  12.14          308         0.00        1.29  - 1.89    20.87  - 21.36
      VIP Money Market
         (Service Class 2)
            2006 (w)              3     10.23 -  10.23           29         6.12        1.29  - 1.29     2.35  -  2.35

(w)  For the period beginning May 1, 2006, and ending December 31, 2006
(ai) For the period beginning April 29, 2005 and ended December 31, 2005

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At December 31,                      For the year ended December 31,
                              ---------------------------------------   -----------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense          Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*       Ratio**        Return***
                              ------   -----------------   ----------   -------------   -------------   ---------------
Investments in the Franklin
   Templeton Variable
   Insurance Products Trust
   Sub-Accounts:
      Franklin Flex Cap
         Growth Securities
            2006                  12    $11.49 - $11.61      $   141        0.01%       1.29% - 1.89%    3.22% - 16.08%
            2005 (ai)              2     11.13 -  11.16           27        0.18        1.49    1.89    11.32  - 11.63
      Franklin Growth and
         Income Securities
            2006                 771     16.82 -  17.33       13,221        2.47        1.29  - 1.99    14.44  - 15.25
            2005                 775     14.70 -  15.03       11,559        2.73        1.29  - 1.99     1.46  -  2.18
            2004                 571     14.49 -  14.71        8,356        2.42        1.29  - 1.99    44.87  - 47.13
            2003 (aw)            143     13.38 -  13.48        1,920        0.09        1.29  - 1.89    33.80  - 34.75
      Franklin High Income
         Sec 2 (x)
            2006                  49     11.61 -  11.80          580        7.07        1.29  - 1.89     7.30  -  7.96
            2005                  56     10.82 -  10.93          610        6.58        1.29  - 1.89     1.37  -  1.99
            2004 (ao)             37     10.67 -  10.72          399        3.01        1.29  - 1.89     6.74  -  7.17
      Franklin Income Securities
            2006               1,839     12.94 -  13.19       24,046        3.46        1.29  - 1.99    15.89  - 16.72
            2005               1,207     11.16 -  11.30       13,581        3.35        1.29  - 1.99    -0.41  -  0.30
            2004 (ao)            316     11.21 -  11.26        3,553        0.13        1.29  - 1.99    12.10  - 12.63
      Franklin Large Cap
         Growth Securities
            2006               1,298     11.32 -  11.43       14,849        0.81        1.29  - 1.99     8.70  -  9.47
            2005                 680     10.42 -  10.51        7,115        0.42        1.29  - 1.99    -0.24  -  4.15
            2004 (av)             60     10.52 -  10.53          630        0.00        1.29  - 1.79     5.20  -  5.33
      Franklin Small Cap
         Value Securities
            2006                 473     21.54 -  22.19        9,999        0.70        1.29  - 1.99    14.66  - 15.48
            2005                 381     11.36 -  18.79        7,084        0.75        1.29  - 1.99     6.61  - 13.56
            2004                 200     17.62 -  17.90        3,570        0.16        1.29  - 1.99    21.29  - 22.15
            2003 (aw)             65     14.53 -  14.65          954        0.01        1.29  - 1.99    45.31  - 46.53
      Franklin Small Mid-Cap
         Growth Securities
            2006                  --        -- -     --           --        0.00        0.00  - 0.00     0.00  -  0.00
            2005 (ai)             --        -- -     --           --        0.00        0.00  - 0.00     0.00  -  0.00

(x)  Previously known as Franklin High Income
(ai) For the period beginning April 29, 2005 and ended December 31, 2005
(ao) For the period beginning April 30, 2004 and ended December 31, 2004
(av) For the period beginning October 1, 2004 and ended December 31, 2004
(aw) For the period beginning May 1, 2003 and ended December 31, 2003

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                  At December 31,                   For the year ended December 31,
                                        ------------------------------   -------------------------------------------------
                                          Accumulation
                                Units    Unit Fair Value    Net Assets     Investment       Expense            Total
                               (000s)   Lowest to Highest      (000s)    Income Ratio*      Ratio**          Return***
                               ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Franklin
   Templeton Variable
   Insurance Products Trust
   Sub-Accounts (continued):
      Franklin US Government
            2006                  540    $10.46 - $10.66      $ 5,720         4.25%      1.29% - 1.99%     1.95% -   2.68%
            2005                  482     10.26 -  10.39        4,983         4.83       1.29  - 1.99      0.37  -   1.09
            2004 (ao)             183     10.22 -  10.27        1,880         0.39       1.29  - 1.99      2.25  -   2.74
      Mutual Discovery
            2006                   55     11.04 -  13.71          626         0.25       1.29  - 1.89     10.41  -  20.74
            2005 (ai)               2     11.36 -  11.36           22         0.00       1.89  - 1.89     13.58  -  13.58
      Mutual Shares Securities
            2006                1,099     14.00 -  17.57       19,035         1.28       1.29  - 1.99     16.03  -  16.86
            2005                  933     15.14 -  15.49       13,903         0.91       1.29  - 1.99      8.36  -   9.13
            2004                  630     10.97 -  13.97        8,795         0.65       1.29  - 1.99      9.74  -  10.39
            2003                  141     12.66 -  12.77        1,795         0.06       1.29  - 1.99     26.59  -  27.65
            2002                  < 1      8.99 -   8.99          < 1         0.00       1.35  - 1.35    -10.07  - -10.07
      Templeton Asset Strategy
            2006                   62     15.97 -  15.97          994         5.43       1.25  - 1.25     19.61  -  19.61
            2005                   42     13.35 -  13.35          564         3.62       1.25  - 1.25      2.27  -   2.27
            2004                   38     13.06 -  13.06          498         2.59       1.25  - 1.25     14.27  -  14.27
            2003                   37     11.42 -  11.42          425         2.57       1.25  - 1.25     30.31  -  30.31
            2002                   26      8.77 -   8.77          227         2.19       1.25  - 1.25     -5.58  -  -5.58
      Templeton Developing
         Markets Securities
            2006                  167     32.27 -  33.24        5,225         1.22       1.29  - 1.99     25.55  -  26.44
            2005                  115     25.71 -  26.29        2,885         1.33       1.29  - 1.99     24.90  -  25.79
            2004                   56     20.58 -  20.90        1,167         1.73       1.29  - 1.99     22.23  -  23.10
            2003 (aw)              14     16.84 -  16.98          237         0.13       1.29  - 1.99     68.38  -  69.79
      Templeton Foreign
         Securities
            2006                1,060     13.27 -  14.40       19,659         1.21       1.25  - 1.99     19.94  -  32.71
            2005                  688     11.67 -  17.02       10,344         1.11       1.25  - 1.99      7.98  -   8.80
            2004                  326     10.73 -  15.76        4,396         0.92       1.25  - 1.99     16.17  -  17.05
            2003                  168      9.16 -  13.57        1,746         1.25       1.25  - 1.99     30.56  -  35.69
            2002                  110      7.02 -   7.02          773         1.54       1.25  - 1.25    -19.58  - -19.58

(ai) For the period beginning April 29, 2005 and ended December 31, 2005
(ao) For the period beginning April 30, 2004 and ended December 31, 2004
(aw) For the period beginning May 1, 2003 and ended December 31, 2003

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At December 31,                         For the year ended December 31,
                               ---------------------------------------   -------------------------------------------------
                                           Accumulation
                                Units    Unit Fair Value    Net Assets     Investment       Expense            Total
                               (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                               ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Goldman
   Sachs Variable Insurance
   Trust Sub-Account:
      VIT Growth and Income
            2006                   7     $12.64 - $12.77       $  94          1.80%      1.29% - 1.89%    20.32% -  21.05%
            2005 (ai)              6      10.50 -  10.55          67          2.83       1.29  - 1.89      5.03  -   5.46
      VIT Mid Cap Value
            2006                  29      12.94 -  13.07         372          1.03       1.29  - 1.89     13.97  -  30.74
            2005 (ai)             25      11.35 -  11.39         285          0.83       1.49  - 1.89     13.55  -  13.86
      VIT Structured Small Cap
         Equity (y)
            2006                  35      12.47 -  12.60         435          0.68       1.29  - 1.89     10.15  -  10.83
            2005                  34      11.32 -  11.37         384          0.23       1.29  - 1.89     13.21  -  13.67
            2004                  --         -- -     --          --          0.00       0.00  - 0.00      0.00  -   0.00
            2003                  --         -- -     --          --          0.00       0.00  - 0.00      0.00  -   0.00
            2002                 < 1       8.30 -   8.30         < 1          0.00       1.25  - 1.25    -17.05  - -17.05
      VIT Structured U.S.
         Equity (z)
            2006                  14      12.46 -  12.59         181          1.43       1.29  - 1.89     10.76  -  11.44
            2005 (ai)              7      11.25 -  11.30          78          1.27       1.29  - 1.89     12.49  -  12.95

Investments in the HSBC
   Variable Insurance Funds
   Sub-Accounts:
      HSBC VI Cash
         Management
            2003 (ax)             --      10.24 -  10.24          --          0.20       1.25  - 1.25      0.31  -   0.31
            2002                 292      10.28 -  10.28       2,998          0.78       1.25  - 1.25     -0.44  -  -0.44
      HSBC VI Fixed Income
            2003 (ax)             --      11.46 -  11.46          11          1.48       1.25  - 1.25      0.32  -   0.32
            2002                 149      11.43 -  11.43       1,707          3.01       1.25  - 1.25      8.56  -   8.56
      HSBC VI Growth
         & Income
            2003 (ax)             --       6.54 -   6.54          --          0.42       1.25  - 1.25      6.00  -   6.00
            2002                 281       6.17 -   6.17       1,734          0.29       1.25  - 1.25    -25.86  - -25.86

(y)  Previously known as VIT CORE Small Cap Equity
(z)  Previously known as VIT CORE U.S. Equity
(ai) For the period beginning April 29, 2005 and ended December 31, 2005
(ax) For the period beginning January 1, 2003 and ended April 30, 2003

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                            For the year ended December 31,
                               ---------------------------------------   -------------------------------------------------
                                          Accumulation
                                Units    Unit Fair Value    Net Assets     Investment       Expense            Total
                               (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                               ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Lord Abbett
   Series Fund Sub-Accounts:
      All Value
         2006                    193     $12.84 - $13.05      $2,489          0.68%      1.29% - 1.99%    12.37% -  13.17%
         2005                    140      11.43 -  11.53       1,607          0.59       1.29  - 1.99      5.58  -  14.27
         2004 (ay)                13      10.90    10.92         146          0.55       1.29  - 1.89      9.04  -   9.20
      Bond-Debenture
         2006                    615      11.02 -  11.27       6,858          7.47       1.29  - 1.99      7.16  -   7.92
         2005                    347      10.28 -  10.37       3,589          8.15       1.29  - 1.99      0.00  -   2.79
         2004 (av)                39      10.36    10.37         403          8.77       1.29  - 1.79      3.57  -   3.70
      Growth and Income
         2006                    341      12.66 -  12.87       4,357          1.46       1.29  - 1.99     14.95  -  15.76
         2005                    256      11.02 -  11.11       2,836          1.67       1.29  - 1.99      1.92  -  10.15
         2004 (av)                29      10.89    10.90         311          1.42       1.29  - 1.89      8.88  -   9.04
      Growth Opportunities
         2006                    228      12.07 -  12.27       2,769          0.00       1.29  - 1.99      5.75  -   6.51
         2005                    108      11.42 -  11.52       1,243          0.00       1.29  - 1.99      3.28  -  14.17
         2004 (av)                20      11.14    11.15         219          0.00       1.29  - 1.79     11.39  -  11.53
      Mid-Cap Value
         2006                    567      12.97 -  13.18       7,385          0.57       1.29  - 1.99     10.00  -  10.79
         2005                    435      11.79 -  11.90       5,132          0.75       1.29  - 1.99      6.83  -  17.91
         2004 (av)                41      11.12    11.14         457          0.32       1.29  - 1.89     11.19  -  11.36

Investments in the LSA
   Variable Series Trust
   Sub-Accounts:
      LSA Aggressive Growth
         2004 (ay)                --        N/A -    N/A          --          0.00       0.00  - 0.00       N/A  -    N/A
         2003                     42      12.97 -  13.06         541          0.00       1.29  - 1.89     29.69  -  30.61
         2002 (ba)                 3       7.30 -   7.30          25          0.00       1.35  - 1.48    -27.05  - -26.99
      LSA Equity Growth
         2004 (az)                --        N/A -    N/A          --          0.00       0.00  - 0.00       N/A  -    N/A
         2003 (ba)                35      12.13 -  12.21         421          0.00       1.29  - 1.89     21.28  -  22.15
      LSA Mid Cap Value
         2004 (bb)                --        N/A -    N/A          --          0.14       0.00  - 0.00       N/A  -    N/A
         2003 (aw)                59      15.10 -  15.23         893          0.14       1.29  - 1.99     50.99  -  52.26

(av) For the period beginning October 1, 2004 and ended December 31, 2004
(aw) For the period beginning May 1, 2003 and ended December 31, 2003
(ay) On April 30, 2004, LSA Aggressive Growth merged into LIT Aggressive Growth (Class II)
(az) On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity
     Growth
(ba) For the period beginning May 1, 2002 and ended December 31, 2002
(bb) On April 30, 2004, LSA Mid Cap Value merged into Van Kampen UIF U.S. Mid Cap Value

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At December 31,                        For the year ended December 31,
                              ---------------------------------------   ------------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense            Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                              ------   -----------------   ----------   -------------   -------------   ----------------
Investments in the MFS
   Variable Insurance Trust
   Sub-Accounts:
      MFS Emerging Growth
         2006                    --     $   -- - $   --      $   --          0.00%      0.00% - 0.00%     0.00% -   0.00
         2005                    --         -- -     --          --          0.00       0.00  - 0.00      0.00  -   0.00
         2004                    --         -- -     --          --          0.00       0.00  - 0.00      0.00  -   0.00
         2003                    --         -- -     --          --          0.00       0.00  - 0.00      0.00  -   0.00
         2002                   < 1       3.48 -   3.48         < 1          0.00       1.25  - 1.25    -65.19  - -65.19
      MFS High Income
         2006                    44      13.00 -  13.00         568          7.88       1.25  - 1.25      9.01  -   9.01
         2005                    45      11.93 -  11.93         536          5.57       1.25  - 1.25      0.89  -   0.89
         2004                    50      11.82 -  11.82         586          2.79       1.25  - 1.25      7.79  -   7.79
         2003                    15      10.97 -  10.97         168          4.45       1.25  - 1.25     16.48  -  16.48
         2002                    10       9.42 -   9.42          92          7.80       1.25  - 1.25      1.28  -   1.28
      MFS Investors Trust
         2006                    92       9.89 -   9.89         913          0.49       1.25  - 1.25     11.59  -  11.59
         2005                   123       8.86 -   8.86       1,087          0.56       1.25  - 1.25      5.98  -   5.98
         2004                   114       8.36 -   8.36         955          0.60       1.25  - 1.25      9.96  -   9.96
         2003                    88       7.60 -   7.60         667          0.61       1.25  - 1.25     20.62  -  20.62
         2002                    74       6.30 -   6.30         463          0.55       1.25  - 1.25    -21.95  - -21.95
      MFS New Discovery
         2006                    85       9.08 -   9.08         771          0.00       1.25  - 1.25     11.80  -  11.80
         2005                    88       8.12 -   8.12         712          0.00       1.25  - 1.25      3.93  -   3.93
         2004                    86       7.82 -   7.82         674          0.00       1.25  - 1.25      5.19  -   5.19
         2003                    78       7.43 -   7.43         579          0.00       1.25  - 1.25     32.05  -  32.05
         2002                    66       5.63 -   5.63         372          0.00       1.25  - 1.25    -43.72  - -32.49
      MFS Research Bond
         2006                    86      13.97 -  13.97       1,207          3.91       1.25  - 1.25      2.76  -   2.76
         2005                   103      13.60 -  13.60       1,403          5.21       1.25  - 1.25      0.25  -   0.25
         2004                   110      13.56 -  13.56       1,495          5.82       1.25  - 1.25      4.74  -   4.74
         2003                   122      12.95 -  12.95       1,578          5.88       1.25  - 1.25      7.97  -   7.97
         2002                   101      11.99 -  11.99       1,209          5.69       1.25  - 1.25      7.56  -   7.56

Investments in the Morgan Stanley
   Variable Investment Series
   Sub-Accounts:
      Aggressive Equity
         2006                    93      13.39 -  14.88       1,258          0.00       0.83  - 1.48      6.26  -   6.95
         2005                   118      12.60 -  13.91       1,494          0.00       0.83  - 1.48     21.36  -  22.15
         2004                   168      10.38 -  11.39       1,750          0.01       0.83  - 1.48     11.06  -  11.78
         2003                   177       9.35 -  10.19       1,660          0.01       0.83  - 1.48     24.21  -  25.02
         2002                   203       7.53 -   8.15       1,534          0.31       0.83  - 1.48    -23.74  - -18.50

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At December 31,                         For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense            Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Morgan Stanley
   Variable Investment Series
   Sub-Accounts (continued):
      Capital Growth
         2002 (bc)                --    $   NA - $   NA          --          0.49%      1.00% - 1.48%      N/A% -    N/A%
      Dividend Growth
         2006                    611     37.57 -  42.26      25,996          1.34       1.00  - 1.48      9.47  -   9.99
         2005                    790     34.15 -  38.61      30,687          1.29       1.00  - 1.48      4.06  -   4.56
         2004                    946     32.66 -  37.10      35,254          1.58       1.00  - 1.48      6.87  -   7.38
         2003                  1,102     34.72 -  35.09      38,402          1.84       1.35  - 1.48     26.01  -  26.17
         2002                  1,304     27.55 -  27.81      36,025          1.99       1.35  - 1.48    -19.22  - -19.11
      Equity
         2006                    243     13.30 -  59.57      14,736          0.00       0.83  - 1.48      2.66  -   3.33
         2005                    350     12.88 -  58.02      20,593          0.00       0.83  - 1.48     16.43  -  17.18
         2004                    419     10.99 -  49.84      21,143          0.41       0.83  - 1.48      9.51  -  10.23
         2003                    503      9.97 -  45.51      23,231          0.37       0.83  - 1.48     21.00  -  21.79
         2002                    611      8.18 -  37.61      23,276          0.34       0.83  - 1.48    -22.37  - -18.15
      European Growth
         2006                    174     49.30 -  52.86       8,684          1.69       1.00  - 1.48     28.30  -  28.92
         2005                    219     38.42 -  41.01       8,490          1.21       1.00  - 1.48      7.10  -   7.61
         2004                    264     35.87 -  38.11       9,568          1.12       1.00  - 1.48     11.08  -  11.61
         2003                    303     32.30 -  32.64       9,877          0.88       1.35  - 1.48     27.14  -  27.30
         2002                    371     25.40 -  25.64       9,495          1.36       1.35  - 1.48    -22.52  - -22.41
      Global Advantage
         2006                     80     10.27 -  10.38         827          0.82       1.35  - 1.48     16.81  -  16.97
         2005                    105      8.79 -   8.88         926          0.27       1.35  - 1.48      5.23  -   5.37
         2004                    129      8.35 -  11.82       1,084          0.42       0.83  - 1.48     10.89  -  18.15
         2003                    144      7.53 -   7.59       1,089          0.96       1.35  - 1.48     29.19  -  29.36
         2002                    199      5.83 -   5.87       1,159          0.82       1.35  - 1.48    -21.98  - -21.88
      Global Dividend Growth
         2006                    328     27.13 -  28.79       9,000          1.96       1.00  - 1.48     20.15  -  20.73
         2005                    409     22.58 -  23.85       9,321          1.63       1.00  - 1.48      4.78  -   5.28
         2004                    476     21.55 -  22.65      10,361          1.49       1.00  - 1.48     13.24  -  13.79
         2003                    625     10.77 -  19.03      11,354          1.86       0.70  - 1.48      7.69  -  30.13
         2002                    645     14.62 -  14.76       9,510          1.76       1.35  - 1.48    -13.80  - -13.69
      High Yield
         2006                     72     14.07 -  18.36       1,032          7.03       1.00  - 1.48      7.69  -   8.21
         2005                     93     13.06 -  16.97       1,242          7.15       1.00  - 1.48      0.69  -   1.17
         2004                    113     12.69 -  12.97       1,496          7.33       0.83  - 1.48      8.23  -  26.88
         2003                    127     11.99 -  12.12       1,547          9.89       1.35  - 1.48     25.85  -  26.02
         2002                    149      9.52 -   9.61       1,439         18.29       1.35  - 1.48     -8.50  -  -8.38

(bc) On August 31, 2002 Capital Growth merged into Money Market;
     the investment income and the expense ratios are calculated for the period January 1, 2002 through August 31, 2002.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                               At December 31,                         For the year ended December 31,
                                   ---------------------------------------   ------------------------------------------------
                                               Accumulation
                                    Units    Unit Fair Value    Net Assets     Investment      Expense            Total
                                   (000s)   Lowest to Highest     (000s)     Income Ratio*     Ratio**          Return***
                                   ------   -----------------   ----------   -------------  -------------   -----------------
Investments in the Morgan Stanley
   Variable Investment Series
   Sub-Accounts (continued):
      Income Builder
         2006                         87    $14.22 - $18.10      $ 1,577         2.52%      0.83% - 1.48%    12.54% -  13.27%
         2005                        106     12.55 -  16.08        1,718         2.65       0.83  - 1.48      5.39  -   6.08
         2004                        131     11.83 -  15.26        2,006         3.66       0.83  - 1.48      9.33  -  10.04
         2003                        142     10.75 -  13.96        1,993         3.02       0.83  - 1.48     19.06  -  19.84
         2002                        166      8.97 -  11.72        1,955         4.52       0.83  - 1.48    -10.26  -  -9.00
      Information
         2006 (aa)                    --       N/A      N/A           --         0.00       0.00  - 0.00       N/A  -    N/A
         2005                         19      4.71 -   4.74           92         0.00       1.35  - 1.48     -0.87  -  -0.74
         2004                         82      4.75 -   4.77          390         0.00       1.35  - 1.48      2.02  -   2.15
         2003                         97      4.65 -   4.67          454         0.00       1.35  - 1.48     58.71  -  58.92
         2002                         14      2.93 -   2.94           40         1.15       1.35  - 1.48    -43.92  - -43.85
      Limited Duration
         2006                        108     10.90 -  11.74        1,276         4.29       0.83  - 1.48      2.75  -   3.42
         2005                        158     10.53 -  11.42        1,809         3.94       0.83  - 1.48      0.37  -   1.03
         2004                        189     10.43 -  11.38        2,155         4.08       0.83  - 1.48     -0.07  -   0.58
         2003                        220     10.37 -  11.39        2,515         4.01       0.83  - 1.48      0.73  -   1.38
         2002                        305     10.23 -  11.31        3,457         3.19       0.83  - 1.48      2.26  -   2.53
      Money Market
         2006                        343     14.72 -  24.26        5,170         4.97       1.00  - 1.48      3.08  -   3.58
         2005                        476     14.28 -  23.42        6,944         2.63       1.00  - 1.48      1.28  -   1.77
         2004                        516     14.10 -  23.01        7,420         0.82       1.00  - 1.48     -0.61  -  -0.14
         2003                        774     14.18 -  14.33       11,176         0.63       1.35  - 1.48     -0.81  -  -0.68
         2002 (be)                 2,133     10.03 -  14.30       27,246         1.19       0.70  - 1.48     -0.15  -   0.31
      Pacific Growth
         2004 (bd)                    --       N/A      N/A           --         0.00       0.00  - 0.00       N/A  -    N/A
         2003                        260      3.97 -   4.02        1,043         0.00       1.35  - 1.48     27.74  -  27.91
         2002                        324      3.11 -   3.14        1,018         0.00       1.35  - 1.48    -24.00  - -23.90
      Quality Income Plus
         2006                        419     12.58 -  26.12       11,175         5.01       0.83  - 1.48      4.15  -   4.82
         2005                        545     12.00 -  25.08       13,901         5.18       0.83  - 1.48      1.81  -   2.47
         2004                        710     11.71 -  24.64       17,737         5.51       0.83  - 1.48      3.68  -   4.36
         2003                        872     11.22 -  23.76       20,978         5.65       0.83  - 1.48      6.85  -  12.21
         2002                      1,062     22.24 -  22.45       23,878         6.10       1.35  - 1.48      3.96  -   4.10
      S&P 500 Index
         2006                        394     12.52 -  12.66        4,947         1.57       1.35  - 1.48     13.87  -  14.01
         2005                        506     10.99 -  11.10        5,575         1.61       1.35  - 1.48      3.10  -   3.24
         2004                        591     10.66 -  10.75        6,320         0.98       1.35  - 1.48      8.97  -   9.11
         2003                        647      9.78 -   9.86        6,349         1.01       1.35  - 1.48     25.98  -  26.14
         2002                        662      7.77 -   7.81        5,148         1.01       1.35  - 1.48    -23.63  - -23.53

(aa) For the period beginning January 1, 2006, and ending June 23, 2006
(bd) For the period beginning January 1, 2004 and ended April 30, 2004
(be) On August 31, 2002 Capital Growth merged into Money Market

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At December 31,                       For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense            Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Morgan Stanley
   Variable Investment Series
   Sub-Accounts (continued):
      Strategist
            2006                340     $39.88 - $50.41      $13,730         2.50%      1.00% - 1.48%    13.33% -  13.87%
            2005                452      35.19 -  44.27       16,105         1.95       1.00  - 1.48      6.74  -   7.25
            2004                528      32.97 -  41.28       17,602         1.86       1.00  - 1.48      8.75  -   9.28
            2003                645      30.31 -  30.64       19,757         1.64       1.35  - 1.48     24.39  -  25.55
            2002                763      24.37 -  24.60       18,775         1.52       1.35  - 1.48    -11.21  - -11.10
      Utilities
            2006                278      33.97 -  36.08        9,542         2.03       1.00  - 1.48     18.56  -  19.12
            2005                336      28.65 -  30.29        9,742         2.36       1.00  - 1.48     12.94  -  13.48
            2004                375      25.37 -  26.69        9,599         2.47       1.00  - 1.48     18.89  -  19.46
            2003                441      21.34 -  21.57        9,493         2.88       1.35  - 1.48     15.62  -  15.77
            2002                532      18.45 -  18.63        9,881         2.83       1.35  - 1.48    -24.00  - -23.90

Investments in the Morgan Stanley
   Variable Investment Series
   (Class Y Shares)
   Sub-Accounts:
      Aggressive Equity
         (Class Y Shares)
            2006                105      17.10 -  17.48        1,605         0.00       1.29  - 1.89      5.61  -   6.26
            2005                120      16.19 -  16.45        1,708         0.00       1.29  - 1.89     20.41  -  21.15
            2004                143      13.45 -  13.58        1,671         0.00       1.29  - 1.89     10.35  -  11.02
            2003                142      12.18 -  12.23        1,436         0.00       1.29  - 1.89     21.84  -  22.34
            2002                 49       4.87 -   7.00          344         0.07       1.35  - 1.58    -24.05  - -23.87
      Capital Growth
         (Class Y Shares)
            2002 (bf)            --        N/A -    N/A           --         0.32       1.35  - 1.58       N/A  -    N/A
      Dividend Growth
         (Class Y Shares)
            2006                280      14.57 -  14.90        3,548         1.18       1.29  - 1.89      8.74  -   9.40
            2005                362      13.40 -  13.62        4,196         1.05       1.29  - 1.89      3.37  -   4.00
            2004                392      12.96 -  13.10        4,357         1.43       1.29  - 1.89      6.17  -   6.81
            2003                357      12.21 -  12.26        3,611         1.16       1.29  - 1.89     22.10  -  22.60
            2002                253       7.52 -   8.23        1,925         2.26       1.35  - 1.58    -19.52  - -19.33

(bf) On August 31, 2002, Capital Growth (Class Y Shares) merged into Money Market (Class Y Shares)

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                             At December 31,                       For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense            Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Morgan Stanley
   Variable Investment Series
   (Class Y Shares)
   Sub-Accounts (continued):
      Equity
         (Class Y Shares)
            2006                162     $15.18 - $15.53      $2,149          0.00%      1.29% - 1.89%     1.96% -   2.58%
            2005                247      14.89 -  15.14       3,108          0.00       1.29  - 1.89     15.67  -  16.38
            2004                244      12.87 -  13.01       2,612          0.25       1.29  - 1.89      8.77  -  30.05
            2003                184      11.84 -  11.87       1,645          0.05       1.49  - 1.89     18.36  -  18.68
            2002                146       5.04 -   7.15         982          0.22       1.35  - 1.58    -22.68  - -22.50
      European Growth
         (Class Y Shares)
            2006                 73      18.90 -  19.32       1,196          1.60       1.29  - 1.89     27.43  -  28.21
            2005                 81      14.83 -  15.07       1,030          0.95       1.29  - 1.89      6.32  -   6.96
            2004                 88      13.95 -  14.09       1,035          1.05       1.29  - 1.89     10.35  -  11.03
            2003                 76      12.64 -  12.69         793          0.00       1.29  - 1.89     26.39  -  26.90
            2002                 52       6.59 -   7.41         382         11.84       1.35  - 1.58    -22.76  - -22.58
      Global Advantage
         (Class Y Shares)
            2006                 15      16.77 -  17.15         228          0.58       1.29  - 1.89     16.12  -  16.83
            2005                 17      14.44 -  14.68         226          0.05       1.29  - 1.89      4.43  -   5.07
            2004                 14      13.83 -  13.97         167          0.31       1.29  - 1.89     10.16  -  10.84
            2003                 10      12.55 -  12.60         114          0.00       1.29  - 1.89     25.51  -  26.03
            2002                  3       5.30 -   7.01          21          0.86       1.35  - 1.58    -22.18  - -22.00
      Global Dividend Growth
         (Class Y Shares)
            2006                117      18.06 -  18.47       2,003          1.86       1.29  - 1.89     19.31  -  20.04
            2005                128      15.14 -  15.38       1,810          1.39       1.29  - 1.89      4.17  -   4.81
            2004                122      14.53 -  14.68       1,639          1.39       1.29  - 1.89     12.49  -  13.17
            2003                 72      12.92 -  12.97         837          0.00       1.29  - 1.89     29.18  -  29.71
            2002                 44       8.35 -   8.47         366          1.88       1.35  - 1.58    -16.47  - -14.09
      High Yield
         (Class Y Shares)
            2006                184      12.97 -  13.27       1,968          6.99       1.29  - 1.89      6.95  -   7.61
            2005                225      12.13 -  12.33       2,262          7.09       1.29  - 1.89      0.00  -   0.61
            2004                217      12.13 -  12.25       2,124          7.55       1.29  - 1.89      7.49  -   8.15
            2003                183      11.29 -  11.33       1,541          3.47       1.29  - 1.89     12.85  -  13.31
            2002                 12       7.05 -   7.06          78         20.93       1.35  - 1.48     -8.72  -  -8.60

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At December 31,                       For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense            Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**           Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Morgan Stanley
   Variable Investment Series
   (Class Y Shares)
   Sub-Accounts (continued):
      Income Builder
         (Class Y Shares)
            2006                147     $14.77 - $15.11      $2,029          2.44%      1.29% - 1.89%    11.81% -  12.49%
            2005                171      13.21 -  13.43       2,106          2.49       1.29  - 1.89      4.70  -   5.34
            2004                173      12.62 -  12.75       2,019          3.81       1.29  - 1.89      8.63  -   9.29
            2003                168      11.62 -  11.67       1,771          2.36       1.29  - 1.89     16.18  -  16.66
            2002                 60       8.75 -   9.43         522          3.75       1.35  - 1.58     -9.19  -  -5.68
      Information
         (Class Y Shares)
            2006 (aa)            --        N/A -    N/A          --          0.00       0.00  - 0.00       N/A  -    N/A
            2005                 10      14.86 -  15.10         124          0.00       1.29  - 1.89     -1.69  -  -1.09
            2004                 12      15.11 -  15.27         151          0.00       1.29  - 1.89      1.40  -   2.02
            2003                 14      14.90 -  14.96         156          0.00       1.29  - 1.89     49.04  -  49.65
            2002                  3       5.00 -   5.00          15          1.25       1.48  - 1.48    -44.12  - -44.12
      Limited Duration
         (Class Y Shares)
            2006                418      10.07 -  10.29       4,395          4.66       1.29  - 1.89      2.07  -   2.69
            2005                555       9.86 -  10.03       5,698          3.68       1.29  - 1.89     -0.40  -   0.20
            2004                542       9.90 -  10.00       5,599          3.93       1.29  - 1.89     -0.74  -  -0.13
            2003                473       9.98 -  10.02       4,962          1.65       1.29  - 1.89     -0.23  -   0.18
            2002                169      10.54 -  10.82       1,786          2.12       1.35  - 1.58      2.18  -   2.41
      Money Market
         (Class Y Shares)
            2006 (aa)           317      10.06 -  10.29       3,238          4.55       1.29  - 1.89      2.39  -   3.01
            2005                378       9.83 -   9.99       3,747          2.39       1.29  - 1.89      0.60  -   1.21
            2004                400       9.77 -   9.87       3,933          0.62       1.29  - 1.89     -1.29  -  -0.68
            2003                283       9.90 -   9.94       2,812          0.19       1.29  - 1.89     -1.04  -  -0.64
            2002 (bf)           208      10.04 -  10.25       2,093          1.03       1.35  - 1.58     -0.50  -  -0.27
      Pacific Growth
         (Class Y Shares)
            2004 (bd)            --        N/A -    N/A          --          0.00       0.00  - 0.00       N/A  -    N/A
            2003                 17      13.89 -  13.94         187          0.00       1.29  - 1.89     38.87  -  39.43
            2002                  4       4.54 -   6.15          24          0.00       1.48  - 1.58    -24.76  - -24.68

(aa) For the period beginning January 1, 2006, and ended June 23, 2006
(bd) For the period beginning January 1, 2004 and ended April 30, 2004
(bf) On August 31, 2002, Capital Growth (Class Y Shares) merged into Money Market (Class Y Shares)

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At December 31,                     For the year ended December 31,
                               ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets    Investment        Expense            Total
                               (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                               ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Morgan Stanley
   Variable Investment
   Series (Class Y Shares)
   Sub-Accounts (continued):
      Quality Income Plus
         (Class Y Shares)
            2006                 468     $11.06 - $11.31      $5,576         5.23%       1.29% - 1.89%     3.35% -   3.98%
            2005                 575      10.71 -  10.88       6,592         4.93        1.29  - 1.89      1.13  -   1.75
            2004                 526      10.59 -  10.69       6,012         5.63        1.29  - 1.89      3.09  -   3.72
            2003                 368      10.27 -  10.31       4,209         2.57        1.29  - 1.89      2.69  -   3.11
            2002                 286      10.84 -  11.61       3,107         5.95        1.35  - 1.58      3.61  -   3.85
      S&P 500 Index
         (Class Y Shares)
            2006                 376      15.12 -  15.46       5,029         1.48        1.29  - 1.89     13.04  -  13.73
            2005                 441      13.38 -  13.60       5,109         1.45        1.29  - 1.89      2.47  -   3.09
            2004                 457      13.05 -  13.19       5,061         0.77        1.29  - 1.89      8.21  -   8.87
            2003                 387      12.06 -  12.11       3,775         0.00        1.29  - 1.89     20.65  -  21.14
            2002                 150       6.16 -   7.22       1,066         0.87        1.35  - 1.58    -23.88  - -23.71
      Strategist
         (Class Y Shares)
            2006                 221      15.46 -  15.81       3,059         2.44        1.29  - 1.89     12.59  -  13.27
            2005                 263      13.73 -  13.95       3,212         1.72        1.29  - 1.89      6.03  -   6.67
            2004                 279      12.95 -  13.08       3,201         1.74        1.29  - 1.89      8.04  -   8.70
            2003                 255      11.99 -  12.03       2,659         0.78        1.29  - 1.89     19.85  -  20.34
            2002                 225       7.62 -   8.47       1,863         1.47        1.35  - 1.58    -11.53  - -11.32
      Utilities
         (Class Y Shares)
            2006                  73      17.87 -  18.27         987         1.77        1.29  - 1.89     17.77  -  18.48
            2005                  90      15.17 -  15.42       1,022         2.11        1.29  - 1.89     12.20  -  12.88
            2004                  95      13.52 -  13.66         938         2.26        1.29  - 1.89     18.01  -  18.73
            2003                  84      11.46 -  11.51         639         1.69        1.29  - 1.89     14.58  -  15.05
            2002                  80       5.32 -   6.31         497         2.95        1.35  - 1.58    -24.29  - -24.11

Investments in the Oppenheimer
   Variable Account Funds
   Sub-Accounts:
      Oppenheimer Capital
         Appreciation
            2006                 242       8.43 -   8.43       2,036         0.38        1.25  - 1.25      6.61  -   6.61
            2005                 262       7.91 -   7.91       2,071         0.92        1.25  - 1.25      3.80  -   3.80
            2004                 300       7.62 -   7.62       2,285         0.27        1.25  - 1.25      5.60  -   5.60
            2003                 237       7.21 -   7.21       1,711         0.33        1.25  - 1.25     29.31  -  29.31
            2002                 187       5.58 -   5.58       1,041         0.52        1.25  - 1.25    -27.77  - -27.77

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At December 31,                        For the year ended December 31,
                               ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets    Investment        Expense           Total
                               (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**         Return***
                               ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Oppenheimer
   Variable Account Funds
   Sub-Accounts (continued):
      Oppenheimer Core Bond
            2006                 138     $13.53 - $13.53      $1,863         5.25%       1.25% - 1.25%     3.97% -   3.97%
            2005                 145      13.02 -  13.02       1,886         5.01        1.25  - 1.25      1.31  -   1.31
            2004                 143      12.85 -  12.85       1,839         4.21        1.25  - 1.25      4.17  -   4.17
            2003                 121      12.33 -  12.33       1,494         5.37        1.25  - 1.25      5.44  -   5.44
            2002                 106      11.70 -  11.70       1,245         6.03        1.25  - 1.25      7.72  -   7.72
      Oppenheimer Global
         Securities
            2006                 134      14.02 -  14.02       1,884         1.00        1.25  - 1.25     16.23  -  16.23
            2005                 141      12.07 -  12.07       1,697         0.97        1.25  - 1.25     12.89  -  12.89
            2004                 130      10.69 -  10.69       1,394         1.19        1.25  - 1.25     17.67  -  17.67
            2003                 109       9.08 -   9.08         988         0.60        1.25  - 1.25     41.24  -  41.24
            2002                  85       6.43 -   6.43         544         0.44        1.25  - 1.25    -23.11  - -23.11
      Oppenheimer High
         Income
            2006                  94      13.20 -  13.20       1,244         7.43        1.25  - 1.25      8.07  -   8.07
            2005                  99      12.21 -  12.21       1,214         6.32        1.25  - 1.25      1.04  -   1.04
            2004                  95      12.09 -  12.09       1,149         5.13        1.25  - 1.25      7.60  -   7.60
            2003                  63      11.23 -  11.23         708         6.24        1.25  - 1.25     22.41  -  22.41
            2002                  52       9.18 -   9.18         481         8.89        1.25  - 1.25     -3.61  -  -3.61
      Oppenheimer Main
         Street
            2006                 491      10.61 -  10.61       5,209         1.12        1.25  - 1.25     13.60  -  13.60
            2005                 511       9.34 -   9.34       4,773         1.30        1.25  - 1.25      4.67  -   4.67
            2004                 512       8.92 -   8.92       4,573         0.82        1.25  - 1.25      8.09  -   8.09
            2003                 494       8.26 -   8.26       4,078         0.83        1.25  - 1.25     25.14  -  25.14
            2002                 402       6.60 -   8.66       2,651         0.59        1.25  - 1.35    -19.81  - -13.43
      Oppenheimer Main Street
         Small Cap Growth
            2006                 172      14.81 -  14.81       2,541         0.16        1.25  - 1.25     13.57  -  13.57
            2005                 184      13.04 -  13.04       2,399         0.00        1.25  - 1.25      8.56  -   8.56
            2004                 165      12.01 -  12.01       1,979         0.00        1.25  - 1.25     17.93  -  17.93
            2003                 119      10.19 -  10.19       1,217         0.00        1.25  - 1.25     42.56  -  42.56
            2002                  78       7.15 -   7.15         557         0.00        1.25  - 1.25    -16.80  - -16.80

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At December 31,                       For the year ended December 31,
                               ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets    Investment        Expense           Total
                               (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**         Return***
                               ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Oppenheimer
   Variable Account Funds
   Sub-Accounts (continued):
      Oppenheimer MidCap
         Fund (ab)
            2006                  283    $ 7.34 - $ 7.34      $ 2,075        0.00%       1.25% - 1.25%     1.68% -   1.68%
            2005                  303      7.22 -   7.22        2,184        0.00        1.25  - 1.25     10.94  -  10.94
            2004                  294      6.50 -   6.50        1,912        0.00        1.25  - 1.25     18.28  -  18.28
            2003                  302      5.50 -   5.50        1,660        0.00        1.25  - 1.25     24.02  -  24.02
            2002                  290      3.29 -   4.43        1,284        0.57        1.25  - 1.25    -67.05  - -28.69
      Oppenheimer Strategic
         Bond
            2006                  219     15.27 -  15.27        3,348        4.48        1.25  - 1.25      6.16  -   6.16
            2005                  256     14.38 -  14.38        3,676        4.48        1.25  - 1.25      1.40  -   1.40
            2004                  263     14.18 -  14.18        3,735        5.10        1.25  - 1.25      7.32  -   7.32
            2003                  277     13.22 -  13.22        3,661        5.75        1.25  - 1.25     16.60  -  16.60
            2002                  221     10.41 -  11.34        2,504        5.59        1.25  - 1.35      4.07  -   6.10

Investments in the Oppenheimer
   Variable Account Funds
   (Service Class ("SC"))
   Sub-Accounts:
      Oppenheimer
         Balanced (SC)
            2006                  499     11.48 -  15.53        7,833        1.93        1.29  - 1.99      8.66  -   9.43
            2005                  501     14.29 -  14.61        7,234        1.46        1.29  - 1.99      1.62  -   2.34
            2004                  314     14.06 -  14.28        4,467        0.53        1.29  - 1.99      7.61  -   8.38
            2003 (aw)              54     13.07 -  13.18          711        0.00        1.29  - 1.99     30.67  -  31.76
      Oppenheimer Capital
         Appreciation (SC)
            2006                1,233     13.90 -  14.27       17,255        0.19        1.29  - 1.99      5.54  -   6.30
            2005                1,058     13.17 -  13.42       14,017        0.57        1.29  - 1.99      2.78  -   3.51
            2004                  495     12.82 -  12.97        6,386        0.15        1.29  - 1.99      4.49  -  29.68
            2003 (aw)             121     12.26 -  12.32        1,486        0.00        1.29  - 1.99     22.64  -  23.23
      Oppenheimer Core
         Bond (SC)
            2006                  692     10.42 -  10.59        7,295        2.80        1.29  - 1.99      2.85  -   3.58
            2005                  231     10.13 -  10.22        2,350        3.23        1.29  - 1.99      1.02  -   1.30
            2004 (av)              31     10.10 -  10.12          310        0.00        1.29  - 1.79      1.05  -   1.18

(ab) Previously known as Oppenheimer Aggressive Growth
(av) For the period beginning October 1, 2004 and ended December 31, 2004
(aw) For the period beginning May 1, 2003 and ended December 31, 2003

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                         At December 31,                         For the year ended December 31,
                              ---------------------------------------   -----------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense          Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**        Return***
                              ------   -----------------   ----------   -------------   -------------   ---------------
Investments in the Oppenheimer
   Variable Account Funds
   (Service Class ("SC"))
   Sub-Accounts (continued):
      Oppenheimer Global
         Securities (SC)
            2006                 197    $21.28 - $21.92     $ 4,214         0.89%       1.29% - 1.99%   15.03% - 15.85%
            2005                 205     18.50 -  18.92       3,839         0.78        1.29  - 1.99    11.80  - 12.59
            2004                 172     16.55 -  16.81       2,874         0.83        1.29  - 1.99    16.51  - 17.35
            2003 (aw)             67     14.20 -  14.32         958         0.00        1.29  - 1.99    42.04  - 43.23
      Oppenheimer High
         Income (SC)
            2006                 686     14.75 -  15.19      10,267         7.26        1.29  - 1.99     7.06  -  7.82
            2005                 679     13.78 -  14.09       9,461         5.60        1.29  - 1.99    -0.02  -  0.69
            2004                 420     13.78 -  13.99       5,849         2.89        1.29  - 1.99     6.57  -  7.33
            2003 (aw)             57     12.93 -  13.04         734         0.00        1.29  - 1.99    29.30  - 30.39
      Oppenheimer Main
         Street (SC)
            2006               1,657     12.38 -  15.72      25,860         0.95        1.29  - 1.99    12.48  - 13.28
            2005               1,354     13.98 -  14.30      18,868         0.92        1.29  - 1.99     3.64  -  4.38
            2004                 809     13.49 -  13.70      11,023         0.46        1.29  - 1.99     6.97  -  7.74
            2003 (aw)            226     12.61 -  12.71       2,858         0.00        1.29  - 1.99    26.07  - 27.13
      Oppenheimer Main
         Street Small Cap
         Growth (SC)
            2006                 517     13.42 -  20.66      10,428         0.02        1.29  - 1.99    12.38  - 13.18
            2005                 422     18.38 -  18.80       7,695         0.00        1.29  - 1.99     7.54  -  8.30
            2004                 208     17.09 -  17.36       3,592         0.00        1.29  - 1.99    16.81  - 17.64
            2003 (aw)             70     14.63 -  14.75       1,023         0.00        1.29  - 1.99    46.32  - 47.55
      Oppenheimer MidCap
         Fund (SC) (ac)
            2006                 249     15.99 -  16.47       3,984         0.00        1.29  - 1.99     0.66  -  1.38
            2005                 220     15.89 -  16.25       3,529         0.00        1.29  - 1.99     9.76  - 10.54
            2004                 120     14.47 -  14.70       1,754         0.00        1.29  - 1.99    17.06  - 17.89
            2003 (aw)             50     12.36 -  12.47         621         0.00        1.29  - 1.99    23.64  - 24.68
      Oppenheimer Strategic
         Bond (SC)
            2006               2,135     13.59 -  14.00      29,149         4.05        1.29  - 1.99     5.11  -  5.85
            2005               1,769     12.93 -  13.22      22,993         3.54        1.29  - 1.99     0.45  -  1.16
            2004                 953     12.87 -  13.07      12,396         2.05        1.29  - 1.99     6.28  -  7.04
            2003 (aw)            134     12.11 -  12.21       1,624         0.00        1.29  - 1.99    21.11  - 22.13

(ac) Previously known as Oppenheimer Aggressive Growth (SC)
(aw) For the period beginning May 1, 2003 and ended December 31, 2003

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                         At December 31,                           For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets    Investment         Expense          Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*       Ratio**        Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the PIMCO
   Variable Insurance Trust
      PIMCO VIT
         Commodity Real
         Return Strategy
            2006 (w)               1    $ 9.50 - $ 9.50     $     9        13.02%       1.49% - 1.49%    -4.96% -  -4.96%
      PIMCO VIT  Emerging
         Markets Bond
         (Admin Shares)
            2006 (w)              --       N/A -    N/A          --         0.00        0.00  - 0.00       N/A  -    N/A
      PIMCO VIT
         Real Return
         (Advisor Shares)
            2006 (w)               1     10.13 -  10.13           7        18.10        1.49  - 1.49      1.32  -   1.32
      PIMCO VIT
      Total Return
         (Advisor Shares)
            2006 (w)              17     10.29 -  10.33         175         3.36        1.29  - 1.89      2.86  -   3.29

Investments in the Putnam
   Variable Trust Sub-Accounts:
      VT American Government
         Income
            2006                 442     12.31 -  13.04       5,748         4.38        1.25  - 1.65      1.52  -   1.93
            2005                 564     12.13 -  12.79       7,182         3.26        1.25  - 1.65     -0.31  -   0.09
            2004                 626     12.16 -  12.78       7,971         3.96        1.25  - 1.65      0.97  -   1.38
            2003                 784     12.05 -  12.61       9,849         4.22        1.25  - 1.65     -0.12  -   0.29
            2002                 880     12.06 -  12.57      11,047         1.88        1.25  - 1.65      7.51  -  20.62
      VT Asia Pacific
            2002 (bg)             --       N/A -    N/A          --         0.00        1.25  - 1.25       N/A  -    N/A
      VT Capital
         Appreciation
            2006                 116      9.57 -   9.82       1,134         0.11        1.25  - 1.65     10.47  -  10.92
            2005                 126      8.66 -   8.85       1,111         0.44        1.25  - 1.65      6.10  -   6.53
            2004                 129      8.17 -   8.31       1,066         0.00        1.25  - 1.65     12.81  -  13.27
            2003                 135      7.24 -   7.34         986         0.00        1.25  - 1.65     22.74  -  23.23
            2002                 121      5.90 -   5.95         722         0.13        1.25  - 1.65    -41.02  - -23.32
      VT Capital
         Opportunities
            2006                  27     18.40 -  18.67         503         0.09        1.25  - 1.65     13.78  -  83.96
            2005                  19     16.26 -  16.41         314         0.00        1.25  - 1.60      8.40  -   8.78
            2004                  11     15.00 -  15.09         158         0.67        1.25  - 1.60     16.23  -  16.65
            2003 (aw)            103     12.90 -  12.93       1,330         4.31        1.25  - 1.65     28.98  -  29.32

(w)  For the period beginning May 1, 2006, and ended December 31, 2006
(aw) For the period beginning May 1, 2003 and ended December 31, 2003
(bg) For the period beginning January 1, 2002 and ended October 11, 2002

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At December 31,                       For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment        Expense           Total
                              (000s)   Lowest to Highest    (000s)      Income Ratio*       Ratio**         Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT Discovery Growth
            2006                 255    $ 5.45 - $ 5.59     $ 1,419         0.00%       1.25% - 1.65%     9.24% -   9.68%
            2005                 311      4.99 -   5.10       1,576         0.00        1.25  - 1.65      5.48  -   5.91
            2004                 330      4.73 -   4.81       1,584         0.00        1.25  - 1.65      5.80  -   6.23
            2003                 357      4.47 -   4.53       1,614         0.00        1.25  - 1.65     29.83  -  30.35
            2002                 334      3.44 -   3.48       1,160         0.00        1.25  - 1.65    -65.56  - -30.46
      VT Diversified Income
            2006                 611     14.14 -  14.20       8,673         5.72        1.25  - 1.65      4.54  -   4.97
            2005                 681     13.52 -  13.53       9,203         7.26        1.25  - 1.65      1.35  -   1.76
            2004                 724     13.29 -  13.34       9,623         9.43        1.25  - 1.65      7.40  -   7.84
            2003                 859     12.33 -  12.42      10,591         8.77        1.25  - 1.65     18.07  -  18.55
            2002                 842     10.40 -  10.52       8,757         8.27        1.25  - 1.65      4.58  -   5.20
      VT Equity Income
            2006                 107     16.03 -  16.27       1,746         1.08        1.25  - 1.65     17.36  -  60.29
            2005                 105     13.73 -  13.86       1,461         0.86        1.25  - 1.60      3.82  -   4.19
            2004                  79     13.30 -  13.23       1,044         0.00        1.25  - 1.60     10.03  -  10.42
            2003 (aw)             35     12.02 -  12.05         424         0.96        1.25  - 1.60     20.20  -  20.49
      VT The George Putnam
         Fund of Boston
            2006               1,250     12.61 -  14.36      16,504         2.48        1.25  - 1.89      9.81  -  10.53
            2005               1,429     11.41 -  13.08      17,052         1.99        1.25  - 1.89      2.04  -   2.70
            2004               1,459     11.11 -  11.99      16,826         1.82        1.25  - 1.89      6.16  -   6.86
            2003               1,347     10.40 -  12.07      14,344         2.13        1.25  - 1.89     15.58  -  20.72
            2002               1,158      9.00 -   9.65      10,558         2.24        1.25  - 1.65     -9.89  -  -3.50
      VT Global Asset
         Allocation
            2006                 700     11.98 -  15.39       9,404         2.73        1.25  - 1.99     10.62  -  11.45
            2005                 808     10.75 -  13.91       9,601         1.06        1.25  - 1.99      4.85  -   5.64
            2004                 634     10.17 -  13.27       6,870         1.71        1.25  - 1.99      7.74  -  32.67
            2003                 263      9.44 -  12.42       2,526         5.54        1.25  - 1.89     20.37  -  24.21
            2002                 190      7.52 -   7.84       1,481         1.94        1.25  - 1.65    -24.85  - -13.61
      VT Global Equity
            2006                 624      7.25 -  10.82       6,466         0.34        1.25  - 1.65     21.19  -  21.68
            2005                 716      5.99 -   8.89       6,148         0.79        1.25  - 1.65      6.99  -   7.43
            2004                 760      5.59 -   8.27       6,090         1.94        1.25  - 1.65     11.81  -  12.26
            2003                 803      5.00 -   7.37       5,760         1.04        1.25  - 1.65     27.10  -  27.62
            2002               1,189      3.94 -   5.78       6,204         0.06        1.25  - 1.65    -60.63  - -23.37

(aw) For the period beginning May 1, 2003 and ended December 31, 2003

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NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At December 31,                         For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense             Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**           Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT Growth and Income
            2006               3,821    $11.87 - $17.20      $47,645         1.57%      1.25% - 1.99%    13.61% -  14.47%
            2005               4,520     10.37 -  15.14       49,045         1.54       1.25  - 1.99      3.92  -  51.36
            2004               4,755      9.98 -  14.71       49,138         1.55       1.25  - 1.89      9.01  -   9.72
            2003               4,927      9.09 -  13.49       45,824         1.71       1.25  - 1.89     25.79  -  34.93
            2002               4,935      7.23 -   7.95       36,152         1.54       1.25  - 1.65    -20.00  - -20.33
      VT Growth Opportunities
            2006                 401      4.52 -   4.67        1,870         0.06       1.25  - 1.65      6.77  -   7.20
            2005                 459      4.23 -   4.36        1,999         0.61       1.25  - 1.65      2.39  -   2.81
            2004                 557      4.13 -   4.24        2,361         0.00       1.25  - 1.65      0.06  -   0.47
            2003                 585      4.13 -   4.22        2,469         0.00       1.25  - 1.65    -58.72  -  21.52
            2002                 587      3.47 -   3.48        2,038         0.00       1.25  - 1.60    -30.62  - -30.37
      VT Health Sciences
            2006                 483     12.72 -  13.24        6,022         0.32       1.25  - 1.99      0.75  -   1.51
            2005                 590     12.53 -  13.14        7,252         0.06       1.25  - 1.99     10.95  -  11.79
            2004                 642     11.21 -  11.84        7,075         0.18       1.25  - 1.99      4.99  -   5.79
            2003                 657     10.60 -  11.28        6,848         0.52       1.25  - 1.99     12.78  -  16.91
            2002                 654      7.55 -   9.07        5,890         0.00       1.25  - 1.65    -24.46  - -21.34
      VT High Yield
            2006                 699     13.65 -  15.79       10,335         7.43       1.25  - 1.99      8.33  -   9.15
            2005                 739     12.51 -  14.58        9,945         8.00       1.25  - 1.99      1.81  -  45.79
            2004                 637     12.28 -  14.46        8,255         7.70       1.25  - 1.89      8.45  -   9.16
            2003                 583     11.25 -  13.33        6,667         8.96       1.25  - 1.89     24.96  -  33.33
            2002                 469      9.01 -   9.11        4,221        12.16       1.25  - 1.65     -8.89  -  -1.97
      VT Income
            2006               2,390     10.96 -  12.95       28,341         4.31       1.25  - 1.99      2.45  -   3.22
            2005               2,134     10.70 -  12.55       25,127         3.04       1.25  - 1.99      0.33  -   1.08
            2004               1,697     10.67 -  12.41       20,522         3.96       1.25  - 1.99      2.36  -   3.13
            2003               1,643     10.42 -  12.04       19,661         4.43       1.25  - 1.99      3.12  -   4.20
            2002               1,542     11.67 -  11.88       18,009         4.57       1.25  - 1.65      6.54  -  18.85
      VT International Equity
            2006               1,189     16.82 -  21.03       20,213         0.60       0.83  - 1.89     25.31  -  26.67
            2005               1,187     13.28 -  16.78       15,890         1.41       0.83  - 1.89     10.08  -  11.27
            2004               1,162     11.93 -  14.41       13,653         1.48       0.83  - 1.89     14.00  -  15.23
            2003               1,258     10.42 -  13.37       12,739         0.85       1.25  - 1.89     26.92  -  33.70
            2002               1,580      5.79 -   8.21       11,714         0.76       1.25  - 1.65    -19.03  - -18.70

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                         At December 31,                          For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense             Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**           Return***
                              ------   -----------------   ----------   -------------   -------------   ----------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT International
         Growth and Income
            2006                 279    $14.94 - $16.83      $ 4,643         1.16%      1.25% - 1.65%    25.13% -  25.64%
            2005                 255     11.94 -  13.39        3,395         0.85       1.25  - 1.65     12.22  -  12.68
            2004                 247     10.64 -  11.89        2,913         1.19       1.25  - 1.65     18.99  -  19.47
            2003                 246      8.94 -   9.95        2,436         1.93       1.25  - 1.65     35.58  -  36.13
            2002                 411      6.60 -   7.31        2,893         0.46       1.25  - 1.65    -34.04  - -14.85
      VT International New
         Opportunities
            2006                 201      8.33 -  14.14        2,737         1.32       1.25  - 1.65     24.06  -  24.56
            2005                 216      6.72 -  11.35        2,382         0.64       1.25  - 1.65     16.42  -  16.89
            2004                 229      5.77 -   9.71        2,167         0.98       1.25  - 1.65     11.48  -  11.93
            2003                 249      5.17 -   8.68        2,125         0.38       1.25  - 1.65     31.01  -  31.54
            2002                 570      3.95 -   6.60        2,980         0.54       1.25  - 1.65    -60.50  - -14.71
      VT Investors
            2006               1,791      9.22 -  17.12       16,820         0.40       1.25  - 1.89     11.79  -  12.51
            2005               1,977      8.19 -  14.32       16,318         0.97       1.25  - 1.89      6.76  -   7.45
            2004               2,137      7.62 -  13.41       16,303         0.46       1.25  - 1.89     10.51  -  11.23
            2003               2,373      6.85 -  12.98       16,229         0.39       1.25  - 1.89     25.55  -  29.80
            2002               2,518      4.63 -   5.46       13,625         0.16       1.25  - 1.65    -53.73  - -24.83
      VT Mid Cap Value
            2006                  89     18.14 -  18.41        1,630         0.24       1.25  - 1.65     13.17  -  13.63
            2005                  86     16.03 -  16.20        1,391         0.20       1.25  - 1.65     10.59  -  11.04
            2004                  59     14.50 -  14.59          861         0.00       1.25  - 1.65     13.54  -  14.00
            2003 (aw)            144     12.77 -  12.80        1,845         1.58       1.25  - 1.65     27.67  -  28.01
      VT Money Market
            2006               2,501      9.97 -  11.27       25,940         4.52       1.25  - 1.99      2.30  -   3.07
            2005               1,677      9.75 -  10.94       17,026         2.56       1.25  - 1.99      0.50  -   1.25
            2004                 971      9.70 -  10.80        9,953         0.53       1.25  - 1.99     -1.34  -  -0.60
            2003               1,203      9.83 -  10.87       12,668         0.48       1.25  - 1.99     -1.68  -  -0.75
            2002               1,042     10.45 -  10.95       11,329         1.40       1.25  - 1.65     -0.07  -   4.52
      VT New Opportunities
            2006               1,242      8.98 -  16.78       10,782         0.00       1.25  - 1.89      6.51  -   7.21
            2005               1,453      8.38 -  15.75       11,647         0.11       1.25  - 1.89      7.93  -   8.63
            2004               1,647      7.71 -  14.59       12,158         0.00       1.25  - 1.89      8.22  -   8.93
            2003               1,777      7.08 -  13.48       12,001         0.00       1.25  - 1.89     30.78  -  34.84
            2002               1,875      3.36 -   5.41        9,650         0.00       1.25  - 1.65    -66.42  - -31.38

(aw) For the period beginning May 1, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At December 31,                        For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment        Expense          Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*       Ratio**         Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT New Value
            2006                 951    $16.15 - $19.42      $16,533         1.05%      1.25% - 1.99%    13.71% -  14.57%
            2005                 881     14.09 -  17.08       13,222         0.79       1.25  - 1.99      3.79  -   4.57
            2004                 699     13.48 -  16.45        9,913         0.78       1.25  - 1.99     13.13  -  13.99
            2003                 612     11.82 -  14.54        7,393         1.15       1.25  - 1.99     30.82  -  45.42
            2002                 615      9.04 -  10.11        5,632         0.89       1.25  - 1.65    -16.66  -   1.09
      VT OTC & Emerging
         Growth
            2006                 372      3.64 -   5.84        2,138         0.00       1.25  - 1.65     10.55  -  11.00
            2005                 412      3.29 -   5.26        2,141         0.00       1.25  - 1.65      6.09  -   6.52
            2004                 510      3.11 -   4.94        2,417         0.00       1.25  - 1.65      6.74  -   7.17
            2003               1,311      2.91 -   4.61        4,642         0.00       1.25  - 1.65     33.48  -  34.02
            2002                 547      2.18 -   3.44        1,874         0.00       1.25  - 1.65    -78.20  - -33.07
      VT Research
            2006                 606     10.36 -  15.54        6,410         0.56       1.25  - 1.89      9.21  -   9.92
            2005                 701      9.42 -  14.23        6,796         0.84       1.25  - 1.89      3.03  -   3.70
            2004                 784      9.09 -  13.81        7,312         0.00       1.25  - 1.89      5.53  -   6.22
            2003                 825      8.55 -  13.08        7,079         0.28       1.25  - 1.89     23.76  -  30.83
            2002                 874      5.85 -   6.91        6,005         0.56       1.25  - 1.65    -41.49  - -23.18
      VT Small Cap Value
            2006                 444     17.34 -  23.92       11,078         0.34       0.83  - 1.65     15.36  -  16.33
            2005                 511     14.90 -  20.73       11,075         0.18       0.83  - 1.65      5.27  -   6.15
            2004                 578     14.04 -  19.69       11,863         0.35       0.83  - 1.65     24.13  -  25.17
            2003                 572     15.87 -  17.62        9,431         0.31       1.25  - 1.65     47.18  -  47.79
            2002                 539     10.78 -  11.92        6,104         0.21       1.25  - 1.65    -19.62  - -19.29
      VT Technology
            2002 (bg)             --       N/A -    N/A           --         0.00       1.25  - 1.60       N/A  -    N/A
      VT Utilities Growth and
         Income
            2006                 394     13.27 -  22.25        5,466         2.93       1.25  - 1.89     24.64  -  25.45
            2005                 462     10.58 -  17.85        5,120         1.86       1.25  - 1.89      6.53  -   7.22
            2004                 446      9.86 -  16.76        4,621         2.04       1.25  - 1.89     19.30  -  20.08
            2003                 434      8.21 -  14.04        3,606         3.48       1.25  - 1.89     23.27  -  40.45
            2002                 459      6.39 -   6.66        3,058         3.51       1.25  - 1.65    -36.08  - -25.04
      VT Vista
            2006                 688     10.67 -  17.87        7,273         0.00       1.25  - 1.99      3.36  -   4.14
            2005                 776     10.24 -  17.29        7,958         0.00       1.25  - 1.99      9.92  -  10.75
            2004                 836      9.25 -  15.73        7,662         0.00       1.25  - 1.99     17.12  -  57.31
            2003               1,103      7.90 -  13.55        7,760         0.00       1.25  - 1.89     31.50  -  35.49
            2002                 798      3.78 -   6.00        4,734         0.00       1.25  - 1.65    -62.24  - -31.47

(bg) For the period beginning January 1, 2002 and ended October 11, 2002

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At December 31,                         For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense             Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**           Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT Voyager
         2006                  2,340    $ 9.13 - $13.63      $22,103        0.11%       1.25% - 1.99%     3.34% -   4.12%
         2005                  2,746      8.76 -  13.19       24,544        0.67        1.25  - 1.99      4.38  -  31.93
         2004                  3,027      8.40 -  12.06       25,367        0.25        1.25  - 1.89      3.05  -   3.72
         2003                  3,124      8.10 -  12.39       24,653        0.35        1.25  - 1.89     23.35  -  23.87
         2002                  2,977      4.53 -   6.56       18,899        0.65        1.25  - 1.65    -27.75  - -27.45

Investments in the Scudder
   Variable Series I Sub-Account:
      21st Century Growth
         2005 (ak)                --       N/A -    N/A           --        0.00        0.00  - 0.00       N/A  -    N/A
         2004                    < 1      8.62 -   8.62            3        0.00        0.70  - 0.70     10.08  -  10.08
         2003                    < 1      7.83 -   7.83            3        0.00        0.70  - 0.70     29.96  -  29.96
         2002                      1      6.00 -   6.02            6        0.00        0.70  - 0.80    -41.72  - -41.66
      Balanced
         2005 (al)                --       N/A -    N/A           --        5.97        0.00  - 0.00       N/A  -    N/A
         2004                    < 1     11.46 -  11.46            3        1.68        0.80  - 0.80      5.63  -   5.63
         2003                    < 1     10.85 -  10.85            3        7.04        0.80  - 0.80     16.99  -  16.99
         2002                      1      9.27 -   9.27           11        1.12        0.80  - 0.80    -15.75  - -15.75

Investments in the Scudder
   Variable Series II Sub-Account:
      Growth
         2005 (aj)                --       N/A -    N/A           --        1.74        0.00  - 0.00       N/A  -    N/A
         2004                    < 1      7.65 -   7.65            3        0.26        0.70  - 0.70      4.41  -   4.41
         2003                    < 1      7.32 -   7.32            3        0.11        0.70  - 0.70     23.84  -  23.84
         2002                    < 1      5.89 -   5.91            3        0.00        0.70  - 0.80    -41.08  - -29.90

(aj) On April 29, 2005, Growth merged into the Capital Growth
(ak) On April 29, 2005, 21st Century Growth merged into Small Cap Growth
(al) On April 29, 2005, Balanced merged into Total Return

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At December 31,                         For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense            Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**           Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in The Universal
   Institutional Funds, Inc.
   Sub-Accounts:
      Van Kampen UIF Emerging
        Markets Equity
            2006                 75     $21.61 - $28.17      $1,745         0.79%       1.35% - 1.48%    35.13% -  35.31%
            2005                 97      15.70 -  20.82       1,641         0.38        1.35  - 1.58     31.76  -  32.06
            2004                 94      11.91 -  14.84       1,215         0.71        0.83  - 1.58     21.18  -  48.41
            2003                 74       9.83 -  12.98         793         0.00        1.35  - 1.58     -1.68  -  47.67
            2002                 66       6.82 -   8.77         479         0.00        1.35  - 1.48    -10.24  - -10.12
      Van Kampen UIF
         Equity Growth
            2006                243      12.46 -  12.66       2,766         0.00        1.29  - 1.89      2.14  -   2.77
            2005                289      12.19 -  12.32       3,148         0.46        1.29  - 1.89     13.53  -  14.22
            2004 (az)           335      10.74 -  10.79       3,196         0.21        1.29  - 1.89      7.41  -   7.85
            2003                234       6.37 -   8.46       2,000         0.00        1.35  - 1.58     22.97  -  23.25
            2002                250       5.18 -   6.87       1,762         0.17        1.35  - 1.58    -29.00  - -28.83
      Van Kampen UIF
        International Magnum
            2006                 81      13.29 -  13.45       1,102         0.09        1.35  - 1.48     23.30  -  23.46
            2005                 84      10.78 -  11.93         934         1.23        1.35  - 1.48      9.44  -   9.58
            2004                 95       9.85 -  10.89         961         3.85        1.35  - 1.48     15.66  -  15.81
            2003                180       8.52 -  10.31       1,704         0.26        0.70  - 1.48      3.08  -  25.55
            2002                102       6.83 -   7.46         705         1.09        1.35  - 1.48    -18.04  - -17.93
      Van Kampen UIF
         Mid Cap Growth
            2006                 72      15.21 -  16.36       1,108         0.00        0.83  - 1.58      7.57  -   8.37
            2005                 91      14.14 -  15.10       1,288         0.00        0.83  - 1.58     15.73  -  16.60
            2004                 83      12.22 -  12.95       1,019         0.00        0.83  - 1.58     19.69  -  20.59
            2003                 58      10.21 -  10.74         596         0.00        0.83  - 1.58      2.07  -  40.59
            2002 (ba)            28       7.32 -   7.64         208         0.00        0.83  - 1.48    -26.81  - -23.62
      Van Kampen UIF
         U.S. Mid Cap Value
            2006                350      14.68 -  16.55       5,131         0.29        0.83  - 1.99     18.30  -  19.70
            2005                446      12.41 -  13.83       5,491         0.31        0.83  - 1.99     10.08  -  11.38
            2004 (bb)           496      11.28 -  12.41       5,518         0.03        0.83  - 1.99     12.76  -  13.65
            2003                258       9.52 -  10.92       2,509         0.00        0.83  - 1.58      9.22  -  39.29
            2002                233       6.84 -   6.95       1,624         0.00        1.35  - 1.58    -29.15  - -28.99

(az) On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity
     Growth
(ba) For the period beginning May 1, 2002 and ended December 31, 2002
(bb) On April 30, 2004, LSA Mid Cap Value merged into Van Kampen UIF U.S. Mid Cap Value

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                       For the year ended December 31,
                              ---------------------------------------   -----------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment       Expense           Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**         Return***
                              ------   -----------------   ----------   -------------   -------------   ---------------
Investments in The Universal
   Institutional Funds, Inc.
   Sub-Accounts (continued):
      Van Kampen UIF
         U.S. Real Estate
            2006                 75     $26.59 - $31.37      $2,385         1.13%       0.83% - 1.58%   35.89% - 36.91%
            2005                 97      19.42 -  23.08       2,250         1.22        0.83  - 1.58    15.22  - 16.09
            2004                116      16.73 -  20.03       2,348         1.56        0.83  - 1.58    34.26  - 35.27
            2003                112      12.37 -  14.92       1,700         0.00        0.83  - 1.58    23.69  - 36.29
            2002                115       9.98 -  10.95       1,317         3.75        1.35  - 1.58    -2.79  -  9.47

Investments in The Universal
   Institutional Funds, Inc.
   (Class II) Sub-Accounts:
      UIF Active International
         Allocation (Class II)
            2003 (bh)            --        N/A -    N/A          --         0.00        0.00  - 0.00      N/A  -   N/A
      Van Kampen UIF
         Emerging Markets
         Debt (Class II)
            2006                300      17.83 -  18.37       5,334         9.20        1.29  - 1.99     8.60  -  9.38
            2005                296      16.42 -  16.79       4,820         7.92        1.29  - 1.99     9.91  - 10.69
            2004                179      14.94 -  15.17       2,613         7.96        1.29  - 1.99     7.89  -  8.66
            2003 (aw)            31      11.32 -  13.84         388         0.00        1.29  - 1.99    13.19  - 38.44
      Van Kampen UIF
         Emerging Markets
         Equity (Class II)
            2006                 52      31.66 -  32.37       1,657         0.75        1.29  - 1.89    34.58  - 35.40
            2005                 48      23.52 -  23.91       1,148         0.38        1.29  - 1.89    31.25  - 32.05
            2004                 43      17.92 -  18.10         768         0.63        1.29  - 1.89    20.67  - 21.41
            2003 (as)            17      14.85 -  14.91         259         0.00        1.29  - 1.89    48.51  - 49.12
      Van Kampen UIF
         Equity and Income
         (Class II)
            2006                437      12.70 -  15.07       5,877         1.28        1.29  - 1.99    10.34  - 11.13
            2005                427      11.51 -  13.56       5,241         0.74        1.29  - 1.99     6.00  - 15.11
            2004                176      10.94 -  10.99       2,114         0.00        1.29  - 1.89     9.44  -  9.89
            2003 (as)             8      11.57 -  11.62          98         0.90        1.29  - 1.89    15.75  - 16.22

(as) For the period beginning July 1, 2003 and ended December 31, 2003
(aw) For the period beginning May 1, 2003 and ended December 31, 2003
(bh) For the period beginning May 1, 2003 and ended October 31, 2003

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                       For the year ended December 31,
                               ---------------------------------------   -----------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets    Investment        Expense           Total
                               (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**         Return***
                               ------   -----------------   ----------   -------------   -------------   ---------------
Investments in The Universal
   Institutional Funds, Inc.
   (Class II) Sub-Accounts
   (continued):
      Van Kampen UIF
         Equity Growth (Class II)
            2006                  99     $12.33 - $14.51      $1,309         0.00%       1.29% - 1.99%    1.75% -  2.48%
            2005                 109      12.12 -  12.27       1,421         0.34        1.29  - 1.99    13.99  - 21.21
            2004                  86      10.72 -  12.42       1,006         0.12        1.29  - 1.89     6.04  -  7.16
            2003 (as)             36      11.67 -  11.71         426         0.00        1.29  - 1.89    16.67  - 17.15
      Van Kampen UIF
         Global Franchise
         (Class II)
            2006                 541      14.45 -  18.08       8,344         1.44        1.29  - 1.99    19.10  - 19.95
            2005                 421      12.13 -  15.07       5,616         0.00        1.29  - 1.99     9.75  - 10.54
            2004                 206      11.05 -  11.13       2,566         0.19        1.29  - 1.99    10.52  - 11.31
            2003 (as)             13      12.20 -  12.25         158         0.00        1.29  - 1.89    22.01  - 22.51
      Van Kampen UIF
         Int'l Growth Equity
         (Class II)
            2006 (w)               6      10.72 -  10.76          69         0.28        1.29  - 1.89     7.17  -  7.61
      Van Kampen UIF
         Mid Cap Growth
         (Class II)
            2006                 279      19.19 -  19.62       3,785         0.00        1.29  - 1.89     7.08  -  7.73
            2005                 127      17.92 -  18.21       2,287         0.00        1.29  - 1.89    15.09  - 15.79
            2004                  98      15.57 -  15.73       1,532         0.00        1.29  - 1.89    19.18  - 19.91
            2003 (as)             48      13.06 -  13.12         630         0.00        1.29  - 1.89    30.63  - 31.16
      Van Kampen UIF
         Small Company
         Growth (Class II)
            2006                 124      19.17 -  19.67       2,350         0.00        1.29  - 1.99     9.62  - 10.40
            2005                 124      17.49 -  17.82       2,167         0.00        1.29  - 1.99    10.64  - 11.43
            2004                 107      15.80 -  15.99       1,708         0.00        1.29  - 1.99    16.58  - 17.41
            2003 (aw)             61      13.56 -  13.62         823         0.00        1.29  - 1.99    35.56  - 36.21

(w)  For the period beginning May 1, 2006, and ended December 31, 2006
(as) For the period beginning July 1, 2003 and ended December 31, 2003
(aw) For the period beginning May 1, 2003 and ended December 31, 2003

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                            At December 31,                       For the year ended December 31,
                               ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets    Investment        Expense            Total
                               (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**          Return***
                               ------   -----------------   ----------   -------------   -------------   -----------------
Investments in The Universal
   Institutional Funds, Inc.
   (Class II) Sub-Accounts
   (continued):
      Van Kampen UIF
         U.S. Mid Cap Value
         (Class II)
            2006                 462     $14.65 - $19.98      $ 7,654        0.22%       1.29% - 1.99%    18.23% -  19.07%
            2005                 393      12.39 -  16.78        5,776        0.27        1.29  - 1.99     10.71  -  23.87
            2004                 290      11.28 -  15.16        3,972        0.01        1.29  - 1.89     12.77  -  13.05
            2003 (as)             87      13.35 -  13.41        1,166        0.00        1.29  - 1.89     33.54  -  34.08
      Van Kampen UIF
         U.S. Real Estate
         (Class II)
            2006                 428      29.82 -  30.72       12,670        1.00        1.29  - 1.99     34.94  -  35.90
            2005                 469      22.10 -  22.60       10,277        1.23        1.29  - 1.99     14.44  -  15.25
            2004                 315      17.17 -  19.31        6,008        1.66        1.29  - 1.99     33.37  -  34.32
            2003 (aw)             56      12.79 -  14.48          769        0.00        1.29  - 1.99     27.85  -  44.79

Investments in the Van Kampen
   Life Investment Trust
   Sub-Accounts:
      LIT Comstock
            2006                 432      14.16 -  14.79        6,507        1.49        0.83  - 1.58     14.46  -  15.32
            2005                 503      12.37 -  12.82        6,581        1.18        0.83  - 1.58      2.74  -   3.51
            2004                 473      12.04 -  12.39        6,011        0.94        0.83  - 1.58     15.91  -  16.78
            2003                 347      11.51 -  11.51        3,808        0.84        0.83  - 1.58     29.36  -  29.36
            2002                 171       8.89 -   8.89        1,478        0.57        0.83  - 1.58    -20.26  - -18.34
      LIT Domestic Income
            2002 (bi)             --        N/A -    N/A           --       33.91        1.25  - 1.25       N/A  -   N/A
      LIT Government
            2006                  48      11.48 -  11.48          549        4.44        1.25  - 1.25      2.06  -   2.06
            2005                  50      11.25 -  11.25          565        3.94        1.25  - 1.25      2.26  -   2.26
            2004                  49      11.00 -  11.00          539        4.85        1.25  - 1.25      2.87  -   2.87
            2003                  57      10.69 -  10.69          607        4.27        1.25  - 1.25      0.47  -   0.47
            2002 (ba) (bi)        47      10.64 -  10.64          496        0.00        1.25  - 1.25      6.42  -   6.42

(as) For the period beginning July 1, 2003 and ended December 31, 2003
(aw) For the period beginning May 1, 2003 and ended December 31, 2003
(ba) For the period beginning May 1, 2002 and ended December 31, 2002
(bi) On May 1, 2002 LIT Domestic Income merged into LIT Government

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                        For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                         Accumulation
                               Units    Unit Fair Value    Net Assets    Investment        Expense            Total
                              (000s)   Lowest to Highest    (000s)      Income Ratio*      Ratio**          Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Van Kampen
   Life Investment Trust
   Sub-Accounts (continued):
      LIT Money Market
            2006                 182     $10.73 - $10.73    $ 1,950         4.55%       1.25% - 1.25%     3.13% -   3.13%
            2005                 179      10.40 -  10.40      1,863         2.70        1.25  - 1.25      1.41  -   1.41
            2004                 200      10.26 -  10.26      2,048         0.91        1.25  - 1.25     -0.46  -  -0.46
            2003                 193      10.31 -  10.31      1,987         0.58        1.25  - 1.25     -0.69  -  -0.69
            2002                 199      10.38 -  10.38      2,066         1.16        1.25  - 1.25     -0.05  -  -0.05
      Strat Growth I (ad)
            2006                 280       4.85 -   5.07      2,213         0.00        1.25  - 1.58      1.25  -   1.58
            2005                 321       4.77 -   5.01      2,613         0.26        1.25  - 1.58      6.25  -   6.59
            2004                 335       4.72 -   4.48      2,674         0.00        1.25  - 1.58      5.36  -   5.70
            2003                 345       4.24 -   4.24      2,725         0.00        1.25  - 1.25     25.75  -  25.75
            2002                 338       3.37 -   3.37      2,368         0.35        1.25  - 1.25    -33.33  - -33.33

Investments in the Van Kampen
   Life Investment Trust
   (Class II) Sub-Accounts:
      LIT Aggressive Growth
         (Class II)
            2006                 127      12.43 -  12.67      1,764         0.00        1.29  - 1.99      2.84  -   3.57
            2005                 139      12.09 -  16.00      1,876         0.00        1.29  - 1.99      8.91  -   9.68
            2004 (ay)            146      11.10 -  11.19      1,790         0.00        0.83  - 1.99     11.00  -  11.87
            2003                  39      12.81 -  12.86        503         0.00        1.29  - 1.89     28.11  -  28.64
      LIT Comstock (Class II)
            2006               1,611      13.13 -  17.09     23,968         1.30        1.29  - 1.99     13.74  -  14.55
            2005               1,622      11.54 -  14.92     21,615         0.83        1.29  - 1.99      2.04  -   2.77
            2004               1,093      11.31 -  11.37     14,647         0.56        1.29  - 1.99     13.12  -  13.66
            2003                 562      12.47 -  12.53      6,425         0.00        1.29  - 1.89     24.75  -  25.25
            2002 (ba)            126       8.05 -   8.05      1,017         0.00        1.35  - 1.48    -19.53  - -19.46
      LIT Growth and Income
         (Class II)
            2006                 888      18.22 -  18.77     15,462         0.98        1.29  - 1.99     13.67  -  14.48
            2005                 804      16.03 -  16.39     12,452         0.73        1.29  - 1.99      7.54  -   8.31
            2004                 553      13.99 -  14.90      8,063         0.47        1.29  - 1.99     11.85  -  12.65
            2003 (aw)            183      12.42 -  13.33      2,373         0.00        1.29  - 1.99     24.23  -  33.26

(ad) Previously known as LIT Emerging Growth
(aw) For the period beginning May 1, 2003 and ended December 31, 2003
(ay) On April 30, 2004, LSA Aggressive Growth merged into LIT Aggressive Growth (Class II)
(ba) For the period beginning May 1, 2002 and ended December 31, 2002

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                         At December 31,                          For the year ended December 31,
                              ---------------------------------------   -------------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets     Investment        Expense           Total
                              (000s)   Lowest to Highest      (000s)    Income Ratio*       Ratio**         Return***
                              ------   -----------------   ----------   -------------   -------------   -----------------
Investments in the Van Kampen
   Life Investment Trust
   (Class II) Sub-Accounts
   (continued):
      LIT Money Market
         (Class II)
            2006                906      $10.10 - $10.32     $9,298         4.13%       1.29% - 1.99%     2.10% -   2.83%
            2005                891        9.89 -  10.04      8,905         2.61        1.29  - 1.99      0.40  -   1.11
            2004                554        9.85 -   9.93      5,487         0.78        1.29  - 1.99     -1.45  -  -0.75
            2003 (bj)             4       10.00 -  10.00         40         0.00        1.29  - 1.29      0.00  -   0.00
      Strat Growth II
         (Class II) (ae)
            2006                276       13.01 -  13.45      3,404         0.00        1.29  - 1.99      0.59  -   1.30
            2005                316       12.93 -  13.27      3,766         0.01        1.29  - 1.99      5.50  -   6.25
            2004                270       12.26 -  12.45      2,951         0.00        1.29  - 1.99      4.65  -   5.40
            2003                161       11.71 -  11.85      1,506         0.00        1.29  - 1.99     17.12  -  18.53
            2002                 65        5.82 -   5.83        381         0.03        1.35  - 1.48    -33.65  - -33.56

Investments in the Wells Fargo
   Variable Trust Sub-Accounts:
      Wells Fargo Advantage
         Asset Allocation (af)
            2006                 54       11.83 -  11.83        645         2.24        1.25  - 1.25     10.75  -  10.75
            2005                 57       10.69 -  10.69        613         2.04        1.25  - 1.25      3.69  -   3.69
            2004                 59       10.31 -  10.31        612         1.95        1.25  - 1.25      7.98  -   7.98
            2003                 67        9.54 -   9.54        636         1.65        1.25  - 1.25     20.57  -  20.57
            2002                 54        7.92 -   7.92        431         2.40        1.25  - 1.25    -13.94  - -13.94
      Wells Fargo Advantage
         Equity Income (ag)
            2006                 40       12.94 -  12.94        514         1.59        1.25  - 1.25     17.08  -  17.08
            2005                 31       11.05 -  11.05        345         1.45        1.25  - 1.25      4.07  -   4.07
            2004                 30       10.62 -  10.62        323         1.52        1.25  - 1.25      9.69  -   9.69
            2003                 26        9.68 -   9.68        250         1.54        1.25  - 1.25     24.63  -  24.63
            2002                 24        7.77 -   7.77        184         1.93        1.25  - 1.25    -20.27  - -20.27
      Wells Fargo Advantage
         Large Company Core (ah)
            2006                 68        7.61 -   7.61        521         0.68        1.25  - 1.25     14.21  -  14.21
            2005                 73        6.67 -   6.67        488         0.63        1.25  - 1.25     -3.46  -  -3.46
            2004                 56        6.90 -   6.90        387         0.00        1.25  - 1.25      7.02  -   7.02
            2003                 40        6.45 -   6.45        260         0.00        1.25  - 1.25     22.04  -  22.04
            2002                 20        5.29 -   5.29        108         0.10        1.25  - 1.25    -26.77  - -26.77

(ae) Previously known as LIT Emerging Growth (Class II)
(af) Previously known as Wells Fargo VT Advantage Asset Allocation
(ag) Previously known as Wells Fargo VT Advantage Equity Income
(ah) Previously known as Wells Fargo VT Advantage Large Company Core
(bj) For the period beginning December 31, 2003 and ended December 31, 2003

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)Financial Statements

The Financial Statements of Allstate Life Insurance Company of New York ("Allstate New York" or "Depositor"), which are comprised of the financial statements of the underlying Sub-accounts, and the financial statements of Allstate Life of New York Separate Account A are filed herewith in Part B of this Registration Statement.

(b)Exhibits


Exhibit
Number  Description
------- -----------

   1.   Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the
        Allstate Life of New York Separate Account A. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registrant's Form N-4 Registration Statement File No. 033-65381 dated April 30, 1999.)

   2.   Not Applicable.

   3(a) Underwriting Agreement between Allstate Life Insurance Company of New York and Allstate Distributors, L.L.C.
        (Incorporated herein by reference to Post-Effective Amendment No. 2 to Registrant's Form N-4 Registration Statement
        (File No. 333-74411) dated April 26, 2000.)

   3(b) Form of Selling Agreement. Filed herewith.

   3(c) Form of Administrative Services Agreement between Allstate Life Insurance Company of New York and Allstate
        Distributors, L.L.C. (Incorporate herein by reference to Post-Effective Amendment No. 2 to Registrant's Form N-4
        Registration Statement (File No. 333-74411) dated April 26, 2000.)

   4(a) Form of Individual Flexible Premium Deferred Variable Annuity. (Incorporated herein by reference to the Registrant's
        Form N-4 Registration Statement File No. 333-143228 dated May 24, 2007.)

   4(b) Form of Schedule - L Series. (Incorporated herein by reference to the Registrant's Form N-4 Registration Statement File
        No. 333-143228 dated May 24, 2007.)

   4(c) Form of Schedule - X Series. (Incorporated herein by reference to the Registrant's Form N-4 Registration Statement File
        No. 333-143228 dated May 24, 2007.)

   4(d) Form of Longevity Credit Rider. (Incorporated herein by reference to the Registrant's Form N-4 Registration Statement
        File No. 333-143228 dated May 24, 2007.)

   4(e) Form of Enhanced Dollar Cost Averaging Rider. (Incorporated herein by reference to the Registrant's Form N-4
        Registration Statement File No. 333-143228 dated May 24, 2007.)

   4(f) Form of Enhanced Dollar Cost Averaging Schedule Supplement. (Incorporated herein by reference to the Registrant's
        Form N-4 Registration Statement File No. 333-143228 dated May 24, 2007.)

   4(g) Form of Highest Anniversary Value Death Benefit Rider. (Incorporated herein by reference to the Registrant's Form N-4
        Registration Statement File No. 333-143228 dated May 24, 2007.)

   4(h) Form of Highest Anniversary Value Death Benefit Schedule Supplement. (Incorporated herein by reference to the
        Registrant's Form N-4 Registration Statement File No. 333-143228 dated May 24, 2007.)

   4(i) Form of Guaranteed Minimum Income Benefit Rider. (Incorporated herein by reference to the Registrant's Form N-4
        Registration Statement File No. 333-143228 dated May 24, 2007.)

   4(j) Form of Guaranteed Minimum Income Benefit Schedule Supplement. (Incorporated herein by reference to the
        Registrant's Form N-4 Registration Statement File No. 333-143228 dated May 24, 2007.)

   4(k) Form of TrueIncome Benefit Rider. (Incorporated herein by reference to the Registrant's Form N-4 Registration
        Statement File No. 333-143228 dated May 24, 2007.)

   4(l) Form of TrueIncome Benefit Schedule Supplement. (Incorporated herein by reference to the Registrant's Form N-4
        Registration Statement File No. 333-143228 dated May 24, 2007.)

   4(m) Form of TrueIncome - Spousal Benefit Rider. (Incorporated herein by reference to the Registrant's Form N-4 Registration
        Statement File No. 333-143228 dated May 24, 2007.)

   4(n) Form of TrueIncome - Spousal Benefit Schedule Supplement. (Incorporated herein by reference to the Registrant's Form
        N-4 Registration Statement File No. 333-143228 dated May 24, 2007.)

   4(o) Form of Individual Retirement Annuity Endorsement. (Incorporated herein by reference to the Registrant's Form N-4
        Registration Statement File No. 333-143228 dated May 24, 2007.)

   4(p) Form of Roth Individual Retirement Annuity Endorsement. (Incorporated herein by reference to the Registrant's Form N-
        4 Registration Statement File No. 333-143228 dated May 24, 2007.)


5.   Form of Application for Allstate RetirementAccess Variable Annuity contract. Filed herewith.

6(a) Restated Certificate of Incorporation of Allstate Life Insurance Company of New York (Previously filed in Depositor's Form
     10-K dated March 30, 1999 and incorporated herein by reference.)

6(b) Amended By-laws of Allstate Life Insurance Company of New York (Previously filed in Depositor's Form 10-K dated March
     30, 1999 and incorporated herein by reference.)

7.   Indemnity Reinsurance Agreement Contract. Filed herewith.

8.   Participation Agreement. Filed herewith.

9.   Opinion and Consent of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance
     Company of New York regarding the legality of the securities being registered. (Incorporated herein by reference to the
     Registrant's Form N-4 Registration Statement File No. 333-143228 dated May 24, 2007.)

10.  Consent of independent registered public accounting firm. Filed herewith.

11.  Not Applicable.

12.  Not Applicable

13.  Powers of Attorney for Marcia D. Alazraki, Michael B. Boyle, Vincent A. Fusco, James E. Hohmann, Cleveland Johnson, Jr.,
     John C. Lounds, Kenneth R. O'Brien, Samuel H. Pilch, John C. Pintozzi, John R. Raben, Jr., Phyllis H. Slater, Kevin R.
     Slawin, Michael J. Velotta, and Douglas B. Welch. (Incorporated herein by reference to the Registrant's Form N-4
     Registration Statement File No. 333-143228 dated May 24, 2007.)


Item 25. Directors and Officers of the Depositor


                                        Position And Office With Depositor Of
 Name And Principal Business Address*   The Account
 ------------------------------------   -------------------------------------
 Marcia D. Alazraki                     Director
 Michael B. Boyle                       Director and Vice President
 Vincent A. Fusco                       Director, Chief Operations Officer
                                        and Vice President
 Cleveland Johnson, Jr.                 Director
 Kenneth Robert O'Brien                 Director
 John Richard Raben, Jr.                Director
 John Carl Lounds                       Director and Vice President
 John C. Pintozzi                       Director, Vice President and Chief
                                        Financial Officer
 Eric Allen Simonson                    Senior Vice President and Chief
                                        Investment Officer
 Phyllis Hill Slater                    Director
 Kevin Rourke Slawin                    Director and Vice President
 James E. Hohmann                       Director, Chairman of the Board,
                                        President and Chief Executive Officer
 Michael Joseph Velotta                 Director, Vice President, General
                                        Counsel and Secretary
 Douglas B. Welch                       Director and Vice President
 Patricia W. Wilson                     Vice President
 Samuel Henry Pilch                     Group Vice President and Controller
 Mark W. Davis                          Vice President
 Matthew S. Easley                      Vice President
 Dorothy E. Even                        Vice President
 Karen Cassidy Gardner                  Vice President
 Anson J. Glacy, Jr.                    Vice President
 Judith P. Greffin                      Vice President
 Charles D. Mires                       Vice President
 John Eric Smith                        Vice President
 Steven C. Verney                       Treasurer
 Darryl L. Baltimore                    Assistant Vice President
 Karen Burckhardt                       Assistant Vice President
 Errol Cramer                           Assistant Vice President
 Lawrence W. Dahl                       Assistant Vice President

 Joanne Marie Derrig                    Assistant Vice President and Chief
                                        Privacy Officer
 Lisa J. Flanary                        Assistant Vice President
 Douglas Ford Gaer                      Assistant Vice President
 Trond K. Odegaard                      Assistant Vice President and
                                        Investment Risk Manager
 Robert L. Park                         Assistant Vice President and Chief
                                        Compliance Officer
 Joseph P. Rath                         Assistant Vice President, Assistant
                                        General Counsel and Assistant
                                        Secretary
 Mario Rizzo                            Assistant Vice President and
                                        Assistant Treasurer
 Timothy Nicholas Vander Pas            Assistant Vice President
 Dean M. Way                            Assistant Vice President and
                                        Illustration Actuary
 Richard Zaharias                       Assistant Vice President
 Kevin Tiernan                          Chief Administrative Officer
 Robert William Birman                  Assistant Secretary
 Doris J. Bryant                        Assistant Secretary
 Paul N. Kierig                         Assistant Secretary
 Mary J. McGinn                         Assistant Secretary
 Nestor Almaria                         Assistant Treasurer
 Lynn Cirrincione                       Assistant Treasurer
 Narayan Shankar                        Appointed Actuary
--------
* The principal business address of Mr. Fusco is 100 Motor Parkway, Hauppauge, New York 11788.
  The principal business address of Ms. Alazraki is 1675 Broadway, New York, New York, 10019.
  The principal business address of Mr. Johnson is 47 Doral Lane, Bay Shore, New York 11706.
  The principal business address of Mr. O'Brien is 165 E. Loines Avenue, Merrick, New York 11566.
  The principal business address of Mr. Raben is 60 Wall Street, 15th Floor, New York, New York 10260.
  The principal business address of Ms. Slater is 14 Bond Street, Suite 410, Great Neck Long Island, New York 11021.
  The principal business address of the other foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

Item 26. Persons Controlled By Or Under Common Control With Depositor Or Registrant

Information in response to this item is incorporated by reference to the Form 10-K Annual Report of The Allstate Corporation filed February 22, 2007 (File #1-11840).

Item 27. Number Of Contract Owners

As of the date of this filing, there were 0 contract owners.

Item 28. Indemnification

The by-laws of both Allstate New York and Allstate Distributors, L.L.C. (Principal Underwriter), provide for the indemnification of their directors, officers and controlling persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the respective company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29A. Relationship Of Principal Underwriter To Other Investment Companies

Allstate Distributors, L.L.C. ("Allstate Distributors") serves as principal underwriter to the following affiliated investment companies:

   Allstate Financial Advisors Separate Account I
   Allstate Life of New York Separate Account A

Item 29B. Principal Underwriter

The directors and officers of Allstate Distributors, the principal underwriter, are as follows:


 Name and Principal Business Address*
 of Each Such Person                    Positions and Offices with Underwriter
 ------------------------------------   --------------------------------------
 Robert A. Shore                        President
 J. Eric Smith                          Manager, Chairman of the Board and
                                        Chief Executive Officer
 John C. Pintozzi                       Manager
 Michael J. Velotta                     Manager and Assistant Secretary
 Karen C. Gardner                       Vice President
 Joseph P. Rath                         Vice President, General Counsel and
                                        Secretary
 Joanne Derrig                          Assistant Vice President and Chief
                                        Privacy Officer
 Maribel V. Gerstner                    Assistant Vice President and Chief
                                        Compliance Officer
 William D. Webb                        Treasurer
 Mary J. McGinn                         Assistant Secretary
 Steven C. Verney                       Assistant Treasurer
 Mario Rizzo                            Assistant Treasurer

--------
* The principal business address of the forgoing officers and directors is 3100 Sanders Road, Northbrook, IL 60062.

Item 29C. Compensation Of Principal Underwriter

           (1)              (2)           (3)            (4)         (5)
                         Discounts  Net Underwriting
    Name of Principal       and     Compensation on   Brokerage
       Underwriter      Commissions    Redemption    Commissions Compensation
       -----------      ----------- ---------------- ----------- ------------

  Allstate Distributors
                            N/A           N/A            $0          N/A

Item 30. Location Of Accounts And Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder are currently maintained by the Administrator, The Prudential Insurance Company of America, at its processing center in Fort Washington, Pennsylvania.

Item 31. Management Services

None.

Item 32. Undertakings

Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a toll-free number included in the prospectus that the applicant can use to request for a Statement of Additional Information. Finally, Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Item 33. Representations Pursuant To Section 403(b) Of The Internal Revenue Code

Allstate New York represents that it is relying upon the letter, dated November 28, 1988, from the Commission staff to the American Council of Life Insurance and that it intends to comply with the provisions of paragraphs 1-4 of that letter.

Item 34. Representation Regarding Contract Expenses


Allstate New York represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate New York under the Contracts.

                                  SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Life of New York Separate Account A, has caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the Township of Northfield, State of Illinois, on the 28th day of September, 2007.


                 ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                                 (REGISTRANT)

                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                  (DEPOSITOR)

                                              BY: /s/ Michael J. Velotta
                                                  ------------------------------
                                                  Michael J. Velotta
                                                  Vice President, Secretary and
                                                  General Counsel


As required by the Securities Act of 1933, this amended Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company of New York on the 28th day of September, 2007.



*/MARCIA D. ALAZRAKI     Director
------------------------
Marcia D. Alazraki

*/MICHAEL B. BOYLE       Director and Vice President
------------------------
Michael B. Boyle

*/VINCENT A. FUSCO       Director, Chief Operations
------------------------ Officer and Vice President
Vincent A. Fusco

*/JAMES E. HOHMANN       Director, Chairman of the
------------------------ Board, President and Chief
James E. Hohmann         Executive Officer (Principal
                         Executive Officer)

*/CLEVELAND JOHNSON, JR. Director
------------------------
Cleveland Johnson, Jr.

*/JOHN C. LOUNDS         Director and Vice President
------------------------
John C. Lounds

*/KENNETH R. O'BRIEN     Director
------------------------
Kenneth R. O'Brien

*/SAMUEL H. PILCH        Controller and Group Vice
------------------------ President (Principal
Samuel H. Pilch          Accounting Officer)

*/JOHN C. PINTOZZI       Director, Vice President and
------------------------ Chief Financial Officer
John C. Pintozzi         (Principal Financial Officer)

*/JOHN R. RABEN, JR.     Director
------------------------
John R. Raben, Jr.

*/PHYLLIS H. SLATER      Director
------------------------
Phyllis H. Slater

*KEVIN R. SLAWIN         Director and Vice President
------------------------
Kevin R. Slawin

/s/MICHAEL J. VELOTTA Director, Vice President,
--------------------- General Counsel and Secretary
Michael J. Velotta

*/DOUGLAS B. WELCH    Director and Vice President
---------------------
Douglas B. Welch



*/ By Michael J. Velotta, pursuant to Power of Attorney, previously filed.

                                 EXHIBIT INDEX


Exhibit No.  Exhibit
-----------  -------
Exhibit 3(b) Form of Selling Agreement

Exhibit 5 Form of Application for Allstate RetirementAccess Variable Annuity contract

Exhibit 7    Indemnity Reinsurance Agreement

Exhibit 8    Participation Agreement

Exhibit 10   Consent of independent registered public accounting firm